Form 20-F
period 2023-03-31
DR REDDYS LABORATORIES LTD
filed 2023-06-13
CIK 1135951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-15182

DR. REDDY’S LABORATORIES LIMITED
(Exact name of Registrant as specified in its charter)
Not Applicable	T elangana , India
(Translation of Registrant’s name	(Jurisdiction of incorporation or
into English)	organization)
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

166,527,876 Equity Shares

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
☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements
.
☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
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
☐
No
☑

Currency of Presentation and Certain Defined Terms

In this annual report on Form 20-F, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation
, references to “EUR” or “euros” are to the legal currency of the European Union and references to “CAD” are to the legal currency of Canada. Our financial statements are prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. These standards include International Accounting Standards, or “IAS”, and their interpretations issued by the International Financial Reporting Interpretations Committee, or “IFRIC”, or its predecessor, the Standing Interpretations Committee, or “SIC”. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to our “ADSs” are to our American Depositary Shares.

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

Our financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1 = Rs.82.19, as published by Federal Reserve Board of Governors on March 31, 2023. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is
https://www.drreddys.com.
Information contained in our website,
www.drreddys.com
, is not part of this Annual Report and no portion of such information is incorporated herein.

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

•
compliance matters, including lapses by our U.S. or overseas employees, third-party distributors or marketing and distribution agents in complying with the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws,  which could result in adverse consequences to us, including without limitation causing us to be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities;

•	risks of reputational damage and other adverse effects in the event of inadequate performance and management of environmental, social and governance (“ESG”) and climate change topics; and

•	those discussed in the sections entitled “risk factors”, “business overview” and “operating and financial review and prospects” and elsewhere in this report.

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

3.C.
Reasons for the offer and use of proceeds

Not applicable.

3.D.
Risk factors

You should carefully consider all of the information set forth in this Form 20-F and in other documents we file with or furnish to the SEC, including the following risk factors that we face and that are faced by our industry. The risks below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial may also affect our business operations. Our business, financial condition, results of operations and/or cash flows could be materially or adversely affected by any of these risks. This Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this report and our other SEC filings. For a summary of the risk factors included in this Item 3.D. and for further details on our forward-looking statements, see “Forward-Looking Statements and Risk Factors Summary” on page 2.

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
In recent years
, a number of Indian generic pharmaceutical companies have been issued Official Action Indicated (“OAI”) status notices and warning letters by the U.S. FDA. A significant proportion of our manufacturing base of active pharmaceutical ingredients and formulations plants servicing the United States and other markets of our Global Generics business is based out of India. While our quality practices and quality management systems are designed and maintained in a manner to comply with the highest regulatory and quality standards, the inspections may often lead to non-conformity observations requiring corrective actions. Based on the criticality of the observations and the circumstances, the U.S. FDA may classify the inspection as Voluntary Action Indicated (“VAI”) status or OAI status, may issue warning letters and/or place our products on import alert detention lists.
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

From time to time we also acquire in-process research and development assets, which require significant resources and expenditures to continue to develop, both through our own efforts and through collaborations. Because of the inherent risk associated with research and development efforts in our industry, including the high cost and uncertainty of conducting clinical trials (where required), such efforts may not result in the successful introduction of new pharmaceutical products approved by the relevant regulatory bodies.

Our results of operations may suffer if these products are not timely developed, approved or successfully commercialized. Refer to Notes 6, 13 and 14 of our consolidated financial statements for details of impairment of non-current assets.

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

In addition, the competitive landscape includes a high level of uncertainty as numerous companies are working on or may be evaluating similar targets, and a product considered as promising at the beginning of its development may become less attractive if a competitor addressing the same unmet need reaches the market earlier.

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

The regulatory requirements are still evolving in many markets where we sell or manufacture products, including our biologic drugs, and regulatory requirements may be unclear due to lack of precedents, among other reasons, which may lead to delays in product approvals or other sanctions. In the United States, the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created a statutory pathway and abbreviated approval processes for the approval of biosimilar versions of branded biological products. While the U.S. FDA has issued guidelines, the regulatory policies in this area are still evolving. Further, while a number of legal challenges concerning the requirements of the abbreviated biosimilar pathway, patent exchange and other provisions of BPCIA have been adjudicated in U.S. courts, legal challenges concerning FTO, patent exchange and trade matters, among others, continue.

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

For example, in the United States, Congress passed the Inflation Reduction Act of 2022, which makes significant changes to how drugs are covered and paid for under the Medicare program, including the creation of financial penalties for drugs whose prices rise faster than the rate of inflation, redesign of the Medicare Part D program to require manufacturers to bear more of the liability for certain drug benefits, and government price-setting for certain Medicare Part D drugs, starting in 2026, and Medicare Part B drugs starting in 2028. The long-term implications of the Inflation Reduction Act remain uncertain and subject to various factors, including the manner in which U.S. Department of Health and Human Services decides to implement the statute.

The U.S. Congress also continues to consider other drug pricing legislation that, if passed and signed into law, could impact companies’ ability to increase prices for prescription drugs, even in case of increase in our input costs, to maintain our margins. For instance, the U.S. Department of Health and Human Services and U.S. FDA’s Safe Importation Action Plan was announced in July 2019. Following this framework, the U.S. FDA proposed a draft rule in December 2019 that would allow importation of certain lower-cost prescription drugs from Canada, and in September 2020 the rulemaking was finalized by the U.S. FDA along with an industry guidance document.

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

Consolidation and integration of the drug wholesalers, retail drug chains, private insurers, managed care organizations and other purchasing organizations may continue to adversely affect pharmaceutical manufacturers. Such consolidations have resulted in these groups gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing our business. There are three large Group Purchasing Organizations (“GPOs”) that account for the majority of generics purchases in the United States in 2022, which provides each of them with significant bargaining power. We expect this trend of increased pricing pressures to continue. Such pressures have reduced, and could continue to reduce, our revenue, margins and profitability
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

Actions by our employees, or third-party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere, may expose us to liability for violations of such anti-bribery laws and accordingly may have a material adverse effect on our reputation and our business, financial condition, results of operations and/or cash flows.

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

While our personnel work remotely, our dependence on secure access from remote work locations has increased and the risk of cyber incidents may be increased. If our information technology systems are unsuccessfully implemented, fail, suffer errors or interruptions, or become unavailable, that might have a materially adverse impact on our business operations and our financial position or results of operations.

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
There can be no assurance that we will be able to retain and attract such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on our business, financial condition, results of operations and/or cash flows. In addition, we do not maintain “key person” life insurance on any officer, employee or consultant.

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

Our results of operations may suffer if our products are not timely developed, approved or successfully commercialized. Certain of our products were impaired during the years ended March 31, 2023, 2022 and 2021. Refer to Note 12 (“Property, plant and equipment”), Note 13 (“Goodwill”) and Note 14 (“Other Intangible Assets”) of our consolidated financial statements for further details.

We are subject to data privacy and security laws and regulations in many different jurisdictions and countries where we do business, and our or our partners’ failure to comply could result in fines, penalties, reputational damage, and could impact the way we operate our business.

We are
subject to laws and regulations governing the collection, use and transmission of health information, including personal data. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect our business. The European Union’s General Data Protection Regulation (“GDPR”), which became fully effective in May 2018, implemented stringent requirements on how a company may gather, retain, use and manage personal and sensitive data, as well as mandatory data breach notification requirements. The GDPR grants national authorities the power to apply fines of up to EUR 20 million or 4% of the previous financial year’s global turnover (whichever is greater) to the worst violations.

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

Also, recent localization requirements in China’s new personal information law, alongside European Union regulatory guidance further limiting the ability to transfer personal data from the European Union to the rest of the world.

In addition, a failure by us, or our third-party vendors, to comply with applicable data privacy and security laws could result in financial, legal, business, and reputational harm and may have a material adverse effect on the way we operate our business, our financial condition, results of operations and/or cash flows.

Evolving third-party relationships beyond the traditional vendor/supplier model and the increased use of digital solutions and applications represents privacy challenges. In addition, there is increasing regulatory interest in emerging technologies. This will require us to assess our
capabilities in these areas.

These data protection laws and similar initiatives could increase the cost of developing, implementing or maintaining our information technology systems and require us to allocate more resources to compliance initiatives thereby increasing our costs, impact operational efficiency and most importantly lead to reputational loss.

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

For business reasons, we continue to examine such product opportunities (i.e., involving non-expired patents) going forward and this could result in patent litigation, the outcomes of which may have a material adverse effect on our results of operations, financial condition and/or cash flows.

We have concentrations of sales to certain customers,
and consolidation among distributors and
pharmaceutical companies could
increase the concentration risk and also adversely impact our business prospects.

In the United States, similar to other pharmaceutical companies, we sell our products through wholesale distributors and large retail chains in addition to hospitals, pharmacies and other groups. During the year ended March 31, 2023, our ten largest customers accounted for approximately 79% of our North America Global Generics segment’s revenues, and two of these customers collectively represented approximately 13% of our total company revenues. Refer to Note 5 (under “Information about major customers”) of our consolidated financial statements. As discussed above, industry consolidation trends have resulted in these groups gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing our business. Any further consolidation may lead to incremental pricing pressure.

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

In February 2022, Russia initiated military action against Ukraine. In response, the United States and certain other countries imposed significant sanctions and trade actions against Russia. The broader economic consequences of the military conflict, geopolitical instability, the imposition of sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia in response to such measures could adversely affect the global geopolitical and economic environment. And that could in turn adversely impact our operations, cash flows and growth in Russia and other countries of the former Soviet Union. For details on the impacts of this conflict on our business, see the discussion in Section 4.B. of this report under “Our Principal Areas of Operations - Global Generics Segment - Russia and other Countries of the former Soviet Union and Romania - Impact on our Operations due to the military conflict between Russia and Ukraine.”

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

We continue to monitor the effects of this military conflict, as well as to monitor significant political, legal, regulatory and other susceptible economic developments in these regions and attempt to mitigate our exposure where possible. However, mitigation is not always possible, and our international operations could be adversely affected by political, legal, regulatory and economic developments, such as changes in capital and exchange controls; expropriation and other restrictive government actions (e.g., Ukrainian Law restricting the circulation of medicines of a marketing authorization holder affiliated directly or indirectly with entities in Russia and Belarus, as adopted by the Ukrainian Parliament in May 2022); intellectual property protection and remedy laws; trade regulations; procedures and actions affecting approval, production, pricing, distribution and marketing of, reimbursement for and access to our products; and intergovernmental disputes, including embargoes and/or military hostilities.

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

Shareholders of a public company sometimes bring securities class action lawsuits against the company following periods of instability in the market price of that company’s securities. Refer to Note 32 (“Contingencies”) of our consolidated financial statements for details on our current securities class action lawsuits. As a public company grows in size, the risk of such litigations may increase. If we were to be sued in any such class action suit, irrespective of the merits of the underlying case, it could have adverse effects on us, including among other things: (a) a diversion of management’s time and attention and other resources from our business and operations, which could harm our results of operations; (b) negative publicity, which could harm our reputation and restrict our ability to raise capital in the future; (c) require us to incur significant expenses to defend the suit; and (d) if a claim against us is successful, we may be required to pay significant damages and, in certain circumstances, to indemnify our directors and officers if they are named as defendants in the class action suit. Any of the foregoing could, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations, cash flows and/or the price of our ADSs.

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

However, emerging developments in various countries laws relating to the liability of generic pharmaceutical manufacturers for certain product liability claims could increase our exposure to litigation costs and damages. This potential exposure to lawsuits would also have increased the risk that, in the future, we would not be able to obtain the type and amount of insurance coverage we desire at an acceptable price The risk of exposure to lawsuits is likely to increase as we develop our own new patented products, or limited competition/complex products, such as injectable vaccines or biosimilar products, in addition to making generic versions of drugs that have been in the market for some time. In addition, the existence or even threat of a major product liability claim could also damage our reputation and affect consumers’ views of our other products, thereby negatively affecting our business, financial condition, results of operations and cash flows.

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

Our business model is supported by our ESG strategy. Implementing our ESG strategy requires a strong governance framework including responsible practices and commitment on business ethics, compliance, quality, transparency, and anti-corruption. Any failure in governance, performance management, or ESG strategy execution could lead to us being unable to meet our ESG goals, and could result in the adverse effects described above.

Technology disruptions have been identified as a risk for our business. In the near future, innovation in technology is expected to impact our drug development process and the supply chain, ranging from speed to safety to manpower. If we do not  upgrade automation technologies to increase the productivity of our operations, achievement of our ESG goals could be adversely impacted.

The achievement of our targets on carbon neutrality and renewable energy is dependent on multiple external factors including the pace of deployment of renewable energy, intermittency and variability, storage capacity and infrastructure challenges, technical challenges, the cost of carbon offsets etc. and may impact our ability to meet our goals, or stakeholder expectations and our reputation may be harmed.

We are expected to plan mitigation measures for ESG risks due to climate change and environment degradation, adapt to the realities of climate change, and disclose any material effect it may have on our business, financial condition, results of operations and cash flows. Our customers conduct audits on a continual basis on matters related to sustainability including climate change adaption and mitigation. Inadequate management of environmental resources could lead to loss of revenue, higher operational costs, and incidents that could harm our communities and the environment, leading to financial and reputational implications. Moving to new, more sustainable solutions for resource conservation may require increased capital expenditure.

We are subject to various laws and regulations concerning, among other things: employee safety; product safety; the handling, transportation, storage, use and disposal of chemicals; and the discharge of regulated materials and pollutants into the environment. Failure to adapt to or comply with existing or new regulatory requirements, or investor or stakeholder expectations and standards, on these ESG matters could negatively impact our reputation or harm our business.

As ESG continues to gain significance with governments, corporates and investors, there have been multiple shifts in the ESG regulatory and reporting landscape globally and in India, along with changing stakeholder expectations. There is an increasing gap between ESG reporting and disclosures, and investor expectations of how we will adapt and respond to the changing external business environment. With growing pressure to improve and expand our ESG disclosures, we need to engage with our investors frequently and keep a close eye on their ESG-related concerns. Investor sentiment is also driven by global shifts, the political climate, and international policies. An inability to manage investor sentiment or address flags may negatively impact our positioning and valuation.

If we are unable to defend ourselves in patent challenges, we could be subject to injunctions preventing us from selling our products, or we could be subject to substantial liabilities that could adversely affect our profits and cash flows. Further, our patent settlement agreements with the innovators may face government scrutiny, exposing us to significant damages.

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

EMERGING RISKS

Increasing use of social media and mobile communication tools could give rise to liability or breaches of data security.

We and our business associates are increasingly relying on social media and mobile communication tools as a means of communications. To the extent that we seek as a company to use these tools as a means to communicate about our products or about the diseases our products are intended to treat, there are significant uncertainties as to either the rules that apply to such communications, or as to the interpretations that health authorities will apply to the rules that exist. As a result, despite our efforts to comply with applicable rules, there is a significant risk that our use of social media and mobile communication tools for such purposes may cause us to nonetheless be found in violation of them. In addition, because of the universal availability of social media and mobile communication tools, our associates or third parties may make use of them in ways that may not be sanctioned by us, and that may give rise to liability, or that could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, clinical trial patients, customers and others. Such uses of social media and mobile communication tools could have a material adverse effect on our business, financial condition, results of operations and/or cash flows.

Social media posts could also contain information purported to be disclosed by us that is false or otherwise damaging, which could have a material adverse effect on our reputation and the price of our equity shares and ADSs.

Risks from disruption to production, supply chain or operations as a result of events emanating from climate change, and the related impacts of laws intended to mitigate climate change, could adversely affect our business and operations and cause our revenues to decline.

Climate change has the potential to increase the frequency and severity of natural disasters and extreme weather events. We are an integrated pharmaceutical company operating in multiple geographies such as India, Mexico, the United States and the United Kingdom. Several of our operations can be exposed to different climate-related regulations. In addition, current or emerging laws or regulations intended to limit greenhouse gas emissions or water usage, such as carbon pricing, taxes on emissions, fuel and energy, or to mitigate the impacts of climate change may become more prevalent, which could increase our operating costs and the costs charged by suppliers. These events could have a material adverse effect on our business.

We must consider the emergence and management of different types of climate-related risks affecting our business in different time horizons, both from an operational and strategic perspective. Besides addressing the physical aspects of climate change we also face external stakeholder pressure to assess and reduce the climate impact of our medicines, the construction of new projects, sites, and buildings, and any large capital expenditures.

 Stringent labor laws may adversely affect our ability to have flexible human resource policies; labor union problems could negatively affect our production capacity and overall profitability.

Labor laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business. As of March 31, 2023, approximately 1.7% of our employees belonged to a number of different labor unions. If we experience problems with our labor unions, that may adversely affect our production capacity and our overall results and operations.

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

GENERAL RISKS THAT ARE NOT SPECIFIC TO OUR COMPANY

Current economic conditions may adversely affect our industry, financial position, results of operations and cash flows.

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

We handle dangerous materials, including explosive, toxic and combustible materials. If improperly handled or subjected to the wrong conditions, these materials could cause accidents resulting in injury, property and environment damage, and business disruptions. Changes in business and operations in our plants from the introduction of new products, or increased demand for existing products, can also pose increased safety hazards. Such hazards can be addressed and mitigated through project risk assessment, employee and contractor training, proper governance systems and other safety measures, and the failure to carry these out can lead to industrial accidents.

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

The pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, and responses to curtail them may have a number of risks and challenges for our business, including among others its impacts on the global supply chain, on governmental processing time for product and patent approvals, on health and safety of employees and on the economy in general.
In
the years ended March 31,
2023 and 2022, we did not experience significant impacts or delays from any pandemic or epidemic on our business operations. However, we had experienced certain disruptions relating to the COVID-19 pandemic during the year ended March 31, 2021, and we cannot be certain whether COVID-19 or other pandemics will adversely impact our business operations and results in future periods.

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

We op
erate in jurisdictions that impose transfer pricing and other tax-related regulations on our intercompany arrangements, and any failure to comply could materially and adversely affect our profitability.

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

Although our intercompany arrangements are based on accepted tax standards, tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in such jurisdictions, which may increase our tax liabilities and could have a material adverse effect on the results of our operations and cash flows. Further, the base erosion and profit shifting (“BEPS”) project undertaken by the Organization for Economic Cooperation and Development (“OECD”) contemplates changes to numerous international tax principles. Various countries have incorporated such tax principles into their domestic legislations by way of enactment. These enactments are significant in nature and require compliance on a regular basis. Although we will continue to adhere to such compliance, significant uncertainties remain as to the outcome of these efforts.

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
If the economy of any of our key markets (including but not limited to the United States, the United Kingdom, Germany, India, China, Russia, and Ukraine) is affected by such acts, our business, results of operations and cash flows may be adversely affected as a consequence.

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

Risks from disruption to production, supply chain or operations from natural disasters could adversely affect our business and operations.

If flooding, droughts, hurricanes, tornados, wildfires, earthquakes, volcanic eruptions or other natural disasters or extreme weather events were to directly damage, destroy or disrupt our manufacturing facilities or facilities of our suppliers, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. We are an integrated pharmaceutical company with manufacturing operations in multiple geographies such as India, Mexico, the United States and the United Kingdom. Few of the regions have experienced earthquakes, floods or droughts in the past. Even if we take precautions to provide back-up support in the event of such a natural disaster, the disaster may nonetheless affect our facilities, harming production and ultimately our business. And, even if our manufacturing facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. The impact of such occurrences depends on the specific geographic circumstances but could be significant.
Current or future insurance arrangements may not provide adequate protection for losses that may arise from such events, particularly if such events are catastrophic in nature or occur in combination.

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India, and a significant part of our infrastructure and other assets are located in India. In addition, a portion of our total revenues for the year ended March 31, 2023 continued to be derived from sales in India. As a result, the following additional risk factors apply that are not specific to our company or industry.

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

In addition, the Securities and Exchange Board of India (“SEBI”) issued the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “Listing Regulations”) which replaced the former Listing Agreement, that must be followed by all listed Indian public companies. The Listing Regulations were intended to consolidate and streamline the provisions of the then existing listing agreements for different segments of the capital markets (e.g., equity securities, debt securities, Indian depository receipts, etc.). The Listing Regulations have thus been structured to provide ease of reference by consolidating into one single document across various types of securities listed on the stock exchanges.

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

However, certain provisions of the Companies Act, 2013 and the SEBI Listing Regulations provisions are subject to varying interpretations and their application in practice may evolve over time as additional guidance is provided by regulatory and governing bodies. Further, the Companies Act, 2013, the rules made thereunder and the SEBI Listing Regulations have been and are being amended from time to time.

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

Our full time executive directors and members of their immediate families, in the aggregate, beneficially owned 26.70% of our issued shares as of March 31, 2023. As a result, these people, acting in concert, are likely to have the ability to exercise significant influence over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant influence by these directors and their family members could delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. As a result, the value of the equity shares and/or ADSs of our minority shareholders
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
,
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

The Government of India’s Depository Receipts Scheme, 2014, permits liberalized rules for sponsored and unsponsored secondary market issue of depository receipts, subject to the existing sectorial cap on foreign investment. Under the regulations implemented, an Indian company’s equity shares can be freely issued to a depository for the purpose of issuing depository receipts through any mode permissible for the issue of such securities to other investors
. This enables us to more readily issue shares to
the depositary for our ADSs and conduct U.S. securities issuances of our ADSs
, which may impact the share price and available float in Indian stock exchanges as well as the price and availability of our ADSs on the NYSE. Refer to Item 10.D. “Exchange controls – ADS guidelines” for further details.

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

Our ADSs trade on the NYSE in U.S. Dollars. Since the equity shares underlying the ADSs are listed in India on the BSE and the NSE and trade in Indian Rupees, the value of our ADSs may be affected by exchange rate fluctuations between the U.S. dollar and the Indian Rupee. In addition, dividends declared, if any, are denominated in Indian Rupees, and therefore the value of the dividends received by the holders of ADSs in U.S. Dollars will be affected by exchange rate fluctuations.

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

Key business developments:

Agreement with Novartis AG

On April 1, 2022, we entered into an agreement with Novartis AG to acquire the rights in the territory of India to the cardiovascular brand and trademark Cidmus® for total consideration of Rs.4,633 million. The Cidmus® brand is affixed on the pharmaceutical composition comprising a combination of Valsartan and Sacubitril which is indicated for heart failure patients with reduced ejection fraction. It will strengthen our presence in the chronic space in India, as our India business continues to be a solid growth driver and focus market. The transaction pertains to our Global Generics segment.

Agreement with Torrent Pharmaceuticals Limited (“Torrent”)

On May 26, 2022, we entered into an agreement to sell four brands, Styptovit-E, Finast, Finast-T and Dynapres, to Torrent for a sale consideration of Rs.1,450 million. As per the agreement, Torrent will take over the responsibility for manufacturing, marketing and distribution of these brands in India. The liability for sales returns arising from the sale of the products prior to closing is ours. We estimated the liability for expected sales returns to be Rs.51 million. Accordingly, we recorded an amount of Rs.1,399 million as revenue.

Agreement with J.B. Chemicals and Pharmaceuticals Limited (“J.B. Chemicals”)

On June 30, 2022, we entered into an agreement to sell four brands, Z&D, Pedicloryl, Pecef and Ezinapi, to J.B. Chemicals for a sale consideration of Rs.983 million. The liability for sales returns arising from the sale of the products prior to closing is ours. We estimated the liability for expected sales returns to be Rs.81 million. Accordingly, we recorded an amount of Rs.902 million as revenue.

Agreement with Delpharm Development Leiden B.V. (“Delpharm”)

On December 16, 2022, we entered into an agreement with Delpharm for the sale of certain assets and liabilities, including the transfer of employees, at our development center site situated at Leiden, Netherlands. The agreed consideration for the transfer of assets and liabilities was EUR 1 (Euro one only). Further, we agreed to pay Delpharm compensation of EUR 11.50 million for certain operating expenses related to the site. Consequently, net loss on sale of asset of Rs.991 million (EUR 11.36 million) was recognized in “Other income, net”. The transaction pertains to our Global Generics segment.

Agreement
with Mayne Pharma Group Limited (“Mayne”)

On February 27, 2023, we entered into asset purchase agreement with Australia based Mayne, to acquire the U.S. generic prescription product portfolio.

The portfolio consists of approximately 45 commercial products, 40 approved non-marketed products and 4 pipeline products, including a number of generic products focused on women’s health.

Approved high-value products include a hormonal vaginal ring, a birth control pill and a cardiovascular product. This acquisition will complement our U.S. retail prescription pharmaceutical business with limited competition products.

Under the terms of the agreement, we acquired the portfolio for an upfront payment of U.S.$90 million in cash, a contingent consideration of up to U.S.$15 million and consideration towards inventory and credits for certain accrued channel liabilities to be determined on the closing date.

The closing of this transaction was subject to satisfactory completion of closing conditions.

The acquisition was consummated on April 6, 2023 upon the completion of all closing conditions, and we paid net consideration of U.S.$93 million. Net consideration represents amounts transferred for acquisition of other intangible assets of U.S.$90 million, inventories of U.S.$24 million which amounts were adjusted with credits towards accrued channel liabilities of U.S.$21 million.

Agreement with Eris Lifesciences Limited (“Eris”)

On March 16, 2023, we entered into an agreement to sell certain of our rights to 18 non-core brands in the dermatology business to Eris for a sale consideration of Rs.2,750 million. As per the agreement, we sold our rights, title, interest and benefits in identified trademarks in the territory of India. The liability for sales returns arising from the sale of the products prior to closing is ours. We estimated the liability for expected sales returns to be Rs.110 million. Accordingly, we recorded an amount of Rs.2,640 million as revenues.

Principal capital expenditures

During the years ended March 31, 2023, 2022 and 2021, we invested Rs.18,784 million, Rs.15,733 million and Rs.12,476 million (net of sales of capital assets), respectively, in capital expenditures for manufacturing, research and development facilities and other assets.

We believe that these investments will create the capacity to support our strategic growth agenda.
As of March 31, 2023,
we also had contractual commitments of Rs.8,340 million for capital expenditures. We currently intend to finance our additional capital expansion plans entirely through our internal operating cash flows and other investments.

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

Pharmaceutical Services and Active Ingredients
. This segment primarily consists of our business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. We also serve our customers with incremental value added products including semi-finished and finished formulations, which are included in this segment. This segment also includes our pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

Others.
This segment consists of our other business operations which includes our wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and SVAAS Wellness Limited (“SVAAS”), and our Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services. Our Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

Our key markets include the United States, India, Russia and other countries of the former Soviet Union, and Europe.

OUR STRATEGY

Our strategy is guided by our core purpose of accelerating access to affordable and innovative medicines, because “Good Health
Can’t Wait”. Spiraling health
care costs across the world have put many medicines out of the reach of millions of people. As a global generic pharmaceutical company, we believe that our responsibility to patients worldwide is to offer affordable alternatives to expensive medicines and to help patients better manage their health.

We deliver on our purpose through a set of promises we make to our customers and partners:

•	to bring expensive medicines within reach;
•	to address unmet patient needs;
•	to help patients manage disease better;
•	to work with partners to help them succeed; and
•	to enable and help our partners ensure that our products are always available where needed.

We have made our commitment to sustainability by embedding it in our purpose. The below sustainability goals form the core of our organization:

•	being committed to environmental stewardship;
•	making our products accessible and affordable for patients;
•	contributing to a fairer and more socially inclusive world; and
•	enhancing trust with our stakeholders.

We are adopting sustainable practices in our direct operations that maximize resource efficiency, implementing sustainable technologies, and developing adaptive strategies that help reduce our greenhouse gas emissions and transition to renewable energy. Refer to our Sustainability disclosures available in our website for more detailed information regarding our environmental goals and activities. Nothing on our website or any section thereof shall be deemed incorporated by reference into this Annual Report or any other filing with the U.S. Securities and Exchange Commission.

To maximize our impact and reach more patients, o
ur growth strategy is built on three pillars
:

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

Strengths in science and technology

Our strengths in science and technology range from synthetic organic chemistry, formulation development and biologics development to small molecule based drug discovery. Furthermore, our wholly owned subsidiary, AOL, is a specialized biotechnology company engaged in discovery and early clinical development of novel, best in class therapies to treat cancer and inflammatory diseases. Such expertise enables us to deliver first-to-market, difficult-to-make products with an industry leading intellectual property and technology leveraged product portfolio.

Our Product and Service Offerings

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

27

•
Biologics
: Our biologics business seeks to accelerate access to biosimilar products globally through process development and relevant clinical research. We were the first company to launch a biosimilar version of rituximab in 2007, and have launched multiple biosimilar products in India and other key markets.

Our vertical integration and process innovation helps to ensure that quality products are always available to patients.

Pharmaceutical Services and Active Ingredients (“PSAI”)
: Our PSAI segment is comprised of our API business and our pharmaceutical services business. Through our API and pharmaceutical services businesses, we aim to offer technologically advanced product lines and niche product services through partnerships internally and externally.

•	Our product offerings in our API business are positioned to offer intellectual property and technology-advanced products to enable launches ahead of others at competitive prices.

•	Through our pharmaceutical services business, we aim to offer niche product service capabilities, technology platforms, and competitive cost structures to innovator and biotechnology companies.

Others
: Our Others segment consists of various other business operations including our wholly-owned subsidiaries, AOL and SVAAS and our Proprietary Products business. AOL, is a specialized biotechnology company engaged in discovery and early clinical development of novel, best in class therapies to treat cancer and inflammatory diseases.
 SVAAS is an integrated care network to provide services to outpatient (“OPD”) customers with a cashless and seamless user experience, all born from a need to provide an ecosystem of hassle free healthcare.
Our Proprietary Products business focuses on the research, development, and commercialization of differentiated formulations by building a pipeline of high value, globally relevant products in therapeutic areas of high unmet need. These pipeline products are commercialized through partnerships to maximize value.

Beyond the above current businesses, we started our “Horizon 2” growth initiative to meaningfully improve the lives of patients by addressing unmet/unarticulated patient needs across the illness-to-wellness spectrum beyond generics, and to enable access to affordable and innovative solutions. This is in line with our goal to reach 1.5 billion plus patients by 2030. Externally, we see trends with multiple whitespaces in healthcare access, equity and quality that can be meaningful opportunities (e.g., condition management, care platforms, clinically proven nutrition products, digital therapeutics solutions). Our Horizon 2 initiative is a structured approach to build innovative patient-centric healthcare solutions for opportunities existing in these white-spaces and in the process create and capture value for the organization. The five principles we have used to structure our innovation process are that our choices for the innovation portfolio:

•	Are anchored in our purpose and in alignment with our strategy;
•	Are opportunities in areas where there is an unserved or underserved or unarticulated need for the patients;
•	Are leveraging or there is a path to leverage our current endowments;
•	Are areas where we believe we have or can build an advantage that will earn us the right-to-win; and
•	Are a meaningful opportunity for our company.

Once the new area is identified and vetted through the respective market country teams on its potential size in the market vs. the expected investments, we take the next steps to develop the opportunity. In some cases we are scaling up our existing business and in others we are venturing into new spaces. Our current Horizon 2 business ventures are in different life cycle stages and include digital platforms, direct to consumer channels and nutraceuticals, among others.

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

OUR PRINCIPAL AREAS OF OPERATIONS

The following table shows our revenues and the percentage of total revenues of our business segments for the years ended March 31, 2023, 2022 and 2021, respectively:

	For the year ended March 31,
Segment	2023			2022		2021
	(Rs. in millions, U.S.$ in millions)
Global Generics	U.S.$2,601	Rs.213,768	87%	Rs.179,170	84%	Rs.154,404	81%
PSAI	354	29,069	12%	30,740	14%	31,982	17%
Others	37	3,042	1%	4,481	2%	3,336	2%
Total Revenue	U.S.$2,992	Rs.245,879	100%	Rs.214,391	100%	Rs.189,722	100%

Revenues by country and by therapeutic area for the years ended March 31, 2023, 2022 and 2021 are discussed in Note 5 to our consolidated financial statements
.

Global Generics Segment

Revenues from our Global Generics segment were Rs.213,768 million for the year ended March 31, 2023, an increase of 19% as compared to Rs.179,170 million for the year ended March 31, 2022. The revenue increase was in all the four business geographies of this segment: North America (the United States and Canada), Europe, India and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily consisting of Brazil, South Africa, China, Vietnam, Colombia, Australia and Myanmar ).

T
he
pro
d
u
c
t
i
on
pro
c
e
ss
e
s
f
or
f
i
n
i
s
h
e
d
d
o
s
a
g
e
s of generics
a
re
s
i
m
i
l
a
r
,
t
o
a
c
e
r
t
a
i
n
e
x
t
e
n
t
,
r
e
g
a
rd
l
e
s
s
of
w
h
e
t
h
e
r
t
he
f
i
n
i
s
h
e
d
d
o
s
a
g
e
s
a
re
to
be
m
a
r
k
e
t
e
d
t
o
h
i
gh
l
y
r
e
g
u
la
t
e
d
or
l
e
s
s
r
e
gu
l
a
t
e
d
m
a
r
k
e
t
s
. In
m
a
ny
c
a
s
e
s
,
t
he
pro
c
e
ss
e
s
s
h
a
re
c
o
m
m
on
a
nd
i
n
t
e
r
c
h
a
n
g
e
a
b
l
e
f
a
c
il
i
t
i
es
a
nd
e
m
p
l
o
y
e
e b
a
s
e
s
,
a
nd
u
s
e
s
i
m
i
la
r
r
a
w
m
a
t
e
r
i
a
l
s
.
H
o
w
e
v
e
r, d
i
f
f
e
r
e
n
c
e
s
r
e
m
a
i
n
b
e
t
w
e
e
n
h
i
gh
l
y
r
e
g
u
l
a
te
d
a
nd
l
e
s
s
r
e
gu
l
a
t
e
d
m
a
rk
e
t
s
i
n
t
e
r
m
s
o
f
m
a
nu
f
a
c
t
ur
i
ng, p
a
c
k
a
g
i
ng
a
nd
l
a
b
e
l
i
ng
r
e
qu
i
r
e
m
e
n
t
s
a
nd
t
he
i
n
t
e
n
s
i
t
y
of
r
e
gu
l
a
t
ory
o
v
e
r
s
i
g
h
t
,
a
s
w
e
l
l
a
s
t
he
c
o
m
p
l
e
x
i
t
y
of p
a
t
e
nt
r
e
g
i
m
e
s
.

W
h
i
l
e
t
he
d
e
g
r
e
e
of
r
e
gu
l
a
t
i
on
i
n
c
e
r
t
a
i
n
m
a
rk
e
t
s
m
a
y
i
m
p
a
c
t
prod
u
c
t
d
e
v
e
l
op
m
e
n
t
,
w
e
a
re
ob
s
e
rv
i
ng
i
n
c
r
e
a
s
i
ng
c
onv
e
rg
e
n
c
e
of
d
e
v
el
o
p
m
e
nt
n
e
e
ds
t
hro
u
ghout
b
o
t
h
h
i
g
h
l
y
r
e
g
u
la
t
e
d
a
nd
l
e
s
s
r
e
gu
l
a
t
e
d
m
a
rk
e
t
s
.
A
s
a
r
e
s
u
l
t
,
w
h
e
n
w
e
b
e
g
i
n
t
he d
e
v
e
l
op
m
e
nt
of
a
pro
d
u
c
t
,
w
e
m
a
y
n
ot
n
e
c
e
ss
a
r
il
y
t
a
rg
e
t
i
t
a
t
a
p
a
r
t
i
c
u
l
a
r
m
a
r
k
e
t
,
but
w
i
l
l
i
n
s
t
e
a
d
t
a
rg
e
t
t
he
p
r
odu
c
t
t
o
w
a
r
ds
a
c
l
u
s
t
e
r of
m
a
rk
e
t
s
t
h
a
t
w
il
l
i
n
c
l
ude
b
o
t
h
h
i
g
h
l
y
r
e
gu
l
a
t
e
d
a
nd
l
e
s
s
r
e
gu
l
a
t
e
d
m
a
rk
e
t
s
.

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

In
d
i
a

During the year ended March 31, 2023, India accounted for 23% of our total Global Generics segment sales. In India, our key therapeutic categories include gastro-intestinal, cardiovascular and anti-diabetic, dermatology, oncology, respiratory, stomatology, urology, nephrology and pain management.

As of March 31, 2023, we had a total of 387 branded products in India. Our top ten branded products together accounted for 27% of our revenues in India in the year ended March 31, 2023. According to IQVIA, a provider of market research to the pharmaceutical industry, in its moving annual total report for the twelve-month period ended March 31, 2023, our secondary sales in India grew by 2.5%. In comparison, the Indian pharmaceutical market experienced growth of 7.9% during such period. Strategic Marketing Solutions and Research Center Private Limited (“SMSRC”), a prescription market research firm, in its report measuring pharmaceutical prescriptions in India for the twelve-month period ended February 2023, ranked us 8 th
in terms of the number of prescriptions generated in India during such period.

S
a
l
e
s
,
m
a
r
k
e
t
i
ng
a
n
d
d
i
s
t
r
i
bu
t
i
on
n
e
t
w
ork

W
e
g
e
n
e
r
a
t
e
d
e
m
a
nd
f
o
r
our produ
c
t
s
t
hro
u
gh
our 7,793
s
a
l
e
s
r
e
pr
e
s
e
n
t
at
i
v
e
s
(
w
h
i
c
h
i
n
c
l
ude
r
e
p
r
e
s
e
n
t
a
ti
v
e
s
e
ng
a
g
e
d
by
us
on a
c
o
n
t
r
a
c
t
basis through a service provider)
a
nd
f
r
ont
li
n
e
ma
n
a
g
e
r
s
,
w
ho
f
r
e
qu
e
n
t
l
y
v
i
s
i
t
do
c
t
o
r
s
t
o
d
e
t
a
i
l
o
ur
r
e
l
a
t
e
d
p
r
odu
c
t por
t
fo
l
i
o.
T
h
e
y
a
l
s
o
v
i
s
i
t v
a
r
i
ous
ph
a
r
ma
ci
e
s
t
o
e
n
s
ure
t
h
a
t
o
ur
br
a
n
d
s
a
re
a
d
e
qu
a
t
e
l
y
s
t
o
c
k
e
d
.

W
e
s
e
l
l
o
u
r
prod
u
c
t
s
pr
i
m
a
r
il
y
t
hr
o
ugh
c
l
e
a
r
i
ng
a
nd
f
or
w
a
r
d
i
ng
a
g
e
n
t
s
t
o
a
pprox
i
m
a
t
e
l
y 5,900
w
ho
l
e
s
a
l
e
rs
w
ho
d
e
c
i
de
w
h
i
c
h br
a
nds
t
o
b
uy
b
a
s
e
d
on
d
e
m
a
nd.
T
he
w
ho
l
e
s
a
l
e
rs
p
a
y
for
our
p
rodu
c
t
s
withi
n
a
n
a
g
r
e
e
d
c
r
e
d
i
t
p
e
r
i
od
a
nd
i
n
t
urn
s
e
l
l
t
h
e
s
e pro
d
u
c
t
s
to
r
e
t
a
il
e
r
s
.
O
ur
c
l
e
a
r
i
n
g
a
nd
for
w
a
rd
i
n
g
a
g
e
n
t
s
a
re
r
e
s
pon
s
i
b
l
e
f
o
r
t
r
a
n
s
p
or
t
i
ng
our
prod
u
c
t
s
t
o
t
he
w
ho
l
e
s
a
le
r
s
.
W
e
p
a
y
our
c
l
e
a
r
i
ng
a
nd
for
w
a
rd
i
ng
a
g
e
n
t
s
on
a
c
o
m
m
i
ss
i
on
b
a
s
i
s
.
W
e
h
a
ve
i
n
s
u
r
a
n
c
e
p
o
l
i
ci
e
s
t
h
a
t
c
ov
e
r
o
u
r
prod
u
c
t
s
d
ur
i
ng
s
h
i
p
m
e
n
t
a
nd
s
t
o
r
a
ge
a
t
c
le
a
r
i
n
g
a
nd
for
w
a
rd
i
n
g
l
o
c
a
t
i
on
s
.

C
o
m
p
et
i
t
i
on

W
e
c
o
m
p
e
t
e
w
i
t
h
d
i
ff
e
r
e
n
t
c
o
m
p
a
n
i
e
s
i
n
t
he
I
n
d
i
a
n
f
or
m
u
l
a
ti
o
ns
m
a
r
k
e
t
,
d
e
p
e
nd
i
ng
upon
t
h
e
r
a
p
e
u
t
i
c
a
n
d
p
rodu
c
t
c
a
t
e
gor
i
e
s
a
nd,
w
i
t
h
i
n
e
a
c
h
c
a
t
e
g
o
ry,
u
pon
do
s
a
ge
s
t
r
e
ng
t
hs
a
nd
d
rug
d
e
li
v
e
ry.
O
n
t
h
e
b
a
s
i
s
of
s
a
l
e
s
,
w
e
w
e
re
t
he
10
th
la
r
g
e
s
t
p
h
a
r
m
a
c
e
u
t
i
c
a
l
c
o
m
p
a
ny
i
n
I
nd
i
a
,
w
it
h
a
m
a
rk
e
t
s
h
a
re
of
2.93%
,
a
c
c
or
d
i
ng
t
o
I
QVIA
i
n
i
t
s
moving annual total
r
e
po
r
t
f
o
r
t
h
e
twelve-month
p
e
r
i
od
e
nd
e
d
M
a
r
c
h
31, 2023.

Our competitors in the Indian market include Cipla Limited, GlaxoSmithKline Pharmaceuticals Limited, Zydus Lifesciences Limited, Sun Pharmaceutical Industries Limited, Alkem Limited, Pfizer Limited, Abbott India Limited, Lupin Limited, Aristo Pharma Limited, Intas Pharmaceuticals Limited, Sanofi India Limited,
Glenmark Pharmaceuticals Limited, Mankind Pharma Limited, Torrent Pharmaceuticals Limited and Emcure Pharmaceuticals Limited.

G
o
v
e
rn
m
e
n
t
r
e
g
u
l
a
ti
o
ns

T
he
m
a
nuf
a
c
t
ur
i
ng
a
nd
m
a
r
k
e
t
i
ng
of drug
s
,
d
rug
pro
d
u
c
t
s
a
nd
c
o
s
m
e
t
i
c
s
i
n Ind
i
a
i
s
go
v
e
rn
e
d
by
m
a
n
y
s
t
a
t
u
t
e
s
,
r
e
gu
l
a
t
i
ons
a
nd gu
i
d
e
l
i
n
e
s
,
i
n
c
l
u
d
i
ng
but
n
ot
l
i
m
i
t
e
d
t
o
t
he fo
l
l
o
w
i
ng:
•	T he D rugs a nd Co s m e t i c s A c t , 1940 a nd t he D ru g s a nd C o s m e t i c s R u l e s , 1945;
•	T he D rugs a nd M a g i c R e m e d i e s ( O b j e ct i on a b l e A d v e r t i s e me n t s ) A ct , 1954;
•	T he N a r c o t i c D rugs a nd Ps y c h o t ro p i c S ub s t a n c e s A c t , 1985;
•	T he D rugs ( P r i c e Con t ro l ) O rd e r, 19 9 5 and 2013, r e a d i n c o n j un c t i on w it h t he E ss e n t i a l Co mm od i t i e s A c t , 19 5 5; and
•	T he National Pharmaceuticals Pricing Policy, 2012.

These statutes, regul
a
t
i
ons
a
nd
gu
i
d
e
l
i
n
e
s
gov
e
rn
t
he
m
a
nuf
a
ct
u
r
i
n
g
,
t
e
s
t
i
ng,
p
a
c
k
a
g
i
n
g
,
l
a
b
e
li
n
g
,
s
t
or
i
ng,
r
e
c
ord‑k
e
e
p
i
ng,
s
a
f
e
t
y
,
a
p
p
rov
a
l
, pricing,
a
dv
e
r
ti
s
i
ng, pr
o
m
o
t
i
on,
s
a
l
e
a
nd
d
i
s
t
r
i
b
u
ti
o
n
of
ph
a
r
m
a
c
e
u
t
i
c
a
l p
r
odu
c
t
s
.

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

Pursuant to the amendments in May 2005 to Schedule Y of the Drugs and Cosmetics Act, 1940, manufacturers of finished dosages are required to
s
u
b
m
i
t
a
dd
i
t
i
on
a
l
t
e
c
hn
i
c
a
l
d
a
t
a
t
o
t
he
D
r
ugs
Co
n
t
ro
l
l
e
r
G
e
n
e
r
a
l
of
I
n
d
i
a
i
n
or
d
e
r
t
o
o
b
t
a
i
n a
no-ob
j
e
c
t
i
on
c
e
r
t
i
f
i
c
a
t
e for
c
ondu
c
t
i
ng
c
l
i
n
i
c
a
l trials as well as to manufacture new drugs for marketing.

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

Under the present drug policy of the Government of India, certain drugs have been specified under the Drugs (Prices Control) Order, 2013
(the “
DPCO”) as subject to price control. The Government of India established the National Pharmaceutical Pricing Authority, 2012 (“NPPA”), to control pharmaceutical prices. Under the DPCO, the NPPA has the authority to fix the maximum selling price for specified products.

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

On March 12, 2016, the Department of Health and Family Welfare under the Ministry of Health and Family Welfare of the Government of India banned 344 fixed dose combination drugs (i.e., two or more active drugs combined in a fixed ratio into a single dosage). A number of pharmaceutical companies, including us, filed a writ petition before the Delhi High Court challenging the ban. The Delhi High Court initially granted an interim stay on the ban notification and on December 1, 2016, it overturned the government imposed ban on the 344 fixed dosage combinations. Subsequently, the Government of India filed an appeal of the decision in the Supreme Court of India. In December 2017, the Supreme Court of India referred the issue to the government’s expert body, the Drugs Technical Advisory Board (“DTAB”), for a fresh review of safety, efficacy and therapeutic justification of the drugs before recommending action. DTAB subsequently completed its review and, in September 2018, the Government of India banned 328 fixed dose combination drugs. The impact of this ban was negligible on our revenues.

On February 27, 2019, the NPPA invoked special powers granted under paragraph 19 of the DPCO, and released an Office Memorandum through which it brought 42 non-scheduled anti-cancer medications under price control by capping their trade margin (the difference between the price at which the manufacturers sell the medicines to distributors and the price paid by the end user) at 30%. This Office Memorandum had no material financial impact on our revenues.

In November 2022, the Government of India issued the Drug (Prices Control) Amendment Order 2013. Pursuant to its terms, the NPPA issued revised ceiling prices which reduced the maximum retail prices for various formulations listed in the DPCO.

From time to time (most recently on March 31, 2023), the NPPA has announced an upward revision in the maximum prices of various drugs, as a result of positive inflation as measured by India’s Wholesale Price Index.

Such ongoing price control changes, product bans and other changes can disrupt the Indian branded pharmaceutical market and negatively impact the revenues and profitability of our Indian business and our company.

Russia and other Countries of the former Soviet Union and Romania

Russia

Russia accounted for 10% of our Global Generics segment’s revenues in the year ended March 31, 2023. IQVIA ranked us 16 th
in sales in Russia, with a market share of 1.7% for the twelve months ended March 31, 2023.

According to IQVIA, as per its moving annual total report for the twelve months ended March 31, 2023, our retail sales value increase was 7.3% and our sales volume decreased by 0.4% for such period, as compared to the Russian pharmaceutical market value growth of 2.3% and sales volume decrease of 6.4% for such period. We were the top ranked Indian pharmaceutical company in Russia for such period.

Our top five brands, Nise, Omez, Ibuclin, Nasivin and Femibion accounted for 56% of our retail sales in Russia for 12 months ended March 31, 2023. Nise (pain management product, including systemic and topical form), Omez (an anti-ulcerant product), Ibuclin (for cold and flu), Nasivin (for cold and flu), and Femibion (vitamins for pregnant women) were ranked as the 31 st
, 58
th
, 94
th
, 106
th
and 157
th
best-selling formulation brands, respectively, in the Russian market by IQVIA in its retail segment report for the moving twelve months ended March 31, 2023. (Note that Nasivin and Femibion is distributed and promoted by us under a licensing agreement and the brand is owned by the licensor). Our strategy in Russia is to focus on the gastro-intestinal, pain management, cough and cold, allergy and oncology therapeutic areas. Our focus is on building leading brands in these therapeutic areas in prescription, over-the-counter and hospital sales.

Our Global Generics segment’s revenues measured in Indian rupees, in Russia increased by 2% during the year ended March 31, 2023 as compared to the year ended March 31, 2022.
In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues decreased by 9% for the year ended March 31, 2023 compared to the year ended March 31, 2022.
This
revenue decrease
was largely attributable to a decrease in sales volumes and income from divestment of few non-core brands during the year ended March 31, 2022. This was partly offset by increase in sales price of our existing products during the year ended March 31, 2023
.

Impact on our Operations due to the military conflict between Russia and Ukraine

We have sizable presence in the Russian market, with revenues accounting for 10% of our Global Generics segment’s revenues during the year ended March 31, 2023. We operate in Russia through our subsidiary Dr. Reddy’s Laboratories LLC, Russia with an employee headcount of 874.

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

Other Countries
of the former Soviet Union and Romania

We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus, Uzbekistan and Romania. For the year ended March 31, 2023, revenues from these countries accounted for 4% of our total Global Generics segment’s revenues. Due to the military conflict between Russia and Ukraine, there has been an imposition of martial law in Ukraine. Our business in Ukraine has been marginally impacted and currently the operations are being continued with flexible schedules. All employees have been relocated to safer locations and continue to fulfill their responsibilities in hybrid format depending on local safety consideration. We continue to ensure availability of our products in these markets. Management continues to monitor the current evolving situation and respond accordingly.

Sales, marketing and distribution network

Our marketing and promotion efforts in our Russia market is driven by a team of 513 medical representatives and 55 managers to detail our products to doctors in 77 cities in Russia. Our commercial team consists of 16 key account managers and is focused on establishing a network of relationships with key pharmacy chains. Our Russia hospital division has 35 hospital specialists focused on expanding our presence in hospitals.

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

Reference pricing regime

During the year ended March 31, 2010, the Russian government announced a reference pricing regime, pursuant to which a price freeze on certain drugs categorized as “essential”, based on a list of “Essential and Vital Drugs” (also known as the “ZhNVLS”). This was implemented effective as of April 2010.

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
taking into account a variety of
economic and/or social criteria. The updated EDL lists for 2020, approved by the Decree of the Government No. 2406-p dated October 12, 2019, became effective from January 1, 2020. These lists include the list of drugs and medical supplies from the 14 Nosologies program list (which covers expensive treatments for patients with certain severe chronic diseases
), as well as the minimum range of medicines required for medical aid.

Restrictions on access of foreign drugs

In 2015, the Russian Government enacted the Priority Action Plan for sustainable economic and social stability development and regulation No. 98-r. This plan and regulation affects medicines included in the EDL, and some of their key terms that have impacted the pharmaceutical industry are (i) supporting import substitution; (ii) optimizing budget costs and reducing inefficient expenses; and (iii) restrictions on access of foreign drugs to state procurement tenders, if two or more locally manufactured drugs participate in the relevant tender.

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

•	the acceptance by a healthcare professional of compensation, gifts or entertainment paid by medical product representatives;

•	the agreement by a healthcare professional to prescribe or recommend a drug product or medical equipment; and

•	the engagement by a healthcare decision maker in a “conflict of interest” transaction with a medical product representative, unless approved by regulators pursuant to certain specified procedures.

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

More than three dozen medicines and medical devices have already been registered under the EEU’s rules, and more than 200 applications for registration are in process. Work is being actively carried out to inspect pharmaceutical production facilities for compliance with the rules of good manufacturing practice (“GMP”) of the EEU, and about 20 certificates have already been issued. This year the first part of the first volume of the Union Pharmacopoeia is releasing.

In 2020-2022, the Eurasian Economic Commission
(“EEC”) updated or plans to update a number of documents of the Union on good practices in the field of circulation of medicines (GMP, Good Pharmacovigilance Practice
(
“GVP”), and
Good Clinical Practice (“GCP”), rules for registration of medicines, and requirements for inspection of pharmaceutical production. It is also continuing to develop new recommendations on certain aspects of treatment, such as clinical research, biostatistics, and peculiarities of production of certain types of drugs.

The Union Pharmacopoeia was established by Decision of College of the Eurasian Economic Commission № 100 dated August 11, 2020. According to relevant decision The Union Pharmacopoeia came into effect on March 1, 2021. Registration dossiers must be for compliance with its requirements by January 1, 2026. Decision of the Board of the Eurasian Economic Commission of August 11, 2020 No. 100 amended the Union Pharmacopoeia by including therein 144 new general pharmacopoeia articles, and also providing for amendments to a number of existing general pharmacopoeia articles. These changes c
a
me into force on April 1, 2023.

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

Union market participants should take into account that all registration certificates issued under the
“
national” rules of the member states are valid until their expiration, but no later than December 31, 2025.

With regard to inspection, one of the recent innovations in this area can be considered the decree of the Government of the Russian Federation dated September 5, 2020 No. 1361 “On Amending the Rules for the Organization and Conduct of Inspection of Medicinal Products Manufacturers for Compliance with the Requirements of Good Manufacturing Practice, as well as the issuance on the compliance of the manufacturer of medicinal products with the specified requirements”. Previously, foreign drug manufacturers could confirm the fact that the discovered remarks were eliminated only during the next inspection. Now, in the event of inconsistencies, foreign companies will be able to submit a corrective action plan even before the inspection report is generated.

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

Monitoring System of Movement of Medicines and Food Supplements from the Producer to the Final Consumer

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
(As per Art. 2, Federal Law No. 462-FZ dated December 27, 2019).

Under Resolution of the Government of the Russian Federation of April 29, 2021 No. 673, until February 28, 2023, an experiment on labeling serialization of food supplements took place in Russia.
T
he results of the experiment
will determine
the start date of mandatory labeling of food supplements
which
is yet to be determined.

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

Russia’s Federal Laws No. 405-FZ dated October 20, 2022 amended the Federal Law 61-FZ “On Circulation of Medicines”. The amendments created rules on procedure for the retail sale of medicines, dispensed by prescription, by remote means in certain cases.

North America (the United States and Canada)

During the year ended March 31, 2023, North America (the United States and Canada) accounted for 48% of our total Global Generics segment sales. In the United States, we sell generic drugs that are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA or Health Canada, as applicable, standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.

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

During the year ended March 31, 2017, we acquired from Teva and an affiliate of Allergan plc a portfolio of eight ANDAs for our North American Generics business. The transaction, valued at U.S.$350 million, represents the largest assets acquisition in our history. However, certain products forming part of such portfolio were impaired during the year ended March 31, 2021. Refer to Note 14
(“Other intangible assets”)
of our consolidated financial statements for further details.

Through coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products.
During the year ended March 31, 2023, we made 12 new ANDA filings with the U.S. FDA. As of March 31, 2023 our cumulative filings were 320, which includes 5 NDA filings under section 505(b)(2) and 315 ANDA filings. As of March 31, 2023, we had 86 filings pending approval with the U.S. FDA (81 ANDAs and 5 NDAs under the 505(b)(2) route, including 20 tentative approvals). Of the 86 ANDAs which are pending approval, 45 are Paragraph IV filings (see “U.S. REGULATORY ENVIRONMENT” below), and we believe that we are the first to file with respect to 18 of these filings.

We have four ongoing Investigational New Drugs (“IND”) applications for our proposed biosimilars to rituximab, pegylated granulocyte colony stimulating factor (“PEG-GCSF”), tocilizumab and abatacept. For rituximab, all clinical trials have been successfully completed and we have filed with the U.S. FDA and
European Medicines Agency (“
EMA”) in April 2023. For PEG-GCSF, our partner Fresenius Kabi has successfully completed their clinical trials and has received approval both with the U.S. FDA and the EMA.
For tocilizumab and abatacept our clinical studies are ongoing.

Our Canada business generated revenues of Rs.2,214 million during the year ended March 31, 2023. This business includes revenues from certain profit sharing arrangements with distributors who market certain of our generic products. As of March 31, 2023 we have filed a cumulative total of 3 New Drug Submission (“NDS”), 1 Drug Identification Number (“DIN-A”) Application and 54 Abbreviated New Drug Submissions (“ANDS”) in Canada. Out of
54 ANDS 40 were approved, 4 were withdrawn and 10 are pending approval.

Sales, Marketing and Distribution Network

Dr. Reddy’s Laboratories, Inc., our wholly-owned subsidiary headquartered in Princeton, New Jersey, United States, is primarily engaged in the marketing of our generic products in the United States. In early 2003, we commenced sales of generic products under our own label. We have our own sales and marketing team to market these generic products. Our key account representatives for generic products call on procurement buyers for chain drug stores, drug wholesalers and distributors, mass merchandisers, GPOs for hospitals, specialty distributors and pharmacy buying groups.

The majority of revenue from our North America Generics business is derived from sales of oral solids, as well as sales of various products (both oral solids and OTC products) to retail chains and Wholesalers. This portion of the business represents nearly three quarters of this segment’s gross revenues for this region. The product portfolio includes a wide range of therapeutic areas.

Our over-the-counter (“OTC”) division primarily markets and distributes store brand OTC products, but expanded into the branded OTC segment in May 2016, developing a new channel for our growth. This division has successfully launched over 22 products. OTC products include store brand generic equivalents of products that approved to be sold Over-the-counter in the U.S. market. Many of the products may also originally have had prescription drug status and are switched to OTC drug status by the innovator upon U.S. FDA approval (sometimes called “Rx-to-OTC switch” products). Our OTC division services a broad range of customers, including drug retailers, mass merchandisers, food chains, drug wholesalers, distributors, GPOs, and more recently, e-commerce or online retailers as well. Over last few years, we have substantially expanded our portfolio offering. We launched 3 new products in the market during the year ended March 31, 2023, which included Fexofenadine D24, Nicotine Lozenges original and Guaifenesin ER.

During the year ended March 31, 2023, we continued to ramp up our presence in the e-commerce channel with the launch of multiple new products on Amazon marketplace. Additionally, we began to focus on our Horizon 2 growth initiatives
.
S
pecifically
,
in the branded OTC space we acquired the Premama® brand from Luna Pharmaceuticals, Inc.
The Premama® portfolio, a signature brand of high-quality nutritional supplements designed to support the entire motherhood journey is comprised of seven commercial products.

A portion of our revenues are derived from the sale of injectable products in the therapeutic areas of oncology and critical care. We have also expanded our presence from drug wholesalers to specialty distributors, integrated distribution networks (“IDNs”), clinics, and hospitals to market these products. We also supply products for private label customers for injectable prescription products.

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

In addition, the other competitive factors critical to this business include price, product quality, consistent and reliable product supplies, customer service and reputation. Our major competitors in the United States include Teva, Viatris Inc., Sandoz (a division of Novartis Pharma A.G.), Endo International plc (including its subsidiaries Endo Pharmaceuticals Inc. and Par Pharmaceutical Inc.), Sun Pharmaceuticals Limited, Lupin Limited, Aurobindo Pharma Limited,
Fresenius Kabi, Sagent Pharmaceuticals, Amneal Pharmaceuticals, Inc., Zydus Pharmaceuticals (USA) Inc., and Hikma Pharmaceuticals plc.

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

The competition is highly fragmented in terms of both geographic market coverage and product categories, such that a competitor generally does not compete across all product lines. In the store brand market, we compete directly with companies, such as Perrigo, Apotex, Aurobindo, Sun Pharma and Granules that sell store brand OTC products. In the branded market, we compete directly with companies, such as Bayer and GSK, which sell branded OTC products.

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

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act of 2003”) modified certain provisions of the Hatch-Waxman Act. In particular, significant changes were made to provisions governing 180-day exclusivity and forfeiture thereof where the first Paragraph IV certification was submitted on or after December 8, 2003
.

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

The federal Controlled Substances Act (the “CSA”) and its implementing regulations establish a closed system of controlled substance distribution for legitimate handlers. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements upon legitimate handlers under the oversight of the U.S. Drug Enforcement Administration (the “DEA”). The DEA categorizes controlled substances into one of five schedules — Schedule I, II/IIN, III/IIIN, IV, V and also has List 1 and II Regulated Chemicals — with varying qualifications for listing in each schedule. Facilities that manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA inspects manufacturing facilities to review security, record keeping and reporting and handling prior to issuing a controlled substance registration.

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

The FDA Reauthorization Act of 2017 (“FDARA”) and the GDUFA Amendments (“GDUFA II”), signed into law on August 18, 2017
, extended the user fee program for a period of another five years through September, 2022. Under the provisions of these acts, an additional generic drug applicant program fee will be established, which will be based on the number of ANDAs the applicant holds and the prior approval supplement fees will be eliminated. Of the total
GDUFA
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

On July 21, 2020, the U.S. FDA kicked off a GDUFA III (i.e., the third iteration of its GDUFA program) reauthorization process for fiscal years 2023 through 2027. GDUFA reauthorization meetings were held with industry members to discuss various topics, including opportunities to increase first cycle approvals, exploring transparency and communications between the U.S. FDA and industry members, as well as proposals to set a sound foundation for continued programmatic success, inspections, and controlled correspondence. GDUFA III reauthorization discussions between the U.S. FDA and industry members are ongoing. The U.S. FDA issued guidance with regards to risk assessments for nitrosamine impurities that required the manufacturer to complete risk assessments for all approved or marketed drug products by March 31, 2021. The guidance advised that, to ensure the safety of the U.S. drug supply, confirmatory testing of drug products and submission of required changes in drug applications should be concluded within 3 years of publication of the original guidance, with a recommended completion date of on or before October 1, 2023.

On November 2, 2021, the U.S. FDA kicked off a BsUFA III (i.e., the third iteration of its BsUFA program) reauthorization process for fiscal years 2023 through 2027. BsUFA reauthorization meetings were held with industry members to discuss various topics/enhancement areas such as supplements, meeting management, inspections, URRA and human factors timelines, regulatory science pilot programs broadly applicable to biosimilar and interchangeable biological product development etc. BsUFA III reauthorization discussions between the U.S. FDA and industry members are ongoing.

In 2022, the U.S. Congress reauthorized the Prescription Drug User Fee Act, Generic Drug User Fee
Amendments
, and Biosimilar User Fee Act. GDUFA was reauthorized on September 30, 2022 (“GDUFA III”), with provisions that are in effect from October 1, 2022, through September 30, 2027. The GDUFA III commitment letter features information about GDUFA III implementation activities and provides transparency on the progress and performance of FDA’s generic drugs program enhancements for fiscal years 2023-2027.

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

The ACA requires the pharmaceutical industry to share in the costs of reform by increasing Medicaid rebates, expanding Medicaid rebates to Medicaid managed care programs and funding of pharmaceutical costs for Medicare patients in excess of the prescription drug coverage limit and below the catastrophic coverage threshold. Commencing in 2019, pharmaceutical companies are responsible for funding 70% of the patient obligation for branded prescription pharmaceuticals in this gap, sometimes referred to as the “donut hole.” Additionally, an excise tax was levied against certain branded pharmaceutical products. The tax is specified by statute to be approximately U.S.$2.8 billion in 2019 and each year thereafter. The tax is apportioned to qualifying pharmaceutical companies based on an allocation of their governmental programs as a portion of total pharmaceutical government programs.

The Centers for Medicare & Medicaid Services (“CMS”) administers the Medicaid drug rebate program, in which pharmaceutical manufacturers pay quarterly rebates to each state Medicaid agency. Generally, for generic drugs marketed under ANDAs, manufacturers (including our company) are required to rebate 13% of the average manufacturer price, and for products marketed under NDAs or biologics license applications (“
BLAs
”)
, manufacturers are required to rebate the greater of 23.1% of the average manufacturer price or the difference between such price and the commercial best price during a specified period. An additional rebate for products marketed under ANDAs, NDAs or
BLAs
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

Beginning November 27, 2023, electronic-based approaches are generally required to be used among all trading partners to meet the enhanced drug distribution security requirements outlined in section 582(g) of the FD&C Act. On that date, trading partners are required to use secure, interoperable, electronic approaches to: (1) exchange  transaction information that includes package level product identifiers for each package included in transactions and transaction statements; (2) verify products at the package level; (3) promptly respond with the transaction information and transaction statement for a product in the event of a recall or for investigations; (4) facilitate the gathering of transaction information for a product going back to the manufacturer in the event of a recall or for investigations; and (5) accept saleable returns under appropriate conditions.

Title XI of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA)

On October 6, 2016, the U.S. FDA
issued a final rule to implement new regulations that govern the approval of applications under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act in the United States, and of ANDAs. This rule revises and clarifies U.S. FDA regulations as to matters such as
: the procedures and requirements for providing notice to each patent owner and the NDA holder of certain patent certifications made by applicants submitting 505(b)(2) applications or ANDAs; the availability of 30-month stays of approval on 505(b)(2) applications and ANDAs that are otherwise ready to be approved; submission of amendments and supplements to 505(b)(2) applications and ANDAs; and the types of bioavailability and bioequivalence data that can be used to support these applications. This rule was effective December 5, 2016.

Biologics Pathway

The Biologics Price Competition and Innovation Act of 2009
(“BPCIA”)
created a statutory pathway and abbreviated approval processes for the approval of biosimilar versions of branded biological products
.
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

Right to Try Act

On May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 (the “Right to Try Act”) was signed into law in the United States. The law, among other things, provides a federal framework for certain patients to request access to certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for U.S. FDA approval. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act, although in 2020 the U.S. FDA published a notice of proposed rulemaking that would require manufacturers who do so to make annual reports of those programs to the U.S. FDA. Following his inauguration in January 2021, President Biden ordered a regulatory freeze on all pending substantive executive actions in order to permit incoming department and agency heads to review them. However, on September 14, 2022, FDA published a Final Rule, Annual Summary Reporting Requirements Under the Right to Try Act, which specifies the deadline and content for annual reports by sponsors or manufacturers who provide an eligible investigational drug under the Right to Try Act.

Final Conscience Rule

In May 2019, the U.S. Department of Health and Human Services (“HHS”) published final rules to enforce so-called “conscience laws,” a series of previously enacted laws that allow health professionals, insurers and employers to opt out of participating in certain health care activities that violate the worker's conscience or religious beliefs, such as abortion, sterilization, vaccination or assisted suicide. The final rule would significantly expand the authority of HHS’s Office of Conscience and Religious Freedom to enforce federal conscience protection laws and implement new enforcement mechanisms. The conscience laws and the final rule could potentially impact certain pharmaceutical products, including the availability of such products from hospitals and other prescribers and the availability of insurance coverage for such products. A number of lawsuits were filed challenging the final rule’s constitutionality and, before it became effective, three federal courts in New York, Washington and California issued rulings invalidating the final rule. Although the Trump administration appealed these decisions, the Biden administration subsequently moved to delay the appeals, indicating that new leadership at HHS would reassess the rule. Accordingly, t he overall status of
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

The CARES Act includes authorities that enhance FDA’s ability to identify, prevent, and mitigate possible drug shortages by, among other things, enhancing FDA’s visibility into drug supply chains. Specifically, section 3112(e) amends the Federal Food, Drug, and Cosmetic Act to require that each registered drug establishment annually report the “amount of each drug . . . that was manufactured, prepared, propagated, compounded, or processed” by the registrant for commercial distribution. This CARES Act amendment also provides that such “information may be required to be submitted in an electronic format”. The effective date of this reporting requirement under section 3112 (e) of the CARES Act was implemented by the U.S.FDA on September 23, 2020, which is 180 days after the CARES Act was enacted. In October 2021, the U.S.FDA issued draft guidance on reporting amount of listed drugs and biological products under section 510(j)(3) of the Food, Drugs & Cosmetics Act. In May 2022, the U.S. FDA issued draft guidance on risk management plans to mitigate the potential for drug shortages intended to help manufacturers develop, maintain, and implement, as appropriate, risk management plans to proactively assist in the prevention of human drug product and biological product shortages.

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

The COVID-19 public health emergency placed global restrictions on travel and in-person interactions, which had limited the
U.S. FDA’s ability to conduct facility inspections. In light of these restrictions, on July 2022 the U.S. FDA issued draft guidance on remote regulatory assessments, such as requesting information from a facility in lieu of an inspection.

The COVID-19 public health emergency (“PHE”) declared by the Department of Health and Human Services under the Public Health Service Act expired on May 11, 2023. However, the COVID-19 pandemic remains a high priority for the U.S. FDA and its Center for Drug Evaluation and Research remains engaged with numerous activities to protect and promote public health.

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

CANADA REGULATORY ENVIRONMENT

In Canada, we are required to file product dossiers with the Health Canada for permission to market a generic pharmaceutical product. The regulatory authorities may inspect our manufacturing facility before approval of the dossier. As of March 31, 2023, we had filed a cumulative total of 4 New Drug Submission (“NDS”), 1
Drug Identification Number (
DIN-A
)
Application and 54 Abbreviated New Drug Submissions (“ANDS”) in Canada, out of which, 40 were approved, 4 were withdrawn and 10 are pending approval.

In 2021, the International Council for
Harmonization
issued its guidance for industry Q12 Technical and Regulatory Considerations for Pharmaceutical Product Lifecycle Management (“ICH Q12”). Health Canada is planning to implement ICH Q12 in October/November 2023 through a revised Post Notice of Compliance Changes Quality Guidance. The revised guidance will introduce a new Level III – Immediate Notification reporting category that will allow manufacturers to report and implement changes in a timely manner that were previously categorized as requiring a prior approval supplement. The implementation of ICH Q12 facilitates the management of post-approval changes in chemistry, manufacturing and controls (“CMC”) in a more predictable and efficient manner across the product lifecycle.

In addition, Health Canada is planning to revoke all COVID-19 flexibilities with regards to: New Evidence Required by (“NERBY”) date extensions; foreign evidence validity periods; acceptability of consultant/corporate audits to demonstrate GMP compliance of foreign buildings; deferral of confirmatory testing; modified identity testing; and deferral of low-risk investigations for drugs with shortage concerns. These flexibilities were introduced to ensure business continuity during the COVID-19 pandemic, and a majority of them will be withdrawn between August 1, 2023 and January 1, 2024.

Europe

Our sales of generic medicines in Europe for the year ended March 31, 2023 were Rs.17,603 million, which accounted for 8% of our Global Generics segment’s sales. Our principal markets in Europe are Germany, France, Italy, Spain, and the United Kingdom. In addition, through distribution partners we access our portfolio of hospital customers in additional European markets.

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

Germany – acquisition of medical Cannabis
Business
Nimbus Health

The acquisition of Nimbus Health GmbH in February 2022 marked our entry into the medical cannabis sector.

 Founded in 2018, Nimbus Health is one of Germany’s pioneer companies for medical cannabis. The acquisition will allow us to build on Nimbus Health’s strengths and introduce medical cannabis-based medicines as a promising treatment option for patients. The acquired company will be operating under the brand Nimbus Health and as our wholly-owned subsidiary. Germany is one of the only markets where sick-funds reimburse medical cannabis under certain conditions. Refer to Note 6 (“Business Combinations”) of our consolidated financial statements for further details.

United Kingdom and other Countries within Europe

We market our pharmaceutical products in the United Kingdom through our U.K. subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited, which was formed in 2003.We currently sell more than 60 products in the United Kingdom, covering both International Nonproprietary Name (“INN”) generics, branded generics and over the counter (OTC).  Our portfolio is
sold via wholesale, retail and hospital channels. In the U.K., we work closely with the Clinical Commissioning Groups (CCG) (i.e., groups that commission healthcare services for their local communities and include all of the general practitioner groups in their geographical area) to promote our range of branded generics. While the retail business covers a broad range of therapeutic areas, the hospital business focuses on e.g., oncology, anti-invective and HIV and our CCG business focuses on pain and mental health.

Through our subsidiaries in France, Italy and Spain we have established ourselves as a trusted partner for the countries hospitals segment.

Our product mix in these markets focuses on a limited number of key therapy areas such as pulmonary hypertension, oncology, anti-infective and HIV, leveraging our portfolio.

We work with partners who make our products available in Austria, Czech Republic, Finland, Ireland, Netherlands, Portugal, Slovakia and Sweden. This strategy allows us to scale our operations across Europe.

Competition

The German market is highly competitive as a result of a large number of generic players and the predominance of a tender system which drives competition. Our key competitors within the German generics market include Sandoz International GmbH, Teva Pharmaceutical Industries Limited (“Teva”), Zentiva Pharma GmbH and Stada Arzneimittel AG.

According to the British Generic Manufacturers Association, the United Kingdom is one of the largest markets for generic pharmaceuticals in Europe, with generic penetration of around 84%, and is also one of the most price competitive markets due to a high degree of vertical integration and consolidation of buyers, as more than approximately 70% of the retail pharmacies are owned by wholesalers or are part of retail chains.
 In addition, the market has a relatively low barriers of entry. The market is dominated by global pharmaceutical companies such as Teva, Accord, and the Sandoz group of Novartis Pharma A.G.

In Italy, Spain and France, we compete with companies such as Mylan, Zentiva, Ever Pharma, Medac
,
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
Additionally, a product registration can be cancelled, if the registration is not used for more than three years (under the regulation’s “sun-set clause”) or the renewal deadline is missed based on local regulations.

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

Prior approval of a marketing authorization is required to supply products within the EU. Such marketing authorizations may be restricted to one-member state, cover a selection of member states or can be for the whole of the EU, depending upon the type of registration procedure selected.

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

Our U.K. facilities are licensed and periodically inspected by the U.K. Medicines and Healthcare Products Regulatory Agencies (“MHRA”) good manufacturing practice Inspectorate, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance can result in product recall, plant closure or other penalties and restrictions. In addition, the MHRA Inspectorate has approved and periodically inspected our manufacturing facilities based in Hyderabad, Telangana, India for the manufacture of generic medicines for supply to U.K.

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

Regulation 205B (Guidance in respect of good pharmacovigilance practice and post authorization
efficacy studies) of the U.K.’s Human Medicines Regulations 2012 (“HMR”), as inserted by regulation 169 of SI 2019 No. 775, states that the guidance issued by the Commission under Article 108a of the 2001 Directive on good pharmacovigilance practices (“GVP”) continues to apply to both the MHRA and U.K. marketing authorization
holders until the date on which the MHRA publishes guidance on GVP. It also states that while the Commission guidance on GVP continues to apply in the U.K., the MHRA may determine that specific provisions of it no longer apply in the U.K. or are to be read subject to modification.

The International Standards for Identification of Medicinal Products (“IDMP”), comprising five International Organization for Standardization (“ISO”) standards, were approved in calendar year 2012. These standards are designed to allow unambiguous identification of medicinal products across companies and regions in order to support and improve pharmacovigilance and other activities.

For various reasons, the implementation of IDMP has experienced a series of delays. But the EMA has now published an updated EU Implementation guide, and the latest implementation timelines published in February 2021 state a mandatory implementation date for calendar year 2023.

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

To prevent counterfeit medicines from entering the supply chain, in October 2015, as part of the Falsified Medicines Directive (the “FMD”), the
European Commission
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

The decision for the United Kingdom to exit from the EU (the “Brexit”) has impacted pharmacovigilance operations. The Brexit transition period ended as of December 31, 2020 and the MHRA have issued guidance for the pharmaceutical industry to follow from January 1, 2021. The requirements include the appointment of a “Qualified Person” for pharmacovigilance for U.K. nationally authorized products. The MHRA will continue to support EU harmonized approaches for certain safety data, but require U.K. specific supplemental information to be provided. In addition, parallel, U.K. specific processes must be implemented for certain activities including adverse event reporting. These additional requirements are expected to result in increased costs for the marketing authorization holders (“MAHs”).

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

“Rest of the Worl
d” markets of our Global Generics segment

We refer to all markets
of our Global Generics segment other than North America, Europe, Russia and other countries of the former Soviet Union and Romania and India as our “Rest of the World” markets. Our significant Rest of the World markets include Brazil, South Africa, China, Vietnam, Colombia, Australia and Myanmar.

We started our operations in China in the year 2000, by setting up a joint venture in the city of Kunshan, Jiangsu Province. Over the past several years, our joint venture called Kunshan Rotam Reddy Pharmaceuticals Company Limited (“KRRP”) has commercialized several products. Some of these products are manufactured by KRRP at its manufacturing plant in Kunshan while some others are imported in bulk packs, repackaged and sold in China. In calendar year 2020, KRRP started manufacturing capacity expansion at the Kunshan facility, and plans to start commercial operations in the second half of the calendar year 2023.

Over the last few years, we have also increased our operations with respect to the filing of dossiers and obtaining new product registrations in China. Upon successful registration and approval by the China regulatory authorities, we intend to launch these products in the coming years.

In December 2021 our product Olanzapine, which we had commercialized in China through a distribution and supply agreement with a Chinese company, was successfully listed in the 12 province volume based procurement program, which is a tender-style bidding system for centralized procurement of medicines in China.

For the year ended March 31, 2023, revenues from our “Rest of the World” markets accounted for 7% of our total Global Generics segment’s revenues. Our revenues from our “Rest of the World” markets were Rs.15,709 million in the year ended March 31, 2023, a decrease of 5% as compared to the year ended March 31, 2022. This decline is largely attributable to our COVID
-
19
p
roduct sales during the previous year ended March 31, 2022 and decrease in prices of some of our existing products, which was partially offset by revenues from launches of new products during the year ended March 31, 2023.

Global Generics Manufacturing and Raw Materials

Manufacturing for our Global Generics segment entails converting API into finished dosages. As of March 31, 2023, we had eleven manufacturing facilities within this segment. Ten of these facilities are located in India, including four in a Special Economic Zone, and one in the United States (Shreveport, Louisiana). All of the facilities are designed in accordance with and are compliant with current cGMP requirements and are used for the manufacture of tablets, hard gelatin capsules, injections, liquids and creams for sale in India as well as other markets. All of our manufacturing sites’ laboratories and facilities are designed and maintained to meet increasingly stringent requirements of safety and quality. Each of our sites outside of India is approved by the respective regulatory body in the jurisdiction it is located.

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

The logistics services for storage and distribution in the United States, the European Union, Russia, Brazil, South Africa, Australia and other emerging markets are outsourced to third party service providers.

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

In May 2023,
the
U.S. FDA completed the Pre-Approval Inspection
,
a routine GMP inspection and routine cGMP inspection at our formulations manufacturing facility plant 2, Formulations Srikakulam (SEZ), Andhra Pradesh, India. We have been issued a Form 483 with four observation
s
.
We
responded to the observations on June 5, 2023.

Pharmaceutical Services and Active Ingredients (“PSAI”) segment

Our
P
SAI segment primarily includes our business of manufacturing and marketing active pharmaceutical ingredients (“APIs”) including intermediates, as well as our
pharmaceutical services business.

Active Pharmaceutical Ingredients

Our more than 150 different APIs have regulatory approvals filed in numerous markets and enable our generic manufacturing partners to bring formulated products in forms such as tablets, capsules, or injectable
to patients worldwide. Thanks to our backward integration, we can also provide customers with inter mediates, which are the pre-stage of a final API. In addition to our external partners, our API business also supplies our own generic business.

Our PSAI segment’s revenues for the year ended March 31, 2023 were Rs.29,069 million, as compared to Rs.30,740 million for the year ended March 31, 2022. Our PSAI segment accounted for 12% of our total revenues for the year ended March 31, 2023.

During, the year ended March 31, 2023, we filed 134 Drug Master Files (“DMFs”) worldwide, of which 12 were filed in the United States, 2 was filed in Canada, 11 were filed in Europe and 109 were filed in other countries. Cumulatively, our total active DMFs filed worldwide as of March 31, 2023 were 1,424, including 243 active DMFs filed in the United States.

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

Pharmaceutical Services business – Aurigene Pharmaceutical Services Limited

Our PSAI segment also includes our pharmaceutical services business, which provide contract discovery (research), development, and manufacturing to global pharmaceutical companies. As a contract development and manufacturing organization (“CDMO”), the business is operated independently under its own entity Aurigene Pharmaceutical Services Limited and works on new chemical entities (“NCEs”) and new biological entities (“NBEs”) for global pharmaceutical companies and biotechnology companies. The pharmaceutical services
(contract research, development and manufacturing) arm of our PSAI segment was established in 2001 to leverage our strength in research and development
to serve the niche segment of the innovator pharmaceutical and biotechnology companies
. Our objective is to be the preferred partner for innovator pharmaceutical companies, providing a complete range of services that are necessary to support their innovations to bring
a
new drug to the market quickly and efficiently.

The focus is to leverage our skills in discovery, CDMO (process and analytical development for drug substance and formulation), and large scale commercial manufacturing to serve outsourcing needs of global pharmaceutical and biotechnology companies. We have positioned our PSAI segment’s Pharmaceutical Services business to be the partner of choice for large, medium and emerging innovator companies across the globe, with service offerings spanning the entire value chain of pharmaceutical services.

Effective June 1, 2020, our Pharmaceutical Services business was integrated with Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited)
which operated our
discovery service business, and the integrated business model was commenced under Aurigene Pharmaceutical Services Limited (“APSL”). APSL is a subsidiary of AOL within our group. APSL was
formed to service the needs of innovator customers in the areas of discovery, development and manufacturing services for clinical and commercial needs. Our aspiration is to make APSL a global leader in offering end-to-end integrated solutions across discovery, development and manufacturing.

Sales, Marketing and Distribution

With the aim of being closer to the customers, and in their respective time zones, our PSAI business has now sales operations in 11 markets, including Brazil, China, Europe, India, Japan, Mexico, US, and Russia with colleagues from regulatory affairs and commercial.

Developed Markets:
Our PSAI segment’s principal overseas markets are the United States and Europe, which contributed Rs.12,078 million and accounted for 42% of our PSAI segment’s revenue for the year ended March 31, 2023.

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

India:
India is an important market for our PSAI segment, with total sales of Rs.1,568 million, and it accounted for 5% of the PSAI segment’s revenues in the year ended March 31, 2023. The market in India is highly competitive, with severe pricing pressure and competition from lower cost foreign imports.

Other Key Markets:
Our PSAI segment’s sales to all of the other markets (excluding the United States, Europe and India) was Rs.15,423 million for the year ended March 31, 2023 and accounted for 53% of our PSAI segment’s revenues for the year.

Despite the pandemic, China is still the highest growing emerging market and therefore attractive to operate in. Our commitment to the Chinese market shows through a strong pipeline of products for the Chinese market and our local presence of business development and regulatory affairs experts.
Further key markets include Brazil, Mexico, and Japan. While we work through our agents in these markets, our local marketing and regulatory affairs associates are an important interface to understand and serve customers in those regions.

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

We are committed to enhancing the accessibility and affordability of medicines for vulnerable populations, promoting greater equity in healthcare. Our mission aligns with the World Health Organization Sustainable Development Goals of 2030, as we strive to create a sustainable future for all. To achieve this, we have identified crucial areas of focus and continue to establish partnerships with multilateral agencies and pharmaceutical organizations. Together, we aim to develop an enduring pipeline of ground-breaking medicines that are affordable to people worldwide.

PSAI Manufacturing

The infrastructure for our PSAI segment consists of eight U.S. FDA-inspected plants (six in India, including one in a Special Economic Zone, one in Mexico, and one in Mirfield, United Kingdom) and two technology development centers (one in Hyderabad, India and one in Cambridge, United Kingdom).

India
: All of our facilities in India are located in the states of Andhra Pradesh and Telangana. We have the flexibility to produce quantities that range from a few kilograms to several metric tons. The manufacturing process consumes a wide variety of raw materials that we obtain from various sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We utilize a broad base of suppliers in order to minimize risk arising from dependence on a single supplier.

In May 2023, the U.S. FDA completed its routine cGMP inspection at our API manufacturing facilities at Plant 1, Bollaram, Hyderabad, Telangana, India. We were issued a Form 483 with one observation. We responded to the observation on May 24, 2023
.

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

For our contract development and manufacturing services, we have well-resourced synthetic organic chemistry laboratories, medicinal chemistry analytical laboratories and kilo laboratories at our research and development centers at Hyderabad and Bengaluru in India. Our chemists and process engineers are experts in discovery, development and manufacturing services, from the pre-clinical stage to commercialization. To complete the full value chain in development services, we also provide formulation development services. We have facilities for pre-formulation and formulation development, analytical development, clinical trial supplies, pilot scale and product regulatory support. This facility also follows rigorous Safety and Information Security practices and is certified against ISO 27001:2013 standards for information security. Larger quantities of APIs can be manufactured from our API plants in India, the United Kingdom and Mexico. We also offer end to end project management support for effective deliveries

Our contract development and manufacturing services are uniquely positioned in the market where it utilizes assets (both in terms of physical assets and technical know-how) of a vertically integrated pharmaceutical company and combines this with the service model which we have built over the years.

Raw Materials

Raw material expense forms the largest portion of our cost of revenues. Raw materials consist of fine and specialty chemicals, bulk chemicals, solvents, catalysts, and basic and advanced intermediates. The prices of these raw materials generally fluctuate in line with commodity cycles, demand supply situations, changes to government policies and geo-political conflicts. We evaluate and manage our commodity price risk exposure through periodical supply contracts as well as agile and responsive sourcing and procurement practices.

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

With respect to our contract development and manufacturing organization (“CDMO”) services, we believe that contract research and manufacturing is a significant opportunity for Indian pharmaceutical companies, based on their strengths of a skilled workforce and low-cost manufacturing infrastructure. Key competitors in India include Divis Laboratories Limited, Dishman Carbogen Amcis Ltd, Synegene International Ltd. and Piramal Pharma Ltd. Key competitors from outside India include Lonza Group, AMRI Inc., Patheon Inc., Catalent Inc., Cambrex Inc., and WuXi Apptec. We offer a wide range of services spanning the entire value chain from
d
iscovery to
c
ommercial
m
anufacturing (
d
rug
s
ubstance
s
and
d
rug
p
roduct
s
). Our service offerings now include new biological entity (
“
NBE
”
) discovery services in
antibody-drug conjugate (“
ADC
”)
,
and messenger RNA
(“
mRNA
”
)
technologies,
and
we
are working to scale these services further. Growth in contract research and manufacturing services is
likely to be driven by increased outsourcing by large and medium size pharmaceutical companies. We distinguish ourselves from Indian competitors by offering a wider range of services spanning the entire pharmaceutical value chain from early discovery to final manufacturing.

During the year ended March 31, 2022, we launched our new biological entity (“NBE”) discovery services antibody-drug conjugate (“ADC”) and messenger RNA (“mRNA”) technologies and we
are working to scale these services further. With growth in contract research and manufacturing services likely to be driven by increased outsourcing by small and medium size pharmaceutical companies, particularly those focused on biotechnology and therapy, we expect India to emerge as an alliance and outsourcing destination of choice due to speed, skill and cost advantage.

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

Others Segment

Our Others segment consists of business operations of our wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and SVAAS Wellness Limited (“SVAAS”) and
our
Proprietary Products business.

AOL:
AOL is a clinical stage biotech company committed to the discovery and development of novel and effective therapeutics for the treatment of cancer. AOL leverages its expertise in oncology focused novel therapeutics for the benefit of cancer patients everywhere. It is focused on developing innovative therapeutics addressing several hallmarks of cancer, leveraging its deep capabilities in science and building value added collaborations with leading companies globally. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. In the last two decades AOL has contributed to delivering 19 small molecule and peptide drug candidates in clinical development. AOL has out-licensed several first-in-class and best-in-class compounds to pharma and biotech companies for global clinical development, while undertaking clinical POC studies for a few programs on its own.

SVAAS:
SVAAS is in the business of providing digital healthcare and information technology enabled business support services. SVAAS has been enabling access to healthcare services through its web-based or mobile application platform, and providing integrated healthcare, medical and other related services and technology-driven solutions to promote health and wellness. SVAAS brings together doctors, laboratories and diagnostics, pharmacies and insurance to provide a one-stop cashless and seamless user experience across channels, and addresses genuine patient need through assurance of quality and credibility, ease of use and comprehensive support consequently resulting in better adherence and better health.

Proprietary Products:

Our Proprietary Products business focuses on the research, development, and commercialization of differentiated formulations by building a pipeline of high value, globally relevant products in therapeutic areas of high unmet need and commercializing these pipeline products through partnerships to maximize value.

Our Proprietary Products business, over the years, focused on the development of differentiated pharmaceutical products across multiple therapeutic areas including dermatology, the central nervous system and anti-inflammatories. The commercialization of these products was carried out through launching in the U.S. market and through product divestiture and out-licensing to various partners in the United States and Europe. The products licensed out included not only the approved and marketed products but also the ones in the development stage such as the ones which completed Phase 2 exploratory clinical studies or proof of concept.

Commercialization

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

I
n September 2021, we sold all our rights for E7777 (
denileukin diftitox,
an engineered IL-2-diphtheria toxin fusion protein and
anti-cancer agent
) to Citius Pharmaceuticals Inc.

4.C.
Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company in our group. Refer to Note 38
(“Organizational Structure”)
of our consolidated financial statements for a list of our subsidiaries and joint ventures.

4.D.
Property, plant and equipment

Our principal executive offices are located in Hyderabad, Telangana, India. Our business operates through a number of subsidiaries having offices, research facilities and production sites throughout the world. The following table sets forth current information relating to our principal facilities:
Sl No.	Name/Location	Approximate Area (Square feet)	Segments Which Primarily Use
	Within India
1	API Hyderabad Plant 1, Telangana, India	645,995	Global Generics and PSAI
2	API Hyderabad Plant 2, Telangana, India	781,379	Global Generics and PSAI
3	API Hyderabad Plant 3, Telangana, India	644,805	Global Generics and PSAI
4	API Nalgonda Plant, Telangana, India	3,397,680	Global Generics and PSAI
5	API Srikakulam Plant, Andhra Pradesh, India	4,047,595	Global Generics and PSAI
6	API Srikakulam Plant (SEZ), Andhra Pradesh, India	9,917,739	Global Generics and PSAI
7	Aurigene Pharmaceutical Services Limited, Hyderabad, Telangana, India	300,564	PSAI
8	Technology Development Centre Hyderabad 2, Telangana, India	68,825	Global Generics and PSAI
9	Integrated Product Development Center (Pilot Plant), Telangana, India	271,379	Global Generics
10	Formulations Hyderabad Plant 2, Telangana, India	3,207,826	Global Generics
11	Formulations Baddi Plant 1, Himachal Pradesh, India	728,234	Global Generics
12	Formulations Baddi Plant 2, Himachal Pradesh, India	381,342	Global Generics
13	Formulations Baddi Plant 3, Himachal Pradesh, India	377,098	Global Generics
14	Biologics Hyderabad, Telangana, India	1,242,767	Global Generics
15	Formulations Hyderabad Plant 3, Telangana, India	1,539,089	Global Generics
16	Formulations Srikakulam Plant 1 (SEZ), Andhra Pradesh, India	879,041	Global Generics
17	Formulations Srikakulam Plant 2 (SEZ), Andhra Pradesh, India	334,105	Global Generics
18	Formulations Srikakulam Plant 11, Andhra Pradesh, India	740,520	Global Generics
19	Formulations Visakhapatnam Plant 1 (SEZ), Andhra Pradesh, India	582,206	Global Generics
20	Formulations Visakhapatnam Plant 2 (SEZ), Andhra Pradesh, India	544,322	Global Generics
21	Aurigene Pharmaceutical Services Limited, Bengaluru, Karnataka, India	58,754	PSAI
22	Aurigene Oncology Limited, Bengaluru, Karnataka, India	630,462	Others
23	Integrated Product Development Center, Bengaluru, Karnataka, India	29,500	Global Generics
24	Integrated Product Development Center, Telangana, India	103,350	Global Generics, PSAI and Others

	Outside India
25	API Cuernavaca Plant, Mexico	2,361,840	Global Generics and PSAI
26	API Mirfield Plant, United Kingdom	1,785,960	Global Generics and PSAI
27	API Middleburgh Plant, New York, United States	292,000	Global Generics
28	Technology Development Centre, Cambridge, United Kingdom	32,966	Global Generics and PSAI
29	Formulations Shreveport Plant, Louisiana, United States	2,349,251	Global Generics
30	Aurigene Discovery Technologies, Malaysia	5,672	Others
During the year ended March 31, 2023, we sold our Technology Development Centre in Leiden, the Netherlands,
which was part of our Global Generics and our PSAI segment.

During the year ended March 31, 2022, we sold our
Formulations Beverley Plant in East Yorkshire, United Kingdom, which was part of our Global Generics segment.

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

Material plans to construct, expand and improve facilities

During the year ended March 31, 2023, we enhanced the capacity for multiple products in our
API Srikakulam Plant (SEZ) located in Andhra Pradesh, India. We also incurred substantial capital expenditure
s
to enhance the capacity of our Formulations injectable facility at Srikakulam Plant 11, Andhra Pradesh, India.

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

As of March 31, 2023, we had capital work-in-progress of Rs.9,956 million and capital commitments of Rs.8,340 million for expansion of our manufacturing and research facilities, primarily relating to facilities located in India and Mexico. Our current capital work-in-progress and capital commitments primarily consist of projects to enhance the capacity of our formulations injectable facility at Srikakulam, Andhra Pradesh, India and new infrastructure at our Biologics facility at
Hyderabad, Telangana, India. We currently intend to finance our additional expansion plans entirely through our operating cash flows, cash and cash equivalents, other investments and the cash flows from borrowings as required.
A majority of these projects are expected to be completed during the fiscal years ending March 31, 2024 and March 31, 2025.

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

The Chief Operating Decision Maker (“CODM”) evaluates our performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenues and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. Our Chief Executive Officer (“CEO”) is the CODM of our company.

Our reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients; and
•	Others.*

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

Pharmaceutical Services and Active Ingredients.
This segment primarily consists of our business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. We also serve our customers with incremental value added products including semi-finished and finished formulations, which are included in this segment. This segment also includes our pharmaceutical services business, which provides contract research services and manufacture
s
and s
ell
s
active pharmaceutical ingredients in accordance with the specific customer requirements.

Others.*
This segment consists of our other business operations which includes our wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and SVAAS Wellness Limited (“SVAAS”), and our Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services. Our Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

*
As the revenues and gross profits of
our
Proprietary Products
business
are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, we believe that our
Proprietary Products
business
no longer qualifies to be a reportable segment and consequently, effective April 1, 2022, we included the financial information relating to our former
Proprietary Products segment in “Others”. The corresponding information relating to the Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

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
Refer to Note 2(d)
(
“Use of estimates and judgments”
)
in our consolidated financial statements for information about significant areas of estimation uncertainty and critical judgments.

Accounting policy relating to Revenue from contracts with customers

Our revenue is derived from sales of goods, service income and income from licensing arrangements.  Most of such revenue is generated from the sale of goods. We have generally concluded that we are the principal in our revenue arrangements.

Accounting policies relating to revenues are as follows:

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

Out licensing arrangements, milestone payments and royalties

Our revenues also include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment received upon inception of the license, and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement.

In cases where the transaction has two or more performance obligations, we account for the completed obligations (for example the transfer of title) as a separate unit of accounting and record revenue upon delivery of that component, provided that we can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognized over the balance period in which we have pending performance obligations.

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

•
Chargebacks
: Chargebacks are issued to wholesalers for the difference between our invoice price to the wholesaler and the contract price through which the product is resold in the retail part of the supply chain. The information that we consider for establishing a chargeback accrual includes the historical average chargeback rate over a period of time, current contract prices with wholesalers and other customers, and estimated inventory holding by the wholesaler. With this methodology, we believe that the results are more realistic and closest to the potential chargeback claims that may be received in the future period relating to inventory on which a claim is yet to be received as at the end of the reporting period. In addition, as part of our book closure process, a chargeback validation is performed in which we track and reconcile the volume of inventory for which we should carry an appropriate provision for chargeback. We procure the inventory holding statements and data through an electronic data interface with our wholesalers (representing approximately 93% of the total value of chargebacks outstanding at every year end reporting date) as part of this reconciliation. On the basis of this volume reconciliation, chargeback accrual is validated. For the chargeback rate computation, we consider different contract prices for each product across our customer base. This chargeback rate is adjusted (if necessary) on a periodic basis for expected future price reductions.

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

58

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

With respect to established products, we determine an estimate of sales returns provision primarily based on historical experience of the actual sales returns. Additionally, other factors that we consider in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, any revision in the shelf life of the product, product discontinuances, price changes of competitive products, and introduction of competitive new products, to the extent each of these factors impact our business and markets. We consider all of these factors and adjust the sales return provision to reflect our actual experience. With respect to new products introduced by us, those have historically been either extensions of an existing product line where we have historical experience or in a general therapeutic category where established products exist and are sold either by us or our competitors. We have not yet introduced products in a new therapeutic category where the sales returns experience of such products by us or our competitors (as we understand based on industry publications) is not known. The amount of sales returns for our newly launched products has not historically differed significantly from the sales returns experience of the then current products marketed by us or our competitors (as we understand based on industry publications). Accordingly, we do not expect sales returns for new products to be significantly different from expected sales returns of current products. We evaluate sales returns of all our products at the end of each reporting period and record necessary re-measurements to the refund liability and related asset, if any.

•
Medicaid:
We estimate the portion of our sales that may get dispensed to customers covered under Medicaid programs based on the proportion of units sold in the previous two quarters for which a Medicaid claim could be received as compared to the total number of units sold in the previous two quarters. The proportion is based on an analysis of the actual Medicaid claims received for the preceding four quarters. In addition, we also apply the same percentage on the derived estimated inventory sold and delivered by us to our wholesalers and other direct customers to arrive at the potential volume of products on which a Medicaid claim could be received. We use this approach because we believe that it corresponds to the approximate six-month time period it takes for us to receive claims from the various Medicaid programs. After estimating the number of units on which a Medicaid claim is to be paid, we use the latest available Medicaid reimbursement rate per unit to calculate the Medicaid accrual. In the case of new products, accruals are done based on specific inputs from our marketing team or data from the publications of IQVIA.

•
Cash Discounts:
We offer cash discounts to our customers, on a selective basis and in line with industry practice, to encourage prompt payment. Accruals for such cash discounts do not involve any significant variables. These are accrued for at the time of invoicing and adjusted subsequently to reflect the actual experience.

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 85% of such “gross-to-net” adjustments for our North America Generics business for the year ended March 31, 2023. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:

a)
Estimated inventory
—Inventory volumes on which a chargeback claim that is expected to be received in the future are determined using the validation process and methodology described above (see “Chargebacks” above). When such a validation process is performed, we note that the difference represents an immaterial variation. Therefore, we believe that our estimation process regarding this variable is reasonable.

b)
Unit pricing rate
—At any point in time, inventory volumes on which we carry our chargeback accrual represents approximately 1.1 to 1.4 month of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual only relates to such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning April 1, 2022, 2021 and 2020, respectively, and ended March 31, 2023, 2022 and 2021, respectively, on our estimated inventory levels computed based on the methodology described above (see “Chargebacks” above). The impact on net sales on account of such price variation may not be significant.

A roll-forward for each major accrual for our North America Generics business is presented below for our fiscal years ended March 31, 2021, 2022 and 2023:
Particulars	Chargebacks	Rebates	Medicaid	Refund Liability (3)
	(All amounts in U.S.$ millions)
Beginning Balance: April 1, 2020	156	80	11	24
Current provisions relating to sales during the year	1,702	245	21	15
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,656)	(247)	(19)	(20)
Ending Balance: March 31, 2021	202	78	13	19

Beginning Balance: April 1, 2021	202	78	13	19
Current provisions relating to sales during the year (1)	1,897	235	23	25
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,836)	(219)	(23)	(20)
Ending Balance: March 31, 2022	263	94	13	24

Beginning Balance: April 1, 2022	263	94	13	24
Current provisions relating to sales during the year (2)	2,121	209	22	32
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(2,137)	(216)	(22)	(21)
Ending Balance: March 31, 2023	247	87	13	35
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

(1)
Chargeback provisions and payments for the year ended March 31, 2022 were each higher as compared to the year ended March 31, 2021, primarily as a result of higher sales volumes and also due to higher pricing rates per unit for chargebacks on account of reductions in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products. The foregoing were partially off-set due to a lower pricing rates per unit for chargebacks, primarily on account of a reduction in the invoice price to wholesalers for certain of our products. The rebate provisions and payments for the year ended March 31, 2022 were each lower as compared to the year ended March 31, 2021, primarily as a result of lower pricing rates per unit for rebates, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products.

(2)
Chargeback provisions and payments for the year ended March 31, 2023 were each higher as compared to the year ended March 31, 2022, primarily as a result of higher sales volumes and also due to higher pricing rates per unit for chargebacks on account of reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products. The foregoing were partially off-set due to a lower pricing rates per unit for chargebacks, primarily on account of a reduction in the invoice price to wholesalers for certain of our products. The rebate provisions and payments for the year ended March 31, 2023 were each lower as compared to the year ended March 31, 2022, primarily as a result of lower pricing rates per unit for rebates, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products.

(3)
Our overall provision for refund liability as of March 31, 2023 relating to our North America Generics business was U.S.$35 million compared to a provision of U.S.$24 million as of March 31, 2022. This increase in our provision for refund liability was primarily attributable to new product launches, volume growth and product mix changes for the year ended March 31, 2023 compared to the year ended March 31, 2022.

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

5.A. Operating results
Income Statement Data
	For the year ended March 31,
	2023	2023	2022	2021
	(Rs. in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Revenues	U.S.$2,992	Rs.245,879	Rs.214,391	Rs.189,722
Cost of revenues	1,296	106,536	100,551	86,645
Gross profit	1,695	139,343	113,840	103,077
Selling, general and administrative expenses	828	68,026	62,081	54,650
Research and development expenses	236	19,381	17,482	16,541
Impairment of non-current assets	9	699	7,562	8,588
Other income, net	(72)	(5,907)	(2,761)	(982)
Results from operating activities	695	57,144	29,476	24,280
Finance income, net	35	2,853	2,119	1,653
Share of profit of equity accounted investees, net of tax	5	370	703	480
Profit before tax	734	60,367	32,298	26,413
Tax expense, net	186	15,300	8,730	9,175
Profit for the year	U.S.$548	Rs.45,067	Rs.23,568	Rs.17,238
The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales			Percentage
	For the year ended March 31,			Increase/(Decrease)
	2023	2022	2021	2022 to 2023	2021 to 2022
Revenues	100.0%	100.0%	100.0%	14.7%	13.0%
Gross profit	56.7%	53.1%	54.3%	22.4%	10.4%
Selling, general and administrative expenses	27.7%	29.0%	28.8%	9.6%	13.6%
Research and development expenses	7.9%	8.2%	8.7%	10.9%	5.7%
Impairment of non-current assets	0.3%	3.5%	4.5%	(90.8)%	(11.9)%
Other income, net	(2.4)%	(1.3)%	(0.5)%	113.9%	181.2%
Results from operating activities	23.2%	13.7%	12.8%	93.9%	21.4%
Finance income, net	1.2%	1.0%	0.9%	34.6%	28.2%
Share of profit of equity accounted investees, net of tax	0.2%	0.3%	0.3%	(47.4)%	46.5%
Profit before tax	24.6%	15.1%	13.9%	86.9%	22.3%
Tax expense, net	6.2%	4.1%	4.8%	75.3%	(4.9)%
Profit for the year	18.3%	11.0%	9.1%	91.2%	36.7%

The following table sets forth, for the periods indicated, our consolidated revenues by segment:
	For the year ended March 31,
	2023			2022			2021
	(Rs. in millions)
	Revenues		% of Segment revenue	Revenues		% of Segment revenue	Revenues		% of Segment revenue
Global Generics	Rs.	213,768	87%	Rs.	179,170	84%	Rs.	154,404	81%
PSAI		29,069	12%		30,740	14%		31,982	17%
Others		3,042	1%		4,481	2%		3,336	2%
Total	Rs.	245,879	100%	Rs.	214,391	100%	Rs.	189,722	100%

Fiscal Year Ended March 31, 2023 compared to Fiscal Year Ended March 31, 2022

Revenues

Our overall consolidated revenues were Rs.245,879 million for the year ended March 31, 2023, an increase of 15% compared to Rs.214,391 million for the year ended March 31, 2022. This revenue growth for the year ended March 31, 2023 was driven by new product launches across our businesses and by exchange rate benefits, primarily due to the depreciation of the Indian rupee against the U.S. dollar. This was partially offset by price erosion in our Global Generics segment markets of North America
(the United States and Canada) and Europe
. The growth was marginally aided by divestment of some of our non-core brands from India forming part of our Global Generics segment.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:
	For the year ended March 31,
	2023			2022			2021
	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *
	(Rs. in millions)
Global Generics	Rs.	213,768	87%	Rs.	179,170	84%	Rs.	154,404	81%
North America (the United States and Canada)		101,704	48%		74,915	42%		70,494	46%
Europe		17,603	8%		16,631	9%		15,404	10%
India		48,932	23%		41,957	23%		33,419	22%
Russia		21,228	10%		20,879	12%		15,816	10%
Other countries of the former Soviet Union and Romania		8,592	4%		8,261	5%		7,427	5%
Others		15,709	7%		16,526	9%		11,844	7%
PSAI		29,069	12%		30,740	14%		31,982	17%
Others		3,042	1%		4,481	2%		3,336	2%
Total		245,879	100%		214,391	100%		189,722	100%

*
Percentages
mentioned against the
segments are with reference to the total revenue of our company; and percentages mentioned against geographies represent the sales in the respective geography as a percentage of the total revenue from that segment.

For the year ended March 31, 2023, the average exchange rate of the U.S. dollar appreciated by 7.9%, that of the Euro depreciated by 3.3%, and that of the Russian rouble appreciated by 26.8%, against the Indian rupee compared to the year ended March 31, 2022. These changes in exchange rates on an overall basis increased our reported revenues.

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.213,768 million for the year ended March 31, 2023, an increase of 19% compared to Rs.179,170 million for the year ended March 31, 2022. The revenue increase was from our businesses in North America (the United States and Canada), Europe and India; while our business in “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily include Brazil, South Africa, China, Vietnam, Colombia, Australia and Myanmar) remained flat.

The foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 20% resulting from new products launched during the year ended March 31, 2023 ;
•	an increase of approximately 2% resulting from a net increase in the sales volumes of existing products in this segment;
•	an increase of approximately 3% resulting from foreign exchange rate gains;
•	an increase of approximately 2% resulting from divestment of some of our non-core brands; and
•	the foregoing was partially offset by a decrease of approximately 8% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada):
Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.101,704 million for the year ended March 31, 2023, an increase of 36% compared to Rs.74,915 million for the year ended March 31, 2022. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 26% for the year ended March 31, 2023 compared to the year ended March 31, 2022.

This
revenue
increase was largely attributable to the following:

•	revenues from new products launched during the year ended March 31, 2023, such as lenalidomide capsules, sorafenib and pemetrexed injection;
•	an increase in volumes for certain of our existing products, such as icosapent ethyl and daptomycin; and
•	the foregoing was partially offset by reduced sales, primarily due to price erosion from increased competition for certain products, such as icosapent ethyl and vasopressin.

During the year ended March 31, 2023, we made 12 new ANDA filings with the U.S. FDA. As of March 31, 2023 our cumulative filings were 320, which includes 5 NDA filings under section 505(b)(2) and 315 ANDA filings. As of March 31, 2023, we had 86 filings pending approval with the U.S. FDA (81 ANDAs and 5 NDAs under 505(b)(2) route including 20 tentative approvals). Of the 86 ANDAs which are pending approval, 45 are Para graph
IV filings, and we believe that we are the first to file with respect to 18 of these filings.

Europe:
Our Global Generics segment’s revenues from Europe (which is comprised of Germany, the United Kingdom and other European countries such as Italy, Spain, France and Austria) were Rs.17,603 million for the year ended March 31, 2023, an increase of 6% compared to Rs.16,631 million for the year ended March 31, 2022. This increase was primarily on account of higher sales volumes and sales from new product launches during the year ended March 31, 2023, which were partially offset by a reduction in sales due to price erosion in some of our existing products.

India:
Our Global Generics segment’s revenues from India were Rs.48,932 million for the year ended March 31, 2023, an increase of 17% compared to Rs.41,957 million for the year ended March 31, 2022. This growth was largely attributable to an increase in sales prices of our existing products, revenues from launches of new products and divestment of a few non-core brands during the year. This was partially offset by a reduction in sales volumes for certain of our existing products.

According to IQVIA in its Moving Annual Total report for the year ended March 31, 2023, our secondary sales
in India grew by 2.5% during such period, compared to the India pharmaceutical market’s growth of 7.9% during such period.
During the year ended March 31, 2023, we launched 9 new brands in India.

Emerging Markets:
Our Global Generics segment’s
re
venues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily
consisting of
Brazil, South Africa, China, Vietnam, Colombia, Australia and Myanmar)
were Rs.45,529 million for the year ended March 31, 2023, compared to Rs.45,666 million for the year ended March 31, 2022.

Russia:
Our Global Generics segment’s
re
venues from Russia were Rs.21,228 million for the year ended March 31, 2023
, an increase of 2%
compared to
Rs.20,879
million for the year ended
March 31, 2022
.
In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues decreased by 9% for the year ended March 31, 2023 compared to the year ended March 31, 2022.
This
revenue decrease
was largely attributable to decrease in sales volumes of certain of our products against divestment of a few non-core brands during the year ended March 31, 2022. This was partly offset by increase in sales price of our existing products during the year ended March 31, 2023
.
Our over-the-counter (“OTC”) division’s revenues from Russia for the year ended March 31, 2023 were approximately 49% of our total revenues from Russia in this segment.

According to IQVIA, as per its report
for the year ended March 31, 2023
, our sales value (in Russian roubles) growth and volume growth from Russia for such period, as compared to the Russian pharmaceutical market was as follows:
	Year ended March 31, 2023
	Increase /(Decrease)
	Dr. Reddy's		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	3.7%	(2.0)%	2.1%	(5.0)%
Over-the-counter (OTC)	10.9%	1.3%	2.6%	(8.0)%
Total (Rx + OTC)	7.3%	(0.4)%	2.3%	(6.5)%
As per the above referenced IQVIA report, our market shares in Russia for the years ended March 31, 2023 and 2022 were as follows:
	Year ended March 31,
	Volume based		Value based
	2023	2022	2023	2022
Prescription (Rx)	3.8%	3.7%	1.7%	1.6%
Over-the-counter (OTC)	1.4%	1.3%	1.7%	1.6%
Total (Rx + OTC)	2.2%	2.1%	1.7%	1.6%

Other countries of the former Soviet Union and Romania:
Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.8,592 million for the year ended March 31, 2023
, an increase of 4%
compared to Rs.8,261 million for
the year ended
March 31, 2022. This increase was largely attributable to
increase in sales price of our existing products
during the year ended March 31, 2023, which was partially offset by decreases in sales volumes of certain of our products
.

“Rest of the World” Markets
:
We refer to all markets of this segment, other than North America
(the United States and Canada)
, Europe, Russia and other countries of the former Soviet Union, Romania and India, as our “Rest of the World” markets.
Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.15,709 million for the year ended March 31, 2023, a decrease of 5% compared to Rs.16,526 million for the year ended March 31, 2022.
The decline is largely attributable to our

higher
COVID
-19
p
roduct sales during the previous year ended March 31, 2022
and price erosion in some of our existing products. This was partially offset by revenues from new products launched during the year ended March 31, 2023
.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues were Rs.29,069 million for the year ended March 31, 2023, compared to Rs.30,740 million for the year ended March 31, 2022. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the decrease in revenue was largely attributable to decrease in volumes and decrease in prices of some of our existing products. This was partially offset by revenues from launches of new products.

During the year ended March 31, 2023, we filed 134 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total active worldwide DMFs as of March 31, 2023 were 1,
424
, including 24
3
active DMFs in the United States.

Gross Profit

Our total gross profit was Rs.139,343 million for the year ended March 31, 2023, representing 56.7% of our revenues for that period, compared to Rs.113,840 million for the year ended
March 31, 2022
, representing 53.1% of
our
revenues
for that period.

The following table sets forth, for the period indicated, our gross profit by segment:
	For the year ended March 31,
	2023			2022			2021
	( Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	132,719	62.1%	Rs.	103,270	57.6%	Rs.	91,111	59.0%
PSAI		4,715	16.2%		6,821	22.2%		9,426	29.5%
Others		1,909	62.8%		3,749	83.7%		2,540	76.1%
Total	Rs.	139,343	56.7%	Rs.	113,840	53.1%	Rs.	103,077	54.3%
The gross profit from our Global Generics segment increased to 62.1% for the year ended March 31, 2023, from 57.6% for the year ended March 31, 2022. This increase was on account of new product sales of certain products with higher gross margins, government incentives and favourable foreign exchange rates. This was partly offset with price erosion in certain of our products, primarily in the United States and Europe.

The gross profits from our PSAI segment decreased to 16.2% for the year ended March 31, 2023, from 22.2% for the year ended March 31, 2022. This decrease was primarily on account of a higher percentage of manufacturing overhead costs on a lower sales base, and due to price erosion in certain of our products.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.68,026 million for the year ended March 31, 2023, an increase of
9.6
% compared to Rs.62,081  million for the year
ended
March 31, 2022
. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	an increase of 8% on account of increased personnel costs, primarily on account of annual raises and new hires ;

•	an increase of 3% in selling and advertisement expenses;

•	an increase of 2% due to higher travel and vehicle expenses; and

•	the foregoing was partially offset by a decrease of 2% on account of reduced sales commissions, and a decrease of 1% in legal fees.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 27.7% for the year ended March 31, 2023 from 29.0% for the year ended March 31, 2022.

Research and development expenses

Our research and development expenses were Rs.19,381 million for the year ended March 31, 2023, an increase of
10.9
% compared to Rs.17,482 million for the year ended March 31, 2022. This increase was primarily on account of higher developmental expenditures on certain projects in our Global Generics, PSAI segments and our biosimilars businesses.

As a proportion of our total revenues, our research and development expense were at 7.9% for the year ended March 31, 2023
,
compared to 8.2% for the year ended March 31, 2022.
Impairment of non-current assets

Our impairment of non-current assets expense were Rs.699 million for the year ended March 31, 2023, compared to a charge of Rs.7,562 million for the year ended March 31, 2022. Please refer to Notes 12, 13 and 14 of our consolidated financial statements
for further details.

Other
income, net

Our net other income was Rs.5,907 million for the year ended March 31, 2023, an increase of 113.9% compared to net other income of Rs.2,761 million for the year ended March 31, 2022. The net other income was higher primarily on account of recognition of income of Rs.5,638 million (discounted to present value) from a settlement agreement for product and patent related matters. Refer to Note 23 (“Other income, net”) and Note 32 (“Contingencies– Product and patent related matters – Launch of Product”) for further details. Other income for the year ended March 31, 2022 included recognition of income of Rs.1,064 million towards the gain on sale of other intangible asset relating to the sale of all of our rights relating our anti-cancer agent E7777 (denileukin diftitox) to Citius Pharmaceuticals, Inc.

Finance income, net

Our net finance income was Rs.2,853 million for the year ended March 31, 2023 compared to net finance income of Rs.2,119 million for the year ended March 31, 2022. This increase in net finance income was largely attributable to:

•	a net foreign exchange gain of Rs.2,225 million for the year ended March 31, 2023 compared to a net foreign exchange gain of Rs.1,835 million for the year ended March 31, 2022; and

•
an increase in fair value changes and profit on sale of units of mutual funds to Rs.1,028 million for the year ended March 31, 2023 compared to fair value changes and profit on sale of units of mutual funds of Rs.306 million for the year ended March 31, 2022.

This was partially offset by:

•	a net increase in interest expense to Rs.248 million for the year ended March 31, 2023, compared to a net interest income of Rs.7 million for the year ended March 31, 2022; and

•	a net change in carrying value of investment to Rs. 152 million for the year ended March 31, 2023, compared to Rs. 29 million for the year ended March 31, 2022.

Profit before tax

As a result of the above, our profit before taxes was Rs.60,367 million for the year ended March 31, 2023, an increase of 86.9% compared to Rs.32,298 million for the year ended March 31, 2022.

Tax expense

Our consolidated tax rate was 25% for the year ended March 31, 2023 compared to 27% for the year ended March 31, 2022.

Our effective tax rate for the year ended March 31, 2023 was lower compared to the year ended March 31, 2022 primarily on account of:

(a)
changes in our jurisdictional mix of earnings (i.e., an increase in the proportion of our profits from lower tax jurisdictions and a decrease in the proportion of our profits from higher tax jurisdictions) for the year ended March 31, 2023 compared to the year ended March 31, 2022; and

(b)
recognition of a previously unrecognized deferred tax asset on operating tax losses, primarily pertaining to our subsidiary Dr. Reddy’s Laboratories SA, Switzerland, as we believe that it is probable that there will be available taxable profits against which such tax losses can be utilized.

As a result, we had a tax expense of Rs.15,300 million for the year ended March 31, 2023 compared to Rs.8,730 million for the year ended March 31, 2022.

Profit for the year

As a result of the above, our net profit was Rs.45,067 million for the year ended March 31, 2023, representing 18.3% of our total revenues for such year compared to Rs.23,568 million for the year ended March 31, 2022, representing 11.0% of our total revenues for such year.

Fiscal Year Ended March 31, 2022 compared to Fiscal Year Ended March 31, 2021

Refer to item 5.A. of our Annual Report on Form 20-F for the fiscal year ended March 31, 2022.

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

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements, in both the short term (i.e., the 12 months following the year ended March 31, 2023) and the long term (i.e., beyond such additional 12-month period).

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the years presented:
	For the year ended March 31,
	2023	2022	2021
	( Rs. in millions)
Net cash from/(used in):
Operating activities	Rs. 58,875	Rs. 28,108	Rs. 35,703
Investing activities	(41,373)	(26,387)	(22,660)
Financing activities	(26,861)	(2,422)	(298)
Net (decrease)/increase in cash and cash equivalents	Rs. (9,359)	Rs. (701)	Rs. 12,745

In addition to cash, inventory and accounts receivable, we had uncommitted lines of credit of Rs.68,516 million as of March 31, 2023, from our banks for working capital requirements. We draw upon these lines of credit based on our working capital requirements.

Cash Flow from Operating Activities

Year ended March 31, 2023 compared to year ended March 31, 2022

The result of operating activities was a net cash inflow of Rs.58,875 million for the year ended
March 31, 2023
compared to a net cash inflow of Rs.28,108 million for the year ended
March 31, 2022
.

The increase in net cash inflow of Rs.30,767 million was primarily due to an increase in profit for the year and a decrease in our working capital.

Our average days’ sales outstanding (“DSO”) as of March 31, 2023 and March 31, 2022 were 103 days and 108 days, respectively. The 5 days
’
decrease in our DSO between March 31, 2023 and 2022 was due to factoring of our trade receivables.

Year ended March 31, 2022 compared to year ended March 31, 2021

The result of operating activities was a net cash inflow of Rs.28,108 million for the year ended
March 31, 2022
compared to a net cash inflow of Rs.35,703 million for the year ended
March 31, 2021
.

The decrease in net cash inflow of Rs.7,595 million was primarily due to an increase in our working capital requirements.

Our average DSO as of March 31, 2022 and March 31, 2021 were 108 days and 91 days, respectively. Of the 17 days
’
increase in our DSO between March 31, 2022 and 2021, approximately 13 days was on account of a reduction in receivables during the year ended March 31, 2021, due to factoring of our trade receivables.  The remaining increase of 4 days was primarily on account of changes in the mix of our receivables, due to an increase in the proportion of receivables from our customers with longer credit periods.

Cash Flow from Investing Activities

Year ended March 31, 2023 compared to year ended March 31, 2022

Our investing activities resulted in net cash outflows of Rs.41,373 million and Rs.26,387 million for the years ended
March 31, 2023
and 2022, respectively, which was
primarily on account of the following:

•	net purchases of other investments of Rs.23,366 million for the year ended March 31, 2023, as compared to net purchases of other investments of Rs.11,201 million for the year ended March 31, 2022; and
•
the acquisition of property, plant and equipment, and other intangible assets, net of disposals, of Rs.18,784 million for the year ended March 31, 2023, as compared to Rs.15,733 million for the year ended March 31, 2022.

Year ended March 31, 2022 compared to year ended March 31, 2021

Our investing activities resulted in net cash outflows of Rs.26,387 million and Rs.22,660 million for the years ended
March 31, 2022
and 2021, respectively, which was
primarily on account of the following:

•
the acquisition of property, plant and equipment, and other intangible assets, net of disposals, of Rs.15,733 million for the year ended March 31, 2022, as compared to Rs.12,476 million for the year ended March 31, 2021; and

•	net purchases of other investments of Rs.11,201 million for the year ended March 31, 2022, compared to net proceeds from other investments of Rs.4,110 million for the year ended March 31, 2021.

Cash Flow from Financing Activities

Year ended March 31, 2023 compared to year ended March 31, 2022

Our financing activities resulted in net cash outflows of Rs.26,861 million and Rs.2,422 million for the years ended
March 31, 2023
and 2022, respectively, which was primarily on account of the following:

•
net repayment of short-term borrowings of Rs.19,382 million for the year ended March 31, 2023, as compared to net proceeds from short-term borrowings of Rs.3,520 million for the year ended March 31, 2022;

•	payments of dividends of Rs.4,979 million for the year ended March 31, 2023, compared to payments of dividends of Rs.4,146 million for the year ended March 31,2022;
•	interest payments of Rs.1,853 million for the year ended March 31, 2023, compared to interest payments of Rs.1,345 million for the year ended March 31, 2022; and
•
payments of the principal portion of lease liabilities of Rs.1,015 million for the year ended March 31, 2023 compared to payments of the principal portion of lease liabilities of Rs.785 million for the year ended March 31, 2022.

Year ended March 31, 2022 compared to year ended March 31, 2021

Our financing activities resulted in net cash outflows of Rs.2,422 million and Rs.298 million for the years ended
March 31, 2022
and 2021, respectively, which was primarily on account of the following:

•	payments of dividends of Rs.4,146 million for the year ended March 31, 2022, compared to payments of dividends of Rs.4,147 million for the year ended March 31,2021;
•	interest payments of Rs.1,345 million for the year ended March 31, 2022, compared to interest payments of Rs.1,321 million for the year ended March 31, 2021;
•
payments of the principal portion of lease liabilities of Rs.785 million for the year ended March 31, 2022, compared to payments of the principal portion of lease liabilities of Rs.754 million for the year ended March 31, 2021;

•	purchases of treasury shares of Rs.1,193 million for the year ended March 31, 2021; and
•
net proceeds from short-term borrowings of Rs.3,520 million for the year ended March 31, 2022, compared to net proceeds of short-term and long-term borrowings of Rs.6,848 million for the year ended March 31, 2021.

Liquidity and working capital

We manage our liquidity by ensuring, to the extent possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to our reputation.

As of March 31, 2023, we had working capital of Rs.121,095 million, including cash and cash equivalents of Rs.5,779 million, investments in term deposits with banks, bonds, market linked debentures and commercial paper, of Rs.17,739 million and investments in units of mutual funds of Rs.38,180 million.

As of March 31, 2022, we had working capital of Rs.87,841 million, including cash and cash equivalents of Rs.14,852 million, investments in term deposits with banks and bonds of Rs.12,562 million and investments in units of mutual funds of Rs.16,751 million.

Principal debt obligations

The following table summarizes our principal debt obligations (excluding obligations under leases) outstanding as of March 31, 2023:
Payments due by period
Principal debt obligations	Total	Less than 1 year	1-5 years	More than 5 years
(Rs. in millions)
Short-term borrowings	Rs. 7,390	Rs. 7,390	Rs. -	Rs. -
Long-term borrowings (1)	3,800	3,800	-	-
Total obligations	Rs. 11,190	Rs. 11,190	Rs. -	Rs. -

(1)
Non-convertible debentures issued by our subsidiary Aurigene Pharmaceutical Services Limited.

Annual rate of interest

The following table provides details of annual rates of interest for our principal debt obligations (excluding obligations under leases) outstanding as of March 31, 2023:

Debt	Amounts in millions	Currency (1)	Interest Rate (2)
Short-term borrowings	Rs.7,390	INR	9.15%
		RUB	9.87% to 10.40%
		MXN	TIIE + 1.15%
		BRL	CDI + 1.2%
		UAH	21.00%
Long-term borrowings	3,800	INR	6.77%
(1)	“BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles, “U.S.$” means United States Dollars and “UAH” means Ukrainian hryvnia.

(2)	“TIIE” means the Equilibrium Inter-Banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário).

Our short-term borrowings from banks are repayable within 12 months from the date of drawdown. Our objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and continuing availability of funds.

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

Cash and cash equivalents are primarily held in Indian rupees, U.S. dollars, U.K. pounds sterling, Euros, Kazakhstan tenges, Brazilian reals, Russian roubles and Swiss francs.

Material cash requirements

During the year ended March 31, 2023 our principal cash requirements were for the purchase of property, plant and equipment of Rs.11,323 million, and other intangible assets of Rs.7,543 million.

As of March 31, 2023, we had committed to spend Rs.8,340 million in capital expenditures under agreements to purchase property, plant and equipment. These amounts are net of capital advances paid in respect of such purchases.

In addition to the above, on February 26, 2023, we entered into asset purchase agreement with Mayne Pharma Group Limited to acquire
its
U.S. generic prescription product portfolio
. On April 6, 2023
,
upon the completion of all closing conditions we paid net consideration of U.S.$93 million to effect this purchase
. Refer to Note 37
(“Subsequent events”)
of our consolidated financial statements for further details.

These commitments will be funded through the cash flows generated from operations, cash and cash equivalents, other investments and the cash flows from borrowings as required.

As of March 31, 2023 and 2022, we had uncommitted lines of credit from banks of Rs.68,516 million and Rs.39,989 million, respectively.

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
Global Generics also include the products where
we focus on the research, development, and commercialization of differentiated formulations.

•
Pharmaceutical
Services and Active Ingredients
, where our research and development activities concentrate on development of chemical processes for the synthesis of API for use in our Global Generics segment and for sales in the emerging and developed markets to third parties. Our research and development activities also support our pharmaceutical services business, where we continue to leverage the strength of our process chemistry and finished dosage development expertise to target innovator as well as emerging pharmaceutical companies. The research and development is directed toward providing services to support the entire pharmaceutical value chain, from discovery all the way to the market.

In the years ended March 31, 2023, 2022 and 2021, we expended Rs.19,381 million, Rs.17,482 million and Rs.16,541 million, respectively, on research and development activities. These increases were primarily on account of higher developmental expenditures in our Global Generics business and PSAI business. Each of these business segments has its own research and development and patent policies, and has numerous products in various stages of development. For further information on these policies and these products, see “Item 4. Information on the Company—Item 4.B Business overview.”

Patents, Trademarks and Licenses

We have filed and been issued numerous patents in our principal areas of operations: Global Generics and Pharmaceutical Services and Active Ingredients. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2023, we have more than 1,550 trademarks filed with the Registrar of Trademarks in India which are either registered or are pending registration. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

5.D.
Trend Information

Inflation

In recent years, there has been an accelerated rate of global inflation (a trend which is expected to continue in the near future) that has resulted, and may continue to result, in increased costs of labor, raw materials, other supplies and freight and distribution costs, among others. For the pharmaceutical industry, the pricing dynamics of our products generally does not provide the opportunity to pass on such costs to customers. Inflation may also result in higher interest rates and increased costs of capital. For additional details, see the discussion in Item 3.D. of this report under “Risk factors - Current economic conditions may adversely affect our industry, financial position, results of operations and cash flows.”

Military conflict between Russia and Ukraine

While the broader economic consequences of the military conflict between Russia and Ukraine are currently difficult to predict, geopolitical instability, the imposition of sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia in response to such measures could adversely affect the global geopolitical and economic environment, which could in turn adversely impact our operations and growth in Russia and other countries of the former Soviet Union. For additional details, see the discussion in Item 4.B. of this report under “Our Principal Areas of Operations - Global Generics Segment - Russia and other Countries of the former Soviet Union and Romania - Impact on our Operations due to the military conflict between Russia and Ukraine” and Item 3.D. of this report under “Risk Factors - We have operations in certain countries susceptible to political and economic instability that could lead to disruption or other adverse impact on such operations.”

Others

For additional trend information, please see “Item 5.A - Fiscal Year Ended March 31, 2023 compared to Fiscal Year Ended March 31, 2022” and “Item 4. - Information on the Company”.

5.E.
Critical Accounting Estimates

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A.
Directors and senior management

The list of our directors and executive officers and their respective age and position as of March 31, 2023 was as follows:
Directors Name (1)	Age (in yrs.)	Position
Mr. K. Satish Reddy (2)(3)	55	Chairman
Mr. G.V. Prasad (2)(4)	62	Co-Chairman and Managing Director
Ms. Kalpana Morparia	74	Director
Mr. Sridar Iyengar	75	Director
Mr. Leo Puri	62	Director
Ms. Shikha Sharma	64	Director
Dr. K.P. Krishnan	64	Director
Ms. Penny Wan	57	Director
Mr. Arun M. Kumar (5)	70	Director
(1)	Except for Mr. K. Satish Reddy and Mr. G.V. Prasad, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.
(2)	Full-time director.
(3)	Brother-in-law of Mr. G.V. Prasad.
(4)	Brother-in-law of Mr. K. Satish Reddy.
(5)	Appointed with effect from August 1, 2022.

Dr. Claudio Albrecht was appointed as an Additional Director, categorized as Independent at the Board meeting held on May 10, 2023. His appointment as an Independent Director is subject to approval of our
shareholders at the forthcoming Annual General meeting to be effective from May 10, 2023.

Executive Officers

We classify our
officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is also referred to as our senior management. As of March 31, 2023, the Management Council consisted of:
Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
Mr. K. Satish Reddy (1) Chairman	B. Tech., M.S. (Medicinal Chemistry)	55	31	January 18, 1993	Director, Globe Organics Limited
Mr. G.V. Prasad (2) Co-Chairman and Managing Director	B. E. (Chem. Eng.), M.S. (Indl. Admn.)	62	39	June 30, 1990	Promoter Director, Benzex Labs Private Limited
Mr. Erez Israeli Chief Executive Officer	Graduate Bar Ilan University MBA in Finance and Marketing Bar Ilan University	56	29	April 2, 2018	Executive Officer Enzymotec
Mr. Parag Agarwal Chief Financial Officer	Chartered Accountant (CA), Company Secretary (CS)	57	35	November 2, 2020	CFO-Health, Reckitt Benckiser PLC
Mr. M.V. Ramana Chief Executive Officer - Branded Markets (India and Emerging Countries)	MBA	55	31	October 15, 1992	-
Ms. Archana Bhaskar Chief Human Resource Officer	MBA (IIM)	56	33	June 15, 2017	Human Resources head (Global commercial business) Royal Dutch Shell
Mr. Sanjay Sharma Global Head of Manufacturing	B. Tech (IIT), Business Leader’s program (IIM) and General Management program (IIM)	55	32	August 1, 2017	Integrated Supply Chain Operations (Coca Cola) for India and South Asia
Mr. Deepak Sapra Global Head of PSAI	B.E., PGDM, MBA	48	23	January 23, 2003	Asst. Divisional Engineer, Indian Railways
Mr. Marc Kikuchi Chief Executive Officer -North America Generics	MBA, BA (Molecular and Cell Biology)	54	29	February 1, 2019	CEO, Americas for Zydus Pharmaceuticals, Inc.
Mr. Patrick Aghanian Chief Executive Officer - European Generics	MBA, BA	58	35	October 7, 2019	Global Head of Zentiva
Mr. Mukesh Rathi Chief Digital and Information Officer	Industrial Engineer (IIT), MBA (IIM)	48	24	April 30, 2012	Hewlett Packard (now DXC), Bangalore
Mr. Sushrut Kulkarni Global Head of Integrated Product Development Organisation	Masters in Pharmacy	53	26	May 4, 2022	Executive Vice President and Head - Global Pharmaceutical Development, Glenmark
Mr. M V Narasimham Deputy Chief Financial Officer	Chartered Accountant	54	31	June 12, 2000	Samar Group
Dr. Ranjana Pathak Global Head - Quality and Pharmacovigilance	MBA, Doctorate of Health Administration (DHA)	65	42	July 1, 2022	President and Global Head Quality, Medical Affairs and Pharmacovigilance, Cipla Limited
(1)	Brother-in-law of Mr. G.V. Prasad.
(2)	Brother-in-law of Mr. K. Satish Reddy.

There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of our Management Council.

Dr. Jayanth Sridhar is the Global Head of Biologics
and
joined
our company
in May 2021. He was inducted into the Management Council at the Board Meeting held on May 10, 2023. In a career spanning 24 years, Dr.
Jayanth has assumed leadership roles of increasing breadth in Biologics Technical Operations in companies developing and manufacturing vaccines, novel biologics and biosimilars. He has been responsible for the development, launch and commercial manufacturing of six novel vaccines/biologics and twenty biosimilar products in highly regulated and emerging markets.

Biographies – Directors

Mr. K. Satish Reddy
is the Chairman of our Board of Directors and Whole-time Director. Prior to May 2014, he held the offices of Vice Chairman and Managing Director. He has a Master of Science degree in Medicinal Chemistry from Purdue University, Indiana in the United States of America and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He is the Chairman of the National Council on Intellectual Property, a Member of the Corporate Governance Council and a Member of the National Council of the Confederation of Indian Industry (“CII”). He is the Co-Chairman of the Indian Pharmaceutical Alliance (“IPA”) Trade Affairs Committee. IPA is a premier industry association of leading research-based Indian companies. He is also a Member of the International Generic and Biosimilar Medicines Association (“IGBA”) CEO Advisory committee, the National Accreditation Board for Certification Bodies (“NABCB”) Advisory Committee, the Board of Trustees of Asia Business Council and the Board of Trade of Indian Ministry of Commerce. He also chairs the Life Sciences Advisory Committee under Government of Telangana, working in partnership with various stakeholders’ groups, to serve and address the skill shortfalls in the Life Sciences Sectors across India. He was a member of the Drugs Technical Advisory Board of India, the Chairman of the Andhra Pradesh Chapter of the CII and head of its National Committee on Pharmaceuticals. He has co-opted for the second term as a Member of the Board of Governors of Indian Institute of Management, Visakhapatnam (“IIMV”). In addition to positions held in our subsidiaries, he is also a Director on the Board of Greenpark Hotels and Resorts Limited, Stamlo Industries Limited, Araku Originals Private Limited, Dr. Reddy’s Institute of Life Sciences, Cipro Estates Private Limited, KAR Therapeutics & Estates Private Limited, Quin Estates Private Limited, Satish Reddy Estates Private Limited, Dr. Reddy’s Trust Services Private Limited, Nayanta Education Foundation and Telangana Life Sciences Foundation in India. He also serves as a Director on the Board of KAR Holdings (Singapore) Private Limited and KAREUS Therapeutics (Singapore) Private Limited in Singapore.

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
He is currently the Chairman of CII National Committee on Pharmaceuticals.
Mr. Prasad
has also been serving as the Honorary Consul of the Kingdom of Belgium in Hyderabad since April 2019.
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
Mr. Prasad is involved with the activities of the World Wildlife Fund, AP and Telangana chapter and other conservation-oriented organizations.
He
is the Chairman of Board of Trustees of Wildlife Trust (WTI) of India.
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
Mr. Prasad
is also a member of the governing body of Mckinsey Centre for CEO Excellence and Institute of Public Health Sciences Hyderabad Society.

Ms. Kalpana Morparia
has been a member of our Board of Directors since 2007. Ms. Morparia is Former Chairman of J.P. Morgan - South and Southeast Asia and was also a member of J.P. Morgan’s Asia Pacific Management Committee. Prior to joining J.P. Morgan, India, Ms. Morparia served in ICICI Group since 1975. Her last assignment included Vice Chair on the Board of ICICI Group and Joint Managing Director of ICICI Group from 2001 to 2007. ICICI Bank is one of India’s largest private sector banks and has leadership positions in banking, insurance, asset management and private equity. A graduate in science and law from Mumbai University, Ms. Morparia has been recognized by several international and national media for her role as one of the leading women professionals. She also serves as an Independent Director on the Boards of Hindustan Unilever Limited, Philip Morris International Inc., HSBC Holdings Plc. and as a Director on the Board of the Generation India Foundation. Ms. Morparia is a member of the Board of Governors of Bharti Foundation and the Foundation for Audit Quality (a non-governmental organization).

Mr. Sridar Iyengar
has been
a member of our Board of Directors since 2011. Mr. Iyengar is an independent mentor investor in early stage startup companies. For more than 38 years, he has worked in the United Kingdom, the United States and India with a large number of companies, advising them on strategy and other issues. Earlier, he was a senior partner with KPMG in the United States and the United Kingdom and served for 3 years as the Chairman and CEO of KPMG’s operations in India. Mr. Iyengar holds a Bachelor of Commerce (Hons.) degree from Calcutta University and he is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Iyengar is Chairman on the Board of ICICI Venture Funds Management Company Limited and a Director on the Boards of Aster DM Healthcare Limited, in India, AverQ Inc., in the United States of America, and our wholly owned subsidiary Dr. Reddy’s Laboratories S.A., in Switzerland. After March 31, 2023. Mr. Iyengar has stepped down as Chairman and retired as a Director of ICICI Venture Funds Management Company Limited.

Mr. Leo Puri
has been a member of our Board of Directors since October 2018. Mr. Puri was the Managing Director of UTI Asset Management Co. Ltd. from August 2013 to August 2018.
Mr. Puri assumed office of the Chairman of JP Morgan Chase for South & South East Asia in early 2021.
In his career of more than 31 years, Mr. Puri has previously worked as Director with McKinsey & Company and as Managing Director with Warburg Pincus. Mr. Puri has worked in the U.K., the United States and Asia. Since 1994, he has primarily worked in India. At McKinsey, he has advised leading financial institutions, conglomerates and investment institutions in strategy and operational issues. He has contributed to the development of knowledge and public policy through advice to regulators and government officials. At Warburg Pincus, he was responsible for leading and managing investments across industries in India. He also contributed to financial services investments in the international portfolio as a member of the global partnership. Mr. Puri is a director on the Board of Hindustan Unilever Limited, J. P. Morgan Services India Private Limited and Tata Sons Private Limited. Mr. Puri has a Master’s degree in P.P.E. from University of Oxford, and a Master’s degree in Law from University of Cambridge.

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
Ms. Sharma is also an independent director on the Boards of Mahindra and Mahindra Ltd, Tech Mahindra Ltd, Piramal Enterprises Limited and Tata Consumer Products Ltd (Formerly known as Tata Global Beverages Ltd.). She is a member of the Board of Governors of the Indian Institute of Management (“IIM”) Lucknow, and an advisor to several companies in India.

Dr. K.P. Krishnan
has been a member of our Board of Directors since January 2022.
For nearly 37 years, Dr. Krishnan served in the Indian Administrative Service (“IAS”). He superannuated from the IAS in December 31, 2019. In his IAS career he has served in various field and secretariat positions in the Government of India, Government of Karnataka and at the World Bank. Besides field positions like District Collector Mangalore, in the Government of Karnataka he served in the departments dealing with agriculture, co-operatives and marketing, urban development and infrastructure, commercial taxes and finance. His key roles in the Government of India include: a) Secretary, Ministry of Skill Development and Entrepreneurship; b) Special/Additional Secretary, Department of Land Resources, Ministry of Rural Development; c) Additional Secretary, Department of Economic Affairs, Ministry of Finance; d) Secretary, Prime Minister’s Economic Advisory Council; and e) Joint Secretary, Department of Economic Affairs, Ministry of Finance. In these positions he served on the boards of corporations as well as boards of statutory regulatory authorities. In parallel with his government career, Dr. Krishnan has been a strong researcher/academic. Besides being visiting faculty at IIM Bangalore, ISB and Ashoka University, he held the prestigious Bok Visiting Professor of Regulation at the University of Pennsylvania Law School in 2012-13. From August 7, 2020 until December 31, 2021, he served as the IEPF Chair Professor of Economics at the National Council of Applied Economic Research (NAER) New Delhi. At present, he is an Independent Director on the Boards of Tata Consumer Products Limited, Shriram Capital Private Limited, Helios Trustee Private Limited and a director in the Indian Institute of Human Settlements. Dr. Krishnan was educated in Economics at St. Stephens College and Law at the Campus Law Centre University of Delhi. He joined the IAS in August 1983 and belongs to the Karnataka cadre. He joined IIM Bangalore in 1999 and was awarded FPM (Ph.D) in Economics in the 2003 graduation ceremony.

Ms. Penny Wan
has been a member of our Board of Directors since January 2022. She was most recently Amgen’s Vice President of the Japan and Asia Pacific region. With over 20 years of experience in the biopharmaceuticals industry, she led Amgen’s geographic expansion efforts in the region. Since joining Amgen in 2014, she has been instrumental in building its commercial presence across the region, ensuring that innovative medicines reach patients, payers and physicians in these markets. Prior to Amgen, Ms. Wan was General Manager of Roche Pharma China, which became one of the fastest growing multinational corporations in that country. She spearheaded innovative partnership solutions with government, professional and patient groups to improve access and outcomes for patients. Ms. Wan also worked in the pharmaceuticals division of Wyeth, where she held various management, marketing and commercial positions in the United States, Hong Kong, and Taiwan. During her time in China, Ms. Wan served as an executive committee member of RDPAC (R&D based Pharmaceutical Association Committee), where she led the industry-shaping efforts in biologics and served as Vice President of the Shanghai Association of Enterprises with Foreign Investments. She received the 2013 White Magnolia Memorial Award from the Shanghai municipality in recognition of her contributions to the city. Ms. Wan brings deep experience across healthcare. She has comprehensive management experience and strategic skills in leading sales and marketing, manufacturing, business development, start-up, country and regional operations in global markets, including China and Japan in world class pharma and healthcare companies. Additionally, Ms. Wan has worked across multiple sectors in pharmaceuticals, infant formula, nutrition, vaccines, immunology, oncology, cardiovascular, bone and mental health, among others. Ms Wan co-founded and is the chairwoman of Heronova Life Sciences Holding. Ms. Wan holds a Graduate Diploma in business administration from Monash University & Chinese University of Hong Kong and a Bachelor of Science in Biochemistry and Pharmacology from Monash University of Australia.

Mr. Arun M. Kumar
is a Managing Partner at Celesta Capital, a leading deep technology venture capital firm that leverages synergies between leading centres
of innovation in the United States and India to create globally impactful enterprises. In February 2022, Mr. Arun completed his five-year term as the Chairman and CEO of KPMG in India. In this role, he led a large organization of thousands of talented professionals engaged in providing assurance, tax, and advisory services, through a period of extraordinary organizational transformation and growth. He was a member of the global board of directors of KPMG as well as its Europe, Middle East and Africa (“EMA”) board. Mr. Arun previously served in President Obama’s Administration as Assistant Secretary of Commerce for Global Markets and as Director General of the U.S. & Foreign Commercial Service (“USFCS”), under the leadership of Commerce Secretary Penny Pritzker. As the Administration’s lead official to promote U.S. exports, foreign direct investment, and enhanced market access around the world, he led a team of 1,700 professionals in 78 countries and all 50 states of the United States. The Global Markets unit and USFCS saw substantial growth in coverage and impact during his tenure. During that time, Mr. Arun also had a special focus on the U.S.-India economic relationship, helping establish high level bilateral dialogues in areas ranging from innovation to infrastructure and working closely with the U.S. India CEO Forum. Prior to his nomination by President Obama, Mr. Arun was a partner at KPMG LLP in the United States and was a member of the Board of the firm. Based in Silicon Valley, he led KPMG’s Management Consulting practice in the West. Before joining KPMG, he was a co-founder, CEO, and CFO of three technology companies in Silicon Valley; over the years, Mr. Arun has been a mentor to entrepreneurs in Silicon Valley and India. Mr. Arun is a member of the Council on Foreign Relations. Mr. Arun is an advisor to the Board of Directors of the U.S.-India Business Council. He serves on the board of Indiaspora, an organization that links accomplished and influential people of Indian origin in many countries to enhance the relationships between their country of residence and India. Mr. Arun serves as a director on the Board of our wholly owned U.S. subsidiary Dr. Reddy’s Laboratories Inc., Mr. Arun received his master’s degree from the MIT Sloan School of Management. He earned his undergraduate degree, in physics, as a National Science Talent Scholar, from the University of Kerala.

Biographies - Executive Officers

Mr. Erez Israeli
is Chief Executive Officer of our company and prior to that he was our Chief Operating Officer and the Global Head of Generics and PSAI business.
He has over 29 years of experience in the pharmaceutical industry. Mr. Israeli is an accomplished leader with a proven track record of achievement. Prior to joining us, Mr. Israeli was President and Chief Executive Officer of Enzymotec. Prior to that, he spent 23 years working at Teva Pharmaceutical Industries Limited (“Teva”), where he held several leadership positions in the API and pharmaceutical (Generics, Specialty and OTC) businesses. He was also the Head of the Global Quality function for Teva, and has held Board positions at subsidiaries of Teva. He graduated from Bar Ilan University in Israel, majoring in art, economics and business administration, and received a MBA in Finance and Marketing from Bar Ilan University. Under Mr. Israeli leadership, our company has seen significant growth in both revenue and profitability. Our company has concluded acquisitions of key assets in India and internationally as well as launched several first-to-market products. Mr. Israeli has also steered us through our pandemic response, ensuring that commitments to supply medicines to patients and to employees’ safety were met. Under Mr. Israeli’s guidance, we have also broken new ground on digitalization across Research & Development, Manufacturing and Sales – along with our focus on innovation, this will yield significant dividends in the years to come.

Mr. Parag Agarwal
is the Chief Financial Officer. Mr. Agarwal joined our company in 2020 from Reckitt Benckiser PLC, where he was CFO-Health, based in London. In a career spanning over 35 years, he has held several leadership positions, contributing significantly to the financial performance of his organizations. With over 10 years of working experience in several countries outside India, he brings deep global experience in leading business and financial strategy, transforming finance function, as well as in mergers and acquisitions strategy and execution. He has expertise in driving performance management of investments, financial result delivery and driving operating margin improvement through revenue and cost optimization across the value chain. Mr. Agarwal has held leadership positions in diverse cultural contexts and has driven large-scale change management programs in ambiguous and dynamic environments. Prior to his 10 plus year stint at Reckitt Benckiser PLC, he was associated with organizations such as Unilever, GSK Consumer Healthcare and Genpact. Mr. Agarwal is a Chartered Accountant and a Company Secretary.

Mr. M.V. Ramana
is the CEO - Branded Markets (India and Emerging Markets). In this role, he leads a multicultural team of 20+ nationalities in 25+ countries. He joined us on October 15, 1992 as a Management Trainee in the International Marketing division of our Branded Formulations business. In his 31years tenure, he has handled various critical assignments including setting up the businesses in several countries across Asia, Latin America, Africa and the Middle East to joint venture in China and marking our successful entry in China
. Since 2022, Mr. Ramana is also leading our Global Innovation Unit , furthering our organization’s focus to be on the forefront of innovation efforts, and creating a great opportunity for us to reach more and more patients with affordable and innovative health care solutions. Mr. Ramana is also a frequent speaker at various international forums in the pharmaceutical and generics industry. He holds a MBA degree from Osmania University, Hyderabad, India and has completed the ISB-Kellogg management development program.

Ms. Archana Bhaskar
is the Chief Human Resources Officer. Ms. Bhaskar oversees our Human Resources and Corporate Communications. She joined our company in June 2017 and has more than 31 years of people management experience across diverse industries, geographies and companies. Prior to joining us Ms. Bhaskar was with Royal Dutch Shell, Singapore where she was global head of Human Resources for the Global Commercial Businesses. Earlier, she worked with Unilever, where she held positions of European and global responsibility, as well as large Indian corporations with whom she consulted in professionalizing Human Resources policies and practices. She is an alumna of Lady Sh
r
i
R
am College, Delhi University, where she majored in Psychology and Mathematics and the Indian Institute of Management, Bengaluru from where she completed her Master’s degree in Business Administration.

Mr. Sanjay Sharma
is the Global Head of Manufacturing. He joined us in August 2017. He has over 32 years of experience across various industries such as Coca-Cola and United Breweries handling diverse set of roles spanning across Supply Chain, Manufacturing and Sales in both emerging and developed markets. He joined us from Hindustan Coca-Cola where he led their Integrated Supply Chain Operations for India and South Asia. He graduated from the Indian Institute of Technology (“IIT”) Delhi with a degree in Chemical Engineering, completed one year Business Leader’s program from the Indian Institute of Management (“IIM”) Calcutta and a General Management program from IIM Ahmedabad.

Mr. Deepak Sapra
is the Chief Executive Officer (CEO), of the Pharmaceutical Services and Active Ingredients (“PSAI”) business. As part of his role, he heads the API business, the Aurigene Pharmaceutical Services Limited (“APSL”) business, public health initiatives and business to business collaborations for our company. Mr. Sapra joined our company in 2003 from the
Indian Institute of Management (“
IIM”), Bangalore and has since then undertaken various roles in Marketing, Sales, Business Development and Portfolio covering most markets around the world. He also led the COVID initiatives for Dr Reddy’s on therapeutics as well as on vaccines. Mr. Sapra education is in engineering and management. Prior to joining our company, he worked in the Indian Railway Services, Government of India. He has also been a Fulbright fellow and a Chevening scholar. His first book was published in 2018. He is also the co-founder of a charitable trust that works for people with disabilities in eastern India.

Mr. Marc Kikuchi
serves as Chief Executive Officer, North America Generics, and is based in the Princeton, New Jersey, office. He is responsible for leading the North America business and serves as a member of the Board of Dr. Reddy’s Laboratories, Inc. U.S.A. Mr. Kikuchi is an accomplished CEO, senior supply chain management and business development executive. He has more than 25 years’ experience in the Pharmaceutical Industry with extensive knowledge and understanding of generics, biosimilars, and oncology new chemical entities. Prior to joining our company, Mr. Kikuchi served as CEO, Americas for Zydus Pharmaceuticals, Inc. He has also held professional leadership roles of increasing responsibility with AmerisourceBergen Corporation, Medrad Inc., PRTM, Johnson & Johnson and Incyte Pharmaceuticals. Mr. Kikuchi earned his Master of Business Administration from Carnegie Mellon University with concentration in Strategy, Marketing, and Operations Management. He has a Bachelor of Arts Degree in Molecular and Cell Biology with Biochemistry emphasis from the University of California at Berkeley.

Mr. Patrick Aghanian
serves as Chief Executive Officer, Europe Generics. Mr. Aghanian joined our company in 2019 from Zentiva in Prague/Czech Republic. Before becoming Head of Zentiva in 2017, he worked for multinational pharmaceutical companies such as Sanofi, GSK and Novartis, where he held various leadership roles in Eurasia, Middle-East and Europe.
He has experience spanning over-the-counter, originator and generic pharmaceuticals, including specialist fields such as Oncology and Diabetes
. Patrick earned his Master of Business Administration (MBA) from the UCLA Anderson School of Management/University of California, Los Angeles and holds a Bachelor of Arts from the University of California, Los Angeles.

Mr. Mukesh Rathi
serves as Chief Digital and Information Officer. Mr. Rathi has global responsibility for Digital Transformation, Process Excellence and Information Technology Management for the organization. He joined our company in 2012. He has more than 24 years of experience in various roles such as Business Process Consulting, Digital Strategy and leading large transformation programs across the organization. Prior to joining our company, he had many years of consulting experience working with Fast-Moving Consumer Goods, Automotive and Industrial Manufacturing companies. He is Industrial Engineer from the Indian Institute of Technology (“IIT”), Kharagpur and holds an MBA from the Indian Institute of Management (“IIM”), Lucknow.

Mr. Sushrut Kulkarni
serves as Global Head of Integrated Product Development Organization (“IPDO”). Mr. Kulkarni has more than 26 years of experience in the pharmaceutical industry, particularly focusing on Product Research and Development. He has significant experience in a variety of dosage forms, such as Oral solids, Dermatological formulations, Injectables, Respiratory and Transdermal etc. He has been instrumental in leading the technical, regulatory and Project Management teams in Product development, their regulatory approvals, commercial launches and life cycle management activities across geographies. Mr. Kulkarni has worked across the spectrum in companies such as Glenmark, Zydus, Torrent, Sandoz and Rhone Poulenc. His last role was as an Executive Vice President and Head of Global Pharmaceutical Development at Glenmark, where he was responsible for three major functions, namely Product Development, Global Regulatory Affairs and Project Management. Mr. Kulkarni holds a Masters in Pharmacy from Bombay College of Pharmacy, Mumbai University and is passionate about leading management teams to achieve new business heights.

Mr. M V Narasimham
serves as Deputy Chief Financial Officer with responsibilities of global commercial business finance and global taxation. He is a qualified Chartered Accountant with more than 31 years of experience across several finance functions. Mr. Narasimham joined our company in the year 2000 and since then has handled several roles across finance in the company. He was leading the finance operations of our business segments PSAI and Global Generics during the period from 2006 to 2012. Since 2012, he has been heading the Corporate Finance function (Direct and Indirect Taxation, Consolidation and Corporate Analytics) along with Global Business finance involving both India and overseas operations.

Dr. Ranjana Pathak
serves as Global Head - Quality and Pharmacovigilance. She has over three decades of rich global experience in various reputed large pharmaceutical organizations in creating, building and sustaining a collaborative environment and a strong culture of quality and regulatory compliance. Dr. Pathak’s most recent role was with Cipla Limited, Mumbai as President & Global Head Quality, Medical Affairs and Pharmacovigilance.  She supported all formulations, API, Biotech, R&D facilities around the globe. She led Quality Transformation initiatives with speed, agility and resilience which yielded significant outcomes. Dr. Pathak’s successfully led and implemented several digital and automation initiatives involving manufacturing and laboratory operations and quality systems. Prior to her role with Cipla, Dr. Pathak was with a number of U.S. pharmaceutical companies, including Watson / Actavis, Endo Pharma, DuPont Merck Pharma, Zenith Goldline Pharma, NMC Labs / Al Pharma. Dr. Pathak has been the recipient of prestigious awards and accolades. Dr. Pathak completed her MBA in the United States, then completed her Doctorate of Health Administration (“DHA”) at the University of Phoenix. She also studied Leadership and Strategy in Pharmaceuticals and Biotechnology at Harvard Business School.

6.B.
Compensation

Directors’ compensation

Full-Time Directors
: The compensation of our Chairman and our Co-Chairman and Managing Director (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. They are not eligible to participate in our stock option plans. The Nomination, Governance and Compensation Committee of the Board of Directors initially recommends the compensation for full-time directors. The compensation of the full-time directors is then approved by the Board. Appointment/re-appointment/compensation of the full-time directors is placed for approval of shareholders along with the proposal for their appointment or re-appointment. The salary, commission and benefits of the full-time directors for year ended March 31, 2023 were within the limits approved by our
shareholders in line with the provisions of the Indian Companies Act, 2013.

The Chairman of our Board and our Co-Chairman and Managing Director are each entitled to receive a maximum commission of up to 0.75% of our net profit (as defined under the Indian Companies Act, 2013) for the fiscal year. The Nomination, Governance and Compensation Committee, which is entirely composed of independent directors, recommends the commission for the Chairman of our Board and our Co-Chairman and Managing Director within the limits of 0.75% each, of our net profits (as defined under the Indian Companies Act, 2013) for each fiscal year. The Board
,
based on the recommendation of the Nomination, Governance and Compensation Committee, approves the commission of the Chairman and Co-Chairman and Managing Director.

Non-Full Time Directors:
In the year ended March 31, 2023, none of our non-full time directors were paid any sum as attendance fees. Non-full time directors are eligible to receive a commission on our net profit (as defined under the Indian Companies Act) for each fiscal year. Our shareholders have approved a maximum commission of up to 1% of the net profits (as defined under the Indian Companies Act, 2013) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were not granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002, the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 or the Dr. Reddy’s Employees Stock Option Scheme, 2018 in the year ended March 31, 2023.

For the year ended March 31, 2023, the directors were entitled to the following amounts as compensation:

				( Amounts Rs. in millions)
Name of Directors	Commission	Salary	Perquisites	Total
Mr. K. Satish Reddy	90.00	20.22	5.18	115.40
Mr. G.V. Prasad	160.00	22.02	5.69	187.71
Ms. Kalpana Morparia	15.35	-	-	15.35
Dr. Bruce L.A. Carter (1)	6.00	-	-	6.00
Mr. Sridar Iyengar	18.28	-	-	18.28
Mr. Prasad R. Menon (2)	9.55	-	-	9.55
Mr. Leo Puri	15.30	-	-	15.30
Ms. Shikha Sharma	13.15	-	-	13.15
Mr. Allan Oberman (3)	9.99	-	-	9.99
Dr. K.P. Krishnan	13.25	-	-	13.25
Ms. Penny Wan	16.84	-	-	16.84
Mr. Arun M. Kumar (4)	10.95	-	-	10.95

(1)	Compensation for part of the year, term ended on July 30, 2022.
(2)	Compensation for part of the year, term ended on October 29, 2022.
(3)	Compensation for part of the year, resigned on January 6, 2023.
(4)	Compensation for part of the year, appointed as an independent director with effect from August 1, 2022.

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

We also have three employee stock option schemes: the Dr. Reddy’s Employees Stock Option Scheme, 2002, the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 and the Dr. Reddy’s Employees Stock Option Scheme, 2018.  The Dr. Reddy’s Employees Stock Option Scheme, 2002 ended in January 2022, however the options already granted under this scheme to eligible employees can be exercised for allotment of equity shares, until the end of the
expiry period of such options. The stock option schemes are applicable to all of our employees including directors, and employees and directors of our subsidiaries.

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

The following table presents the annual compensation paid or payable to other executive officers for services rendered to us for the year ended March 31, 2023 and stock options issued to all of our other executive officers during the year ended March 31, 2023:

Compensation for Executive Officers
Name	Compensation (1) (2) (Rs. in millions)	FMV Value		Par Value
		Exercise Price	No. of options (3)	Exercise Price	No. of options (3)
Mr. Erez Israeli (4)	195.38	Rs.3,905.80	59,087	-	-
Mr. Parag Agarwal	65.16	-	-	-	-
Mr. M.V. Ramana	80.20	3,905.80	9,114	-	-
Ms. Archana Bhaskar	63.42	3,905.80	5,897	-	-
Mr. Sanjay Sharma	61.42	3,905.80	5,243	-	-
Mr. Deepak Sapra	40.12	3,905.80	2,624	-	-
Mr. Marc Kikuchi (4)	112.49	3,905.80	12,990	-	-
Mr. Patrick Aghanian (4)	91.63	3,905.80	5,201	-	-
Mr. Mukesh Rathi	39.31	3,905.80	2,426	-	-
Mr. Sushrut Kulkarni (5)	48.35	3,905.80	5,656	-	-
Mr. M V Narasimham (5)	47.20	3,905.80	2,565	-	-
Dr. Ranjana Pathak (4)(5)	47.95	-	-	5	14,002
(1)	These compensation amounts do not include share based payment expense arising from stock options. However, the number of options granted during the year are mentioned separately in the above table.

(2)
These compensation amounts include superannuation benefits and provident fund benefits. The executive officers are also covered under our Gratuity and Compensated Absences Plans along with the other employees. Proportionate amounts of the cost for gratuity and compensated absences accrued under the plans have not been separately computed or included in the above disclosure, as the amount payable to the officer is inherently variable and our annual contributions to funds established to furnish such payments are lump sums based on actuarial projections for the fund as a whole. Refer to Note 28 (“Share-based payments”) of our consolidated financial statements for further details on the foregoing benefits.

(3)
The options vest on various dates beginning in the year ended March 31, 2024 and ending in the year ended March 31, 2027 subject to the employee being in continued service on the date of vesting. The options expire after five years from the date of vesting. The options are granted under the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 and the Dr. Reddy’s Employees Stock Option Scheme, 2018. For each of the foregoing options, one equity share or ADR (as applicable) will be issued upon its exercise.

(4)	These grants were in the form of options to acquire our ADRs.

(5)
These executive officers served for part of the year. Mr. M V Narasimham was inducted into the Management Council in May 2022. Mr. Sushrut Kulkarni and Dr. Ranjana Pathak joined our company as Management Council members in May and July 2022 respectively.
However, the compensation set forth above is for the full year ended March 31, 2023 for these executive officers.

6.C.
Board practices

Our Articles of Association require us to have a minimum of three and a maximum of fifteen directors. As of March 31, 2023, we had nine directors on our Board, of which seven were non-full time independent directors.

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

The terms of each of our directors and their current expected expiration dates are provided in the table below:
Name	Expiration of Current Term of Office	Term of Office	Period of Service (3)
Mr. G.V. Prasad (1)	January 29, 2026	5 years	37.17 years
Mr. K. Satish Reddy (1)	September 30, 2027	5 years	30.38 years
Ms. Kalpana Morparia (2)	July 30, 2024	5 years	16 years
Mr. Sridar Iyengar (2)	July 30, 2023	4 years	11.78years
Mr. Leo Puri (2)(4)	October 24, 2023	5 years	4.6 years
Ms. Shikha Sharma (2)(4)	January 30, 2024	5 years	4.3 years
Dr. K.P. Krishnan (2)	January 6, 2027	5 years	1.4 years
Ms. Penny Wan (2)	January 28, 2027	5 years	1.3 years
Mr. Arun M. Kumar (2)	July 31, 2027	5 years	0.2 years

(1)	Full time director.
(2)	Non-full time independent director.
(3)	Reflects service through May 31, 2023.
(4)	Proposal for re-appointment for a second term as Independent director being placed before our shareholders at our forthcoming annual general meeting scheduled on July 27, 2023.

The directors are not eligible for any termination benefit on the termination of their tenure with us. Our full time directors are subject to retirement by rotation. As a result, Mr. G.V. Prasad shall retire by rotation, and the proposal to reappoint him is being placed before our shareholders at our annual general meeting scheduled in July 2023.

Committees of the Board

Committees constituted by the Board focus on specific areas and take decisions within the authority delegated to them.

The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information, review and/or approval. We had seven Board-level Committees as of March 31, 2023:

•	Audit Committee.

•	Nomination, Governance and Compensation Committee.

•	Science, Technology and Operations Committee.

•	Risk Management Committee.

•	Stakeholders’ Relationship Committee.

•	Sustainability and Corporate Social Responsibility Committee (formerly known as the Corporate Social Responsibility Committee).

•	Banking and Authorization Committee (formerly known as the Management Committee).

We have adopted charters for our Audit Committee, Nomination, Governance and Compensation Committee, Science, Technology and Operations Committee, Risk Management Committee, Stakeholders’ Relationship Committee and Sustainability and Corporate Social Responsibility Committee, formalizing the applicable committee’s procedures and duties. Each of these charters is available on our website at
https://www.drreddys.com/investors/governance/committees-of-the-board#governance#committees-of-the-board

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

The Audit Committee consisted of the following five non-full time, independent directors as of March 31, 2023:

•	Mr. Sridar Iyengar (Chairman);

•	Ms. Kalpana Morparia;

•	Ms. Shikha Sharma;

•	Dr. K.P. Krishnan; and

•	Mr. Arun M. Kumar.

Mr. Arun M. Kumar was appointed as a member of the Audit Committee effective as of August 1, 2022.

Our Company Secretary is the Secretary of the Audit Committee. This Committee met five times during the year ended March 31, 2023. Our independent registered public accounting firm was present at all Audit Committee meetings during the year.

The primary responsibilities of the Audit Committee are inter alia to:

•	Supervise our financial reporting process;

•	Review our quarterly and annual financial results, along with related public disclosures and filings, before providing them to the Board;

•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;

•	Discuss with management our major policies with respect to risk assessment and risk management;

•	Hold discussions with external auditors on the nature, scope and process of audits and any views that they have about our financial control and reporting processes;

•	Ensure compliance with accounting standards and with listing requirements with respect to the financial statements;

•	Recommend the appointment and removal of external auditors and their remuneration;

•	Recommend the appointment of cost auditors;

•	Review the independence of auditors;

•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our subsidiaries;

•	Review the financial statements of our subsidiary companies, in particular investments made by them;

•	Review and approve related party transactions;

•	Review the functioning of whistle blower mechanism;

•	Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002;

•	Scrutinize our inter-company loans and investments;

•	Examine the valuation of our undertakings or assets, wherever it is necessary;

•	Review compliances undertaken under the regulations for prohibition of insider trading;

•	Evaluate internal financial controls; and

•	Review suspected fraud, if any, committed against our Company .

Nomination, Governance and Compensation Committee.

The primary functions of the Nomination, Governance and Compensation Committee are inter alia to:

•	Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board’s effectiveness;

•	Formulate policies on remuneration of Directors, key managerial personnel and other employees, and on Board diversity;

•	Formulate criteria for evaluation of Directors and the Board as a whole and the Committees;

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

The Nomination, Governance and Compensation Committee also administers our Employee Stock Option Schemes.

The Nomination, Governance and Compensation Committee consisted of the following non-full time, independent directors as of March 31, 2023:

•	Ms. Kalpana Morparia (Chairperson);

•	Dr. K.P. Krishnan; and

•	Mr. Arun M. Kumar.

Mr. Arun M. Kumar was appointed as a member of the Nomination, Governance and Compensation Committee effective as of
January 10
, 202
3
.

Mr. Prasad R
.
Menon ceased as Chairman and member of the Nomination, Governance and Compensation Committee, consequent to the
end of
his
term as an Independent Director on October 29, 2022.

Ms. Kalpana Morparia was appointed as Chairperson of the Nomination, Governance and Compensation Committee with effect from October 30, 2022.

Mr. Allan Oberman ceased as member of the Nomination, Governance and Compensation Committee, consequent to his
resignation from directorship of
our c
ompany effective on January 6, 2023.

The corporate officer heading our Human Resources function serves as the Secretary of the Committee. The Nomination, Governance and Compensation Committee met four times during the year ended March 31, 2023.

Science, Technology and Operations Committee.

The primary functions of the Science, Technology and Operations Committee are inter alia to:

•
Review scientific, medical and technical matters and operations involving our development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations;

•	Review and monitor management’s actions in creating valuable intellectual property;

•	Review safety and quality of our operations;

•	Review the status of non-infringement patent challenges; and

•	Review and monitor management’s actions and plans in building and nurturing science in our organization in line with our business strategy.

The Science, Technology and Operations Committee consisted of the following non-full time, independent directors as of March 31, 2023:

•	Mr. Leo Puri; and

•	Ms. Penny Wan.

Dr. Bruce L A Carter ceased as Chairman of the Science, Technology and Operations Committee and Mr. Prasad R Menon ceased as member of the Committee consequent to the
end of their respective term
s
as Independent Directors of
our
c
ompany on July 30, 2022 and October 29, 2022.

After the end
of
Dr. Carter’s term, Mr. Allan Oberman was appointed as chairman of the Committee with effect from July 31, 2022. Mr. Oberman ceased as Chairman of the Committee consequent to
his resignation from directorship of
our c
ompany effective on January 6, 2023.

Thereafter Mr. Leo Puri and Ms. Penny Wan have been members of the Committee and each was alternatively appointed as Chairperson of the two meetings held after
January 6, 2023,
(
i.e., on January 25, 2023 and May 10, 2023
)
.

Dr. Claudio Albrecht has been inducted as
a
member and Chairman of the Committee with effect from May 10, 2023. The corporate officers heading our Integrated Product Development Operations, Global Manufacturing Organi
z
ation, Quality and Biologics functions serve as Secretaries of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met four times during the year ended March 31, 2023.

Risk Management Committee.

The primary functions of the Risk Management Committee are inter alia to:

•	Formulate a detailed Risk Management Policy which shall include:

•
A framework for identification of internal and external risks specifically faced by our company, including financial, operational, sectoral, sustainability (particularly, ESG related risks), information, cyber security risks or any other risk as may be determined by the Committee;

•	Measures for risk mitigation including systems and processes for internal control of identified risks; and

•	A business continuity plan.

•	Discuss with senior management our enterprise risk management and provide oversight as may be needed;

•	Periodically review the Risk Management Policy, at least once in two years, including by considering the changing industry dynamics and evolving complexity;

•
Ensure that it is apprised of our more significant risks, including certain country risks and cyber security risks, along with the risk mitigation steps implemented to ensure effective enterprise risk management; and

•	Review risk disclosure statements in any public documents or disclosures, where applicable.

The Risk Management Committee consisted of the following non-full time, independent directors as of March 31, 2023:

•	Ms. Shikha Sharma (Chairperson);

•	Mr. Leo Puri;

•	Mr. Sridar Iyengar; and

•	Ms. Penny Wan.

Mr. Arun M. Kumar was inducted as a member of the Risk Management Committee effective as of August 1, 2022 and ceased as member of the Committee on January 10, 2023.

Dr. Claudio Albrecht was appointed as member of the Committee with effect from May 10, 2023.

Our Chief Risk Officer (
“
CRO
”
) or in
the
absence of
the
CRO,
our
Chief Financial Officer act
s
as the Secretary of the Risk Management Committee. This Committee met three times during the year ended March 31, 2023.

Sustainability and Corporate Social Responsibility (“SCSR”) Committee.

During the year ended March 31, 2023, the Board renamed the Corporate Social Responsibility (“CSR”) Committee
as the
 “Sustainability and Corporate Social Responsibility Committee” to act as a nodal committee on overall sustainability goals and progress apart from its CSR terms of reference.

Consequent to such renaming, during the year the Committee recommended and the Board approved revision
s
to the Charter for the Committee to include terms of reference with respect to sustainability related matters separately in addition to the terms of reference pertaining to corporate social responsibility matters.

As per the revised Charter, the Committee's primary responsibilities  are now divided as follows:

Sustainability –
•	To review our sustainability and other environment, social and governance related vision and goals on an ongoing basis;

•	To review and provide oversight over our programs, policies, practices, and strategies related to sustainability;

•	To review sustainability and environmental, social and governance (“ ESG ”) disclosures; and

•	To act as a nodal committee for guidance on sustainability and overall ESG goals and to review and monitor progress and all other matters incidental thereto.

CSR –
•
Formulate and recommend to the Board, a Corporate Social Responsibility Policy (“CSR Policy”) which shall indicate the activities to be undertaken by us as specified in Schedule VII of the Companies Act, 2013;

•	Provide guidance on our various CSR initiatives undertaken and monitor implementation and adherence to our CSR programs and policies from time to time;

•	Recommend to the Board an Annual CSR Action Plan delineating the CSR projects or programs to be undertaken during the financial year; and

•	Appoint an independent agency/firm to carry out impact assessment study, if any.

The Sustainability and Corporate Social Responsibility Committee consisted of the following directors as of March 31, 2023:

•	Dr. K.P. Krishnan (Chairman);

•	Ms. Kalpana Morparia;

•	Mr. G.V. Prasad; and

•	Mr. K. Satish Reddy.

During the year ended March 31, 2023, the composition of the Committee underwent changes due to end of term of Mr. Prasad R Menon on October 29, 2022.  Two new members were inducted into the Committee – Dr. K P Krishnan and Ms. Kalpana Morparia with effect from October 30, 2022. Dr. K. P. Krishnan was appointed as the Chairman of the SCSR Committee.

The Company Secretary serves as the Secretary of the Committee. This Committee met four times during the year ended March 31, 2023.

Stakeholders’ Relationship Committee

The primary functions of the Stakeholders’ Relationship Committee are inter alia to:

•	Review of investor complaints and how they were redressed;

•	Review of queries received from investors;

•	Review of work done by our share transfer agent; and

•	Review of corporate actions related to our security holders.

The Stakeholders Relationship Committee consisted of the following directors as of March 31, 2023:

•	Ms. Kalpana Morparia (Chairperson);

•	Mr. G.V. Prasad; and

•	Mr. K. Satish Reddy.

Our Company Secretary is the Secretary of the Stakeholders’ Relationship Committee. This Committee met four times during the year ended March 31, 2023.

6.D.
Employees

The following table sets forth the number of our employees as of March 31, 2023, 2022 and 2021.
	As of March 31, 2023
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	9,771	212	161	399	10,543
Sales and marketing (2)	8,617	67	98	1,523	10,305
Research and development (3)	3,040	15	51	71	3,177
Others (4)	1,394	87	64	293	1,838
Total	22,822	381	374	2,286	25,863
	As of March 31, 2022
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	9,902	188	171	380	10,641
Sales and marketing (2)	8,052	60	86	1,477	9,675
Research and development (3)	2,695	12	84	63	2,854
Others (4)	1,213	80	68	264	1,625
Total	21,862	340	409	2,184	24,795
	As of March 31, 2021
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	9,447	187	189	374	10,197
Sales and marketing (2)	7,705	62	79	1,399	9,245
Research and development (3)	1,691	15	98	60	1,864
Others (4)	1,033	86	82	232	1,433
Total	19,876	350	448	2,065	22,739

(1)	Includes quality, technical services and warehouse.
(2)	Includes business development.
(3)	Includes employees engaged in contract research services provided to other companies.
(4)	Includes shared services, corporate business development and the intellectual property management team.

We did not experience any significant work stoppages in the years ended March 31, 2023, 2022 and 2021, and we consider our relationship with our employees and labor unions to be good. Approximately 1.7% of our employees belonged to labor unions as of March 31, 2023.

6.E.
Share ownership

The following table sets forth, as of March 31, 2023 for each of our directors and executive officers, the total number of our equity shares, ADRs and options owned by them:

			FMV Value										Par Value
Name	No. of Shares Held (1)	% of Outstanding Capital	Exercise Price	No. of options held (4)	Exercise Price	No. of options held (4)	Exercise Price	No. of options held (4)	Exercise Price	No. of options held (4)	Exercise Price	No. of options held (4)	Exercise Price	No. of options held (4)
Mr. G.V. Prasad (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. K. Satish Reddy (2)	901,002	0.54	-	-	-	-	-	-	-	-	-	-	-	-
Ms. Kalpana Morparia (2)	10,800	0.01	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Sridar Iyengar (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Leo Puri (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Ms. Shikha Sharma (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dr. K.P. Krishnan (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Arun M. Kumar (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Ms. Penny Wan (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Erez Israeli (3)(5)	30,785	0.01	1,982	102,960	2,814	44,900	3,679	65,740	5,301	3,380	3,905.80	59,087	5	26,385
Mr. Parag Agarwal	-	-	-	-	-	-	-	-	5,301	112	-	-	5	760
Mr. M.V. Ramana	26,197	0.01	2,607	4,200	2,814	4,200	3,679	4,660	5,301	492	3,905.80	9,144	5	8,365
Ms. Archana Bhaskar	10,579	0.00	2,607	3,400	2,814	2,250	3,679	2,820	5,301	320	3,905.80	5,897	5	6,119
Mr. Sanjay Sharma	-	-	-	-	2,814	1,000	3,679	1,670	5,301	352	3,905.80	5,243	5	5,794
Mr. Deepak Sapra	4,462	0.00	2,607	3,900	2,814	3,200	3,679	2,140	5,301	220	3,905.80	2,624	5	7,738
Mr. Marc Kikuchi (3)(5)	21,605	0.01	-	-	2,814	2,600	3,679	13,840	5,301	720	3,905.80	12,990	5	11,255
Mr. Patrick Aghanian (3)	-	-	-	-	-	-	3,679	2,480	5,301	300	3,905.80	5,201	5	9,444
Mr. Mukesh Rathi	2,600	0.00	2,607	975	2,814	1,450	3,679	1,740	5,301	140	3,905.80	2,426	5	3,219
Mr. Sushrut Kulkarni	32	0.00	-	-	-	-	-	-	-	-	3,905.80	5,656	-	-
Mr. M V Narasimham	9,442	0.00	2,607	1,950	2,814	2,175	3,679	2,320	5,301	124	3,905.80	2,565	5	8,472
Dr. Ranjana Pathak (3)	-	-	-	-	-	-	-	-	-	-	-	-	5	14,002
(1)	All shares have voting rights.
(2)	Not eligible for grant of stock options.
(3)	These grants were in the form of options to acquire ADRs.
(4)
The options vest on various dates between the year ending March 31, 2024 and the year ending March 31, 2027. The options expire after five years from the date of vesting. Each of the options results in the issuance of one equity share or ADR, as applicable, upon its exercise.

(5)	“No. of shares held” represents the shares underlying ADRs.

Employee Stock Incentive Plans

We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADRs, and during the year ended March 31, 2023 we operated under the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”) and the Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”). Each such option granted had an expiration date of five years from the vesting date. Dr. Reddy’s Employees Stock Option Scheme, 2002 ended in January 2022, however the options already granted under this scheme to eligible employees can be exercised for allotment of equity shares, until the
end of the
expiry period of such options.

During the year ended March 31, 2023, options to purchase ordinary shares and ADRs were awarded to various of our executive officers and other employees under the DRL 2007 Plan and the DRL 2018 Plan as follows:
Plan	Number of options granted	Exercise Price (Rs.)
DRL 2007 Plan (1)(5)	37,268	5
DRL 2007 Plan (1)	14,002	5
DRL 2007 Plan (2)	94,302	3,905.80
DRL 2018 Plan (2)	166,035	3,905.80
DRL 2018 Plan (3)	5,656	3,905.80
DRL 2018 Plan (4)	5,672	3,905.80
DRL 2018 Plan (4)	4,872	4,212
DRL 2018 Plan (4)	3,820	4,443
DRL 2018 Plan (4)	3,234	4,338
Total	334,861
(1)	50% vesting at the end of second year and 50% vesting at the end of fourth year from the grant date.
(2)	100% vesting at the end of third year from the grant date.
(3)	33.33% each year, starting after one year from the grant date.
(4)	25% each year, starting after one year from the grant date.
(5)	Pursuant to approval by the Nomination, Governance and Compensation Committee, these granted options were cancelled on October 27, 2022.

The Dr. Reddy’s Employees ESOS Trust was formed to support the DRL 2018 Plan by acquiring, including through secondary market acquisitions, equity shares which are issued to eligible employees upon exercise of stock options thereunder. During the year ended March 31, 2021, we have implemented cashless exercises of stock options under this plan. From the plan’s inception through March 31, 2023, we have granted an aggregate of 752,765 options, with a fair market value exercise price, under the DRL 2018 Plan. As of March 31, 2023, the Dr. Reddy’s Employees ESOS Trust has purchased an aggregate of 661,601 shares, at an average rate of Rs.3,328, for the purpose of issuing the shares to such employees upon exercise of these options under the DRL 2018 plan.

For the years ended March 31, 2023 and 2022, Rs.397 million and Rs.592 million, respectively, have been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2023, and 2022, there was Rs.516 million and Rs.701 million, respectively of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.87 years and 1.93 years, respectively. For further information regarding our options and stock option incentive plans, refer to Note 28 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.
Major shareholders

All of our equity shares have the same voting rights. As of March 31, 2023, a total of 26.70% of our equity shares were held by the following parties:

•	Mr. K. Satish Reddy (Chairman of the Board);

•
Mrs. K. Samrajyam Reddy, mother of Mr. K. Satish Reddy, M
r
s. Deepti Reddy, wife of Mr. K
.
Satish Reddy, Mrs. G. Anuradha, wife of Mr. G.V. Prasad, Mr. G. Sharathchandra Reddy, son of Mr. G.V. Prasad, and Ms. G. Vani Sanjana Reddy and Ms. G. Mallika Reddy, daughters of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”);

•	Kallam Satish Reddy HUF, which is affiliated with Mr. K. Satish Reddy and G.V. Prasad HUF, which is affiliated with Mr. G.V. Prasad ( Co-Chairman and Managing Director); and

•
The
APS Trust
owns 20.62% of the equity. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of the APS Trust. Mr. G.V. Prasad and Mr. K. Satish Reddy are the trustees of the APS Trust.

Pursuant to the Scheme of Amalgamation and Arrangement approved by Hon’ble National Company Law Tribunal, Hyderabad Bench, vide Order dated April 5, 2022, Dr. Reddy’s Holdings Limited was merged with Dr. Reddy’s Laboratories Limited effective from April 8, 2022. Consequently, the equity shares of our company held by Dr. Reddy’s Holdings Limited were cancelled and our company had issued and allotted an equal number of equity shares to the shareholders of Dr. Reddy’s Holdings Limited on April 22, 2022.

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2023:
	Equity Shares Beneficially Owned (1)
	Status as on March 31, 2022		Status as on April 22, 2022 (After giving effect to the Scheme of Amalgamation)		Status as on March 31, 2023
Name	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
Dr. Reddy’s Holdings Limited (2)	41,325,300	24.83%	-	-	-	-
APS Trust	-	-	34,345,308	20.64%	3,4345,308	20.62%
K. Satish Reddy HUF	-	-	5,523,677	3.32%	5,523,677	3.32%
G.V. Prasad HUF (3)(4)	1,117,940	0.67%	2,543,418	1.53%	2,543,418	1.53%
Mr. K. Satish Reddy (3)	898,432	0.54%	901,002	0.54%	901,002	0.54%
Family Members	1,119,456	0.67%	1,147,723	0.69%	1,147,723	0.69%
Subtotal promoter group	44,461,128	26.72%	44,461,128	26.72%	44,461,128	26.70%
Others/public float	121,964,721	73.28%	121,964,721	73.28%	122,066,748	73.30%
Total number of shares outstanding	166,425,849	100.00%	166,425,849	100.00%	166,527,876	100.00%

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

(2)
As on March 31, 2022, the APS Trust had owned approximately 83.11% of the equity of Dr. Reddy’s Holdings Limited, and thus may have been deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. For more details on the Scheme of Amalgamation for the merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited, refer to Note 33 of our consolidated financial statements.

(3)
Mr. G.V. Prasad and Mr. K. Satish Reddy are the trustees of the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by the APS Trust. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

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

The following shareholders held more than 5% of our equity shares as of:
	March 31, 2023		March 31, 2022		March 31, 2021
Name	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held
APS Trust (1)	34,345,308	20.62%	-	-	-	-
Life Insurance Corporation of India and Associates	16,307,344	9.79%	8,769,499	5.27%	1,110,352	0.67%
Dr. Reddy’s Holdings Limited (2)	-	-	41,325,300	24.83%	41,325,300	24.85%
(1)	Each of the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares.

(2)
Pursuant to the Scheme of Amalgamation and Arrangement approved by Hon’ble National Company Law Tribunal, Hyderabad Bench, vide Order dated April 5, 2022, Dr. Reddy’s Holdings Limited was merged with Dr. Reddy’s Laboratories Limited effective from April 8, 2022.

As of March 31, 2023, we had 166,527,876 outstanding equity shares. As of March 31, 2023, there were 239,005 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are listed on the New York Stock Exchange. Our ADSs are also listed on NSE IFSC Limited. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2023, 11.30% of our issued and outstanding equity shares were owned through ADSs, as evidenced by ADRs. On March 31, 2023 we had approximately 60 registered holders and
27,619
beneficial holders of record of our ADSs, as evidenced by ADRs, in the United States.

7.B.
Related party transactions

Refer to Note 29
(“Related parties”)
of our consolidated financial statements.

7.C.
Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:

•	R eport of Independent Registered Public Accounting Firm
•	Consolidated statements of financial position as of March 31, 2023 and 2022
•	Consolidated income statements for the years ended March 31, 2023, 2022 and 2021
•	Consolidated statements of comprehensive income for the years ended March 31, 2023, 2022 and 2021
•	Consolidated statements of changes in equity for the years ended March 31, 2023, 2022 and 2021
•	Consolidated statements of cash flows for the years ended March 31, 2023, 2022 and 2021
•	Notes to the consolidated financial statements

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements included herein are for our three most recent fiscal years.

Amount of Export Sales

For the year ended March 31, 2023, our export revenues (i.e., revenues from all geographies other than India) were Rs.195,380 million, and accounted for 79% of our total revenues.

Legal Proceedings

Refer to Note 32
(“Contingencies”)
of our consolidated financial statements.

Dividend Policy

In the years ended March 31, 2021, 2022 and 2023, we paid cash dividends of Rs.25 per equity share, Rs.25 per equity share and Rs.30 per equity share, respectively. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. At our Board of Directors’ meeting held on May 10, 2023, the Board of Directors proposed a dividend per share of Rs.40 for the year ended March 31, 2023 and aggregating to Rs.6,661 million, all of which is subject to the approval of our shareholders.

Holders of our ADSs are entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by our ADSs are paid to the depositary in Indian rupees and are converted by the depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

8.B.
Significant changes

Refer to Note 37
(“Subsequent events”)
of
our consolidated financial statements.

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

The authorized share capital clause of the
Memorandum and Articles of Association
was altered and revised to Rs.1,450,000,000 divided into 290,000,000 equity shares of Rs.5 each. This alteration has taken place automatically due to approval of the Scheme of Amalgamation and Arrangement by the Hon’ble National Company Law Tribunal, Hyderabad Bench on April 5, 2022 and effective from April 8, 2022. The new Memorandum and Articles of Association were furnished to the SEC on a Form 6-K on June 2, 2022.

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

10.C.
Material contracts
Business Transfer Agreement (“BTA”) with Wockhardt Limited (“Wockhardt”)

In February 2020, we entered into a BTA with Wockhardt to acquire select divisions of its branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives for a total consideration of Rs.18,500 million. The BTA was amended by three l
etter agreements dated April 28, 2020, June 9, 2020 and June 9, 2021.

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

The BTA and related amendments with Wockhardt have been attached as Exhibits 4.2.1 to 4.2.4 to our annual report on Form 20-F for the year ended March 31, 2021.

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

During the year ended March 31, 2023, other than the foregoing, and other contracts entered into in the ordinary course of business, there are no material contracts to which we or any of our direct and indirect subsidiaries is a party that must be performed in whole or in part at or after the date of this report on Form 20-F.

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
Outside India) Regulations, 2017. The Government of India superseded these regulations on October 17, 2019 through its notification of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019.

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

The Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 (the “NDI Rules”) has brought about a substantial change in the Schedule II to the NDI Rules, stating that effective as of April 1, 2020, the aggregate limit would be the sectoral cap applicable to such Indian company. An Indian company may, with the approval by resolution of its board of directors and by special resolution of its members: (i) decrease the aggregate limit before March 31, 2020 to a lower threshold of 24%, 49% or 74%, as it deems fit, or (ii) increase the aggregate limit to 49% or 74%, or the sectoral cap or statutory ceiling, as it deems fit. However, once the aggregate limit is increased, the limit cannot be reduced later.

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

If a FPI’s investments exceed the prescribed limits, the FPI will have the option to divest its excess holdings within 5 trading days, failing which the entire investment in the company will be considered a
Foreign Direct Investment (“
FDI”). If the investment falls under a category where FDI is prohibited, the aggregate FPI limit is capped at 24%.

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

As of March 31, 2023, FIIs and FPIs collectively held 27.36% of our equity shares and NRIs held 0.91% of our equity shares.

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
Therefore,
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

The Depository Receipts Scheme states that the aggregate of permissible securities which may be issued or transferred to foreign depositories for issue of depository receipts, along with permissible securities already held by persons resident outside
I
ndia, shall not exceed the limit on foreign holding of such permissible securities under the Foreign Exchange Management Act, 1999.

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

Consequently, section 10(34) and section 10(35) of the Income-tax Act, which provide exemption from taxation to shareholders/unit holders on dividend received from domestic company/mutual funds, became inoperative effective as of April 1, 2020. Also, section 115BBDA of the Income-tax Act, which provides for taxation of dividends received by specified assesse
in excess of Rs.1,000,000, became inoperative effective as of April 1, 2020.

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

This option may be exercised in the prescribed manner by an individual or HUF having business income on or before the due date specified under Section 139(1) for furnishing the return of income for the year ended March 31, 2020 or any subsequent year ending March 31 and such option, once exercised, shall apply to subsequent assessment years. In the case of an individual or HUF having no business income, this option may be exercised along with the income tax return required to be furnished under Section 139(1) every year.

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
are
subject to a Goods and Service Tax (“GST”) of 18%. The stockbroker is responsible for collecting the GST from the shareholder and paying it to the relevant authority.

Material
United States Federal
Income and Estate Tax Consequences

The following is
intended only as
a
descriptive
summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our equity shares or ADSs and is for general information only and does not purport to be a complete analysis or listing of all potential tax effects relevant to the ownership or disposition of our equity shares or ADSs
. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. “U.S. holders” are beneficial holders of our equity shares or ADSs who are (i) citizens or residents of the United States, (ii) corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or organized in the United States or under the laws of the United States or any state thereof or any political subdivision thereof or therein, (iii) estates, the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) trusts having a valid election to be treated as U.S. persons in effect under U.S. Treasury Regulations or for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who will hold our equity shares or ADSs as capital assets (generally, property held for investment). In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion
w
ith
r
espect to Taxes on Income (the “Treaty”). If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds our equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding our equity shares or ADSs should consult his, her or its own tax advisor regarding the tax treatment of an investment in our equity shares or ADSs.

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

Dividends
. Subject to the passive foreign investment company rules described below, except for our equity shares or ADSs, if any, distributed pro rata to all of our shareholders, including holders of our ADSs, the gross amount of any distributions of cash or property with respect to our equity shares or ADSs (before reduction for any Indian withholding taxes) will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders in respect of dividends received from United States corporations. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in our equity shares or ADSs, and thereafter as capital gain.

With respect to certain non-corporate U.S. holders, subject to certain limitations, including certain limitations based on taxable income and filing status, qualifying dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes and certain holding period requirements are met (including the requirement that the non-corporate U.S. holder holds the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date). A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, it’s
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

Qualifying dividends will generally be taxed at a maximum income tax rate of 15% except for U.S. individual holders with incomes exceeding $492,300 or, in the case of taxpayers filing joint tax returns (or as a qualifying widow or widower), with incomes exceeding $553,850 which will be subject to tax at the rate of 20% on such qualifying dividends. Further, qualifying dividends received by U.S. individual holders with incomes less than $44,626 or, in the case of taxpayers filing joint returns (or as a qualifying widow or widower), $89,251 will be subject to tax at the rate of 0% on such qualifying dividends. Each U.S. holder should consult his, her or its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation. Different amounts apply for estates and trusts.

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

Sale or exchange of our equity shares or ADSs
. Subject to the passive foreign investment company rules described below, a U.S. holder generally will recognize gain or loss on the sale or exchange of our equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in such equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such equity shares or ADSs, as the case may be, were held for more than one year (currently, for individuals and certain other non-corporate holders, long-term capital gains are taxed at a maximum rate of 20%, plus potential net investment income tax discussed below). Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. In the case of capital losses, a U.S. holder is eligible to claim a capital loss deduction subject to significant limitations. If a U.S. holder is unable to claim these losses on his, her or its U.S. Federal Tax Return, the U.S. holder may be eligible to carryover the amount of the unused capital loss to future years, subject to additional limitations provided under U.S. tax regulations. Capital gains realized by a U.S. holder upon the sale of our equity shares (but not ADSs) may be subject to certain tax in India. See “Taxation-Indian Taxation-Taxation of Capital Gains” set forth above in this Annual Report. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

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

Additional Tax on Investment Income
. U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds
(the lesser of the U.S holder’s net investment income or modified adjusted gross income, to that extent such amount in a taxable year exceeds $200,000.00 (a special rule applies to a married individual filing a separate return) or, in the case of taxpayers filing joint tax returns,
$250,000.00)
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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2023. Because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, dividends would not be eligible for the preferential tax treatment applicable to qualified dividends income but would instead be taxable at rates applicable to ordinary income.

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

Components of Market Risk

Foreign Exchange Risk

Our foreign exchange risk arises from our foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, Russian roubles, U.K. pounds sterling and Euros), foreign currency investments (primarily in U.S. dollars and
Euros) and
foreign currency borrowings (in Russian roubles, Ukrainian hryvnia, Mexican pesos and Brazilian reals). A significant portion of our revenues are in these foreign currencies, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, our revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, we use both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of our highly probable forecast transactions and recognized assets and liabilities. We do not use derivative financial instruments for trading or speculative purposes.

We had the following derivative financial instruments to hedge the foreign exchange rate risk as of March 31, 2023:

Category	Instrument	Currency (1)	Cross Currency (1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	GBP	INR	GBP 13	Sell
	Forward contract	RUB	INR	RUB 2,614	Sell
	Forward contract	U.S.$	INR	U.S.$ 456	Sell
	Forward contract	U.S.$	MXN	U.S.$ 10	Buy
	Forward contract	ZAR	INR	ZAR 84	Sell
	Forward contract	U.S.$	RON	U.S.$ 21	Buy
	Forward contract	U.S.$	AUD	U.S.$ 4	Buy
	Forward contract	EUR	U.S.$	EUR 65	Buy
	Forward contract	GBP	U.S.$	GBP 52	Buy
	Forward contract	U.S.$	CLP	U.S.$ 3	Buy
	Forward contract	U.S.$	COP	U.S.$ 9	Buy
	Forward contract	U.S.$	BRL	U.S.$ 2	Buy
	Forward contract	EUR	INR	EUR 1	Sell
	Forward contract	CAD	INR	CAD 2	Sell
	Option contract	U.S.$	INR	U.S.$ 45	Sell
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 4	Sell
	Forward contract	RUB	INR	RUB 3,380	Sell
	Forward contract	U.S.$	INR	U.S.$ 172	Sell
	Option contract	RUB	U.S.$	RUB 4,000	Sell
	Option contract	U.S.$	INR	U.S.$ 657	Sell
(1)
“AUD” means Australian dollars, “BRL” means Brazilian reals, “CAD” means Canadian dollars, “COP” means Colombian pesos, “CLP” means Chilean pesos, “EUR” means Euros, “GBP” means U.K. pounds sterling, “INR” means Indian rupees, “
MXN” means Mexican pesos, “RON” means Romanian new leus, “RUB” means Russian roubles, “U.S.$” means United States dollars and “ZAR” means South African rands.

In respect of our forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.5,902/(5,905) million increase/(decrease) in our hedging reserve and an approximately Rs.3,118/(3,118) million increase/(decrease) in our net profit from such contracts as of March 31, 2023

For a detailed analysis of our foreign exchange risk, please refer to Notes 30 and 31 in our consolidated financial statements.

Commodity Rate Risk

Our exposure to market risk with respect to commodity prices primarily arises from our purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products whose prices may fluctuate significantly over short periods of time. The prices of our raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in our active pharmaceutical ingredients business are generally more volatile. Costs of raw materials forms the largest portion of our cost of revenues. We evaluate and manage our commodity price risk exposure through our operating procedures and sourcing policies. As of March 31, 2023, we have not entered into any material derivative contracts to hedge our exposure to fluctuations in commodity prices.

Interest Rate Risk

As of March 31, 2023, Rs.648 million of loans carrying a floating interest rate of CDI+1.2% and Rs.2,414 million of loans carrying a floating interest rate of TIIE+1.15%.
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

Interest Rate Profile
.

The interest rate profile of our short-term borrowings from banks is as follows:

	As of March 31,
	2023		2022
	Currency (1)	Interest Rate (2)	Currency (1)	Interest Rate (2)
Other working capital borrowings	RUB	9.87% to 10.40%	RUB	8.88%
	MXN	TIIE + 1.15%	MXN	TIIE + 1.15%
	INR	9.15%	INR	4.00%
	BRL	CDI + 1.2%	BRL	CDI + 1.79%
	UAH	21.00%	UAH	13.00%
	-	-	U.S.$	1 Months LIBOR+ 80 bps
Pre-shipment credit	-	-	INR	3 Months T-bill – 5 bps
	-	-	INR	3 Months T-bill
	-	-	INR	3 Months T-bill + 25 bps
The interest rate profile of our long-term borrowings (other than obligations under leases) is as follows:

	As of March 31,
	2023		2022
	Currency (1)	Interest Rate	Currency (1)	Interest Rate
Non-convertible debentures	INR	6.77%	INR	6.77%
(1)	“ BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles, “U.S.$” means United States Dollars and “UAH” means Ukrainian hryvnia.
(2)
“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means India Treasury bill and “CDI” means Brazilian interbank deposit rate (Certificado de Depósito Interbancário).

Maturity profile
.
The aggregate maturities of interest-bearing long-term borrowings (other than obligations under leases), based on contractual maturities, as of March 31, 2023 are as follows:

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

For the year ended March 31, 2023, every 10% increase or decrease in the floating interest rate component (i.e., CDI and TIIE) applicable to our loans and borrowings would affect our net profit by Rs.37 million.

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

Fees paid by Depositary

Direct Payments

The Depositary has agreed to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with the program. In the year ended March 31, 2023, the Depositary reimbursed us for an amount of U.S.$791,634. The amounts the Depositary reimburses are not related to the fees collected by the Depositary from ADS holders. Under certain circumstances, including termination of our ADS program prior to May 11, 2023, we are required to repay to the Depositary amounts reimbursed in prior periods.

The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2023.
Category of expenses	Amount reimbursed during the year ended March 31, 2023
Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	U.S.$791,634
Listing fees	None
Investor relations	None
Advertising and public relations	None
Broker reimbursements	None

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2023, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2023 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2023.

The effectiveness of our internal control over financial reporting as of March 31, 2023 has been audited by Ernst & Young Associates LLP (“EY”), the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.
/s/Erez Israeli	/s/Parag Agarwal
Chief Executive Officer	Chief Financial Officer

(c)	Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dr. Reddy’s Laboratories Limited

Opinion on Internal Control Over Financial Reporting

We have audited Dr. Reddy’s Laboratories Limited and subsidiaries’ internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the
“
COSO criteria
”
). In our opinion, Dr. Reddy’s Laboratories Limited and subsidiaries’ (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of March 31, 2023 and 2022, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes and our report dated
June 13, 2023
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
June 13
, 2023

(d)	Changes in internal control over financial reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20
-
F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As part of ongoing improvement in our control environment, changes have been made to the design of controls which have been documented and tested for effectiveness.

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

ITEM 16.B. CODE OF ETHICS

We have a Code of
Business Conduct and Ethics (the “COBE”), which applies to all Directors and employees of our company and its subsidiaries and affiliates. The COBE is available on our corporate website at
https://www.drreddys.com/investors/governance/code-of-business-conduct-and-ethics-obe/#governance#code-of-business-conduct-and-ethics
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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Associates LLP served as our independent registered public accounting firm for the years ended March 31, 2023 and 2022 for which audited statements appear in this Annual Report.

The following table sets forth the aggregate fees paid to Ernst & Young Associates LLP and the various member firms of Ernst & Young Associates LLP in the years ended March 31, 2023 and 2022.
	For the year ended March 31,
Type of Service	2023	2022	Description of Services
(Rs. in millions)
Audit fees	Rs. 120.2	Rs. 80.3	Audit and review of financial statements
Audit related fees	1.6	1.7	Statutory certifications and other matters
Tax fees	18.3	16.9	Tax and transfer pricing related services
Total	Rs. 140.1	Rs. 98.9
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

Tabulated below are the details of the equity shares acquired under such plan during the year ended March 31, 2023.
Period	Total Number of Equity Shares Purchased	Average Price Paid per Equity Share (Rs.)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum number of Equity Shares that may yet be purchased under the Plans or Programs
April 1, 2022 to March 31, 2023	0	0	661,601	(1)(2)	1,838,399
(1)
The ESOS Trust has purchased an aggregate of 661,601 equity shares as of March 31, 2023. Out of these, an aggregate of 49,295 equity shares was transferred to employees (including 24,100 shares transferred during the year ended March 31, 2023) pursuant to exercises of stock options (cash and cashless exercises) granted under the Dr. Reddy’s Employees Stock Option Scheme, 2018. The ESOS Trust sold an aggregate of 25,195 equity shares on the market during the year ended March 31, 2023 in connection with cashless exercises.

(2)
During the year ended March 31, 2023, an aggregate of 48,032 equity shares representing unappropriated inventory of shares that are not backed by grants, acquired through secondary market acquisitions were sold for an aggregate consideration of Rs. 211 million in the secondary market pursuant to requirements under Chapter II Regulation 3(12) of the SEBI (share based employee benefits and sweat equity) Regulations, 2021.

Refer to Note 28
(“Share-based payments”)
of these financial statements for further details on the Dr. Reddy’s Employees Stock Option Scheme, 2018.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c), which are as follows:

(i)	establish an independent audit committee that has specified responsibilities;
(ii)	provide prompt certification by its chief executive officer of any non-compliance with any corporate governance rules;
(iii)	provide periodic written affirmations to the NYSE with respect to its corporate governance practices; and
(iv)	provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.

The following table compares our principal corporate governance practices to those required of U.S. NYSE listed companies.
Standard for U.S. NYSE Listed Companies	Our practice
Listed companies must have a majority of “independent directors,” as defined by the NYSE.	We comply with this standard. Seven of our nine directors are “independent directors,” as defined by the NYSE as on March 31, 2023.
The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	We comply with this standard. Our non-management directors meet periodically without management directors in scheduled executive sessions.
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

We have an Audit Committee composed of five members, all being independent directors as on March 31, 2023. The committee has a written charter that meets these requirements. We have evaluated the performance of our Audit Committee.

Each listed company must have an internal audit function.	We have an internal audit function.
Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We comply with this standard. Our Employee Stock Option Plans were approved by our shareholders.

Standard for U.S. NYSE Listed Companies	Our practice
Listed companies must adopt and disclose corporate governance guidelines.
We have not adopted corporate governance guidelines. But we adhere to the applicable corporate governance requirements under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Indian Companies Act, 2013.

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

This is not applicable to us. But we adhere to the applicable corporate governance requirements under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Indian Companies Act, 2013.

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

We filed our most recent annual written affirmation, in the form specified by the NYSE, on July 23, 2022.

We filed the requisite interim written affirmation consequent to the appointment of Mr. Arun M. Kumar as a member of our audit committee in the form specified by the NYSE, on August 5, 2022.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditor’s report for the year ended March 31, 2023 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:
• Report of Independent Registered Public Accounting Firm (PCAOB ID: 1712)	119

• Consolidated statements of financial position as of March 31, 2023 and 2022	121

• Consolidated income statements for the years ended March 31, 2023, 2022 and 2021	122

• Consolidated statements of comprehensive income for the years ended March 31, 2023, 2022 and 2021	123

• Consolidated statements of changes in equity for the years ended March 31, 2023, 2022 and 2021	124

• Consolidated statements of cash flows for the years ended March 31, 2023, 2022 and 2021	126

• Notes to the consolidated financial statements	127

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dr. Reddy’s Laboratories Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Dr. Reddy’s Laboratories Limited (and subsidiaries) (the Company) as of March 31, 2023 and 2022, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company
’
s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated
June 1
3
, 2023, expressed an unqualified opinion thereon.

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

How we addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls related to the completeness, valuation, presentation and disclosure of legal contingencies. This included testing controls related to the Company's process for identification, recognition, measurement and disclosure of contingencies, including litigations.

To test the Company's contingencies, our substantive audit procedures included, among others, testing the completeness of the contingencies subject to evaluation by the Company through review of minutes of board meetings and evaluation of legal expenses. We also evaluated the Company's analysis of its assessment of the probability of outcome for each material contingency through inspection of responses to inquiry letters sent to both internal and external legal counsel, discussions with internal and external legal counsel to confirm our understanding of the allegations and potential outcomes and obtaining written representations from executives of the Company. We also evaluated the adequacy of Company’s disclosures in relation to these matters.

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

To test management’s estimated sales deductions, our audit procedures included, among others, evaluating the methodology used and the underlying data used by the Company. For example, we tested management’s estimates over the determination of sales deductions accruals by comparing the rates used in management’s estimate to rates in the underlying contracts and historical sales deductions data. We compared the assumptions to contracted prices, historical rebates, discounts, allowances and returns, and where relevant to current payment trends. We also considered the historical accuracy of management’s estimates in prior years, and to assess the estimated amounts, we evaluated trends in actual sales and discount accrual balances. We also tested the underlying data used in management's calculations for accuracy and completeness, which included inspection of source data supporting the inventory levels, rebate claims paid subsequent to period end, and volume discounts settled during the period. We also evaluated the adequacy of Company’s disclosures in relation to these matters.

/s/ Ernst & Young Associates LLP

We have served as the Company’s auditor since 2018.

Hyderabad, India
June 1
3
, 2023

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2023		March 31, 2023		March 31, 2022
		Unaudited convenience translation into U.S.$ (See Note 2(c))
ASSETS
Current assets
Cash and cash equivalents	7	U.S.$	70	Rs.	5,779	Rs.	14,852
Other investments	8		682		56,018		29,513
Trade and other receivables	9		882		72,485		66,764
Inventories	10		592		48,670		50,884
Derivative financial instruments	31		15		1,232		1,906
Tax assets			33		2,687		4,035
Other current assets	11		244		20,069		13,902
Total current assets		U.S.$	2,518	Rs.	206,940	Rs.	181,856
Non-current assets
Property, plant and equipment	12	U.S.$	809	Rs.	66,462	Rs.	62,169
Goodwill	13		52		4,245		4,418
Other intangible assets	14		375		30,849		27,246
Trade and other receivables	9		-		-		54
Investment in equity accounted investees	15		57		4,702		4,318
Other investments	8		8		660		3,668
Deferred tax assets	25		88		7,196		8,204
Other non-current assets	11		10		800		894
Total non-current assets		U.S.$	1,398	Rs.	114,914	Rs.	110,971
Total assets		U.S.$	3,916	Rs.	321,854	Rs.	292,827
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	16	U.S.$	322	Rs.	26,444	Rs.	25,572
Short-term borrowings	17		90		7,390		27,082
Long-term borrowings, current portion	17		58		4,804		1,017
Provisions	18		66		5,454		4,258
Tax liabilities			26		2,144		1,615
Derivative financial instruments	31		2		137		479
Other current liabilities	19		480		39,472		33,992
Total current liabilities		U.S.$	1,044	Rs.	85,845	Rs.	94,015
Non-current liabilities
Long-term borrowings	17	U.S.$	16	Rs.	1,278	Rs.	5,746
Deferred tax liabilities	25		10		833		60
Provisions	18		1		59		57
Other non-current liabilities	19		35		2,848		2,422
Total non-current liabilities		U.S.$	61	Rs.	5,018	Rs.	8,285
Total liabilities		U.S.$	1,106	Rs.	90,863	Rs.	102,300
Equity
Share capital	20	U.S.$	10	Rs.	833	Rs.	832
Treasury shares			(15)		(1,269)		(1,601)
Share premium			118		9,688		9,280
Share-based payment reserve			20		1,652		1,628
Capital redemption reserve			2		173		173
Debenture redemption reserve			5		380		304
Special economic zone re-investment reserve			11		886		755
Retained earnings			2,623		215,593		175,712
Other components of equity			37		3,055		3,444
Total equity		U.S.$	2,810	Rs.	230,991	Rs.	190,527
Total liabilities and equity		U.S.$	3,916	Rs.	321,854	Rs.	292,827

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(in millions, except share and per share data)

		For the Years Ended March 31,
Particulars	Note	2023		2023		2022		2021
		Unaudited convenience translation into U.S.$ (See Note 2(c))
Revenues	22	U.S.$	2,992	Rs.	245,879	Rs.	214,391	Rs.	189,722
Cost of revenues			1,296		106,536		100,551		86,645
Gross profit			1,695		139,343		113,840		103,077
Selling, general and administrative expenses			828		68,026		62,081		54,650
Research and development expenses			236		19,381		17,482		16,541
Impairment of non-current assets			9		699		7,562		8,588
Other income, net	23		(72)		(5,907)		(2,761)		(982)
Total operating expenses			1,000		82,199		84,364		78,797
Results from operating activities (A)			695		57,144		29,476		24,280
Finance income			52		4,281		3,077		2,623
Finance expense			(17)		(1,428)		(958)		(970)
Finance income, net (B)	24		35		2,853		2,119		1,653
Share of profit of equity accounted investees, net of tax (C)	15		5		370		703		480
Profit before tax [(A)+(B)+(C)]			734		60,367		32,298		26,413
Tax expense, net	25		186		15,300		8,730		9,175
Profit for the year		U.S.$	548	Rs.	45,067	Rs.	23,568	Rs.	17,238
Earnings per share:	21
Basic earnings per share of Rs.5/- each		U.S.$	3.30	Rs.	271.43	Rs.	142.08	Rs.	103.94
Diluted earnings per share of Rs.5/- each		U.S.$	3.30	Rs.	270.85	Rs.	141.69	Rs.	103.65

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions, except share and per share data)

	For the Years Ended March 31,
Particulars	2023		2023		2022		2021
	Unaudited convenience translation into U.S.$ (See Note 2(c))
Profit for the year	U.S.$	548	Rs.	45,067	Rs.	23,568	Rs.	17,238
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(9)	Rs.	(718)	Rs.	(3,534)	Rs.	4,242
Actuarial (losses)/gains on post-employment benefit obligations		1		57		(34)		(216)
Tax impact on above items		(1)		(69)		305		(220)
Total of items that will not be reclassified to the consolidated income statement	U.S.$	(9)	Rs.	(730)	Rs.	(3,263)	Rs.	3,806
Items that will be reclassified subsequently to the consolidated income statement:
Changes in fair value of financial instruments	U.S.$	(0)	Rs.	(6)	Rs.	-	Rs.	7
Foreign currency translation adjustments		12		946		(214)		706
Effective portion of changes in fair value of cash flow hedges		(11)		(905)		882		1,123
Tax impact on above items		4		306		(288)		(319)
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	4	Rs.	341	Rs.	380	Rs.	1,517
Other comprehensive (loss)/income for the year, net of tax	U.S.$	(5)	Rs.	(389)	Rs.	(2,883)	Rs.	5,323
Total comprehensive income for the year	U.S.$	544	Rs.	44,678	Rs.	20,685	Rs.	22,561

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions, except share and per share data)

Particulars	Share capital (5)		Share premium (5)		Treasury Shares (5)		Share- based payment reserve		Fair value reserve (1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve (2)		Debenture redemption reserve (3)		Actuarial gains/ (losses)		Retained earnings		Total
Balance as of April 1, 2022 (A)	Rs.	832	Rs.	9,280	Rs.	(1,601)	Rs.	1,628	Rs.	(1,701)	Rs.	4,835	Rs.	835	Rs.	173	Rs.	755	Rs.	304	Rs.	(525)	Rs.	175,712	Rs.	190,527
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	45,067	Rs.	45,067
Net change in fair value of equity and debt instruments		-		-		-		-		(724)		-		-		-		-		-		-		-		(724)
Foreign currency translation adjustments, net of tax expense of Rs.48		-		-		-		-		-		898		-		-		-		-		-		-		898
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.354		-		-		-		-		-		-		(551)		-		-		-		-		-		(551)
Actuarial loss on post-employment benefit obligations, net of tax expense of Rs.69		-		-		-		-		-		-		-		-		-		-		(12)		-		(12)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(724)	Rs.	898	Rs.	(551)	Rs.	-	Rs.	-	Rs.	-	Rs.	(12)	Rs.	45,067	Rs.	44,678
Issue of equity shares on exercise of options		1		361		168		(373)		-		-		-		-		-		-		-		-		157
Share-based payment expense		-		-		-		397		-		-		-		-		-		-		-		-		397
Sale of treasury shares		-		47		164		-		-		-		-		-		-		-		-		-		211
Dividend paid		-		-		-		-		-		-		-		-		-		-		-		(4,979)		(4,979)
Total transactions with owners of the Company (C)	Rs.	1	Rs.	408	Rs.	332	Rs.	24	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,979)	Rs.	(4,214)
Transfer to special economic zone re-investment reserve		-		-		-		-		-		-		-		-		752		-		-		(752)		-
Transfer from special economic zone re-investment reserve on utilization		-		-		-		-		-		-		-		-		(621)		-		-		621		-
Transfer to debenture redemption reserve		-		-		-		-		-		-		-		-		-		76		-		(76)		-
Total (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	131	Rs.	76	Rs.	-	Rs.	(207)	Rs.	-
Balance as of March 31, 2023 [(A)+(B)+(C)+(D)]	Rs.	833	Rs.	9,688	Rs.	(1,269)	Rs.	1,652	Rs.	(2,425)	Rs.	5,733	Rs.	284	Rs.	173	Rs.	886	Rs.	380	Rs.	(537)	Rs.	215,593	Rs.	230,991
Convenience translation into U.S.$ (See note 2(c))	U.S. $	10	U.S. $	118	U.S. $	(15)	U .S. $	20	U.S. $	(30)	U.S. $	70	U.S. $	3	U.S. $	2	U.S. $	11	U.S. $	5	U.S. $	(7)	U.S. $	2,623	U.S. $	2,810

Balance as of April 1, 2021 (A)	Rs.	832	Rs.	8,887	Rs.	(1,967)	Rs.	1,461	Rs.	1,540	Rs.	5,049	Rs.	241	Rs.	173	Rs.	1,326	Rs.	-	Rs.	(503)	Rs.	156,023	Rs.	173,062
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	23,568	Rs.	23,568
Net change in fair value of equity instruments, net of tax benefit of Rs.293		-		-		-		-		(3,241)		-		-		-		-		-		-		-		(3,241)
Foreign currency translation adjustments		-		-		-		-		-		(214)		-		-		-		-		-		-		(214)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.288		-		-		-		-		-		-		594		-		-		-		-		-		594
Actuarial loss on post-employment benefit obligations, net of tax benefit of Rs.12		-		-		-		-		-		-		-		-		-		-		(22)		-		(22)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,241)	Rs.	(214)	Rs.	594	Rs.	-	Rs.	-	Rs.	-	Rs.	(22)	Rs.	23,568	Rs.	20,685
Issue of equity shares on exercise of options	Rs.	- *	Rs.	393	Rs.	366	Rs.	(425)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	334
Share-based payment expense		-		-		-		592		-		-		-		-		-		-		-		-		592
Dividend paid		-		-		-		-		-		-		-		-		-		-		-		(4,146)		(4,146)
Total transactions with owners of the Company (C)	Rs.	- *	Rs.	393	Rs.	366	Rs.	167	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,146)	Rs.	(3,220)
Transfer from special economic zone re-investment reserve on utilization	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(571)	Rs.	-	Rs.	-	Rs.	571	Rs.	-
Transfer to debenture redemption reserve		-		-		-		-		-		-		-		-		-		304		-		(304)		-
Total (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(571)	Rs.	304	Rs.	-	Rs.	267	Rs.	-
Balance as of March 31, 2022 [(A)+(B)+(C)+(D)]	Rs.	832	Rs.	9,280	Rs.	(1,601)	Rs.	1,628	Rs.	(1,701)	Rs.	4,835	Rs.	835	Rs.	173	Rs.	755	Rs.	304	Rs.	(525)	Rs.	175,712	Rs.	190,527
* Rounded to the nearest million	[Continued on next page]

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

(4)	Represents gain on disposal of financial instruments classified as FVTOCI instruments re-classified to retained earnings.

(5)	Refer to Note 33 (“Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited”) of these consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except share and per share data)

	For the Years Ended March 31,
	2023		2023		2022		2021
Particulars	Unaudited convenience translation into U.S.$ (See Note 2(c))
Cash flows from operating activities:
Profit for the year	U.S.$	548	Rs.	45,067	Rs.	23,568	Rs.	17,238
Adjustments for:
Tax expense, net		186		15,300		8,730		9,175
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net		(11)		(876)		(277)		(557)
Depreciation and amortization		154		12,636		11,824		12,796
Impairment of non-current assets		9		699		7,562		8,588
Allowance for credit losses (on trade receivables and other advances)		2		205		55		230
Loss/(gain) on sale or de-recognition of non-current assets, net		3		208		(1,119)		42
Share of profit of equity accounted investees, net of tax		(5)		(370)		(703)		(480)
Foreign exchange (gain)/loss, net		(11)		(939)		(766)		1,856
Interest (income)/expense, net		3		248		(7)		144
Inventories write-down		59		4,869		4,584		2,521
Equity settled share-based payment expense		5		397		592		584
Dividend income		-		-*		-		-*
Changes in operating assets and liabilities:
Trade and other receivables		(70)		(5,752)		(17,012)		2,081
Inventories		(32)		(2,654)		(9,912)		(12,402)
Trade and other payables		0		23		4,412		2,861
Other assets and other liabilities, net		6		528		4,014		(3,258)
Cash generated from operations		847		69,589		35,545		41,419
Income tax paid, net		(130)		(10,714)		(7,437)		(5,716)
Net cash from operating activities	U.S.$	716	Rs.	58,875	Rs.	28,108	Rs.	35,703
Cash flows used in investing activities:
Expenditures on property, plant and equipment	U.S.$	(138)	Rs.	(11,323)	Rs.	(14,660)	Rs.	(9,741)
Proceeds from sale of property, plant and equipment		1		82		370		85
Expenditures on other intangible assets		(92)		(7,543)		(4,389)		(2,820)
Proceeds from sale of other intangible assets		-		-		2,946		-
Payment for acquisition of business (Refer to Note 6 for details)		-		-		(326)		(15,514)
Purchase of other investments		(1,657)		(136,171)		(88,972)		(75,418)
Proceeds from sale of other investments		1,372		112,805		77,771		79,528
Interest and dividend received		9		777		873		1,220
Net cash used in investing activities	U.S.$	(503)	Rs.	(41,373)	Rs.	(26,387)	Rs.	(22,660)
Cash flows used in financing activities:
Proceeds from issuance of equity shares (including treasury shares)	U.S.$	2	Rs.	157	Rs.	334	Rs.	269
Proceeds from sale/( p urchase) of treasury shares		3		211		-		(1,193)
(Repayment of)/proceeds from short-term borrowings, net (Refer to Note 17 for details)		(236)		(19,382)		3,520		6,791
Proceeds from long-term borrowings (Refer to Note 17 for details)		-		-		-		3,800
Repayment of long-term borrowings (Refer to Note 17 for details)		-		-		-		(3,743)
Payment of principal portion of lease liabilities (Refer to Note 17 for details)		(12)		(1,015)		(785)		(754)
Dividend paid		(61)		(4,979)		(4,146)		(4,147)
Interest paid		(23)		(1,853)		(1,345)		(1,321)
Net cash used in financing activities	U.S.$	(327)	Rs.	(26,861)	Rs.	(2,422)	Rs.	(298)
Net (decrease)/increase in cash and cash equivalents		(114)		(9,359)		(701)		12,745
Effect of exchange rate changes on cash and cash equivalents		3		286		733		113
Cash and cash equivalents at the beginning of the year		181		14,852		14,820		1,962
Cash and cash equivalents at the end of the year (Refer to Note 7 for details)	U.S.$	70	Rs.	5,779	Rs.	14,852	Rs.	14,820

* Rounded to the nearest million.
**Fair value through profit and loss

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

1.

Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients (“APIs”), generics, branded generics, biosimilars, over the counter (“OTC”) products and pharmaceutical services.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico and Mirfield in the United Kingdom; and its principal markets are in India, Russia, the United States, and Germany. The Company’s shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2.

Basis of preparation of financial statements

a.

Statement of compliance

These consolidated financial statements as of and for the year ended March 31, 2023 comply in all material aspects with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared by the Company as a going concern on the basis of relevant IFRS that are effective or elected for early adoption at the Company’s annual reporting date, March 31, 2023. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on June
1
3
, 2023.

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

c.

Convenience translation (unaudited)

These consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these consolidated financial statements as of and for the year ended March 31, 2023 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.82.19, as published by the Federal Reserve Board of Governors on March 31, 2023. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to audit by the Company’s Independent Registered Public Accounting Firm.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2. Basis of preparation of financial statements (continued)

d. Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Notes 3(a) and 15 — Evaluation of joint arrangements;
•	Note 3(b) — Assessment of functional currency;
•	Notes 3(c), 30 and 31 — Financial instruments;
•	Notes 3(d) and 6 — Business combinations;
•	Notes 3(e) and (f) — Useful lives of property, plant and equipment and intangible assets;
•	Notes 3(g) – Determination of cost for right-of-use assets and lease term;
•	Notes 3(h) and 10— Valuation of inventories;
•	Notes 3(i), 12, 13 and 14— Measurement of recoverable amounts of cash-generating units;
•	Notes 3 (j) and 27 — Assets and obligations relating to employee benefits;
•	Notes 3 (k) and 28— Share-based payments;
•	Note 3(l) and 18 — Provisions and other accruals;
•	Note 3(m) — Measurement of transaction price in a revenue transaction (sales returns, rebates and chargeback provisions);
•	Note 3(p) and 25 — Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
•	Note 32 — Contingencies.

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

Liabilities:

A liability is classified as current when it satisfies any of the followi ng
criteria:

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

Current assets and liabilities include the current portion of non-current assets and liabilities respectively. All other assets and liabilities are classified as non-current. Deferred tax assets and liabilities are always classified as non-current.  The operating cycle is the time between the acquisition of assets for processing and their realization in cash and cash equivalents. The Company has identified twelve months as its operating cycle.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.

Significant accounting policies

New Standards adopted by the Company

Narrow-scope amendments to certain Standards

In May 2020, the IASB issued the following amendments:

•
Amendments to IFRS 3, “Business Combinations”
which update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

•
Amendments to IAS 16, “Property, Plant and Equipment”
which prohibit a company from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for its intended use. Instead, a company recognizes such sales proceeds and related costs in income statements.

•	Amendments to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” which specify which costs a company needs to include when assessing whether a contract is onerous or loss-making.

These amendments are effective for annual reporting periods beginning on or after January 1, 2022 and these had no material impact on the consolidated financial statements.

Standards issued but not effective

Amendments to IAS 1, “
Presentation of Financial Statements
” regarding classification of liabilities as current or non-current

On January 23, 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, “
Presentation of Financial Statements”,
to specify the requirements for classifying liabilities as current or non-current. The amendments clarify what is meant by a right to defer settlement; that a right to defer must exist at the end of the reporting period; that the classification is unaffected by the likelihood that an entity will exercise its deferral right; and that only if the conversion option itself is classified as an equity instrument would settlement by way of own equity instruments be disregarded when determining whether the liability is current or non-current. In July 2021, the IASB decided to defer the effective date of these amendments to no earlier than January 1, 2024.

Amendments to IAS 1 and IFRS Practice Statement, “
Presentation of Financial Statements
”

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2, “
Making Materiality Judgments”
, in which it provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The proposed amendments are effective for annual periods beginning on or after January 1, 2023.

Amendments to IAS 1, “
Presentation of Financial Statements
” regarding classification of non-current liabilities with covenants

On October 31, 2022, the IASB issued amendments to IAS 1 to clarify the requirements for classifying non-current liabilities with covenants. The amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require the Company to disclose information about these covenants in the consolidated financial statements. The proposed amendments are effective for reporting periods beginning on or after January 1, 2024. Earlier application is permitted.

Amendments to IAS 12, “
Income Taxes
” regarding assets and liabilities arising from a
s
ingle
t
ransaction

In May 2021, the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases, for the lessee and decommissioning obligations.

Paragraphs 15 and 24 of IAS 12 were also amended to include an additional condition where the initial recognition exemption is not applied. According to the amended guidance, a temporary difference that arises on initial recognition of an asset or liability is not subject to the initial recognition exemption if that transaction gave rise to equal taxable and deductible temporary differences.

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

IFRS 17, “
Insurance Contracts
”

In May 2017, the IASB issued IFRS 17,
“Insurance Contracts”
, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. This standard is effective for annual periods beginning on or after January 1, 2023.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.

Significant accounting policies (continued)

Standards issued but not effective (continued)

Amendments to IFRS 16
“Lease
s”

In September 2022, the IASB issued Amendments to IFRS 16,
“Leases”
, adding requirements on explaining the subsequent measurement of sale and leaseback transaction. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction. These amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted.

Amendments to IAS 12
“Income Taxes”

In May 2023, the IASB issued “International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)”, which amended IAS 12, “
Income Taxes
” to include affects arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”). The amendments give companies temporary relief from accounting for tax impacts arising from the OECD international tax reform. The amendments introduced:

i .	a temporary exception to the requirements to recognize and disclose information about tax impacts related to Pillar Two model rules; and
ii .	targeted disclosure requirements for affected entities.

Companies can benefit from the temporary exception immediately but are required to provide the disclosures for annual reporting periods beginning on or after January
1,
2023.

The Company believes that the potential impact of the amendments to IAS 12 Pillar Two Model Rules will depend on the adoption of Pillar Two models by the respective countries and any amendments made to their respective tax laws.

The
r
est of the aforesaid amendments are not expected to have a material impact on the consolidated financial statements.

Summary of significant accounting policies

a. Basis of consolidation

Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at March 31, 2023.  Subsidiaries are all entities (including special purpose entities) that are controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases.

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

Consolidation procedure

For the purpose of preparing these consolidated financial statements, intra-group transactions are consolidated using the following procedures:

a.

Combine like items of assets, liabilities, equity, income, expenses and cash flows of the parent c ompany
with those of its subsidiaries. For this purpose, income and expenses of the subsidiary are based on the amounts of the assets and liabilities recognized in the consolidated financial statements at the acquisition date.

b.

Offset (eliminate) the carrying amount of the parent
 company
’s investment in each subsidiary and the parent
 company
’s portion of equity of each subsidiary.

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

Loss of Control

At the time of loss of control, the Company

•	derecognizes the assets (including goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost ;
•	derecognizes the carrying amount of any non-controlling interests ;
•	derecognizes the cumulative translation differences recorded in equity ;
•	recognizes the fair value of the consideration received ;
•	recognizes the fair value of any investment retained ;
•	recognizes any surplus or deficit in income statement ; and
•
reclassifies the parent
 company
’s share of components previously recognized in OCI to income statement or transferred directly to retained earnings, if required by other IFRSs as would be required if the Company had directly disposed of the related assets or liabilities

b. Foreign currency

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
131

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3. Significant accounting policies (continued)

b. Foreign currency (continued)

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

I
n case of foreign operations whose functional currency is different from the parent company’s functional currency, the assets and liabilities of such foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to the reporting currency at exchange rates at the reporting date. The income and expenses of such foreign operations are translated to the reporting currency at the monthly average exchange rates prevailing during the year. Resulting foreign currency differences are recognized in OCI and presented within equity as part of FCTR. When a foreign operation is disposed of, in part or in full, such that control, significant influence or joint control is lost, the relevant amount in the FCTR is reclassified to the consolidated income statement.

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

Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on de-recognition is recognized directly in the consolidated income statement and presented in “other income, net”. The losses arising from impairment are recognized in the consolidated income statement. This category generally applies to trade and other receivables.

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

Subsequent measurement
The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financ ial
liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

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

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Mexican pesos, Ukrainian hryvnias and Brazilian reals.

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

d. Business combinations and goodwill (continued)

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

e. Property, plant and equipme
nt

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

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Capital work in progress is stated at cost, net of accumulated impairment loss, if any.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within “Other income, net” in the consolidated income statement.

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
137

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

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under capital work-in-progress. Assets not ready for use are not depreciated but are tested for impairmen
t
.

f. Goodwill and other intangible assets
Recognition and measurement
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
As of March 31, 2023, none of the development expenditure amounts has met the aforesaid recognition criteria for cap
italization.

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

Subsequent expenditures
Other intangible assets
Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, is recognized in the consolidated income statement as incurred.

IPR&D assets
Subsequent expenditure
s
 on an IPR&D project acquired separately or in a business combination are
:
•

recognized as an expense when incurred, if it is a research expenditure;
•

recognized as an expense when incurred, if it is a development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of IAS 38;
or
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

The estimated useful lives are as follows:
Product related intangibles	3 – 25 years
Other intangibles	3 - 15 years
The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at each reporting date. Changes in the expected useful lives or expected pattern of consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate and are treated as change in accounting estimate.

Goodwill, intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognized immediately in the consolidated income statement under “Impairment of non-current assets”
.

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

g. Leases

The Company assesses at contract inception whether a
c
ontract is or contains a lease, which applies if the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset at the commencement date of the lease - i.e., the date the underlying asset is available for use. Assets and liabilities arising from a lease are initially measured on a present value basis.

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
or
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

Other long-term employee benefits

The Company’s net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value. Re
-
measurements are recognized in the consolidated income statement in the period in which they arise.

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

In arriving at the transaction price, the Company considers the terms of the contract with the customers and its customary business practices. The transaction price is the amount of consideration the Company is entitled to receive in exchange for transferring promised goods or services, excluding amounts collected on behalf of third parties. The amount of consideration varies because of estimated rebates, returns and chargebacks, which are considered to be key estimates. Any amount of variable consideration is recognized as revenue only to the extent that it is highly probable that a significant reversal will not occur. The Company estimates the amount of variable consideration using the expected value method
.

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

Out licensing arrangements, milestone payments and royalties

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment received on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. In cases where the transaction has two or more performance obligations, the Company accounts for the completed obligation (for example the transfer of title) as a separate unit of accounting and record revenue upon delivery of that component, provided that the Company can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognized over the balance period in which the Company has pending performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognized as revenues on achievement of such milestones, or over the performance period depending on the terms of the contract. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Royalty income earned through a license is recognized when the underlying sales have occurre
d.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3. Significant accounting policies (continued)

m. Revenue (continue
d
)

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3. Significant accounting policies (continued)

o. Finance income and expense (continued)

Foreign cu
rre
ncy gains and losses are reported on a net basis within finance income and expense. These primarily include: exchange differences arising on the settlement or translation of monetary items; changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied; and the ineffective portion of cash flow hedges.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

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

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•
When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

Accruals for uncertain tax
po
sitions require management to make judgments of potential exposures. Accruals for uncertain tax positions are measured using either the most likely amount or the expected value amount, depending on which method the entity expects to better predict the resolution of the uncertainty. Tax benefits are not recognized unless the tax positions will probably be accepted by the tax authorities. This is based upon management’s interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable amounts.

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

(iv)Investment in equity and debt securities and units of mutual funds

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

5.
Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment.  The Co-Chairman and Managing Director was previously the CODM of the Company. Pursuant to certain organizational changes, effective December 1, 2020, the office of Chief Executive Officer (“CEO”) assumed the authority and responsibility for making decisions about resources to be allocated to various segments and assessing their performance. Consequently, the CEO is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Other s. *
As discussed below, Proprietary Products ceased to be a reportable operating segment effective April 1, 2022.

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

Pharmaceutical Services and Active Ingredients
. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serves its customers with incremental value added products, including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company’s pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

Others.*
This segment consists of the Company’s other business operations which includes its wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and SVAAS Wellness Limited (“SVAAS”), and the Company’s Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

*
As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company believes that the

Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective April 1, 2022, the Company included the financial information relating to its former

Proprietary Products segment in “Others”. The corresponding information relating to the Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

5. Segment reporting (continued)
The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Segment information:	For the Year Ended March 31,
Reportable segments	Global Generics						PSAI						Others (2)						Total
	2023		2022		2021		2023		2022		2021		2023		2022		2021		2023		2022		2021
Revenues (1)	Rs.	213,768	Rs.	179,170	Rs.	154,404	Rs.	29,069	Rs.	30,740	Rs.	31,982	Rs.	3,042	Rs.	4,481	Rs.	3,336	Rs.	245,879	Rs.	214,391	Rs.	189,722
Gross profit	Rs.	132,719	Rs.	103,270	Rs.	91,111	Rs.	4,715	Rs.	6,821	Rs.	9,426	Rs.	1,909	Rs.	3,749	Rs.	2,540	Rs.	139,343	Rs.	113,840	Rs.	103,077
Selling, general and administrative expenses																				68,026		62,081		54,650
Research and development expenses																				19,381		17,482		16,541
Impairment of non-current assets																				699		7,562		8,588
Other income, net																				(5,907)		(2,761)		(982)
Results from operating activities																			Rs.	57,144	Rs.	29,476	Rs.	24,280
Finance income, net																				2,853		2,119		1,653
Share of profit of equity accounted investees, net of tax																				370		703		480
Profit before tax																			Rs.	60,367	Rs.	32,298	Rs.	26,413
Tax expense, net																				15,300		8,730		9,175
Profit for the year																			Rs.	45,067	Rs.	23,568	Rs.	17,238

(1)
Revenues for the year ended March 31, 2023 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.7,577 (as compared to Rs.6,255 and Rs.6,905 for the years ended March 31, 2022 and 2021, respectively)

and from the PSAI segment to the Others segment which amount to Rs.128 (as compared to Rs.0 and Rs.0 for the years ended March 31, 2022 and 2021, respectively).

(2)
As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective April 1, 2022, the Company included the financial information relating to the Proprietary Products segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

5. Segment reporting (continued)

Revenues within the Global Generics segment:

Revenues by therapeutic areas in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2023		2022		2021
Oncology	Rs.	48,671	Rs.	17,051	Rs.	16,842
Nervous System		27,888		26,159		29,040
Pain Management		23,585		18,437		15,531
Gastrointestinal		23,439		23,386		21,132
Respiratory		17,074		15,085		11,089
Anti-Infective		17,066		22,526		12,906
Cardiovascular		16,187		14,856		15,460
Hematology		10,316		11,737		4,959
Dermatology		6,749		6,797		5,240
Nutraceuticals		5,876		4,530		4,059
Others		16,917		18,606		18,146
To t al	Rs.	213,768	Rs.	179,170	Rs.	154,404
Revenues within the PSAI segment:

Revenues by therapeutic areas in the Company’s PSAI segment is given below
:

	For the Year Ended March 31,
	2023		2022		2021
Cardiovascular	Rs.	6,625	Rs.	7,729	Rs.	9,834
Oncology		4,252		2,526		2,385
Nervous System		3,753		3,017		2,704
Pain Management		3,729		4,513		4,657
Anti-Infective		2,346		5,450		4,126
Gastrointestinal		1,064		982		1,098
Diabetology		998		544		350
Respiratory		810		676		1,317
Dermatology		716		498		768
Genitourinary		637		705		825
Others		4,139		4,100		3,918
Total	Rs.	29,069	Rs.	30,740	Rs.	31,982
Revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the Year Ended March 31,
Country	2023		2022		2021
India	Rs.	50,499	Rs.	43,986	Rs.	36,252
United States		106,683		80,564		76,702
Russia		21,228		20,879		15,816
Others (1)		67,469		68,962		60,952
	Rs.	245,879	Rs.	214,391	Rs.	189,722

(1)	Others include Germany, the United Kingdom, Ukraine, Romania, Brazil, South Africa, China, Canada and other countries across the world.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

5. Segment reporting (continued)
Assets by geography:

The following table shows the distribution of the Company’s non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

	As of March 31,
Country	2023		2022
Ind i a	Rs.	91,873	Rs.	83,166
Switzerland		5,070		4,748
United States		3,276		3,851
Germany		776		1,263
O t h e rs		5,336		5,244
	Rs.	106,331	Rs.	98,272

The following table shows the distribution of the Company’s property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

	For the Year Ended March 31,
Country	2023		2022
Ind i a	Rs.	18,362	Rs.	15,580
Switzerland		1,209		195
United States		532		260
Others		732		1,198
	Rs.	20,835	Rs.	17,233

Depreciation	and amortization, included in cost of revenues, by reportable segments:

	For the Year Ended March 31,
	2023		2022		2021
Global Generics	Rs.	3,269	Rs.	3,078	Rs.	3,435
PSAI		2,773		2,507		2,578
Others		69		42		48
	Rs.	6,111	Rs.	5,627	Rs.	6,061
Information about major customers

There are no customers which individually accounted for more than 10% of the revenues during the year ended March 31, 2023.

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

On February 3, 2022, the Company entered into an agreement with Nimbus Health, GmbH (“Nimbus Health”) to acquire 100% of the share capital of Nimbus Health along with the existing employees.

The Company completed the acquisition effective as of February 24, 2022.

The consideration involved an upfront payment of Rs.337, and additional performance and milestone-based earn-outs over the next four years pursuant to fulfillment of certain conditions.

Nimbus Health is a licensed pharmaceutical wholesaler in Germany focusing on medical cannabis based products. The acquisition will allow the Company to build on Nimbus Health strengths and introduce medical cannabis-based medicines as a promising treatment option for patients.

The Company has accounted for the transaction under IFRS 3, “
Business Combinations
”.

During the three months ended June 30, 2022, the Company completed the purchase price allocation.
There is no change in the fair values of assets and liabilities which was included on a provisional basis as of March 31, 2022
.

Tabulated below are the fair values of the assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Cash	Rs.	337
Payment through Escrow account		84
Total consideration	Rs.	421
Assets acquired
Goodwill	Rs.	260
Property, plant and equipment		2
Other intangible assets		106
Inventories		144
Trade receivables		45
Cash and cash equivalents		11
Other assets		2
Deferred tax asset		2
Liabilities assumed
Trade payables		(141)
Other liabilities		(10)
Total net assets	Rs.	421

The total goodwill of Rs.260 consists largely of the synergies and economies of scale expected from the acquired business, together with the value of the workforce acquired. This goodwill has been assigned to the Company’s Global Generics segment.

The amount of revenue and loss pertaining to the acquired business was not material for the year ended March 31, 2023 and 2022.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)
6. Business Combinations (continued)

B .	Business Transfer Agreement with Wockhardt Limited

In February 2020, the Company had entered into a Business Transfer Agreement (“BTA”) with Wockhardt Limited (“Wockhardt”) to acquire select divisions of its branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives for a total consideration of up to Rs. 18,500.

This acquisition included a portfolio of 62 brands in multiple therapy areas along with 2,051 employees engaged in operations of the acquired Business.

The aforesaid consideration includes a contingent amount of Rs. 3,000 (the “Holdback Amount”) which was subject to release if the revenue from sales of the products forming part of the Business Undertaking during the twelve (12) months post-closing exceeded Rs. 4,800, the Company was required to pay to Wockhardt an amount equal to two (2) times the amount by which the revenue exceeded Rs. 4,800, subject to the maximum of the Holdback Amount. As of March 31, 2020, the acquisition of this Business Undertaking was subject to certain closing conditions.

The transaction was completed on June 10, 2020.The Company had recognized the fair values of the assets acquired, including goodwill and liabilities assumed upon completion of purchase price allocation during the period ended September 30, 2020. Liabilities assumed included fair value of contingent consideration of Rs 561 recognized by applying the income approach.

The Company has accounted for the transaction under IFRS 3.

During the year ended March 31, 2021, the Company, after taking into account the revenue of the products until twelve months post-closing (i.e., June 9, 2021), re-measured the contingent consideration to be Rs.420.

As of March 31, 2023 and 2022, the outstanding amount of contingent consideration is Rs.187 and Rs 194, respectively.

The amount of revenue included in the consolidated income statements for the year ended March 31, 2021 pertaining to the acquired business since June 10, 2020 is Rs. 3,887 and for the years ended March 31, 2023 and 2022 it is Rs. 5,322 and Rs. 5,474, respectively. The acquired business has been integrated into the Company’s existing activities and it is not practicable to identify the impact on the Company profit in the year.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

7.

Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2023		2022
Cash on hand	Rs.	1	Rs.	1
Balances with banks		3,035		14,494
Term deposits with banks (original maturities less than 3 months)		2,743		357
Cash and cash equivalents	Rs.	5,779	Rs.	14,852
Restricted cash balances included above
Balance in unclaimed dividend and debenture interest account	Rs.	86	Rs.	86
Balances in Escrow account pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 6 for details)		-		40
Balances in Escrow account pursuant to the Business Transfer Agreement with Nimbus Health GmbH (Refer to Note 6 for details)		-		84
Other restricted cash balances		73		72

8.
Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper, limited liability partnership firm, market linked debentures and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months).
The details of such investments as of
March
31, 2023 and 2022 are as follows:

	As of March 31, 2023						As of March 31, 2022
	Cost		Unrealized gain/(loss)		Fair value/ amortized cost		Cost		Unrealized gain		Fair value/ amortized cost
Current portion
In units of mutual funds	Rs.	37,635	Rs.	545	Rs.	38,180	Rs.	16,714	Rs.	37	Rs.	16,751
In term deposits with banks		11,524		-		11,524		9,340		-		9,340
In bonds		2,893		-		2,893		2,249		-		2,249
In market linked debentures		1,000		(6)		994		-		-		-
In commercial paper		2,328		-		2,328		973		-		973
In equity securities		214		(144)		70		214		(14)		200
Others		29		-		29		-		-		-
	Rs.	55,623	Rs.	395	Rs.	56,018	Rs.	29,490	Rs.	23	Rs.	29,513
Non-current portion
In term deposits with banks	Rs.	-		-	Rs.	-	Rs.	2,000		-	Rs.	2,000
In equity securities (1)		2,701		(2,419)		282		2,701		(1,701)		1,000
In limited liability partnership firm		400		(22)		378		400		(14)		386
In bonds		-		-		-		256		-		256
Others		-		-		-		26		-		26
	Rs.	3,101	Rs.	(2441)	Rs.	660	Rs.	5,383	Rs.	(1,715)	Rs.	3,668

(1)
Primarily represents the investment in shares of Curis, Inc. The cost of acquisition was Rs.2,699. As of March 31, 2023 and 2022, the Company has recognized an unrealized loss of Rs.2,431 and Rs.1,713, respectively
,
in the OCI for the fair value changes

For the purpose of measurement, the aforesaid investments are classified as follows
:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, commercial paper, term deposits with banks and others	Amortized cost
Investments in equity securities	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition) and fair value through profit and loss
Investment in limited liability partnership firm	Fair value through profit and loss
Investment in market linked debentures	Fair value through other comprehensive income
154

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

9.

Trade and other receivables
	As of March 31,
	2023		2022
Current
Trade and other receivables, gross	Rs.	73,743	Rs.	67,958
Less: Allowance for credit losses		(1,258)		(1,194)
Trade and other receivables, net	Rs.	72,485	Rs.	66,764
Non-current
Trade and other receivables, gross (1)	Rs.	-	Rs.	54
Less: Allowance for credit losses		-		-
Trade and other receivables, net	Rs.	-	Rs.	54

(1)
Balance as of March 31, 2022 repr
esented a
mounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts were not expected to be realized within twelve months from the end of the reporting date, they were disclosed as non-current.

During the year ended March 31, 2023, pursuant to an arrangement with a bank, the Company sold to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank, and accordingly, the same were derecognized in the statements of financial position. As on March 31, 2023, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.12,376.

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

The details of changes in allowance for credit losses during the years ended March 31, 2023 and 2022, are as follows:

	For the Year Ended March 31,
	2023		2022
Balance at the beginning of the year	Rs.	1,194	Rs.	1,296
Provision made during the year, net of reversals		84		(3)
Trade and other receivables written off & exchange differences		(20)		(99)
Balance at the end of the year	Rs.	1,258	Rs.	1,194

10.
Inventories

Inventories consist of the following:

	As of March 31,
	2023		2022
Raw materials	Rs.	12,075	Rs.	13,707
Work-in-progress		11,698		12,886
Finished goods (includes stock-in-trade)		20,971		20,491
Packing materials, stores and spares		3,926		3,800
	Rs.	48,670	Rs.	50,884

Details of inventories recognized in the consolidated income statement are as
follows:

	For the Year Ended March 31,
	2023		2022		2021
Raw materials, consumables and changes in finished goods and work in progress	Rs.	71,708	Rs.	69,838	Rs.	58,268
Inventories write-down		4,869		4,584		2,521

During the years ended March 31, 2023 and 2022, amount
s
of Rs.3,111 and Rs.691
,
 respectively, representing government grants
,
has been accounted for as a reduction from cost of revenues.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

11.

Other asset
s
	As of March 31,
	2023		2022
Current
Balances and receivables from statutory authorities (1)	Rs.	10,120	Rs.	8,455
Export benefits receivable (2)		598		1,016
Prepaid expenses		1,452		1,138
Others (3)		7,899		3,293
	Rs.	20,069	Rs.	13,902
Non-current
Security deposits	Rs.	668	Rs.	670
Others		132		224
	Rs.	800	Rs.	894

(1)
Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”), excise duty and value added tax, and from customs authorities of India.

(2)	Export benefits receivables primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.

(3)	Others primarily includes advances given to vendors and employees, security deposits, interest accrued but not due on investments, and claims receivable.

12.
Property, plant and equipment

The following is a summary of the changes in carrying value of property, plant and equipment:

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as of April 1, 2021	Rs.	4,228	Rs.	27,520	Rs.	78,634	Rs.	6,252	Rs.	1,257	Rs.	117,891
Additions		-		1,037		9,941		738		621		12,337
Assets acquired through business combinations (1)		-		1		-		1		-		2
Disposals		-		(221)		(1,219)		(186)		(391)		(2,017)
Effect of changes in foreign exchange rates		5		85		313		9		(32)		380
Balance as of March 31, 2022	Rs.	4,233	Rs.	28,422	Rs.	87,669	Rs.	6,814	Rs.	1,455	Rs.	128,593

Balance as of April 1, 2022	Rs.	4,233	Rs.	28,422	Rs.	87,669	Rs.	6,814	Rs.	1,455	Rs.	128,593
Additions		11		1,852		12,952		1,196		662		16,673
Disposals		-		(844)		(3,002)		(428)		(160)		(4,434)
Effect of changes in foreign exchange rates		74		294		1,024		70		19		1,481
Balance as of March 31, 2023	Rs.	4,318	Rs.	29,724	Rs.	98,643	Rs.	7,652	Rs.	1,976	Rs.	142,313

Accumulated Depreciation/Impairment loss
Balance as of April 1, 2021	Rs.	-	Rs.	9,790	Rs.	54,661	Rs.	5,303	Rs.	804	Rs.	70,558
Depreciation for the year		-		1,718		5,554		572		308		8,152
Impairment (2)		64		872		1,626		7		1		2,570
Disposals		-		(118)		(1,092)		(182)		(342)		(1,734)
Effect of changes in foreign exchange rates		-		20		167		7		(11)		183
Balance as of March 31, 2022	Rs.	64	Rs.	12,282	Rs.	60,916	Rs.	5,707	Rs.	760	Rs.	79,729

Balance as of April 1, 2022	Rs.	64	Rs.	12,282	Rs.	60,916	Rs.	5,707	Rs.	760	Rs.	79,729
Depreciation for the year		-		1,726		5,888		675		326		8,615
Impairment (2)		-		-		40		4		-		44
Disposals		-		(526)		(2,644)		(398)		(117)		(3,685)
Effect of changes in foreign exchange rates		4		211		806		56		27		1,104
Balance as of March 31, 2023	Rs.	68	Rs.	13,693	Rs.	65,006	Rs.	6,044	Rs.	996	Rs.	85,807
156

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

12. Property, plant and equipment (continued)

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Net carrying value
As of April 1, 2021	Rs.	4,228	Rs.	17,730	Rs.	23,973	Rs.	949	Rs.	453	Rs.	47,333
As of March 31, 2022	Rs.	4,169	Rs.	16,140	Rs.	26,753	Rs.	1,107	Rs.	695	Rs.	48,864
Add: Capital-work-in-progress											Rs.	13,394
Less: Impairment of Capital-work-in-progress (2)												(89)
Total as of March 31, 2022											Rs.	62,169
As of March 31, 2023	Rs.	4,250	Rs.	16,031	Rs.	33,637	Rs.	1,608	Rs.	980	Rs.	56,506
Add: Capital-work-in-progress											Rs.	9,944
Add: Impairment reversal of Capital-work-in-progress (2)(3)												12
Total as of March 31, 2023											Rs.	66,462

(1)	Refer to Note 6 of these consolidated financial statements for further details.
(2)
During the year ended March 31, 2022, there was a significant decline in the expected cash flows of the Company’s subsidiary, Dr. Reddy’s Laboratories Louisiana, LLC (Shreveport Cash Generating Unit (“CGU”)). Consequently, the Company tested the carrying amount of the CGU, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. This resulted in the recoverable amount of the CGU being lower than its carrying amount. Accordingly, the Company recognized an impairment loss of the entire carrying value of Rs.2,570 for property, plant and equipment, Rs.89 for capital-work-in-progress and Rs.392 for goodwill.  This impairment loss pertains to the Company’s Global Generics segment.

In Addition, a further impairment loss of Rs.44 representing the additions made to property, plant and equipment during the year ended March 31, 2023 has been recognized as the recoverable amount continues to be lower than the carrying value.

This impairment loss pertains to the company’s Global Generics Segment

(3)	Reversal of impairment on capitalization of assets for the Shreveport CGU.

Leases

The Company has lease contracts for various items of plant and equipment, vehicles and other equipment used in its operations. Below are the carrying amounts of right-of-use assets recognized and the movements during the
year included in the above property, plant and equipment.

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as of April 1, 2021	Rs.	81	Rs.	3,886	Rs.	18	Rs.	51	Rs.	604	Rs.	4,640
Additions		-		98		-		16		360		474
Disposals		-		(202)		(1)		-		(199)		(402)
Effect of changes in foreign exchange rates		(2)		(23)		(1)		-		(10)		(36)
Balance as of March 31, 2022	Rs.	79	Rs.	3,759	Rs.	16	Rs.	67	Rs.	755	Rs.	4,676

Balance as of April 1, 2022	Rs.	79	Rs.	3,759	Rs.	16	Rs.	67	Rs.	755	Rs.	4,676
Additions		-		197		-		18		371		586
Disposals		-		(794)		(13)		-		(136)		(943)
Effect of changes in foreign exchange rates		5		43		-		-		(12)		36
Balance as of March 31, 2023	Rs.	84	Rs.	3,205	Rs.	3	Rs.	85	Rs.	978	Rs.	4,355

Accumulated Depreciation
Balance as of April 1, 2021	Rs.	-	Rs.	1,335	Rs.	15	Rs.	25	Rs.	321	Rs.	1,696
Depreciation for the year		-		656		1		12		189		858
Disposals		-		(99)		(1)		-		(155)		(255)
Effect of changes in foreign exchange rates		-		(19)		(1)		(1)		(3)		(24)
Balance as of March 31, 2022	Rs.	-	Rs.	1,873	Rs.	14	Rs.	36	Rs.	352	Rs.	2,275

Balance as of April 1, 2022	Rs.	-	Rs.	1,873	Rs.	14	Rs.	36	Rs.	352	Rs.	2,275
Depreciation for the year		-		626		1		13		239		879
Disposals		-		(512)		(13)		-		(95)		(620)
Effect of changes in foreign exchange rates		-		19		1		-		(5)		15
Balance as of March 31, 2023	Rs.	-	Rs.	2,006	Rs.	3	Rs.	49	Rs.	491	Rs.	2,549

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

12. Property, plant and equipment (continued)

Leases (continued)

Net carrying value
As of April 1, 2021	Rs.	81	Rs.	2,551	Rs.	3	Rs.	26	Rs.	283	Rs.	2,944
As of March 31, 2022	Rs.	79	Rs.	1,886	Rs.	2	Rs.	31	Rs.	403	Rs.	2,401
As of March 31, 2023	Rs.	84	Rs.	1,199	Rs.	-	Rs.	36	Rs.	487	Rs.	1,806

The following are the amounts recognized in income statement:

	For the Year Ended March 31,
	2023		2022
Depreciation expense of right-of-use assets	Rs.	879	Rs.	858
Interest expense on lease liabilities		214		221

The Company had total cash outflows for leases of Rs.1,571 and Rs.1,341 during the years ended March 31, 2023 and 2022, respectively.
The maturity analysis of lease liabilities is disclosed in Note 17 of these consolidated financial statements.

Capital commitments

As of March 31, 2023 and 2022, the Company was committed to spend Rs.8,340 and Rs.7,991, respective ly
, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalization

During the years ended March 31, 2023 and 2022, the Company capitalized interest cost of Rs.426 and Rs.268, respectively, with respect to qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2023 and 2022 was approximately 7.62% and 4.65%, respectively.

13.
Goodwill

Goodwill arising upon business combinations is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the years ended March 31, 2023 and 2022:

	As of March 31,
	2023		2022
Opening balance, gross	Rs .	21,094	Rs.	20,852
Goodwill arising on business combinations (1)		-		260
Effect of translation adjustments		99		(18)
Impairment loss (2) (3)		(16,948)		(16,676)
Closing balance	Rs.	4,245	Rs.	4,418

The carrying amount of goodwill (other than those arising upon investment in a joint venture) was allocated to the cash generating units as follows:

	As of March 31,
	2023		2022
PSAI-Active Pharmaceutical Operations	Rs.	997	Rs.	997
Global Generics-Complex Injectables		1,483		1,396
Global Generics-North America Operations (3)		631		631
Global Generics-Branded Formulations (2)		1,021		1,281
Others		113		113
	Rs.	4,245	Rs.	4,418

(1)
Refer to Note 6 (“Business Combinations”) of these consolidated financial statements for further details.

(2)

During the year ended March 31, 2023, the Company assessed performance of the
Nimbus Health business against the initial estimates and recognized an impairment charge of the carrying values of Rs.272. This impairment loss pertains to the Company’s Global Generics segment.

(3)
During the year ended March 31, 2022, the Company recorded impairment loss of Rs.392 pertaining to the Shreveport CGU.  Refer to Note 12
(“Property plant and equipment”)
of these consolidated financial statements for further details. Such goodwill was included as part of “Global Generics-North America Operations”.

The impairment loss of Rs.16,948 and 16,676 for the years ended March 31, 2023 and 2022, respectively, includes Rs.
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

a )	Estimated cash flows for five years, based on management’s projections.

b )
A terminal value arrived at by extrapolating the last forecasted year cash flows to perpetuity, using a constant long-term growth rate of

0%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c )	The after tax discount rates used are based on the Company’s weighted average cost of capital.

d )	The after tax discount rates used range from 7.4% to 12.5% for various cash generating units. The pre-tax discount rates range from 9.7% to 19.3%.

The Company believe
s
that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

14.
Other intangible assets

The following is a summary of changes in the carrying value of intangible assets:

	Product related intangibles		Customer related intangibles (2)		Others		Total
Gross carrying value
Balance as of April 1, 2021	Rs.	107,233	Rs.	-	Rs.	4,070	Rs.	111,303
Additions		816		-		379		1,195
Assets acquired through business combinations (2)		5		98		3		106
Disposals/De-recognitions (3)		(6,398)		-		(5)		(6,403)
Effect of changes in foreign exchange rates		1,254		-		1		1,255
Balance as of March 31, 2022	Rs.	102,910	Rs.	98	Rs.	4,448	Rs.	107,456

Balance as of April 1, 2022	Rs.	102,910	Rs.	98	Rs.	4,448	Rs.	107,456
Additions (1)		6,830		-		766		7,596
Disposals/De-recognitions (3)		(687)		-		-		(687)
Effect of changes in foreign exchange rates		4,377		7		3		4,387
Balance as of March 31, 2023	Rs.	113,430	Rs.	105	Rs.	5,217	Rs.	118,752
Amortization/impairment loss
Balance as of April 1, 2021	Rs.	73,452	Rs.	-	Rs.	2,203	Rs.	75,655
Amortization for the year		3,415		-		257		3,672
Impairment loss		4,511		-		-		4,511
Disposals/De-recognitions (3)		(4,519)		-		(2)		(4,521)
Effect of changes in foreign exchange rates		892		-		1		893
Balance as of March 31, 2022	Rs.	77,751	Rs.	-	Rs.	2,459	Rs.	80,210

Balance as of April 1, 2022	Rs.	77,751	Rs.	-	Rs.	2,459	Rs.	80,210
Amortization for the year		3,670		-		351		4,021
Impairment loss		273		103		19		395
Disposals/De-recognitions		(687)		-		-		(687)
Effect of changes in foreign exchange rates		3,959		2		3		3,964
Balance as of March 31, 2023	Rs.	84,966	Rs.	105	Rs.	2,832	Rs.	87,903

Net carrying value
As of April 1, 2021	Rs.	33,781	Rs.	-	Rs.	1,867	Rs.	35,648
As of March 31, 2022	Rs.	25,159	Rs.	98	Rs.	1,989	Rs.	27,246
As of March 31, 2023	Rs.	28,464	Rs.	-	Rs.	2,385	Rs.	30,849

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

14. Other intangible assets (continued)
(1)	Additions during the year ended March 31, 2023, primarily consists of:
•	The acquisition of the cardiovascular brand and trademark Cidmus® in India from Novartis AG for total consideration of Rs.4,633 (U.S.$61).
•
The acquisition of a portfolio of branded and generic injectable products from Eton Pharmaceuticals, Inc. for an upfront payment of Rs.395 (U.S.$5) and certain other milestone payments of up to U.S.$30 payable upon completion of the respective milestones.

•
The acquisition of rights in brimonidine tartrate ophthalmic solution
0.025
%, the private label equivalent of Lumify®, in the United States from Slayback Pharma LLC for Rs.722 (U.S.$9) plus certain other milestone payments of up to U
.
S.$3 payable upon completion of the respective milestones.

(2)	Refer to Note 6 (“Business Combinations”) of these consolidated financial statements for further details.

(3)	Disposals/de-recognitions for the year ended March 31, 2022 primarily include the following IPR&D assets:
•
Rs.4,498 upon its settlement with Hatchtech Pty Limited regarding their civil litigation and arbitration, relating to the acquisition of the product Xeglyze®. Refer to Note 32
(“Contingencies”)
of these consolidated financial statements under “Civil Litigation and Arbitration with Hatchtech Pty Limited” for further details.

•	Rs.1,879 upon sale of all rights relating to anti-cancer agent E7777 (denileukin diftitox) to Citius Pharmaceuticals, Inc. (“Citius”).

In-process re search and development assets (“IPR&D”)

Tabulated below is the reconciliation of amounts relating to in-process research and development assets as at the beginning and at the end of the year:

	As of March 31,
	2023		2022
Opening balance	Rs.	138	Rs.	6,113
Add : Additions during the year		395		153
Less : Disposals/De-recognitions (1)		-		(1,879)
Less : Impairments during the year		-		(4,435)
Effect of changes in exchange rates		16		186
Closing balance	Rs.	549	Rs.	138

(1)
During the year ended March 31, 2022, the Company entered into a definitive agreement with Citius Pharmaceuticals, Inc. (“Citius”) for the sale of all of its rights relating to its anti-cancer agent E7777 (denileukin diftitox) to Citius. The Company received Rs.2,951 (U.S.$40) as an upfront amount upon the closing of the transaction, and is entitled to a milestone payment of up to U.S.$40 related to the cutaneous Tcell lymphoma (“CTCL”) upon indication regulatory approval and up to U.S.$70 in milestone payments upon additional indication regulatory approvals. Further, the Company will receive certain sales-based milestone payments and tiered earn-out payments. Consequently, for this definitive agreement, the Company de-recognized Rs.1,879 representing the carrying cost of such asset, and an amount of Rs.1,064, representing the excess of sale consideration over the carrying cost, has been recognized as gain on sale of intangible assets and was included under “Other (income)/expense, net”. The transaction pertains to the Company’s Proprietary Products business (reflected in the Others segment).

Interest capitalization

During the years ended March 31, 2023 and 2022, the Company capitalized interest cost of Rs.0 and Rs.153, respectively, with respect to certain qualifying assets. The rate for capitalization of interest cost for the year ended March 31, 2022 ranged from 4.42% to 4.89%.

Impairment losses recorded for the year ended March 31, 2023

Impairment of intangibles pertaining to acquisition of Nimbus Health business:

During the year ended March 31, 2023, the Company assessed performance of products acquired as part of the

Nimbus Health business against the initial estimates and recognized an impairment charge towards product related intangibles of carrying value of Rs.103 towards product related intangibles. This impairment loss pertains to the Company’s Global Generics segment.

Other impairments:

During the year ended March 31, 2023, consequent to adverse market conditions with respect to certain products related intangibles, the Company assessed the recoverable amount of certain products and recognized impairment loss of Rs.251 and Rs.41 pertaining to products
form
ing
 part of the Company’s Global Generics and PSAI segments respectively.

Impairment	losses recorded for the year ended March 31, 2022

During the year ended March 31, 2022, there were significant changes to the market conditions for certain of the Company’s products forming part of the Company's Others segment (pertaining to its Proprietary products business) and Global Generics segment. The changes include a decrease in the market potential of products, increased competition leading to lower volumes, and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of the complete carrying value for assets as follows:

- Rs.4,337 relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets), an IPR&D asset forming part of the Company's Others segment; and

- Rs.174 pertaining to other IPR&D and other intangible assets forming part of the Company’s Global Generics segment.

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

Total impairment charges for the year ended March 31, 2021 were Rs.8,542, of which Rs.3,180 was attributable to impairment of gNuvaring, Rs.3,291 was attributable to impairment of Xeglyze® and the balance of Rs.2,071 was attributable to other product related intangibles.
All of these charges were recorded in impairment of non-current assets in the consolidated income statement.

Impairment of gNuvaring

During the year ended March 31, 2021, there were significant changes to the generics market for Ethinyl estradiol/Ethenogestral vaginal ring (a generic equivalent to Nuvaring®), one of the 8 ANDAs acquired from Teva in June 2016. The changes include the launch by a competitor of a generic version of the product in January 2021. Due to these adverse market developments, the Company tested the carrying value of this product at the product cash generating unit (“CGU”) level, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount was determined by reference to the product’s value-in-use or fair value less costs to sell, whichever is higher. This resulted in the value-in-use being the recoverable value of the product. Accordingly, the Company recorded an impairment loss of Rs.3,180 for the year ended March 31, 2021. This impairment loss pertained to the Company’s Global Generics segment. With this impairment, the carrying value of the asset has been reduced to Rs.0.

Impairment of Xeglyze®

Consequent to the decline in the market potential of the product Xeglyze® forming part of the Company's Others segment (pertaining to its Proprietary products business), the Company recorded an amount of Rs.3,291 as impairment loss for the year ended March 31, 2021.

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

The Company used the discounted cash flow approach to calculate the value in use, with the assistance of independent appraisers. The key assumptions considered in the calculation are as follows:
a.	Weighted average of probability adjusted revenue projections, which take into consideration different scenarios such as the base case, the upside case and the downside case;
b.	Rate of generic penetration and estimated price erosion throughout the period;
c.	Estimate of useful life over which the product is expected to generate cash flows; and
d.	the net cash flows have been discounted based on a post-tax discounting tax rate of 8%.

Significant separately acquired intangible assets

Details of significant separately acquired intangible assets as of March 31, 2023 are as follows:

Particulars of the asset	Acquired from	Carrying cost
Select portfolio of branded generics business	Wockhardt Limited	Rs.	12,639
Cardiovascular brand Cidmus® in India	Novartis AG		4,577
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		3,560
Various ANDAs	Teva and an affiliate of Allergan		2,720
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited		1,285
Habitrol® brand	Novartis Consumer Health Inc.		955

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

15.	Investment in equity accounted investees

	As of March 31,
	2023		2022
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China		4,645	Rs.	4,259
Equity shares held in DRES Energy Private Limited, India		57		59
	Rs.	4,702	Rs.	4,318
Details of the Company’s investment in Kunshan Rotam Reddy Pharmaceuticals Company Limited:

Kunshan Rotam Reddy Pharmaceuticals Company Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of finished dosages in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2023 and 2022. Four directors of the Company are on the board of Reddy Kunshan, which consists of eight directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the eight directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participation rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the Year Ended March 31,
	2023		2022		2021
Ownership		51.3%		51.3%		51.3%
Total current assets	Rs.	6,972	Rs.	7,569	Rs.	8,778
Total non-current assets		3,372		2,460		892
Total assets	Rs.	10,344	Rs.	10,029	Rs.	9,670
Equity	Rs.	8,696	Rs.	7,944	Rs.	6,088
Total current liabilities		1,648		2,085		3,582
Total equity and liabilities	Rs.	10,344	Rs.	10,029	Rs.	9,670
Revenues	Rs.	9,323	Rs.	9,867	Rs.	9,017
Expenses		8,598		8,480		8,117
Profit for the year	Rs.	725	Rs.	1,387	Rs.	900
Company’s share of profits for the year	Rs.	372	Rs.	712	Rs.	461
Carrying value of the Company’s investment (1)	Rs.	4,645	Rs.	4,259	Rs.	3,307
Translation adjustment arising out of translation of foreign currency balances	Rs.	692	Rs.	678	Rs.	438

(1)	Includes Rs.181 representing the goodwill on acquisition of investment.

Details of the Company’s investment in DRES Energy Private Limited:
	As of/for the Year Ended March 31,
	2023		2022		2021
Carrying value of the Company’s investment	Rs.	57	Rs.	59	Rs.	68
Company’s share of (loss)/profit for the year		(2)		(9)		19

16.
Trade and other payables

Trade and other payables consist of the following:
	As of March 31,
	2023		2022
Trade payables	Rs.	17,857	Rs.	15,971
Due to creditors for expenses		4,827		6,691
Due to capital creditors		3,760		2,910
	Rs.	26,444	Rs.	25,572

For details regarding the Company’s exposure to currency and liquidity risks, see Note 31 of these consolidated financial statements under
“
Liquidity risk
”.

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

Short-term borrowings consist of the following:

	As of March 31,
	2023		2022
Pre-shipment credit	Rs.	-	Rs.	18,211
Other working capital borrowings		7,390		8,871
	Rs.	7,390	Rs.	27,082

The interest rate profile of short-term borrowings from banks is given below:

	As of March 31,
	2023		2022
	Currency (1)	Interest Rate (2)	Currency (1)	Interest Rate (2)
Other working capital borrowings	RUB	9.87% to 10.40%	RUB	8.88%
	MXN	TIIE + 1.15%	MXN	TIIE + 1.15%
	INR	9.15%	INR	4.00%
	BRL	CDI + 1.2%	BRL	CDI + 1.79%
	UAH	21.00%	UAH	13.00%
	-	-	U.S.$	1 Months LIBOR+ 80 bps
Pre-shipment credit	-	-	INR	3 Months T-bill – 5 bps
	-	-	INR	3 Months T-bill
	-	-	INR	3 Months T-bill + 25 bps

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “BRL” means Brazilian reals and “UAH” means Ukrainian hryvnia.
(2)
“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means India Treasury bill and “CDI” means Brazilian interbank deposit rate (Certificado de Depósito Interbancário).

Long-term borrowings

Long-term borrowings consist of the following:

	As of March 31, 2023				As of March 31, 2022
	Non-current		Current		Non-current		Current
Non-convertible debentures by the APSL subsidiary (1)		-		3,800		3,800		-
Lease Liabilities		1,278		1,004		1,946		1,017
	Rs.	1,278	Rs.	4,804	Rs.	5,746	Rs.	1,017

(1)	“APSL subsidiary” refers to Aurigene Pharmaceutical Services Limited.

During the year ended March 31, 2021, the APSL subsidiary issued non-convertible debentures for

Rs.3,800.
The aforesaid non-convertible debentures are unsecured and repayable at par after
 3 years following the date of issue (i.e.,  by June 2023).

The interest rate profiles of long-term borrowings (other than obligations under leases) as of March 31, 2023 and 2022 were as follows:

	As of March 31,
	2023		2022
	Currency (1)	Interest Rate	Currency (1)	Interest Rate
Non-convertible debentures	INR	6.77%	INR	6.77%

(1)	“INR” means Indian rupees .

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

17.	Loans and borrowings (continued)
The aggregate maturities of long-term loans and borrowings, based on contractual maturities, as of March 31, 2023 were as follows:

Maturing in	Non- convertible debentures		Obligations under leases		Total
Less than 1 year	Rs.	3,800	Rs.	1,004	Rs.	4,804
1-2 years		-		992		992
2-3 years		-		242		242
3-4 years		-		38		38
4-5 years		-		6		6
Thereafter		-		-		-
	Rs.	3,800	Rs.	2,282	Rs.	6,082

The aggregate maturities of long-term loans and borrowings, based on contractual maturities, as of March 31, 2022 were as follows:
Maturing in	Non- convertible debentures		Obligations under leases		Total
Less than 1 year	Rs.	-	Rs.	1,017	Rs.	1,017
1-2 years		3,800		868		4,668
2-3 years		-		809		809
3-4 years		-		155		155
4-5 years		-		65		65
Thereafter		-		49		49
	Rs.	3,800	Rs.	2,963	Rs.	6,763
Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.68,516 and Rs.39,989 as of March 31, 2023 and 2022, respectively, from its banks for working capital requirements. The Company draw upon these lines of credit based on its working capital requirements.

Reconciliation of liabilities arising from financing activities during the year ended March 31, 2023:

Particulars	Long-term borrowings (1)		Short-term borrowings		Total
Opening balance	Rs.	6,763	Rs.	27,082	Rs.	33,845
Recognition of right-of-use liability during the year		177		-		177
Payment of principal portion of lease liabilities		(1,015)		-		(1,015)
Borrowings made during the year		-		49,234		49,234
Borrowings repaid during the year		-		(68,616)		(68,616)
Effect of changes in foreign exchange rates		157		(310)		(153)
Closing balance	Rs.	6,082	Rs.	7,390	Rs.	13,472
Reconciliation of liabilities arising from financing activities during the year ended March 31, 2022:
Particulars	Long-term borrowings (1)		Short-term borrowings		Total
Opening balance	Rs.	7,163	Rs.	23,136	Rs.	30,299
Recognition of right-of-use liability during the year		327		-		327
Payment of principal portion of lease liabilities		(785)		-		(785)
Borrowings made during the year		-		51,518		51,518
Borrowings repaid during the year		-		(47,998)		(47,998)
Effect of changes in foreign exchange rates		58		426		484
Closing balance	Rs.	6,763	Rs.	27,082	Rs.	33,845

(1)	Includes current portion.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

18.
Provisions

The details of changes in provisions during the year ended March 31, 2023 are as follows:

Particulars	Refund Liability (1)		Environmental liability (2)		Legal and others (3)		Total
Balance as at beginning of the year	Rs.	3,583	Rs.	57	Rs.	675	Rs.	4,315
Provision made during the year, net of reversals		4,606		-		63		4,669
Provision used during the year		(3,649)		-		-		(3,649)
Effect of changes in foreign exchange rates		176		2		-		178
Balance as at end of the year	Rs.	4,716	Rs.	59	Rs.	738	Rs.	5,513
Current		4,716		-		738		5,454
Non-current		-		59		-		59
		4,716		59		738		5,513

(1)
Refund liability is accounted for by recording a provision based on the Company’s estimate of expected sales returns. See Note 3.m of these consolidated financial statements for the Company’s accounting policy on refund liability.

(2)
As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of Rs.39 (carrying value Rs.59). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in the consolidated statements of financial position.

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

19.
Other liabilities

Other liabilities consist of the following:

	As of March 31,
	2023		2022
Current
Accrued expenses	Rs.	21,844	Rs.	20,055
Employee benefits payable		7,474		5,662
Statutory dues payable		4,571		3,675
Deferred revenue (1)		812		1,235
Advance from customers		1,169		1,341
Others		3,602		2,024
	Rs.	39,472	Rs.	33,992
Non-current
Deferred revenue (1)	Rs.	1,555	Rs.	1,597
Others		1,293		825
	Rs.	2,848	Rs.	2,422

(1)	Refer to Note 22 (“Revenue from contracts with customers and trade receivables”) for details of deferred revenue.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

20.
Share Capital

	For the Year Ended March 31, 2023			For the Year Ended March 31, 2022
	Number	Amount		Number	Amount
Authorized share capital	240,000,000	Rs.	1,200	240,000,000	Rs.	1,200
Fully paid up share capital
Opening number of equity shares/share capital	166,425,849	Rs.	832	166,301,231	Rs.	832
Add: Equity shares issued pursuant to employee stock option plan (1)	102,027		1	124,618		- *
Closing number of equity shares/share capital	166,527,876	Rs.	833	166,425,849	Rs.	832
Treasury shares (2)	371,144	Rs.	1,269	468,471	Rs.	1,601
*Rounded to the nearest million.

(1)
During the years ended March 31, 2023 and 2022, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan, 2002 and
 the
Dr. Reddy’s Employees Stock Option Plan, 2007. The options exercised had an exercise price of Rs.5, Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the "share-based payment reserve” was transferred to“securities premium” in the Consolidated Statement of Changes in Equity.

(2)
Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the years ended March 31, 2023 and 2022, an aggregate of 49,295 and 106,730 equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recogni
z
ed in the “share based payment reserve” was transferred to “securities premium” in the statement of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recogni
z
ed in the “securities premium”.

During the year ended March 31, 2023, an aggregate of 48,032 equity shares representing unappropriated inventory of shares that are not backed by grants, acquired through secondary market acquisitions were sold for an aggregate consideration of Rs
.
211

in the secondary market pursuant to requirements under Chapter II Regulation 3(12) of the SEBI (share based employee benefits and sweat equity) Regulations, 2021. As of March 31, 2023 and 2022, the ESOS Trust had outstanding 371,144 and 468,471 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.1,269 and Rs.1,601, respectively. Refer to
N
ote 28 of these financial statements for further details on the Dr. Reddy’s Employees Stock Option Scheme, 2018.

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

Final dividends on equity shares (including dividend tax on distribution of such dividends, if any) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The details of dividends paid by the Company are as follows:

	During the Year Ended March 31,
	2023		2022		2021
Dividend per share (in absolute Rs.)	Rs.	30	Rs.	25	Rs.	25
Dividend paid during the year		4,979		4,146		4,147

Proposed dividend

At the Company’s Board of Directors’ meeting held on May 10, 2023, the Board proposed a dividend of Rs.40 per
share and aggregating to Rs.6,661, which is
subject to the approval of the Company’s shareholders.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

21.	Earnings per share

The calculation of basic and diluted earnings per share for the years ended March 31, 2023, 2022 and 2021 was based on the profit attributable to equity shareholders of the Company, being Rs.45,067, Rs.23,568 and Rs.17,238, respectively.

The weighted average number of equity shares outstanding, used for calculating the basic earnings per share, are as follows:

	For the Year Ended March 31,
	2023		2022		2021
Number of equity shares at the beginning of the year (excluding treasury shares)		165,957,378		165,726,030		165,776,132
Effect of treasury shares held during the year		2,138		-		(56,014)
Effect of equity shares issued on exercise of stock options		75,374		156,667		124,222
Weighted average number of equity shares – Basic		166,034,890		165,882,697		165,844,340
Earnings per share of par value Rs.5 – Basic	Rs.	271.43	Rs.	142.08	Rs.	103.94

The weighted average number of equity shares outstanding, used for calculating the diluted earnings per share, are as follows:

	For the Year Ended March 31,
	2023		2022		2021
Weighted average number of equity shares – Basic		166,034,890		165,882,697		165,844,340
Dilutive effect of stock options outstanding (1)		353,280		455,937		471,701
Weighted average number of equity shares – Diluted		166,388,170		166,338,634		166,316,041
Earnings per share of par value Rs.5 – Diluted	Rs.	270.85	Rs.	141.69	Rs.	103.65

(1)
As of March 31, 2023, 2022 and 2021, 286,533, 13,284 and 235,460 options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company’s shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstand ing
.

22.	Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

	For the Year Ended March 31,
	2023		2022		2021
Sales	Rs.	234,595	Rs.	205,144	Rs.	184,202
Service income		4,508		4,380		4,105
License fees (1)		6,776		4,867		1,415
	Rs.	245,879	Rs.	214,391	Rs.	189,722

(1)	During the year ended March 31, 2023, this primarily includes the following amounts:
•	Rs.902 from the sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J.B. Chemicals and Pharmaceuticals Limited;
•	Rs.1,399 from the sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited and
•	Rs.2,640 from the sale of certain non-core dermatology brands to Eris Lifesciences Limited

The amounts recognized above are adjusted for expected sales returns. These transactions pertain to the Company’s Global Generics segment.

During the year ended March 31, 2022, the Company entered into the following agreements:

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

•
An agreement with Mankind Pharma Limited towards the sale of two of the Company's brands (Daffy bar and Combihale) in India, which formed part of the Company’s Global Generics segment. License fees includes an amount of Rs.390 towards the aforesaid sales transaction.

•
A definitive agreement with BioDelivery Sciences International, Inc. (“BDSI”), pursuant to which the Company sold its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BDSI.  Upon successful completion of the closing conditions, the Company had recognized Rs.1,084 from this transaction.
This transaction pertains to the Company’s Others segment (pertaining to its Proprietary products business).

Refer to Note 5 (“Segment reporting”) for details on revenues by therapeutic area, and revenues by geography.

Deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended March 31, 2023 and 2022.

	For the Year Ended March 31,
	2023		2022
Balance as of April 1	Rs.	2,832	Rs.	2,583
Revenue recognized during the year		(2,091)		(1,961)
Milestone payment received during the year		1,626		2,210
Balance as of March 31	Rs.	2,367	Rs.	2,832
Current		812		1,235
Non-current		1,555		1,597

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)
22.  Revenue from contracts with customers and trade receivables (continued)

Significant gross to net adjustments relating to
Company’s North America Generics business (amounts in U.S.$ millions)
:

A roll-forward for each major accrual for the Company’s North America Generics business for the fiscal years ended March 31, 2021, 2022 and 2023 is as follows:

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability (3)
	(All amounts in U.S.$)
Beginning Balance: April 1, 2020	156	80	11	24
Current provisions relating to sales during the year	1,702	245	21	15
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,656)	(247)	(19)	(20)
Ending Balance: March 31, 2021	202	78	13	19

Beginning Balance: April 1, 2021	202	78	13	19
Current provisions relating to sales during the year (1)	1,897	235	23	25
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,836)	(219)	(23)	(20)
Ending Balance: March 31, 2022	263	94	13	24

Beginning Balance: April 1, 2022	263	94	13	24
Current provisions relating to sales during the year (2)	2,121	209	22	32
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(2,137)	(216)	(22)	(21)
Ending Balance: March 31, 2023	247	87	13	35

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

**	Currently, the Company does not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, M edicaid payments or refund liability.

(1)
Chargebacks provisions and payments for the year ended March 31, 2022 were each higher as compared to the year ended March 31, 2021, primarily as a result of higher sales volumes and also due to higher pricing rates per unit for chargebacks on account of
reduction
s
in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products
.

The foregoing
 were partially off-set due to a lower pricing rates per unit for chargebacks
,
 primarily on account of a reduction in the invoice price to wholesalers for certain of our products. The rebates provisions and payments for the year ended March 31, 2022 were each lower as compared to the year ended March 31, 2021, primarily as a result of lower pricing rates per unit for rebates, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products.

(2)
Chargebacks provisions and payments for the year ended March 31, 2023 were each higher as compared to the year ended March 31, 2022, primarily as a result of higher sales volumes and also due to higher pricing rates per unit for chargebacks on account of
reduction
s
in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products,
The foregoing were
partially off-set due to a lower pricing rates per unit for chargebacks
,
 primarily on account of a reduction in the invoice price to wholesalers for certain of our products. The rebates provisions and payments for the year ended March 31, 2023 were each lower as compared to the year ended March 31, 2022, primarily as a result of lower pricing rates per unit for rebates, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products.

(3)
The Company
’
s
overall
provision for

refund liability as of March 31, 2023 relating to
the Com
pany
’
s
North America Generics business was U.S.$35
,
compared to a liability of U.S.$24 as of March 31, 2022. This increase in the Company’s

provision for such
liability was primarily attributable to a

new product launches, volume growth and product mix changes for the year ended March 31, 2023
a
s
compared to the year ended March 31, 2022.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)
22.	Revenue from contracts with customers and trade receivables (continued)

Refund liabilities:
	For the Year Ended March 31,
	2023		2022
Balance at the beginning of the year	Rs.	3,583	Rs.	2,824
Provision made during the year, net of reversals		4,606		4,406
Provision used during the year		(3,649)		(3,699)
Effect of changes in foreign exchange rates		176		52
Balance at the closing of the year	Rs.	4,716	Rs.	3,583
Current	Rs.	4,716	Rs.	3,583
Non-current		-		-

Contract asset:
As mentioned in the accounting policies for refund liability set forth in Note 3.m. of these consolidated financial statements, the Company recognizes an asset (i.e., the right to the returned goods), for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods. Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

As of March 31, 2023 and 2022, the Company had Rs.48 and Rs.43, respectively, as contract assets representing the right to returned goods.

Contract liabilities:
	As of March 31,
	2023		2022
Advance from customers	Rs.	1,169	Rs.	1,341
	Rs.	1,169	Rs.	1,341
2 3.	Other income, net

Other income, net consists of the following:
	For the Year Ended March 31,
	2023		2022		2021
Loss/(gain) on sale/disposal of non-current assets, net (1)(2)	Rs.	1,211	Rs.	(1,119)	Rs.	42
Sale of spent chemicals		(391)		(348)		(270)
Scrap sales		(280)		(206)		(142)
Miscellaneous income, net (3)		(6,447)		(1,088)		(612)
	Rs.	(5,907)	Rs.	(2,761)	Rs.	(982)

(1)
Included in the year ended March 31, 2023, is an amount of Rs.991 (EUR 11.36) representing the loss on sale of assets, pursuant to an agreement with Delpharm Development Leiden B.V for the transfer of certain assets, liabilities and employees at its site at Leiden, Netherlands. This transaction pertains to the Company’s Global Generics segment.

(2)
Included in the year ended March 31, 2022, is an amount of Rs.1,064 representing gain on sale of intangible assets, pursuant to a definitive agreement with Citius for the sale of all of its rights relating to its anti-cancer agent E7777 (denileukin diftitox). Refer to Note 14 (“Other intangible assets”) of these consolidated financial statements for further details.

(3)
Miscellaneous income for the year ended March 31, 2023 includes an amount of Rs.5,638 (U.S.$71.39 discounted to present value) towards the settlement of an ongoing patent litigation relating to the launch of a product with Indivior Inc., Indivior UK Limited, and Aquestive Therapeutics, Inc.  Refer to Note 32 (“Contingencies – Product and patent related matters – Launch of Product”) in these consolidated financial statements for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

24.
Finance income, net

Finance income, net consists of the following:

	For the Year Ended March 31,
	2023		2022		2021
In t e r e s t i n c o me	Rs.	1,180	Rs.	965	Rs.	826
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		876		277		557
F or e i gn e x c h a nge g a i n, net		2,225		1,835		1,240
Miscellaneous income, net		-		-		-*
Finance income (A)	Rs.	4,281	Rs.	3,077	Rs.	2,623
In t e r e s t e xp e n s e	Rs.	(1,428)	Rs.	(958)	Rs.	(970)
Finance expense (B)	Rs.	(1,428)	Rs.	(958)	Rs.	(970)
Finance income, net [(A)+(B)]	Rs.	2,853	Rs.	2,119	Rs.	1,653

*	Rounded to the nearest million.

25.
Income taxes

a.
Income tax expense/(benefit) recognized in the consolidated income statement

Income tax expense/(benefit) recognized in the consolidated income statement consists of the following:

	For the Year Ended March 31,
	2023		2022		2021
Current taxes
Domestic	Rs.	8,768	Rs.	4,180	Rs.	5,849
Foreign		4,090		2,231		2,323
	Rs.	12,858	Rs.	6,411	Rs.	8,172
Deferred taxes
Domestic	Rs.	3,891	Rs.	2,165	Rs.	2,736
Foreign		(1,449)		154		(1,733)
	Rs.	2,442	Rs.	2,319	Rs.	1,003
Tax expense, net	Rs.	15,300	Rs.	8,730	Rs.	9,175

b.
Income tax expense/(benefit) recognized directly in equity

Income tax expense/(benefit) recognized directly in equity consists of the following:

	For the Year Ended March 31,
	2023		2022		2021
Tax effect on changes in fair value of other investments	Rs.	-	Rs.	(293)	Rs.	293
Tax effect on effective portion of change in fair value of cash flow hedges		(354)		288		319
Tax effect on foreign currency translation differences		48		-		-
Tax effect on actuarial gains/losses on defined benefit obligations		69		(12)		(73)
	Rs.	(237)	Rs.	(17)	Rs.	539

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

25.  Income taxes (continued)

c.

Reconciliation of effective tax rate

The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2023, 2022 and 2021:

	For the Year Ended March 31,
	2023		2022		2021
Profit before income taxes	Rs.	60,367	Rs.	32,298	Rs.	26,413
Enacted tax rate in India		34.94%		34.94%		34.94%
Computed expected tax expense	Rs.	21,092	Rs.	11,285	Rs.	9,229
Effect of:
Differences between Indian and foreign tax rates	Rs.	(3,807)	Rs.	(427)	Rs.	810
Unrecognized deferred tax assets/(recognition of previously unrecognized deferred tax assets, net)		(757)		97		1,220
Expenses not deductible for tax purposes		201		208		230
Income exempt from income taxes		(769)		(1,619)		(1,807)
Foreign exchange differences		(204)		(55)		(18)
Tax expense on distributed/undistributed earnings of subsidiary outside India		-		(220)		-
Income from sale of capital assets		(602)		(305)		-
Others		146		(234)		(489)
Income tax expense/(benefit)	Rs.	15,300	Rs.	8,730	Rs.	9,175
Effective tax rate		25%		27%		35%

The Company’s effective tax rate for the year ended March 31, 2023 was lower compared to the year ended March 31, 2022 primarily on account of:

•
changes in the Company’s jurisdictional mix of earnings (i.e., increase in the proportion of the Company’s profits from lower tax jurisdictions and decrease in the proportion of the Company’s profits from higher tax jurisdictions) for the year ended March 31, 2023 as
compared to the year ended March 31, 2022; and

•
recognition of a previously unrecognized deferred tax asset on operating tax losses, primarily pertaining to Dr. Reddy’s Laboratories SA, Switzerland, as the Company believes that it is probable that there will be available taxable profits against which such tax losses can be utilized.

T
he Company’s effective tax rate for the year ended March 31, 2022 was lower as compared to the year ended March 31, 2021 primarily on account of:

•
a
lower profit base during the year ended March 31, 202
1
on account of impairment losses, a permanent difference resulting in a higher tax rate
.
After adjusting these impairment losses, the adjusted effective tax rate stands at 26.5% for the year ended March 31, 2021; and

•
inclusion
of income from sale of capital assets, which is taxable at a rate lower than the enacted tax rate for the year ended March 31, 2022. Consequently, the effective tax rate for the year ended March 31, 2022 was lower by approximately
 1% on account of income from the sale of capital assets.

The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense, net” for the year ended March 31 2023.

d.    Unrecognized deferred tax assets

The details of unrecognized deferred tax assets are summarized below:

	As of March 31,
	2023		2022
Deductible temporary differences, net	Rs.	293	Rs.	538
Operating tax loss carry-forward		4,074		4,590
	Rs.	4,367	Rs.	5,128

During the year ended March 31, 2023, the Company recognized deferred tax assets on certain operating tax losses, primarily pertaining to Dr. Reddy’s Laboratories SA, Switzerland, as the Company believes that it is probable that there will be available taxable profits against which such tax losses can be utilized.

Deferred income tax liability is not provided on undistributed earnings of Rs.30,429 and Rs.18,471 as of March 31, 2023 and 2022, respectively of subsidiaries, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all of the accumulated undistributed earnings of subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its subsidiaries.

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
Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	As of March 31,
	2023		2022
Deferred tax assets/(liabilities):
Inventories	Rs.	3,363	Rs.	3,197
Minimum Alternate Tax*		-		3,929
Trade and other receivables**		2,808		710
Operating/other tax loss carry-forward		2,086		2,053
Other current assets and other current liabilities, net		935		1,546
Property, plant and equipment		(3,139)		(3,300)
Other intangible assets		138		34
Others		172		(25)
Net deferred tax assets	Rs.	6,363	Rs.	8,144

*
As per Indian tax laws, companies are liable for a Minimum Alternate Tax (“MAT”) when current tax, as computed under the provisions of the Income Tax Act, 1961 (“Tax Act”), is determined to be below the MAT computed under section 115JB of the Tax Act. If in any year the Company pays a MAT, then it is entitled to claim credit of the MAT paid over and above the normal tax liability in the subsequent years. The MAT credit is eligible to be carried forward and set-off in the future against the current tax liabilities over a period of 15 years starting from the succeeding fiscal year in which such credit was generated
 During the year ended March 31, 2023 the Company has utilized the available MAT credit.
.

**The final regulations addressing changes in
U.S

income recognition rules under Treas. Reg. sections 1.451-3 and 1.451-8 were published on January 6, 2021, and are effective for tax years beginning on or after January 1, 2021. The final regulations
,
which are mandatory for tax years beginning after December 31, 2020, are consistent with the Internal Revenue Service’s position and therefore create the need for the Company to change its current accounting method used for chargebacks to align with the final regulations. As a consequence of the new regulations, Dr. Reddy’s Laboratories Inc. U.S.A. has created a deferred tax asset and deferred tax liability in the financial statements reported for the year ending March 31, 2022.

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

Operating loss carry-forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2024 through 2040
.

f.
Movement in deferred tax assets and liabilities during the years ended March 31, 2023 and
2022
.
	As of March 31, 2022		Recognized in income statement		Recognized in equity		As of March 31, 2023
Deferred tax assets/(liabilities):
Inventories	Rs.	3,197	Rs.	166	Rs.	-	Rs.	3,363
Minimum Alternate Tax		3,929		(3,929)		-		-
Trade and other receivables		710		2,098		-		2,808
Operating/other tax loss carry-forward		2,053		33		-		2,086
Other current assets and other current liabilities, net		1,546		(611)		-		935
Property, plant and equipment		(3,300)		161		-		(3,139)
Other intangible assets		34		104		-		138
Others		(25)		(40)		237		172
Net deferred tax assets	Rs.	8,144	Rs.	(2,018)	Rs.	237	Rs.	6,363
172

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

25.  Income taxes (continued)

The details of movement in deferred tax assets and liabilities are summarized below:

Deferred tax assets/(liabilities):	As of March 31, 2021		Recognized in income statement		Recognized in equity		As of March 31, 2022
Inventories	Rs.	3,997	Rs.	(800)	Rs.	-	Rs.	3,197
Minimum Alternate Tax		4,748		(819)		-		3,929
Trade and other receivables		569		141		-		710
Operating/other tax loss carry-forward		2,593		(540)		-		2,053
Other current assets and other current liabilities, net		1,404		142		-		1,546
Property, plant and equipment		(2,548)		(752)		-		(3,300)
Other intangible assets		(283)		317		-		34
Others		(188)		146		17		(25)
Net deferred tax assets	Rs.	10,292	Rs.	(2,165)	Rs.	17	Rs.	8,144

The amounts recognized in the consolidated income statement for the years ended March 31, 2023 and 2022 include Rs.424 and Rs.154, respectively, which represent exchange differences arising due to foreign currency translations.

g.
Uncertain tax positions

The Company is contesting various disallowances by the Income Tax authorities in India and Mexico
. The associated tax impact for disallowances being more likely than not to be accepted by
t
ax authorities is Rs.3,384
,
and accordingly, no provision is made in these consolidated financial statements as of March 31, 2023.

26.
Nature of Expense

The
following
table shows supplemental information related to certain “nature of expense” items for the years ended March 31, 2023, 2022 and 2021:

Employee benefits	For the Year Ended March 31,
	2023		2022		2021
Cost of revenues	Rs.	13,571	Rs.	11,594	Rs.	11,529
Selling, general and administrative expenses		27,505		22,486		20,052
Research and development expenses		5,389		4,778		4,718
	Rs.	46,465	Rs.	38,858	Rs.	36,299

	For the Year Ended March 31,
Depreciation	2023		2022		2021
Cost of revenues	Rs.	6,111	Rs.	5,627	Rs.	6,061
Selling, general and administrative expenses		1,511		1,476		1,491
Research and development expenses		993		1,049		975
	Rs.	8,615	Rs.	8,152	Rs.	8,527

	For the Year Ended March 31,
Amortization	2023		2022		2021
Cost of revenues	Rs.	-	Rs.	-	Rs.	-
Selling, general and administrative expenses		3,997		3,651		4,171
Research and development expenses		24		21		98
	Rs.	4,021	Rs.	3,672	Rs.	4,269

In addition, for details relating to costs of material consumed, refer to Note 10 of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27.
Employee benefits

Total employee benefit
s
expenses, including share-based payments, incurred during the years ended March 31, 2023, 2022 and 2021 amounted to Rs.46,465, Rs.38,858 and Rs.36,299, respectively.

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the
parent
c
ompany has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India and in debt securities and equity securities of Indian companies.

The components of gratuity cost recognized in the income statement for the years ended March 31, 2023, 2022 and 2021 consist of the following:

	For the Year Ended March 31,
	2023		2022		2021
Current service cost		364	Rs.	328	Rs.	281
Interest on defined benefit liability		30		33		8
Past service cost		17		-		-
Gratuity cost recognized in income statement	Rs.	411	Rs.	361	Rs.	289

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2023		2022
P r e s e nt v a l ue of funded ob l i g a t i ons	Rs.	3,076	Rs.	2,894
F a i r v a l ue of p l a n a ss e t s		(3,093)		(2,350)
Net defined benefit (Asset)/liability r e c og n i z e d	Rs.	(17)	Rs.	544

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2023		2022
D e f i n e d b e n e f i t o b l i g a t i ons a t t he b e g i nn i ng of t he y e a r	Rs.	2,894	Rs.	2,628
Current s e r v i c e c o s t		364		328
In t e r e s t on defined obligations		171		144
Past service cost		17		-
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		(61)		7
Actuarial loss/(gain) due to demographic assumptions		(32)		24
Actuarial loss/(gain) due to experience changes		67		60
B e n e f it s p a i d		(344)		(293)
Liabilities assumed/ (transferred) (1)		0 (2)		(4)
D e f i n e d b e n e f i t o b l i g a t i ons a t t he e nd o f t he y e a r	Rs.	3,076	Rs.	2,894

(1)	Liabilities assumed/(transferred):
During the year ended March 31, 2023, an amount of Rs.0 (round ed
to the nearest million) represents the transfer of liabilities on account of transfer of employees between the parent company and its subsidiaries.
During the year ended March 31, 2022, an amount of Rs.(4) represents the transfer of liabilities on account of transfer of employees between the parent company and its subsidiaries.

(2)	Rounded to the nearest million.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27.  Employee benefits (continued)

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2023		2022
Fair value of plan assets at the beginning of the year	Rs.	2,350	Rs.	1,997
Employer contributions		885		496
Interest on plan assets		141		111
Re-measurements due to:
Return on plan assets excluding interest on plan assets		62		43
Benefits paid		(344)		(293)
Assets transferred (1)		(1)		(4)
Plan assets at the end of the year	Rs.	3,093	Rs.	2,350

(1)	Assets transferred:
•	During the year ended March 31, 2023, an amount of Rs.(1) represents the transfer of plan assets on account of the transfer of employees between the parent company and its subsidiaries.
•	During the year ended March 31, 2022, an amount of Rs.(4) represents the transfer of plan assets on account of the transfer of employees between the parent company and its subsidiaries.

Sensitivity Analysis:

	As of March 31, 2023
Defined benefit obligation without effect of projected salary growth	Rs.	2,000
Add: Effect of salary growth		1,076
Defined benefit obligation with projected salary growth		3,076
Defined benefit obligation, using salary growth rate plus 50 basis points		3,160
Defined benefit obligation, using salary growth rate minus 50 basis points		2,996
Defined benefit obligation, using discount rate minus 50 basis points		2,995
Defined benefit obligation, using discount rate plus 50 basis points		3,162

Summary of the actuarial assumptions:
The actuarial assumptions used in accounting for the Gratuity plan are as follows:

The assumptions used to determine benefit obligations:

	For the Year Ended March 31,
	2023	2022	2021
Discount rate	7.30%	6.45%	6.00%
Rate of compensation increase	9.00%	8.50%	8.00%

Disaggregation of plan assets:
The Gratuity Plan’s weighted-average asset allocation as of March 31, 2023 and 2022, by asset category, was as follows:

	As of March 31,
	2023	2022
Funds managed by insurers	100%	100%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27.  Employee benefits (continued)

The expected future cash flows in respect of gratuity as of March 31, 2023 were as follows:

Expected contribution	Amount
During the year ended March 31, 2024 (estimated)	Rs.	-

Expected future benefit payments
March 31, 2024		496
March 31, 2025		469
March 31, 2026		444
March 31, 2027		417
March 31, 2028		388
Thereafter		2,735

Pension plan of the Company’s subsidiary, Industrias Quimicas Falcon de Mexico

All employees of the Company’s Mexican subsidiary, Industrias Quimicas Falcon de Mexico (“Falcon”)
,
are entitled to a pension benefit in the form of a defined benefit pension plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

The components of net pension cost recognized in the income statement for the years ended March 31, 2023, 2022 and 2021 consist of the following:

	For the Year Ended March 31,
	2023		2022		2021
Current service cost	Rs.	15	Rs.	16	Rs.	13
Interest on defined benefit liability		4		10		8
Total cost recognized in income statement	Rs.	19	Rs.	26	Rs.	21

Details of the employee benefits obligations and plan assets are provided below:
	As of March 31,
	2023		2022
P r e s e nt v a l ue of funded ob l i g a t i ons	Rs.	291	Rs.	271
F a i r v a l ue of p l a n a ss e t s		(248)		(215)
Net defined benefit liability r e c og n i z e d	Rs.	43	Rs.	56

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2023		2022
D e f i n e d b e n e f i t o b l i g a t i ons a t t he b e g i nn i ng of t he y e a r	Rs.	271	Rs.	307
Current s e r v i c e c o s t		15		16
In t e r e s t on defined obligations		27		24
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		(27)		(40)
Actuarial loss/(gain) due to change in demographic		(3)		-
Actuarial loss/(gain) due to experience changes		32		3
B e n e f it s p a i d		(74)		(58)
Foreign exchanges differences		50		19
D e f i n e d b e n e f i t o b l i g a t i ons a t t he e nd o f t he y e a r	Rs.	291	Rs.	271

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27.  Employee benefits (continued)

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2023		2022
Fair value of plan assets at the beginning of the year	Rs.	215	Rs.	169
Employer contributions		74		84
Interest on plan assets		23		15
Re-measurements due to:
Return on plan assets excluding interest on plan assets		(32)		(6)
Benefits paid		(74)		(58)
Foreign exchanges differences		42		11
Plan assets at the end of the year	Rs.	248	Rs.	215

Sensitivity Analysis:

	As of March 31, 2023
Defined benefit obligation without effect of projected salary growth	Rs.	205
Add: Effect of salary growth		86
Defined benefit obligation with projected salary growth		291
Defined benefit obligation, using salary growth rate plus 50 basis points		303
Defined benefit obligation, using salary growth rate minus 50 basis points		280
Defined benefit obligation, using discount rate minus 50 basis points		303
Defined benefit obligation, using discount rate plus 50 basis points		281

Summary of the actuarial assumptions:
The actuarial assumptions used in accounting for the Falcon defined benefit plans are as follows:

The assumptions used to determine benefit obligations:

	For the Year Ended March 31,
	2023	2022	2021
Discount rate	10.50%	9.25%	7.75%
Rate of compensation increase	4.50%	4.50%	4.50%

Disaggregation of plan assets:
The Falcon pension plan’s weighted-average asset allocation as of March 31, 2023 and 2022, by asset category, was as follows:

	As of March 31,
	2023	2022
Funds managed by insurers	50%	50%
Others	50%	50%

The expected future cash flows in respect of post-employment benefit plans in Mexico as of March 31, 2023 were as follows:

Expected contribution	Amount
During the year ended March 31, 2024 (estimated)	Rs.	-

Expected future benefit payments
March 31, 2024		5
March 31, 2025		6
March 31, 2026		11
March 31, 2027		22
March 31, 2028		29
Thereafter		710

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.1,142, Rs.1,013 and Rs.906 to the provident fund plan during the years ended March 31, 2023, 2022 and 2021, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27.  Employee benefits (continued)

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.127, Rs.83 and Rs.84 to the superannuation plan during the years ended March 31, 2023, 2022 and 2021, respectively.

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed Rs.171, Rs.131 and Rs.139 to the 401(k) retirement savings plan during the years ended March 31, 2023, 2022 and 2021, respectively. The Company has no further obligations under the plan beyond its monthly matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.214, Rs.166 and Rs.143 to the National Insurance during the years ended March 31, 2023, 2022 and 2021, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,059 and Rs.1,061 as of March 31, 2023 and 2022, respectively.

28.

 Share-based payments

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
Share-based payments
 (
c
ontinued
)

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

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2023 and 2022 is as follows:

Category A — Fair Market Value Options:
There was no stock activity under this category
during the years ended March 31, 2023 and 2022,
and there were no stock options outstanding under this category as of March 31, 2023 and 2022.

Category B — Par Value Options:
Stock options activity
under this category
during the years ended March 31, 2023 and 2022 was as set forth in the below table.

	For the Year Ended March 31, 2023
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	207,175	Rs.	5.00	Rs.	5.00	74
Granted during the year	-		-		-	-
Expired/forfeited during the year	(14,476)		5.00		5.00	-
Exercised during the year	(40,363)		5.00		5.00	-
Outstanding at the end of the year	152,336	Rs.	5.00	Rs.	5.00	65
Exercisable at the end of the year	27,094	Rs.	5.00	Rs.	5.00	41

	For the Year Ended March 31, 2022
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	217,253	Rs.	5.00	Rs.	5.00	69
Granted during the year	106,870		5.00		5.00	91
Expired/forfeited during the year	(30,322)		5.00		5.00	-
Exercised during the year	(86,626)		5.00		5.00	-
Outstanding at the end of the year	207,175	Rs.	5.00	Rs.	5.00	74
Exercisable at the end of the year	21,235	Rs.	5.00	Rs.	5.00	43

The weighted average grant date fair value of options granted during the year ended March 31, 2022 was Rs.4,985 per option. The weighted average share price on the date of exercise of options during the years ended March 31, 2023 and 2022 was Rs.4,246 and Rs.4,948 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended March 31, 2023 and 2022 was Rs.171 and Rs.428, respectively. As of March 31, 2023, options outstanding had an aggregate intrinsic value of Rs.703 and options exercisable had an aggregate intrinsic value of Rs.125.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28.
Share-based payments (continued)

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

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended March 31, 2023 and 2022 was as follows:

	For the Year Ended March 31, 2023
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	266,214	Rs.1,982.00 to Rs.5,301.00	Rs.	2,823.04	56
Granted during the year	94,302	3,905.80		3,905.80	96
Expired/forfeited during the year	-	-		-	-
Exercised during the year	(4,335)	2,607.00 to 3,679.00		2,948.77	-
Outstanding at the end of the year	356,181	Rs.1,982.00 to Rs.5,301.00		3,108.24	54
Exercisable at the end of the year	198,181	Rs.1,982.00 to Rs.5,301.00	Rs.	2,574.27	36

	For the Year Ended March 31, 2022
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	270,340	Rs.1,982.00 to Rs.3,679.00	Rs.	2,791.65	67
Granted during the year	5,144	5,301.00		5,301.00	90
Expired/forfeited during the year	(3,150)	3,679.00		3,679.00	-
Exercised during the year	(6,120)	2,607.00 to 3,679.00		3,078.55	-
Outstanding at the end of the year	266,214	Rs.1,982.00 to Rs.5,301.00		2,823.04	56
Exercisable at the end of the year	132,845	Rs.1,982.00 to Rs.3,679.00	Rs.	2,457.33	41

The weighted average grant date fair value of options granted during the years ended March 31, 2023 and 2022 was Rs.1,497 and Rs.1,841 per option, respectively. The weighted average share prices on the date of exercise of options during the years ended March 31, 2023 and 2022 was Rs.4,302 and Rs.4,967 per share, respectively.

The aggregate intrinsic value of options exercised during the year ended March 31, 2023 and 2022 was Rs.6 and Rs.12
, respectively
.
As of March 31, 2023, options outstanding had an aggregate intrinsic value of Rs.539 and options exercisable had an aggregate intrinsic value of Rs.300.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28.
Share-based payments (continued)
	For the Year Ended March 31, 2023
Category B — Par Value Options	Shares arising out of options		Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	147,015		Rs.	5.00	Rs.	5.00	68
Granted during the year	51,270			5.00		5.00	95
Expired/forfeited during the year	(40,060	) *		5.00		5.00	-
Exercised during the year	(57,329)			5.00		5.00	-
Outstanding at the end of the year	100,896		Rs.	5.00	Rs.	5.00	68
Exercisable at the end of the year	12,467		Rs.	5.00	Rs.	5.00	39

* Pursuant to approval by the Nomination, Governance and Compensation Committee, 37,268 granted options were cancelled on October 27, 2022.

	For the Year Ended March 31, 2022
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	141,999	Rs.	5.00	Rs.	5.00	71
Granted during the year	55,884		5.00		5.00	90
Expired/forfeited during the year	(18,996)		5.00		5.00	-
Exercised during the year	(31,872)		5.00		5.00	-
Outstanding at the end of the year	147,015	Rs.	5.00	Rs.	5.00	68
Exercisable at the end of the year	27,929	Rs.	5.00	Rs.	5.00	40

The weighted average grant date fair value of options granted during the years ended March 31, 2023 and 2022 was Rs.4,224 and Rs.5,235, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2023 and 2022 was Rs.4,331 and Rs.4,975, respectively.

The aggregate intrinsic value of options exercised during the years ended March 31, 2023 and 2022 was Rs.248 and Rs.158, respectively. As of March 31, 2023, options outstanding had an aggregate intrinsic value of Rs.466 and options exercisable had an aggregate intrinsic value of Rs.58.

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
Share-based payments (continued)

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

During the year ended March 31, 2023, an aggregate of
48,032
equity shares representing unappropriated inventory of shares that are not backed by grants, acquired through secondary market acquisitions were sold for an aggregate consideration of Rs. 211 in the secondary market pursuant to requirements under Chapter II Regulation 3(12) of the SEBI (share based employee benefits and sweat equity) Regulations, 2021.

The outstanding shares purchased from secondary market as of March 31, 2023 and 2022, are 371,144 and 468,471 shares for an aggregate consideration of Rs.1,269 and Rs.1,601, respectively.

Stock option activity under the DRL 2018 Plan during the years ended March 31, 2023 and 2022 was as follows:

	For the Year Ended March 31, 2023
Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	251,035	Rs.2,607.00 to Rs.5,301.00	Rs.	3,170.57	64
Granted during the year	189,289	3,905.80 to 4,338.00		3,931.91	95
Expired/forfeited during the year	(24,152)	2,607.00 to 5,310.00		3,510.83	-
Exercised during the year	(49,295)	2,607.00 to 3,679.00		2,918.78	-
Outstanding at the end of the year	366,877	Rs.2,607.00 to Rs.5,301.00	Rs.	3,574.91	69
Exercisable at the end of the year	104,920	Rs.2,607.00 to Rs.5,301.00	Rs.	3,002.16	43

	For the Year Ended March 31, 2022
Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	385,930	Rs.2,607.00 to Rs.3,679.00	Rs.	3,056.51	71
Granted during the year	8,856	4,662.70 to 5,301.00		5,289.76	90
Expired/forfeited during the year	(37,021)	2,607.00 to 5,310.00		3,157.39	-
Exercised during the year	(106,730)	2,607.00 to 3,679.00		2,938.55	-
Outstanding at the end of the year	251,035	Rs.2,607.00 to Rs.5,301.00	Rs.	3,170.57	64
Exercisable at the end of the year	68,130	Rs.2,607.00 to Rs.3,679.00	Rs.	2,859.13	47

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28.
Share-based payments (continued)

The weighted average grant date fair value of options granted during the years ended March 31, 2023 and 2022 was Rs.1,492 and Rs.1,848 per option, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2023 and 2022 was Rs.4,388 and Rs.4,922 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended March 31, 2023 and 2022 was Rs.72 and Rs.212, respectively. As of March 31, 2023, options outstanding had an aggregate intrinsic value of Rs.384 and options exercisable had an aggregate intrinsic value of Rs.110.

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

The weighted average inputs used in computing the fair value of options granted were as follows:

	January 24, 2023
Expected volatility		27.73%
Exercise price	Rs.	4,338.00
Option life		5.0 Years
Risk-free interest rate		7.21%
Expected dividends		0.71%
Grant date share price	Rs.	4,253.00

	October 27, 2022		October 27, 2022
Expected volatility		26.38%		28.13%
Exercise price	Rs.	5.00	Rs.	4,443.00
Option life		2.75 Years		5.0 Years
Risk-free interest rate		7.09%		7.35%
Expected dividends		0.67%		0.67%
Grant date share price	Rs.	4,491.00	Rs.	4,491.00

	July 27, 2022		July 27, 2022
Expected volatility		28.41%		27.65%
Exercise price	Rs.	4,212.00	Rs.	5.00
Option life		5.0 Years		6.0 Years
Risk-free interest rate		7.13%		6.81%
Expected dividends		0.70%		0.70%
Grant date share price	Rs.	4,260.00	Rs.	4,260.00

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28.
 Share-based payments (continued)

	May 19, 2022		May 19, 2022		May 19, 2022
Expected volatility		28.27%		28.28%		28.32%
Exercise price	Rs.	3,906.00	Rs.	3,906.00	Rs.	3,906.00
Option life		5.5 Years		4.5 Years		5.0 Years
Risk-free interest rate		7.24%		7.13%		7.17%
Expected dividends		0.76%		0.76%		0.76%
Grant date share price	Rs.	3,929.00	Rs.	3,929.00	Rs.	3,929.00

	October 28, 2021		October 28, 2021		October 28, 2021
Expected volatility		29.20%		28.53%		29.04%
Exercise price	Rs.	4,663.00	Rs.	5.00	Rs.	5.00
Option life		5.0 Years		2.5 Years		5.0 Years
Risk-free interest rate		5.94%		4.86%		5.99%
Expected dividends		0.55%		0.55%		0.54%
Grant date share price	Rs.	4,570.00	Rs.	4,570.00	Rs.	4,570.00

	May 13, 2021		May 13, 2021
Expected volatility		29.38%		30.02%
Exercise price	Rs.	5,301.00	Rs.	5.00
Option life		5.0 Years		2.5 Years
Risk-free interest rate		5.70%		4.64%
Expected dividends		0.47%		0.47%
Grant date share price	Rs.	5,301.00	Rs.	5,301.00

Share-based payment expense

	For the Year Ended March 31,
	2023		2022		2021
Equity settled share-based payment expense (1)	Rs.	397	Rs.	592	Rs.	584
Cash settled share-based payment expense (2)		247		148		157
	Rs.	644	Rs.	740	Rs.	741

(1)
As of March 31, 2023 and 2022, there was Rs.516 and Rs.701, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.87 years and 1.93 years, respectively.

(2)
Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of March 31, 2023 and 2022, there was Rs.222 and Rs.101, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.99 years and 1.82 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

29.

Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods and for research and development services;
•	Pudami Educational Society towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	Dr. Reddy’s Institute of Life Sciences for research and development services ;
•	AverQ Inc. for professional consulting services;
•	Shravya Publications Private Limited for professional consulting services;
•	Samarjita Management Consultancy Private Limited for professional consulting services;
•	DRES Energy Private Limited for the purchase of solar power and lease rentals received ;
•	Stamlo Industries Limited for hotel services;
•	Iosynth Labs Private Limited for research and development services ;
•	Ahimsa Trust for contributions for social development; and
•	NICE Foundation for contributions for social development.

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

The following is a summary of significant related party transactions:

	For the Year Ended March 31,
	2023		2022		2021
Contributions towards social development	Rs.	482	Rs.	230	Rs.	230
Catering expenses paid		367		319		301
Purchase of solar power		121		124		127
Research and development services received		134		122		105
Sale of goods		110		21		22
License fee		62		57		-
Lease rentals paid		39		39		37
Facility management services paid		39		36		36
Hotel expenses paid		35		18		8
Civil works		33		52		55
Salaries to relatives of key management personnel		16		12		8
Professional consultancy services paid		2		75		30
Lease rentals received		1		1		1
Research and development services provided		-		-		93
Others		5		-		-

The Company had the following amounts due from related parties:

	As of March 31,
	2023		2022
Key management personnel and close members of their families	Rs.	8	Rs.	8
Other related parties		1		1

The Company had the following amounts due to related parties:

	As of March 31,
	2023		2022
Due to related parties	Rs.	17	Rs.	10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

29. Related parties (continued)

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable year ended:

	For the Year Ended March 31,
	2023		2022		2021
S a l a r i e s a nd o t h e r b e n e f it s	Rs.	912	Rs.	627	Rs.	803
Co n t r i bu t i ons t o d e f i n e d c on t r i bu t i on p l a ns		30		30		34
Co mm i ss i on t o d i r e c t o r s		378		305		301
S h a r e -b a s e d p a y m e n t s expense		194		214		259
	Rs.	1,514	Rs.	1,176	Rs.	1,397

Some
of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

30.

Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of March 31, 2023 and 2022, respectively were as follows:

	As of March 31, 2023				As of March 31, 2022
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	5,779	Rs.	5,779	Rs.	14,852	Rs.	14,852
Other investments		56,678		56,678		33,181		33,181
Trade and other receivables		72,485		72,485		66,818		66,818
Derivative financial instruments		1,232		1,232		1,906		1,906
Other assets (1)		5,678		5,678		2,347		2,347
Total	Rs.	141,852	Rs.	141,852	Rs.	119,104	Rs.	119,104
Liabilities:
Trade and other payables	Rs.	26,444	Rs.	26,444	Rs.	25,572	Rs.	25,572
Derivative financial instruments		137		137		479		479
Long-term borrowings		6,082		6,082		6,763		6,763
Short-term borrowings		7,390		7,390		27,082		27,082
Other liabilities and provisions (2)		30,926		30,926		26,238		26,238
Total	Rs.	70,979	Rs.	70,979	Rs.	86,134	Rs.	86,134

(1)
Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.15,191 and Rs.12,449 as of March 31, 2023 and 2022, respectively, are not included.

(2)	Other liabilities and provisions:
•
Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.16,907 and Rs.14,491 as of March 31, 2023 and 2022, respectively, are not included.

•	Amounts as of March 31, 2022 includes consideration payable of Rs.84 pursuant to the acquisition of Nimbus Health, GmbH . Refer to Note 6 (“Business Combinations” for details.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

30. Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2023:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	38,180	Rs.	-	Rs.	-	Rs.	38,180
FVTPL - Financial asset - Investment in limited liability partnership firm (2)		-		-		378		378
FVTPL - Financial asset - Investments in equity securities		70		-		1		71
FVTOCI - Financial asset - Investments in equity securities		281		-		-		281
FVTOCI - Financial asset - Investments in market linked debentures		994		-		-		994
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts (1)		-		1,095		-		1,095

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2022:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	16,751	Rs.	-	Rs.	-	Rs.	16,751
FVTPL - Financial asset - Investment in limited liability partnership firm (2)		-		-		386		386
FVTPL - Financial asset - Investments in equity securities		200		-		1		201
FVTOCI - Financial asset - Investments in equity securities		999		-		-		999
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts (1)		-		1,427		-		1,427

(1)
The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives which are valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs, including foreign exchange forward rates, interest rate curves and forward rate curves.

(2)	Fair value of these instruments is determined based on independent valuation report, which considers net asset value method.

As of March 31, 2023 and 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Derivative financial instruments
The Company had a derivative financial asset and derivative financial liability of Rs.1,232 and Rs.137, respectively, as of March 31, 2023, as compared to derivative financial asset and derivative financial liability of Rs.1,906 and Rs.479, respectively, as of March 31, 2022, towards these derivative financial instruments.

Details of gain/(loss) recognized in respect of derivative contracts
The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts to hedge highly probable forecast transaction
s

during the applicable year ended:

	For the Year Ended March 31 ,
	2023		2022		2021
Net gain recognized in finance costs in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	Rs.	62	Rs.	245	Rs.	96
Net (loss)/ gain / recognized in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognized as component of revenue		(905)		883		1,123
Net (loss)/ gain reclassified from equity and recognized as component of revenue occurrence of forecasted transaction		(4,375)		525		340

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.379 as of March 31, 2023, compared to a gain of Rs.1,284 as of March 31, 2022.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

30. Financial instruments (continued)

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2023.
Category	Instrument	Currency (1)	Cross Currency (1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	GBP	INR	GBP 13	Sell
	Forward contract	RUB	INR	RUB 2,614	Sell
	Forward contract	U.S.$	INR	U.S.$ 456	Sell
	Forward contract	U.S.$	MXN	U.S.$ 10	Buy
	Forward contract	ZAR	INR	ZAR 84	Sell
	Forward contract	U.S.$	RON	U.S.$ 21	Buy
	Forward contract	U.S.$	AUD	U.S.$ 4	Buy
	Forward contract	EUR	U.S.$	EUR 65	Buy
	Forward contract	GBP	U.S.$	GBP 52	Buy
	Forward contract	U.S.$	CLP	U.S.$ 3	Buy
	Forward contract	U.S.$	COP	U.S.$ 9	Buy
	Forward contract	U.S.$	BRL	U.S.$ 2	Buy
	Forward contract	EUR	INR	EUR 1	Sell
	Forward contract	CAD	INR	CAD 2	Sell
	Option contract	U.S.$	INR	U.S.$ 45	Sell
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 4	Sell
	Forward contract	RUB	INR	RUB 3,380	Sell
	Forward contract	U.S.$	INR	U.S.$ 172	Sell
	Option contract	RUB	U.S.$	RUB 4,000	Sell
	Option contract	U.S.$	INR	U.S.$ 657	Sell

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2022.
Category	Instrument	Currency (1)	Cross Currency (1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	GBP	INR	GBP 9	Sell
	Forward contract	RUB	INR	RUB 7,171	Sell
	Forward contract	U.S.$	INR	U.S.$ 720	Sell
	Forward contract	U.S.$	MXN	U.S.$ 21	Buy
	Forward contract	ZAR	INR	ZAR 31	Sell
	Forward contract	U.S.$	RUB	U.S.$ 1	Buy
	Forward contract	U.S.$	RON	U.S.$ 12	Buy
	Forward contract	U.S.$	AUD	U.S.$ 4	Buy
	Forward contract	GBP	U.S.$	GBP 48	Buy
	Forward contract	EUR	U.S.$	EUR 47	Buy
	Forward contract	U.S.$	KZT	U.S.$ 9	Buy
	Forward contract	U.S.$	CLP	U.S.$ 3	Buy
	Forward contract	U.S.$	COP	U.S.$ 7	Buy
	Forward contract	U.S.$	BRL	U.S.$ 3	Buy
	Forward contract	EUR	INR	EUR 2	Sell
	Forward contract	U.S.$	THB	U.S.$ 2	Buy
	Option contract	U.S.$	INR	U.S.$ 60	Sell
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 4	Sell
	Forward contract	RUB	INR	RUB 9,600	Sell
	Forward contract	U.S.$	INR	U.S.$ 68	Sell
	Forward contract	ZAR	INR	ZAR 122	Sell
	Option contract	U.S.$	INR	U.S.$ 275	Sell
(1)
“AUD” means Australian dollars, “BRL” means Brazilian reals, “CAD” means Canadian dollars, “COP” means Colombian pesos, “CLP” means Chilean pesos, “EUR” means Euros, “GBP” means U.K. pounds sterling, “INR” means Indian rupees, “KZT” means Kazakhstan tenges, “MXN” means Mexican pesos, “RON” means Romanian new leus, “RUB” means Russian roubles, “THB” means Thai bahts, “U.S.$” means United States dollars and “ZAR” means South African rands.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

30. Financial instruments (continued)

The table below summarizes the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

	As of March 31,
	2023		2022
Cash flows in U.S dollars
Not later than one month	Rs.	5,505	Rs.	2,653
Later than one month and not later than three months		11,011		5,305
Later than three months and not later than six months		16,516		6,139
Later than six months and not later than one year		30,568		11,824
	Rs.	63,600	Rs.	25,921
Cash flows in Russian roubles
Not later than one month	Rs.	560	Rs.	460
Later than one month and not later than three months		1,665		1,513
Later than three months and not later than six months		4,545		3,528
Later than six months and not later than one year		1,030		3,331
	Rs.	7,800	Rs.	8,832
Cash flows in Australian dollars
Not later than one month	Rs.	-	Rs.	10
Later than one month and not later than three months		28		60
Later than three months and not later than six months		55		48
Later than six months and not later than one year		149		134
	Rs.	232	Rs.	252
Cash flows in South African rands
Not later than one month	Rs.	-	Rs.	41
Later than one month and not later than three months		-		98
Later than three months and not later than six months		-		146
La ter than six months and not later than one year		-		350
	Rs.	-	Rs.	635

Hedges of changes in the interest rates:

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

A net gain/(loss) of Rs.0 for each of the years ended March 31, 2023, 2022 and 2021, representing the changes in the fair value of interest rate swaps used as hedging instrument in a cash flow hedge is recognized in the statement of comprehensive income. For balance interest rate swaps, the changes in fair value (including cross currency interest rate swaps) are recognized as part of the finance costs. Accordingly, the Company has recorded, as part of finance cost, a net gain of Rs.0, Rs.32 and Rs.164 for the years ended March 31, 2023, 2022 and 2021, respectively.

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

In respect of the Company’s forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:
•	a Rs.5,902/(5,905) increase/(decrease) in the Company’s hedging reserve and a Rs.3,118/(3,118) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2023;

•	a Rs.3,169/(2,937) increase/(decrease) in the Company’s hedging reserve and a Rs.5,378/(5,375) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2022; and

•	a Rs.4,824/(4,195) increase/(decrease) in the Company’s hedging reserve and a Rs.2,658/(2,658) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 202 1 .

The following table analyzes foreign currency risk from non-derivative financial instruments as of March 31, 2023:

	U.S. dollars		Euro		Russian roubles		Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	2,613	Rs.	228	Rs.	60	Rs.	131	Rs.	3,032
Other investments		6,263		-		-		-		6,263
Trade and other receivables		51,106		266		978		294		52,644
Other assets		627		31		1,250		14		1,922
Total	Rs.	60,609	Rs.	525	Rs.	2,288	Rs.	439	Rs.	63,861
Liabilities:
Trade and other payables	Rs.	9,745	Rs.	2,496	Rs.	530	Rs.	302	Rs.	13,073
Long-term borrowings		1,346		90		19		102		1,557
Other liabilities and provisions		8,433		81		104		540		9,158
Total	Rs.	19,524	Rs.	2,667	Rs.	653	Rs.	944	Rs.	23,788

The following table analyzes foreign currency risk from non-derivative financial instruments as of March 31, 2022:

	U.S. dollars		Euro		Russian roubles		Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	11,468	Rs.	205	Rs.	80	Rs	87	Rs.	11,840
Other investments		26		-		-		-		26
Trade and other receivables		44,443		382		945		144		45,914
Other assets		125		19		3		17		164
Total	Rs.	56,062	Rs.	606	Rs.	1,028	Rs.	248	Rs.	57,944
Liabilities:
Trade and other payables	Rs.	6,742	Rs.	2,019	Rs.	455	Rs.	284	Rs.	9,500
Long-term borrowings		1,885		29		16		52		1,982
Other liabilities and provisions		6,258		146		123		413		6,940
Total	Rs.	14,885	Rs.	2,194	Rs.	594	Rs.	749	Rs.	18,422

* Rounded to the nearest million.

(1)	Others primarily consists of U.K. pounds sterling, Swiss francs, Romanian new leus, Chinese yuans (Renminbi), Canadian dollars and Ukrainian hryvnia.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

31. Financial risk management (continued)

For the years ended March 31, 2023 and 2022, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company’s net profit by Rs.4,007 and Rs.3,952, respectively.

Interest rate risk

As of March 31, 2023, the Company had Rs.648 of loans carrying a floating interest rate of CDI+1.2% and Rs.2,414 of loans carrying a floating interest rate of TIIE+1.15%.

As of March 31, 2022, the Company had loans with floating interest rates as follows: Rs.4,000 of loans carrying a floating interest rate of the 3 Months India Treasury Bill less 5 bps; Rs.13,800 of loans carrying a floating interest rate of the 3 Months India Treasury Bill; Rs.411 of loans carrying a floating interest rate of the 3 Months India Treasury Bill plus 25 bps; Rs.1,137 of loans carrying a floating interest rate of 1 Month LIBOR + 80bps; Rs.800 of loans carrying a floating interest rate of CDI+1.79%; and Rs.2,017 of loans carrying a floating interest rate of TIIE+1.15%.

For details of the Company’s short-term and long-term loans and borrowings, including interest rate profiles, refer to Note 17 of these consolidated financial statements.

For the years ended March 31, 2023, 2022 and 2021, every 10% increase or decrease in the floating interest rate component (i.e., CDI, and TIIE) applicable to its loans and borrowings would affect the Company’s net profit by Rs.37, Rs.89 and Rs.37, respectively.

The carrying value of the Company’s borrowings, interest component of which was designated in a cash flow hedge, was Rs.0 as of March 31, 2023 and 2022.

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
As of March 31, 2023,
the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

31.   Financial risk management (continued)

Details of financial assets – not due, past due and impaired

None of the Company’s cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as of March 31, 2023. The Company’s credit period for trade and other receivables payable by its customers generally ranges from 20 - 180 days.

The aging of trade and other receivables is given below:

	As of March 31,
Particulars		2023		2022
Neither past due nor impaired	Rs.	65,528	Rs.	51,505
Past due
Less than 365 days		7,092		15,501
More than 365 days		1,123		1,006
	Rs.	73,743	Rs.	68,012
Less : Allowance for credit losses		(1,258)		(1,194)
Total	Rs.	72,485	Rs.	66,818

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

As of March 31, 2023 and 2022, the Company had uncommitted lines of credit from banks of Rs.68,516 and Rs.39,989, respectively.

As of March 31, 2023, the Company had working capital of Rs.121,095, including cash and cash equivalents of Rs.5,779, investments in term deposits with banks, bonds, market linked debentures and commercial papers, of Rs.17,739 and investments in units of mutual funds of Rs.38,180.

As of March 31, 2022, the Company had working capital of Rs.87,841, including cash and cash equivalents of Rs.14,852, investments in term deposits with banks, bonds and commercial papers, of Rs.12,562 and investments in units of mutual funds of Rs.16,751.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in Note 17 to these consolidated financial statements) as of March 31, 2023:

Particulars	2024		2025		2026		2027		Thereafter		Total
Trade and other payables	Rs.	26,444	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	26,444
Bank overdraft, short-term borrowings		7,390		-		-		-		-		7,390
Derivative financial instruments		137		-		-		-		-		137
Other liabilities and provisions		30,110		-		-		-		816		30,926

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32.
Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position result of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

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

After the Delaware District Court’s decision
, Indivior filed a second lawsuit against the Company alleging infringement of three additional U.S. patents (numbers 9,687,454, 9,855,221 and 9,931,305) in the U.S. District Court for the District of New Jersey (the “New Jersey District Court”), styled Indivior Inc. et al. v. Dr. Reddy’s Laboratories S.A., Civil Action No. 2:17-cv-07111 (D.N.J.). Following the launch, on June 15, 2018, Indivior filed an emergency application for a temporary restraining order and preliminary injunction against the Company in the New Jersey District Court. Indivior’s motion alleged that the Company’s generic sublingual film product infringed one of three U.S. patents (number 9,931,305) at issue in the New Jersey District Court. Pending a hearing and decision on the injunction application, the New Jersey District Court initially issued a temporary restraining order against the Company with respect to further sales, offer for sales, and imports of its generic sublingual film product in the United States. Subsequently, on July 14, 2018, the New Jersey District Court granted a preliminary injunction in favor of Indivior. Under the order, Indivior was required to and did post a bond of U.S.$72 to pay the costs and damages sustained by the Company if it was found to be wrongfully enjoined. The Company immediately appealed the decision, and the Court of Appeals agreed to expedite the appeal.

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

On February 19, 2019, the New Jersey District Court entered a stipulated order of dismissal of Indivior’s claims under U.S. patent number 9,855,221. On November 5, 2019, the New Jersey District Court issued its claim construction decision construing certain terms in U.S. patent numbers 9,931,305 and 9,687,454. After such claim construction decision, on January 8, 2020, the New Jersey District Court entered a stipulated order that the Company’s generic sublingual film product does not infringe the asserted claims in U.S. patent number 9,931,305. In the stipulated order, Indivior reserved the ability to appeal the New Jersey District Court’s claim construction order. The Company filed a motion requesting that the New Jersey District Court enter partial final judgment in the Company’s favo
u
r relating to the allegations of infringement of U.S. patent number 9,931,305, which the District Court denied without prejudice on August 24, 2020, pending resolution of Indivior’s allegations relating to U.S. patent number 9,687,454.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32. Contingencies (continued)

Launch of product (continued)

On November 11, 2019, a Magistrate Judge in the District of New Jersey granted the Company leave to file a counterclaim against Indivior that alleges that Indivior engaged in anticompetitive conduct by making false or misleading statements to the New Jersey District Court during the preliminary injunction proceedings in violation of federal antitrust laws. Indivior appealed the Magistrate Judge’s ruling to the New Jersey District Court Judge and, on August 24, 2020, the New Jersey District Court Judge denied Indivior’s appeal. The New Jersey District Court did grant Indivior’s motion to bifurcate the patent claims and the antitrust claims into two separate trials. Fact discovery closed on January 29, 2021, and expert discovery closed on September 24, 2021.  Indivior filed a motion for summary judgment that it is immune from antitrust liability under the Noerr-Pennington doctrine and that the Company is not entitled to seek damages in excess of the injunction bond. The Company filed a motion for summary judgment that Indivior’s remaining claims for patent infringement are barred by the doctrines of issue preclusion, claim preclusion, and prosecution laches and that Indivior’s damages claim should be limited to a reasonable royalty.  Summary judgment briefing closed on January 12, 2022.  No trial date had been set.

In addition to the

New Jersey
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

On June 2, 2020, the PTAB issued a final written decision in the Company’s favour finding that the Company had demonstrated that claims 1–5, 7, and 9–14 of U.S. Patent No. 9,687,454 (“the ’454 patent”) were unpatentable. The PTAB upheld the validity of only one of the challenged claims, claim 8. Additionally, claim 6 was not at issue in the inter-partes review and therefore not subject to the final written decision. Claims 6 and 8 remain asserted against the Company in the New Jersey District Court litigation. Indivior filed a timely notice of appeal of the PTAB’s Final Written Decision (“FWD”) for claims 1-5, 7, and 9-14, and the Company cross appealed the PTAB’s FWD on claim 8. On November 24, 2021, a panel of the Federal Circuit issued a decision affirming the PTAB’s decision in all respects.  On January 26, 2022, Indivior filed a petition with the Federal Circuit seeking rehearing of the panel’s decision. On March 16, 2022, the Federal Circuit denied Indivior’s petition for rehearing and the mandate was issued on March 23, 2022. As a result of the Federal Circuit’s decision, the only remaining valid claims of the ’454 patent to be litigated before the district court were claims 6 and 8.

On June 23, 2022, the Company entered into a settlement agreement with Indivior Inc. and Indivior UK Limited, and Aquestive Therapeutics, Inc. Under this settlement, the Company will receive payments totaling U.S.$72 by March 31, 2024. The agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims.
On June 28, 2022 the U.S. District Court for the District of New Jersey dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties.

Matters relating to National Pharmaceutical Pricing Authority
Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the “DPCO”), the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favo
u
r of the Company; however it subsequently dismissed the case in April 2004.

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

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believed strengthened its defen
c
e against the demand.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)
32. Contingencies (continued)

Norfloxacin, India litigation
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
In addition, the Company have filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as “specified product” as per DPCO 1995 and the related Demand Notices issued thereunder. The matters are tagged along with the Norfloxacin matter and have been adjourned to July 12, 2023 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiova
scular and Anti-diabetic formulations

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

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of Rs.776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit Rs.100 and furnish a bank guarantee for Rs.676. Pursuant to the order, the Company deposited Rs.100 on September 13, 2017 and submitted a bank guarantee of Rs.676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Cour

directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to August 4, 2023 for hearing.

Based on its best estimate, the Company has recorded a provision of Rs.395 under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

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
Contingencies
(continued)
Other product and patent related matters

Child resistant packaging matter complaint under the False Claims Act (“FCA”)

In May

2012
, the Consumer Product Safety Commission (the “CPSC”) requested that Dr. Reddy’s Laboratories Inc., a wholly-owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that the Company had violated the Consumer Product Safety Act (the “CPSA”) and the Poison Prevention Packaging Act (the “PPPA”) and that the CPSC intended to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about August 14, 2008 through June 1, 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC's special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC’s allegations.

Simultaneously, the U.S. Department of Justice (the “DOJ”) began to investigate a sealed complaint which was filed in the United States District Court for the Eastern District of Pennsylvania
(‘Court”)
under the Federal False Claims Act (“FCA”) related to these same issues (the “FCA Complaint”). The Company cooperated with the DOJ in its investigation. The DOJ and all States involved in the investigation filed a notice of declination
stating each would not

to intervene in the FCA Complaint. On November 10, 2015, the FCA Complaint was unsealed and the plaintiff whistle-blowers, who are two former employees of the Company, proceeded without the DOJ’s and applicable States’ involvement. The unsealed FCA Complaint relates to the 6 blister pack products originally subject to the investigation and also 38 of the Company’s generic prescription products sold in the U.S. in various bottle and cap packaging.

The Company filed its response to the

plaintiff’s
FCA Complaint on February 23, 2016 in the form of a motion to dismiss for failure to state a claim upon which relief can be granted. On March 26, 2017, the Court granted the Company’s motion to dismiss, dismissing the FCA Complaint and allowing the plaintiffs one more chance to refile this complaint in an attempt to plead sustainable allegations.

On March 29, 2017, the plaintiffs filed their final amended FCA Complaint, which the Company opposed and during the three months ended March 31, 2018, the Company obtained dismissal of the FCA Complaint with prejudice
.
The plaintiffs filed a petition with the Court requesting that the Court reconsider its decision to dismiss the FCA Complaint with prejudice, and that request was denied.

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

During the three months ended March 31, 2018, the Company obtained dismissal of the FCA Complaint with prejudice
.
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

On August 23, 2020, the Company and certain other defendants entered into a settlement agreement. The settlement agreement calls for the dismissal with prejudice of the claims brought by the plaintiff on behalf of the putative class, in exchange for the payment of U.S.$0.4. The Company paid that amount into escrow. The Court preliminarily approved the settlement on October 5, 2020. The settlement agreement explicitly disclaims any liability or wrongdoing.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32.
Contingencies
(continued)

Other product and patent related matters (continued)

Namenda Litigation (continued)

Following the settlement agreement, the Company recognized such amount in the income statement for the three months ended September 30, 2020.

The Court granted final approval of the settlement by order dated March 23, 2023.

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

Ranitidine recall and litigation

On October 1, 2019
, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were “similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats.” See
https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs
. On April 1, 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately.
See
https://www.fda.gov/news-events/press-announcements/fda-requests-removal-all-ranitidine-products-zantac-market
.

Individual federal court personal injury lawsuits, as well as various class actions, were transferred to the In re Zantac (Ranitidine) Products Liability Litigation Multidistrict Litigation in the Southern District of Florida, MDL-2924 (“MDL-2924”). The Company and/or one or more of its U.S. subsidiaries have been named as a defendant in over 3,620 lawsuits in MDL-2924.  Approximately 3,000 of those cases have been filed since the MDL-2924 Court’s
Daubert
ruling which triggered a deadline for filings by claimants in the census registry who agreed to file their lawsuits in federal court.  The census registry established in MDL-2924 included tens of thousands of claimants who did not file complaints but preserved claims against the many pharmaceutical manufacturer, distributor and retailer defendants in MDL-2924.  In August of 2022, the defendants exited all registry plaintiffs alleging non-designated cancers (i.e. types of cancers that are not being pursued by plaintiffs’ leadership in the MDL-2924) and all registry plaintiffs alleging designated cancers who did not commit to filing a complaint in federal court.  As a result, state court filings commenced. MDL-2924 also involves a proposed nationwide consumer class action and a proposed nationwide class action for medical monitoring. A third-party payor class action was dismissed without prejudice.  On November 7, 2022, that dismissal was affirmed by the U.S. Court of Appeals for the Eleventh Circuit.

On December 31, 2020, the MDL-2924 Court ruled on multiple motions to dismiss in MDL-2924 and granted the generic manufacturers’ (the Company is a generic manufacturer) motion to dismiss based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. Plaintiffs filed their amended complaints and the defendants, including the Company, filed motions to dismiss seeking dismissal of all claims against them on March 24, 2021. On July 8, 2021, the Court dismissed all claims, including the proposed nationwide consumer class action and proposed nationwide class action for medical monitoring, against the Company and other generic manufacturers with prejudice based on federal preemption. The MDL-2924 Court’s dismissal decisions have been piecemeal appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit, resulting in at least four rounds of appeals.  Motions to dismiss rounds two and three of plaintiffs’ appeals have been filed, but no merits briefing or oral argument has yet occurred.  In addition, rounds two and three of plaintiffs’ appeals were stayed in light of the bankruptcy proceedings involving co-defendant Par Pharmaceutical (a subsidiary of Endo).  Plaintiffs sought relief from the bankruptcy stay as to the non-debtor defendants in the second round of appeals and the United States Court of Appeals for the 11th Circuit (“11th Circuit”) granted that request. However, another co-defendant, Lannett Co., recently filed bankruptcy, and the appeals remain stayed because of that entity’s bankruptcy proceedings.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32.
Contingencies
(continued)

Other product and patent related matters (continued)

Ranitidine recall and litigation (continued)

While the generic manufacturer defendants were previously dismissed with prejudice from MDL-2924 on federal preemption grounds, the brand manufacturer defendants were not dismissed, and therefore continued to litigate.  Following substantial briefing and argument, on December 6, 2022, the MDL-2924 Court entered an Omnibus Order on All Pending Daubert Motions and Defendants’ Summary Judgment Motion.  In so doing, the Court granted brand defendants’ motions to exclude plaintiffs’ expert witnesses and entered summary judgment in favor of the brand defendants as to all claims involving bladder, esophageal, gastric, liver, and pancreatic cancers.  The MDL-2924 Court then set a deadline of April 12, 2023 for plaintiffs to identify whether they plan to provide general causation expert reports as to any non-designated cancers.  In addition, the MDL-2924 Court issued an order to show cause why summary judgment should not be entered for designated cancers as to all defendants and an order to show cause why summary judgment should not be entered against all plaintiffs for designated cancers, regardless of the date the case was filed.  Briefing on the show cause orders took place in April and May of 2023. On May 15, 2023, the MDL-2924 Court issued an order entering summary judgment pursuant to rule 56(f), granting summary judgment on the basis of Daubert as to all defendants (including generics) in all cases alleging designated cancers filed before May 5, 2023.  The MDL-2924 Court also issued a Third Order to Show Cause pertaining to the economic class action complaint, and briefing continues with respect to that Order. Since the MDL-2924 Court’s
Daubert
decision, more than a thousand plaintiffs have filed Notices of Appeal.  Those appeals are in the initial stages in the 11th Circuit, and no motion practice or merits briefing has taken place yet.  The MDL-2924 judge also issued an indicative ruling, finding that, if the 11th Circuit returns jurisdiction to the District Court, she would grant summary judgment in favor of the generic defendants based on
Daubert
as to the designated cancers.  In light of the indicative ruling, the non-brand defendants have asked the 11th Circuit to remand the pending appeals back to the MDL-2924 Court, and the plaintiffs have opposed.  The 11th Circuit has not yet ruled.  Finally, the most recent round of appeals involves some cases naming Par and/or Lannett, and it is unclear how the bankruptcy stays will impact this round of appeals and/or the request for remand.

Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserted claims of statutory and common law public nuisance and negligence against the Company.  The Company joined in an effort to transfer the case from the Santa Fe County Court to MDL-2924, but the case was remanded by the MDL-2924 Court to the Santa Fe County Court. Plaintiff filed an amended complaint on April 16, 2021. The defendants’ motions to dismiss, including the Company’s federal preemption motion to dismiss, were denied.  The case is currently in the discovery stage.  Trial has been scheduled on or after September 15, 2025. In November 2020, the City of Baltimore filed a similar action against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserted public nuisance and negligence claims against the Company. The City of Baltimore action also was transferred to MDL-2924 and subsequently was remanded to the Circuit Court of Maryland. The City of Baltimore filed an amended complaint, which the defendants moved to dismiss.  The Company’s federal preemption motion to dismiss was granted in February 2022 and it is not currently a defendant in the case. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health (“CFEH”) in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products.  The Company and other defendants filed demurrers (motions to dismiss) in the case, and on May 7, 2021 the Court granted the generic manufacturer defendants’ demurrers without leave to amend the pleadings.  CFEH appealed that decision and appellate briefing is completed.  Oral argument took place on March 1, 2023.  On March 9, 2023, the appellate court affirmed dismissal of the generic manufacturer defendants.  The plaintiff is seeking appellate review from the California Supreme Court.

As mentioned, a large number of claimants were exited from the MDL-2924 census registry by the defendants. As a result, more than 360 plaintiffs have filed suit against the Company in California, Illinois, New Jersey, New York, and Pennsylvania state courts. More state court filings could follow. The California cases were filed in Alameda County and will be transferred to the existing Judicial Council Coordination Proceedings (“JCCP”) (which has been pending for years with respect to the brand defendants). The Illinois cases have been filed in Madison, St. Clair, and Cook Counties and have been consolidated for pretrial purposes in Cook County. Trial dates have been established in eight Cook County cases in which the Company is named as a defendant. Those trials are set for April 25, 2024, June 5, 2024, July 19, 2024, October 23, 2024, November 18, 2024, January 16, 2025, February 10, 2025, and February 20, 2025. Plaintiffs may seek additional trial settings. The Pennsylvania cases were filed in Philadelphia County and are consolidated in the Philadelphia Complex Litigation Center. The New York cases were filed in New York and Suffolk Counties, and consolidated in New York County. Generally, they allege, among other things, failure to warn, design defect and negligence. The defendants have moved, or intend to move, to dismiss these cases. The New Jersey cases were filed in Middlesex County, but were voluntarily dismissed as to the generic defendants on March 23, 2023.

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

Further, on November 17, 2016, certain class action complaints were filed against the Company and a number of other pharmaceutical companies as defendants in the E.D.P.A. Federal Court. Subsequently, these complaints were consolidated into one amended complaint as part of a multi-district, multi
-
product litigation pending with the E.D.P.A. Federal Court. These complaints allege that the Company and the other named defendants have engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of pravastatin sodium tablets and divalproex sodium extended-release tablets in the United States.

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

The Company denies any wrongdoing, believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Also any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

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

32.
Contingencies
(continued)

United States Antitrust Multi-District Litigations (continued)

On May 10, 2019, the Attorneys General of forty-nine U.S. States, the Commonwealth of Puerto Rico and the District of Columbia, filed a Complaint in the United States District Court for the District of Connecticut against twenty-one generic pharmaceutical companies (including the Company’s U.S. subsidiary) and fifteen individual defendants, with respect to 114 generic drugs, alleging that the Company’s U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the 114 named drugs. Under the MDL rules, this action will be designated a related “tag along” action and will be transferred to and become a part of the MDL-2724. The Company’s U.S. subsidiary is specifically named as a defendant with respect to five generic drugs (ciprofloxacin HCL tablets, glimepiride tablets, oxaprozin tablets, paricalcitol and tizanidine), and is named as an alleged co-conspirator on an alleged “overarching conspiracy” with respect to the other thirteen generic drugs named. The Complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and the consumer protection and antitrust laws of each of the jurisdictions that are plaintiffs. The Complaint seeks injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney’s fees and costs, against all named defendants on a joint and several basis, on behalf of the plaintiff jurisdictions and their citizens and inhabitants. The Company denies any wrongdoing and intends to vigorously defend against the claims asserted.

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

d)
Antitrust “Overarching Conspiracy” Cases Filed by Direct Payor Plaintiffs, End Payor Plaintiffs and Indirect Reseller Plaintiffs Classes:

In June 2018, three class action complaints were filed in the MDL-2724 by Direct Purchaser Plaintiffs, Indirect Resellers Plaintiffs and End Payor Plaintiffs classes. All three complaints allege conspiracies in restraint of trade in violation of Sections 1 of the Sherman Act, and violations of thirty-one State antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment seeking injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants o
n a joint and several basis
. They allege an “overarching conspiracy” among the named defendants involving fifteen drugs and, with slight variations, name approximately twenty-five generic pharmaceutical manufacturers including the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc.

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

e)
Antitrust Case Filed by The Kroger Co., Albertsons Companies, LLC, and H.E. Butt Grocery Company, L.P.:

On January 22, 2018, each of the Kroger Co., Albertsons Companies, LLC, and H.E. Butt Grocery Company, L.P., filed a complaint against the Company’s U.S. subsidiary and thirty-three other companies alleging that they had engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the thirty named generic drugs. An amended complaint was filed on December 20, 2018. The Company’s U.S. subsidiary is specifically named as a defendant with respect to three generic drugs (divalproex ER, meprobamate and zoledronic acid), and is named as an alleged co-conspirator on an alleged “overarching conspiracy” claim with respect to the other generic drugs named.

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

32.
Contingencies
(continued)

United States Antitrust Multi-District Litigations (continued)

f)
Antitrust Case Filed by Humana Inc.:

On August 3, 2018, Humana, Inc., filed a complaint against the Company’s U.S. subsidiary and thirty-nine other companies alleging that they had engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of twenty-nine named generic drugs. On December 15, 2020, Humana, Inc., filed an Amended Complaint encompassing fifty-one defendants and a total of one hundred forty-nine drugs. In the Amended Complaint, the Company’s U.S. subsidiary is specifically named as a defendant with respect to eighteen generic drugs: allopurinol, ciprofloxacin ER, eszopiclone, fluconazole, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metoroprolol succinate ER, montelukast, omeprazole sodium bicarbonate, oxaprozin, paricalcitol, ranitidine, sumatriptan, tizanidine, valganciclovir, and zoledronic acid.  The Company’s subsidiary is also named as a co-conspirator on an alleged “overarching conspiracy” claim with respect to the other generic drugs named. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of thirty-one States’ antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

g)
Antitrust Case Filed by Marion Diagnostic Center, LLC, and Marion Healthcare, LLC:

On September 25, 2018, Marion Diagnostic Center, LLC, and Marion Healthcare, LLC, filed a complaint in the MDL-2724, on behalf of themselves and a class of all direct purchasers from distributors, against the Company’s U.S. subsidiary and twenty-two other defendants, including a major distributor of pharmaceutical products, involving a total of sixteen generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to sixteen generic drugs. The complaint was amended December 21, 2018 and April 1, 2019. The Company’s U.S. subsidiary is specifically named with respect to two drugs: meprobamate and zoledronic acid. Plaintiffs also allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaints. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of twenty-four States’ antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

h)
Antitrust Case Filed by United Healthcare Services, Inc.:

On January 16, 2019, United Healthcare Services, Inc., filed a complaint against the Company’s U.S. subsidiary and forty-two other defendants, involving a total of thirty generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to the thirty drugs. The Company’s U.S. subsidiary is specifically named with respect to four drugs: divalproex ER, meprobamate, pravastatin and zoledronic acid. On December 15, 2020, United Healthcare Services filed an Amended Complaint increasing the number of drugs to 116. In the Amended Complaint, the Company’s U.S. subsidiary is specifically named as a defendant with respect to 9 generic drugs: ciprofloxacin HCL, divalproex ER, glimepiride, meprobamate, oxaprozin, paricalcitol, pravastatin, tizanidine and zoledronic acid. Plaintiffs also allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaints. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of the thirty States’ antitrust laws and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney's fees and cost against all defendants on a joint and several basis.
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

United States Antitrust Multi-District Litigations (continued)

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

On December 19, 2019, a new class action complaint was filed by the End Payor Plaintiffs. The complaint alleges a conspiracy in restraint of trade in violation of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of twenty-eight States’ antitrust statutes and twenty-nine States’ consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney’s fees and costs. The complaint alleges an “overarching conspiracy” among the named defendants involving one hundred and thirty-five drugs and, with slight variations, names approximately thirty-six generic pharmaceutical manufacturers, including the Company’s U.S. subsidiary. The Complaint was amended September 4, 2020.

The drug-specific allegations against the Company’s U.S. subsidiary involve eight of the one hundred thirty-five drugs, including allopurinol, ciprofloxacin HCL, fluconazone, glimepiride, oxaprozine, paricalcitol, ranitidine HCL and tizanidine. The Company denies any wrongdoing and intends to vigorously defend against these claims.

On December 19, 2019, a new class action complaint was filed by certain pharmacy and hospital indirect purchaser plaintiffs. The complaint alleges a conspiracy in restraint of trade in violation of Sections 1 and 3 of the Sherman Act, 15 U.S.C. §1 and §3, and violations of forty-three States’ antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney’s fees and costs against all named defendants o
n a joint and several basis
.
The complaint alleges an “overarching conspiracy” among the named defendants involving one hundred and sixty-two drugs and, with slight variations, names approximately twenty-eight generic pharmaceutical manufacturers, including the Company’s U.S. subsidiary, as well as seven pharmaceutical distributor defendants and sixteen individual defendants. The Complaint was amended July 2022.

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

On November 18, 2019, a class action complaint was filed in the Supreme Court of the State of New York, Nassau County, by fourteen New York State Counties (Nassau, Allegany, Clinton. Cortland, Franklin, Fulton, Greene, Herkimer, Lewis, Madison, Montgomery, Niagara, Schenectady and Steuben). Fourteen counties in New York State filed a complaint against the Company’s U.S. subsidiary and thirty-three other defendants, involving a total of forty-five generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. The complaint alleges an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. The Company’s U.S. subsidiary is specifically named with respect to five drugs: glimepiride, glyburide-metformin, meprobamate, tizanidine and zoledronic acid. Plaintiffs also allege that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

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

United States Antitrust Multi-District Litigations (continued)

n)	Antitrust Case Filed by MSP Recovery Claims, Series LLC, MAO-MSO Recovery II, LLC, and MSPA Claims I, LLC (collectively “MSP Recovery”), as Assignees of certain Medicare Advantage Plans:

On December 16, 2019, MSP Recovery filed a complaint against the Company’s U.S. subsidiary and twenty-five other defendants, involving a total of sixteen generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to the sixteen drugs. The Company’s U.S. subsidiary is specifically named with respect to one drug: divalproex ER. The Complaint was amended on December 15, 2020, increasing the number of drugs to 197.

In the Amended Complaint, the Company’s U.S. subsidiary is named with respect to 9 drugs:

allopurinol, ciprofloxacin, divalproex ER, glimepiride, meprobamate, oxaprozin, paricalcitol, tizanidine and zoledronic acid. Plaintiffs also allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaint.

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

On December 27, 2019, Molina Healthcare Inc. filed a complaint against the Company’s U.S. subsidiary and forty-one other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. On December 15, 2020, Molina Healthcare filed an Amended Complaint against a total of fifty-eight defendants involving one hundred eighty-four drugs. In the Amended Complaint, the Company’s U.S. subsidiary is specifically named with respect to nineteen drugs: allopurinol, ciprofloxacin, divalproex ER, eszopiclone, fluconazole, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metroprolol succinate ER, montelukast, omeprazole sodium bicarbonate, oxaprozine, paricalcitol, ranitidine, sumatriptan, tizanidine, valganciclovir and zoledronic acid. Plaintiffs allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaint. The complaint also alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of eleven States’ antitrust laws and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

p)	Antitrust Class Action by Direct Purchaser Plaintiff:

 On February 7, 2020, a new class action complaint was filed by Direct Purchaser Plaintiffs. The Complaint alleges a conspiracy in restraint of trade in violation of Sherman Act Sections 1 and 3.  The Complaint seeks recovery of treble damages pre-judgment and post-judgment interest and recovery of costs.  The Complaint was amended October 21, 2020. The Complaint, as amended, alleges an “overarching conspiracy” among the named defendants involving 131 drugs and 50 defendants including the Company’s U.S. subsidiary.  The drug specific allegations against the Company’s U.S. subsidiary involve seven drugs:  allopurinol, fluconazole, glimepiride, oxaprozin, paricalcitol, ranitidine and tizanidine. The Company denies any wrongdoing and intends to vigorously defend against these claims.

q)

Antitrust
Case
Filed by
Harri
s Co
unty, T
exas:

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

r)	Antitrust Complaint Filed by Westchester County, Illinois Public Risk Fund and the United Crafts Benefits Fund Insurance Companies:

On March 16, 2022, an Amended Complaint was filed by the County of Westchester, the Illinois Public Risk Fund and the United Crafts Benefits Fund against the Company and 35 other defendants. The Amended Complaint alleges an overarching conspiracy to fix prices and allocate markets for 294 generic drugs. Of the 294 drugs, the Company is specifically named with respect to 13 drugs: allopurinol, ciprofloxacin, divalproex, glimepiride, isotretinoin, lamotrigine, meprobamate, metoprolol succinate, oxaprozin, paricalcitol, tizanidine, valganciclovir and zoledronic acid. The Complaint alleges violations of Sections 4 and 16 of the Clayton Act, as well as violations of the Antitrust Statutes of Illinois and New York and Unjust Enrichment claims under the laws of Illinois and New York. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32.
Contingencies
(continued)

United States Antitrust Multi-District Litigations (continued)

s)	Pennsylvania Court of Common Pleas Praecipe For a Writ of Summons Filed by 7 End Payor Entities consisting of Blue Cross Blue Shield entities and other health insurance companies:

On
May 6, 2020, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 7 Blue Cross Blue Shield entities and other health insurance companies, against the Company’s U.S. subsidiary and 69 other defendants (consisting of 51 other pharmaceutical companies and 17 individuals). These 7 plaintiffs had been previously encompassed by the End Payor Plaintiff class actions in the MDL
-2724
. Only a Praecipe For Writ of Summons has been filed. No complaint has been filed and, therefore, the potential claims have not been asserted or delineated in any manner, including what drugs any such claims may relate to. A complaint may, at some point, be filed encompassing the claims asserted by the End Payor Plaintiff class actions in the MDL
-2724
actions. It is anticipated that this action will be placed in Deferred Status Pending Further Developments in the related MDL
-2724
case. Because no Complaint has been filed setting forth any claims, and because it is expected that the action will be placed into Deferred Status, no response is required by the Company’s subsidiary at this time.

t)	Antitrust Case Filed by Cigna Corp.:

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

u)	Antitrust Case Filed by Rite Aid Corporation and Rite Aid Hdqtrs. Corp.:

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

v)	Antitrust Complaint Filed by Suffolk County, New York:

On August 27, 2020, Suffolk County, New York, filed a complaint against the Company’s U.S. subsidiary and forty-six other defendants, involving a total of one hundred thirty generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. The Company’s U.S. subsidiary is specifically named with respect to twelve drugs: ciprofloxacin ER, divalproex ER, fenofibrate, fluconazole, glimepiride, glyburide, metformin, oxaprozine, pravastatin, ranitidine, tizanidine and zoledronic acid. Plaintiffs allege that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

w)	Antitrust Complaint Filed by J M Smith:

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

32.
Contingencies
(continued)

United States Antitrust Multi-District Litigations (continued)

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

x)	Antitrust Complaint Filed by Walgreen Company:

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

y)	Antitrust Complaint Filed by CVS Pharmacy Inc.:

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

z)	Antitrust Complaint Filed by Various Counties, Cities and Insurance Companies :

On December 15, 2020, a Complaint was filed in the Supreme Court of the State of New York, Suffolk County, by a group of 22 plaintiffs against the Company and 35 other defendants. Plaintiffs include 14 New York Counties (Albany, Cattaraugus, Chemung, Chenango, Columbia, Erie, Essex, Livingston, Monroe, Oneida, Onondaga, Otsego, Schuyler and Yates), the Town of Amherst, New York, the City of Poughkeepsie, New York, the City of Mobile, Alabama, the Counties of Osceola, Florida, and Shelby, Tennessee, and three insurance companies (Magnacare Insurance, Mebco and WCA Group Health Trust). The case has been transferred to, and consolidated with, the MDL-2724 litigation. The Complaint was amended on June 30, 2021. The Amended Complaint alleges an overarching conspiracy to fix prices and allocate markets for 294 generic drugs. Of the 294 drugs, the Company is specifically named with respect to 13 drugs: allopurinol, ciprofloxacin, divalproex, glimepiride, isotretinoin, lamotrigine, meprobamate, metoprolol succinate, oxaprozine, paricalcitol, tizanidine, valganciclovir and zoledronic acid. The Complaint alleges violations of Sections 1 and 2 of the Sherman Act, as well as violations of the Antitrust Statutes of Alabama, Florida, New York and Tennessee and Unjust Enrichment claims under the laws of Alabama, Florida, New York and Tennessee. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

aa)	Antitrust Complaint Filed by Westchester County, New York:

On
August 30
, 2021, a Complaint was filed in the Supreme Court of the State of New York, Westchester County, by Westchester County against the Company and 57 other defendants. The case has been removed to the United States District Court for the Southern District of New York and is in the process of being transferred to, and consolidated with, the MDL-2724 litigation. The complaint alleges an overarching conspiracy to fix prices and allocate markets for approximately 142 generic drugs. Of the 142 drugs, the Company is specifically named with respect to 3 drugs: divalproex, meprobamate, and zoledronic acid. The complaint alleges violations of Sections 1 and 3 of the Sherman Act, Sections 4 and 16 of the Clayton Act, and the Antitrust Statutes of New York, as well as Unjust Enrichment claims under the laws of New York. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)
32.	Contingencies (continued)
United States Antitrust Multi-District Litigations (continued)

b b )	Pennsylvania Court of Common Pleas Praecipe For a Writ of Summons Filed by 21 End Payor Entities consisting of A meriHe alth entities and other health insurance companies:

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
bb
) above
are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Section 36 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company’s U.S. and Canadian subsidiaries on January 15, 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs.

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

On July 24, 2020, the Company received the NDA approval from the U.S. FDA for the
Xeglyze
® product.

On September 25, 2020, the Company’s Swiss subsidiary filed an action in Delaware Chancery Court against Hatchtech to rescind the APA based upon claims of fraud, negligent misrepresentations and mutual mistake in connection with the acquisition of the product Xeglyze
®
, which was dismissed as being untimely under the Delaware statute of limitations.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32.
Contingencies
(continued)

Civil Litigation and Arbitration with Hatchtech Pty Limited (continued)

On October 8, 2020, Hatchtech filed an arbitration demand against the Swiss subsidiary before the American Arbitration Association, International Center for Dispute Resolution (“AAA-ICDR”), in New York City, claiming that it was owed U.S.$20 for the NDA approval milestone and U.S.$25 for the ovicidal label approval milestone.

On January 25, 2021, the Company’s Swiss subsidiary filed a Writ of Summons and Statement of Claim in Victoria at Melbourne, Australia, against Hatchtech (as a nominal party), certain of its officers and a principal shareholder, alleging misrepresentations in connection with the acquisition of the Xeglyze
®
product and seeking damages and other relief.

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

On February 2, 2022, the Company and Hatchtech entered into a Global “Settlement and Transfer Agreement” dated February 2, 2022 pursuant to which the APA and all other agreements between the Company and Hatchtech were terminated, the pending litigation in Australia was dismissed with prejudice, the Company and Hatchtech exchanged mutual general releases of all claims that they had or may have against each other, and the Company transferred the Xeglyze
®
product (and all patents and intellectual property relating to the Xeglyze
®
product) back to Hatchtech for the sum of US $1 which Hatchtech paid and the Company received on February 15, 2022.

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
On May 9, 2018, the Company and other defendants filed a motion to dismiss the complaint in the
United States District Court for the District of New Jersey
.

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
656499/2021)
. This Complaint was subsequently amended by Teva on
January 26, 2022
.  In its Amended Complaint, Teva alleges that the Company breached the supply agreements between the parties relating to Veraring, failed to pay carrying costs, and breached the implied covenant of good faith and fair dealing, seeking monetary damages and all other remedies available under law. On
January 6, 2022
, the Company asserted counterclaims against Teva, asserting that Teva breached its contractual obligations to the Company by, among other things, failing to adhere to cGMP and producing product unfit for human use, seeking monetary damages and all other remedies available under law.

On March 15, 2023, Dr. Reddy’s Laboratories, S.A., on behalf of itself and affiliates, entered into a Settlement Agreement with Teva, on behalf of itself and affiliates, relating to the Veraring Litigation and Veraring. Pursuant to the Settlement Agreement, all claims between the parties have been dismissed with prejudice and without any admission of liability by any of the parties.

Other matters

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended March 31, 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

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

As on March 31, 2022, the Company based on its best estimate, recorded a provision of Rs.983 in this regard.

On June 1, 2022, Dr. Reddy’s Laboratories, Inc. entered into a Settlement Agreement and Release with the Texas AG and the Texas Health & Human Services Commission related to the Covered Conduct. Pursuant to the Settlement Agreement and Release, on July 6, 2022, Dr. Reddy’s Laboratories, Inc. paid the total sum of U.S.$12.9 to the State of Texas as a full and final settlement of any claims being investigated by the State of Texas in relation to the Covered Conduct. Neither Dr. Reddy’s Laboratories, Inc. nor the Company admitted to any facts or liability in connection with this settlement. The settlement was a compromise and settlement on disputed issues of fact and law.

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

During the three months ended September, 2019, the Telangana State Pollution Control Board (“TSPCB”) issued Operational Guidelines basis the NGT, Chennai Order dated October 24, 2017, G.O.Ms. No. 24 dated April 24, 2019 and G.O.Ms. No. 31 dated May 24, 2019 and sought to recover retrospectively an amount of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 for all the industrial units situated in Patancheru and Bollaram for the purposes of restoration of such affected area. The Company has four industrial units situated in Patancheru and Bollaram. The Consent For Operation (“CFO”) for change of product mix application filed by one of the industrial unit of the Company has been recommended for issuance of CFO with change of product mix only upon payment of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 to the TSPCB. The Company intends to vigorously defend itself against the Operational Guidelines.

In November 2019, demand notices were issued by the TSPCB for collection of Corpus Fund of 0.5% as remediation fee on the previous year turnover as per Operational Guidelines dated August 3, 2019 issued by TSPCB under the guise of G.O.Ms No. 24 dated April 24, 2019 and G.O.Ms No. 31 dated May 24, 2019 and basis the judgment of NGT, Chennai dated October 24, 2017 for the fiscal years 2015-2016 to 2018-2019 received by CTO-1, CTO-2, CTO-3 and CTO-5 of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32.
Contingencies
(continued)

Environmental matters (continued)

Land pollution(continued)

On November 22, 2019, The Hon’ble High Court of Judicature at Hyderabad issued an Interim Order which stayed the demand on the condition that the Company deposit Rs.60 as the remediation fee for the fiscal year 2018-2019 payable in the fiscal year 2019-2020. The deposit of Rs.60 was made and the Interim Order is continuing.
 The Hon’ble High Court has disposed of the matter with a liberty to the Company to approach the NGT, if necessary.
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

The appeals filed by Mr. K. Chidambaram against the Orders of the Appellate Authority, Andhra Pradesh are disposed as the same do not survive for consideration as the G.O. based on which the then APPCB had passed its order which was subject matter of appeal before the Appellate Authority has itself been amended vide order July 25, 2013. However, the NGT, Delhi passed a direction for the issue of pollution to be considered by the Joint Committee of Central Pollution Control Board, National Environmental Engineering Institute (“NEERI”), and the Telangana State Pollution Control Board to ascertain the present status of pollution issues in the Medak, Ranga Reddy, Mahaboobnagar and Nalagonda districts in the State of Telangana particularly in the Patancheru and Bollaram industrial clusters and file a report within three months before the NGT, Delhi.

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

However, the
Company has paid, under protest
, an amount
of Rs.354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

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

April 2011 to March 2014	Rs.27 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favour of the Company

The Company has recorded a provision of Rs.51 as of March 31, 2023 and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

Notices from Commissioner of Goods and Services Tax, India

In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly availed input tax credit of Rs.307. The Company then received an order from the Additional Commissioner of Goods and Services Tax in favor of the Company’s right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order before the Commissioner of Goods and Services Tax (Appeals). Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company’s right to claim such input tax credit availment. The Company has filed an Appeal against such order before Hon’ble High Court of Telangana. The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of Rs.31 from the Goods and Service Tax (“GST”) authorities of various states pursuant to which it has recorded a provision of
Rs.31 as of March 31, 2023.

In February 2022, the Company has paid under protest an amount of Rs.123 towards a reversed GST charge
.
The Company believes that such GST amount paid is not payable and the entire amount will be refundable to the Company upon the refund claim by the Company.

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is Rs.463. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2023.

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
211

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

33.
Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, had approved the amalgamation of Dr. Reddy’s Holdings Limited (“DRHL”), an entity held by the Promoter Group, which held 24.83% of Dr. Reddy’s Laboratories Limited (the “Company”)
,
into the Company (the “Scheme”). This Scheme was subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal (“NCLT”) and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme was intended to simplify the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively was to continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme was borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoter Group.

During the fiscal year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India (“SEBI”). The petition for approval of the Scheme was filed with the Hon’ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the NCLT, Hyderabad Bench vide its Order dated April 5, 2022. Subsequently, the Company filed the NCLT order with the Ministry of Company Affairs on April 8, 2022 (“Effective Date”). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of Rs.5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares, face value of Rs.5 each were allotted to the shareholders of DRHL. There was no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/ cancellation of equity shares pursuant to the approved Scheme.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

34.
Military conflict between Russia and Ukraine

The Company considered the uncertainty relating to the military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the conflict is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the conflict including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these consolidated financial statements.

The Company’s supply chain has been impacted primarily in Russia and Ukraine, both in terms of higher freight costs and increase in the lead time by suppliers to deliver products. However, the Company has been able to service its customers without any significant shortages or disruptions. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended March 31, 2023, the impact of this conflict on the Company’s operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

35.
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

36.
Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at other facilities of the Company:
Month and year	Unit	Details of observations
October 2019	API Srikakulam plant (SEZ), Andhra Pradesh	Four observations were noted. The Company responded to the observations in November 2019. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit.
February 2020	Formulations Srikakulam Plant (SEZ) Unit I
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
In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as Voluntary Action Indicated (“VAI”).

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

March 2021	API Middleburgh Plant, New York, United States	Three observations were noted. In February 2022, an EIR was issued by the U.S. FDA indicating the closure of the audit.
April 2021	Integrated Product Development Organization (IPDO), Bachupally, Hyderabad, India	No observations noted. Establishment Inspection Report (“EIR”)/Remote Record Review Summary was received on August 10, 2021 and the U.S. FDA concluded that this remote record review was closed.
October 2021	Formulations manufacturing facilities {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)} at Duvvada, Visakhapatnam, India	Eight observations were noted. In February 2022, an EIR was issued by the U.S. FDA indicating the closure of the audit.
July 2022	Formulations manufacturing facility (FTO XI) at Srikakulam, India	Two observations were noted in the U.S. FDA inspection. The Company responded to the observations in July 2022. In August 2022, an EIR was issued by the U.S. FDA indicating the closure of audit.
May 2023	API Hyderabad plant 1, Bollaram, Hyderabad, India	One observation was noted. The Company responded to the observation on May 24, 2023.
May 2023	Formulations Srikakulam (SEZ) plant 2, Andhra Pradesh, India	Four observations were noted. The Company responded to the observations on June 5, 2023.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

37.
Subsequent events

Please refer to Notes 20, 32 and 36 of these consolidated financial statements for the details of subsequent events relating to the proposed dividend, contingencies and Regulatory Inspection of facilities respectively.

Agreement with Mayne Pharma Group Limited (“Mayne”)

On February 27, 2023, the Company entered into an asset purchase agreement with Australia based Mayne, to acquire its U.S. generic prescription product portfolio. The portfolio consists of approximately
45
commercial products,
40
approved non-marketed products and
4
pipeline products, including a number of generic products focused on women’s health. Approved high-value products include a hormonal vaginal ring, a birth control pill and a cardiovascular product. This acquisition will complement the Company’s U.S. retail prescription pharmaceutical business with limited competition products.

Under the terms of the agreement, the Company acquired the portfolio for an upfront payment of
 U.S.$90
in cash, a contingent consideration of up to
 U.S.$15
, and consideration towards inventory and credits for certain accrued channel liabilities, to be determined on the closing date. The closing of this transaction was subject to satisfactory completion of closing conditions including the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

T
he acquisition was consummated on April 6, 2023 upon the completion of all closing conditions, and the Company paid net consideration of U.S.$93. Net consideration represents amounts transferred for acquisition of other intangible assets of U.S.$90 and inventories of U.S.$24 which amounts were adjusted with credits towards accrued channel liabilities of U.S.$21.

Settlement Agreement with Janssen Group

On April 27, 2023, the Company entered into a settlement agreement with Janssen Group, pursuant to which the Company received a one-time payment of CAD 9 in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).

Allotment of shares under Share-based payment

On June 3, 2023, the Company allotted 16,666 equity shares to various employees (15,562 equity shares exercised at Rs.5 per share pursuant to the DRL 2002 Plan and 1,104 equity shares exercised at Rs.5 per share underlying 1,104 ADRs pursuant to the DRL 2007 plan).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

38.
Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company. Tabulated below is the list of subsidiaries and joint ventures as of March 31, 2023:

Name of the subsidiary/joint venture	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100% (3)
Aurigene Oncology Limited ( formerly Aurigene Discovery Technologies Limited )	India	100%
Aurigene Pharmaceutical Services Limited	India	100% (3)
beta Institut gemeinnützige GmbH	Germany	100% (7)
betapharm Arzneimittel GmbH	Germany	100% (7)
Cheminor Investments Limited	India	100%
Cheminor Employees Welfare Trust	India	Refer to below footnote (13)
Chirotech Technology Limited	United Kingdom	100% (2)(5)
Dr. Reddy’s Research Foundation	India	Refer to below footnote (13)
Dr. Reddy's Employees ESOS Trust	India	Refer to below footnote (13)
Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100% (8)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100% (8)
Dr. Reddy’s Laboratories (UK) Limited	United Kingdom	100% (5)
Dr. Reddy’s Laboratories Canada, Inc.	Canada	100% (8)
Dr. Reddy's Laboratories Chile SPA.	Chile	100% (8)
Dr. Reddy’s Laboratories, Inc.	U.S.A.	100% (8)
Dr. Reddy’s Laboratories Japan KK	Japan	100% (8)
Dr. Reddy’s Laboratories Kazakhstan LLP	Kazakhstan	100% (8)
Dr. Reddy’s Laboratories Louisiana, LLC	U.S.A.	100% (1)
Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.	Malaysia	100% (8)
Dr. Reddy’s Laboratories New York, LLC	U.S.A.	100% (1)
Dr. Reddy ’ s Laboratories Philippines Inc.	Philippines	100% (8)
Dr. Reddy’s Laboratories Romania S.R.L.	Romania	100% (8)
Dr. Reddy’s Laboratories SA	Switzerland	100%
Dr. Reddy’s Laboratories Taiwan Limited	Taiwan	100% (8)
Dr. Reddy ’ s Laboratories (Thailand) Limited	Thailand	100% (8)
Dr. Reddy’s Laboratories LLC	Russia	100% (8)
Dr. Reddy’s Laboratories, LLC	Ukraine	100% (8)
Dr. Reddy’s New Zealand Limited	New Zealand	100% (8)
Dr. Reddy’s S.R.L.	Italy	100% (9)
Dr. Reddy’s Bio-Sciences Limited	India	100%
Dr. Reddy’s Laboratories (Australia) Pty. Limited	Australia	100% (8)
Dr. Reddy’s Laboratories S.A.S.	Colombia	100% (8)
Dr. Reddy’s Research and Development B.V.	Netherlands	100% (10)
Dr. Reddy’s Venezuela, C.A.	Venezuela	100% (8)
Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited (from August 19, 2020)	China	100% (8)
DRES Energy Private Limited	India	26% (12)
DRL Impex Limited	India	100% (11)
Dr. Reddy’s Formulations Limited (from March 11, 2021)	India	100%
Idea2Enterprises (India) Private Limited	India	100%
Imperial Credit Private Limited	India	100%
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33% (4)
Lacock Holdings Limited	Cyprus	100% (8)
Nimbus Health, GmbH (from February 24, 2022)	Germany	100% (7)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

38.
Organizational structure
(continued)

Name of the subsidiary/joint venture	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Promius Pharma, LLC	U.S.A.	100% (1)
Reddy Holding GmbH	Germany	100% (8)
Reddy Netherlands B.V.	Netherlands	100% (8)
Reddy Pharma Iberia S.A.U.	Spain	100% (8)
Reddy Pharma Italia S.R.L.	Italy	100% (6)
Reddy Pharma SAS	France	100% (8)
SVAAS Wellness Limited	India	100%

(1)	Indirectly owned through Dr. Reddy’s Laboratories, Inc.

(2)	Entity under liquidation.

(3)	Indirectly owned through Aurigene Oncology Limited.

(4)
Kunshan Rotam Reddy Pharmaceutical Co. Limited is
a
subsidiary as per the Indian Companies Act, 2013, as the Company holds a 51.33% stake. However, the Company accounts for this investment by the equity method and does not consolidate it in the Company’s financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.

(6)	Indirectly owned through Lacock Holdings Limited.

(7)	Indirectly owned through Reddy Holding GmbH.

(8)	Indirectly owned through Dr. Reddy’s Laboratories SA.

(9)	Indirectly owned through Reddy Pharma Italia S.R.L.

(10)	Indirectly owned through Reddy Netherlands B.V.

(11)	Indirectly owned through Idea2Enterprises (India) Pvt. Limited.

(12)	Accounted in accordance with IFRS 11, “Joint Arrangements” .

(13)	The Company does not have any equity interests in this entity, but has significant influence or control over it.

ITEM 19. EXHIBITS
Exhibit Number	Description of Exhibits	Footnotes
1.1	Memorandum and Articles of Association of the Registrant dated February 4, 1984.	(1)(3)(4)
1.2	Certificate of Incorporation of the Registrant dated February 24, 1984.	(1)(3)
1.3	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.	(1)(3)
1.4	Amendment to Memorandum and Articles of Association of the Registrant dated June 12, 2009 (regarding an increase in our authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into Dr. Reddy’s Laboratories Limited, its parent company).	(5)
1.5	Amendment to Memorandum and Articles of Association of the Registrant dated July 19, 2010 Order of the Hon’ble High Court of Andhra Pradesh, India dated July 19, 2010 (regarding Amendment to Memorandum and Articles of Association of the Registrant and capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(7)
1.6	Amended and Restated Articles of Association of the Registrant dated September 17, 2015.	(8)
1.7	Amendment to Memorandum and Articles of Association of the Registrant dated April 5, 2022, and Order of Hon’ble National Company Law Tribunal, Hyderabad Bench, dated April 5, 2022 (to effect an increase in the Registrant’s authorized share capital pursuant to the amalgamation of Dr. Reddy’s Holdings Limited into the Registrant).	(10)
2.1	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.	(1)
2.2	Description of Securities registered under Section 12 of the Exchange Act.
2.3	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.	(2)
2.4	Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.	(6)
2.5	Dr. Reddy’s Employees Stock Option Scheme, 2018.	(9)
4.1	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.	(1)
4.2.1#	Business Transfer Agreement with Wockhardt Limited and Dr. Reddy’s Laboratories Limited dated as of February 12, 2020.
4.2.2#	Letter Agreements for the amendment of the Business Transfer Agreement dated as of April 28, 2020.
4.2.3#	Letter Agreements for the amendment of the Business Transfer Agreement dated as of June 9, 2020.
4.2.4#	Letter Agreements for the amendment of the Business Transfer Agreement dated as of June 9, 2021.
8	List of subsidiaries, associates and joint ventures of the Registrant.
12.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young Associates LLP).
(1)	Previously filed on March 26, 2001 with the SEC along with Form F-1.
(2)	Previously filed on October 31, 2002 with the SEC along with Form S-8.
(3)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.
(4)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.
(5)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2010.
(6)	Previously filed on March 5, 2007 with the SEC along with Form S-8.
(7)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2011.
(8)	Incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K dated September 25, 2015.
(9)	Previously filed on September 5, 2018 with the SEC along with Form S-8.
(10)	Incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K dated June 2, 2022.

#	Certain confidential portions of this Exhibit were omitted because they both (i) are not material and (ii) are of the type that the Registrant treats as private and confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
DR. REDDY’S LABORATORIES LIMITED

	By:	/s/ Erez Israeli
Erez Israeli
Chief Executive Officer

	By:	/s/ Parag Agarwal
Parag Agarwal
Chief Financial Officer

June 13, 2023

