Form 20-F
period 2024-03-31
DR REDDYS LABORATORIES LTD
filed 2024-06-12
CIK 1135951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2024

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

166,818,266 Equity Shares

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
☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
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
☐
No
☑

Currency of Presentation and Certain Defined Terms

In this annual report on Form 20-F, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation, references to “EUR” or “euros” are to the legal currency of the European Union and references to “CAD” are to the legal currency of Canada. Our financial statements are prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. These standards include International Accounting Standards, or “IAS”, and their interpretations issued by the International Financial Reporting Interpretations Committee, or “IFRIC”, or its predecessor, the Standing Interpretations Committee, or “SIC”. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to our “ADSs” are to our American Depositary Shares.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications. References to the “SEC” are to the U.S. Securities and Exchange Commission.

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

Our financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1 = Rs.83.34, as published by Federal Reserve Board of Governors on March 29, 2024. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is
https://www.drreddys.com
. Information contained in our website,
www.drreddys.com
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

•
current challenges associated with conducting business globally, including uncertainty regarding the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, its magnitude and its adverse effects or economic instability, major hostilities or terrorism;

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

For example, in April 2024 the U.S. FDA issued a complete response letter (“CRL”) in response to our biologics license application (“BLA”) for a biosimilar rituximab
.
The CRL was in reference to the ongoing resolution of observations arising from the October 2023 inspection of our Biologics facility in Hyderabad, India, as well as certain aspects pertaining to the BLA. Although we intend to address these concerns promptly
and resubmit our
BLA
, there is no guarantee that the U.S.  FDA will ultimately approve our resubmitted
BLA
, and we could experience further delays relating to the development of the biosimilar
product.

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

Our results of operations may suffer if these products are not timely developed, approved or successfully commercialized. Refer to Note 12 (“Property, plant and equipment”), Note 13 (“Goodwill”) and Note 14 (“Other Intangible Assets”) of our consolidated financial statements for details of impairment of non-current assets.

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

If we fail to comply fully with government regulations or to maintain continuing regulatory oversight applicable to our research and development activities or if a regulatory agency delays or denies approvals for new products
, it may affect realization of product revenues.

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
The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to public officials or otherwise for the purpose of obtaining or retaining business. These laws may also require us to maintain accurate books and records, as well as to establish and monitor adequate controls, policies and processes to ensure business is conducted without the influence of bribery and corruption.
Ethics and compliance is core to our values and, in this pursuit, we have established a strong compliance framework program. Our policies mandate compliance with these anti-bribery laws, which if not complied, often carry substantial penalties including fines, criminal prosecution and potential debarment from public procurement contracts. Failure to comply may also result in reputational damages.
We operate in certain jurisdictions that experience governmental corruption to some degree or, are found to be low on the Transparency International Corruption Perceptions Index and, in some circumstances, anti-bribery and anti-corruption (“ABAC”) laws may conflict with some local customs and practices. Business activities in many of these markets have historically been more susceptible to corruption. In many less-developed markets, we work with third party distributors and other agents for the marketing and distribution of our products. Our third party risk management (“TPRM”) policy sets forth the ABAC policy standards required for all of our vendors and third party agents. In addition to requiring initial due diligence screenings and ABAC training and certification, our TPRM policy mandates that contracts with these third parties include ABAC compliance obligations. Nonetheless, any lapses in complying with ABAC laws by these third parties despite our TPRM policy may adversely impact us..
If our efforts to maintain a strong TPRM policy or adequate controls fail, we could be held responsible for the non-compliance of third party agents and distributors under applicable laws and regulations, including the U.S. Foreign Corrupt Practices Act and other anti-bribery laws. In such an event, we may be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities. Refer to Note 32 (under “Contingencies - Internal Investigation”) of our consolidated financial statements for current internal investigation details.
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
9

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
Increased outsourcing or use of cloud services for conducting our business requires highly secure controls to ensure adequate security of information, considering potential for sabotage as well as availability. Data integrity, confidentiality and data privacy requirements are increasingly concerning regulators, and are incorporated into legal contracts. While we have invested heavily in the protection of data and information technology to reduce these risks, there can be no assurance that our efforts or those of our third-party service providers would be sufficient to protect against data from being stolen or corrupted in the event of a security breach.
While our personnel work remotely, our dependence on secure access from remote work locations has increased and the risk of cyber incidents may be increased. If our information technology systems are unsuccessfully implemented, fail, suffer errors or interruptions, or become unavailable, that might have a materially adverse impact on our business operations and our financial position or results of operations and/or cash flows.
The Company’s growing use of artificial intelligence (“AI”) systems to automate processes, analyze data, and support decision-making poses inherent risks. Flaws, biases, or malfunctions in these systems could lead to operational disruptions, data loss, or erroneous decision-making, impacting the Company’s business operations, financial condition, and reputation. Ethical and legal challenges may arise, including biases or discrimination in AI outcomes, non-compliance with data protection regulations, and lack of transparency. Furthermore, the deployment of AI systems could expose the Company to increased cybersecurity threats, such as data breaches and unauthorized access leading to financial losses, legal liabilities, and reputational damage. The Company also faces competitive risks if it fails to adopt AI or other machine learning technologies in a timely fashion.

We are subject to data privacy and security laws and regulations in many different jurisdictions and countries where we do business, and our or our partners’ failure to comply could result in fines, administrative and criminal penalties, reputational damage, and could impact the way we operate our business.
We are
subject to laws and regulations governing the collection, use, transfer and retention of personal data, including health information. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect our business. The European Union’s General Data Protection Regulation (“GDPR”), which became fully effective in May 2018, implemented stringent requirements on how a company may gather, retain, use and manage personal and sensitive personal data, as well as mandatory data breach notification requirements. The GDPR grants national authorities the power to apply fines of up to EUR 20 million or 4% of the previous financial year’s global turnover (whichever is greater) to the worst violations.
Additionally, the California Consumer Privacy Act (“CCPA”), as amended by California Privacy Rights Act (“CPRA”) of 2020, created new individual privacy rights for California consumers and increased the privacy and security obligations on entities handling personal data of consumers or households. These laws require covered companies to provide new disclosures to California consumers, provide such consumers with new ways to opt-out of certain sales of personal information, and allow for a new cause of action for data breaches. Similarly, several other U.S. states have recently enacted privacy laws which are either currently in effect or will come into effect during calendar years 2024 through 2026.

More recently, the Digital Personal Data Protection Act of India (the “DPDP Act”) was passed in 2023, with extra-territorial scope. The DPDP Act puts several obligations on ‘data fiduciaries’ which process digital personal data collected in India or processed in connection with offering goods and services to individuals in India. As per the DPDP Act, penalties levied for data breaches can be up to Rs.2.5 billion. The DPDP Act has not yet come into force, pending notification of its implementation rules by the Government of India.
Other countries in which we do business have, or are developing, laws governing the collection, use and transfer of personal information that may affect our business or require us to adapt our technologies and organizational measures. Some countries, are considering legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements.
Also, increasing data localization requirements and enforcement in countries such as Russia and China, along with the European Union’s stringent regulatory guidance related to cross-border transfer of personal data, further limits the ability to transfer personal data from such countries to the rest of the world.
In addition, a failure by us or our third-party vendors to comply with applicable data privacy and security laws could result in financial, legal, business, and reputational harm and may have a material adverse effect on the way we operate our business, our financial condition, results of operations and/or cash flows.
Evolving third-party relationships beyond the traditional vendor/supplier model and the increased use of digital solutions and applications, including emerging technologies such as artificial intelligence (“AI”), present new privacy and security challenges. These will require constant monitoring of new guidelines and regulations around the world, as well as a need for us to assess our capabilities in these areas.
The burdensome and often conflicting requirements under these various data protection laws require us to allocate increasingly greater resources towards ensuring compliance with them. Among other things, there is significant additional cost associated with the development, implementation and maintenance of upgrades to our information technology systems, as well as ongoing monitoring and governance efforts.

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

In addition, the war declared by Israel on Hamas in October 2023, and the military activity in the region, is ongoing and continues to evolve as of the date of this report. This military action could escalate and involve surrounding countries in the Middle East.

We continue to monitor the effects of these military conflicts, as well as to monitor significant political, legal, regulatory and other susceptible economic developments in these regions and attempt to mitigate our exposure where possible. However, mitigation is not always possible, and our international operations could be adversely affected by political, legal, regulatory and economic developments, such as changes in capital and exchange controls; expropriation and other restrictive government actions (e.g., Ukrainian Law restricting the circulation of medicines of a marketing authorization holder affiliated directly or indirectly with entities in Russia and Belarus, as adopted by the Ukrainian Parliament in May 2022); intellectual property protection and remedy laws; trade regulations; procedures and actions affecting approval, production, pricing, distribution and marketing of, reimbursement for and access to our products; and intergovernmental disputes, including embargoes and/or military hostilities.

Significant portions of our manufacturing operations for markets outside India in which our products are sold, and accordingly we often import a substantial number of products into such markets. We may, therefore, be denied access to our customers or suppliers or denied the ability to ship products from any of our sites as a result of closing of the borders of the countries in which we sell our products, or in which our operations are located.

This may result from economic, legislative, political or military conditions, including hostilities or acts of terror, in such countries. We currently face increased logistics costs as a result of requirements that we ship through longer marine routes or choose air shipments over sea routes.

A relatively small group of products may represent a significant portion of our net revenues, gross profit or net earnings from time to time.
In certain markets, sales of a limited number of products may represent a significant portion of our net revenues, gross profit and net earnings. If the volume or pricing of such products declines in the future, our business, financial position, results of operations and/or cashflows could be materially adversely affected.

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
We collaborate with several third-party contract research organizations and contract manufacturing organizations to facilitate the development and commercialization of certain drugs. However, any financial limitations or compliance challenges encountered by these external partners may lead to delays in product launches or cancellation of planned launches. In the event that we experience a shortage in our supply of raw materials, we might be unable to fulfill all of the API needs of our Global Generics segment, which could result in a loss of production capacity for this segment. Moreover, we may continue to be dependent on vendors, strategic partners and alliance partners for supplies of some of our existing products and new generic launches.
Any unanticipated capacity or supply related constraints affecting such vendors, strategic partners or alliance partners can adversely affect our business or results of operations. Our key generics manufacturing sites also may have capacity constraints and, at times, we may not be able to generate sufficient supplies of finished goods.
An escalation in the currently ongoing geopolitical and military conflicts in Ukraine and the middle east could also lead to challenges in supply fulfillment from our contract manufacturing organizations and other key suppliers of API and raw materials. That could impact our operations and delay our ability to manufacture finished dosages.

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
Competition among pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. Current or prospective employees may have changing expectations around workplace flexibility and the importance of a diverse and inclusive workplace culture, and a failure to meet these evolving expectations may result in reduced ability to attract and retain talent. There can be no assurance that we will be able to retain and attract such individuals currently or in the future on acceptable terms, or at all, and the failure to do so could have a material adverse effect on our business, financial condition, results of operations and/or cash flows. In addition, we do not maintain “key person” life insurance on any officer, employee or consultant.
12

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
For example, in the United States, Congress passed the Inflation Reduction Act of 2022 (the “IRA”), which makes significant changes to how drugs are covered and paid for under the Medicare program, including the creation of new rebates and financial penalties for drugs (including single-source generics)
whose prices rise faster than the rate of inflation, redesign of the Medicare Part D program to require manufacturers to bear more of the liability for certain drug benefits, and government price-setting for certain Medicare Part D drugs, starting in 2026, and Medicare Part B drugs starting in 2028. The long-term implications of the IRA remain uncertain and we are continuing to evaluate this law and its impact on our business.
The U.S. Congress also continues to consider other drug pricing legislation that, if passed and signed into law, could impact companies’ ability to increase prices for prescription drugs, even in case of increase in our input costs, to maintain our margins. For instance, the U.S. Department of Health and Human Services and U.S. FDA’s Safe Importation Action Plan was announced in July 2019. Following this framework, the U.S. FDA enacted a rule, which became effective in November 2020, allowing for the importation of certain lower-cost prescription drugs from Canada.
Under the rule, states or certain other non-federal governmental entities may submit importation program proposals to the U.S. FDA for review and authorization of two-year programs (with the opportunity to extend for two more years). In January 2024, the U.S. FDA approved Florida’s importation program proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted importation program proposals that are pending review by the U.S. FDA. Any such importation plans, when approved and implemented, may result in lower drug prices for products covered by those programs. Certain states have also proposed other measures that are designed to control the costs of pharmaceuticals for which they provide reimbursement.
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
Our products continue to be subject to increasing price and reimbursement pressure that can limit the revenues we earn from our products in many countries due to, among other things:
•	the existence of government-imposed price controls, tender systems, mandatory discounts and rebates, pricing transparency mandates and drug importation program;
•
more governments using international reference pricing to set the price of drugs based on international comparisons (Refer to “Our Principal areas of Operations - Global Generic segment” in Item 4.B. below for details);

•	increased difficulty in obtaining and maintaining satisfactory drug reimbursement rates;
•	increase in cost containment policies related to health expenses in the context of economic slowdown; and
•	more demanding evaluation criteria applied by health technology assessment agencies when considering whether to cover new drugs at a certain price level.
We expect these efforts to continue as healthcare payors around the globe, in particular government-controlled health authorities, insurance companies and managed care organizations, step up initiatives to reduce the overall cost of healthcare.
13

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
In recent years, there has also been an increase in the number of generic manufacturers targeting significant new generic opportunities with exclusivity under the Hatch-Waxman Act, or which are complex to develop. Many of the smaller generic manufacturers have increased their capabilities, level of sophistication and development resources in recent years.
Our generics business is also facing increasing competition from brand-name manufacturers who do not face any significant regulatory approvals or barriers to enter into the generics market. These brand name manufacturers have devised numerous strategies to do so including, for example, by selling generic versions of their products directly, by forming strategic alliances with our competitor generic pharmaceutical companies or by granting them rights to sell “authorized generics”. Moreover, brand companies continually seek new ways to delay the introduction of generic products and decrease the impact of generic competition, such as by: filing new patents on drugs whose original patent protection is about to expire, developing patented controlled-release products, changing the dosage form or dosing regimen of the brand product prior to generic introduction while the generic applicant seeks to amends its ANDA dossier to match the changes in the brand product; changing product claims and product labeling; developing and marketing as over-the-counter products those branded products that are about to face generic competition; or pricing the branded product at a discount equivalent to generic pricing.
Consolidation and integration of the drug wholesalers, retail drug chains, private insurers, managed care organizations and other purchasing organizations may continue to adversely affect pharmaceutical manufacturers. Such consolidations have resulted in these groups gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing our business. There are three large Group Purchasing Organizations (“GPOs”) that account for a substantial majority of generics purchases in the United States in 2023, which provides each of them with significant bargaining power. We expect this trend of increased pricing pressures to continue.
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
Our results of operations may suffer if our products are not timely developed, approved or successfully commercialized. Certain of our products were impaired during the years ended March 31, 2024, 2023 and 2022. Refer to Note 12 (“Property, plant and equipment”), Note 13 (“Goodwill”) and Note 14 (“Other Intangible Assets”) of our consolidated financial statements for further details.

14

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
In the United States, similar to other pharmaceutical companies, we sell our products through wholesale distributors and large retail chains in addition to hospitals, pharmacies and other groups. During the year ended March 31, 2024, our ten largest customers accounted for approximately 77% of our North America Global Generics segment’s revenues, and two of these customers collectively represented approximately 15% of our total company revenues
. Refer to Note 5 (under “Information about major customers”) of our consolidated financial statements for further details. As discussed above, industry consolidation trends have resulted in these groups gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing our business. Any further consolidation may lead to incremental pricing pressure.

Reduced or regulated ground water availability due to irregular weather patterns may cause droughts, thereby impacting business continuity.
Ground water availability may be adversely impacted by droughts due to irregular weather patterns. In case there is no alternate source of water during peak summers for reasons relating to adequate water quality or availability, it could adversely impact our operations. Further if tighter legal compliance for ground water usage and continuous monitoring of water levels are implemented, it could lead to restricted availability of water which could adversely impact our operations and create business interruptions.
15

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
However, emerging developments in various countries laws relating to the liability of generic pharmaceutical manufacturers for certain product liability claims could increase our exposure to litigation costs and damages. This potential exposure to lawsuits would also have increased the risk that, in the future, we would not be able to obtain the type and amount of insurance coverage we desire at an acceptable price The risk of exposure to lawsuits is likely to increase as we develop limited competition/complex products, such as injectable vaccines or biosimilar products, in addition to making generic versions of drugs that have been in the market for some time. In addition, the existence or even threat of a major product liability claim could also damage our reputation and affect consumers’ views of our other products, thereby negatively affecting our business, financial condition, results of operations and cash flows.

The off label use of our products may result in costly investigations, fines or sanctions by regulatory bodies if we or our distributors are deemed to have engaged in the promotion of these uses.
While physicians may prescribe products for uses that are not described in the product labeling and that differ from those approved by the U.S. FDA or other similar regulatory authorities (an “off label” use), we and our distributors are permitted to market our products only for the indications for which they have been approved. The U.S. FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses, and significant liability can be imposed on manufacturers found to be engaged in off-label marketing violations, including substantial civil penalties and fines, as well as criminal sanctions or exclusion from participation in government healthcare programs. If some of our products are prescribed off label, regulatory authorities such as the U.S. FDA could take enforcement actions if they conclude that we or our distributors have engaged in off label marketing.
16

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
Technology disruptions have been identified as a risk for our business. In the near future, innovation in technology is expected to impact our drug development process and the supply chain, enhancing efficiency although also requiring new skill sets. If we do not upgrade technologies and increase the productivity of our operations, achievement of our ESG goals could be adversely impacted.
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
In March, 2024, the SEC issued its long-awaited final rule,
The Enhancement and Standardization of Climate Related Disclosures for Investors.
This rule will require registrants, including foreign private issuers such as the Company, to disclose extensive climate-related information in their registration statements and periodic reports, including a registrant's greenhouse gas emissions. The Company is currently assessing the impact of this rule for disclosure to investors. Annual disclosure requirements would be effective for the Company as early as the fiscal year beginning April 1, 2026. The Company is evaluating the impact of these rules on its disclosures.
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
17

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

EMERGING RISKS
We analyze reports and insights issued by the World Economic Forum, audit and consulting firms, banks and insurance companies, and investigations on the internet from selected reliable sources, regarding trends for the coming years and main threats and opportunities to be anticipated by pharmaceutical industry.
Increasing use of social media and mobile communication tools could give rise to liability or breaches of data security.
We and our business associates are increasingly relying on social media and mobile communication tools as a means of communications. To the extent that we seek as a company to use these tools as a means to communicate about our products or about the diseases our products are intended to treat, there are significant uncertainties as to either the rules that apply to such communications, or as to the interpretations that health authorities will apply to the rules that exist. As a result, despite our efforts to comply with applicable rules, there is a significant risk that our use of social media and mobile communication tools for such purposes may cause us to nonetheless be found in violation of them. In addition, because of the universal availability of social media and mobile communication tools, our associates or third parties may make use of them in ways that may not be sanctioned by us, and that may give rise to liability, or that could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, clinical trial patients, customers and others. Social engineering attacks, reputation threats, and the proliferation of misinformation and disinformation indeed pose significant risks to companies globally. Growing sophistication of these threats is a potential operating risk.

Social media posts could also contain information purported to be disclosed by us that is false or otherwise damaging, which could have a material adverse effect on our reputation and the price of our equity shares and ADSs.

Maintaining transparency and promptly addressing any instances of misinformation or disinformation is crucial for preserving our reputation. We monitor online channels for potential threats to aid early detection and mitigation of reputational risks. Ultimately, staying vigilant, proactive and adaptable in addressing emerging threats is essential for us to navigate the evolving landscape of cybersecurity and to safeguard our operations, reputation and financial assets.

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

Counterfeit medicines may contain harmful substances, the wrong dose of the API or no API at all. Counterfeiters may use the same brand name and packaging as the genuine pharmaceutical company, so as to make it visually indistinguishable from the authentic version and thereby deceive distributors and consumers.  Counterfeit medicines are manufactured in unsafe conditions and are not approved by regulatory authorities. They are inherently unsafe and pose a serious risk to public health.

Reports of adverse reactions to counterfeit drugs or increased levels of counterfeiting could materially affect patient confidence in the authentic product, and harm the business of companies such as ours. Additionally, it is possible that adverse events caused by unsafe counterfeit products would mistakenly be attributed to the authentic product.

Various governments have enacted laws intended to combat counterfeiting, including the U.S. Drug Quality and Security Act and the EU’s Falsified Medicines Directive, as further discussed in Section 4.B. (Business Overview). In addition to complying with these laws, we have put in place internal mechanisms to monitor incidents that come to our notice and we proactively carry out regional surveys.

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
In addition, there has recently been an accelerated rate of inflation (a trend which is expected to continue in the near future) that has resulted, and may continue to result, in increased costs of labor, raw materials, other supplies and commodity prices and freight and distribution costs, among others.

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

Labor laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business. As of March 31, 2024, approximately 1.7% of our employees belonged to a number of different labor unions. If we experience problems with our labor unions, that may adversely affect our production capacity and our overall results and operations.

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
In
the years ended March 31,
2024 and 2023, we did not experience significant impacts or delays from any pandemic or epidemic on our business operations. However, we had experienced certain disruptions relating to the COVID-19 pandemic during the year ended March 31, 2021, and we cannot be certain whether COVID-19 or other pandemics will adversely impact our business operations and results in future periods.

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
Currently we are entitled to concessional tax rate under Indian tax laws for one of our subsidiaries in India. Concessional tax rates are reduced rates applicable to companies engaged in manufacturing activities which have been set-up and registered in India on or after October 1, 2019 and which commenced manufacturing or production on or before March 31, 2024. Any changes in these laws may increase our tax liability and thus affect our financial results accordingly.
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
We operate in various countries, and changes in tax rate or tax laws of countries in which we have significant operations could result in a material impact on our cash tax liabilities and tax charges, resulting in either an increase or a reduction in financial results depending upon the nature of the change. There may be changes in tax rates in a few countries due to initiatives such as the Pillar Two Inclusive Framework on the Base Erosion and Profit Shifting (“BEPS”) project undertaken by the Organization for Economic Cooperation and Development (“OECD”), which seeks to establish a global minimum tax rate of 15%. Currently, numerous countries are drafting or have enacted legislation to implement Pillar Two rules with some effective dates as early as January 1, 2024. Tax and compliance costs are expected to be increased by the adoption of Pillar Two regulations in these countries. We continue to monitor pending OECD guidance and legislation enactment and implementation by individual countries.

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
Although our intercompany arrangements are based on accepted tax standards, tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in such jurisdictions, which may increase our tax liabilities and could have a material adverse effect on the results of our operations and cash flows. Further, the BEPS project undertaken by the OECD contemplates changes to numerous international tax principles. Various countries have incorporated such tax principles into their domestic legislations by way of enactment. These enactments are significant in nature and require compliance on a regular basis. Although we will continue to adhere to such compliance, significant uncertainties remain as to the outcome of these efforts.
22

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

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES
We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India, and a significant part of our infrastructure and other assets are located in India. In addition, a portion of our total revenues for the year ended March 31, 2024 continued to be derived from sales in India. As a result, the following additional risk factors apply that are not specific to our company or industry.

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
Our full time executive directors and members of their immediate families, in the aggregate, beneficially owned 26.65% of our issued shares as of March 31, 2024. As a result, these people, acting in concert, are likely to have the ability to exercise significant influence over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant influence by these directors and their family members could delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. As a result, the value of the equity shares and/or ADSs of our minority shareholders
may be adversely affected or
our minority shareholders
might be deprived of a potential opportunity to sell their equity shares and/or ADSs at a premium.
24

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
Our main corporate website address is
https://www.drreddys.com
.
The SEC maintains an Internet website (at www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. This annual report on Form 20-F and other information filed by us with or furnished by us to the SEC can be accessed via such website. Certain (but not all) of such materials are also available on our website, at www.drreddys.com, as soon as reasonably practicable after having been electronically filed with or furnished to the SEC. Information contained in our website,
www.drreddys.co
m, is not part of this annual report on Form 20-F and no portion of such information is incorporated herein or any other materials filed with or furnished to the SEC.
Key business developments:

Agreement with Coya Therapeutics, Inc. (“Coya”)

In December 2023, we entered into an agreement with Coya for the development and commercialization of COYA 302, an investigational combination therapy for the treatment of Amyotrophic Lateral Sclerosis (“ALS”) under which Coya has granted us an exclusive license to commercialize COYA 302, a proprietary co-pack kit containing combination of low dose IL-2 and CTLA-4 Ig (abatacept) in the United States, Canada, the European Union and the United Kingdom. Coya will have responsibility for the clinical development and for seeking regulatory approval.

We paid an upfront consideration of Rs.622 million (U.S.$7.5 million) to Coya. Further milestones are payable upon achievement of certain development and regulatory milestones aggregating to Rs.2,118 million (U.S.$ 25.4 million).

Investment in O2 Renewable Energy IX Private Ltd
In July 2023, we entered into a Security Subscription and Shareholders’ Agreement with TEQ Green Power XI Private Limited. Pursuant to this agreement, we have invested in O2 Renewable Energy IX Private Ltd, with ownership held 26% by us and 74% by TEQ Green Power XI Private Limited and its affiliates, which will supply renewable energy to us for our consumption. This investment will enable us to access to renewable power through solar and wind power plants through inter-state transmission systems under a captive structure.

Acquisition of MenoLabs
®
product portfolio from Amyris, Inc. (“Amyris”)

In January 2024, we acquired from Amyris the MenoLabs
®
products portfolio from, a leading women’s health and dietary supplement branded portfolio, for aggregate consideration of Rs.228 million (U.S.$3 million). This includes seven branded products designed to provide health support and to address symptoms of perimenopause and menopause. The acquisition also includes the MenoLife
®
health tracker app, which supports the product line and provides community, education, and information to consumers regarding menopause.

Distribution a
greement with
Sanofi Healthcare India Private Limi
ted (“SHIPL”)
In March 2024, we entered into exclusive distribution agreement with SHIPL to promote and distribute SHIPL’s vaccine brands, including well-established pediatric and adult vaccines, in India. The partnership gives us a strong portfolio and major presence in the vaccine segment, taking us to the second position among vaccine sellers in India. SHIPL will continue to own and manufacture these brands and shall supply them to us.

Principal capital expenditures
During the years ended March 31, 2024, 2023 and 2022, we invested
Rs.26,350
million, Rs.18,784 million and Rs.15,733 million (net of sales of capital assets), respectively, in capital expenditures for manufacturing, research and development facilities and other assets.
We believe that these investments will create the capacity to support our strategic growth agenda.
As of March 31, 2024,
we also had contractual commitments of Rs.18,177 million for capital expenditures. We currently intend to finance our additional capital expansion plans entirely through our internal operating cash flows and other investments.
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

Others.
This segment consists of our other business operations which includes our wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and SVAAS Wellness Limited (“SVAAS”), and our Proprietary Products business. AOL is a specialized biotechnology company engaged in discovery and early clinical development of novel, best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services. Our Proprietary Products business focuses on the research, development and commercialization of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.
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
ur growth strategy is built on three pillars:
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
29

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
AOL is a specialized biotechnology company engaged in discovery and early clinical development of novel, best in class therapies to treat cancer and inflammatory diseases.
SVAAS is in the business of providing digital healthcare and information technology enabled business support services. Our Proprietary Products business focuses on the research, development, and commercialization of differentiated formulations. These pipeline products are commercialized through partnerships to maximize value.
Beyond the above current businesses, we have made progress on our innovation businesses to meaningfully improve the lives of patients by addressing unmet/unarticulated patient needs across the illness-to-wellness spectrum beyond generics, and to enable access to affordable and innovative solutions. This is being done via partnerships and collaboration. This is in line with our goal to reach 1.5 billion plus patients by 2030. Externally, we see trends with multiple whitespaces in healthcare access, equity and quality that can be meaningful opportunities (e.g., condition management, care platforms, clinically proven nutrition products, digital therapeutics solutions). These initiatives follow a structured approach to build innovative patient-centric healthcare solutions for opportunities existing in these white-spaces and in the process create and capture value for the organization. The five principles we have used to structure our innovation process are that our choices for the innovation portfolio:

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
30

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

OUR PRINCIPAL AREAS OF OPERATIONS
The following table shows our revenues and the percentage of total revenues of our business segments for the years ended March 31, 2024, 2023 and 2022, respectively:
		For the year ended March 31,
Segment		2024				2023			2022
		(Rs. in millions, U.S.$ in millions)
Global Generics	U.S.$	2,945	Rs.	245,453	88%	Rs.	213,768	87%	Rs.	179,170	84%
PSAI		358		29,801	11%		29,069	12%		30,740	14%
Others		47		3,910	1%		3,042	1%		4,481	2%
Total Revenue	U.S.$	3,350	Rs.	279,164	100%	Rs.	245,879	100%	Rs.	214,391	100%
Revenues by country and by therapeutic area for the years ended March 31, 2024, 2023 and 2022 are discussed in Note 5 to our consolidated financial statements
.

Global Generics Segment
Revenues from our Global Generics segment were Rs.245,453 million for the year ended March 31, 2024, an increase of 15% as compared to Rs.213,768 million for the year ended March 31, 2023. The revenue increase was in three of the four business geographies of this segment: North America (the United States and Canada), Europe, and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, China and Australia). Such increase was partially offset by a decline in our revenues from India.
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
T
od
a
y,
w
e
a
re
o
n
e
of
t
h
e
l
e
a
d
i
ng
g
e
n
e
r
i
c
ph
a
r
m
a
c
e
u
t
i
c
a
l
c
o
m
p
a
n
i
e
s
i
n
t
he
w
or
l
d.
W
i
t
h
t
he
i
n
t
e
gr
a
t
i
on
of
a
l
l
t
h
e
m
a
rk
e
t
s
w
h
e
re
w
e
a
re
s
e
l
l
i
ng
g
e
n
e
r
i
c ph
a
r
m
a
c
e
u
t
i
c
a
l
s
i
n
t
o
our
G
l
ob
a
l
G
e
n
e
r
i
c
s
s
e
g
m
e
n
t
, our
fron
t
-
e
nd
bu
s
i
n
e
s
s
s
t
r
a
t
e
g
i
e
s
i
n
v
a
r
i
ous
m
a
r
k
et
s
a
nd
our
s
uppo
r
t
s
e
rv
i
c
e
s
i
n
In
d
i
a
a
re
i
n
c
r
e
a
s
i
n
g
l
y
b
e
i
ng
d
e
v
e
l
op
e
d
w
i
t
h
a v
i
e
w
t
o
l
e
v
e
r
a
ge our
g
l
ob
a
l
i
nfr
a
s
t
ru
c
t
ur
e
.
31

The following is a discussion of the key markets in our Global Generics segment.

In
d
i
a
During the year ended March 31, 2024, India accounted for 19% of our total Global Generics segment sales. In India, our key therapeutic categories include gastro-intestinal, cardiovascular and anti-diabetic, dermatology, oncology, respiratory, stomatology, urology, nephrology and pain management.
As of March 31, 2024, we had a total of 391 branded products in India. Our top ten branded products together accounted for 25% of our revenues in India in the year ended March 31, 2024. According to IQVIA, a provider of market research to the pharmaceutical industry, in its moving annual total report for the twelve-month period ended March 31, 2024, our secondary sales in India grew by 7.3%. In comparison, the Indian pharmaceutical market experienced growth of 7.6% during such period. Strategic Marketing Solutions and Research Center Private Limited (“SMSRC”), a prescription market research firm, in its report measuring pharmaceutical prescriptions in India for the twelve-month period ended February 2024, ranked us 9 th
in terms of the number of prescriptions generated in India during such period.

S
a
l
e
s
,
m
a
r
k
e
t
i
ng

a
n
d

d
i
s
t
r
i
bu
t
i
on

n
e
t
w
ork
W
e
g
e
n
e
r
a
t
e
d
e
m
a
nd
f
o
r
our produ
c
t
s
t
hro
u
gh
our 8,613
s
a
l
e
s
r
e
pr
e
s
e
n
t
at
i
v
e
s
(
w
h
i
c
h
i
n
c
l
ude
r
e
p
r
e
s
e
n
t
a
ti
v
e
s
e
ng
a
g
e
d
by
us
on a
c
o
n
t
r
a
c
t
basis through a service provider)
a
nd
f
r
ont
li
n
e
ma
n
a
g
e
r
s
,
w
ho
f
r
e
qu
e
n
t
l
y
v
i
s
i
t
do
c
t
o
r
s
t
o
d
e
t
a
i
l
o
ur
r
e
l
a
t
e
d
p
r
odu
c
t por
t
fo
l
i
o.
T
h
e
y
a
l
s
o
v
i
s
i
t v
a
r
i
ous
ph
a
r
ma
ci
e
s
t
o
e
n
s
ure
t
h
a
t
o
ur
br
a
n
d
s
a
re
a
d
e
qu
a
t
e
l
y
s
t
o
c
k
e
d
.

W
e
s
e
l
l
o
u
r
prod
u
c
t
s
pr
i
m
a
r
il
y
t
hr
o
ugh
c
l
e
a
r
i
ng
a
nd
f
or
w
a
r
d
i
ng
a
g
e
n
t
s
t
o
a
pprox
i
m
a
t
e
l
y 5,900
w
ho
l
e
s
a
l
e
rs
w
ho
d
e
c
i
de
w
h
i
c
h br
a
nds
t
o
b
uy
b
a
s
e
d
on
d
e
m
a
nd.
T
he
w
ho
l
e
s
a
l
e
rs
p
a
y
for
our
p
rodu
c
t
s
withi
n
a
n
a
g
r
e
e
d
c
r
e
d
i
t
p
e
r
i
od
a
nd
i
n
t
urn
s
e
l
l
t
h
e
s
e pro
d
u
c
t
s
to
r
e
t
a
il
e
r
s
.
O
ur
c
l
e
a
r
i
n
g
a
nd
for
w
a
rd
i
n
g
a
g
e
n
t
s
a
re
r
e
s
pon
s
i
b
l
e
f
o
r
t
r
a
n
s
p
or
t
i
ng
our
prod
u
c
t
s
t
o
t
he
w
ho
l
e
s
a
le
r
s
.
W
e
p
a
y
our
c
l
e
a
r
i
ng
a
nd
for
w
a
rd
i
ng
a
g
e
n
t
s
on
a
c
o
m
m
i
ss
i
on
b
a
s
i
s
.
W
e
h
a
ve
i
n
s
u
r
a
n
c
e
p
o
l
i
ci
e
s
t
h
a
t
c
ov
e
r
o
u
r
prod
u
c
t
s
d
ur
i
ng
s
h
i
p
m
e
n
t
a
nd
s
t
o
r
a
ge
a
t
c
le
a
r
i
n
g
a
nd
for
w
a
rd
i
n
g
l
o
c
a
t
i
on
s
.

C
o
m
p
et
i
t
i
on
W
e
c
o
m
p
e
t
e
w
i
t
h
d
i
ff
e
r
e
n
t
c
o
m
p
a
n
i
e
s
i
n
t
he
I
n
d
i
a
n
f
or
m
u
l
a
ti
o
ns
m
a
r
k
e
t
,
d
e
p
e
nd
i
ng
upon
t
h
e
r
a
p
e
u
t
i
c
a
n
d
p
rodu
c
t
c
a
t
e
gor
i
e
s
a
nd,
w
i
t
h
i
n
e
a
c
h
c
a
t
e
g
o
ry,
u
pon
do
s
a
ge
s
t
r
e
ng
t
hs
a
nd
d
rug
d
e
li
v
e
ry.
O
n
t
h
e
b
a
s
i
s
of
s
a
l
e
s
,
w
e
w
e
re
t
he
11
th
la
r
g
e
s
t
p
h
a
r
m
a
c
e
u
t
i
c
a
l
c
o
m
p
a
ny
i
n
I
nd
i
a
,
w
it
h
a
m
a
rk
e
t
s
h
a
re
of
2.89%
,
a
c
c
or
d
i
ng
t
o
I
QVIA
i
n
i
t
s
moving annual total
r
e
po
r
t
f
o
r
t
h
e
twelve-month
p
e
r
i
od
e
nd
e
d
M
a
r
c
h
31, 2024.
Our competitors in the Indian market include Cipla Limited, GlaxoSmithKline Pharmaceuticals Limited, Zydus Lifesciences Limited, Sun Pharmaceutical Industries Limited, Alkem Limited, Abbott India Limited, Lupin Limited, Aristo Pharma Limited, Intas Pharmaceuticals Limited, Glenmark Pharmaceuticals Limited, Mankind Pharma Limited, Torrent Pharmaceuticals Limited, Macleods Pharma and Emcure Pharmaceuticals Limited.

G
o
v
e
rn
m
e
n
t

r
e
g
u
l
a
ti
o
ns
From time to time, any change in regulatory requirements in the key geographies in which we operate might require us, along with the rest of the industry, to make necessary corresponding changes in our approach. , compliance with India’s Uniform Code for Pharmaceutical Marketing Practices (“UCPMP”) was changed from voluntary to mandatory in March 2024.

Our code of conduct in all areas of work, including ethical marketing practices, our transparent guidelines for interaction with healthcare professionals, and our culture of adherence to all applicable laws help us in being compliant and adapt to any changes in the future.

Pharmaceutical industry associations such as the Organization of Pharmaceutical Producers of India (“OPPI”) have made presentations to the government on the difficulties of implementation of the UCPMP as it stands today. As a company, we continue to work with industry associations such as the Indian Pharmaceutical Alliance (“IPA ”) and the Federation of Indian Chambers of Commerce and Industry (“FICCI”) on such matters of policy. The manufacturing and marketing of drugs, drug products and cosmetics in India is governed by many statutes, regulations and guidelines, including but not limited to the following:

•	T he D rugs a nd Co s m e t i c s A c t , 1940 a nd t he D ru g s a nd C o s m e t i c s R u l e s , 1945;
•	T he D rugs a nd M a g i c R e m e d i e s ( O b j e ct i on a b l e A d v e r t i s e me n t s ) A ct , 1954;
•	T he N a r c o t i c D rugs a nd Ps y c h o t ro p i c S ub s t a n c e s A c t , 1985;
•	T he D rugs ( P r i c e Con t ro l ) O rd e r, 19 9 5 and 2013, r e a d i n c o n j un c t i on w it h t he E ss e n t i a l Co mm od i t i e s A c t , 19 5 5; and
•	T he National Pharmaceuticals Pricing Policy, 2012.
•	Uniform Code for Pharmaceutical Marketing Practices, 2024.
These statutes, regul
a
t
i
ons
a
nd
gu
i
d
e
l
i
n
e
s
gov
e
rn
t
he
m
a
nuf
a
ct
u
r
i
n
g
,
t
e
s
t
i
ng,
p
a
c
k
a
g
i
n
g
,
l
a
b
e
li
n
g
,
s
t
or
i
ng,
r
e
c
ord
-
k
e
e
p
i
ng,
s
a
f
e
t
y
,
a
p
p
rov
a
l
, pricing,
a
dv
e
r
ti
s
i
ng, pr
o
m
o
t
i
on,
s
a
l
e
a
nd
d
i
s
t
r
i
b
u
ti
o
n
of
ph
a
r
m
a
c
e
u
t
i
c
a
l p
r
odu
c
t
s
.
32

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
From time to time (most recently on March 31, 2024), the NPPA has announced an upward revision in the maximum prices of various drugs, as a result of positive inflation as measured by India’s Wholesale Price Index.

33

Such ongoing price control changes, product bans and other changes can disrupt the Indian branded pharmaceutical market and negatively impact the revenues and profitability of our Indian business and our company.

Russia and other Countries of the former Soviet Union and Romania
Russia
Russia accounted for 9% of our Global Generics segment’s revenues in the year ended March 31, 2024. IQVIA ranked us 15 th
in sales in Russia, with a market share of 1.7% for the twelve months ended March 31, 2024.
According to IQVIA, as per its moving annual total report for the twelve months ended March 31, 2024, our retail sales value increase was 15.2% and our sales volume increased by 4.8% for such period, as compared to the Russian pharmaceutical market value growth of 15.3% for such period. The Russian pharmaceutical market’s volume also grew by 2.2% for such period. We were the top ranked Indian pharmaceutical company in Russia for such period.
Our top five brands, Nise, Omez, Femibion
®
, Ibuclin and Nasivin accounted for 54% of our retail sales in Russia for the 12 months ended March 31, 2024. Nise (pain management product, including systemic and topical form), Omez (an anti-ulcerant product), Femibion
®
(vitamins for pregnant women), Ibuclin (for cold and flu) and Nasivin (for cold and flu) were ranked as the 35 th
, 60
th
, 138
th
, 93
rd
and 116
th
best-selling formulation brands, respectively, in the Russian market by IQVIA in its retail segment report for the moving twelve months ended March 31, 2024. (Note that Nasivin and Femibion
®
are distributed and promoted by us under a licensing agreement and the brand is owned by the licensor). Our strategy in Russia is to focus on the gastro-intestinal, pain management, cough and cold, allergy and oncology therapeutic areas. Our focus is on building leading brands in these therapeutic areas in prescription, over-the-counter and hospital sales.

Our Global Generics segment’s revenues measured in Indian rupees, in Russia increased by 5% during the year ended March 31, 2024 as compared to the year ended March 31, 2023. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 16% for the year ended March 31, 2024 as compared to the year ended March 31, 2023. This revenue increase was supported both by volume (7%) and price (9%) growth. All promoted brands (excluding certain products with production delay issues) showed double-digit growth. Such growth was driven in part by external factors, such as a more severe allergy season as well as stock shortages by certain of our competitors in the allergy and pain therapeutic areas.

Impact on our operations due to the military conflict between Russia and Ukraine
We have sizable presence in the Russian market, with revenues accounting for 9% of our Global Generics segment’s revenues during the year ended March 31, 2024. We operate in Russia through our subsidiary Dr. Reddy’s Laboratories LLC, Russia with an employee headcount of 879.
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

Other Countries
of the former Soviet Union and Romania
We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus, Uzbekistan and Romania. For the year ended March 31, 2024, revenues from these countries accounted for 3.5% of our total Global Generics segment’s revenues. Due to the military conflict between Russia and Ukraine, there has been an imposition of martial law in Ukraine. Our business in Ukraine has been marginally impacted and currently the operations are being continued with flexible schedules. All employees have been relocated to safer locations and continue to fulfill their responsibilities in hybrid format depending on local safety consideration. We continue to ensure availability of our products in these markets. Management continues to monitor the current evolving situation and respond accordingly.

Sales, marketing and distribution network
Our marketing and promotion efforts in our Russia market is driven by a team of 533 medical representatives and 66 managers to detail our products to doctors in 77 cities in Russia. Our commercial team consists of 17 key account managers and is focused on establishing a network of relationships with key pharmacy chains. Our Russia hospital division has 31 hospital specialists focused on expanding our presence in hospitals.
34

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
35

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
Liability for non-compliance with such restrictions extends to both the healthcare professional and the pharmaceutical companies’ representative. Except for requiring the disclosure of information on conflicts of interest, no specific liability has currently been prescribed for pharmaceutical companies.
On November 24, 2021, the Ministry of Health of the Government of Russia adopted an order No. 1094n that binds physicians to prescribe medicinal products by International Nonproprietary Name (i.e., active substance) or by combination list (which combines different International Nonproprietary Names in one treatment group).
36

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
The Union Pharmacopoeia was established by Decision of College of the Eurasian Economic Commission № 100 dated August 11, 2020. According to relevant decision The Union Pharmacopoeia came into effect on March 1, 2021. Registration dossiers must be for compliance with its requirements by January 1, 2026. Decision of the Board of the Eurasian Economic Commission of August 11, 2020 No. 100 amended the Union Pharmacopoeia by including therein 144 new general pharmacopoeia articles, and also providing for amendments to a number of existing general pharmacopoeia articles. These changes came into force on April 1, 2023.
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
37

On
January 30, 2024, Federal Law No. 1-FZ was adopted, amending Law No. 61-FZ “On the Circulation of Medicines”. The changes are aimed at consolidating the Russian legislation with uniform requirements for the circulation of medicines within the EEU, as well as improving existing regulation. This new law includes changes in the data exclusivity regime that (i) protects data from preclinical and clinical research for six years after the registration of the reference drug, and  (ii) prohibits filing an application for registration of a generic within four years, or of a biosimilar within three years, after the registration of the reference drug.

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
(As per Art. 2, Federal Law No. 462-FZ dated December 27, 2019).
Under Resolution of the Government of the Russian Federation of April 29, 2021 No. 673, until February 28, 2023, an experiment on labeling serialization of food supplements took place in Russia. The mandatory labeling of certain food supplements started on October 1, 2023.
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

38

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
Personal data protection
Russia’s
Federal Laws No. 589-FZ, “On Amendments to the Code of the Russian Federation on Administrative Offenses”
became effective on
December 12, 2023,
providing for administrative liability for the illegal placement of biometric personal data, as well as an increase in existing fines for non-compliance with requirements for the processing of personal data. The maximum fine for processing personal data without the consent of the subject has increased for legal entities from 150 thousand to 700 thousand rubles.
During calendar years 2022 and 2023, Russian government control over the processing of personal data has become stricter. More attention is paid to the transfer of personal data abroad, and mandatory localization of databases in Russia is required.
North America (the United States and Canada)
During the year ended March 31, 2024, North America (the United States and Canada) accounted for 53% of our total Global Generics segment sales. In the United States, we sell generic drugs that are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA or Health Canada, as applicable, standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.
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
During the year ended March 31, 2024, we made 17 new ANDA filings with the U.S. FDA. As of March 31, 2024 our cumulative filings were 325 ANDA filings. As of March 31, 2024, we had 86 filings pending approval with the U.S. FDA (81 ANDAs and five NDAs under the 505(b)(2) route, including 18 tentative approvals). Of the 86 filings which are pending approval, 50 are Paragraph IV filings (see “U.S. REGULATORY ENVIRONMENT” below), and we believe that we are the first to file with respect to 24 of these filings.

39

We
have three ongoing Investigational New Drugs (“IND”) applications for our proposed biosimilars. Our partner Fresenius Kabi has successfully received approvals both from the U.S. FDA and the European Medicines Agency (“EMA”) for
pegylated granulocyte colony stimulating factor (“
Peg-GCSF”) and the respective IND has been closed. For rituximab, all clinical trials have been successfully completed and we have filed with the U.S. FDA and EMA in April 2023. For abatacept our clinical studies are ongoing. We also have pre-INDs opened for four other early stage molecules.
Our Canada business generated revenues of Rs.2,385 million during the year ended March 31, 2024. This business includes revenues from certain profit sharing arrangements with distributors who market certain of our generic products. As of March 31, 2024 we have filed a cumulative total of six New Drug Submission (“NDS”), one Drug Identification Number (“DIN-A”) Application, 63 Abbreviated New Drug Submissions (“ANDS”) and one Class III Natural Health Product (NHP) in Canada, out of which 49 were approved, six were withdrawn and 16 are pending approval.

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
The majority of revenue from our North America Generics business is derived from sales of various products (both oral solids and OTC products) to retail chains, wholesalers and private labels, as well as sales of oral solids to other categories of customers. This portion of the business represents nearly three quarters of this segment’s gross revenues for this region. The product portfolio includes a wide range of therapeutic areas.
Our over-the-counter (“OTC”) division primarily markets and distributes store brand OTC products, but expanded into the branded OTC segment in May 2016, developing a new channel for our growth. This division has successfully launched over 22 products. OTC products include store brand generic equivalents of products that approved to be sold Over-the-counter in the U.S. market. Many of the products may also originally have had prescription drug status and are switched to OTC drug status by the innovator upon U.S. FDA approval (sometimes called “Rx-to-OTC switch” products). Our OTC division services a broad range of customers, including drug retailers, mass merchandisers, food chains, drug wholesalers, distributors, GPOs, and more recently, e-commerce or online retailers as well. Over last few years, we have substantially expanded our portfolio offering. We launched three new products in the market during the year ended March 31, 2024, which included OTC guaifenesin dextromethorphan, loratadine orally disintegrating tablet and OTC pramoxine.
During the year ended March 31, 2024, we continued to build out our presence in the self-care and wellness space by focusing on building out our consumer health brands as part of our innovative initiatives. This included ramping our e-commerce only brand Healthcareaisle with included growing our share and launching of multiple new products on the Amazon marketplace. We also started renovating our existing brands of Doan’s
®
and Habitrol
®
and re-launch the maternity wellness brand Premama®, that was acquired from Luna Pharmaceuticals, Inc. back in Jan 2023. Additionally, we further augmented our Women Health portfolio with the acquisition of the MenoLabs
®
business from Amyris in its Chapter 11 bankruptcy sales process. MenoLabs
®
is a leading women’s health and dietary supplement branded portfolio which includes seven branded products designed to provide health support and address symptoms of perimenopause and menopause.
A portion of our revenues are derived from the sale of injectable products in the therapeutic areas of oncology and critical care. We have also expanded our presence from drug wholesalers to specialty distributors, integrated distribution networks, clinics, and hospitals to market these products. We also supply products for private label customers for injectable prescription products.

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

40

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
The competitive landscape and market dynamics of the OTC market are rapidly evolving. Large brand-name pharmaceutical companies have begun to pursue Rx-to-OTC switches more aggressively in new categories, which could present opportunities for us and other companies that sell store brand products. At the same time, pricing pressures continue to increase with the entry of new competitors in the market. On key select molecules, the expectation is that competition in this area will continue to grow as newer categories experience Rx-to-OTC switches.

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
41

An ANDA applicant in the United States is required to review the patents of the innovator listed in the U.S. FDA publication entitled Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book,” and make an appropriate certification. There are several different types of certifications that can be made. A Paragraph IV filing is made when the ANDA applicant believes its product or its manufacture, use or sales thereof does not infringe on the innovator’s patents listed in the Orange Book or where the applicant believes that such patents are not valid or enforceable. The first generic company to file a Paragraph IV filing may be eligible to receive a 180-day marketing exclusivity period starting from either the first commercial marketing of the drug by any of the first applicants or a decision of a court holding the patent that is the subject of the paragraph IV certification to be invalid or not infringed. Along with filing a Paragraph IV certification, an ANDA applicant must also notify the patent holder of the submission of the Paragraph IV certification and the factual and legal bases why the applicant believes the patent is invalid, unenforceable, or not infringed. If the patent holder files an infringement suit against the generic applicant within 45 days of the ANDA notification, the U.S. FDA approval to market the generic drug is automatically postponed for 30 months, unless, before that time, the patent expires or is judged to be invalid or not infringed. This 30-month postponement allows the patent holder time to assert its patent rights in court before a generic competitor is permitted to enter.

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
The Orphan Drug Act of 1983 incentivizes drug development in the rare disease space by providing a 7-year regulatory exclusivity period to incentivize sponsors to develop “orphan drugs” for rare diseases. Orphan drugs treat “rare diseases or conditions” and once a drug is designated by the U.S. FDA as an orphan drug and approved, the statutory exclusivity provision bars the U.S. FDA from approving the “same drug for the same disease or condition” for seven years from the date of the orphan drug’s approval. This exclusivity can sometimes be used to block generic applicants from reaching the market until the expiration of the exclusivity.
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
42

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
43

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
On July 21, 2020, the U.S. FDA kicked off a GDUFA III (i.e., the third iteration of its GDUFA program) reauthorization process for fiscal years 2023 through 2027. GDUFA reauthorization meetings were held with industry members to discuss various topics, including opportunities to increase first cycle approvals, exploring transparency and communications between the U.S. FDA and industry members, as well as proposals to set a sound foundation for continued programmatic success, inspections, and controlled correspondence. GDUFA III reauthorization discussions between the U.S. FDA and industry members are ongoing. The U.S. FDA issued guidance with regards to risk assessments for nitrosamine impurities that required the manufacturer to complete risk assessments for all approved or marketed drug products by March 31, 2021. The guidance advised that, to ensure the safety of the U.S. drug supply, confirmatory testing of drug products and submission of required changes in drug applications should be concluded within three years of publication of the original guidance, with a recommended completion date of on or before October 1, 2023. On August 4, 2023, the U.S. FDA issued a final guidance on recommended acceptable intake limits for nitrosamine drug substance-related impurities.
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
In 2022, the U.S. Congress reauthorized the Prescription Drug User Fee Act, Generic Drug User Fee Amendments, and Biosimilar User Fee Act. GDUFA III and BsUFA III  were each reauthorized on September 30, 2022, with provisions that are in effect from October 1, 2022, through September 30, 2027. The commitment letters for each of GDUFA III and BsUFA III feature information about implementation activities for the applicable program and provides transparency on the progress and performance of the enhancements for the U.S. FDA’s generic drugs program and biosimilar biological products, respectively, for fiscal years 2023-2027.

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

44

Patient Protection and Affordable Care Act and Medicaid Drug Rebate Program
The
Patient Protection and Affordable Care Act (“ACA”) of 2010 requires individuals to have health insurance and to control the rate of growth in healthcare spending through, among other things, stronger prevention and wellness measures, increased access to primary care, changes in healthcare delivery systems and the creation of health insurance exchanges.
The ACA requires the pharmaceutical industry to share in the costs of reform by increasing Medicaid rebates, expanding Medicaid rebates to Medicaid managed care programs and funding of pharmaceutical costs for Medicare patients in excess of the prescription drug coverage limit and below the catastrophic coverage threshold. Additionally, the ACA established a branded prescription drug fee that pharmaceutical manufacturers of certain branded prescription drugs must pay to the federal government.

The Centers for Medicare & Medicaid Services (“CMS”) administers the Medicaid drug rebate program, in which pharmaceutical manufacturers pay quarterly rebates to each state Medicaid agency. Rebate calculations and price reporting rules are complex, but are generally based on the average manufacturer price and/or commercial best price for the product.

The American Rescue Plan Act of 2021, enacted in March 2021, included a provision eliminating the statutory cap on rebates that drug manufacturers pay to Medicaid programs for Medicaid-covered drugs, which eliminated the rebate cap of 100% of the AMP beginning January 1, 2024.
Various state Medicaid programs have implemented voluntary supplemental drug rebate programs that may provide states with additional manufacturer rebates in exchange for preferred status on a state’s formulary or for patient populations that are not included in the traditional Medicaid drug benefit coverage.

Drug Quality and Security Act and Drug Supply Chain Security Act
On November 28, 2013, the Drug Supply Chain Security Act, a part of the Drug Quality and Security Act was signed into law in the United States. The legislation introduces a federal track-and-trace system for medicines with serial numbers added to individual packs and (non-mixed) cases within four years of the legislation’s adoption, and electronic tracing of production through the supply chain mandated within ten years. It also strengthens licensure requirements for wholesale distributors and third-party logistics providers, and requires the U.S. FDA to maintain a database of wholesalers that will be available to the public through its website. The law also boosts oversight of compounding pharmacies that make drugs to order, and increases the powers of the U.S. FDA to oversee large-volume or ‘outsourcing’ compounders without individual prescriptions. During 2017, the U.S. FDA delayed the enforcement of serialization requirements for manufacturers until November 2018 to provide manufacturers with additional time to comply and avoid supply disruptions. We completed all of the activities necessary to implement serialization, and the batches packaged after November 26, 2018 are being serialized.
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
45

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
46

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
The CARES Act includes authorities that enhance the U.S. FDA’s ability to identify, prevent, and mitigate possible drug shortages by, among other things, enhancing the U.S. FDA’s visibility into drug supply chains. Specifically, section 3112(e) amends the Federal Food, Drug, and Cosmetic Act to require that each registered drug establishment annually report the “amount of each drug that was manufactured, prepared, propagated, compounded, or processed” by the registrant for commercial distribution. This CARES Act amendment also provides that such “information may be required to be submitted in an electronic format”. The effective date of this reporting requirement under section 3112 (e) of the CARES Act was implemented by the U.S. FDA on September 23, 2020, which is 180 days after the CARES Act was enacted. In October 2021, the U.S. FDA issued draft guidance on reporting amount of listed drugs and biological products under section 510(j)(3) of the Food, Drugs & Cosmetics Act. On February 5, 2024, the U.S. FDA issued final guidance on reporting amount of listed drugs and biological products technical conformance guide. In May 2022, the U.S. FDA issued draft guidance on risk management plans to mitigate the potential for drug shortages intended to help manufacturers develop, maintain, and implement, as appropriate, risk management plans to proactively assist in the prevention of human drug product and biological product shortages. In February 2024 the U.S. FDA issued draft guidance on notifying the U.S. FDA of a discontinuance or interruption in Manufacturing of Finished Products or Active Pharmaceutical Ingredients Under section 506C of the FD&C Act.
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

The Inflation Reduction Act and Certain Government Programs

The Inflation Reduction Act (“IRA”) of 2022 was signed into law in August 2022. The IRA restructures Medicare’s benefit design and requires manufacturers of certain drugs to engage in price negotiations with Medicare, imposes rebates and discount requirements under Medicare Part B and Medicare Part D, and replaces the Part D coverage gap discount program with a new discounting program. In particular, the U.S. Department of Health and Human Services (“HHS”) is directed to negotiate a subset of medicines with the highest annual expenditures to Medicare Parts B and D that have been on the market for 9 years (or 13 years for biologics) without an available generic (or biosimilar) on the market. Drugs with an available generic or biosimilar, certain drugs that represent a limited portion of Medicare program spending, drugs with an orphan designation as their only U.S. FDA approved indication, and all plasma-derived products are exempt from direct negotiation. The law allows HHS to levy an excise tax and civil monetary penalties against non-compliant manufacturers or those who refuse to negotiate.

The IRA also imposes rebate requirements on manufacturers of single-source generics and other drugs covered under Medicare Part B and Part D where the price increases of the drug outpaces inflation. Multisource generics and all products with an average manufacturer’s price less than $100 per year, per individual, are exempt from rebate requirements. The Centers for Medicare and Medicaid Services (“CMS”) will monitor for products with price increases higher than the rate of inflation on a quarterly basis. Rebates will be calculated as the total number of units sold multiplied by the amount the product exceeds the inflation-adjusted price, with 2021 as the base year to measure cumulative changes relative to inflation. Noncompliant manufacturers will be subject to a civil monetary penalty of at least 125% of the calculated rebate amount.

The CMS administers the Medicaid drug rebate program, in which pharmaceutical manufacturers pay quarterly rebates to each state Medicaid agency. Generally, for generic drugs marketed under ANDAs, manufacturers (including Teva) are required to rebate 13% of the average manufacturer price, and for products marketed under NDAs or BLAs, manufacturers are required to rebate the greater of 23.1% of the average manufacturer price or the difference between such price and the commercial best price during a specified period. An additional rebate for products marketed under ANDAs, NDAs or BLAs is payable if the average manufacturer price increases at a rate higher than inflation and other methodologies apply to new formulations of existing drugs.

All state Medicaid programs have implemented voluntary supplemental drug rebate programs that may provide states with additional manufacturer rebates in exchange for preferred status on a state’s formulary or for patient populations that are not included in the traditional Medicaid drug benefit coverage. In addition, a number of states, including New York, have enacted legislation that requires entities to pay assessments or taxes on the sale or distribution of opioid medications in order to address the misuse of prescription opioid medications. Finally, a number of states have implemented IRA-like price controls on pharmaceutical manufacturers. These proposals create new authorities for state regulatory bodies to limit reimbursement for certain drugs. Such efforts may expand to additional states.

Other matters
Refer to Note 32, “Contingencies”, of our consolidated financial statements for discussions of the following lawsuits, investigations and proceedings:
•	Ranitidine recall and litigation;
•	United States Antitrust Multi-District Litigations; and
•	Revlimid ® Antitrust Litigation.

CANADA REGULATORY ENVIRONMENT
In Canada, we are required to file product dossiers with the Health Canada for permission to market a generic pharmaceutical product. The regulatory authorities may inspect our manufacturing facility before approval of the dossier. As of March 31, 2024, we had filed a cumulative total of six New Drug Submission (“NDS”), one Drug Identification Number (DIN-A) Application, 63 Abbreviated New Drug Submissions (“ANDS”) and one Class III Natural Health Product (“NHP”) in Canada, out of which, 49 were approved, six were withdrawn and 16 are pending approval.
Health Canada has continually updated their guidance on nitrosamines in medications. The latest revisions indicated that nitrosamines that are classified as non-mutagenic do not require risk assessments nor confirmatory testing and should instead be controlled as per ICH Q3A and Q3B issued by the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use. The agency has also expanded the types of post-approval changes with regards to nitrosamine impurities that could be classified as annual reportable (Level III). Lastly, analytical procedures should be validated with a limit of quantitation which is less than or equal to 10% of acceptable limit for an individual nitrosamine if there is a proposal to not routinely test for nitrosamine in the drug product specification.
In addition, Health Canada is planning to introduce multiple streams for Drug Establishment License applications that includes different service standards depending on the type of application, supporting evidence and complexity of required review. The current service standard is 250 days for all types of applications. The new proposal will introduce four different streams varying between 20 to 250 days. Health Canada is also expanding the types of Good Manufacturing Practices  evidence to support listing of foreign buildings on the Drug Establishment License. For example, remote inspections may now be considered for sites performing low-risk activities, such packaging/labelling and sterilization of packaging materials for drugs that will be aseptically filled.

Europe
Our sales of generic medicines in Europe for the year ended March 31, 2024 were Rs.20,511 million, which accounted for 8% of our Global Generics segment’s sales. Our principal markets in Europe are Germany, France, Italy, Spain, and the United Kingdom. In addition, through distribution partners we access our portfolio of hospital customers. These markets include Austria, Belgium, Czech Republic, Denmark, Finland, Ireland, Netherlands, Poland, Portugal, Slovakia and Sweden.

Sales, Marketing and Distribution Network

Germany
In Germany, we sell a broad range of generic pharmaceutical products under the “betapharm” brand. The German generics market continues to be centered on affordability and significantly contributes to controlling the country’s healthcare system’s costs. Since the healthcare reform by the government in 2007, Germany has largely operated a tender-like system for generic procurement. Statutory health insurance funds have enacted tender (i.e., competitive bidding) processes to determine which pharmaceutical companies they will enter into rebate contracts with. This has resulted in more than 90% of generic products currently sold in German retail outlets being supplied through contracts procured in competitive bidding tenders, thereby causing significant pressure on product margins.
In the year ended March 31, 2024, we entered into an exclusive distributorship agreement with Theranica Bio-Electronics Ltd. for an innovative migraine treatment medical device, Nerivio
®
. We have also developed an e-commerce platform and started for the first time a direct to patient sales channel based business model for launch of Nerivo
®
towards the end of the year ended March 31, 2025.
48

Germany – acquisition of medical Cannabis Business Nimbus Health

The acquisition of Nimbus Health GmbH (“Nimbus Health”) in February 2022 marked our entry into the medical cannabis sector. Founded in 2018, Nimbus Health is one of Germany’s pioneer companies for medical cannabis. The acquisition allows us to build on Nimbus Health’s strengths and introduce medical cannabis-based medicines as a promising treatment option for patients. The acquired company operates under the brand Nimbus Health and is our wholly-owned subsidiary. Germany is one of the only markets where statutory health insurance funds reimburse medical cannabis under certain conditions. In April 2024, Germany legalized the possession and consumption of limited quantities of cannabis, marking another shift in the legal treatment and cultural acceptance of cannabis.

United Kingdom and other Countries within Europe

We market our pharmaceutical products in the United Kingdom through our U.K. subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited, which was formed in 2003.We currently sell more than 60 products in the United Kingdom, covering both International Nonproprietary Name generics, branded generics, and over-the-counter. Our portfolio is sold via wholesale, retail and hospital channels. In the U.K., we work closely with the clinical commissioning groups (i.e., groups that commission healthcare services for their local communities and include all of the general practitioner groups in their geographical area) to promote our range of branded generics. While the retail business covers a broad range of therapeutic areas, the hospital business focuses on key areas such as oncology, anti-invective and HIV and our clinical commissioning group business focuses on pain and mental health. In this fiscal year, we launched our allergy medication Histallay into the U.K. general sales list (i.e., over-the-counter) market, which is our first move into the country’s consumer health market.

Through our subsidiaries in France, Italy and Spain we have established ourselves as a trusted partner for the countries hospitals segment.

Our product mix in these markets focuses on a limited number of key therapy areas such as pulmonary hypertension, oncology, anti-infective and HIV, leveraging our portfolio.

We work with partners who make our products available in Austria, Belgium, Czech Republic, Denmark, Finland, Ireland, Netherlands, Poland, Portugal, Slovakia and Sweden. This strategy allows us to scale our operations across Europe.

Competition

The German market is highly competitive as a result of a large number of generic players and the predominance of a tender system which drives competition. Our key competitors within the German generics market include Sandoz International GmbH, Teva Pharmaceutical Industries Limited (“Teva”), Zentiva Pharma GmbH and Stada Arzneimittel AG.

According to the British Generic Manufacturers Association, the United Kingdom is one of the largest markets for generic pharmaceuticals in Europe, with generic penetration of around 84%, and is also one of the most price competitive markets due to a high degree of vertical integration and consolidation of buyers, as more than approximately 70% of the retail pharmacies are owned by wholesalers or are part of retail chains. In addition, the market has a relatively low barriers of entry. The market is dominated by global pharmaceutical companies such as Teva, Accord, and Sandoz.

In Italy, Spain and France, we compete with companies such as Mylan, Zentiva, Ever Pharma, Medac, Teva and Accord Healthcare Limited (an affiliate of Intas Pharmaceuticals Ltd.), each of which has a well-established presence in the hospital segment of these countries.

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

Specific data is included in the application to demonstrate that the proposed generic product is interchangeable to the innovator product with respect to quality, safe usage and continued efficacy. EU laws prevent regulatory authorities from accepting applications for registration of generics that rely on the safety and efficacy data of an innovator of a branded product until the expiration of the innovator’s data exclusivity period (usually eight years from the first marketing authorization in the EU, depending on the circumstances). The applicant is also required to demonstrate bioequivalence or bioavailability, respectively, with the EU reference product. Once all these criteria are met, a marketing authorization may be considered for grant.

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

The German Social Code’s price freeze imposed on reimbursable drugs, which was due to expire at the end of 2017, was extended until December 31, 2022 for all patent free drugs launched before August 1, 2010, although the continued price freeze will not apply to medicines subject to internal reference pricing. The SHI Financial Stabilisation Act of 2022 extended the price moratorium until December 31, 2026.

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

The EMA has adopted the Health Level 7 (“HL7”) Fast Healthcare Interoperability Resources (“FHIR”) messaging standard for the EU wide implementation of IDMP, and the full implementation will happen through four domains: Substance, Product, Organization, and Reference Data (sometimes referred to, collectively, as “SPOR”).

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

Effective July 2019, the European Union’s new SPC Manufacturing Waiver Regulation exempts businesses which satisfy its conditions from infringement of a pharmaceutical product protected by a SPC. The exemption covers the manufacture of a product for either the purpose of exporting it to countries outside the European Union, during the entire term of the SPC or the purpose stockpiling inventory of such product for up to six months for launch in the European Union upon SPC expiration.

“Rest of the World
” markets of our Global Generics segment

We refer to all markets of our Global Generics segment other than North America, Europe, Russia and other countries of the former Soviet Union and Romania and India as our “Rest of the World” markets. Our significant Rest of the World markets include Brazil, South Africa, China, Vietnam, Colombia, Australia and Myanmar.

We started our operations in China in the year 2000, by setting up a joint venture in the city of Kunshan, Jiangsu Province. Over the past several years, our joint venture called Kunshan Rotam Reddy Pharmaceuticals Company Limited (“KRRP”) has commercialized several products. Some of these products are manufactured by KRRP at its manufacturing plant in Kunshan while some others are imported in bulk packs, repackaged and sold in China. In calendar year 2020, KRRP started manufacturing capacity expansion at the Kunshan facility, and plans to start commercial operations in the second half of the calendar year 2024.

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

For the year ended March 31, 2024, revenues from our “Rest of the World” markets accounted for 7.2% of our total Global Generics segment’s revenues. Our revenues from our “Rest of the World” markets were Rs.17,713 million in the year ended March 31, 2024, growth of 13% as compared to the year ended March 31, 2023. This increase was largely due to new product launches and strong business performance in Brazil, along with tender opportunities in North Africa and Malaysia during the year ended March 31, 2024.

Global Generics Manufacturing and Raw Materials

Manufacturing for our Global Generics segment entails converting API into finished dosages. As of March 31, 2024, we had eleven manufacturing facilities within this segment. Ten of these facilities are located in India, including four in a Special Economic Zone, and one in the United States (Shreveport, Louisiana). All of the facilities are designed in accordance with and are compliant with current cGMP requirements and are used for the manufacture of tablets, hard gelatin capsules, injections, liquids and creams for sale in India as well as other markets. All of our manufacturing sites’ laboratories and facilities are designed and maintained to meet increasingly stringent requirements of safety and quality. Each of our sites outside of India is approved by the respective regulatory body in the jurisdiction it is located.

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

In May 2024, the U.S. FDA completed a routine GMP inspection at our formulations manufacturing facilities (FTO-7 and FTO-9) in Duvvada, Visakhapatnam. We were issued a Form 483 with two observations. We responded to the observations on June 7, 2024.

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

Our PSAI segment’s revenues for the year ended March 31, 2024 were Rs.29,801 million, as compared to Rs.29,069 million for the year ended March 31, 2023. Our PSAI segment accounted for 11% of our total revenues for the year ended March 31, 2024.

During, the year ended March 31, 2024, we filed 133 Drug Master Files (“DMFs”) worldwide, of which 11 were filed in the United States, 12 were filed in Canada, seven were filed in Europe and 103 were filed in other countries. Cumulatively, our total active DMFs filed worldwide as of March 31, 2024 were 1,537, including 251 active DMFs filed in the United States.

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

Pharmaceutical Services business – Aurigene Pharmaceutical Services Limited

Our PSAI segment also includes our pharmaceutical services business, which provide contract discovery (research), development, and manufacturing to global pharmaceutical companies. As a contract development and manufacturing organization (“CDMO”), the business is operated independently under its own entity Aurigene Pharmaceutical Services Limited and works on new chemical entities (“NCEs”) and new biological entities (“NBEs”) for global pharmaceutical companies and biotechnology companies. The pharmaceutical services (contract research, development and manufacturing) arm of our PSAI segment was established in 2001 to leverage our strength in research and development to serve the niche segment of the innovator pharmaceutical and biotechnology companies. Our objective is to be the preferred partner for innovator pharmaceutical companies, providing a complete range of services that are necessary to support their innovations to bring a new drug to the market quickly and efficiently.

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

Effective June 1, 2020, our Pharmaceutical Services business was integrated with Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited), which operated our discovery service business, and the integrated business model was commenced under Aurigene Pharmaceutical Services Limited (“APSL”). APSL is a subsidiary of AOL within our group. APSL was formed to service the needs of innovator customers in the areas of discovery, development and manufacturing services for clinical and commercial needs. Our aspiration is to make APSL a global leader in offering end-to-end integrated solutions across discovery, development and manufacturing.

Sales, Marketing and Distribution

We support our local customers through our commercial offices in various markets, including Brazil, China, Europe, India, Japan, Mexico, the United States, and Russia with colleagues from regulatory affairs and commercial. A highlight in the Financial year ended March 31, 24 was the inauguration of our new office in Dubai, which underlines our commitment to build long term partnerships in the United Arab Emirates.

Developed Markets:
Our PSAI segment’s principal overseas markets are the United States and Europe, which contributed Rs.12,281 million and accounted for 41% of our PSAI segment’s revenue for the year ended March 31, 2024.

In the United States and Europe, in recent years expirations of the patent protection for high value branded pharmaceutical products were much less frequent, which resulted in a decrease in new opportunities in these markets for the customers of our PSAI segment. We market our products through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products, focusing on building long-term partnerships through customer service excellence.

India:
India is an important market for our PSAI segment, with total sales of Rs.2,066 million, and it accounted for 7% of the PSAI segment’s revenues in the year ended March 31, 2024. The market in India is highly competitive, with severe pricing pressure and competition from lower cost foreign imports.

Other Key Markets:
Our PSAI segment’s sales to all of the other markets (excluding the United States, Europe and India) was Rs.15,455 million for the year ended March 31,2024 and accounted for 52% of our PSAI segment’s revenues for the year.

China is an important and attractive market to operate in. Our commitment to the Chinese market shows through a strong pipeline of products for the Chinese market and our local presence of business development and regulatory affairs experts. Further key markets include Brazil, Mexico Korea and Japan. While we work through our agents in some of these markets our local marketing and regulatory affairs associates are an important interface to understand and serve customers in those regions.

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

In June 2024, the U.S. FDA completed a GMP inspection at our API manufacturing facilities (CTO-6) in Srikakulam, Andhra Pradesh. We were issued a Form 483 with four observations, which we will address within the stipulated timeline.

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

With respect to our contract development and manufacturing organization (“CDMO”) services, we believe that contract research and manufacturing is a significant opportunity for Indian pharmaceutical companies, based on their strengths of a skilled workforce and low-cost manufacturing infrastructure. Key competitors in India include Divis Laboratories Limited, Laurus Labs, Syngene International Ltd., Aragen Bioscience, Sai Life Sciences and Piramal Pharma Ltd. Key competitors from outside India include Lonza Group, AMRI Inc., Patheon Inc., Catalent Inc., Cambrex Inc., and WuXi Apptec. We offer a wide range of services spanning the entire value chain from discovery to commercial manufacturing (drug substances and drug products). Growth in contract research and manufacturing services is likely to be driven by increased outsourcing by large and medium size pharmaceutical companies. We distinguish ourselves from Indian competitors by offering a wider range of services spanning the entire pharmaceutical value chain from early discovery to final manufacturing.

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

Proprietary Products:
Our Proprietary Products business focuses on the research, development, and commercialization of differentiated formulations and commercializing these pipeline products through partnerships to maximize value.

Our Proprietary Products business, over the years, focused on the development of differentiated pharmaceutical products across multiple therapeutic areas including dermatology and central nervous system. The commercialization of these products was carried out through launching in the U.S. market and through product divestiture and out-licensing to various partners in the United States and Europe. The products licensed out included not only the approved and marketed products but also the ones in the development stage such as the ones which completed Phase 2 exploratory clinical studies or proof of concept.

4.C.
Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company in our group. Refer to Note 37 (“Organizational Structure”) of our consolidated financial statements for a list of our subsidiaries, joint ventures and associates.

4.D.
Property, plant and equipment

Our principal executive offices are located in Hyderabad, Telangana, India. Our business operates through a number of subsidiaries having offices, research facilities and production sites throughout the world. The following table sets forth current information relating to our principal facilities:
Sl No.	Name/Location	Approximate Area (Square feet)	Segments Which Primarily Use
	Within India
1	API Hyderabad Plant 1, Telangana, India	729,630	Global Generics and PSAI
2	API Hyderabad Plant 2, Telangana, India	781,379	Global Generics and PSAI
3	API Hyderabad Plant 3, Telangana, India	644,805	Global Generics and PSAI
4	API Nalgonda Plant, Telangana, India	3,397,680	Global Generics and PSAI
5	API Srikakulam Plant, Andhra Pradesh, India	4,047,595	Global Generics and PSAI
6	API Srikakulam Plant (SEZ), Andhra Pradesh, India	9,917,739	Global Generics and PSAI
7	Aurigene Pharmaceutical Services Limited, Hyderabad, Telangana, India	300,564	PSAI
8	Technology Development Centre(FTDC2) Hyderabad, Telangana, India	86,261	Global Generics and PSAI
9	Integrated Product Development Center (Pilot Plant), Telangana, India	151,997	Global Generics
10	Formulations Hyderabad Plant 2, Telangana, India	3,207,826	Global Generics
11	Formulations Baddi Plant 1, Himachal Pradesh, India	728,234	Global Generics
12	Formulations Baddi Plant 2, Himachal Pradesh, India	381,342	Global Generics
13	Formulations Baddi Plant 3, Himachal Pradesh, India	377,098	Global Generics
14	Biologics Hyderabad, Telangana, India	1,011,463	Global Generics
15	Formulations Hyderabad Plant 3, Telangana, India	1,539,089	Global Generics
16	Formulations Srikakulam Plant 1 (SEZ), Andhra Pradesh, India	879,041	Global Generics
17	Formulations Srikakulam Plant 2 (SEZ), Andhra Pradesh, India	334,105	Global Generics
18	Formulations Srikakulam Plant 11, Andhra Pradesh, India	740,520	Global Generics
19	Formulations Visakhapatnam Plant 1 (SEZ), Andhra Pradesh, India	582,206	Global Generics
20	Formulations Visakhapatnam Plant 2 (SEZ), Andhra Pradesh, India	544,322	Global Generics
21	Aurigene Pharmaceutical Services Limited, Bengaluru, Karnataka, India	67,414	PSAI
22	Aurigene Oncology Limited, Bengaluru, Karnataka, India	630,462	Others
23	Integrated Product Development Center, Telangana, India	271,379	Global Generics, PSAI and Others

Sl No.	Name/Location	Approximate Area (Square feet)	Segments Which Primarily Use
	Outside India
24	API Cuernavaca Plant, Mexico	2,361,840	Global Generics and PSAI
25	API Mirfield Plant, United Kingdom	1,785,960	Global Generics and PSAI
26	API Middleburgh Plant, New York, United States	292,000	Global Generics
27	Technology Development Centre, Cambridge, United Kingdom	32,966	Global Generics and PSAI
28	Formulations Shreveport Plant, Louisiana, United States	2,349,251	Global Generics
29	Aurigene Discovery Technologies, Malaysia	5,672	Others

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

Material plans to construct, expand and improve facilities

During the year ended March 31, 2024, we enhanced the capacity for multiple products in our API Srikakulam Plants located in Andhra Pradesh, India. We also incurred substantial capital expenditures to enhance the capacity of both our “Formulations Visakhapatnam Plant 2 (FTO9)” and our “Formulations Srikakulam Plant 11”, each located in Andhra Pradesh, India.

During the year ended March 31, 2023, we enhanced the capacity for multiple products in our API Srikakulam Plant (SEZ) located in Andhra Pradesh, India. We also incurred substantial capital expenditures to enhance the capacity of our Formulations injectable facility at our “Srikakulam Plant 11”, located in Andhra Pradesh, India.

During the year ended March 31, 2022, we established a new oncology injectable products facility “Formulations Srikakulam Plant 11,” located in Andhra Pradesh, India. We also established a facility for potent products, for execution of Exhibit batches and for expansion of our non-oncology products at “Formulations Visakhapatnam Plant 1 (SEZ)” located in Andhra Pradesh, India.

As of March 31, 2024, we had capital work-in-progress of Rs.14,462 million and capital commitments of Rs.18,177 million for expansion of our manufacturing and research facilities, primarily relating to facilities located in India and Mexico. Our current capital work-in-progress and capital commitments primarily consist of projects to enhance the capacity of our formulations injectable facility at Srikakulam, Andhra Pradesh, India and new infrastructure at our Biologics facility at Hyderabad, Telangana, India. We currently intend to finance our additional expansion plans entirely through our operating cash flows, cash and cash equivalents, other investments and the cash flows from borrowings as required. A majority of these projects are expected to be completed during the fiscal years ending March 31, 2025 and March 31, 2026.

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

Our reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients; and
•	Others. *

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
*

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

*
As the revenues and gross profits of our Proprietary Products business are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, we determined that our Proprietary Products business no longer qualifies to be a reportable segment and consequently, effective April 1, 2022, we included the financial information relating to our former Proprietary Products segment in “Others”. The corresponding information relating to the Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of our consolidated financial statements.

Critical Accounting Policies

Critical accounting policies are defined as those that in our view are the most important to the portrayal of our financial condition and results and that require the most exercise of management’s judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. The basis for preparation of our financial statements, accounting policies and application of these are discussed in detail in Notes 2, 3 and 4 to our consolidated financial statements.

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

Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Refer to Note 2(d) (“Use of estimates and judgments”) in our consolidated financial statements for information about significant areas of estimation uncertainty and critical judgments.

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

Presented below are the points of recognition of revenue with respect to our sales of goods:
Particulars	Point of recognition of revenue
Sales of generic products in India	Control is transferred upon delivery of products to distributors by clearing and forwarding agents of the Company.
Sales of active pharmaceutical ingredients and intermediates in India
Upon delivery of  products to customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

Export sales and other sales outside of India	Upon delivery of products to customers (generally formulation manufacturers), subject to the terms of the applicable contract.

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

Out licensing arrangements, milestone payments and royalties

Our
revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment received on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. In cases where the transaction has two or more performance obligations, we account for the completed obligation (for example the transfer of title) as a separate unit of accounting and record revenue upon delivery of that component, provided that we can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognized over the balance period in which we have pending performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognized as revenues on achievement of such milestones, or over the performance period depending on the terms of the contract. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Royalty income earned through a license is recognized when the underlying sales have occurred
.

Provision for chargeback, rebates, sales returns and discounts

In our North America Generics business, our gross revenues are significantly reduced by chargebacks, rebates, sales returns, discounts, shelf stock adjustments, Medicaid payments and similar “gross-to-net” adjustments. Each of such adjustments are discussed in detail below.

•
Chargebacks
: Chargebacks are issued to wholesalers for the difference between our invoice price to the wholesaler and the contract price through which the product is resold in the retail part of the supply chain. The information that we consider for establishing a chargeback accrual includes the historical average chargeback rate over a period of time, current contract prices with wholesalers and other customers, and estimated inventory holding by the wholesaler. With this methodology, we believe that the results are more realistic and closest to the potential chargeback claims that may be received in the future period relating to inventory on which a claim is yet to be received as at the end of the reporting period. In addition, as part of our book closure process, a chargeback validation is performed in which we track and reconcile the volume of inventory for which we should carry an appropriate provision for chargeback. We procure the inventory holding statements and data from our wholesalers (representing approximately 96% of the total value of chargebacks outstanding at every year end reporting date) as part of this reconciliation. On the basis of this volume reconciliation, chargeback accrual is validated. For the chargeback rate computation, we consider different contract prices for each product across our customer base. This chargeback rate is adjusted (if necessary) on a periodic basis for expected future price reductions.

•
Shelf Stock Adjustments:
Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by us, and accruals for Shelf stock adjustments depend on future events upon material right obtained by customer when the prices of certain products decline as a result of price competition, new competitive launches or otherwise. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

61

•
Rebates
: Rebates (direct and indirect) are generally provided to customers as an incentive to stock and sell our products. Rebate amounts are based on a customer’s purchases made during an applicable period. Rebates are  deductions based on contractual obligations which include direct rebates, indirect rebates and other pricing adjustments paid to wholesalers, chain drug stores, health maintenance organizations or pharmacy buying groups under a contract with us. We determine our estimates of rebate accruals primarily based on the contracts entered into with our wholesalers and other direct customers and the information received from them for secondary sales made by them. For direct rebates, liability is accrued whenever we invoice to direct customers. For indirect rebates, the accruals are based on a representative weighted average percentage of the contracted rebate amount applied to inventory sold and delivered by us to wholesalers or other direct customers.

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

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 84% of such “gross-to-net” adjustments for our North America Generics business for the year ended March 31, 2024. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:

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

b)
Unit pricing rate
—At any point in time, inventory volumes on which we carry our chargeback accrual represents approximately 1.0 to 1.4 month of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual only relates to such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning April 1, 2023, 2022 and 2021, respectively, and ended March 31, 2024, 2023 and 2022, respectively, on our estimated inventory levels computed based on the methodology described above (see “Chargebacks” above). The impact on net sales on account of such price variation may not be significant.

A roll-forward for each major accrual for our North America Generics business is presented below for our fiscal years ended March 31, 2022, 2023 and 2024:
Particulars	Chargebacks	Rebates	Medicaid	Refund Liability (3)
	(All amounts in U.S.$ millions)
Beginning Balance: April 1, 2021	202	78	13	19
Current provisions relating to sales during the year	1,897	235	23	25
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,836)	(219)	(23)	(20)
Ending Balance: March 31, 2022	263	94	13	24

Beginning Balance: April 1, 2022	263	94	13	24
Current provisions relating to sales during the year (1)	2,121	209	22	32
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(2,137)	(216)	(22)	(21)
Ending Balance: March 31, 2023	247	87	13	35

Beginning Balance: April 1, 2023	247	87	13	35
Current provisions relating to sales during the year (2)	2,844	322	31	21
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(2,803)	(307)	(25)	(21)
Ending Balance: March 31, 2024	288	102	19	35

*
Currently, we do not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material considering past trends
. The volumes used to calculate the closing balance of chargebacks represent approximately 1.0 to 1.4 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.

**	Currently, we do not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, Medicaid payments or refund liability.

(1)
Chargebacks
provisions and payments for the year ended March 31, 2023 were each higher as compared to the year ended March 31, 2022, primarily as a result of higher sales volumes and also due to higher pricing rates per unit for chargebacks on account of reductions in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products
.

The foregoing were partially off-set due to a lower pricing rates per unit for chargebacks, primarily on account of a reduction in the invoice price to wholesalers for certain of the Company’s products. The rebate provisions and payments for the year ended March 31, 2023 were each lower as compared to the year ended March 31, 2022, primarily as a result of lower pricing rates per unit for rebates, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products
.

(2)
Chargebacks
provisions and payments for the year ended March 31, 2024 were each higher as compared to the year ended March 31, 2023, primarily as a result of our acquisition of a U.S. generic prescription products portfolio from Mayne Pharma Group Limited in April 2023, higher sales volumes and also due to higher pricing rates per unit for chargebacks. Such higher pricing rates were on account of reductions in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products
.

The rebate provisions and payments for the year ended March 31, 2024 were each higher as compared to the year ended March 31, 2023, primarily as a result of the aforesaid generic portfolio acquisition from Mayne Pharma Group Limited, as well as higher sales volumes for our base portfolio products
.

(3)
Our
overall provision for refund liability as of March 31, 2024 relating to our North America Generics business was U.S.$35, compared to a liability of U.S.$35 as of March 31, 2023. The refund liability created for new product launches and volume growth, were off-set by reductions in the contract prices and by product mix changes.

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

5.A. Operating results

Income Statement Data

	For the year ended March 31,
	2024		2024		2023		2022
	(Rs. in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Revenues	U.S.$	3350	Rs.	279,164	Rs.	245,879	Rs.	214,391
Cost of revenues		1,387		115,557		106,536		100,551
Gross profit		1,963		163,607		139,343		113,840
Selling, general and administrative expenses		926		77,201		68,026		62,081
Research and development expenses		274		22,873		19,381		17,482
Impairment of non-current assets, net		1		3		699		7,562
Other income, net		(50)		(4,199)		(5,907)		(2,761)
Results from operating activities		813		67,729		57,144		29,476
Finance income, net		48		3,994		2,853		2,119
Share of profit of equity accounted investees, net of tax		2		147		370		703
Profit before tax		862		71,870		60,367		32,298
Tax expense, net		194		16,186		15,300		8,730
Profit for the year	U.S.$	668	Rs.	55,684	Rs.	45,067	Rs.	23,568

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.
	Percentage of Sales			Percentage
	For the year ended March 31,			Increase/(Decrease)
	2024	2023	2022	2023 to 2024	2022 to 2023
Revenues	100.0%	100.0%	100.0%	13.5%	14.7%
Gross profit	58.6%	56.7%	53.1%	17.4%	22.4%
Selling, general and administrative expenses	27.7%	27.7%	29.0%	13.5%	9.6%
Research and development expenses	8.2%	7.9%	8.2%	18.0%	10.9%
Impairment of non-current assets	0.0%	0.3%	3.5%	(99.6)%	(90.8)%
Other expense/(income), net	(1.5)%	(2.4)%	(1.3)%	(28.9)%	113.9%
Results from operating activities	24.3%	23.2%	13.7%	18.5%	93.9%
Finance income, net	1.4%	1.2%	1.0%	40.0%	34.6%
Share of profit of equity accounted investees, net of tax	0.1%	0.2%	0.3%	(60.3)%	(47.4)%
Profit before tax	25.7%	24.6%	15.1%	19.1%	86.9%
Tax expense, net	5.8%	6.2%	4.1%	5.8%	75.3%
Profit for the year	19.9%	18.3%	11.0%	23.6%	91.2%

The following table sets forth, for the periods indicated, our consolidated revenues by segment:
	For the year ended March 31,
	2024			2023			2022
	(Rs. in millions)
	Revenues		% of Segment revenue	Revenues		% of Segment revenue	Revenues		% of Segment revenue
Global Generics	Rs.	245,453	88%	Rs.	213,768	87%	Rs.	179,170	84%
PSAI		29,801	11%		29,069	12%		30,740	14%
Others		3,910	1%		3,042	1%		4,481	2%
Total	Rs.	279,164	100%	Rs.	245,879	100%	Rs.	214,391	100%

Fiscal Year Ended March 31, 2024 compared to Fiscal Year Ended March 31, 2023

Revenues

Our overall consolidated revenues were Rs.279,164 million for the year ended March 31, 2024, an increase of 14% as compared to Rs.245,879 million for the year ended March 31, 2023. This revenue growth for the year ended March 31, 2024 was largely driven by a net increase in the sales volumes of existing products,
new product launches across our business segments
and foreign exchange rate gains. This was partially offset by price erosion in our Global Generics segment markets of North America
(the United States and Canada) and Europe as well as the
divestment of some of our non-core brands in India forming part of our Global Generics segment in the previous year.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:
	For the year ended March 31,
	2024			2023			2022
	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *
	(Rs. in millions)
Global Generics	Rs.	245,453	88%	Rs.	213,768	87%	Rs.	179,170	84%
North America (the United States and Canada)		129,895	53%		101,704	48%		74,915	42%
Europe		20,511	8%		17,603	8%		16,631	9%
India		46,407	19%		48,932	23%		41,957	23%
Russia		22,301	9%		21,228	10%		20,879	12%
Other countries of the former Soviet Union and Romania		8,626	4%		8,592	4%		8,261	5%
Others		17,713	7%		15,709	7%		16,526	9%
PSAI		29,801	11%		29,069	12%		30,740	14%
Others		3,910	1%		3,042	1%		4,481	2%
Total		279,164	100%		245,879	100%		214,391	100%

*
Percentages

mentioned against the

segments are with reference to the total revenue of our company; and percentages mentioned against geographies represent the sales in the respective geography as a percentage of the total revenue from that segment.

For the year ended March 31, 2024, the average exchange rate of the U.S. dollar appreciated by 3.0%, that of the Euro appreciated by 7.3%, and that of the Russian rouble depreciated by 25.6%, against the Indian rupee compared to the year ended March 31, 2023. These changes in exchange rates on an overall basis increased our reported revenues.

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.245,453 million for the year ended March 31, 2024, an increase of 15% compared to Rs.213,768 million for the year ended March 31, 2023. The revenue increase was in three of the four business geographies of this segment: North America (the United States and Canada), Europe, and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, China and Australia). Such increase was partially offset by a decline in our revenues from India.

The foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 20% resulting from a net increase in the sales volumes of existing products in this segment;

•	an increase of approximately 2% resulting from new products launched during the year ended March 31, 2024;

•	an increase of approximately 1% resulting from foreign exchange rate gains;

•	an increase of approximately 1% resulting from acquisitions during the year ended March 31, 2024; and the foregoing was partially offset by:

•	a decrease of approximately 9% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada):
Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.
129,895
million for the year ended March 31, 2024, an increase of 28% compared to Rs.
101,704
million for the year ended March 31, 2023. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 24% for the year ended March 31, 2024 compared to the year ended March 31, 2023.

This
revenue
increase was largely attributable to the following:

•	an increase in volumes for certain of our existing products;

•	revenues from acquisitions done during the year ended March 31, 2024, and

•	the foregoing was partially offset by price erosion from increased competition for certain of our products.

During the year ended March 31, 2024, we made 17 new ANDA filings with the U.S. FDA. As of March 31, 2024, our cumulative ANDA filings were 325. As of March 31, 2024, we had 86 filings pending approval with the U.S. FDA (81 ANDAs and five NDAs under the 505(b)(2) route, including 18 tentative approvals). Of the 86 filings which are pending approval, 50 are Para graph
IV filings, and we believe that we are the first to file with respect to 24 of these filings.

Europe:
Our Global Generics segment’s revenues from Europe (which is comprised of Germany, the United Kingdom and other European countries such as Italy, Spain, France and Austria) were Rs.20,511 million for the year ended March 31, 2024, an increase of 17% compared to Rs.17,603 million for the year ended March 31, 2023. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, the foregoing increase was primarily on account of increases in volumes for certain of our existing products and sales from new product launches during the year ended March 31, 2024, both of which were partially offset by price erosion in certain of our existing products.

India:
Our Global Generics segment’s revenues from India were Rs.46,407 million for the year ended March 31, 2024, a decrease of 5% compared to
Rs.48,932
million for the year ended March 31, 2023. This decline in revenues was largely attributable to the divestment of a few non-core brands in the year ended March 31, 2023, partially offset by an increase in sales prices and volumes of certain of our existing products and revenues from launches of new products
.

According to IQVIA in its Moving Annual Total report for the year ended March 31, 2024, our secondary sales in India grew by 7.3% during such period, compared to the India pharmaceutical market’s growth of 7.6% during the same period.
During the year ended March 31, 2024, we launched 13 new brands in India.

Emerging Markets:
Our Global Generics segment’s
re
venues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, China and Australia)
were Rs.48,640 million for the year ended March 31, 2024, an increase of 7% compared to compared to Rs.45,529 million for the year ended March 31, 2023.

Russia:
Our Global Generics segment’s
re
venues from Russia were Rs.22,301 million for the year ended March 31, 2024
, an increase of 5%
compared to
Rs.21,228
million for the year ended
March 31, 2023
.
In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 16% for the year ended March 31, 2024 compared to the year ended March 31, 2023.
This
revenue increase
was largely attributable to increase in sales price and volumes of certain of our existing products.
Our over-the-counter (“OTC”) division’s revenues from Russia for the year ended March 31, 2024 were approximately 53% of our total revenues from Russia in this segment.

According to IQVIA, as per its report
for the year ended March 31, 2024
, our sales value (in Russian roubles) growth and volume growth from Russia for such period, as compared to the Russian pharmaceutical market was as follows:

	Year ended March 31, 2024
	Increase /(Decrease)
	Dr. Reddy's		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	16.1%	4.6%	18.6%	7.4%
Over-the-counter (OTC)	14.4%	5.1%	12.0%	(0.7)%
Total (Rx + OTC)	15.2%	4.8%	15.3%	2.2%

As per the above referenced IQVIA report, our market shares in Russia for the years ended March 31, 2024 and 2023 were as follows:

	Year ended March 31,
	Volume based		Value based
	2024	2023	2024	2023
Prescription (Rx)	3.7%	3.8%	1.6%	1.7%
Over-the-counter (OTC)	1.5%	1.4%	1.8%	1.7%
Total (Rx + OTC)	2.3%	2.2%	1.7%	1.7%

Other countries of the former Soviet Union and Romania:
Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.8,626 million for the year ended March 31, 2024
, which remained flat as
compared to Rs.8,592 million for
the year ended
March 31, 2023. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, the increases in sales price of certain of our existing products were offset by
decreases in sales volumes of certain of our existing products
.

“Rest of the World” Markets
:
We refer to all markets of this segment, other than North America
(the United States and Canada)
, Europe, Russia and other countries of the former Soviet Union, Romania and India, as our “Rest of the World” markets.
Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.17,713 million for the year ended March 31, 2024, an increase of 13% compared to Rs.15,709 million for the year ended March 31, 2023. The increase is largely attributable to increase in sales volumes of certain of our existing products and revenues from new products launched during the year ended March 31, 2024, both of which were partially offset by decreases in sales price of certain of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues were Rs.29,801 million for the year ended March 31, 2024, an increase of 3% compared to
Rs.
29,069
million for the year ended
March 31, 2023
.
T
he increase in revenue was largely attributable to
revenues from new products launched during the year ended March 31, 2024 and favorable currency exchange rate fluctuations, both of which were partially offset by decrease in sales volumes and prices of certain of our existing products.

During the year ended March 31, 2024, we filed 133 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total active worldwide DMFs as of March 31, 2024 were 1,537, including 251 active DMFs in the United States.

Gross Profit

Our total gross profit was Rs.163,607 million for the year ended March 31, 2024, representing 58.6% of our revenues for that period, compared to Rs.139,343 million for the year ended
March 31, 2023
, representing 56.7% of
our
revenues
for that period.

The following table sets forth, for the period indicated, our gross profit by segment:
	For the year ended March 31,
	2024			2023			2022
	( Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	154,268	62.9%	Rs.	132,719	62.1%	Rs.	103,270	57.6%
PSAI		6,919	23.2%		4,715	16.2%		6,821	22.2%
Others		2,420	61.9%		1,909	62.8%		3,749	83.7%
Total	Rs.	163,607	58.6%	Rs.	139,343	56.7%	Rs.	113,840	53.1%

The
gross profit as a percentage of revenue from our Global Generics segment increased to 62.9% for the year ended March 31, 2024, from 62.1% for the year ended March 31, 2023. This increase was on account of favorable product mix changes
, productivity improvement, government incentives and favourable foreign exchange rates. This was partly offset with price erosion in certain of our products during the year e
nded March 31, 2024 and
divestment of certain non-core brands in the year ended March
31,
2023
.

The gross profit as a percentage of revenue from our PSAI segment increased to 23.2% for the year ended March 31, 2024, from 16.2% for the year ended March 31, 2023. This increase was primarily on account of lower overheads and material costs, government incentives and favourable forex, all of which were partially offset by price erosion in certain of our products.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.77,201 million for the year ended March 31, 2024, an increase of 13% compared to Rs.68,026 million for the year ended
March 31, 2023. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	an increase of 3% on account of higher legal and professional fees;
•	an increase of 3% on account of higher sales and marketing expenses;
•	an increase of 3% on account of increased personnel costs, primarily on account of annual raises and new hires;
•	an increase of 5% due to higher spending on other costs, including travel expenses, depreciation and amortization; and
•	the foregoing was partially offset by a decrease of 1% on account of reduced freight outward expenses.

As
a proportion of our total revenues, our selling, general and administrative were at 27.7% for the year ended March 31, 2024, which is
the same level as for the year ended March 31, 2023
.

Research and development expenses

Our
research and development expenses were Rs.22,873 million for the year ended March 31, 2024, an increase of 18% compared to Rs.19,381 million for the year ended March 31, 2023. This increase was primarily on account of higher development expenditures on certain products in our Global Generics segment, our biosimilars business and our
PSAI segment
,
as well as
on
our novel oncology assets
.

As a proportion of our total revenues, our research and development expense were higher at 8.2% for the year ended March 31, 2024, compared to 7.9% for the year ended March 31, 2023.

Impairment of non-current assets

Impairment of non-current assets were Rs.3 million for the year ended March 31, 2024, compared to Rs.699 million for the year ended March 31, 2023. Please refer to Notes 12, 13 and 14 of our consolidated financial statements
for further details.

Other income, net

Our net other income was Rs.4,199 million for the year ended March 31, 2024, a reduction of 29% compared to Rs.5,907 million for the year ended March 31, 2023. The net other income was lower for the year ended March 31, 2024, primarily on account of higher net other income recognized in the year ended March 31, 2023 from a settlement agreement for product and patent related matters and gain on sale of other intangible assets.

Finance income, net

Our
net finance income was higher at Rs.3,944 million for the year ended March 31, 2024
,
as
compared to Rs.2,853 million for the year ended March 31, 2023.

This increase in net finance income was largely attributable to:

•
an increase in fair value changes and profit on sale of units of mutual funds to Rs.3,103 million for the year ended March 31, 2024 compared to fair value changes and profit on sale of units of mutual funds of Rs.1,028 million for the year ended March 31, 2023; and

•	an increase in net interest income to Rs.567 million for the year ended March 31, 2024, compared to a net interest expense of Rs.248 million for the year ended March 31, 2023; and

This was partially offset by:

•	a lower net foreign exchange gain of Rs.278 million for the year ended March 31, 2024 compared to Rs.2,225 million for the year ended March 31, 2023.

Profit before tax

As a result of the above, our profit before taxes was Rs.71,870 million for the year ended March 31, 2024, an increase of 19% compared to Rs.60,367 million for the year ended March 31, 2023.

Tax expense

Our consolidated tax rate was 23% for the year ended March 31, 2024 compared to 25% for the year ended March 31, 2023.

Our effective tax rate for the year ended March 31, 2024 was lower compared to the year ended March 31, 2023 primarily on account of:

(a)	a decrease in the corporate income tax rate of our parent company as a result of the adoption of the corporate tax rate under section 115BAA of the Income Tax Act of India ; and

(b)
the recognition of
a
previously unrecognized deferred tax asset on operating tax losses primarily
,
pertaining to
our
subsidiary
Dr. Reddy’s Laboratories SA, Switzerland
,
as
we
believe that it is probable that there will be available taxable profits against which such tax losses can be utilized

As a result, we had a tax expense of Rs.16,186 million for the year ended March 31, 2024 compared to Rs.15,300 million for the year ended March 31, 2023.

Profit for the year

As a result of the above, our net profit was Rs.55,684 million for the year ended March 31, 2024, representing 19.9% of our total revenues for such year compared to Rs.45,067 million for the year ended March 31, 2023, representing 18.3% of our total revenues for such year.

Fiscal Year Ended March 31, 2023 compared to Fiscal Year Ended March 31, 2022

Refer to item 5.A. of our Annual Report on Form 20-F for the fiscal year ended March 31, 2023.

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

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements, in both the short term (i.e., the 12 months following the year ended March 31, 2024) and the long term (i.e., beyond such additional 12-month period).

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the years presented:
	For the year ended March 31,
	2024		2023		2022
	( Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	45,433	Rs.	58,875	Rs.	28,108
Investing activities		(40,283)		(41,373)		(26,387)
Financing activities		(3,763)		(26,861)		(2,422)
Net increase /(decrease) in cash and cash equivalents	Rs.	1,387	Rs.	(9,359)	Rs.	(701)

In addition to cash, inventory and accounts receivable, we had uncommitted lines of credit of Rs.61,131 million as of March 31, 2024, from our banks for working capital requirements. We draw upon these lines of credit based on our working capital requirements.

Cash Flow from Operating Activities

Year ended March 31, 2024 compared to year ended March 31, 2023

The result of operating activities was a net cash inflow of Rs.45,433 million for the year ended
March 31, 2024
compared to a net cash inflow of Rs.58,875 million for the year ended
March 31, 2023
.

The decrease in net cash inflow of Rs.13,442 million was primarily due to an increase in our working capital requirements.

Our average days’ sales outstanding (“DSO”) as of March 31, 2024 and March 31, 2023 were 103 days and 103 days, respectively.

Year ended March 31, 2023 compared to year ended March 31, 2022

The result of operating activities was a net cash inflow of Rs.58,875 million for the year ended
March 31, 2023
compared to a net cash inflow of Rs.28,108 million for the year ended
March 31, 2022
.

The increase in net cash inflow of Rs.30,767 million was primarily due to an increase in profit for the year and a decrease in our working capital requirements.

Our
average DS
O
as of March 31, 2023 and March 31, 2022 were 103 days and 108 days, respectively. The five days’ decrease in our DSO between March 31, 2023 and 2022 was due to factoring of our trade receivables.

Cash Flow from Investing Activities

Year ended March 31, 2024 compared to year ended March 31, 2023

Our investing activities resulted in net cash outflows of Rs.40,283 million and Rs.41,373 million for the years ended
March 31, 2024
and 2023, respectively, which was
primarily on account of the following:

•	net purchases of other investments of Rs.15,704 million for the year ended March 31, 2024, as compared to net purchases of other investments of Rs.23,366 million for the year ended March 31, 2023; and

•
the acquisition of property, plant and equipment, and other intangible assets, net of disposals, of Rs.26,350 million for the year ended March 31, 2024, as compared to Rs.18,784 million for the year ended March 31, 2023.

Year ended March 31, 2023 compared to year ended March 31, 2022

Our investing activities resulted in net cash outflows of Rs.41,373 million and Rs.26,387 million for the years ended
March 31, 2023
and 2022, respectively, which was
primarily on account of the following:

•
net purchases of other investments of Rs.23,366 million for the year ended March 31, 2023, as compared to net purchases of other investments of Rs.11,201 million for the year ended March 31, 2022; and the acquisition of property, plant and equipment, and other intangible assets, net of disposals, of Rs.18,784 million for the year ended March 31, 2023, as compared to Rs.15,733 million for the year ended March 31, 2022.

Cash Flow from Financing Activities

Year ended March 31, 2024 compared to year ended March 31, 2023

Our financing activities resulted in net cash outflows of Rs.3,763 million and Rs.26,861 million for the years ended
March 31, 2024
and 2023, respectively, which was primarily on account of the following:

•
net proceeds from short-term borrowings of Rs.5,493 million for the year ended March 31, 2024, as compared to net repayment of short-term borrowings of Rs.19,382 million for the year ended March 31, 2023;

•	payments of dividends of Rs.6,648 million for the year ended March 31, 2024, compared to payments of dividends of Rs.4,979 million for the year ended March 31, 2023;
•	interest payments of Rs.2,266 million for the year ended March 31, 2024, compared to interest payments of Rs.1,853 million for the year ended March 31, 2023; and
•
payments of the principal portion of lease liabilities of Rs.1,147 million for the year ended March 31, 2024 compared to payments of the principal portion of lease liabilities of Rs.1,015 million for the year ended March 31, 2023.

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

•	payments of dividends of Rs.4,979 million for the year ended March 31, 2023, compared to payments of dividends of Rs.4,146 million for the year ended March 31, 2022;
•
interest payments of Rs.1,853 million for the year ended March 31, 2023, compared to interest payments of Rs.1,345 million for the year ended March 31, 2022; and payments of the principal portion of lease liabilities of Rs.1,015 million for the year ended March 31, 2023 compared to payments of the principal portion of lease liabilities of Rs.785 million for the year ended March 31, 2022.

Liquidity and working capital

We manage our liquidity by ensuring, to the extent possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to our reputation.

As
of March 31, 2024, we had working capital of Rs.152,010
million
, including cash and cash equivalents of Rs.7,107
million
, investments in term deposits with banks, bonds and commercial papers of Rs.33,599 million
and investments in units of mutual funds of Rs.40,597
million
.

As of March 31, 2023, we had working capital of Rs.121,095 million, including cash and cash equivalents of Rs.5,779 million, investments in term deposits with banks, bonds, market linked debentures and commercial paper of Rs.17,739 million and investments in units of mutual funds of Rs.38,180 million.

Principal debt obligations

The following table summarizes our principal debt obligations (excluding obligations under leases) outstanding as of March 31, 2024:
	Payments due by period
Principal debt obligations	Total		Less than 1 year		1-5 years		More than 5 years
	(Rs. in millions)
Short-term borrowings	Rs.	12,723	Rs.	12,723	Rs.	-	Rs.	-
Long-term borrowings	Rs.	3,800	Rs.	-	Rs.	3,800	Rs.	-
Total obligations	Rs.	16,523	Rs.	12,723	Rs.	3,800	Rs.	-

Annual rate of interest

The following table provides details of annual rates of interest for our principal debt obligations (excluding obligations under leases) outstanding as of March 31, 2024:
Debt	Amounts in millions		Currency (1)	Interest Rate (2)
Short-term borrowings	Rs.	10,223	RUB	Key rate + 253 bps to 276 bps
			MXN	TIIE + 1.35%
			INR	3 Month T-bill + 10 bps
			EUR	4.44%
Pre-shipment credit		2,500	INR	3 Month T-bill + 0.05%
Long-term borrowings		3,800	INR	3 Months T-bill + 84 bps

(1)

“BRL
” means Brazilian reals, “EUR” means Euro, “INR” means Indian rupees, “MXN” means Mexican pesos and “RUB” means Russian roubles
.

(2)

“Key
rate” means the key interest rate published by the Central Bank of Russia,
“T-bill” means India Treasury bill and
“TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

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

Cash and cash equivalents are primarily held in U.S. dollars, Euros, Indian rupees, Russian roubles, Chinese yuans (Renminbi), Romanian new leus and Swiss francs.

Material cash requirements

During the year ended March 31, 2024 our principal cash requirements were utilized
for the purchase of property, plant and equipment of Rs.16,403 million, and other intangible assets of Rs.11,032 million.

As of March 31, 2024, we had committed to spend Rs.18,177 million in capital expenditures under agreements to purchase property, plant and equipment. These amounts are net of capital advances paid in respect of such purchases.

These commitments will be funded through the cash flows generated from operations, cash and cash equivalents, other investments and the cash flows from borrowings as required.

As of March 31, 2024 and 2023, we had uncommitted lines of credit from banks of Rs.61,131 million and Rs.68,516 million, respectively.

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

In the years ended March 31, 2024, 2023 and 2022, we expended Rs.22,873 million, Rs.19,381 million and Rs.17,482 million, respectively, on research and development activities. These increases were primarily on account of higher developmental expenditures in our Global Generics business and PSAI business. Each of these business segments has its own research and development and patent policies, and has numerous products in various stages of development. For further information on these policies and these products, see “Item 4. Information on the Company - Item 4.B Business overview.”

Patents, Trademarks and Licenses

We have filed and been issued num
e
rous patents in our principal areas of operations: Global Generics and Pharmaceutical Services and Active Ingredients. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2024, we have more than 1,550 trademarks filed with the Registrar of Trademarks in India which are either registered or are pending registration. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

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

Military conflicts

While the broader economic consequences of the military conflict between Russia and Ukraine are currently difficult to predict, geopolitical instability, the imposition of sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia in response to such measures could adversely affect the global geopolitical and economic environment, which could in turn adversely impact our operations and growth in Russia and other countries of the former Soviet Union. Similarly, the war declared by Israel on Hamas in October 2023 and the ongoing military activity in the region could escalate and involve surrounding countries in the Middle East, which could adversely affect the global geopolitical and economic environment. For additional details, see the discussion in Item 4.B. of this report under “Our Principal Areas of Operations - Global Generics Segment - Russia and other Countries of the former Soviet Union and Romania - Impact on our Operations due to the military conflict between Russia and Ukraine” and Item 3.D. of this report under “Risk Factors - We have operations in certain countries susceptible to political and economic instability that could lead to disruption or other adverse impact on such operations.”

Others

For additional trend information, please see “Item 5.A - Fiscal Year Ended March 31, 2024 compared to Fiscal Year Ended March 31, 2023” and “Item 4. - Information on the Company”.

5.E.
Critical Accounting Estimates

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.
Directors and senior management

The list of our directors and executive officers and their respective age and position as of March 31, 2024 was as follows:
Directors Name (1)	Age (in yrs.)	Position
Mr. K. Satish Reddy (2)(3)	56	Chairman
Mr. G.V. Prasad (2)(4)	63	Co-Chairman and Managing Director
Ms. Kalpana Morparia	75	Director
Mr. Leo Puri	63	Director
Ms. Shikha Sharma	65	Director
Dr. K.P. Krishnan	65	Director
Ms. Penny Wan	58	Director
Mr. Arun M. Kumar	71	Director
Dr. Claudio Albrecht (5)	65	Director
Dr. Alpna Seth (6)	60	Director
Mr. Sanjiv Mehta (7)	63	Director

(1)

Except for Mr. K. Satish Reddy and Mr. G.V. Prasad, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.
(2)

Full-time director.
(3)

Brother-in-law of Mr. G.V. Prasad.
(4)

Brother-in-law of Mr. K. Satish Reddy.
(5)

Appointed with effect from May 10, 2023.
(6)

Appointed with effect from September 19, 2023.
(7)

Appointed with effect from December 29, 2023.

Executive Officers

We classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is also referred to as our senior management. As of March 31, 2024, the Management Council consisted of:

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
Mr. K. Satish Reddy (1) Chairman	B. Tech., M.S. (Medicinal Chemistry)	56	32	January 18, 1993	Director, Globe Organics Limited
Mr. G.V. Prasad (2) Co-Chairman and Managing Director	B. E. (Chem. Eng.), M.S. (Indl. Admn.)	63	40	June 30, 1990	Promoter Director, Benzex Labs Private Limited
Mr. Erez Israeli Chief Executive Officer	Graduate Bar Ilan University MBA in Finance and Marketing Bar Ilan University	57	30	April 2, 2018	Executive Officer Enzymotec
Mr. Parag Agarwal Chief Financial Officer	Chartered Accountant (CA), Company Secretary (CS)	58	36	November 2, 2020	CFO-Health, Reckitt Benckiser PLC
Mr. M.V. Ramana Chief Executive Officer - Branded Markets (India and Emerging Countries)	MBA	56	32	October 15, 1992	-
Ms. Archana Bhaskar Chief Human Resource Officer	MBA (IIM)	57	34	June 15, 2017	Human Resources head (Global commercial business) Royal Dutch Shell
Mr. Sanjay Sharma Global Head of Manufacturing	B. Tech (IIT), Business Leader’s program (IIM) and General Management program (IIM)	56	33	August 1, 2017	Integrated Supply Chain Operations (Coca Cola) for India and South Asia
Mr. Deepak Sapra Global Head of PSAI	B.E., PGDM, MBA	49	24	January 23, 2003	Asst. Divisional Engineer, Indian Railways
Dr. Jayanth Sridhar Global Head of Biologics	BE, M Sc, M.Sc - Technology, PhD	53	24	May 17, 2021	Senior Vice President, Biological E. Limited
Mr. Marc Kikuchi Chief Executive Officer -North America Generics	MBA, BA (Molecular and Cell Biology)	55	30	February 1, 2019	CEO, Americas for Zydus Pharmaceuticals, Inc.
Mr. Patrick Aghanian Chief Executive Officer - European Generics	MBA, BA	59	36	October 7, 2019	Global Head of Zentiva
Phani Mitra B Chief Information Officer	Bachelors in Engineering From BITS Pilani and an MBA from IIM Bangalore	45	20	July 14, 2014	Senior Manager- Hewlett Packard
Mr. Sushrut Kulkarni Global Head of Integrated Product Development Organisation	Masters in Pharmacy	54	27	May 4, 2022	Executive Vice President and Head - Global Pharmaceutical Development, Glenmark
Mr. M.V. Narasimham Deputy Chief Financial Officer	Chartered Accountant	55	32	June 12, 2000	Executive, Senmar Group
Mr. Krishna Venkatesh Global Head - Quality and Pharmacovigilance	MS degree in Pharmaceutics from University of Mississippi and a B. Pharm degree from BITS Pilani	51	28	March 18, 2010	Director - Teva Pharmaceuticals

(1)	Brother-in-law of Mr. G.V. Prasad.
(2)	Brother-in-law of Mr. K. Satish Reddy.

There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of our Management Council.

Mr. Parag Agarwal will retire as our Chief Financial Officer on July 31, 2024, consequent to his decision to expand his involvement in philanthropy for the cause of making a meaningful difference to the lives of the most vulnerable segment of the society– the voiceless animals. As a result, he will also cease to be a member of our Management Council and Senior Management Personnel. He will continue to be available for the Company until August 31, 2024.

Mr. M.V. Narasimham, currently our Deputy Chief Financial Officer, is being elevated to the role of our Chief Financial Officer with effect from August 1, 2024. Presently, he is also a Member of our Management Council and Senior Management Personnel.

Mr. Marc Kikuchi has resigned from the role of CEO of North America Generics. He is ceased to be a member of our Management Council and Senior Management Personnel, effective from May 24, 2024.

Mr. Milan Kalawadia, was elevated to the role of CEO - North America and also inducted as a Member of our Management Council and Senior Management Personnel, effective from May 25, 2024.

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

Keeping true to the legacy of our founder, Dr. Anji Reddy, Mr. K. Satish Reddy drives the organization's Corporate Social Responsibility initiatives. The Dr. Reddy’s Foundation, of which he is Chairman, works to help the less privileged create sustainable livelihoods through appropriate vocational education. He is a Trustee of the Naandi Foundation, which works in the areas of child rights and education, safe drinking water, agriculture export marketing support and other much needed empowerment initiatives that India need. Satish is also one of the Directors of Dr. Reddy’s Institute of Life Sciences, the not- for-profit institute engaged in pioneering and innovative research in unifying areas of chemistry, biology and chemical biology.

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

Mr. G.V. Prasad
is a member of our Board of Directors and serves as our Co-Chairman and Managing Director. Prior to May 2014, he held the titles of Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited prior to its merger with Dr. Reddy’s Laboratories. Mr. Prasad’s emphasis on research, innovation, transparency, business ethics and leaner corporate structures has helped shape Dr. Reddy’s into what it is today - an organization of global repute, recognized industry-wide for scientific innovation, progressive people practices and high standards of corporate governance. He is driving the necessary imperatives for our company to engage even more deeply with the human aspects of health. Mr. Prasad focuses on mentoring leaders, driving innovation in science, technology and digitalization while championing the cause of the planet, purpose, and patients. Mr. Prasad also ensures that the company is well-positioned for our future, drawing upon his 35 years plus of leadership experience in the pharmaceutical industry to help our company anticipate trends and envision the future of healthcare.

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

He has a Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. He is currently the Chairman of CII National Committee on Pharmaceuticals. Mr. Prasad has also been serving as the Honorary Consul of the Kingdom of Belgium in Hyderabad since April 2019. Mr. Prasad was listed among the Top 50 CEOs that India ever had by Outlook magazine in 2017 and was recognized as one the top 5 Most Valuable CEOs of India by Business World in 2016. He was also listed in the prestigious ‘Medicine Maker 2018 Power List’ of most inspirational professionals shaping the future of drug development, and has been named India Business Leader of the year by CNBC Asia, in 2014 & 2015.

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
and Meesho Inc.
and as a Director on the Board of the Generation India Foundation. Ms. Morparia is a member of the Board of Governors of Bharti Foundation and the Foundation for Audit Quality (a non-governmental organization)
and Krea University. Ms.
Kalpana
has been conferred the Padma Shri award in the category of Trade & Industry by the Government of India in January 2024.

Mr.
Leo Puri
has been a member of our Board of Directors since October 2018. Mr. Puri was the Managing Director of UTI Asset Management Co. Ltd. from August 2013 to August 2018. Mr. Puri assumed office of the Chairman of JP Morgan Chase for South & South East Asia in late 2020 for three years. Since late 2023, he has assumed an advisory role as Co- Chairman, Asia Advisory Council. In his career of more than 31 years, Mr. Puri has previously worked as Director with McKinsey & Company and as Managing Director with Warburg Pincus. Mr. Puri has worked in the U.K., the United States and Asia. Since 1994, he has primarily worked in India. At McKinsey, he has advised leading financial institutions, conglomerates and investment institutions in strategy and operational issues. He has contributed to the development of knowledge and public policy through advice to regulators and government officials. At Warburg Pincus, he was responsible for leading and managing investments across industries in India. He also contributed to financial services investments in the international portfolio as a member of the global partnership. Mr. Puri is a director on the Board of Hindustan Unilever Limited and Tata Sons Private Limited. Mr. Puri has a Master’s degree in P.P.E. from University of Oxford, and a Master’s degree in Law from University of Cambridge.

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

Dr. Claudio Albrecht
most recently was a co-founder and managing partner of Albrecht, Prock & Partners and, until August 31, 2018, was the CEO of the publicly listed STADA AG. Before this assignment Dr. Albrecht worked in and with the Generic industry for more than 30 years. Dr. Albrecht started his pharmaceutical career at Sandoz in 1987 in Austria and became General Manager of its generic businesses in the Netherlands, in Germany and the USA, before leaving to become CEO of the Ratiopharm Group in 2000. In his time as CEO of the Ratiopharm Group, he was driving the internationalization process of the German drug maker beyond Europe and was material in the initiation of the development, manufacturing and commercialization project of Ratiopharm’s Biosimilars program. Ratiopharm was first to market with the Biosimilar Filgrastim in Europe. In 2007, Dr. Albrecht founded together with Peter Prock the strategy consulting firm CoMeth in Slovakia before he was asked to assume the role of CEO and Chairman of the Board of the Actavis Group. Actavis was operating in over 50 countries worldwide with standalone 2012 revenues in excess of € 2 billion. Under his leadership, Actavis was sold to Watson for U.S.$ 6 billion, which represented an above average industry multiple. As CEO of Actavis, Dr. Albrecht initiated a total turn around process and started a joint venture for the development and commercialization of recombinant Insulin and its analogues with the objective to build the first Generic “one stop shop” in Diabetes. After the divestiture of Actavis, Dr. Albrecht founded with Peter Prock the Zug/Switzerland based Albrecht, Prock & Partners AG (“AP&P”). Together with private equity and strategic investors, AP&P worked on numerous acquisition projects amongst which the take private initiative for STADA AG was the most significant. STADA AG was the largest leveraged buyout of a German listed company ever. Dr. Albrecht agreed to manage the company for an interim period of one year and led all the necessary changes and strategic initiatives. In September 2018, Dr. Albrecht returned to AP&P. Claudio holds a PhD in law.

Dr. Alpna Seth served as the President and Chief Executive Officer of Nura Bio Inc., a neurology pharmaceutical company for three years, until she retired starting October 2022. Prior to this, Dr. Seth was the Chief Operating Officer of Vir Bio Inc., a biopharma pioneer for treating infectious diseases. Before that, for nearly two decades from 1998 to 2017, Dr. Seth was a senior executive at Biogen Inc., a leading global biopharmaceutical company. Here, over the years she undertook several leadership roles with increasing profit and loss responsibility, spanning research and development to commercialization of new drugs in markets across the world. Early in her career at Biogen, she led oncology research and development which culminated in a successful merger of equals with Idec Pharma to form Biogen Idec. She was instrumental in establishing Biogen’s strategic expansion in Asia as a founding Managing Director in India with its HQ in Gurgaon, and then returning to Biogen’s global HQ in the U.S to lead the launch of its largest multibillion-dollar neurology drug franchise world-wide. In 2014 as Senior Vice President, she moved to Europe to spearhead Biogen’s foray into biosimilars with the rapid creation of one of the fastest growing biosimilars businesses in the industry. Along with a deep and broad industry expertise in biopharma, Dr. Seth’s experience includes health care and life sciences tools, industrial biotechnology, diagnostics, and management consulting. In addition to North America, she has lived and worked in Asia and in Europe. Dr. Seth has a track-record of creating and leading new businesses across therapeutic areas and modalities including biologics (novel and biosimilars), small molecules, gene therapy and RNA-based therapeutics. In addition, Dr. Seth brings extensive corporate governance and strategic oversight experience as a member of the Board of Directors of large publicly listed multinationals and VC-funded private biotech companies. Dr. Seth currently serves as an independent Director on the boards of three public (NASDAQ listed) companies- Seagen, Bio-Techne and Keros Therapeutics. Dr. Seth received a Ph.D. in biochemistry and molecular biology from University of Massachusetts Medical School and conducted her post-doctoral research at Harvard University in immunology and structural biology, both as a Howard Hughes Medical Institute Fellow. She is also a graduate of Harvard Business School’s Advanced Management Program.

Mr. Sanjiv Mehta
is the Executive Chairman of
L
Catterton India, a private equity enterprise, Board Member (Non-Executive) of Air India Ltd & Danone S.A., France and is the President Commissioner (Non-Executive Chairman) of PT Unilever TbK, Indonesia. Mr Mehta has been the Chairman/ CEO and Managing Director (2013-23) of Hindustan Unilever Limited (“HUL”) which is India’s foremost fast-moving consumer goods company. During his 10 years at the helm of HUL, its market capitalization increased from $17 billion to $76 billion, making it the fifth most valuable company in India and the most valuable business for Unilever. Mr. Mehta was also the President of Unilever South Asia, having a combined turnover of $9 billion, and a member of ‘Unilever Leadership Executive’, the global executive board of the consumer goods giant. Mr. Mehta has been the CEO / Executive Chairman of Unilever Businesses in different parts of the world for 21 years from 2002-23. He was Chairman and Managing Director of Unilever Bangladesh Limited (2002-06), Chairman and CEO of Unilever Philippines Inc. (2007-08), Chairman of Unilever - North Africa and Middle East (2008-13) and took over India and South Asia responsibilities from 2013. In each of these roles he left his imprint by turning around businesses in trouble, winning major competitive battles and accelerating growth and margins.

Mr. Mehta has done his Bachelor’s in Commerce, Chartered Accountancy and has also completed his Advanced Management Program (Harvard Business School). Mr. Mehta has been the President of India’s oldest and largest trade body FICCI (Federation of Indian Chambers of Commerce and Industry) during 2021-22, is a member of the South Asia Advisory Board of Harvard Business School and is Chairman Emeritus of ‘Vikaasa’, a coalition of top Indian and multi-national companies.

During the period when Mr. Mehta was heading HUL it won several recognitions, including the prestigious The Economic Times ‘Company of the Year’ & ‘Corporate Citizen of the Year’ awards, Business Standard’s ‘Company of the year’ award, the ‘Best Governed Company’ award by the Asian Centre for Corporate Governance and Sustainability and the 'Outstanding Company of the Year' award at CNBC-TV18’s India Business Leader Awards (“IBLA”). Forbes rated HUL as the most innovative company in India and the 8th most innovative company in the world. Aon Hewitt in a global study rated HUL as the 3rd best company globally for building leaders. Mr. Mehta was conferred the honorary degree of ‘Doctor of Philosophy in Business Management’ by Xavier University (Xavier Institute of Management) in 2019. He has received several personal recognitions including the ‘Best CEO Multinational’ by Forbes, the ‘Management Man of the Year’ by Bombay Management Association, the ‘CA Business Leader’ by The Institute of Chartered Accountants of India, the ‘Best Transformational Leader’ by the Asian Centre for Corporate Governance and Sustainability, the ‘Business Leader of the Year’ by The Economic Times, ‘Best CEO’ Award from Business Today, Pralhad P. Chhabria Memorial Global Award, the ‘JRD Tata Corporate Leadership award’ by the All India Management Association, the ‘Sir Jehangir Ghandy Medal’ by Xavier School of Management (XLRI), Jamshedpur, ‘IMPACT Person of the Year’ by exchange4media group (Business World), ‘Lifetime Achievement Award’ by CEO’s Association for Inclusive India -SKOCH Group, ‘CEO of the year’ by Business Standard and ‘Best of the Best CEO’s’ by Fortune. He has also been inducted into the ‘Hall of Fame’ by The Institute of Chartered Accountants of India.

Biographies - Executive Officers

Mr.
Erez Israeli
is Chief Executive Officer of our company and prior to that he was our Chief Operating Officer and the Global Head of Generics and PSAI business.
He has over 30 years of experience in the pharmaceutical industry. Mr. Israeli is an accomplished leader with a proven track record of achievement. Prior to joining us, Mr. Israeli was President and Chief Executive Officer of Enzymotec. Prior to that, he spent
23
years working at Teva Pharmaceutical Industries Limited (“Teva”), where he held several leadership positions in the API and pharmaceutical (Generics, Specialty and OTC) businesses.
His positions of responsibility included Vice President Marketing & Sales for North America, Vice President Asia Operations, President of Teva API, Group Executive Vice President, Head of Global Quality, and President & CEO of Growth Markets.
He was also the Head of the Global Quality function for Teva and has held Board positions at subsidiaries of Teva. He graduated from Bar Ilan University in Israel, majoring in art, economics and business administration, and received an MBA in Finance and Marketing from Bar Ilan University. Under Mr. Israeli leadership, our company has seen significant growth in both revenue and profitability. Our company has concluded acquisitions of key assets in India and internationally as well as launched several first-to-market products. Mr. Israeli has also steered us through our pandemic response, ensuring that commitments to supply medicines to patients and to employees’ safety were met. Under Mr. Israeli’s guidance, we have also broken new ground on digitalization across Research & Development, Manufacturing and Sales – along with our focus on innovation, this will yield significant dividends in the years to come.

Mr.
Parag Agarwal
is the Chief Financial Officer. Mr. Agarwal joined our company in 2020 from Reckitt Benckiser PLC, where he was CFO-Health, based in London. In a career spanning over 36 years, he has held several leadership positions, contributing significantly to the financial performance of his organizations. With over 10 years of working experience in several countries outside India, he brings deep global experience in leading business and financial strategy, transforming finance function, as well as in M&A strategy and execution. He has expertise in driving performance management of investments, financial result delivery and driving operating margin improvement through revenue and cost optimization across the value chain. Mr. Agarwal has held leadership positions in diverse cultural contexts and has driven large-scale change management programs in ambiguous and dynamic environments. Prior to his 10 plus year stint at Reckitt Benckiser PLC, he was associated with organizations such as Unilever, GSK Consumer Healthcare and Genpact. Mr. Agarwal is a Chartered Accountant and a Company Secretary.

Mr. M.V. Ramana
is the CEO - Branded Markets (India and Emerging Markets). In this role, he leads a multicultural team of 20+ nationalities in 25+ countries. He joined us on October 15, 1992, as a Management Trainee in the International Marketing division of our Branded Formulations business. In his 32 years tenure, he has handled various critical assignments including setting up the businesses in several countries across Asia, Latin America, Africa and the Middle East to joint venture in China and marking our successful entry in China. Since 2022, Mr. Ramana is also leading our Global Innovation Unit, furthering our organization’s focus to be on the forefront of innovation efforts, and creating a great opportunity for us to reach more and more patients with affordable and innovative health care solutions.

Mr. Ramana is also a frequent speaker at various international forums in the pharmaceutical and generics industry. He holds an MBA degree from Osmania University, Hyderabad, India and has completed the ISB-Kellogg management development program.

Ms.
Archana Bhaskar
is the Chief Human Resources Officer at Dr. Reddy’s and a member of the Management Council. Archana. Ms. Bhaskar oversees our Human Resources and Corporate Communications. She joined our company in June 2017 and has more than 32 years of people management experience across diverse industries, geographies and companies. Prior to joining us Ms. Bhaskar was with Royal Dutch Shell, Singapore where she was global head of Human Resources for the Global Commercial Businesses. Earlier, she worked with Unilever, where she held positions of European and global responsibility, as well as large Indian corporations with whom she consulted in professionalizing Human Resources policies and practices. She is an alumna of Lady Shri Ram College, Delhi University, where she majored in Psychology and Mathematics and the Indian Institute of Management, Bengaluru from where she completed her Master’s degree in Business Administration.

Mr. Sanjay Sharma
is the Global Head of Manufacturing. He joined us in August 2017. He has over 33 years of experience across various industries such as Coca-Cola and United Breweries handling diverse set of roles spanning across Supply Chain, Manufacturing and Sales in both emerging and developed markets. He joined us from Hindustan Coca-Cola where he led their Integrated Supply Chain Operations for India and South Asia. He graduated from the Indian Institute of Technology (“IIT”) Delhi with a degree in Chemical Engineering, completed one year Business Leader’s program from the Indian Institute of Management (“IIM”) Calcutta and a General Management program from IIM Ahmedabad.

Mr.
Deepak Sapra
is the Chief Executive Officer (CEO), of the Pharmaceutical Services and Active Ingredients (“PSAI”) business. As part of his role, he heads the API business, the Aurigene Pharmaceutical Services Limited (“APSL”) business, public health initiatives and business to business
collaborations for our company.
He also heads Global Portfolio and Product Management for Dr Reddy’s.
Mr. Sapra joined our company in 2003 from the Indian Institute of Management (“IIM”), Bangalore and has since then undertaken various roles in Marketing, Sales, Business Development and Portfolio covering most markets around the world. He also led the COVID initiatives for Dr Reddy’s on therapeutics as well as on vaccines. Mr. Sapra education is in engineering and management. Prior to joining our company, he worked in the Indian Railway Services, Government of India. He has also been a Fulbright fellow and a Chevening scholar.
He is also a published author and his first book was published in 2018.
He is also the co-founder of a charitable trust that works for people with disabilities in eastern India.

Dr.
Jayanth Sridhar
is the Global Head of Biologics, having joined Dr. Reddy’s Laboratories in May 2021. In a career spanning 25 years, Dr. Sridhar has assumed leadership roles of increasing breadth in Biologics in companies developing and manufacturing vaccines, novel biologics and biosimilars.  He has been responsible for the development, launch and commercial manufacturing of six novel vaccines/biologics and over twenty biosimilar products in high regulated and emerging markets.  Additionally, Dr. Sridhar has built and led teams in three continents (the United States, Europe and India) at Merck, BioMarin, Biocon, Cipla BioTec, Alvotech, Biological E and presently Dr Reddy’s Biologics. He has a passion for organization building, technical problem solving, people leadership and mentoring.

Mr. Marc Kikuchi
serves as Chief Executive Officer, North America Generics, and is based in the Princeton, New Jersey, office. He is responsible for leading the North America business and serves as a member of the Board of Dr. Reddy’s Laboratories, Inc. U.S.A. Mr. Kikuchi is an accomplished CEO, senior supply chain management and business development executive. He has more than 26 years’ experience in the Pharmaceutical Industry with extensive knowledge and understanding of generics, biosimilars, and oncology new chemical entities. Prior to joining our company, Mr. Kikuchi served as CEO, Americas for Zydus Pharmaceuticals, Inc. He has also held professional leadership roles of increasing responsibility with AmerisourceBergen Corporation, Medrad Inc., PRTM, Johnson & Johnson and Incyte Pharmaceuticals. Mr. Kikuchi earned his Master of Business Administration from Carnegie Mellon University with a concentration in Strategy, Marketing, and Operations Management. He has a Bachelor of Arts Degree in Molecular and Cell Biology with Biochemistry emphasis from the University of California at Berkeley.

Mr. Patrick Aghanian
serves as Chief Executive Officer, Europe Generics. Mr. Aghanian joined our company in 2019 from Zentiva in Prague/Czech Republic. Before becoming Head of Zentiva in 2017, he worked for multinational pharmaceutical companies such as Sanofi, GSK and Novartis, where he held various leadership roles in Eurasia, Middle-East and Europe. He has experience spanning over-the-counter, originator and generic pharmaceuticals, including specialist fields such as Oncology and Diabetes. Patrick earned his Master of Business Administration (MBA) from the UCLA Anderson School of Management/University of California, Los Angeles and holds a Bachelor of Arts from the University of California, Los Angeles.

Mr. Phanimitra B.
joined our company in 2014 and played various roles – setting up the Analytics Centre of Excellence, leading corporate strategy and digital transformation for Dr. Reddy’s India and Emerging markets businesses. Before joining our company, he worked with Hewlett Packard for over 11 years with roles in strategy, analytics & transformation consulting for customers across industries in the United States, India and Asia-Pacific region. In 2021, he was listed in the Analytics India Magazine’s 50 Most Influential AI Leaders in India. He holds a Bachelors in Engineering from BITS Pilani and an MBA from IIM Bangalore.

Mr.
 Sushrut Kulkarni
serves as Global Head of Integrated Product Development Organization (“IPDO”). Mr. Kulkarni has more than 27 years of experience in the pharmaceutical industry, particularly focusing on Product Research and Development.
He comes with lot of experience in diverse dosage forms such as oral solids, dermatological formulations, injectables, respiratory and transdermal. He has been instrumental in leading technical, regulatory and Project Management teams in Product development, ensuring their regulatory approvals, commercial launch and further life cycle management activities across geographies.  He is passionate about leading management teams to achieve new business heights. Mr. Kulkarni has worked across the spectrum in companies such as Glenmark, Zydus, Torrent, Sandoz and Rhone Poulenc
.
Mr. Kulkarni holds a Masters in Pharmacy from Bombay College of Pharmacy, Mumbai University and is passionate about leading management teams to achieve new business heights.

Mr. M.V. Narasimham
serves as Deputy Chief Financial Officer with responsibilities of global commercial business finance and global taxation. He is a qualified Chartered Accountant with more than 32 years of experience across several finance functions. Mr. Narasimham joined our company in the year 2000 and since then has handled several roles across finance in the company. He was leading the finance operations of our business segments PSAI and Global Generics during the period from 2006 to 2012. Since 2012, he has been heading the Corporate Finance function (Direct and Indirect Taxation, Consolidation and Corporate Analytics) along with Global Business finance involving both India and overseas operations.

Mr. Krishna Venkatesh
is the Global Head of Quality & Pharmacovigilance. Mr. Venkatesh has over 28 years of experience in the pharmaceutical industry and has been with our company for 14 years. His experiences span across areas of product development, process engineering, technology transfer and manufacturing operations. Prior to joining our company, he worked with Barr Pharmaceuticals and Teva in the United States. Mr. Venkatesh holds an MS degree in Pharmaceutics from University of Mississippi and a B. Pharm degree from BITS Pilani.

6.B.
Compensation

Directors’ compensation

Full-Time Directors
: The compensation of our Chairman and our Co-Chairman and Managing Director (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. They are not eligible to participate in our stock option plans. The Nomination, Governance and Compensation Committee of the Board of Directors initially recommends the compensation for full-time directors. The compensation of the full-time directors is then approved by the Board. Appointment/re-appointment/compensation of the full-time directors is placed for approval of shareholders along with the proposal for their appointment or re-appointment. The salary, commission and benefits of the full-time directors for year ended March 31, 2024 were within the limits approved by our shareholders in line with the provisions of the Indian Companies Act, 2013.

The Chairman of our Board and our Co-Chairman and Managing Director are each entitled to receive a maximum commission of up to 0.75% of our net profit (as defined under the Indian Companies Act, 2013) for the fiscal year. The Nomination, Governance and Compensation Committee, which is entirely composed of independent directors, recommends the commission for the Chairman of our Board and our Co-Chairman and Managing Director within the limits of 0.75% each, of our net profits (as defined under the Indian Companies Act, 2013) for each fiscal year. The Board, based on the recommendation of the Nomination, Governance and Compensation Committee, approves the commission of the Chairman and Co-Chairman and Managing Director.

Non-Full Time Directors:
In the year ended March 31, 2024, none of our non-full time directors were paid any sum as attendance fees. Non-full time directors are eligible to receive a commission on our net profit (as defined under the Indian Companies Act) for each fiscal year. Our shareholders have approved a maximum commission of up to 1% of the net profits (as defined under the Indian Companies Act, 2013) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were not granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002, the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 or the Dr. Reddy’s Employees Stock Option Scheme, 2018 in the year ended March 31, 2024.

For the year ended March 31, 2024, the directors were entitled to the following amounts as compensation:
		( Amounts Rs. in millions)
Name of Directors	Commission	Overseas Travel Compensation	Salary	Perquisites	Total
Mr. K. Satish Reddy	90.00	-	22.02	4.15	116.16
Mr. G.V. Prasad	160.00	-	22.02	4.26	186.27
Ms. Kalpana Morparia	16.68	-	-	-	16.68
Mr. Sridar Iyengar (1)(5)	4.69	1.67	-	-	6.36
Mr. Leo Puri (5)	12.93	4.17	-	-	17.10
Ms. Shikha Sharma	13.34	-	-	-	13.34
Dr. K.P. Krishnan	14.18	-	-	-	14.18
Ms. Penny Wan (5)	12.93	4.17	-	-	17.10
Mr. Arun M. Kumar (5)	13.77	5.00	-	-	18.77
Dr. Claudio Albrecht (2)(5)	11.92	4.17	-	-	16.09
Dr. Alpna Seth (3)(5)	6.58	1.67	-	-	8.25
Mr. Sanjiv Mehta (4)	3.32	-	-	-	3.32

(1)

Compensation for part of the year, term ended on July 30, 2023.
(2)

Compensation for part of the year, appointed as an independent director with effect from May 10, 2023.
(3)

Compensation for part of the year, appointed as an independent director with effect from September 19, 2023.
(4)

Compensation for part of the year, appointed as an independent director with effect from December 29, 2023.

(5)

Non Full Time Directors
who are
resident outside India
are entitled to get
overseas travel compensation for travelling for Board Meetings within the overall commission approved by the shareholders.

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

The following table presents the annual compensation paid or payable to other executive officers for services rendered to us for the year ended March 31, 2024 and stock options issued to all of our other executive officers during the year ended March 31, 2024:

Compensation for Executive Officers

		FMV Value		Par Value
Name	Compensation (1) (2) (Rs. in millions)	Exercise Price	No. of options (3)	Exercise Price	No. of options (3)
Mr. Erez Israeli (4)	197.09	4,907	52,692	-	-
Mr. Parag Agarwal	64.66	-	-	-	-
Mr. M.V. Ramana	82.74	4,907	7,959	-	-
Ms. Archana Bhaskar	65.21	4,907	5,129	-	-
Mr. Sanjay Sharma	66.05	4,907	5,989	-	-
Mr. Deepak Sapra	41.90	4,907	2,239	-	-
Mr. Marc Kikuchi (4)	53.48	4,907	11,927	-	-
Mr. Patrick Aghanian (4)	63.09	4,907	4,595	-	-
Mr. Mukesh Rathi (5)	31.97	4,907	4,133	-	-
Mr. Sushrut Kulkarni	55.63	4,907	2,870	-	-
Mr. M.V. Narasimham	48.82	4,907	2,392	-	-
Mr. Jayanth Sridhar (5)	34.59	4,907	2,105
Dr. Ranjana Pathak (5)	59.22	-	-	-	-
Mr. Krishna Venkatesh (5)	6.15	4,907	1,722	-	-
Mr. Phanimitra B (5)	15.13	4,907	1,722	-	-
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

(3)

The options vest on various dates beginning in the year ended March 31, 2024 and ending in the year ended March 31, 2028 subject to the employee being in continued service on the date of vesting. The options expire after five years from the date of vesting. The options are granted under the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 and the Dr. Reddy’s Employees Stock Option Scheme, 2018. For each of the foregoing options, one equity share or ADR (as applicable) will be issued upon its exercise.

(4)

These grants were in the form of options to acquire our ADRs.

(5)

These executive officers served for part of the year. Mr. Mukesh Rathi and Dr. Ranjana Pathak ceased as member of the Management Council on August 1, 2023 and January 12, 2024, respectively. Mr. Jayanth Sridhar, Mr. Phanimitra B and Mr. Krishna Venkatesh were inducted into the Management Council with effect from May 10, 2023, August 1, 2023 and January 12, 2024, respectively. The remuneration has been shown for the period the applicable executive officers is a member of the Management Council.

Compensation details on executive officers Mr. K Satish Reddy and Mr. G.V. Prasad are discussed under “Directors’ Compensation” above.

6.C.
Board Practices

Our Articles of Association require us to have a minimum of three and a maximum of fifteen directors. As of March 31, 2024, we had eleven directors on our Board, of which nine were non-full time independent directors.

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

Each such non-full time independent director shall be eligible for re-appointment for a second term of up to five consecutive years if determined by a special resolution passed by our shareholders.

The terms of each of our directors and their current expected expiration dates are provided in the table below:

Name	Expiration of Current Term of Office	Term of Office	Period of Service (3)
Mr. G.V. Prasad (1)	January 29, 2026	5 years	38.2 years
Mr. K. Satish Reddy (1)	September 30, 2027	5 years	31.4 years
Ms. Kalpana Morparia (2)	July 30, 2024	5 years	17 years
Mr. Sridar Iyengar (2) (4)	July 30, 2023	4 years	11.9 years
Mr. Leo Puri (2)	October 24, 2028	5 years	5.6 years
Ms. Shikha Sharma (2)	January 30, 2029	5 years	5.3 years
Dr. K.P. Krishnan (2)	January 6, 2027	5 years	2.3 years
Ms. Penny Wan (2)	January 28, 2027	5 years	2.4 years
Mr. Arun M. Kumar (2)	July 31, 2027	5 years	1.8 years
Dr. Claudio Albrecht (2) (5)	May 9, 2028	5 years	1.1 years
Dr. Alpna Seth (2)(6)	September 18, 2028	5 years	0.7 years
Mr. Sanjiv Mehta (2)(7)	December 28, 2028	5 years	0.4 years

(1)
Full time director.

(2)
Non-full time independent director.
(3)
  Reflects service through May 31, 2024
(4)
Term ended on July 30, 2023, as an Independent Director.
(5)
Appointed with effect from May 10, 2023.
(6)
Appointed with effect from September 19, 2023.
(7)
Appointed with effect from December 29, 2023

The directors are not eligible for any termination benefit on the termination of their tenure with us. Our full time directors are subject to retirement by rotation. As a result, Mr. K Satish Reddy shall retire by rotation, and the proposal to reappoint him is being placed before our shareholders at our annual general meeting scheduled on July 29, 2024.

Committees of the Board

Committees constituted by the Board focus on specific areas and take decisions within the authority delegated to them.

The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information, review and/or approval. We had seven Board-level Committees as of March 31, 2024:

•	Audit Committee.
•	Nomination, Governance and Compensation Committee.
•	Science, Technology and Operations Committee.
•	Risk Management Committee.
•	Stakeholders’ Relationship Committee.
•	Sustainability and Corporate Social Responsibility Committee.
•	Banking and Authorization Committee.

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
.

The Board has also approved the Charter of the Banking and Authorization Committee.

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

The Audit Committee consisted of the following four non-full time, independent directors as of March 31, 2024:

•	Mr. Arun M. Kumar (Chairman);
•	Ms. Kalpana Morparia;
•	Ms. Shikha Sharma; and
•	Dr. K.P. Krishnan.

Mr. Sridar Iyengar ceased as the Chairman and a Member of the Audit Committee consequent to end of his term as an Independent Director on July 30, 2023. Mr. Arun M. Kumar was appointed as the Chairman of the Committee with effect from July 31, 2023.

Our Company Secretary is the Secretary of the Audit Committee. This Committee met six times during the year ended March 31, 2024. Our independent registered public accounting firm was present at all Audit Committee meetings during the year.

The primary responsibilities of the Audit Committee are inter alia to:

•	Supervise our financial reporting process;
•	Review our consolidated financial statements, including among other things the investments made by them;
•	Review of the consolidated financial statements of our subsidiary companies, including among other things the investments, if any, made by them;
•	Review our quarterly and annual financial results, along with related public disclosures and filings, before providing them to the Board;
•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;
•	Discuss with management our major policies with respect to risk assessment and risk management;
•	Hold discussions with external auditors on the nature, scope and process of audits and any views that they have about our financial control and reporting processes;
•	Ensure compliance with accounting standards and with listing requirements with respect to the consolidated financial statements;
•	Recommend the appointment and removal of external auditors and their remuneration;
•	Recommend the appointment of cost auditors;
•	Review the independence of auditors;
•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our subsidiaries;
•	Review and approve related party transactions;
•	Review of the rationale, cost-benefits and impact of schemes involving merger, demerger, amalgamation etc., on our company and its shareholders.
•	Review the functioning of whistle blower mechanism;
•	Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002;
•	Scrutinize our inter-company loans and investments;
•	Examine the valuation of our undertakings or assets, wherever it is necessary;
•	Review compliances undertaken under insider trading laws;
•	Review the sexual harassment complaints and outcome of investigations, if any;
•	To suggest revisions to our insider trading policy to the Board and ensure the effective implementation of insider trading code;
•	Evaluate internal financial controls; and
•	Review suspected fraud, if any, committed against our company.

Nomination, Governance and Compensation Committee.

The primary functions of the Nomination, Governance and Compensation Committee are inter alia to:

•	Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board’s effectiveness;
•	Formulate policies on remuneration of Directors, key managerial personnel and other employees, and on Board diversity;
•	Formulate criteria for evaluation of Directors and the Board as a whole and the Committees;
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

The Nomination, Governance and Compensation Committee also administers our Employee Stock Option Schemes.

The Nomination, Governance and Compensation Committee consisted of the following non-full time, independent directors as of March 31, 2024:

•	Ms. Kalpana Morparia (Chairperson);
•	Dr. K.P. Krishnan;
•	Mr. Arun M. Kumar;
•	Mr. Leo Puri; and
•	Mr. Sanjiv Mehta.

Mr. Leo Puri was inducted as member of this Committee on October 27, 2023 and Mr. Sanjiv Mehta was inducted as member of this Committee on January 30, 2024.

The corporate officer heading our Human Resources function serves as the Secretary of the Committee. The Nomination, Governance and Compensation Committee met three times during the year ended March 31, 2024.

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

•	Review and monitor management’s actions in creating valuable intellectual property;
•	Review safety and quality of our operations;
•	Review the status of non-infringement patent challenges; and
•	Review and monitor management’s actions and plans in building and nurturing science in our organization in line with our business strategy.

The Science, Technology and Operations Committee consisted of the following non-full time, independent directors as of March 31, 2024:

•	Dr. Claudio Albrecht (Chairman)
•	Mr. Leo Puri;
•	Ms. Penny Wan;
•	Dr. Alpna Seth; and
•	Mr. Sanjiv Mehta.

Dr. Claudio Albrecht has been inducted as a member and Chairman of this Committee with effect from May 10, 2023. Dr. Alpna Seth was inducted as member of this Committee with effect from September 19,2023 and Mr. Sanjiv Mehta was inducted as member of this Committee with effect from January 30, 2024.

The corporate officers heading our Integrated Product Development Operations, Global Manufacturing Organization, Quality and Biologics functions serve as Secretaries of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met four times during the year ended March 31, 2024.

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
•
Review  and recommend changes to the Risk Management Policy and its implementation, including evaluating the adequacy of risk management system s, and associated frameworks, processes, practices and measures for risk mitigation and compliance with the risk management requirements of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

•	To ensure that appropriate methodology, processes and systems are in place to monitor and evaluate risks associated with the business of the Company;
•	Be aware of and approve our company’s risk appetite including risk levels, if any, set for financial and operational risk, disaster risk and legal risk.
•
Ensure that it is apprised of our more significant risks, including certain country risks and cyber security risks, along with the risk mitigation steps implemented to ensure effective enterprise risk management; and

•	Review risk disclosure statements in any public documents or disclosures, where applicable.

The Risk Management Committee consisted of the following non-full time, independent directors as of March 31, 2024:

•	Ms. Shikha Sharma (Chairperson);
•	Ms. Penny Wan;
•	Dr. Claudio Albrecht; and
•	Dr. Alpna Seth.

Dr. Claudio Albrecht and Dr. Alpna Seth were appointed  as member of the Committee with effect from May 10, 2023 and January 30, 2024, respectively. Our Chief Risk Officer or, in his/her absence, our Chief Financial Officer acts as the Secretary of the Risk Management Committee. This Committee met three times during the year ended March 31, 2024.

Sustainability and Corporate Social Responsibility (“SCSR”) Committee.

The primary responsibilities of the committee are divided as follows:

Sustainability –
•	To review our sustainability and other environment, social and governance related vision and goals on an ongoing basis;
•	To review and provide oversight over our programs, policies, practices, and strategies related to sustainability;
•	To review sustainability and environmental, social and governance (“ESG”) disclosures; and
•	To act as a nodal committee for guidance on sustainability and overall ESG goals and to review and monitor progress and all other matters incidental thereto.

CSR –
•
Formulate and recommend to the Board, a Corporate Social Responsibility Policy (“CSR Policy”) which shall indicate the activities to be undertaken by us as specified in Schedule VII of the Companies Act, 2013;

•	Provide guidance on our various CSR initiatives undertaken and monitor implementation and adherence to our CSR programs and policies from time to time;
•	Recommend to the Board an Annual CSR Action Plan delineating the CSR projects or programs to be undertaken during the financial year; and
•	Appoint an independent agency/firm to carry out impact assessment study, if any.

The Sustainability and Corporate Social Responsibility Committee consisted of the following directors as of March 31, 2024:

•	Dr. K.P. Krishnan (Chairman);
•	Ms. Kalpana Morparia;
•	Mr. G.V. Prasad;
•	Mr. K. Satish Reddy; and
•	Mr. Sanjiv Mehta.

Mr. Sanjiv Mehta was inducted as member of this Committee with effect from January 30, 2024.

The Company Secretary serves as the Secretary of the Committee. This Committee met four times during the year ended March 31, 2024.

Stakeholders’ Relationship Committee

The primary functions of the Stakeholders’ Relationship Committee are inter alia to:

•	Review of investor complaints and how they were redressed;
•	Review of queries received from investors;
•	Review of work done by our share transfer agent; and
•	Review of corporate actions related to our security holders.

The Stakeholders Relationship Committee consisted of the following directors as of March 31, 2024:

•	Ms. Kalpana Morparia (Chairperson);
•	Mr. G.V. Prasad; and
•	Mr. K. Satish Reddy.

Our Company Secretary is the Secretary of the Stakeholders’ Relationship Committee. This Committee met four times during the year ended March 31, 2024.

6.D.
Employees

The following table sets forth the number of our employees as of March 31, 2024, 2023 and 2022.
		As of March 31, 2024
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	10,070	222	129	401	10,822
Sales and marketing (2)	9,106	75	52	1,514	10,747
Research and development (3)	3,362	18	40	78	3,498
Others (4)	1,542	100	26	313	1,981
Total	24,080	415	247	2,306	27,048
		As of March 31, 2023
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	9,771	212	161	399	10,543
Sales and marketing (2)	8,617	67	98	1,523	10,305
Research and development (3)	3,040	15	51	71	3,177
Others (4)	1,394	87	64	293	1,838
Total	22,822	381	374	2,286	25,863
		As of March 31, 2022
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	9,902	188	171	380	10,641
Sales and marketing (2)	8,052	60	86	1,477	9,675
Research and development (3)	2,695	12	84	63	2,854
Others (4)	1,213	80	68	264	1,625
Total	21,862	340	409	2,184	24,795

(1)

Includes quality, technical services and warehouse.
(2)

Includes business development.
(3)

Includes employees engaged in contract research services provided to other companies.

(4)

Includes shared services, corporate business development and the intellectual property management team.

We did not experience any significant work stoppages in the years ended March 31, 2024, 2023 and 2022, and we consider our relationship with our employees and labor unions to be good. Approximately 1.7% of our employees belonged to labor unions as of March 31, 2024.

6.E.
Share ownership

The following table sets forth, as of March 31, 2024 for each of our directors and executive officers, the total number of our equity shares, ADRs and options owned by them:

			FMV Value												Par Value
Name	No. of Shares Held (1)	% of Outstanding Capital	Exercise Price	No. of options held (4)	Exercise Price	No. of options held (4)	Exercise Price	No. of options held (4)	Exercise Price	No. of options held (4)	Exercise Price	No. of options held (4)	Exercise Price	No. of options held (4)	Exercise Price	No. of options held (4)
Mr. G.V. Prasad (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. K. Satish Reddy (2)	901,002	0.54	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Ms. Kalpana Morparia (2)	10,800	0.01	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Leo Puri (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Ms. Shikha Sharma (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dr. K.P. Krishnan (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Arun M. Kumar (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Ms. Penny Wan (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dr. Claudio Albrecht (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dr. Alpna Seth (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Sanjiv Mehta (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Erez Israeli (3)(4)	30,785	0.01	-	-	-	-	3,679	16,435	5,301	3,380	3,905.80	59,087	4,907	52,692	5	14,295
Mr. Parag Agarwal	-	-	-	-	-	-	-	-	5,301	112	-	-	-	-	5	760
Mr. M.V. Ramana	26,197	0.01	-	-	-	-	3,679	1,165	5,301	246	3,905.80	9,144	4,907	7,959	5	8,365
Ms. Archana Bhaskar	10,579	0.00	-	-	-	-	3,679	940	5,301	320	3,905.80	5,897	4,907	5,129	5	1,231
Mr. Sanjay Sharma	-	-	-	-	-	-	3,679	835	5,301	352	3,905.80	5,243	4,907	5,989	5	1,331
Mr. Deepak Sapra	4,462	0.00	-	-	-	-	3,679	2,140	5,301	220	3,905.80	2,624	4,907	2,239	5	7,188
Mr. Marc Kikuchi (3)(4)	21,605	0.01	-	-	2,814	2,600	3,679	13,840	5,301	720	3,905.80	12,990	4,907	11,927	5	3,040
Mr. Patrick Aghanian (3)	-	-	-	-	-	-	3,679	2,480	5,301	300	3,905.80	5,201	4,907	4,595	5	9,444
Mr. Sushrut Kulkarni	32	0.00	-	-	-	-	-	-	-	-	3,905.80	5,656	4,907	2,870	-	-
Mr. M V Narasimham	9,442	0.00	2,607	1,950	2,814	2,175	3,679	2,320	5,301	124	3,905.80	2,565	4,907	2,392	5	5,848
Mr. Jayanth Sridhar	-	-	-	-	-	-	-	-	4662.7	156	3,905.80	2,099	4,907	2,105	5	765
Mr. Krishna Venkatesh	-	-	-	-	-	-	3,679	580	5,301	96	3,905.80	1,632	4,907	1,722	5	1,320
Mr. Phanimitra B	-	-	-	-	-	-	3,679	1,820	5,301	124	3,905.80	2,099	4,907	1,722	5	2,647

(1)	All shares have voting rights.
(2)	Not eligible for grant of stock options.
(3)	These grants were in the form of options to acquire ADRs.
(4)	“No. of shares held” represents the shares underlying ADRs.
(5)
The options vest on various dates between the year ending March 31, 2024 and the year ending March 31, 2028. The options expire after five years from the date of vesting. Each of the options results in the issuance of one equity share or ADR, as applicable, upon its exercise.

Employee Stock Incentive Plans

We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADRs, and during the year ended March 31, 2024 we operated under the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”) and the Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”). Each such option granted had an expiration date of five years from the vesting date. Dr. Reddy’s Employees Stock Option Scheme, 2002 ended in January 2022, however the options already granted under this scheme to eligible employees can be exercised for allotment of equity shares, until the end of the expiry period of such options.

During the year ended March 31, 2024, options to purchase ordinary shares and ADRs were awarded to various of our executive officers and other employees under the DRL 2007 Plan and the DRL 2018 Plan as follows:

Plan	Number of options granted	Exercise Price (Rs.)
DRL 2007 Plan (1)	-	5
DRL 2007 Plan (2)	78,780	4,907.00
DRL 2007 Plan (3)	5,526	5,514.00
DRL 2007 Plan (4)	2,229	5,856.00
DRL 2018 Plan (5)	157,799	4,907.00
DRL 2018 Plan (6)	2,044	4,907.00
DRL 2018 Plan (7)	1,820	5,514.00
Total	248,198

(1)	No options were granted at an exercise price of Rs. 5/-
(2)	100% vesting at the end of third year.
(3)	Equal vesting over a period of three years
(4)	50% at the end of first year, 25% at the end of second year and 25% at the end of third year.
(5)	100% vesting at the end of third year.
(6)	25% vesting each year over 4 years
(7)	25% vesting each year over 4 years

The Dr. Reddy’s Employees ESOS Trust was formed to support the DRL 2018 Plan by acquiring, including through secondary market acquisitions, equity shares which are issued to eligible employees upon exercise of stock options thereunder. During the year ended March 31, 2021, we have implemented cashless exercises of stock options under this plan. From the plan’s inception through March 31, 2024, we have granted an aggregate of 914,673 options, with a fair market value exercise price, under the DRL 2018 Plan. As of March 31, 2024, the Dr. Reddy’s Employees ESOS Trust has purchased an aggregate of 661,601 shares, at an average rate of Rs. 3,328, for the purpose of issuing the shares to such employees upon exercise of these options under the DRL 2018 plan. During the year ended March 31, 2023, trust sold through secondary market sales 48,032 equity shares representing unallocated inventory of shares not backed by grants.

For the years ended March 31, 2024 and 2023, Rs.407 million and Rs.397 million, respectively, have been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2024, and 2023, there was Rs.469 million and Rs.516 million, respectively of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.69 years and 1.87 years, respectively. For further information regarding our options and stock option incentive plans, refer to Note 28 to our consolidated financial statements
.

6.F.
Disclosure of a registrant’s action to recover erroneously awarded compensation

There are no events triggering restatement and recovery of compensation. Our clawback policy is included as Exhibit 97 to this annual report on Form 20-F.
91

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.
Major shareholders

All of our equity shares have the same voting rights. As of March 31, 2024, a total of 26.65% of our equity shares were held by the following parties:

•	Mr. K. Satish Reddy (Chairman of the Board);

•
Mrs. K. Samrajyam Reddy, mother of Mr. K. Satish Reddy, Mrs. Deepti Reddy, wife of Mr. K. Satish Reddy, Mrs. G. Anuradha, wife of Mr. G.V. Prasad, Mr. G. Sharathchandra Reddy, son of Mr. G.V. Prasad, and Ms. G. Vani Sanjana Reddy and Ms. G. Mallika Reddy, daughters of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”);

•	Kallam Satish Reddy HUF, which is affiliated with Mr. K. Satish Reddy and G.V. Prasad HUF, which is affiliated with Mr. G.V. Prasad (Co-Chairman and Managing Director); and

•
The

APS Trust owns 20.59% of the equity. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of the APS Trust. Mr. G.V. Prasad and Mr. K. Satish Reddy are the trustees of the APS Trust.

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

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2023 and as of March 31, 2024:

	Equity Shares Beneficially Owned (1)
	Status as on March 31, 2023		Status as on March 31, 2024
Name	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
APS Trust	3,4345,308	20.62%	3,4345,308	20.59%
K. Satish Reddy HUF	5,523,677	3.32%	5,523,677	3.31%
G.V. Prasad HUF (2)	2,543,418	1.53%	2,543,418	1.52%
Mr. K. Satish Reddy (2)	901,002	0.54%	901,002	0.54%
Family Members	1,147,723	0.69%	1,147,723	0.68%
Subtotal promoter group	44,461,128	26.70%	44,461,128	26.65%
Others/public float	122,066,748	73.30%	122,357,138	73.35%
Total number of shares outstanding	166,527,876	100.00%	166,818,266	100.00%

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

On May 22, 2024, the APS Trust transferred 15,126,124 equity shares, representing 9.07% of our outstanding equity shares, to Mr. K. Satish Reddy and 19,219,184 equity shares, representing 11.52% of our outstanding equity shares, to Mr. G.V. Prasad. There was no change in the total promoter shareholding in our company. The APS no longer holds any shares in our company after May 22, 2024. Immediately after these transfers, the total shareholdings of Mr. K. Satish Reddy  was 16,027,126 shares and of Mr. G.V. Prasad  was 19,219,184 shares, representing 9.61% and 11.52% of our then outstanding equity shares of the Company, respectively.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.
The following shareholders held more than 5% of our equity shares as of:
	March 31, 2024		March 31, 2023		March 31, 2022
Name	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held
APS Trust (1)	34,345,308	20.59%	34,345,308	20.62%	-	-
Life Insurance Corporation of India and Associates	84,21,089	5.05%	16,307,344	9.79%	8,769,499	5.27%
Dr. Reddy’s Holdings Limited (2)	-	-	-	-	41,325,300	24.83%

(1)
Each of the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares.

On May 22, 2024, the APS Trust transferred 15,126,124 equity shares, representing 9.07% of our outstanding equity shares, to Mr. K. Satish Reddy and 19,219,184 equity shares, representing 11.52% of our outstanding equity shares, to Mr. G.V. Prasad. There was no change in the total promoter shareholding in our company. The APS no longer holds any shares in our company after May 22, 2024. Immediately after these transfers, the total shareholdings of Mr. K. Satish Reddy  was 16,027,126 shares and of Mr. G.V. Prasad  was 19,219,184 shares, representing 9.61% and 11.52% of our then outstanding equity shares of the Company, respectively.

(2)
Pursuant to the Scheme of Amalgamation and Arrangement approved by Hon’ble National Company Law Tribunal, Hyderabad Bench, vide Order dated April 5, 2022, Dr. Reddy’s Holdings Limited was merged with Dr. Reddy’s Laboratories Limited effective from April 8, 2022.

As of March 31, 2024, we had 166,818,266 outstanding equity shares. As of March 31, 2024, there were 255,500 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are listed on the New York Stock Exchange. Our ADSs are also listed on NSE IFSC Limited. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2024, 15.35% of our issued and outstanding equity shares were owned through ADSs, as evidenced by ADRs. On March 31, 2024 we had approximately 57 registered holders and
35,295
beneficial holders of record of our ADSs, as evidenced by ADRs, in the United States.

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

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:
•	Report of Independent Registered Public Accounting Firm
•	Consolidated statements of financial position as of March 31, 2024 and 2023
•	Consolidated income statements for the years ended March 31, 2024, 2023 and 2022
•	Consolidated statements of comprehensive income for the years ended March 31, 2024, 2023 and 2022
•	Consolidated statements of changes in equity for the years ended March 31, 2024, 2023 and 2022
•	Consolidated statements of cash flows for the years ended March 31, 2024, 2023 and 2022
•	Notes to the consolidated financial statements

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements included herein are for our three most recent fiscal years.

Amount of Export Sales

For the year ended March 31, 2024, our export revenues (i.e., revenues from all geographies other than India) were Rs.230,691 million and accounted for 83% of our total revenues.

Legal Proceedings

Refer to Note 32 (“Contingencies”) of our consolidated financial statements.

Dividend Policy

In the years ended March 31, 2022, 2023 and 2024, we paid cash dividends of Rs.25 per equity share, Rs.30 per equity share and Rs.40 per equity share, respectively. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. At our Board of Directors’ meeting held on May 7, 2024, the Board of Directors proposed a dividend per share of Rs.40 for the year ended March 31, 2024 and aggregating to Rs.6,673 million, all of which is subject to the approval of our shareholders.

Holders of our ADSs are entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by our ADSs are paid to the depositary in Indian rupees and are converted by the depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

8.B.
Significant changes

Refer to Note 36 (“Subsequent events”) of our consolidated financial statements.

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

10.C.
Material contracts

Except as otherwise disclosed in this Annual Report on Form 20-F (including the exhibits thereto), and other than contracts entered into in the ordinary course of business, there are no material contracts to which we or any of our direct and indirect subsidiaries are a party for the two years immediately preceding the date of publication of this report.

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
97

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

If a FPI’s investments exceed the prescribed limits, the FPI will have the option to divest its excess holdings within five trading days, failing which the entire investment in the company will be considered a Foreign Direct Investment (“FDI”). If the investment falls under a category where FDI is prohibited, the aggregate FPI limit is capped at 24%.

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

As of March 31, 2024, FIIs and FPIs collectively held 29.13% of our equity shares, Foreign Nationals and Companies held 0.13% of our equity shares and NRIs held 0.96% of our equity shares

In September 2011, the Securities and Exchange Board of India (“SEBI”) enacted the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the “2011 Takeover Code”), which replaces the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The 2011 Takeover Code was thereafter amended from time to time.

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
99

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
Under the DR Framework, “permissible securities” means equity shares and debt securities, which are in a dematerialized form and rank pari passu with the securities issued and listed on a recognized stock exchange. Previously, under the 2014
Depository Receipts S
cheme, companies were only required to comply with eligibility requirements pertaining to prohibition from accessing capital markets or dealing in securities.
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
100

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

101

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

Taxation of Capital Gains.
The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 2(42A), 45, 47(viia), 49(2ABB),111A, 115AC and 115ACA, of the Income-tax Act, in conjunction with the Income- tax Scheme.
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
•
long-term capital gains realized by a resident and an employee from the transfer of the ADSs will be subject to tax at the rate of 10%, plus the applicable surcharges and the education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, plus the applicable surcharges and the Health and Education cess;

•
long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject `to tax at a rate of 10%, excluding the applicable surcharges and the Health and Education Cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller; and

•
long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax. However, effective as of April 1, 2018, long-term capital gains on sales of equity shares in excess of Rs.100,000 are subject to tax at a rate of 10% without indexation. However, gains incurred on or prior to January 31, 2018 will be grandfathered. Consequently, the current exemption under Section 10(38) of the Income-tax Act has been withdrawn and short-term capital gain is taxed at 15%, excluding the applicable surcharges and the Health and Education Cess if the sale of such equity shares is settled on a recognized stock exchange and the applicable securities transaction tax (“STT”) is paid on such sale.

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
102

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
All assesses, including individuals, whose advance tax payable is Rs.10,000 or more during the year are required to pay advance tax in four installments as follows:

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
103

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
104

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
105

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
Qualifying dividends will generally be taxed at a maximum income tax rate of 15% except for U.S. individual holders with incomes exceeding $518,900 or, in the case of taxpayers filing joint tax returns (or as a qualifying widow or widower), with incomes exceeding $583,750 which will be subject to tax at the rate of 20% on such qualifying dividends. Further, qualifying dividends received by U.S. individual holders with incomes less than $47,025 or, in the case of taxpayers filing joint returns (or as a qualifying widow or widower), $94,050 will be subject to tax at the rate of 0% on such qualifying dividends. Each U.S. holder should consult his, her or its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation. Different amounts apply for estates and trusts.
106

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

107

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
We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2024. Because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, dividends would not be eligible for the preferential tax treatment applicable to qualified dividends income but would instead be taxable at rates applicable to ordinary income.
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
.
Certain (but not all) of such materials
are also available on our website at
https://www.drreddys.com
, as soon as reasonably practicable after having been electronically filed or furnished to the SEC.
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
108

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

Components of Market Risk

Foreign Exchange Risk
Our foreign exchange risk arises from our foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, Russian roubles, U.K. pounds sterling and Euros), foreign currency investments (primarily in U.S. dollars and Euros) and foreign currency borrowings (in Russian roubles, Euros, Ukrainian hryvnia, Mexican pesos and Brazilian reals). A significant portion of our revenues are in these foreign currencies, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, our revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, we use both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of our highly probable forecast transactions and recognized assets and liabilities. We do not use derivative financial instruments for trading or speculative purposes.
We had the following derivative financial instruments to hedge the foreign exchange rate risk as of March 31, 2024:

Category	Instrument	Currency (1)	Cross Currency (1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	RUB	INR	RUB 1,227	Sell
	Forward contract	U.S.$	INR	U.S.$445	Sell
	Forward contract	ZAR	INR	ZAR 133	Sell
	Forward contract	GBP	INR	GBP 17	Sell
	Forward contract	AUD	INR	AUD 7	Sell
	Forward contract	EUR	INR	EUR 5	Sell
	Forward contract	U.S.$	BRL	U.S.$6	Buy
	Forward contract	U.S.$	CLP	U.S.$3	Buy
	Forward contract	U.S.$	COP	U.S.$11	Buy
	Forward contract	U.S.$	RON	U.S.$20	Buy
	Forward contract	EUR	U.S.$	EUR 99	Buy
	Forward contract	GBP	U.S.$	GBP 55	Buy
	Forward contract	U.S.$	AUD	U.S.$4	Buy
	Option contract	U.S.$	INR	U.S.$20	Sell
	Option contract	RUB	U.S.$	RUB 2000	Sell
	Currency Swap	EUR	BRL	EUR 7	Buy
Hedges of highly probable forecast transactions	Forward contract	U.S.$	INR	U.S.$11	Sell
	Forward contract	RUB	INR	RUB 1,500	Sell
	Option contract	U.S.$	INR	U.S.$903	Sell
	Option contract	RUB	U.S.$	RUB 1,050	Sell
(1)

“AUD” means Australian dollars, “BRL” means Brazilian reals, “COP” means Colombian pesos, “CLP” means Chilean pesos, “EUR” means Euros, “GBP” means U.K. pounds sterling, “INR” means Indian rupees, “RON” means Romanian new leus, “RUB” means Russian roubles, “U.S.$” means United States dollars and “ZAR” means South African rands.
109

In respect of our forward, option contracts and currency swaps, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.7,041/(7,269) million increase/(decrease) in our hedging reserve and an approximately Rs.2,203/(2,315) million increase/(decrease) in our net profit from such contracts as of March 31, 2024.
For a detailed analysis of our foreign exchange risk, please refer to Notes 30 and 31 in our consolidated financial statements.

Commodity Rate Risk
Our exposure to market risk with respect to commodity prices primarily arises from our purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products whose prices may fluctuate significantly over short periods of time. The prices of our raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in our active pharmaceutical ingredients business are generally more volatile. Costs of raw materials forms the largest portion of our cost of revenues. We evaluate and manage our commodity price risk exposure through our operating procedures and sourcing policies. As of March 31, 2024, we have not entered into any material derivative contracts to hedge our exposure to fluctuations in commodity prices.

Interest Rate Risk
As of March 31, 2024, Rs.2,500 million of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 5 bps; Rs.4,600 million of loans carrying a floating interest rate of 3 Months India Treasury Bill + 10 bps; Rs.3800 million of loans carrying a floating interest rate of 3 Months India Treasury Bill + 84 bps; Rs.2,302 million of loans carrying a floating interest rate of Key rate + 253 bps to 276 bps ; and Rs.2,673 million of loans carrying a floating interest rate of TIIE+1.35%.
“TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “Key rate” means the key interest rate published by the Central Bank of Russia.
These loans expose us to risks of changes in interest rates. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

Interest Rate Profile
.
The interest rate profile of our short-term borrowings from banks is as follows:
	As of March 31,
	2024		2023
	Currency (1)	Interest Rate (2)	Currency (1)	Interest Rate (2)
Other working capital borrowings	RUB	Key rate + 253 bps to 276 bps	RUB	9.87% to 10.40%
	MXN	TIIE + 1.35%	MXN	TIIE + 1.15%
	INR	3 Month T-bill + 10 bps	INR	9.15%
	-	-	BRL	CDI + 1.2%
	-	-	UAH	21.00%
	EUR	4.44%	-	-
Pre-shipment credit	INR	3 Month T-bill + 0.05%	-	-
The interest rate profile of our long-term borrowings (other than obligations under leases) is as follows:

	As of March 31,
	2024		2023
	Currency (1)	Interest Rate	Currency (1)	Interest Rate
Rupee term loan from bank	INR	3 Months T-bill + 84 bps	-	-
Non-convertible debentures	-	-	INR	6.77%
(1)

“BRL” means Brazilian reals, “EUR” means Euro, “INR” means Indian rupees, “RUB” means Russian roubles, “MXN” means Mexican pesos and “UAH” means Ukrainian hryvnia.
(2)

“CDI” means Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means India Treasury bill.

110

Maturity profile
.
The aggregate maturities of interest-bearing long-term borrowings (other than obligations under leases), based on contractual maturities, as of March 31, 2024 are as follows:

Maturing in the year ending March 31,	( All amounts in Rs. Millions)
2027	Rs.3,800
Rs.3,800
Counter-party risk encompasses settlement risk on derivative contracts and credit risk on cash and term deposits (i.e., certificates of deposit). Exposure to these risks is closely monitored and kept within predetermined parameters. Our group treasury department does not expect any losses from non-performance by these counter-parties.
For the year ended March 31, 2024, every 10% increase or decrease in the floating interest rate component applicable to our loans and borrowings would affect our net profit by Rs.144 million.

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
111

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
Fees paid by Depositary
Direct Payments
The Depositary has agreed to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with the program. In the year ended March 31, 2024, the Depositary reimbursed us for an amount of U.S.$569,906. The amounts the Depositary reimburses are not related to the fees collected by the Depositary from ADS holders. Under certain circumstances, including termination of our ADS program prior to May 11, 2023, we are required to repay to the Depositary amounts reimbursed in prior periods.
The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2024.
Category of expenses	Amount reimbursed during the year ended March 31, 2024
Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	U.S.$	569,906
Listing fees		None
Investor relations		None
Advertising and public relations		None
Broker reimbursements		None

Indirect Payments
As part of its service to us, the Depositary has agreed to waive fees for the standard costs associated with the administration of our ADS program, associated operating expenses and investor relations advice. The Depository has not paid any expenses on our behalf.
112

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Modification in the rights of security holders
None.
Use of Proceeds
Not applicable.
113

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
Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2024, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.
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
Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2024 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2024.
The effectiveness of our internal control over financial reporting as of March 31, 2024 has been audited by Ernst & Young Associates LLP (“EY”), the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.
/s/Erez Israeli	/s/Parag Agarwal
Chief Executive Officer	Chief Financial Officer
114

(c)
Attestation Report of the Registered Public Accounting Firm.
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Dr. Reddy’s Laboratories Limited
Opinion on Internal Control Over Financial Reporting
We have audited Dr. Reddy’s Laboratories Limited and subsidiaries’ internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Dr. Reddy’s Laboratories Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2024 and 2023, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31 2024, and the related notes and our report dated June 12, 2024 expressed an unqualified opinion thereon.

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
June 12, 2024
115

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

ITEM 16. [RESERVED]
ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT
The Audit Committee of our Board of Directors is entirely composed of independent directors and brings in expertise in the fields of finance, economics, human resource development, strategy and management. Please see “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee of our Board of Directors. Our Board of Directors has determined that Mr. Arun M Kumar is an audit committee financial expert, as defined in Item 401(h) of Regulation S-K, and is independent pursuant to applicable NYSE rules.
ITEM 16.B. CODE OF ETHICS
We have a Code of
Business Conduct and Ethics (the “COBE”), which applies to all Directors and employees of our company and its subsidiaries and affiliates. The COBE is filed as an exhibit to this annual report on Form 20-F, and is also available on our corporate website
at
https://www.drreddys.com/investors/governance/code-of-business-conduct-and-ethics-obe/#governance#code-of-business-conduct-and-ethics
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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Ernst & Young Associates LLP served as our independent registered public accounting firm for the years ended March 31, 2024 and 2023 for which audited statements appear in this Annual Report.
The following table sets forth the aggregate fees paid to Ernst & Young Associates LLP and the various member firms of Ernst & Young Associates LLP in the years ended March 31, 2024 and 2023.
	For the year ended March 31,
Type of Service	2024		2023		Description of Services
	(Rs. in millions)
Audit fees	Rs.	118.3	Rs.	120.2	Audit and review of financial statements
Audit related fees		2.4		1.6	Statutory certifications and other matters
Tax fees		27.0		18.3	Tax and transfer pricing related services
Total	Rs.	147.7	Rs.	140.1
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
116

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
Tabulated below are the details of the equity shares acquired under such plan during the year ended March 31, 2024.
Period	Total Number of Equity Shares Purchased	Average Price Paid per Equity Share (Rs.)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum number of Equity Shares that may yet be purchased under the Plans or Programs
April 1, 2023 to March 31, 2024	0	0	661,601	(1)	1,838,399
(1)

The ESOS Trust has purchased an aggregate of 661,601 equity shares as of March 31, 2024. Out of these, an aggregate of 81,353 equity shares were transferred to employees (including 35,946 shares transferred during the year ended March 31, 2024) pursuant to exercises of stock options (cash and cashless exercises) granted under the Dr. Reddy’s Employees Stock Option Scheme, 2018. The ESOS Trust sold an aggregate of 45,407 equity shares on the market during the year ended March 31, 2023 in connection with cashless exercises.

Refer to Note 28 (“Share-based payments”) of these consolidated financial statements for further details on the Dr. Reddy’s Employees Stock Option Scheme, 2018.
ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

117

ITEM 16.G. CORPORATE GOVERNANCE
Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c), which are as follows:
(i)	establish an independent audit committee that has specified responsibilities;
(ii)	provide prompt certification by its chief executive officer of any non-compliance with any corporate governance rules;
(iii)	provide periodic written affirmations to the NYSE with respect to its corporate governance practices; and
(iv)	provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.
The following table compares our principal corporate governance practices to those required of U.S. NYSE listed companies.
Standard for U.S. NYSE Listed Companies	Our practice
Listed companies must have a majority of “independent directors,” as defined by the NYSE.	We comply with this standard. Nine of our Eleven directors are “independent directors,” as defined by the NYSE as on March 31, 2024.
The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	We comply with this standard. Our non-management directors meet periodically without management directors in scheduled executive sessions.
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

We have an Audit Committee composed of four members, all being independent directors as on March 31, 2024. The committee has a written charter that meets these requirements. We have evaluated the performance of our Audit Committee.

Each listed company must have an internal audit function.	We have an internal audit function.
Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We comply with this standard. Our Employee Stock Option Plans were approved by our shareholders.
118

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

We filed our most recent annual written affirmation, in the form specified by the NYSE, on July 3, 2023.
Standard for U.S. NYSE Listed Companies	Our practice
The annual and interim Written Affirmations must be in the form specified by the NYSE.
Each listed company must adopt a recovery policy for compensation erroneously paid to executive officers,	We have adopted a recovery policy for compensation erroneously paid to executive officers, a copy of which is attached as an exhibit to this annual report.
119

ITEM 16.H. MINE SAFETY DISCLOSURE
Not Applicable.
ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.
ITEM 16.J. Insider Trading Policies
In addition to the insider trading policies included in our Code of Business Conduct and Ethics (see Item 16.b. above), we have adopted a Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons.  These codes contain insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that is reasonably designed to promote compliance with all applicable insider trading laws, rules and regulations, and all applicable listing standards.
Copies of these Codes are filed as Exhibit 11.1 and 11.2, respectively, to this annual report on Form 20-F.

ITEM 16.K. CYBERSECURITY
Risk Management and Strategy
Our Information Security Management System is based on internationally recognized frameworks such as the ISO27001 standard published by the International Organization for Standardization and the Cybersecurity Framework published by the U.S. National Institute of Standards and Technology. We use a comprehensive technology stack to implement the above control framework and perform periodic independent assessments to review the effectiveness of these controls. Any gaps identified in the control framework go through an established risk management process.
From a process perspective, our cybersecurity practices work under three pillars: (1) Cyber Risk, (2) Cyber Defense and (3) Strategy and Governance. The ‘Cyber Risk’ pillar is responsible for identifying the threat landscape and necessary attack vectors. The ‘Cyber Defense’ pillar is responsible for monitoring the technology stack for any anomaly and taking necessary steps to control any issues in collaboration with the applicable technology and location teams. The ‘Strategy and Governance’ pillar is responsible for tracking and managing the risks identified by the other pillars and ensuring that necessary governance is in place. These services are managed with the help of outside cybersecurity consultants, currently including one of the leading consulting companies, and the respective lead from the function manages the deliverables under the leadership of our Chief Information Security Officer (“CISO”). On a regular basis, we perform simulated external and internal cyber-attacks to baseline the response from the respective team and perform continuous improvement.

Governance of Cybersecurity Risk
The governance of cybersecurity risk happens at different levels. The CISO is responsible for managing day to day operations related to cybersecurity. The CISO has monthly governance meetings with technology leadership teams, including our Chief Information Officer (“CIO”). Our CIO and CISO have worked for services, industry and consulting firms, with each of them having nearly two decades of experience in their specific domains. The status of cybersecurity progress and related matters are updated to the CEO on a quarterly basis. Our Board considers cybersecurity risks as part of its risk oversight function and has delegated the oversight of cybersecurity and other information technology risks to the Risk Management Committee of the Board. The Risk Management Committee is apprised of cybersecurity risks along with the risk mitigations steps implemented by the CISO and Chief Risk Officer (“CRO”) to ensure effective enterprise risk management.
120

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.

ITEM 18. FINANCIAL STATEMENTS
The following financial statement and auditor’s report for the year ended March 31, 2024 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:
• Report of Independent Registered Public Accounting Firm (PCAOB ID: 1712)	122
• Consolidated statements of financial position as of March 31, 2024 and 2023	124
• Consolidated income statements for the years ended March 31, 2024, 2023 and 2022	125
• Consolidated statements of comprehensive income for the years ended March 31, 2024, 2023 and 2022	126
• Consolidated statements of changes in equity for the years ended March 31, 2024, 2023 and 2022	127
• Consolidated statements of cash flows for the years ended March 31, 2024, 2023 and 2022	128
• Notes to the consolidated financial statements	130

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dr. Reddy’s Laboratories Limited

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Dr. Reddy’s Laboratories Limited (and subsidiaries) (the Company) as of March 31, 2024, and 2023, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated June 12, 2024, expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate..

Contingencies, including litigations

Description of the matter
As described in Note 3(I) and 32 to the consolidated financial statements, the Company is involved in disputes, lawsuits, claims, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company recognizes a liability for those legal contingencies for which it has a possible or a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The Company assisted by their internal and external legal counsel assesses the need to make provision or discloses information with respect to the nature and facts of the case.

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

To test the Company's contingencies, our substantive audit procedures included, among others, testing the completeness of the contingencies subject to evaluation by the Company through review of minutes of board meetings and evaluation of legal expenses. We also evaluated the Company's analysis of its assessment of the probability of outcome for each material contingency through inspection of responses to inquiry letters sent to external legal counsel, discussions with internal counsel, as well as external legal counsel, when deemed necessary, to confirm our understanding of the allegations and potential outcomes and obtaining written representations from executives of the Company.

We also evaluated the adequacy of Company’s disclosures in relation to these matters.

Chargebacks, rebates and refund liability, related to Revenue

Description of the matter
As described in Note 3(m) and 22 to the consolidated financial statements, revenues from product sales are recognized upon transfer of control to a customer, usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer, net of accruals for estimated chargebacks, rebates (which includes contractual obligations relating to other pricing adjustments), and sales returns, (collectively sales deductions), which are estimated at the time of sale, to reflect the amount of consideration to which the Company expects to be entitled.

Auditing the estimation of sales deductions, which are netted against product sales, is complex and requires significant judgment. The estimated sales deductions are based on assumptions and inputs used in the estimate, such as current contractual terms, wholesaler inventory levels, and historical data.

How we addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the sales deduction processes. This included, for example, testing controls over management’s review of significant assumptions and inputs used in the estimate of sales deductions, including actual sales, contractual terms, and historical data such as actual customer inventory levels of the Company’s products, and estimated sales subject to sales deductions. We also tested management’s controls relating to identification, evaluation and compliance of rebates (which includes contractual obligations relating to other pricing adjustments) in customer contracts and management’s controls over the accuracy and completeness of the estimates used to calculate the final sales deductions.

To test management’s estimated sales deductions, our audit procedures included, among others, evaluating the methodology used and the underlying data used by the Company. For example, we tested management’s estimates over the determination of sales deductions accruals by comparing the rates and pricing clauses used in management’s estimate to the underlying contracts and historical sales deductions data. We compared the assumptions to contracted prices, historical rebates, discounts, allowances and returns, and where relevant to current payment trends. We also considered the historical accuracy of management’s estimates in prior years, and to assess the estimated amounts, we evaluated trends in actual sales and discount accrual balances. We also tested the underlying data used in management's calculations for accuracy and completeness, which included inspection of source data supporting product pricing, inventory levels and rebate claims paid subsequent to period end and settled during the period.

We also evaluated the adequacy of the Company’s disclosures in relation to these matters.

/s/ Ernst & Young Associates LLP

We have served as the Company’s auditor since 2018.

Hyderabad, India
June
1
2
, 2024

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2024		March 31, 2024		March 31, 2023
		Unaudited convenience translation into U.S.$ (See Note 2(c))
ASSETS
Current assets
Cash and cash equivalents	7	U.S.$	85	Rs.	7,107	Rs.	5,779
Other investments	8		892		74,363		56,018
Trade and other receivables	9		963		80,298		72,485
Inventories	10		763		63,552		48,670
Derivative financial instruments	30		2		169		1,232
Other current assets	11		271		22,560		20,069
Total current assets		U.S.$	2,976	Rs.	248,049	Rs.	204,253
Non-current assets
Property, plant and equipment	12	U.S.$	923	Rs.	76,886	Rs.	66,462
Goodwill	13		51		4,253		4,245
Other intangible assets	14		443		36,951		30,849
Investment in equity accounted investees	15		50		4,196		4,702
Other investments	8		13		1,059		660
Deferred tax assets	25		129		10,774		7,196
Tax assets			45		3,718		2,687
Other non-current assets	11		20		1,632		800
Total non-current assets		U.S.$	1,673	Rs.	139,469	Rs.	117,601
Total assets		U.S.$	4,650	Rs.	387,518	Rs.	321,854
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	16	U.S.$	371	Rs.	30,919	Rs.	26,444
Short-term borrowings	17		153		12,723		7,390
Long-term borrowings, current portion	17		16		1,307		4,804
Provisions	18		65		5,383		5,454
Tax liabilities			28		2,342		2,144
Derivative financial instruments	30		6		468		137
Other current liabilities	19		515		42,897		39,472
Total current liabilities		U.S.$	1,152	Rs.	96,039	Rs.	85,845
Non-current liabilities
Long-term borrowings	17	U.S.$	72	Rs.	5,990	Rs.	1,278
Deferred tax liabilities	25		11		909		833
Provisions	18		1		61		59
Other non-current liabilities	19		48		3,969		2,848
Total non-current liabilities		U.S.$	132	Rs.	10,929	Rs.	5,018
Total liabilities		U.S.$	1,284	Rs.	106,968	Rs.	90,863
Equity
Share capital	20	U.S.$	10	Rs.	834	Rs.	833
Treasury shares			(12)		(991)		(1,269)
Share premium			129		10,765		9,688
Share-based payment reserve			18		1,508		1,652
Capital redemption reserve			2		173		173
Debenture redemption reserve			-		-		380
Special economic zone re-investment reserve			8		653		886
Retained earnings			3,183		265,257		215,593
Other components of equity			28		2,351		3,055
Total equity		U.S.$	3,366	Rs.	280,550	Rs.	230,991
Total liabilities and equity		U.S.$	4,650	Rs.	387,518	Rs.	321,854

The accompanying notes form
an
integral part
of
these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(in millions, except share and per share data)

		For the Years Ended March 31,
Particulars	Note	2024		2024		2023		2022
		Unaudited convenience translation into U.S.$ (See Note 2(c))
Revenues	22	U.S.$	3,350	Rs.	279,164	Rs.	245,879	Rs.	214,391
Cost of revenues			1,387		115,557		106,536		100,551
Gross profit			1,963		163,607		139,343		113,840
Selling, general and administrative expenses			926		77,201		68,026		62,081
Research and development expenses			274		22,873		19,381		17,482
Impairment of non-current assets, net			1		3		699		7,562
Other income, net	23		(50)		(4,199)		(5,907)		(2,761)
Total operating expenses			1,150		95,878		82,199		84,364
Results from operating activities (A)			813		67,729		57,144		29,476
Finance income			68		5,705		4,281		3,077
Finance expense			(21)		(1,711)		(1,428)		(958)
Finance income, net (B)	24		48		3,994		2,853		2,119
Share of profit of equity accounted investees, net of tax (C)	15		2		147		370		703
Profit before tax [(A)+(B)+(C)]			862		71,870		60,367		32,298
Tax expense, net	25		194		16,186		15,300		8,730
Profit for the year		U.S.$	668	Rs.	55,684	Rs.	45,067	Rs.	23,568
Earnings per share:	21
Basic earnings per share of Rs.5/- each		U.S.$	4.02	Rs.	334.65	Rs.	271.43	Rs.	142.08
Diluted earnings per share of Rs.5/- each		U.S.$	4.01	Rs.	334.02	Rs.	270.85	Rs.	141.69

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions, except share and per share data)

	For the Years Ended March 31,
Particulars	2024		2024		2023		2022
	Unaudited convenience translation into U.S.$ (See Note 2(c))
Profit for the year	U.S.$	668	Rs.	55,684	Rs.	45,067	Rs.	23,568
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(1)	Rs.	(18)	Rs.	(718)	Rs.	(3,534)
Actuarial gains/(losses) on post-employment benefit obligations		(1)		(10)		57		(34)
Tax impact on above items		1		4		(69)		305
Total of items that will not be reclassified to the consolidated income statement	U.S.$	(1)	Rs.	(24)	Rs.	(730)	Rs.	(3,263)
Items that will be reclassified subsequently to the consolidated income statement:
Changes in fair value of financial instruments	U.S.$	1	Rs.	6	Rs.	(6)	Rs.	-
Foreign currency translation adjustments		(4)		(318)		946		(214)
Effective portion of changes in fair value of cash flow hedges		(6)		(470)		(905)		882
Tax impact on above items		1		117		306		(288)
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	(8)	Rs.	(665)	Rs.	341	Rs.	380
Other comprehensive loss for the year, net of tax	U.S.$	(8)	Rs.	(689)	Rs.	(389)	Rs.	(2,883)
Total comprehensive income for the year	U.S.$	660	Rs.	54,995	Rs.	44,678	Rs.	20,685

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions, except share and per share data)

Particulars	Share capital (4)		Share premium (4)		Treasury Shares (4)		Share- based payment reserve		Fair value reserve (1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve (2)		Debenture redemption reserve (3)		Actuarial gains/ (losses)		Retained earnings		Total
Balance as of April 1, 2023 (A)	Rs.	833	Rs.	9,688	Rs.	(1,269)	Rs.	1,652	Rs.	(2,425)	Rs.	5,733	Rs.	284	Rs.	173	Rs.	886	Rs.	380	Rs.	(537)	Rs.	215,593	Rs.	230,991
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	55,684	Rs.	55,684
Net change in fair value of equity and debt instruments		-		-		-		-		(27)		-		-		-		-		-		-		15		(12)
Foreign currency translation adjustments, net of tax expense of Rs.0		-		-		-		-		-		(318)		-		-		-		-		-		-		(318)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.117		-		-		-		-		-		-		(353)		-		-		-		-		-		(353)
Actuarial loss on post-employment benefit obligations, net of tax benefit of Rs.4		-		-		-		-		-		-		-		-		-		-		(6)		-		(6)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(27)	Rs.	(318)	Rs.	(353)	Rs.	-	Rs.	-	Rs.	-	Rs.	(6)	Rs.	55,699	Rs.	54,995
Issue of equity shares on exercise of options		1		1,077		278		(551)		-		-		-		-		-		-		-		-		805
Share-based payment expense		-		-		-		407		-		-		-		-		-		-		-		-		407
Dividend paid		-		-		-		-		-		-		-		-		-		-		-		(6,648)		(6,648)
Total transactions with owners of the Company (C)	Rs.	1	Rs.	1,077	Rs.	278	Rs.	(144)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,648)	Rs.	(5,436)
Transfer from special economic zone re-investment reserve on utilization		-		-		-		-		-		-		-		-		(233)		-		-		233		-
Transfer to/(from) debenture redemption reserve		-		-		-		-		-		-		-		-		-		(380)		-		380		-
Total (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(233)	Rs.	(380)	Rs.	-	Rs.	613	Rs.	-
Balance as of March 31, 2024 [(A)+(B)+(C)+(D)]	Rs.	834	Rs.	10,765	Rs.	(991)	Rs.	1,508	Rs.	(2,452)	Rs.	5,415	Rs.	(69)	Rs.	173	Rs.	653	Rs.	-	Rs.	(543)	Rs.	265,257	Rs.	280,550
Convenience translation into U.S.$ (See note 2(c))	U.S.$	10	U.S.$	129	U.S.$	(12)	U.S.$	18	U.S.$	(29)	U.S.$	65	U.S.$	(1)	U.S.$	2	U.S.$	8	U.S.$	-	U.S.$	(7)	U.S.$	3,183	U.S.$	3,366

Balance as of April 1, 2022 (A)	Rs.	832	Rs.	9,280	Rs.	(1,601)	Rs.	1,628	Rs.	(1,701)	Rs.	4,835	Rs.	835	Rs.	173	Rs.	755	Rs.	304	Rs.	(525)	Rs.	175,712	Rs.	190,527
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	45,067	Rs.	45,067
Net change in fair value of equity and debt instruments		-		-		-		-		(724)		-		-		-		-		-		-		-		(724)
Foreign currency translation adjustments, net of tax expense of Rs.48		-		-		-		-		-		898		-		-		-		-		-		-		898
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.354		-		-		-		-		-		-		(551)		-		-		-		-		-		(551)
Actuarial loss on post-employment benefit obligations, net of tax expense of Rs.69		-		-		-		-		-		-		-		-		-		-		(12)		-		(12)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(724)	Rs.	898	Rs.	(551)	Rs.	-	Rs.	-	Rs.	-	Rs.	(12)	Rs.	45,067	Rs.	44,678
Issue of equity shares on exercise of options		1		361		168		(373)		-		-		-		-		-		-		-		-		157
Share-based payment expense		-		-		-		397		-		-		-		-		-		-		-		-		397
Sale of treasury shares		-		47		164		-		-		-		-		-		-		-		-		-		211
Dividend paid		-		-		-		-		-		-		-		-		-		-		-		(4,979)		(4,979)
Total transactions with owners of the Company (C)	Rs.	1	Rs.	408	Rs.	332	Rs.	24	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,979)	Rs.	(4,214)
Transfer to special economic zone re-investment reserve		-		-		-		-		-		-		-		-		752		-		-		(752)		-
Transfer from special economic zone re-investment reserve on utilization		-		-		-		-		-		-		-		-		(621)		-		-		621		-
Transfer to debenture redemption reserve		-		-		-		-		-		-		-		-		-		76		-		(76)		-
Total (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	131	Rs.	76	Rs.	-	Rs.	(207)	Rs.	-
Balance as of March 31, 2023 [(A)+(B)+(C)+(D)]	Rs.	833	Rs.	9,688	Rs.	(1,269)	Rs.	1,652	Rs.	(2,425)	Rs.	5,733	Rs.	284	Rs.	173	Rs.	886	Rs.	380	Rs.	(537)	Rs.	215,593	Rs.	230,991

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Share capital		Share premium		Treasury Shares		Share based payment reserve		Fair value reserve (1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve (2)		Debenture redemption reserve (3)		Actuarial gains/ (losses)		Retained earnings		Total
Balance as of April 1, 2021 (A)	Rs.	832	Rs.	8,887	Rs.	(1,967)	Rs.	1,461	Rs.	1,540	Rs.	5,049	Rs.	241	Rs.	173	Rs.	1,326	Rs.	-	Rs.	(503)	Rs.	156,023	Rs.	173,062
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	23,568	Rs.	23,568
Net change in fair value of equity and debt instruments, net of tax benefit of Rs.293		-		-		-		-		(3,241)		-		-		-		-		-		-		-		(3,241)
Foreign currency translation adjustments		-		-		-		-		-		(214)		-		-		-		-		-		-		(214)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.288		-		-		-		-		-		-		594		-		-		-		-		-		594
Actuarial loss on post-employment benefit obligations, net of tax benefit of Rs.12		-		-		-		-		-		-		-		-		-		-		(22)		-		(22)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,241)	Rs.	(214)	Rs.	594	Rs.	-	Rs.	-	Rs.	-	Rs.	(22)	Rs.	23,568	Rs.	20,685
Issue of equity shares on exercise of options	Rs.	- *	Rs.	393	Rs.	366	Rs.	(425)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	334
Share-based payment expense		-		-		-		592		-		-		-		-		-		-		-		-		592
Dividend paid		-		-		-		-		-		-		-		-		-		-		-		(4,146)		(4,146)
Total transactions with owners of the Company (C)	Rs.	- *	Rs.	393	Rs.	366	Rs.	167	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,146)	Rs.	(3,220)
Transfer to special economic zone re-investment reserve on utilization	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(571)	Rs.	-	Rs.	-	Rs.	571	Rs.	-
Transfer to debenture redemption reserve		-		-		-		-		-		-		-		-		-		304		-		(304)		-
Total (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(571)	Rs.	304	Rs.	-	Rs.	267	Rs.	-
Balance as of March 31, 2022 [(A)+(B)+(C)+(D)]	Rs.	832	Rs.	9,280	Rs.	(1,601)	Rs.	1,628	Rs.	(1,701)	Rs.	4,835	Rs.	835	Rs.	173	Rs.	755	Rs.	304	Rs.	(525)	Rs.	175,712	Rs.	190,527

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

(3)
The Company has created a Debenture Redemption Reserve out of profits of its subsidiary Aurigene Pharmaceutical Services Limited that issued debentures in accordance with the terms of Section 18(7)(iv) & 18(7)(v) AA(1) of the of Companies (Share Capital and Debentures) Rules, 2014. This reserve is to be utilized by the Company for redemption of debentures. During the year ended March 31, 2024, upon redemption of debentures the Company has transferred the balance from the Debenture Redemption Reserve to Retained earnings.

(4)	Refer to Note 33 (“Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited”) of these consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except share and per share data)

	For the Years Ended March 31,
	2024		2024		2023		2022
Particulars		Unaudited convenience translation into U.S.$ (See Note 2(c))
Cash flows from/(used in) operating activities:
Profit for the year	U.S.$	668	Rs.	55,684	Rs.	45,067	Rs.	23,568
Adjustments for:
Tax expense, net		194		16,186		15,300		8,730
Fair value changes and profit on sale of financial instruments measured at FVTPL ** , net		(38)		(3,149)		(876)		(277)
Depreciation and amortization		178		14,841		12,636		11,824
Impairment of non-current assets, net		1		3		699		7,562
Allowance for credit losses (on trade receivables and other advances)		3		275		205		55
(Gain)/ Loss on sale or de-recognition of non-current assets, net		(11)		(900)		208		(1,119)
Share of profit of equity accounted investees		(2)		(147)		(370)		(703)
Unrealized exchange (gain)/loss, net		(6)		(534)		(939)		(766)
Interest (income)/expense, net		(7)		(567)		248		(7)
Inventories write-down		43		3,563		4,869		4,584
Equity settled share-based payment expense		5		407		397		592
Dividend income		-		-*		-*		-
Changes in operating assets and liabilities:
Trade and other receivables		(97)		(8,054)		(5,752)		(17,012)
Inventories		(221)		(18,445)		(2,654)		(9,912)
Trade and other payables		42		3,460		23		4,412
Other assets and other liabilities, net		34		2,857		528		4,014
Cash generated from operations		786		65,480		69,589		35,545
Income tax paid, net		(241)		(20,047)		(10,714)		(7,437)
Net cash from operating activities	U.S.$	545	Rs.	45,433	Rs.	58,875	Rs.	28,108
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment	U.S.$	(197)	Rs.	(16,403)	Rs.	(11,323)	Rs.	(14,660)
Proceeds from sale of property, plant and equipment		13		1,064		82		370
Purchase of other intangible assets		(132)		(11,032)		(7,543)		(4,389)
Proceeds from sale of other intangible assets		1		21		-		2,946
Payment for acquisition of business		-		-		-		(326)
Investment in associates		(1)		(12)		-		-
Purchase of other investments (including term deposits with bank)		(1,746)		(145,488)		(136,171)		(88,972)
Proceeds from sale of other investments (including term deposits with bank)		1,557		129,784		112,805		77,771
Dividends received from equity accounted Investees		5		445		-		-
Interest and dividend received		16		1,338		777		873
Net cash used in investing activities	U.S.$	(483)	Rs.	(40,283)	Rs.	(41,373)	Rs.	(26,387)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares (including treasury shares)	U.S.$	10	Rs.	805	Rs.	157	Rs.	334
Proceeds from sale of treasury shares		-		-		211		-
Proceeds from/(Repayment of) short-term borrowings, net (Refer to Note 17 for details)		66		5,493		(19,382)		3,520
Proceeds from long-term borrowings (Refer to Note 17 for details)		46		3,800		-		-
Repayment of long-term borrowings (Refer to Note 17 for details)		(46)		(3,800)		-		-
Payment of principal portion of lease liabilities (Refer to Note 17 for details)		(14)		(1,147)		(1,015)		(785)
Dividend paid		(80)		(6,648)		(4,979)		(4,146)
Interest paid		(27)		(2,266)		(1,853)		(1,345)
Net cash used in financing activities	U.S.$	(45)	Rs.	(3,763)	Rs.	(26,861)	Rs.	(2,422)
Net increase/(decrease) in cash and cash equivalents		17		1,387		(9,359)		(701)
Effect of exchange rate changes on cash and cash equivalents		(1)		(59)		286		733
Cash and cash equivalents at the beginning of the year		69		5,779		14,852		14,820
Cash and cash equivalents at the end of the year (Refer to Note 7 for details)	U.S.$	85	Rs.	7,107	Rs.	5,779	Rs.	14,852

* Rounded to the nearest million.
**Fair value through profit and loss

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

1.
Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries
(collectively, the “Company”)
,
joint ventures and associates

is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients (“APIs”), generics, branded generics, biosimilars, over the counter (“OTC”)
products
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

2. Basis of preparation of financial statements

a. Statement of compliance

These consolidated financial statements as of and for the year ended March 31, 2024 comply in all material aspects with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements provide comparative information in respect of the previous period.

These consolidated financial statements have been prepared by the Company as a going concern on the basis of relevant IFRS that are effective at the Company’s annual reporting date, March 31, 2024. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on June
1
2
, 2024.

b. Basis of measurement

These consolidated financial statements have been prepared on the historical cost convention, except for the following material items in the statement of financial position which are measured on the basis stated below and in accordance with the respective accounting policies:

•	derivative financial instruments are measured at fair value;
•	financial assets and financial liabilities are measured either at fair value or at amortized cost, depending on the classification based on accounting policy;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value on the acquisition date ; and
•	contingent consideration arising out of business combination are measured at fair value;

c. Convenience translation (unaudited)

These consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these consolidated financial statements as of and for the year ended March 31, 2024 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$
1.00
= Rs.83.34, as published by the Federal Reserve Board of Governors on March 29, 2024. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to audit by the Company’s Independent Registered Public Accounting Firm.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2. Basis of preparation of financial statements (continued)

d. Use of judgments, estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates implies that actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Notes 3(a) and 15 — Evaluation of joint arrangements;
•	Note 3(b) — Assessment of functional currency;
•	Notes 3(c), 30 and 31 — Financial instruments;
•	Notes 3(d) — Business combinations;
•	Notes 3(e) and (f) — Useful lives of property, plant and equipment and intangible assets;
•	Notes 3(h) and 10— Valuation of inventories;
•	Notes 3(i), 12, 13 and 14— Measurement of recoverable amounts of cash-generating units;
•	Note 3(l) and 18 — Provisions and other accruals;
•	Note 3(m) — Measurement of transaction price in a revenue transaction (sales returns, rebates, medicaid and chargeback provisions);
•	Note 3(p) and 25 — Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
•	Note 3( l ) and 32 — Contingencies.

e. Current and non-current classification

The Company segregates assets and liabilities into current and non-current categories for presentation in the statement of financial position after considering its normal operating cycle and other criteria set out in International Accounting Standards (IAS) 1, “
Presentation of financial statements
”. For this purpose, current assets and liabilities include the current portion of non-current assets and liabilities respectively. Deferred tax assets and liabilities are always classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realization in cash and cash equivalents. The Company has identified period up to twelve months as its operating cycle.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information
New Standards, interpretations and amendments adopted by the Company effective from April 1, 2023

The Company applied for the first

time
the below
amendments, which are effective for annual periods beginning on or after January
1,
2023. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2, “
Making Materiality Judgments”
. The amendments provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The Company adopted the amendments to IAS 1 effective as of April 1, 2023. The amendments did not result in any changes in the accounting policies themselves, nor they had any impact on recognition, measurement or presentation of any items in these financial statements. However, they impacted the accounting policy information disclosed in note 3 of these consolidated financial statements.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8

“Accounting Policies, Changes in Accounting Estimates and Errors”
, in which it introduce
d
 a new definition of ‘accounting estimates
’
. The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

These amendments had no impact in these consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May 2021, the IASB issued amendments to IAS 12
 “
Income Taxes
”
, which narrow
ed
the scope of the initial recognition exception under IAS 12
,
 so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.

The Company previously recognized deferred tax on leases, resulting in a similar outcome as apply under the amendments, except that the deferred tax asset or liability was recognized on a net basis. Following the amendments, the Company has recognized a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right-to-use assets as at April 1, 2022 and thereafter. However, there was no impact from such change on these consolidated financial statements as the balances qualify for offset under paragraph 74 of IAS 12.

The key impact for the Company relates to disclosure of the deferred tax assets and liabilities recognized.

International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12

In May 2023, the IASB issued “International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)”, which amended IAS 12, “
Income Taxes
” to include affects arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”). The amendments give companies temporary relief from accounting for deferred
tax impacts arising from the OECD international tax reform.

The amendments to IAS 12 introduced include:

•

A mandatory temporary exception to the recognition and disclosure of deferred
tax impacts arising from the jurisdictional implementation of the Pillar Two model rules; and
•

Disclosure
requirements for affected entities to help users of the consolidated financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation.

The mandatory temporary exception – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after January 1, 2023.

The amendment had no material impact on the
se
consolidated

financial statements and the Company believes that the potential impact will depend on the adoption of Pillar Two models by the respective countries and any amendments made to their respective laws.

Standards issued but not yet effective

The

new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of these consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to
IFRS 16, “
Lease Liability in a Sale and Leaseback
”,

to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction.

These amendments are effective for annual reporting periods beginning on or after January 1,

2024. Earlier application is permitted and that fact must be disclosed.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information (continued)

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1
, “
Classification of Liabilities as Current or Non-current
”,
to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	what is meant by a right to defer settlement;
•	that a right to defer must exist at the end of the reporting period;
•	that classification is unaffected by the likelihood that an entity will exercise its deferral right; and
•	that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

These amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7,
“Statement of Cash Flows”
and IFRS 7,
“Financial Instruments”
,
which addresses
disclosures to clarify the characteristics of supplier finance arrangements and requires additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

These amendments will be effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted with necessary disclosures.

IFRS 18, “
Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18,
“Presentation and Disclosure in Financial statements”,
a comprehensive new accounting standard which
replaces
existing IAS 1,
“Presentation of Financial Statements”
, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. New requirements of IFRS 18 include mandates to
:

-	present specified categories and defined subtotals in the statement of profit or loss;
-	provide disclosures on management-defined performance measures (MPMs) in the notes to the consolidated financial statements; and
-	improve aggregation and disaggregation of information in the consolidated financial statements.

This standard is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted, but will need to be disclosed. The Company is currently assessing the impact of adopting IFRS 18 on the consolidated financial statements
.

Amendments to IFRS 9 and IFRS 7 for Classification and Measurement of financial instruments

On May 30, 2024, the IASB issued amendments to IFRS 9, “
Financial Instruments
”, and IFRS 7, “
Financial Instruments: Disclosures
”, relating to the classification and measurement of financial instruments, which:

•
clarify a financial liability is derecognized on the 'settlement date' -  i.e., when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for de recognition. They also introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date, if certain conditions are met;

•	clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”) linked features and other similar contingent features;
•	clarify the treatment of non-recourse assets and contractually linked instruments; and
•
require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income (FVTOCI).

The amendments are effective for annual periods starting on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of adopting
IFRS 9 and IFRS 7
on these consolidated financial statements.

The rest of the aforesaid amendments are not expected to have a material impact on these consolidated financial statements.

Summary of accounting policies

a. Basis of consolidation

Subsidiaries

The
consolidated financial statements comprise the consolidated financial statements of the Parent Company and its subsidiaries as at March 31, 2024.  Subsidiaries are all entities that are controlled by the Company. Control exists when the Company (i) has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii) is exposed to, or has rights to variable returns from its involvement with the entity and (iii) has the ability to affect those returns through power over the entity.

The Company re-assesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. The consolidated financial statements of subsidiaries are included in these consolidated financial statements from the date when the Company obtains control and continues until the date that control ceases.

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

Subsequent to initial recognition, the investment includes the Company’s share of the profit or loss and Other Comprehensive Income (“OCI”
) of equity accounted investees, until the date on which joint control ceases.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information (continued)

a. Basis of consolidation (continued)

Associates
(equity accounted investees)

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. Interests in Associates are accounted using the equity method. They are initially recognized at cost.

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investors' interests in the associate. The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying value of the equity accounted investee.

Consolidation procedure

Assets, liabilities, income and expenses of a subsidiary during the year are included in the consolidated financial statements. Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Company.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

For the purpose of preparing these consolidated financial statements, the accounting policies of subsidiaries, joint venture and associates have been changed where necessary to align them with the policies adopted by the Company. Furthermore, the consolidated financial statements of subsidiaries, joint venture and associates are prepared for the same reporting period as of the Company.

b. Foreign currency

Functional and presentation currency

These
consolidated financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented, except information related to share and per share data, in Indian rupees has been rounded to the nearest million.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information (continued)
However, foreign currency differences arising from the translation of the following items are recognized in OCI:

•	certain equity instruments where the Company had made an irrevocable election to present subsequent changes in the fair value in OCI ; and
•	qualifying cash flow hedges, to the extent that the hedges are effective.

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
When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the relevant amount in the FCTR is reclassified to the consolidated income statement.

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

Trade receivables generally do not contain any significant financing component requiring separation and are therefore recognized initially at the transaction price determined as per IFRS 15,
“Revenue from Contracts with Customers”.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:
•	Debt instruments at amortized cost;
•	Debt instruments at Fair Value Through OCI (“FVTOCI”);
•	Debt instruments, derivatives and equity instruments at Fair Value Through Profit or Loss (“FVTPL”); and
•	Equity instruments measured at FVTOCI.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3. Accounting policies (continued)

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
Debt instruments included within the FVTOCI category are measured initially at fair value plus transaction cost and subsequently at each reporting date at the fair value. Fair value movements are recognized in the OCI. However, the Company recognizes interest income (calculated using the effective interest rate method), impairment losses and reversals and foreign exchange gain or loss in the consolidated income statement. On de-recognition of the asset, cumulative gain or loss previously recognized in OCI is reclassified to the consolidated income statement.

Equity investments
All equity investments within the scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies, are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present subsequent changes in the fair value in OCI. The Company makes such election upon initial recognition on an instrument-by-instrument basis. The classification is made upon initial recognition and is irrevocable.
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

De-recognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:
•	the rights to receive cash flows from the asset have expired; or
•
both (1) the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement and (2) either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3. Accounting policies
(continued)

c. Financial instruments (continued)

Impairment of trade receivables and other financial assets
In accordance with IFRS 9, the Company applies the expected credit loss (“ECL”) model for measurement and recognition of impairment loss on trade receivables and other financial assets, if any, representing a contractual right to receive cash or another financial asset. All equity investments and debt investments designated as FVTPL are not subject to impairment assessment.
For this purpose, the Company follows a “simplified approach” for recognition and measurement of impairment loss allowance on the contract asset and trade receivable balances. The application of this simplified approach does not require the Company to track changes in credit risk. Rather, it recognizes impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.
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

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at FVTPL
Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities at FVTPL primarily comprise derivative financial instruments entered into by the Company and not designated as hedging instruments in a hedge relationship as defined by IFRS 9.
Gains or losses on such financial liabilities are recognized in the consolidated income statement.

The Company has not designated any financial liability as FVTPL.

Loans and borrowings
Borrowings
are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest rate method and, thereby, any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the consolidated income statement over the period of the borrowings.

The effective interest rate amortization is included under the head finance expense in the consolidated income statement.

De-recognition
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Gain or loss arising on de-recognition, measured as difference between, the carrying amount of financial liability and the settlement amount, is recognized under the head finance expense in the consolidated income statement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information (continued)

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

Hedges of highly probable forecasted transactions

The Company classifies its derivative financial instruments that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the OCI and accumulated in the hedging reserve as a component of equity. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the hedging reserve and included in the initial cost or other carrying amount of the hedged asset or liability. In all other cases, the amount so accumulated is re-classified to the consolidated income statement and presented as part of the hedged item in the same period in which the forecasted transaction impacts the consolidated income statement. The ineffective portion of such cash flow hedges is recorded in the consolidated income statement as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gains or loss on such non-derivative financial liabilities are recorded in the same manner as stated above for derivative instruments designated as hedging instruments.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognized immediately in the consolidated income statement.

Cash and cash equivalents

Cash
and cash equivalents consist of cash on hand, demand deposits and short-term highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, “short-term” means investments having original maturities of three months or less from the date of investment. Bank overdrafts, which are repayable on demand and form an integral part of the Company’s cash management, are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

d. Business combinations and goodwill

Business
combinations are accounted for using the acquisition method, regardless of whether equity instruments or other assets are acquired, unless the transaction is treated as an asset acquisition by applying the optional concentration test or otherwise. The optional concentration test permits the acquirer to make an election on a transaction-by-transaction basis, and apply a simplified assessment for determining whether an acquired set of activities and assets is a business. The optional concentration test is met, and the acquired set of activities and assets is not a business, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information (continued)

d. Business combinations and goodwill (continued)

The
consideration transferred for the acquisition is comprised of:

•	fair values of the assets transferred;
•	fair values of liabilities incurred to the former owners of the acquired business;
•	equity interests issued by the Company;
•	fair value of any asset or liability resulting from a contingent consideration arrangement; and
•	fair value of any pre-existing equity interest.

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration is classified either as equity or a financial liability. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity.
Contingent consideration
classified as a financial liability
is
 subsequently re-measured to fair value, with changes in fair value recognized in the consolidated income statement.

Goodwill
is initially measured at cost, being the excess of (i) the aggregate of the consideration transferred, the amount of non-controlling interest in the acquired entity, and the acquisition date fair value of any previous equity interest in the acquired entity, over (ii) the fair value of the Company’s share of net identifiable assets acquired.

If
those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference, after reassessment, is recognized in the consolidated income statement as a bargain purchase.

After
initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units or the group of cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

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

Software for internal use which is acquired from third-party vendors and forms an integral part of a tangible asset, including consultancy charges for implementing the software, is capitalized as part of the related tangible asset. Subsequent costs associated with maintaining such software are recognized as expense as incurred.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information (continued)

e. Property, plant and equipment(continued)

Depreciation

Depreciation is recognized in the consolidated income statement on a straight line basis over the estimated useful lives of property, plant and equipment. The depreciation expense is included in the costs of the functions using the asset. Land is not depreciated but subject to impairment.

When parts of an item of property, plant and equipment have different useful lives, they are depreciated separately based on their respective economic useful lives.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and any changes are considered prospectively. The estimated useful lives are as follows:

Buildings
- Factory and administrative buildings	20 - 50 years
- Ancillary structures	3 - 15 years
Plant and equipment	3 - 15 years
Furniture, fixtures and office equipment	3 - 10 years
Vehicles	4 - 5 years

The capitalized costs of software are amortized over the estimated useful life or the remaining useful life of the related tangible fixed asset, whichever is lower.

f. Intangible assets other than goodwill

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

As of March 31, 2024, none of the development expenditure amounts have met the aforesaid recognition criteria for capitalization.

Acquired research and development intangible assets that are under development are recognized as In-Process Research and Development (“IPR&D”) assets.
Subsequent expenditures on an IPR&D project acquired separately or in a business combination are:

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

Intangible assets that are acquired by the Company are initially recorded at cost. This includes payments to third parties in-licensed products, compounds and intellectual property. Intangible assets that have been acquired through a business combination are initially recorded at fair value at the date of acquisition.

Subsequent expenditures on intangible assets are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, is recognized in the consolidated income statement as incurred.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information

(continued)

f. Intangible assets other than goodwill (continued)

Amortization

Intangible assets available for use with a definitive useful life are amortized on a straight-line basis and evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. Amortization is recognized in the consolidated income statement on a straight-line basis over the estimated useful lives of intangible assets. The amortization expense is recognized in the income statement in the expense category that is consistent with the function of the intangible asset.

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

g. Leases

The Company recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease. In the case of arrangements involving lease and non-lease components, the Company allocates the consideration in the lease contract to the lease and non-lease components on the basis of the relative standalone price of each component.

Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment loss, if any. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the right-of-use asset or the end of the lease term, and are assessed for impairment whenever there is an indication that the carrying amount may not be recoverable using cash flow projections for the useful life.

Lease liabilities include the net present value of the fixed and variable lease payments that depend on an index or a rate to be made over the lease term. The lease payments are discounted using the interest rate implicit in the lease or the Company’s incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

Lease payments are allocated between principal and interest cost. The interest cost is charged to consolidated income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise information technology equipment and small items of office furniture.
141

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information (continued)

h. Inventories

Inventories are valued at the lower of cost or net realizable value.

Inventories
consist of raw materials, stores and spares, work in progress and finished goods. The cost of all categories of inventories is determined based on the weighted average method. Cost includes purchase cost less refundable taxes, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of finished goods and work in progress, cost includes an appropriate share of overheads based on normal operating capacity. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process.

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

i. Impairment

Non-financial assets

The
carrying
amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount is estimated for the asset or the cash generating unit to which the asset belongs. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, an impairment test is performed each year at March 31 or when circumstances indicate that carrying value may be impaired.

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

Goodwill
that forms part of the carrying amount of an investment in a joint venture is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in a joint venture is tested for impairment as a single asset when there are indicators that the investment in a joint venture may be impaired.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information (continued)

j. Employee benefits (continued)

The liability in respect of defined benefit plans and other post-employment benefits is measured as the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The current service cost of the defined benefit plan is recognized in the consolidated income statement. Past service costs are recognized immediately in the consolidated income statement.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for defined benefit obligation and plan assets are recognized in OCI in the period in which they arise

Other long-term employee benefits

The
Company’s net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value by independent actuaries using the projected unit credit method. The current service cost, past service cost as well as re measurements are recognized in the consolidated income statement in the period in which they arise.

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
 The resultant expenses are recognized in the consolidated income statement.

k. Share based payments

Equity settled share-based payment transactions

The grant
date fair value of options granted to employees is recognized as an expense in the consolidated income statement, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service at the vesting date. The expense is recorded for each separately vesting portion of the award if each portion of the award was, in substance, a separate award. The increase in equity recognized in connection with share-based payment transaction is presented as a separate component in equity under “share-based payment reserve”. The amount recognized as an expense is adjusted to reflect the actual number of stock options that vest.

The fair value of employee stock options is measured using the Black-Scholes-Merton valuation model. Measurement inputs include the share price on the grant date, the exercise price of the instrument, the expected volatility (based on weighted average historical volatility), the expected life of the instrument (based on historical experience), the expected dividends, and the risk free interest rate (based on government bonds).

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information (continued)

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

Contingent assets are not recognized in
the consolidated financial statements
. A contingent asset is disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognized in the period in which the change occurs.

m. Revenue

The Company’s revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. The Company has generally concluded that it is the principal in its revenue arrangements.

Sale of goods

Revenue
is recognized when the control of the goods has been transferred to a third party. This is usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer as per the terms agreed upon with the customer. Generally, at that point, the customer has full discretion over the channel and price to sell the products, and there are no unfulfilled obligations that could affect the customer’s acceptance of the product.

Revenue
from the sale of goods is measured at the transaction price which is the consideration received or receivable, net of expected returns, taxes and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer since the Company acts as a principal in rendering those services.

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

Presented below are the points of recognition of revenue with respect to the Company’s sale of goods:

Particulars	Point of recognition of revenue
Sales of generic products in India	Control is transferred upon delivery of products to distributors by clearing and forwarding agents of the Company.
Sales of active pharmaceutical ingredients and intermediates in India
Upon delivery of  products to customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

Export sales and other sales outside of India	Upon delivery of products to customers (generally formulation manufacturers), subject to the terms of the applicable contract.

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

A
t the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information (continued)

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

Provision for chargeback, rebates and discounts

Provisions
for chargeback, rebates, discounts and Medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Rebates are deductions based on contractual obligations which include direct rebates, indirect rebates and other pricing adjustments. Provisions for such chargebacks, rebates and discounts are accrued and estimated based on the terms of the agreement with the wholesaler, historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and estimated inventory holding by the wholesaler. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these revenue deductions.

Shelf stock adjustments

Shelf
stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company, and accruals for Shelf stock adjustments depend on future events upon material right obtained by customer when the prices of certain products decline as a result of price competition, new competitive launches or otherwise. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

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
and
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
the
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information (continued)

n. Shipping and handling costs

Shipping and handling costs incurred to transport products to customers, and internal transfer costs incurred to transport the products from the Company’s factories to its various points of sale, are included in selling, general and administrative expenses.

o. Finance income and expense

Finance income include interest income on funds invested, dividend income and gains on the disposal of financial assets. Interest income is recognized in the consolidated income statement as it accrues, using the effective interest method. Dividend income is recognized in the consolidated income statement on the date that the Company’s right to receive payment is established. The associated cash flows are classified as investing activities in the statement of cash flows.

Finance expenses consist of interest expense on loans and borrowings.

Borrowing costs are recognized in the consolidated income statement using the effective interest method unless capitali
z
ation criteria are met as per
the
accounting policy on Property, plant and
e
quipment. The associated cash flows are classified as financing activities in the statement of cash flows.

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

p. Income tax

Income tax expense consists of current and deferred tax. Income tax expense is recognized in the consolidated income statement except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized in OCI or directly in equity, respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination if at the time of the transaction, it

i.	affects neither accounting nor taxable profit or loss, and
ii.	does not give rise to equal taxable and deductible temporary differences;

•
temporary differences relating to investments in subsidiaries, joint ventures and associates if the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and

•	taxable temporary differences arising upon the initial recognition of goodwill.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses to
the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

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

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously
, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information (continued)

p. Income tax
(continued)

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

The Company applies the exception to not recognize or disclose information about deferred tax assets and deferred tax liabilities related to countries that have enacted tax legislation that comply with the Organization for Economic Cooperation and Development (“OECD”) Pillar Two model rules.

q. Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Chief Executive Officer of the Company is responsible for allocating resources and assessing performance of the operating segments and accordingly is identified as the chief operating decision maker.

r.
Government grants and incentives

The
Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Grants related to income and other incentives are deducted in reporting the related expense in the consolidated income statement.

s. Dividend

The Company recognizes a liability to pay a dividend when the distribution is authorized, and the distribution is no longer at the discretion of the Company.

In
the case of interim dividends to equity shareholders, this is when declared by the Board of Directors. In the case of final dividends, this is when approved by the shareholders at the Annual General Meeting of the Company.

t
. Rounding of amounts

All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest million currency units unless otherwise stated.
147

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

4. Determination of fair values

The
Company’s accounting policies and disclosures require the determination of fair value, for all financial and certain non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All
assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the
consolidated
financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

External
valuers are involved for valuation of significant assets, such as assets acquired in a business combination and significant liabilities, such as contingent consideration. Involvement of external valuers is determined by the management, based on market knowledge, reputation, independence and whether professional standards are maintained.

(i) Intangible assets

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

(ii) Inventories

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(iii)Investment in equity and debt securities and units of mutual funds

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

(iv) Derivatives

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

(v) Non-derivative financial liabilities

Fair
value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the Company’s borrowings that have floating rates of interest, their fair value approximates carrying value.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

4. Determination of fair values (continued)

(vi) Contingent consideration

The fair value of the contingent consideration arising out of business combination is estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13, “Fair Value Measurement” refers to as Level 3 inputs.

5. Segment reporting

The
Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The office of Chief Executive Officer (“CEO”) is the CODM of the Company.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

5. Segment reporting (continued)

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Segme nt information:	For the Year Ended March 31,
Reportable segments	Global Generics						PSAI						Others (2)						Total
	2024		2023		2022		2024		2023		2022		2024		2023		2022		2024		2023		2022
Revenues (1)	Rs.	245,453	Rs.	213,768	Rs.	179,170	Rs.	29,801	Rs.	29,069	Rs.	30,740	Rs.	3,910	Rs.	3,042	Rs.	4,481	Rs.	279,164	Rs.	245,879	Rs.	214,391
Gross profit	Rs.	154,268	Rs.	132,719	Rs.	103,270	Rs.	6,919	Rs.	4,715	Rs.	6,821	Rs.	2,420	Rs.	1,909	Rs.	3,749	Rs.	163,607	Rs.	139,343	Rs.	113,840
Selling, general and administrative expenses																				77,201		68,026		62,081
Research and development expenses																				22,873		19,381		17,482
Impairment of non-current assets, net																				3		699		7,562
Other income, net																				(4,199)		(5,907)		(2,761)
Results from operating activities																			Rs.	67,729	Rs.	57,144	Rs.	29,476
Finance income, net																				3,994		2,853		2,119
Share of profit of equity accounted investees, net of tax																				147		370		703
Profit before tax																			Rs.	71,870	Rs.	60,367	Rs.	32,298
Tax expense, net																				16,186		15,300		8,730
Profit for the year																			Rs.	55,684	Rs.	45,067	Rs.	23,568

(1)
Revenues for the year ended March 31, 2024 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.10,707 (
as compared to
Rs.7,321 and Rs.6,255 for the years ended March 31, 2023 and 2022, respectively) and from the PSAI segment to the Others segment which amount to Rs.72 (
as compared to
Rs.128 and Rs.0 for the years ended March 31, 2023 and 2022, respectively)
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

5. Segment reporting (continued)

Revenues within the Global Generics segment:

Revenues by therapeutic areas in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2024		2023		2022
Oncology	Rs.	67,563	Rs.	48,671	Rs.	17,051
Nervous System		29,760		27,888		26,159
Pain Management		23,990		23,585		18,437
Gastrointestinal		23,368		23,439		23,386
Respiratory		17,291		17,074		15,085
Cardiovascular		16,326		16,187		14,856
Anti-Infective		15,896		17,066		22,526
Hematology		10,949		10,316		11,737
Dermatology		7,691		6,749		6,797
Nutraceuticals		5,680		5,876		4,530
Diabetology		5,336		4,888		4,277
Others		21,603		12,029		14,329
To t al	Rs.	245,453	Rs.	213,768	Rs.	179,170

Revenues within the PSAI segment:

Revenues by therapeutic areas in the Company’s PSAI segment is given below:

	For the Year Ended March 31,
	2024		2023		2022
Cardiovascular	Rs.	6,915	Rs.	6,625	Rs.	7,729
Pain Management		4,221		3,729		4,513
Oncology		3,558		4,252		2,526
Nervous System		2,907		3,753		3,017
Diabetology		1,609		998		544
Anti-Infective		1,456		2,346		5,450
Gastrointestinal		1,108		1,064		982
Respiratory		899		810		676
Dermatology		862		716		498
Hematology		646		428		476
Genitourinary		367		637		705
Others		5,253		3,711		3,624
Total		29,801	Rs.	29,069	Rs.	30,740

Revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the Year Ended March 31,
Country	2024		2023		2022
India	Rs.	48,473	Rs.	50,499	Rs.	43,986
United States		135,565		106,683		80,564
Russia		22,301		21,228		20,879
Others (1)		72,825		67,469		68,962
	Rs.	279,164	Rs.	245,879	Rs.	214,391

(1)	Others include Germany, the United Kingdom, Ukraine, Romania, Brazil, South Africa, China, Canada and other countries across the world.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

5. Segment reporting (continued)

Assets by geography:

The following table shows the distribution of the Company’s non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

	As of March 31,
Country	2024		2023
India	Rs.	100,340	Rs.	91,873
Switzerland		10,889		5,070
United States		3,656		3,276
Germany		648		776
Others		7,173		5,336
	Rs.	122,706	Rs.	106,331

The following table shows the distribution of the Company’s property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

	For the Year Ended March 31,
Country	2024		2023
India	Rs.	19,572	Rs.	18,362
Switzerland		7,724		1,209
United States		1,285		532
Others		2,752		732
	Rs.	31,333	Rs.	20,835

Depreciation and amortization, included in cost of revenues, by reportable segments:

	For the Year Ended March 31,
	2024		2023		2022
Global Generics	Rs.	3,892	Rs.	3,269	Rs.	3,078
PSAI		2,813		2,773		2,507
Others		37		69		42
	Rs.	6,742	Rs.	6,111	Rs.	5,627

Information about major customers

There are no customers which individually accounted for more than 10% of the Company’s revenues during the years ended March 31, 2024 and 2023.

Revenues from two customers of the Company's Global Generics segment were Rs.20,596 and Rs.10,339, representing approximately 10% and 5%, respectively, of the Company’s total revenues for the year ended March 31, 2022.

6.
Agreement with Mayne
Pharma
Group Limited (“Mayne”)

On February 27, 2023, the Company entered into an asset purchase agreement with Australia based Mayne, to acquire its U.S. generic prescription product portfolio. The portfolio consists of 44 commercial products, 42 approved non-marketed products and four pipeline products, including a number of generic products focused on women’s health. Approved high-value products include a hormonal vaginal ring, a birth control pill and a cardiovascular product.

Under the terms of the agreement, the Company acquired the portfolio for an upfront payment in cash, a contingent consideration of up to U.S.$15, and consideration towards inventory and credits for certain accrued channel liabilities, to be determined on the closing date.

The acquisition was consummated on April 6, 2023 upon the completion of all closing conditions, and the Company paid net consideration of U.S.$93. Net consideration represents amounts transferred for acquisition of Other intangible assets of U.S.$90 and inventories of U.S.$24, which amounts were reduced with credits towards accrued channel liabilities of U.S.$21.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

7. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2024		2023
Cash on hand	Rs.	1	Rs.	1
Balances with banks		4,521		3,035
Term deposits with banks (original maturities less than 3 months)		2,585		2,743
Cash and cash equivalents	Rs.	7,107	Rs.	5,779
Restricted cash balances included above
Balance in unclaimed dividend and debenture interest account	Rs.	87	Rs.	86
Other restricted cash balances		213		73

8. Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper, limited liability partnership firm interests, market linked debentures and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding three months). The details of such investments as of March 31, 2024 and 2023 are as follows:

	As of March 31, 2024						As of March 31, 2023
	Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost		Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost
Current portion
In units of mutual funds	Rs.	37,943	Rs.	2,654	Rs.	40,597	Rs.	37,635	Rs.	545	Rs.	38,180
In term deposits with banks		30,313		-		30,313		11,524		-		11,524
In bonds		974		-		974		2,893		-		2,893
In market linked debentures		-		-		-		1,000		(6)		994
In commercial paper		2,312		-		2,312		2,328		-		2,328
In equity securities		174		(38)		136		214		(144)		70
Others		31		-		31		29		-		29
	Rs.	71,747	Rs.	2,616	Rs.	74,363	Rs.	55,623	Rs.	395	Rs.	56,018
Non-current portion
In equity securities (1)	Rs.	2,700	Rs.	(2,451)	Rs.	249	Rs.	2,701	Rs.	(2,419)	Rs.	282
In limited liability partnership firm		797		(153)		644		400		(22)		378
Others		166		-		166		-		-		-
	Rs.	3,663	Rs.	(2,604)	Rs.	1,059	Rs.	3,101	Rs.	(2441)	Rs.	660

(1)
Primarily represents the investment in shares of Curis, Inc. The cost of acquisition was Rs.2,699. As of March 31, 2024 and 2023, the Company has recognized an unrealized loss of Rs.2,451 and Rs.2,431, respectively, in the OCI for the fair value changes

For the purpose of measurement, the aforesaid investments are classified as follows
:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, commercial paper, term deposits with banks and current portion of O thers	Amortized cost
Investments in equity securities (Current portion)	Fair value through profit and loss
Investments in equity securities ( Non-current portion)	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition)
Investment in limited liability partnership firm and Non-current portion of O thers	Fair value through profit and loss
Investment in market linked debentures	Fair value through other comprehensive income

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

9. Trade and other receivables

	As of March 31,
	2024		2023
Current
Trade and other receivables, gross	Rs.	81,749	Rs.	73,743
Less: Allowance for credit losses		(1,451)		(1,258)
Trade and other receivables, net	Rs.	80,298	Rs.	72,485

Pursuant to
certain
 arrangements with banks, the Company has periodically sold to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective
bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective
bank, and accordingly, the same were derecognized in the statements of financial position. During the years ended March 31, 2024 and 2023, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.14,790 and Rs.12,376, respectively.

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

The details of changes in allowance for credit losses during the years ended March 31, 2024 and 2023, are as follows:

	For the Year Ended March 31,
	2024		2023
Balance at the beginning of the year	Rs.	1,258	Rs.	1,194
Provision made during the year, net of reversals		242		84
Trade and other receivables written off & exchange differences		(49)		(20)
Balance at the end of the year	Rs.	1,451	Rs.	1,258

10. Inventories

Inventories consist of the following:

	As of March 31,
	2024		2023
Raw materials	Rs.	19,030	Rs.	12,075
Work-in-progress		14,222		11,698
Finished goods (includes stock-in-trade)		25,249		20,971
Packing materials, stores and spares		5,051		3,926
	Rs.	63,552	Rs.	48,670

Details of inventories recognized in the consolidated income statement are as follows
:

	For the Year Ended March 31,
	2024		2023		2022
Raw materials, consumables and changes in finished goods and work in progress	Rs.	78,526	Rs.	71,708	Rs.	69,838
Inventories write-down		3,563		4,869		4,584

During the years ended March 31, 2024 and 2023, amounts of Rs.4,232 and Rs.3,111, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

11. Other assets

	As of March 31,
	2024		2023
Current
Balances and receivables from statutory authorities (1)	Rs.	12,132	Rs.	9,267
Government incentives receivable (2)		2,908		1,451
Prepaid expenses		1,947		1,452
Advances to vendors and employees		2,802		2,724
Others (3)		2,771		5,175
	Rs.	22,560	Rs.	20,069
Non-current
Security deposits	Rs.	747	Rs.	668
Others (4)		885		132
	Rs.	1,632	Rs.	800

(1)	Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”) and value added tax, and from customs authorities of India.
(2)	P rimarily consist of amounts receivable from various government authorities of India towards benefits on export sales made by the Company and other incentives .
(3)	Others primarily includes interest accrued but not due on investments, claims receivable and security deposits.
(4)	Others primarily includes advances to vendors

Refer to Note 30 for breakup of Financial and Non-Financial assets.

12. Property, plant and equipment

The following is a summary of the changes in carrying value of property, plant and equipment:

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as of April 1, 2022	Rs.	4,233	Rs.	28,422	Rs.	87,669	Rs.	6,814	Rs.	1,455	Rs.	128,593
Additions		11		1,852		12,952		1,196		662		16,673
Disposals		-		(844)		(3,002)		(428)		(160)		(4,434)
Effect of changes in foreign exchange rates		74		294		1,024		70		19		1,481
Balance as of March 31, 2023	Rs.	4,318	Rs.	29,724	Rs.	98,643	Rs.	7,652	Rs.	1,976	Rs.	142,313

Balance as of April 1, 2023	Rs.	4,318	Rs.	29,724	Rs.	98,643	Rs.	7,652	Rs.	1,976	Rs.	142,313
Additions		25		3,342		10,354		1,169		812		15,702
Disposals		(43)		(85)		(1,852)		(458)		(411)		(2,849)
Effect of changes in foreign exchange rates		9		51		556		6		(109)		513
Balance as of March 31, 2024	Rs.	4,309	Rs.	33,032	Rs.	107,701	Rs.	8,369	Rs.	2,268	Rs.	155,679

Accumulated Depreciation/Impairment loss
Balance as of April 1, 2022	Rs.	64	Rs.	12,282	Rs.	60,916	Rs.	5,707	Rs.	760	Rs.	79,729
Depreciation for the year		-		1,726		5,888		675		326		8,615
Impairment (1)		-		-		40		4		-		44
Disposals		-		(526)		(2,644)		(398)		(117)		(3,685)
Effect of changes in foreign exchange rates		4		211		806		56		27		1,104
Balance as of March 31, 2023	Rs.	68	Rs.	13,693	Rs.	65,006	Rs.	6,044	Rs.	996	Rs.	85,807

Balance as of April 1, 2023	Rs.	68	Rs.	13,693	Rs.	65,006	Rs.	6,044	Rs.	996	Rs.	85,807
Depreciation for the year		-		1,990		6,322		858		406		9,576
Impairment (1)		-		-		43		3		-		46
Disposals		-		(56)		(1,702)		(454)		(346)		(2,558)
Effect of changes in foreign exchange rates		2		27		395		5		(45)		384
Balance as of March 31, 2024	Rs.	70	Rs.	15,654	Rs.	70,064	Rs.	6,456	Rs.	1,011	Rs.	93,255

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

12.  Property, plant and equipment (continued)

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Net carrying value
As of March 31, 2022	Rs.	4,169	Rs.	16,140	Rs.	26,753	Rs.	1,107	Rs.	695	Rs.	48,864
As of March 31, 2023	Rs.	4,250	Rs.	16,031	Rs.	33,637	Rs.	1,608	Rs.	980	Rs.	56,506
Add: Capital-work-in-progress											Rs.	9,944
Add: Impairment reversal of Capital-work-in-progress (1)(2)											Rs.	12
Total as of March 31, 2023											Rs.	66,462
As of March 31, 2024	Rs.	4,239	Rs.	17,378	Rs.	37,637	Rs.	1,913	Rs.	1,257	Rs.	62,424
Add: Capital-work-in-progress											Rs.	14,460
Add: Impairment reversal of Capital-work-in-progress (1)(2)											Rs.	2
Total as of March 31, 2024											Rs.	76,886

(1)
During the year ended March 31, 2022, there was a significant decline in the expected cash flows of the Company’s subsidiary, Dr. Reddy’s Laboratories Louisiana, LLC (Shreveport Cash Generating Unit (“CGU”)). Consequently, the Company tested the carrying amount of the CGU, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. This resulted in the recoverable amount of the CGU being lower than its carrying amount. Accordingly, the Company recognized an impairment loss of the entire carrying value of Rs.2,570 for property, plant and equipment, Rs.89 for capital-work-in-progress and Rs.392 for goodwill. Further impairment losses of Rs.46 and Rs.44 representing the additions made to property, plant and equipment during the years ended March 31, 2024 and 2023, respectively, has been recognized as the recoverable amount continues to be lower than the carrying value.

This impairment loss pertains to the
C
ompany’s Global Generics Segment.

(2)	Reversal of impairment on capitalization of assets for the Shreveport C ash Generating Unit .

Leases

Below are the carrying amounts of right-of-use assets recognized and the movements during the year included in the above property, plant and equipment.

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as of April 1, 2022	Rs.	79	Rs.	3,759	Rs.	16	Rs.	67	Rs.	755	Rs.	4,676
Additions		-		197		-		18		371		586
Disposals		-		(794)		(13)		-		(136)		(943)
Effect of changes in foreign exchange rates		5		43		-		-		(12)		36
Balance as of March 31, 2023	Rs.	84	Rs.	3,205	Rs.	3	Rs.	85	Rs.	978	Rs.	4,355

Balance as of April 1, 2023	Rs.	84	Rs.	3,205	Rs.	3	Rs.	85	Rs.	978	Rs.	4,355
Additions		-		1,941		-		23		456		2,420
Disposals		-		(70)		-		(27)		(257)		(354)
Effect of changes in foreign exchange rates		1		(36)		-		1		(6)		(40)
Balance as of March 31, 2024	Rs.	85	Rs.	5,040	Rs.	3	Rs.	82	Rs.	1,171	Rs.	6,381

Accumulated Depreciation
Balance as of April 1, 2022	Rs.	-	Rs.	1,873	Rs.	14	Rs.	36	Rs.	352	Rs.	2,275
Depreciation for the year		-		626		1		13		239		879
Disposals		-		(512)		(13)		-		(95)		(620)
Effect of changes in foreign exchange rates		-		19		1		-		(5)		15
Balance as of March 31, 2023	Rs.	-	Rs.	2,006	Rs.	3	Rs.	49	Rs.	491	Rs.	2,549

Balance as of April 1, 2023	Rs.	-	Rs.	2,006	Rs.	3	Rs.	49	Rs.	491	Rs.	2,549
Depreciation for the year		-		802		-		15		326		1,143
Disposals		-		(44)		-		(27)		(213)		(284)
Effect of changes in foreign exchange rates		-		(32)		-		1		(3)		(34)
Balance as of March 31, 2024	Rs.	-	Rs.	2,732	Rs.	3	Rs.	38	Rs.	601	Rs.	3,374

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

12.  Property, plant and equipment (continued)

Leases (continued)

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Net carrying value
As of April 1, 2022	Rs.	79	Rs.	1,886	Rs.	2	Rs.	31	Rs.	403	Rs.	2,401
As of March 31, 2023	Rs.	84	Rs.	1,199	Rs.	-	Rs.	36	Rs.	487	Rs.	1,806
As of March 31, 2024	Rs.	85	Rs.	2,308	Rs.	-	Rs.	44	Rs.	570	Rs.	3,007

The following are the amounts recognized in income statement:

	For the Year Ended March 31,
	2024		2023
Depreciation expense of right-of-use assets	Rs.	1,143	Rs.	879
Interest expense on lease liabilities	Rs.	256	Rs.	214

The Company had total cash outflows for leases of Rs.1,807
,
 Rs.1,571
and Rs.1,341

during the years ended March 31, 2024
,
 2023
 and 2022
, respectively.  The maturity analysis of lease liabilities is disclosed in Note 17 of these consolidated financial statements.

Capital commitments

As of March 31, 2024 and 2023, the Company was committed to spend Rs.18,177 and Rs.8,340, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalization

During the years ended March 31, 2024 and 2023, the Company capitalized interest cost of Rs.488 and Rs.426, respectively, with respect to qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2024 and 2023 was approximately 9.31% and 7.62%, respectively.

13.
Goodwill

Goodwill arising upon business combinations is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the years ended March 31, 2024 and 2023:

	As of March 31,
	2024		2023
Opening balance, gross	Rs.	21,193	Rs.	21,094
Effect of translation adjustments		8		99
Impairment loss (1)		(16,948)		(16,948)
Closing balance	Rs.	4,253	Rs.	4,245

The carrying amount of goodwill (other than those arising upon investment in a joint venture) was allocated to the cash generating units as follows:

	As of March 31,
	2024		2023
PSAI-Active Pharmaceutical Operations	Rs.	997	Rs.	997
Global Generics-Complex Injectables		1,489		1,483
Global Generics-North America Operations		631		631
Global Generics-Branded Formulations (1)		1,022		1,021
Others		114		113
	Rs.	4,253	Rs.	4,245

(1)	The impairment loss of Rs.16,948 includes the following:

•
Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

•
During the year ended March 31, 2023, the Company assessed performance of the Nimbus Health business against the initial estimates and recognized an impairment charge of the carrying values of Rs.272. This impairment loss pertains to the Company’s Global Generics segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share d
a
ta)

1
3
.
Goodwill (
continu
ed
)

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

c)	The after tax discount rates used are based on the Company’s weighted average cost of capital.
d)	The after tax discount rates used range from 6.8% to 11% for various cash generating units. The pre-tax discount rates range from 7.9% to 14.7%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

14.
Other intangible assets

The following is a summary of changes in the carrying value of intangible assets:

	Product related intangibles		Customer related intangibles		Others		Total
Gross carrying value
Balance as of April 1, 2022	Rs.	102,910	Rs.	98	Rs.	4,448	Rs.	107,456
Additions (1)		6,830		-		766		7,596
Disposals/De-recognitions		(687)		-		-		(687)
Effect of changes in foreign exchange rates		4,377		7		3		4,387
Balance as of March 31, 2023	Rs.	113,430	Rs.	105	Rs.	5,217	Rs.	118,752

Balance as of April 1, 2023	Rs.	113,430	Rs.	105	Rs.	5,217	Rs.	118,752
Additions (1)		9,714		-		1,448		11,162
Effect of changes in foreign exchange rates		869		1		2		872
Balance as of March 31, 2024	Rs.	124,013	Rs.	106	Rs.	6,667	Rs.	130,786
Amortization/impairment loss
Balance as of April 1, 2022	Rs.	77,751	Rs.	-	Rs.	2,459	Rs.	80,210
Amortization for the year		3,670		-		351		4,021
Impairment loss		273		103		19		395
Disposals/De-recognitions		(687)		-		-		(687)
Effect of changes in foreign exchange rates		3,959		2		3		3,964
Balance as of March 31, 2023	Rs.	84,966	Rs.	105	Rs.	2,832	Rs.	87,903

Balance as of April 1, 2023	Rs.	84,966	Rs.	105	Rs.	2,832	Rs.	87,903
Amortization for the year		4,864		-		401		5,265
Impairment loss		(59)		-		18		(41)
Effect of changes in foreign exchange rates		705		1		2		708
Balance as of March 31, 2024	Rs.	90,476	Rs.	106	Rs.	3,253	Rs.	93,835

Net carrying value
As of March 31, 2022	Rs.	25,159	Rs.	98	Rs.	1,989	Rs.	27,246
As of March 31, 2023	Rs.	28,464	Rs.	-	Rs.	2,385	Rs.	30,849
As of March 31, 2024	Rs.	33,537	Rs.	-	Rs.	3,414	Rs.	36,951

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

14. Other intangible assets (continued)

(1)

Additions during the year ended March 31, 2024, primarily consists of:
•
The acquisition of a generic prescription products portfolio in the United States from Mayne Pharma Group Limited, which includes consideration of Rs.7,395 (U.S.$90) attributable to product related intangibles. The portfolio consists of 44 commercial products, 42 approved non-marketed products and four pipeline products, including a number of generic products focused on women’s health. Approved high-value products include a hormonal vaginal ring, a birth control pill and a cardiovascular product.

•	The acquisition of rights to commercialize toripalimab in India and eight other countries from Shanghai Junshi Biosciences Co., Limited for a consideration of Rs.824 (U.S.$10).

Additions during the year ended March 31, 2023, primarily consists of:
•	The acquisition of the cardiovascular brand and trademark Cidmus® in India from Novartis AG for total consideration of Rs.4,633 (U.S.$61).
•
The acquisition of a portfolio of branded and generic injectable products from Eton Pharmaceuticals, Inc. for an upfront payment of Rs.395 (U.S.$5) and certain other milestone payments of up to U.S.$30 payable upon completion of the respective milestones.

•
The acquisition of rights in brimonidine tartrate ophthalmic solution
0.025
%, the private label equivalent of Lumify®, in the United States from Slayback Pharma LLC for Rs.722 (U.S.$9) plus certain other milestone payments of up to U.S.$3 payable upon completion of the respective milestones.

In-process research and development assets (“IPR&D”)

Tabulated below is the reconciliation of amounts relating to in-process research and development assets as at the beginning and at the end of the year:

	As of March 31,
	2024		2023
Opening balance	Rs.	663	Rs.	212
Add: Additions during the year		206		435
Less: Capitalizations during the year (1)		(192)		-
Effect of changes in exchange rates		6		16
Closing balance	Rs.	683	Rs.	663

(1)

Includes Rs.125 towards the product ephedrine, which was capitalized from IPR&D to product related intangibles because the same was available for use and subject to amortization
.

Impairment losses recorded for the year ended March 31, 2024

•
For the year ended March 31, 2024, the Company recorded a reversal of impairment loss of Rs.226 with respect to saxagliptin/metformin (generic version of Kombiglyze® - XR) and enalaprilat (generic version of Vasotec®) pursuant to the
launch
e
s
 of these two products during the year.

As a result of favorable changes in market conditions and in the circumstances that led to the initial impairment during the
year ended March 31,

2021, the Company revisited the market volumes, share and price assumptions of these two products and re-assessed the recoverable amount. Accordingly, these products were capitalized as product related intangibles, with a corresponding reversal of impairment loss of Rs.191 and Rs.35, respectively. These impairment loss reversals pertain to the Company’s Global Generics segment.

•
Consequent to adverse market conditions with respect to certain products related intangibles and software platforms, the Company assessed the recoverable amount and recognized impairment loss of Rs.86 and Rs.99 forming part of the Company’s Global Generics and Others segment, respectively
, for the year ended March 31, 2024
.

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

Other impairments:

During the year ended March 31, 2023, consequent to adverse market conditions with respect to certain products related intangibles, the Company assessed the recoverable amount of certain products and recognized impairment loss of Rs.251 and Rs.41 pertaining to products forming part of the Company’s Global Generics and PSAI segments respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

14. Other intangible assets (continued)

Impairment losses recorded for the year ended March 31, 2022

During the year ended March 31, 2022, there were significant changes to the market conditions for certain of the Company’s products forming part of the
Company's Proprietary Products and Global Generics segments. The changes include
d
,
a
decrease in the market potential of products, increased competition leading to lower volumes, and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of the complete carrying value for:

- Rs.4,337 relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets), an IPR&D asset forming part of the Company's Proprietary Products segment; and

- Rs.174 pertaining to other IPR&D and other intangible assets forming part of the
Company’s Global Generics
s
egment.

The Company used the discounted cash flow approach to calculate the value-in-use which considered assumptions such as revenue projections, rate of generic penetration, estimated price erosion, the useful life of the asset and the net cash flows have been discounted based on post tax discount rate.

Significant separately acquired intangible assets

Details of significant separately acquired intangible assets as of March 31, 2024 are as fol lows:

Particulars of the asset	Acquired from	Carrying cost
Select portfolio of branded generics business	Wockhardt Limited	Rs.11,838
Portfolio of generic prescription products	Mayne Pharma Group Limited	6,033
Cardiovascular brand Cidmus® in India	Novartis AG	4,386
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	3,056
Various ANDAs	Teva and an affiliate of Allergan	2,054
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited	1,184

15.

Investment in equity accounted investees

Details of Investment in equity accounted investees:

	As of March 31,
	2024		2023
Investment in unquoted equity shares
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China	Rs.	4,130	Rs.	4,645
Equity shares held in DRES Energy Private Limited, India		55		57
Equity shares held in O2 Renewable Energy IX Private Limited, India		4		-
	Rs.	4,189	Rs.	4,702
Investment in compulsory convertible debentures
Compulsory convertible debentures in O2 Renewable Energy IX Private Limited, India	Rs.	7	Rs.	-
	Rs.	7	Rs.	-
Total Investment in equity accounted investees	Rs.	4,196	Rs.	4,702

Details of the Company’s investment in Kunshan Rotam Reddy Pharmaceuticals Company Limited:

Kunshan Rotam Reddy Pharmaceuticals Company Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of finished dosages in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2024 and 2023. Four directors of the Company are on the board of Reddy Kunshan, which consists of eight directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the eight directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participation rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

15.
Investment in equity accounted investees (continued)

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the Year Ended March 31,
	2024		2023		2022
Ownership		51.3%		51.3%		51.3%
C urrent assets	Rs.	6,447	Rs.	6,972	Rs.	7,569
N on-current assets		3,799		3,372		2,460
Total assets	Rs.	10,246	Rs.	10,344	Rs.	10,029
Equity	Rs.	7,692	Rs.	8,696	Rs.	7,944
L iabilities		2,554		1,648		2,085
Total equity and liabilities	Rs.	10,246	Rs.	10,344	Rs.	10,029
Revenues	Rs.	9,688	Rs.	9,323	Rs.	9,867
Expenses		9,396		8,598		8,480
Profit for the year	Rs.	292	Rs.	725	Rs.	1,387
Company’s share of profits for the year	Rs.	150	Rs.	372	Rs.	712
Carrying value of the Company’s investment (1)	Rs.	4,130	Rs.	4,645	Rs.	4,259
Translation adjustment arising out of translation of foreign currency balances	Rs.	472	Rs.	692	Rs.	678

(1)

Includes Rs.181 representing the goodwill on acquisition of investment.

During the year ended March 31 2024, the Company recognized an amount of Rs.445, representing its share of dividend declared by the equity accounted investee, Reddy Kunshan. The amount of dividend is adjusted against the carrying amount of investment in the consolidated statement of financial position
.

Details of the Company’s investment in DRES Energy Private Limited:

	As of/for the Year Ended March 31,
	2024		2023		2022
Carrying value of the Company’s investment	Rs.	55	Rs.	57	Rs.	59
Company’s share of loss for the year		(2)		(2)		(9)

Details of the Company’s investment in O2 Renewable Energy IX Private Limited:

	As of/for the Year Ended March 31,
	2024		2023		2022
Carrying value of the Company’s investment	Rs.	11	Rs.	-	Rs.	-
Company’s share of loss for the year		(1)		-		-

16.
Trade and other payables

Trade and other payables consist of the following:

	As of March 31,
	2024		2023
Trade payables	Rs.	21,547	Rs.	17,857
Due to creditors for expenses		4,598		4,827
Due to capital creditors		4,774		3,760
	Rs.	30,919	Rs.	26,444

For details regarding the Company’s exposure to currency and liquidity risks, see Note 31 of these consolidated financial statements under “Liquidity risk”.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

17.
Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by parent company and certain of its subsidiaries in Russia, Brazil, Mexico and Ukraine which are repayable within 12 months from the date of drawdown.

Short-term borrowings consist of the following:
	As of March 31,
	2024		2023
Pre-shipment credit	Rs.	2,500	Rs.	-
Other working capital borrowings		10,223		7,390
	Rs.	12,723	Rs.	7,390

The interest rate profile of short-term borrowings from banks is given below:

	As of March 31,
	2024		2023
	Currency (1)	Interest Rate (2)	Currency (1)	Interest Rate (2)
Other working capital borrowings	RUB	Key rate + 253 bps to 276 bps	RUB	9.87% to 10.40%
	MXN	TIIE + 1.35%	MXN	TIIE + 1.15%
	INR	3 Month T-bill + 10 bps	INR	9.15%
	-	-	BRL	CDI + 1.2%
	-	-	UAH	21.00%
	EUR	4.44%	-	-
Pre-shipment credit	INR	3 Month T-bill + 0.05%	-	-

(1)

“BRL” means Brazilian reals, “EUR” means Euro, “INR” means Indian rupees, “MXN” means Mexican pesos
, “RUB” means Russian roubles
and “UAH” means Ukrainian hryvnia.
(2)

“CDI” means Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means India Treasury bill.

Long-term borrowings

Long-term borrowings consist of the following:

As of March 31, 2024					As of March 31, 2023
	Non-current		Current		Non-current		Current
Rupee term loan from bank to the APSL subsidiary (1)	Rs.	3,800	Rs.	-	Rs.	-	Rs.	-
Non-convertible debentures issued by the APSL subsidiary (1)		-		-		-		3,800
Obligations under leases		2,190		1,307		1,278		1,004
	Rs.	5,990	Rs.	1,307	Rs.	1,278	Rs.	4,804
(1)

“APSL subsidiary” refers to Aurigene Pharmaceutical Services Limited.

The interest rate profiles of long-term borrowings (other than obligations under leases) as of March 31, 2024 and 2023 were as follows:

As of March 31,
	2024		2023
	Currency (1)	Interest Rate (2)	Currency (1)	Interest Rate
Rupee term loan from bank	INR	3 Months T-bill + 84 bps	-	-
Non-convertible debentures	-	-	INR	6.77%

(1)

“INR” means Indian rupees.
(2)

“T-bill” means India Treasury bill interest rate
.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

17.  Loans and borrowings (continued)

The aggregate maturities of long-term loans and borrowings, based on contractual maturities, as of March 31, 2024 were as follows:

Maturing in	Long term borrowings		Obligations under leases		Total
Less than 1 year	Rs.	-	Rs.	1,307	Rs.	1,307
1-2 years		-		750		750
2-3 years		3,800		383		4,183
3-4 years		-		316		316
4-5 years		-		145		145
Thereafter		-		596		596
	Rs.	3,800	Rs.	3,497	Rs.	7,297

The aggregate maturities of long-term loans and borrowings, based on contractual maturities, as of March 31, 2023 were as follows:

Maturing in	Non- convertible debentures		Obligations under leases		Total
Less than 1 year	Rs.	3,800	Rs.	1,004	Rs.	4,804
1-2 years		-		992		992
2-3 years		-		242		242
3-4 years		-		38		38
4-5 years		-		6		6
Thereafter		-		-		-
	Rs.	3,800	Rs.	2,282	Rs.	6,082

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.61,131 and Rs.68,516 as of March 31, 2024 and 2023, respectively, from its banks for working capital requirements. The Company draw upon these lines of credit based on its working capital requirements.

Reconciliation of liabilities arising from financing activities during the year ended March 31, 2024:

Particulars	Long-term borrowings (1)		Short-term borrowings		Total
Opening balance	Rs.	6,082	Rs.	7,390	Rs.	13,472
Recognition of right-of-use liability during the year		2,348		-		2,344
Payment of principal portion of lease liabilities		(1,147)		-		(1,147)
Borrowings made during the year		3,800		15,566		19,366
Borrowings repaid during the year		(3,800)		(10,073)		(13,873)
Effect of changes in foreign exchange rates		14		(160)		142
Closing balance	Rs.	7,297	Rs.	12,723	Rs.	20,020

Reconciliation of liabilities arising from financing activities during the year ended March 31, 2023:

Particulars	Long-term borrowings (1)		Short-term borrowings		Total
Opening balance	Rs.	6,763	Rs.	27,082	Rs.	33,845
Recognition of right-of-use liability during the year		177		-		177
Payment of principal portion of lease liabilities		(1,015)		-		(1,015)
Borrowings made during the year		-		49,234		49,234
Borrowings repaid during the year		-		(68,616)		(68,616)
Effect of changes in foreign exchange rates		157		(310)		(153)
Closing balance	Rs.	6,082	Rs.	7,390	Rs.	13,472

(1)

Includes current
portion
.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

18.
Provisions

The details of changes in provisions during the year ended March 31, 2024 are as follows:
Particulars	Refund Liability (1)		Environmental liability (2)		Legal and others (3)		Total
Balance as at beginning of the year	Rs.	4,716	Rs.	59	Rs.	738	Rs.	5,513
Provision made during the year, net of reversals		1,121		-		66		1,187
Provision used during the year		(1,306)		-		-		(1,306)
Effect of changes in foreign exchange rates		48		2		-		50
Balance as at end of the year	Rs.	4,579	Rs.	61	Rs.	804	Rs.	5,444
Current	Rs.	4,579	Rs.	-	Rs.	804	Rs.	5,383
Non-current		-		61		-		61
	Rs.	4,579	Rs.	61	Rs.	804	Rs.	5,444

(1)
Refund liability is accounted for by recording a provision based on the Company’s estimate of expected sales returns. See Note 3.m of these consolidated financial statements for the Company’s accounting policy on refund liability.

(2)

As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of Rs.39 (carrying value Rs.61). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in the consolidated statements of financial position.

(3)

Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer to Note 32 (“Contingencies”) of these consolidated financial statements under “Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority and Litigation relating to Cardiovascular and Anti-diabetic formulations” for further details.

19.
Other liabilities

Other liabilities consist of the following:
	As of March 31,
	2024		2023
Current
Accrued expenses	Rs.	24,783	Rs.	21,844
Employee benefits payable		6,945		7,474
Statutory dues payable		4,168		4,571
Deferred revenue (1)		374		812
Advance from customers		1,061		1,169
Others		5,566		3,602
	Rs.	42,897	Rs.	39,472
Non-current
Deferred revenue (1)	Rs.	1,193	Rs.	1,555
Others		2,776		1,293
	Rs.	3,969	Rs.	2,848

(1)

Refer to Note 22 (“Revenue from contracts with customers and trade receivables”) for details of deferred revenue.

Refer to Note 30 for breakup of Financial and Non-Financial liabilities.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

20
.

Share Capital

	For the Year Ended March 31, 2024		For the Year Ended March 31, 2023
	Number	Amount	Number	Amount
Authorized share capital	290,000,000	Rs.1,450	290,000,000	Rs.1,450
Fully paid up share capital
Opening number of equity shares/share capital	166,527,876	Rs.833	166,425,849	Rs.832
Add: Equity shares issued pursuant to employee stock option plan (1)	290,390	1	102,027	1
Closing number of equity shares/share capital	166,818,266	Rs.834	166,527,876	Rs.833
Treasury shares (2)	289,791	Rs.991	371,144	Rs.1,269

(1)

During the years ended March 31, 2024 and 2023, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan, 2002 and the Dr. Reddy’s Employees Stock Option Plan, 2007. The options exercised had an exercise price of Rs.5, Rs.1,982, Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share-based payment reserve” was transferred to“securities premium” in the Consolidated Statement of Changes in Equity.

(2)

Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the years ended March 31, 2024 and 2023, an aggregate of 81,353 and 49,295 equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607, Rs.2,814, Rs.3,679, Rs.4,212, Rs.4,338 or Rs,5,301 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “securities premium” in the statement of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “securities premium”.

During the year ended March 31, 2023, an aggregate of 48,032 equity shares representing unappropriated inventory of shares that are not backed by grants, acquired through secondary market acquisitions were sold for an aggregate consideration of Rs.211 in the secondary market pursuant to requirements under Chapter II Regulation 3(12) of the SEBI (share based employee benefits and sweat equity) Regulations, 2021.

As of March 31, 2024 and 2023, the ESOS Trust had outstanding 289,791 and 371,144 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.991 and Rs.1,269, respectively. Refer to Note 28 of these consolidated financial statements
for further details on the Dr. Reddy’s Employees Stock Option Scheme, 2018.

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

Final dividends on equity shares (including dividend tax on distribution of such dividends, if any) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The details of dividends paid by the Company are as follows:

	During the Year Ended March 31,
	2024		2023		2022
Dividend per share (in absolute Rs.)	Rs.	40	Rs.	30	Rs.	25
Dividend paid during the year		6,648		4,979		4,146
Fiscal year for which dividends were paid		2023		2022		202 1

Proposed dividend

At the Company’s Board of Directors’ meeting held on May 7, 2024, the Board proposed a dividend of Rs.40 per
share and aggregating to Rs.6,673, which is
subject to the approval of the Company’s shareholders.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

21.
Earnings per share

The calculation of basic and diluted earnings per share for the years ended March 31, 2024, 2023 and 2022 was based on the profit attributable to equity shareholders of the Company, being Rs.55,684, Rs.45,067 and Rs.23,568, respectively.

The weighted average number of equity shares outstanding, used for calculating the basic earnings per share, are as follows:

	For the Year Ended March 31,
	2024		2023		2022
Number of equity shares at the beginning of the year (excluding treasury shares)		166,156,732		165,957,378		165,726,030
Effect of treasury shares sold during the year		-		2,138		-
Effect of equity shares issued on exercise of stock options		236,971		75,374		156,667
Weighted average number of equity shares – Basic		166,393,703		166,034,890		165,882,697
Earnings per share of par value Rs.5 – Basic	Rs.	334.65	Rs.	271.43	Rs.	142.08

The weighted average number of equity shares outstanding, used for calculating the diluted earnings per share, are as follows:

	For the Year Ended March 31,
	2024		2023		2022
Weighted average number of equity shares – Basic		166,393,703		166,034,890		165,882,697
Dilutive effect of stock options outstanding (1)		313,833		353,280		455,937
Weighted average number of equity shares – Diluted		166,707,536		166,388,170		166,338,634
Earnings per share of par value Rs.5 – Diluted	Rs.	334.02	Rs.	270.85	Rs.	141.69

(1)
As of March 31, 2024, 2023 and 2022, 245,545, 286,533 and 13,284 options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company’s shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.

22.
Revenue from contracts with customers and trade receivables

Revenue
from contracts with customers
:

	For the Year Ended March 31,
	2024		2023		2022
Sales	Rs.	271,396	Rs.	234,595	Rs.	205,144
Service income		5,655		4,508		4,380
License fees (1)		2,113		6,776		4,867
	Rs.	279,164	Rs.	245,879	Rs.	214,391

(1)

During the year ended March 31, 2023, this primarily includes the following amounts:

•	Rs.902 from the sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J.B. Chemicals and Pharmaceuticals Limited;
•	Rs.1,399 from the sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited; and
•	Rs.2,640 from the sale of certain non-core dermatology brands to Eris Lifesciences Limited.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

22.  Revenue from contracts with customers and trade receivables (continued)

Deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended March 31, 2024 and 2023.

	For the Year Ended March 31,
	2024		2023
Balance as of April 1	Rs.	2,367	Rs.	2,832
Revenue recognized during the year		(1,768)		(2,091)
Milestone payment received during the year		968		1,626
Balance as of March 31	Rs.	1,567	Rs.	2,367
Current		374		812
Non-current		1,193		1,555

Significant gross to net adjustments relating to Company’s North America Generics business (amounts in U.S.$ millions):

A roll-forward for each major accrual for the Company’s North America Generics business for the fiscal years ended March 31, 2022, 2023 and 2024 is as follows:

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability (3)
	(All amounts in U.S.$)
Beginning Balance: April 1, 2021	202	78	13	19
Current provisions relating to sales during the year	1,897	235	23	25
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,836)	(219)	(23)	(20)
Ending Balance: March 31, 2022	263	94	13	24

Beginning Balance: April 1, 2022	263	94	13	24
Current provisions relating to sales during the year (1)	2,121	209	22	32
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(2,137)	(216)	(22)	(21)
Ending Balance: March 31, 2023	247	87	13	35

Beginning Balance: April 1, 2023	247	87	13	35
Current provisions relating to sales during the year (2)	2,844	322	31	21
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(2,803)	(307)	(25)	(21)
Ending Balance: March 31, 2024	288	102	19	35

*
Currently, the Company does not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent approximately 1.
0
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
the Company’s
products.

(2)
Chargebacks provisions and payments for the year ended March 31, 2024 were each higher as compared to the year ended March 31, 2023, primarily as a result of the Company’s acquisition of a U.S. generic prescription products portfolio from Mayne Pharma Group Limited in April 2023, higher sales volumes and also due to higher pricing rates per unit for chargebacks. Such higher pricing rates were on account of reductions in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company’s products.

The rebate provisions and payments for the year ended March 31, 2024 were each higher as compared to the year ended March 31, 2023, primarily as a result of the aforesaid generic portfolio acquisition from Mayne Pharma Group Limited, as well as higher sales volumes for the Company’s base portfolio products.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

22.  Revenue from contracts with customers and trade receivables (continued)

(3)
The Company’s overall provision for refund liability as of March 31, 2024 relating to the Company’s North America Generics business was U.S.$35, compared to a liability of U.S.$35 as of March 31, 2023. The refund liability created for new product launches and volume growth, were off-set by the reductions in the contract prices and by product mix changes.

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

Refund liabilities:

	For the Year Ended March 31,
	2024		2023
Balance at the beginning of the year	Rs.	4,716	Rs.	3,583
Provision made during the year, net of reversals		1,121		4,606
Provision used during the year		(1,306)		(3,649)
Effect of changes in foreign exchange rates		48		176
Balance at the closing of the year	Rs.	4,579	Rs.	4,716
Current	Rs.	4,579	Rs.	4,716
Non-current		-		-

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

As of March 31, 2024 and 2023, the Company had Rs.48 and Rs.48, respectively, as contract assets representing the right to returned goods
.

Contract liabilities:

	As of March 31,
	2024		2023
Advance from customers	Rs.	1,061	Rs.	1,169
	Rs.	1,061	Rs.	1,169

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

23.
Other income, net

Other income, net consists of the following:

	For the Year Ended March 31,
	2024		2023		2022
(Gain)/loss on sale/disposal of non-current assets, net (1)(2)	Rs.	(900)	Rs.	1,211	Rs.	(1,119)
Sale of spent chemicals		(489)		(391)		(348)
Scrap sales		(338)		(280)		(206)
Miscellaneous income, net (3)		(2,472)		(6,447)		(1,088)
	Rs.	(4,199)	Rs.	(5,907)	Rs.	(2,761)

(1)
Included in the year ended March 31, 2023, is an amount of Rs.991 (EUR
11.36
) representing the loss on sale of assets, pursuant to an agreement with Delpharm Development Leiden B.V for the transfer of certain assets, liabilities and employees at its site at Leiden, Netherlands. This transaction pertains to the Company’s Global Generics segment.

(2)
Included in the year ended March 31, 2022, is an amount of Rs.1,064 representing gain on sale of intangible assets, pursuant to a definitive agreement with Citius Pharmaceuticals, Inc. for the sale of all of its rights relating to its anti-cancer agent E7777 (denileukin diftitox). Refer to Note 14 (“Other intangible assets”) of these consolidated financial statements for further details.

(3)	Miscellaneous income for the year ended March 31, 2024 includes:
· Rs.984 recognized pursuant to a settlement of product related litigation by the Company and its affiliates in the United Kingdom; and
· Rs.540 recognized pursuant to a settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga® (Abiraterone).

Miscellaneous income for the year ended March 31, 2023 includes an amount of Rs.5,638 (U.S.$
71.39
discounted to present value) towards the settlement of an ongoing patent litigation relating to the launch of a product with Indivior Inc., Indivior UK Limited, and Aquestive Therapeutics, Inc.

24.
Finance income, net

Finance income, net consists of the following:

	For the Year Ended March 31,
	2024		2023		2022
Interest income	Rs.	2,278	Rs.	1,180	Rs.	965
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		3,149		876		277
Foreign exchange gain, net		278		2,225		1,835
Finance income (A)	Rs.	5,705	Rs.	4,281	Rs.	3,077
Interest expense	Rs.	(1,711)	Rs.	(1,428)	Rs.	(958)
Finance expense (B)	Rs.	(1,711)	Rs.	(1,428)	Rs.	(958)
Finance income, net [(A)+(B)]	Rs.	3,994	Rs.	2,853	Rs.	2,119

25.
Income taxes

a.
Income tax expense/(benefit) recognized in the consolidated income statement

Income tax expense/(benefit) recognized in the consolidated income statement consists of the following:

	For the Year Ended March 31,
	2024		2023		2022
Current taxes
Domestic	Rs.	13,874	Rs.	8,768	Rs.	4,180
Foreign		5,584		4,090		2,231
	Rs.	19,458	Rs.	12,858	Rs.	6,411
Deferred taxes
Domestic	Rs.	968	Rs.	3,891	Rs.	2,165
Foreign		(4,240)		(1,449)		154
	Rs.	(3,272)	Rs.	2,442	Rs.	2,319
Tax expense, net	Rs.	16,186	Rs.	15,300	Rs.	8,730

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

25.  Income taxes (continued)

b.
Income tax expense/(benefit) recognized directly in
other comprehensive (loss)/ income

Income tax expense/(benefit) recognized directly in
other comprehensive (loss)/income
 consists of the following:

	For the Year Ended March 31,
	2024		2023		2022
Tax effect on changes in fair value of other investments	Rs.	-	Rs.	-	Rs.	(293)
Tax effect on effective portion of change in fair value of cash flow hedges		(117)		(354)		288
Tax effect on foreign currency translation differences		-		48		-
Tax effect on actuarial gains/losses on defined benefit obligations		(4)		69		(12)
	Rs.	(121)	Rs.	(237)	Rs.	(17)

c.
Reconciliation of effective tax rate

The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2024, 2023 and 2022:

	For the Year Ended March 31,
	2024		2023		2022
Profit before income taxes	Rs.	71,870	Rs.	60,367	Rs.	32,298
Enacted tax rate in India		25.17%		34.94%		34.94%
Computed expected tax expense	Rs.	18,090	Rs.	21,092	Rs.	11,285
Effect of:
Differences between Indian and foreign tax rates	Rs.	(749)	Rs.	(3,807)	Rs.	(427)
Unrecognized deferred tax assets/(recognition of previously unrecognized deferred tax assets, net)		(817)		(757)		97
Expenses not deductible for tax purposes		612		201		208
Income exempt from income taxes		(39)		(769)		(1,619)
Foreign exchange differences		(89)		(204)		(55)
Tax expense on distributed/undistributed earnings of subsidiary outside India		-		-		(220)
Income from sale of capital assets		(48)		(602)		(305)
Others		(774)		146		(234)
Income tax expense/(benefit)	Rs.	16,186	Rs.	15,300	Rs.	8,730
Effective tax rate		23%		25%		27%

The Company’s effective tax rate for the year ended March 31, 2024, was lower as compared to the year ended March 31, 2023. This reduction was primarily on account of a decrease in the corporate income tax rate of the parent company as a result of the adoption of the corporate tax rate under section 115BAA of the Income Tax Act of India
. Also, the tax expense/(benefit), net recorded for the year ended March 31, 2024, include certain credits and reversals arising on account of resolution/conclusion of tax matters pertaining to past assessment years.
However, the impact of such decrease in the corporate income tax rate was partially offset by the following factors:

(a)
changes in the jurisdictional mix of earnings (i.e., an increase in the proportion of the Company’s profits coming from higher tax jurisdictions and a decrease in the proportion of profits from lower tax jurisdictions) for the year ended March 31, 2024, as compared to the year ended March 31, 2023;

(b)	the C ompany had higher income from sale of capital assets in the year ended March 31, 2023 which was taxed at a lower rate compared to the corporate tax rate ; and
(c)
during
 the year ended March 31, 2023, the parent company was eligible to claim certain tax deductions for income generated from its units located in special zones, which deductions were not available during the year ended March 31, 2024.

Overall, while the adoption of the new corporate tax rate contributed towards a reduction in the Company's effective tax rate, various factors as described above played a role in partially offsetting this impact for the period ended March 31, 2024.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

25.   Income taxes (continued)

The Company has considered the impact of tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the years ended March 31, 2024 and 2023.

d. Unrecognized deferred tax assets

The details of unrecognized deferred tax assets are summarized below:

	As of March 31,
	2024		2023
Deductible temporary differences, net	Rs.	225	Rs.	293
Operating tax loss carry-forward		3,393		4,074
	Rs.	3,618	Rs.	4,367

During the year ended March 31, 2024
 and March 31, 2023
,
the Company recognized deferred tax assets on certain operating tax losses, primarily pertaining to Dr. Reddy’s Laboratories SA, Switzerland, to the extent
 the Company believes
based on forecasted revenues and profits,
that it is probable there will be available taxable profits against which such tax losses can be utilized.

Deferred tax liability is not provided on undistributed earnings of Rs.39,949 and Rs.30,429 as of March 31, 2024 and 2023, respectively of subsidiaries and joint ventures
, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all of the accumulated undistributed earnings of subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its subsidiaries.

e.
Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	As of March 31,				As of March 31,
	2024				2023
Deferred tax assets/(liabilities):	Asset		Liability		Asset		Liability
Inventories	Rs.	4,394	Rs.	(22)	Rs.	3,390	Rs.	(27)
Trade and other receivables		5,815		-		2,818		(10)
Operating/other tax loss carry-forward		2,398		-		2,086		-
Other current assets and other current liabilities, net		747		(102)		971		(36)
Lease liabilities		854		-		539		-
Property, plant and equipment		690		(4,311)		950		(4,201)
Right of use asset		-		(750)		-		(427)
Other intangible assets		195		(93)		249		(111)
Others		833		(783)		571		(399)
Tax assets/(liabilities)		15,926		(6,061)		11,574		(5,211)
Set-off of taxes		(5,152)		5,152		(4,378)		4,378
Net tax assets/(liabilities)	Rs.	10,774	Rs.	(909)	Rs.	7,196	Rs.	(833)

In
assessing whether the deferred tax assets will be realized, management considers whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets and tax loss carry-forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of those recognized deductible differences and tax loss carry-forwards. Recoverability of deferred tax assets is based on estimates of future taxable income. Any changes in such future taxable income would impact the recoverability of deferred tax assets.

Operating loss carry-forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 202
5
 through 2040.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

25.  Income taxes (continued)

f.
Movement in deferred tax assets and liabilities during the years ended March 31, 2024 and

2023
.

	As of March 31, 2023		Recognized in income statement		Recognized in OCI		As of March 31, 2024
Deferred tax assets/(liabilities):
Inventories	Rs.	3,363	Rs.	1,009	Rs.	-	Rs.	4,372
Trade and other receivables		2,808		3,007		-		5,815
Operating/other tax loss carry-forward		2,086		312		-		2,398
Other current assets and other current liabilities, net		935		(290)		-		645
Lease l iabilities		539		315		-		854
R ight of use a sset		(427)		(323)		-		(750)
Property, plant and equipment		(3,251)		(370)		-		(3,621)
Other intangible assets		138		(36)		-		102
Others		172		(243)		121		50
Net deferred tax assets	Rs.	6,363	Rs.	3,381	Rs.	121	Rs.	9,865

The details of movement in deferred tax assets and liabilities are summarized below:

	As of March 31, 2022		Recognized in income statement		Recognized in OCI		As of March 31, 2023
Deferred tax assets/(liabilities):
Inventories	Rs.	3,197	Rs.	166	Rs.	-	Rs.	3,363
Minimum Alternate Tax		3,929		(3,929)		-		-
Trade and other receivables		710		2,098		-		2,808
Operating/other tax loss carry-forward		2,053		33		-		2,086
Other current assets and other current liabilities, net		1,546		(611)		-		935
Lease l iabilities		667		(128)		-		539
R ight of u se a sset		(554)		127		-		(427)
Property, plant and equipment		(3,413)		162		-		(3,251)
Other intangible assets		34		104		-		138
Others		(25)		(40)		237		172
Net deferred tax assets	Rs.	8,144	Rs.	(2,018)	Rs.	237	Rs.	6,363

The amounts recognized in the consolidated income statement for the years ended March 31, 2024 and 2023 include Rs.109 and Rs.424, respectively, which represent exchange differences arising due to foreign currency translations.

g. Uncertain tax positions
 – Tax litigations

The Company is contesting various disallowances by the Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by tax authorities is Rs.2,965 and Rs.3,384 as of March 31, 2024 and 2023, respectively. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2024.

h.
The amount of Rs.2,687 in Current tax assets for the comparative year ending March 31, 2023, has been re classed to Non-current tax assets to comply with the presentation requirements in the consolidated statements of financial position and better represent the expected recovery of such assets.

i
.
Assessment of exposure to Pillar Two rules

Legislation to implement the Pillar Two model rules of the OECD has been enacted or substantively enacted in certain jurisdictions where the
C
ompany operates. The legislation will be effective for the Company’s reporting
year beginning April
 1
, 2024. The Company is
with
in
 the
scope of the enacted or substantively enacted legislation.

The
 Company’s
assessment of the potential exposure to Pillar Two income taxes is based on the most recent country-by-country reporting, income tax returns and financial statements
o
f the constituent entities
with
in the
Company
.

Based on the assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the Company operates are above 15%
, and thus Pillar Two income taxes would not apply. However, there are a limited number of jurisdictions where the transitional safe harbour relief does not apply, and the Pillar Two effective tax rate is lower than
15%
.
The Company does not expect a material exposure to Pillar Two income taxes in those jurisdictions.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

26.
Nature of Expense

The following table shows supplemental information related to certain “nature of expense” items for the years
ended March 31, 2024, 2023 and 2022:

Employee benefits	For the Year Ended March 31,
	2024		2023		2022
Cost of revenues	Rs.	15,101	Rs.	13,571	Rs.	11,594
Selling, general and administrative expenses		29,235		27,505		22,486
Research and development expenses		5,964		5,389		4,778
	Rs.	50,300	Rs.	46,465	Rs.	38,858

	For the Year Ended March 31,
Depreciation	2024		2023		2022
Cost of revenues	Rs.	6,742	Rs.	6,111	Rs.	5,627
Selling, general and administrative expenses		1,707		1,511		1,476
Research and development expenses		1,127		993		1,049
	Rs.	9,576	Rs.	8,615	Rs.	8,152

	For the Year Ended March 31,
Amortization	2024		2023		2022
Cost of revenues	Rs.	-	Rs.	-	Rs.	-
Selling, general and administrative expenses		5,220		3,997		3,651
Research and development expenses		45		24		21
	Rs.	5,265	Rs.	4,021	Rs.	3,672

In addition, for details relating to costs of material consumed, refer to Note 10 of these consolidated financial statements.

2
7
.

Employee benefits

Total employee benefits expenses, including share-based payments, incurred during the years ended March 31, 2024, 2023 and 2022 amounted to Rs.50,300, Rs.46,465 and Rs.38,858, respectively.

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the parent company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund.

The components of gratuity cost recognized in the income statement for the years ended March 31, 2024, 2023 and 2022 consist of the following:

	For the Year Ended March 31,
	2024		2023		2022
Current service cost	Rs.	389	Rs.	364	Rs.	328
Interest on defined benefit liability		(7)		30		33
Past service cost		-		17		-
Gratuity cost recognized in income statement	Rs.	382	Rs.	411	Rs.	361

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2024		2023
Present value of funded obligations	Rs.	3,404	Rs.	3,076
Fair value of plan assets		(3,064)		(3,093)
Net defined benefit liability/(asset) r e c og n i z e d	Rs.	340	Rs.	(17)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27.  Employee benefits (continued)

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2024		2023
D e f i n e d b e n e f i t o b l i g a t i ons a t t he b e g i nn i ng of t he y e a r	Rs.	3,076	Rs.	2,894
Current s e r v i c e c o s t		389		364
In t e r e s t on defined obligations		206		171
Past service cost		-		17
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		(154)		(61)
Actuarial loss/(gain) due to demographic assumptions		47		(32)
Actuarial loss/(gain) due to experience changes		98		67
B e n e f it s p a i d		(249)		(344)
Liabilities assumed/(transferred) (1)		(9)		0 (2)
D e f i n e d b e n e f i t o b l i g a t i ons a t t he e nd o f t he y e a r	Rs.	3,404	Rs.	3,076

(1)	Liabilities assumed/(transferred):
•
During the year ended March 31, 2024, an amount of Rs.9 (rounded to the nearest million) represents the transfer of liabilities on account of transfer of employees between the parent company and its subsidiaries.

•
During the year ended March 31, 2023, an amount of Rs.0 (rounded to the nearest million) represents the transfer of liabilities on account of transfer of employees between the parent company and its subsidiaries.

(2)	Rounded to the nearest million.

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2 024		2023
Fair value of plan assets at the beginning of the year	Rs.	3,093	Rs.	2,350
Employer contributions		-		885
Interest on plan assets		213		141
Re-measurements due to:
Return on plan assets excluding interest on plan assets		16		62
Benefits paid		(249)		(344)
Assets transferred (1)		(9)		(1)
Plan assets at the end of the year	Rs.	3,064	Rs.	3,093

(1)	Assets transferred:
•	During the year ended March 31, 2024, an amount of Rs.(9) represents the transfer of plan assets on account of the transfer of employees between the parent company and its subsidiaries.
•	During the year ended March 31, 2023, an amount of Rs.(1) represents the transfer of plan assets on account of the transfer of employees between the parent company and its subsidiaries.

Sensitivity Analysis:

As of March 31, 2024
Defined benefit obligation without effect of projected salary growth	2,225
Add: Effect of salary growth	1,179
Defined benefit obligation with projected salary growth	3,404
Defined benefit obligation, using salary growth rate plus 50 basis points	3,506
Defined benefit obligation, using salary growth rate minus 50 basis points	3,306
Defined benefit obligation, using discount rate minus 50 basis points	3,507
Defined benefit obligation, using discount rate plus 50 basis points	3,306

Summary of the actuarial assumptions:
The actuarial assumptions used in accounting for the Gratuity plan are as follows:

	For the Year Ended March 31,
	2024	2023	2022
Discount rate	7.15%	7.30%	6.45%
Rate of compensation increase	8.10%	9.00%	8.50%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27.  Employee benefits (continued)

Disaggregation of plan assets:
The Gratuity Plan’s weighted-average asset allocation as of March 31, 2024 and 2023, by asset category, was as follows:

	As of March 31,
	2024	2023
Funds managed by insurers	100%	100%

The expected future cash flows in respect of gratuity as of March 31, 2024 were as follows:

Expected contribution	Amount
During the year ended March 31, 2025 (estimated)	Rs.	-

Expected future benefit payments
March 31, 2026		509
March 31, 2027		476
March 31, 2028		460
March 31, 2029		437
March 31, 2030		426
Thereafter		3,373

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

The components of net pension cost recognized in the income statement for the years ended March 31, 2024, 2023 and 2022 consist of the following:

	For the Year Ended March 31,
	2024		2023		2022
Current service cost	Rs.	16	Rs.	15	Rs.	16
Interest on defined benefit liability		3		4		10
Total cost recognized in income statement	Rs.	19	Rs.	19	Rs.	26

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2024		2023
P r e s e nt v a l ue of funded ob l i g a t i ons	Rs.	348	Rs.	291
F a i r v a l ue of p l a n a ss e t s		(331)		(248)
Net defined benefit liability r e c og n i z e d	Rs.	17	Rs.	43

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2024		2023
D e f i n e d b e n e f i t o b l i g a t i ons a t t he b e g i nn i ng of t he y e a r	Rs.	291	Rs.	271
Current s e r v i c e c o s t		16		15
In t e r e s t on defined obligations		32		27
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		6		(27)
Actuarial loss/(gain) due to change in demographic		-		(3)
Actuarial loss/(gain) due to experience changes		31		32
B e n e f it s p a i d		(62)		(74)
Foreign exchanges differences		34		50
D e f i n e d b e n e f i t o b l i g a t i ons a t t he e nd o f t he y e a r	Rs.	348	Rs.	291

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27.  Employee benefits (continued)

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2024		2023
Fair value of plan assets at the beginning of the year	Rs.	248	Rs.	215
Employer contributions		85		74
Interest on plan assets		30		23
Re-measurements due to:
Return on plan assets excluding interest on plan assets		1		(32)
Benefits paid		(62)		(74)
Foreign exchanges differences		30		42
Plan assets at the end of the year	Rs.	331	Rs.	248

Sensitivity Analysis:

As of March 31, 2024
Defined benefit obligation without effect of projected salary growth	249
Add: Effect of salary growth	99
Defined benefit obligation with projected salary growth	348
Defined benefit obligation, using salary growth rate plus 50 basis points	362
Defined benefit obligation, using salary growth rate minus 50 basis points	335
Defined benefit obligation, using discount rate minus 50 basis points	361
Defined benefit obligation, using discount rate plus 50 basis points	335

Summary of the actuarial assumptions:
The actuarial assumptions used in accounting for the Falcon defined benefit plans are as follows:

The assumptions used to determine benefit obligations:

	For the Year Ended March 31,
	2024	2023	2022
Discount rate	10.25%	10.50%	9.25%
Rate of compensation increase	4.50%	4.50%	4.50%

Disaggregation of plan assets:
The Falcon pension plan’s weighted-average asset allocation as of March 31, 2024 and 2023, by asset category, was as follows:

	As of March 31,
	2024	2023
Funds managed by insurers	50%	50%
Others	50%	50%

The expected future cash flows in respect of post-employment benefit plans in Mexico as of March 31, 2023 were as follows:

Expected contribution	Amount
During the year ended March 31, 2025 (estimated)	Rs.	-

Expected future benefit payments
March 31, 2026		6
March 31, 2027		11
March 31, 2028		19
March 31, 2029		26
March 31, 2030		36
Thereafter		798

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.1,316, Rs.1,142 and Rs.1,013 to the provident fund plan during the years ended March 31, 2024, 2023 and 2022, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27.  Employee benefits (continued)

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.133, Rs.127 and Rs.83 to the superannuation plan during the years ended March 31, 2024, 2023 and 2022, respectively.

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed Rs.225, Rs.171 and Rs.131 to the 401(k) retirement savings plan during the years ended March 31, 2024, 2023 and 2022, respectively. The Company has no further obligations under the plan beyond its monthly matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.251, Rs.214 and Rs.166 to the National Insurance during the years ended March 31, 2024, 2023 and 2022, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,205 and Rs.1,059 as of March 31, 2024 and 2023, respectively.

28.

Share-based payments

Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, “eligible employees”). The Nomination, Governance and Compensation Committee of the Board of the parent company (the “Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one
and four years and generally have a maximum contractual term of five years from
the
vesting date
.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28.  Share-based payments (continued)

The term of the DRL 2002 plan was extended for a period of 10 years effective as of January 29, 2012 by the shareholders at the Company’s Annual General Meeting held on July 20, 2012.

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2024 and 2023 is as follows:

Category A — Fair Market Value Options:
There was no stock activity under this category during the years ended March 31, 2024 and 2023, and there were no stock options outstanding under this category as of March 31, 2024 and 2023.

Category B — Par Value Options:
Stock options activity under this category during the years ended March 31, 2024 and 2023 was as set forth in the below table.

	For the Year Ended March 31, 2024
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	152,336	Rs.	5.00	Rs.	5.00	65
Expired/forfeited during the year	(9,590)		5.00		5.00	-
Exercised during the year	(42,537)		5.00		5.00	-
Outstanding at the end of the year	100,209	Rs.	5.00	Rs.	5.00	55
Exercisable at the end of the year	52,106	Rs.	5.00	Rs.	5.00	43

	For the Year Ended March 31, 2023
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	207,175	Rs.	5.00	Rs.	5.00	74
Expired/forfeited during the year	(14,476)		5.00		5.00	-
Exercised during the year	(40,363)		5.00		5.00	-
Outstanding at the end of the year	152,336	Rs.	5.00	Rs.	5.00	65
Exercisable at the end of the year	27,094	Rs.	5.00	Rs.	5.00	41

The weighted average share price on the date of allotment of options during the years ended March 31, 2024 and 2023 was Rs.5,233 and Rs.4,246 per share, respectively.

Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”)

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 Plan vest in periods ranging between one
and four years and generally have a maximum contractual term of five years from vesting date
.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28.  Share-based payments (continued)

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended March 31, 2024 and 2023 was as follows:

	For the Year Ended March 31, 2024
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	356,181	Rs.1,982.00 to Rs.5,301.00	3,108.24	54
Granted during the year	81,009	4,907.00 to 5,856.00	4,933.11	96
Expired/forfeited during the year	(9,596)	3,679.00 to 5,301.00	4,281.78	-
Exercised during the year	(211,510)	1,982.00 to 3,679.00	2,611.73	-
Outstanding at the end of the year	216,084	Rs.2,607.00 to Rs.5,856.00	4,226.26	72
Exercisable at the end of the year	24,723	Rs.2,607.00 to Rs.5,301.00	3,545.36	37

	For the Year Ended March 31, 2023
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	266,214	Rs.1,982.00 to Rs.5,301.00	Rs.	2,823.04	56
Granted during the year	94,302	3,905.80		3,905.80	96
Exercised during the year	(4,335)	2,607.00 to 3,679.00		2,948.77	-
Outstanding at the end of the year	356,181	Rs.1,982.00 to Rs.5,301.00		3,108.24	54
Exercisable at the end of the year	198,181	Rs.1,982.00 to Rs.5,301.00	Rs.	2,574.27	36

The weighted average grant date fair value of options granted during the years ended March 31, 2024 and 2023 was Rs.1,811 and Rs.1,497 per option, respectively. The weighted average share prices on the date of allotment of options during the years ended March 31, 2024 and 2023 was Rs.5,670 and Rs.4,302 per share, respectively.

	For the Year Ended March 31, 2024
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	100,896	Rs.	5.00	Rs.	5.00	68
Expired/forfeited during the year	(4,038)		5.00		5.00	-
Exercised during the year	(36,343)		5.00		5.00	-
Outstanding at the end of the year	60,515		5.00		5.00	61
Exercisable at the end of the year	14,193		5.00		5.00	36

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28.  Share-based payments (continued)

	For the Year Ended March 31, 2023
Category B — Par Value Options	Shares arising out of options		Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	147,015		Rs.	5.00	Rs.	5.00	68
Granted during the year	51,270			5.00		5.00	95
Expired/forfeited during the year	(40,060	)*		5.00		5.00	-
Exercised during the year	(57,329)			5.00		5.00	-
Outstanding at the end of the year	100,896		Rs.	5.00	Rs.	5.00	68
Exercisable at the end of the year	12,467		Rs.	5.00	Rs.	5.00	39

*	Pursuant to approval by the Nomination, Governance and Compensation Committee, 37,268 granted options were cancelled on October 27, 2022.

The weighted average grant date fair value of options granted during the years ended March 31, 2024 and 2023 was Rs.0 and Rs.4,224, respectively. The weighted average share price on the date of allotment of options during the years ended March 31, 2024 and 2023 was Rs.5,505 and Rs.4,331 per share, respectively.

Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”)

The Company instituted the DRL 2018 Plan for all eligible employees pursuant to the special resolution approved by the shareholders at the Annual General Meeting held on July 27, 2018. The DRL 2018 Plan covers all employees and directors (excluding independent and promoter directors) of the parent company and its subsidiaries (collectively, “eligible employees”). Upon the exercise of options granted under the DRL 2018 Plan, the applicable equity shares may be issued directly by the Company to the eligible employee or may be transferred from the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) to the eligible employee. The ESOS Trust may acquire such equity shares through primary issuances by the Company and/or by way of secondary market acquisitions funded through loans from the Company. The Nomination, Governance and Compensation Committee of the Board of the parent company (the “Compensation Committee”) administers the DRL 2018 Plan and grants stock options to eligible employees, but may delegate functions and powers relating to the administration of the DRL 2018 Plan to the ESOS Trust. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2018 Plan vest in periods ranging between the end of one
and five years, and generally have a maximum contractual term of five years from vesting date
.

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

The outstanding shares purchased from secondary market as of March 31, 2024 and 2023, are 289,791 and 371,144 shares for an aggregate consideration of Rs.991 and Rs.1,269, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28.  Share-based payments (continued)
Stock option activity under the DRL 2018 Plan during the years ended March 31, 2024 and 2023 was as follows:

	For the Year Ended March 31, 2024
Fair Market Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	366,877		Rs. 2,607.00 to Rs. 5,301.00	Rs.	3,574.91	69
Granted during the year	161,908		4,907.00 to 5,514.00		4,934.54	96
Expired/forfeited during the year	(29,979)		2,607.00 to 5,301.00		3,953.20	-
Exercised during the year	(81,353)		2,607.00 to 5,301.00		3,118.47	-
Outstanding at the end of the year	417,453	Rs.	2,607.00 to 5,514.00	Rs.	4,164.02	70
Exercisable at the end of the year	77,222	Rs.	2,607.00 to 5,301.00	Rs.	3,168.59	36

	For the Year Ended March 31, 2023
Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	251,035	Rs.2,607.00 to Rs.5,301.00	Rs.	3,170.57	64
Granted during the year	189,289	3,905.80 to 4,338.00		3,931.91	95
Expired/forfeited during the year	(24,152)	2,607.00 to 5,310.00		3,510.83	-
Exercised during the year	(49,295)	2,607.00 to 3,679.00		2,918.78	-
Outstanding at the end of the year	366,877	Rs.2,607.00 to Rs.5,301.00	Rs.	3,574.91	69
Exercisable at the end of the year	104,920	Rs.2,607.00 to Rs.5,301.00	Rs.	3,002.16	43

The weighted average grant date fair value of options granted during the years ended March 31, 2024 and 2023 was Rs.1,808 and Rs.1,492 per option, respectively. The weighted average share price on the date of allotment of options during the years ended March 31, 2024 and 2023 was Rs.5,425 and Rs.4,388 per share, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

The weighted average inputs used in computing the fair value of options granted were as follows:

	January 29, 2024
Expected volatility		25.15%
Exercise price	Rs.	5,856.00
Option life		4.5 Years
Risk-free interest rate		7.07%
Expected dividends		0.68%
Grant date share price	Rs.	5,843.70

	October 26, 2023		October 26, 2023
Expected volatility		26.12%		25.75%
Exercise price	Rs.	5,514.00	Rs.	5,514.00
Option life		5.0 Years		4.5 Years
Risk-free interest rate		7.39%		7.38%
Expected dividends		0.74%		0.74%
Grant date share price	Rs.	5,421.95	Rs.	5,421.95

	May 9, 2023		May 9, 2023
Expected volatility		27.15%		26.95%
Exercise price	Rs.	4,907.00	Rs.	4,907.00
Option life		5.5 Years		5.0 Years
Risk-free interest rate		7.02%		7.01%
Expected dividends		0.81%		0.81%
Grant date share price	Rs.	4,933.25	Rs.	4,933.25

	January 24, 2023		October 27, 2022		October 27, 2022
Expected volatility		27.73%		26.38%		28.13%
Exercise price	Rs.	4,338.00	Rs.	5.00	Rs.	4,443.00
Option life		5.0 Years		2.75 Years		5.0 Years
Risk-free interest rate		7.21%		7.09%		7.35%
Expected dividends		0.71%		0.67%		0.67%
Grant date share price	Rs.	4,253.00	Rs.	4,491.00	Rs.	4,491.00

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28.  Share-based payments (continued)

	July 27, 2022		July 27, 2022
Expected volatility		28.41%		27.65%
Exercise price	Rs.	4,212.00	Rs.	5.00
Option life		5.0 Years		6.0 Years
Risk-free interest rate		7.13%		6.81%
Expected dividends		0.70%		0.70%
Grant date share price	Rs.	4,260.00	Rs.	4,260.00

	May 19, 2022		May 19, 2022		May 19, 2022
Expected volatility	28.27%		28.28%		28.32%
Exercise price	Rs.	3,906.00	Rs.	3,906.00	Rs.	3,906.00
Option life		5.5 Years		4.5 Years		5.0 Years
Risk-free interest rate		7.24%		7.13%		7.17%
Expected dividends		0.76%		0.76%		0.76%
Grant date share price	Rs.	3,929.00	Rs.	3,929.00	Rs.	3,929.00

Share-based payment expense

	For the Year Ended March 31,
	2024	2023	2022
Equity settled share-based payment expense (1)	Rs.407	Rs.397	Rs.592
Cash settled share-based payment expense (2)	414	247	148
	Rs.821	Rs.644	Rs.740

(1)

As of March 31, 2024 and 2023, there was Rs.469 and Rs.516, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of
1.69
years and
1.87
years, respectively.

(2)

Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from
1
to
4
years. A category of these awards are also linked to the overall performance of the company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of March 31, 2024 and 2023, there was Rs.453 and Rs.222, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over
a
weighted-average period of
1.81
years and
1.99
years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

29.
Related parties

The Company has entered into transactions with the following related parties:

Enterprises over which key management personnel have control or significant influence

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	AverQ Inc. for professional consulting services;
•	Stamlo Industries Limited for hotel services;
•	Iosynth Labs Private Limited for research and development services; and
•	Araku Originals Private Limited for the purchase of coffee powder.

Joint Venture and Associates

•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods and for research and development services provided and for dividend income received;
•	DRES Energy Private Limited for the purchase of solar power and lease rentals received;
•	O2 Renewable Energy IX Private Limited for an investment;

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

The following is a summary of significant related party transactions:

	For the Year Ended March 31,
	2024		2023		2022
Transactions with enterprises over which KMP have control or significant influence
Contributions towards social development	Rs.	587	Rs.	482	Rs.	230
Catering expenses paid		454		367		319
Research and development services received		214		134		122
Purchase of solar power		123		121		124
Hotel expenses paid		67		35		18
Facility management services paid		46		39		36
Lease rentals paid		37		39		39
Salaries to relatives of key management personnel		15		16		12
Civil works		13		33		52
Lease rentals received		1		1		1
Others		1		5		-
Professional consultancy services paid		-		2		75
Transactions with Joint Venture and Associates
Dividend income received		445		-		-
Research and development services provided		83		62		57
Sale of goods		21		110		21
Investment in associate		12		-		-

The Company had the following amounts due from related parties:

	As of March 31,
	2024		2023
Kunshan Rotam Reddy Pharmaceuticals Company Limited	Rs.	49	Rs.	-
Key management personnel and close members of their families		8		8
Other related parties		-		1

The Company had the following amounts due to related parties:

	As of March 31,
	2024		2023
DRES Energy Private Limited	Rs.	14	Rs.	3
Green Park Hospitality Services Private Limited		4		9
Indus Projects Private Limited		4		3
Stamlo Industries Limited		1		-
Other related parties		1		2

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

29. Related parties (continued)

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable year ended:

	For the Year Ended March 31,
	2024		2023		2022
S a l a r i e s a nd o t h e r b e n e f it s	Rs.	891	Rs.	912	Rs.	627
Co n t r i bu t i ons t o d e f i n e d c on t r i bu t i on p l a ns		36		30		30
Co mm i ss i on t o d i r e c t o r s		416		378		305
S h a r e -b a s e d p a y m e n t s expense		182		194		214
	Rs.	1,525	Rs.	1,514	Rs.	1,176

Some
of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

30.

Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of March 31, 2024 and 2023, respectively were as follows:

		As of March 31, 2024				As of March 31, 2023
	Category	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Amortized cost	Rs.	7,107	Rs.	7,107	Rs.	5,779	Rs.	5,779
Other investments	Refer to Note 8		75,422		75,422		56,678		56,678
Trade and other receivables	Amortized cost		80,298		80,298		72,485		72,485
Derivative financial instruments	FVTPL		169		169		1,232		1,232
Other assets (1)	Amortized cost		3,594		3,594		5,678		5,678
Total		Rs.	166,590	Rs.	166,590	Rs.	141,852	Rs.	141,852
Liabilities:
Trade and other payables	Amortized cost	Rs.	30,919	Rs.	30,919	Rs.	26,444	Rs.	26,444
Derivative financial instrument	FVTPL		468		468		137		137
Long-term borrowings	Amortized cost		7,297		7,297		6,082		6,082
Short-term borrowings	Amortized cost		12,723		12,723		7,390		7,390
Other liabilities and provisions (2)	See below discussion in this Note 30		30,575		30,575		26,210		26,210
Total		Rs.	81,982	Rs.	81,982	Rs.	66,263	Rs.	66,263

(1)

Other assets that are not financial assets (such as receivables from statutory authorities, government incentives receivable, prepaid expenses, advances paid and certain other receivables) of
Rs.20,598 and Rs.15,191 as of March 31, 2024 and 2023, respectively, are not included.

(2)

Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and others) of
Rs.21,735 and Rs.21,623 as of March 31, 2024 and 2023, respectively, are not included.

Other liabilities and provisions includes amount measured at amortized cost of Rs.
30,388
and Rs.
26,023
as of March 31, 2024 and 2023, respectively, and contingent consideration measured at FVTPL of Rs.187 and Rs.187 as of March 31, 2024 and 2023, respectively.

For trade receivables, trade payables, other assets and payables maturing within one year from the reporting date, the carrying amounts approximate fair value due to the short maturity of these instruments.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

30.  Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured
at fair value on a recurring basis as of March 31, 2024:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	40,597	Rs.	-	Rs.	-	Rs.	40,597
FVTPL - Financial asset - Investment in limited liability partnership firm (2)		-		-		644		644
FVTPL - Financial asset - Investments in equity securities		135		-		1		136
FVTPL – Financial asset – Investments in others		-		-		166		166
FVTOCI - Financial asset - Investments in equity securities		249		-		-		249
Derivative financial instruments – net (loss)/gain on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts (1)		-		(299)		-		(299)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring
basis as of March 31, 2023:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	38,180	Rs.	-	Rs.	-	Rs.	38,180
FVTPL - Financial asset - Investment in limited liability partnership firm (2)		-		-		378		378
FVTPL - Financial asset - Investments in equity securities		70		-		1		71
FVTOCI - Financial asset - Investments in equity securities		281		-		-		281
FVTOCI - Financial asset - Investments in market linked debentures		994		-		-		994
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts (1)		-		1,095		-		1,095

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

(2)	Fair value of these instruments is determined based on an independent valuation report, which uses the net asset value method.

As of March 31, 2024 and 2023, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Derivative financial instruments

The Company had a derivative financial asset and derivative financial liability of Rs.169 and Rs.468, respectively, as of March 31, 2024, as compared to derivative financial asset and derivative financial liability of Rs.1,232 and Rs.137, respectively, as of March 31, 2023, towards these derivative financial instruments.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts to hedge highly probable forecast transactions during the applicable year ended:

	For the Year Ended March 31,
	2024		2023		2022
Net (loss)/gain recognized in finance costs in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	Rs.	(9)	Rs.	62	Rs.	245
Net (loss)/gain recognized in OCI in respect of hedges of highly probable forecast transactions. (Net of amounts reclassified from OCI and recognized as component of revenue)		(470)		(905)		883
Net gain/(loss) reclassified from OCI and recognized as component of revenue upon occurrence of forecasted transaction		1,368		(4,375)		525

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.91 as of March 31, 2024, compared to a gain of Rs.379 as of March 31, 2023.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

30.  Financial instruments (continued)

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative
contracts as of March 31, 2024.

Category	Instrument	Currency (1)	Cross Currency (1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	RUB	INR	RUB 1,227	Sell
	Forward contract	U.S.$	INR	U.S.$ 445	Sell
	Forward contract	ZAR	INR	ZAR 133	Sell
	Forward contract	GBP	INR	GBP 17	Sell
	Forward contract	AUD	INR	AUD 7	Sell
	Forward contract	EUR	INR	EUR 5	Sell
	Forward contract	U.S.$	BRL	U.S.$ 6	Buy
	Forward contract	U.S.$	CLP	U.S.$ 3	Buy
	Forward contract	U.S.$	COP	U.S.$ 11	Buy
	Forward contract	U.S.$	RON	U.S.$ 20	Buy
	Forward contract	EUR	U.S.$	EUR 99	Buy
	Forward contract	GBP	U.S.$	GBP 55	Buy
	Forward contract	U.S.$	AUD	U.S.$ 4	Buy
	Option contract	U.S.$	INR	U.S.$ 20	Sell
	Option contract	RUB	U.S.$	RUB 2000	Sell
	Currency Swap	EUR	BRL	EUR 7	Buy
Hedges of highly probable forecast transactions	Forward contract	U.S.$	INR	U.S.$ 11	Sell
	Forward contract	RUB	INR	RUB 1,500	Sell
	Option contract	U.S.$	INR	U.S.$ 903	Sell
	Option contract	RUB	U.S.$	RUB 1,050	Sell

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of
March
31, 2023.

Category	Instrument	Currency (1)	Cross Currency (1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	GBP	INR	GBP 13	Sell
	Forward contract	RUB	INR	RUB 2,614	Sell
	Forward contract	U.S.$	INR	U.S.$ 456	Sell
	Forward contract	U.S.$	MXN	U.S.$ 10	Buy
	Forward contract	ZAR	INR	ZAR 84	Sell
	Forward contract	U.S.$	RON	U.S.$ 21	Buy
	Forward contract	U.S.$	AUD	U.S.$ 4	Buy
	Forward contract	EUR	U.S.$	EUR 65	Buy
	Forward contract	GBP	U.S.$	GBP 52	Buy
	Forward contract	U.S.$	CLP	U.S.$ 3	Buy
	Forward contract	U.S.$	COP	U.S.$ 9	Buy
	Forward contract	U.S.$	BRL	U.S.$ 2	Buy
	Forward contract	EUR	INR	EUR 1	Sell
	Forward contract	CAD	INR	CAD 2	Sell
	Option contract	U.S.$	INR	U.S.$ 45	Sell
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 4	Sell
	Forward contract	RUB	INR	RUB 3,380	Sell
	Forward contract	U.S.$	INR	U.S.$ 172	Sell
	Option contract	RUB	U.S.$	RUB 4,000	Sell
	Option contract	U.S.$	INR	U.S.$ 657	Sell

(1)
“AUD” means Australian dollars, “BRL” means Brazilian reals, “CAD” means Canadian dollars, “COP” means Colombian pesos, “CLP” means Chilean pesos, “EUR” means Euros, “GBP” means U.K. pounds sterling, “INR” means Indian rupees, “MXN” means Mexican pesos, “RON” means Romanian new leus, “RUB” means Russian roubles, “U.S.$” means United States dollars and “ZAR” means South African rands.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

30.  Financial instruments (continued)

The table below summarizes the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

	As of March 31,
	2024		2023
Cash flows in U.S dollars
Not later than one month	Rs.	7,256	Rs.	5,505
Later than one month and not later than three months		14,512		11,011
Later than three months and not later than six months		19,267		16,516
Later than six months and not later than one year		34,279		30,568
	Rs.	75,315	Rs.	63,600
Cash flows in Russian roubles
Not later than one month	Rs.	767	Rs.	560
Later than one month and not later than three months		1,535		1,665
Later than three months and not later than six months		-		4,545
Later than six months and not later than one year		-		1,030
	Rs.	2,302	Rs.	7,800
Cash flows in Australian dollars
Not later than one month	Rs.	-	Rs.	-
Later than one month and not later than three months		-		28
Later than three months and not later than six months		-		55
Later than six months and not later than one year		-		149
	Rs.	-	Rs.	232

Hedges of changes in the interest rates:

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

A net gain/(loss) of Rs.0 for each of the years ended March 31, 2024, 2023 and 2022, representing the changes in the fair value of interest rate swaps used as hedging instrument in a cash flow hedge is recognized in the statement of comprehensive income. For balance interest rate swaps, the changes in fair value (including cross currency interest rate swaps) are recognized as part of the finance costs. Accordingly, the Company has recorded, as part of finance cost, a net (loss)/gain of Rs.(77), Rs.0 and Rs.32 or the years ended March 31, 2024, 2023 and 2022, respectively.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

31.  Financial risk management (continued)

Foreign exchange risk

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Mexican pesos, Ukrainian hryvnias, Euro and Brazilian reals. A significant portion of the Company’s revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company’s revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognized assets and liabilities.

The details in respect of the outstanding foreign exchange forward contracts, option contracts and currency swaps are given in Note 30 to these consolidated financial statements.

In respect of the Company’s forward, option contracts and currency swaps, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

•	a Rs.7,041/(7,269) increase/(decrease) in the Company’s hedging reserve and a Rs.2,203/(2,315) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2024;
•	a Rs.5,902/(5,905) increase/(decrease) in the Company’s hedging reserve and a Rs.3,118/(3,118) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2023; and
•	a Rs.3,169/(2,937) increase/(decrease) in the Company’s hedging reserve and a Rs.5,378/(5,375) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2022.

The following table analyzes foreign currency risk from non-derivative financial instruments as of March 31, 2024:

	U.S. dollars		Euro		Russian roubles		Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	336	Rs.	200	Rs.	70	Rs.	70	Rs.	676
Other investments		415		-		-		-		415
Trade and other receivables		60,435		246		1,161		279		62,121
Other assets		247		5		3		17		272
Total	Rs.	61,433	Rs.	451	Rs.	1,234	Rs.	366	Rs.	63,484
Liabilities:
Trade and other payables	Rs.	10,700	Rs.	2,614	Rs.	468	Rs.	332	Rs.	14,114
Short-term borrowings		-		646		-		-		646
Long-term borrowings		1,165		207		16		78		1,466
Other liabilities and provisions		9,334		-		549		393		10,276
Total	Rs.	21,199	Rs.	3,467	Rs.	1,033	Rs.	803	Rs.	26,502

(1)

Others primarily consists of
Romanian new leus, Chinese yuans (Renminbi), U.K. pounds sterling
and
Japanese yen.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

31.  Financial risk management (continued)

For the years ended March 31, 2024 and 2023, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company’s net profit by Rs.3,698 and Rs.4,007, respectively.

Interest rate risk

As of March 31, 2024, the Company had loans with floating interest rates as follows:

(3)

Rs.2,500 of loans carrying a floating interest rate of the 3 Months T-bill plus 5 bps;
(4)

Rs.4,600 of loans carrying a floating interest rate of the 3 Months T-bill + 10 bps;
(5)

Rs.3,800 of loans carrying a floating interest rate of the 3 Months T-bill + 84 bps;
(6)

Rs.2,302 of loans carrying a floating interest rate of the Key Rate + 253 bps to 276 bps; and
(7)

Rs.2,673 of loans carrying a floating interest rate of TIIE+1.35%.

As of March 31, 2023, the Company had Rs.648 of loans carrying a floating interest rate of CDI+1.2% and Rs.2,414 of loans carrying a floating interest rate of TIIE+1.15%.

For details of the Company’s short-term and long-term loans and borrowings, including interest rate profiles, refer to Note 17 of these consolidated financial statements.

For the years ended March 31, 2024, 2023 and 2022, every 10% increase or decrease in the floating interest rate component applicable to its loans and borrowings would affect the Company’s net profit by Rs.144, Rs.37 and Rs.89, respectively.

The carrying value of the Company’s borrowings, interest component of which was designated in a cash flow hedge, was Rs.0 as of March 31, 2024 and 2023.
The Company’s investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Note that “Key rate” means the key interest rate published by the Central Bank of Russia, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means India Treasury bill.

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
As of March 31, 2024,
the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

31.  Financial risk management (continued)

Details of financial assets – not due, past due and impaired

None of the Company’s cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as of March 31, 2024 and March 31, 2023
. The Company’s credit period for trade and other receivables payable by its customers generally ranges from 20 - 180 days.

The aging of trade and other receivables is given
below
:

	As of March 31,
Particulars	2024		2023
Neither past due nor impaired	Rs.	71,350	Rs.	65,528
Past due
Less than 365 days		8,648		7,092
More than 365 days		412		-
Past due – impaired
Less than 365 days		32		-
More than 365 days		1,307		1,123
	Rs.	81,749	Rs.	73,743
Less : Allowance for credit losses		(1,451)		(1,258)
Total	Rs.	80,298	Rs.	72,485

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

As of March 31, 2024 and 2023, the Company had uncommitted lines of credit from banks of Rs.61,131 and Rs.68,516, respectively.

As of March 31, 2024, the Company had working capital of Rs.152,010, including cash and cash equivalents of Rs.7,107, investments in term deposits with banks, bonds and commercial papers of Rs.33,599 and investments in units of mutual funds of Rs.40,597.

As of March 31, 2023, the Company had working capital of Rs.121,095, including cash and cash equivalents of Rs.5,779, investments in term deposits with banks, bonds, market linked debentures and commercial papers, of Rs.17,739 and investments in units of mutual funds of Rs.38,180.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in Note 17 to these consolidated financial statements) as of March 31, 2024:

Particulars	2025		2026		2027		2028		Thereafter		Total
Trade and other payables	Rs.	30,919	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	30,919
Bank overdraft, short-term borrowings		12,723		-		-		-		-		12,723
Derivative financial instruments		468		-		-		-		-		468
Other liabilities and provisions		29,747		-		-		-		828		30,575

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in Note 17 to these consolidated financial statements) as of March 31, 2023:

Particulars	2024		2025		2026		2027		Thereafter		Total
Trade and other payables	Rs.	26,444	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	26,444
Bank overdraft, short-term borrowings		7,390		-		-		-		-		7,390
Derivative financial instruments		137		-		-		-		-		137
Other liabilities and provisions		25,394		-		-		-		816		26,210

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32.
Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, assesses the need to make a provision or
discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

Product and patent related matters

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32.
Contingencies
(continued)

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the “DPCO”), the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favour of the Company; however
,
it subsequently dismissed the case in April 2004.

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

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believed strengthened its defence against the demand.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
In addition, the Company have filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as “specified products” as per DPCO 1995 and the related Demand Notices issued thereunder. The matters are tagged along with the Norfloxacin matter and have been adjourned to
July 19
, 2024 for hearing.

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

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of Rs.776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit Rs.100 and furnish a bank guarantee for Rs.676. Pursuant to the order, the Company deposited Rs.100 on September 13, 2017 and submitted a bank guarantee of Rs.676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to July 31, 2024 for hearing.

Based on its best estimate, the Company has recorded a

cumulative p
rovision of Rs.437
(Rs.395 up

to March 31, 2023)
under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32. Contingencies (continued)

Other product and patent related matters

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were “similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats.” See
https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs
. On April 1, 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately. See https://www.fda.gov/news-events/press-announcements/fda-requests-removal-all-ranitidine-products-zantac-market.
Individual federal court personal injury lawsuits, as well as various class actions, were transferred to the In re Zantac (Ranitidine) Products Liability Litigation Multidistrict Litigation in the Southern District of Florida, MDL-2924 (“MDL-2924”). The Company and/or one or more of its U.S. subsidiaries have been named as a defendant in over 3,275 lawsuits in MDL-2924.  Approximately 3,000 of those cases have been filed since the MDL-2924 Court’s Daubert ruling which triggered a deadline for filings by claimants in the census registry who agreed to file their lawsuits in federal court. The census registry established in MDL-2924 included tens of thousands of claimants who did not file complaints but preserved claims against the many pharmaceutical manufacturer, distributor and retailer defendants in MDL-2924. In August of 2022, the defendants exited all registry plaintiffs alleging non-designated cancers (i.e. types of cancers that are not being pursued by plaintiffs’ leadership in the MDL-2924) and all registry plaintiffs alleging designated cancers who did not commit to filing a complaint in federal court.  As a result, state court filings commenced. MDL-2924 also involves a proposed nationwide consumer class action and a proposed nationwide class action for medical monitoring. A third-party payor class action was dismissed without prejudice. On November 7, 2022, that dismissal was affirmed by the U.S. Court of Appeals for the Eleventh Circuit.
On December 31, 2020, the MDL-2924 Court ruled on multiple motions to dismiss in MDL-2924 and granted the generic manufacturers’ (the Company is a generic manufacturer) motion to dismiss based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. Plaintiffs filed their amended complaints and the defendants, including the Company, filed motions to dismiss seeking dismissal of all claims against them on March 24, 2021. On July 8, 2021, the Court dismissed all claims, including the proposed nationwide consumer class action and proposed nationwide class action for medical monitoring, against the Company and other generic manufacturers with prejudice based on federal preemption. The MDL-2924 Court’s dismissal decisions have been piecemeal appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit, resulting in at least five rounds of appeals. Motions to dismiss rounds two and three of plaintiffs’ appeals were filed, but no merits briefing or oral argument occurred. In addition, rounds two and three of plaintiffs’ appeals were stayed in light of three separate bankruptcy proceedings involving co-defendants Par Pharmaceuticals (a subsidiary of Endo), Lannett Co. and Rite Aid.
While the generic manufacturer defendants were previously dismissed with prejudice from MDL-2924 on federal preemption grounds, the brand manufacturer defendants were not dismissed, and therefore continued to litigate. Following substantial briefing and argument, on December 6, 2022, the MDL-2924 Court entered an Omnibus Order on All Pending Daubert Motions and Defendants’ Summary Judgment Motion. In so doing, the Court granted brand defendants’ motions to exclude plaintiffs’ expert witnesses and entered summary judgment in favor of the brand defendants as to all claims involving bladder, esophageal, gastric, liver, and pancreatic cancers (the “designated cancers”). The MDL-2924 Court then set a deadline of April 12, 2023 for plaintiffs to identify whether they plan to provide general causation expert reports as to any non-designated cancers. On July 14, 2023, the MDL-2924 Court entered an Order dismissing all non-designated cancer cases with prejudice as to all defendants (including generics) based on plaintiffs’ failure to comply with prior Court Orders regarding the disclosure of experts. In addition, the MDL-2924 Court issued an order to show cause why summary judgment should not be entered for designated cancers as to all defendants and an order to show cause why summary judgment should not be entered against all plaintiffs for designated cancers, regardless of the date the case was filed. Briefing on the show cause orders took place in April and May of 2023. On May 15, 2023, the MDL-2924 Court issued an order entering summary judgment pursuant to rule 56(f), granting summary judgment on the basis of Daubert as to all defendants (including generics) in all cases alleging designated cancers filed before May 5, 2023. The MDL-2924 Court also issued a Third Order to Show Cause pertaining to the economic class action complaint, and dismissed all economic loss class action cases on July 26, 2023 for lack of standing. Since the MDL-2924 Court’s Daubert decision, more than a thousand plaintiffs have filed Notices of Appeal. The MDL-2924 Court issued an indicative ruling, finding that, if the United States Court of Appeals for the 11th Circuit (the “11th Circuit”) returns jurisdiction to the MDL-2924 District Court, it would grant summary judgment in favor of the generic defendants based on Daubert as to the designated cancers. In light of the indicative ruling, the non-brand defendants asked the 11th Circuit to remand the pending appeals back to the MDL-2924 Court, and the plaintiffs opposed. On September 8, 2023, the 11th Circuit severed the bankrupt defendant Par Pharmaceuticals and remanded all appeals of cases naming brands and generics (“mixed-use cases”) in the second, third, and fourth round of appeals back to the MDL-2924 Court. On September 26, 2023, the MDL-2924 Court entered Rule 58 judgment in favor of all defendants (excluding severed bankrupt defendant Par Pharmaceuticals) as to all designated cancer cases. The Court ordered further briefing regarding entry of final judgment in non-designated cancer cases that were on appeal but now have been remanded. On November 14, 2023, the MDL-2924 Court entered Rule 58 judgment in favor of all non-brand defendants (except for bankrupt Par), in non-designated cancer cases that had been appealed and remanded following the indicative ruling. The 11th Circuit consolidated another set of appeals, representing a fifth round, under lead plaintiff Townsend.  So far, the fifth round involves mostly brand-only cases along with a limited number of mixed-use cases.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32.
Contingencies
(continued)

Other product and patent related matters (continued)

Ranitidine recall and litigation (continued)

The defendants have not yet moved to remand the

mixed-use case appeals lead plaintiff Townsend. On December 26, 2023, the 11th Circuit consolidated the appeals arising from the MDL-2924 for disposition before the same panel. The Court ordered the parties to brief generic preemption separately, but on the same schedule with all the other issues on appeal.
Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserted claims of statutory and common law public nuisance and negligence against the Company. The Company joined in an effort to transfer the case from the Santa Fe County Court to MDL-2924, but the case was remanded by the MDL-2924 Court to the Santa Fe County Court. Plaintiff filed an amended complaint on April 16, 2021. The defendants’ motions to dismiss, including the Company’s federal preemption motion to dismiss, were denied. The case is currently in the discovery stage. Trial has been scheduled on or after September 15, 2025
, however the parties filed a joint motion, not yet adjudicated, to continue scheduling order deadlines, including the September 15, 2025 trial date
. In November 2020, the City of Baltimore filed a similar action against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserted public nuisance and negligence claims against the Company. The City of Baltimore action also was transferred to MDL-2924 and subsequently was remanded to the Circuit Court of Maryland. The City of Baltimore filed an amended complaint, which the defendants moved to dismiss. The Company’s federal preemption motion to dismiss was granted in February 2022 and it is not currently a defendant in the case. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health (“CFEH”) in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products. The Company and other defendants filed demurrers (motions to dismiss) in the case, and on May 7, 2021 the Court granted the generic manufacturer defendants’ demurrers without leave to amend the pleadings. CFEH appealed that decision and appellate briefing is completed. Oral argument took place on March 1, 2023. On March 9, 2023, the appellate court affirmed dismissal of the generic manufacturer defendants. The plaintiff sought appellate review from the California Supreme Court. On June 21, 2023, the Supreme Court of California denied plaintiff’s petition for review and plaintiff’s request for depublication of the appellate court’s decision.
As mentioned, a large number of claimants were exited from the MDL-2924 census registry by the defendants. As a result, more than 360 plaintiffs have filed suit against the Company in California, Illinois, New Jersey, New York, and Pennsylvania state courts. Generally, they allege, among other things, failure to warn, design defect and negligence. More state court filings could follow. The California cases were filed in Alameda County and will be transferred to the existing Judicial Council Coordination Proceedings (“JCCP”) (which has been pending for years with respect to the brand defendants). A Master Complaint was filed in the JCCP on September 29, 2023. It does not name generics. Approximately 213 Short Form Complaints were filed in December 2023. An omnibus preemption demurrer was filed on February 23, 2024, and on April 23, 2024 the JCCP Court sustained the demurrer of the generic defendants with leave to amend. The Illinois cases have been filed in Madison, St. Clair, and Cook Counties and have been consolidated for pretrial purposes in Cook County. On August 17, 2023, the judge presiding over the consolidated state court proceedings granted the generics’ motion to dismiss all claims in the Master Complaint with prejudice based on federal preemption. The Pennsylvania cases were filed in Philadelphia County and consolidated in the Philadelphia Complex Litigation Center. The Philadelphia Court granted the generic defendants’ motion to dismiss based on preemption as to all claims in the Generic Long Form Complaint asserted under Pennsylvania law for design defect and failure to warn. In January 2024, five Short Form Complaints naming the Company were filed and three remain pending. Generic defendants filed preliminary objections as to the Short Form Complaints, and are awaiting plaintiffs’ response. Oral argument as to the generic defendants’ preliminary objections is scheduled for June 25, 2024.The New York cases were filed in New York and Suffolk Counties, and consolidated in New York County, but were voluntarily dismissed as to the generic defendants on July 21, 2023. The New Jersey cases were filed in Middlesex County, but were voluntarily dismissed as to the generic defendants on March 23, 2023.
The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time.
Accordingly, no provision was made in these consolidated financial statements.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada
On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate
Sections 45 and 46
of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company’s U.S. and Canadian subsidiaries on January 15, 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs. On June 1, 2023, Plaintiffs served and filed a Motion Record for Certification of the proposed class action.  In December 2023 Plaintiffs’ counsel advised that they intend to further amend their Second Fresh as Amended Statement of Claim to clarify the proposed class. The Plaintiffs’ further amended claim has not yet been delivered.
The certification motion hearing has been set by the court for five days in the week of May 12, 2025.  The deadline for the Company’s responding evidence to the certification motion has been agreed upon between the parties as July 5, 2024, subject to court approval.
196

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32.
Contingencies
(continued)

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada (continued)

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

United States Antitrust Multi-District Litigations
Since November 2016, the
Generic Drug Price Fixing Antitrust Multi-District Litigation
, MDL 2724 (the “MDL 2724”) has been pending in the United States District Court in Philadelphia, Pennsylvania. A multi-district litigation or MDL is a U.S. legal proceeding in which all cases relating to the same subject and claims filed anywhere in the United States are sent and consolidated into one legal proceeding in a single U.S. court for purposes of all pretrial activities, such as discovery (including document production and depositions), motions and other legal proceedings. These legal proceedings are administered on a joint or consolidated basis up until trial and then, when all pretrial proceedings have been concluded, cases are sent back to the courts where they were originally filed (if not originally filed in the MDL District) for trial purposes.

All cases filed in the MDL 2724 encompass claims that certain generic drug manufacturers/sellers in the United States (and certain named individual defendants) engaged in a conspiracy, beginning approximately in the year 2009, to agree on the prices at which each generic drug would be sold, and also on the market shares and customers that each manufacturer would have for a generic drug. They include alleged violations of federal antitrust laws and of state consumer protection and antitrust laws of numerous jurisdictions, as well as claims of unjust enrichment.
As of the date of this report, there are approximately 250 plaintiffs having filed a total of 206 cases. The claims in all the cases encompass a total of over 400 generic drugs sold during a period beginning approximately in the year 2009. The Company (through its U.S. subsidiary, Dr. Reddy’s Laboratories, Inc.) is named specifically as a defendant with respect to 35 generic drugs that it sold during this period of time. In addition, even though each defendant (including the Company) did not sell all the drugs encompassed by the claims, the plaintiffs in all the cases assert that there was an “overarching conspiracy” among the generic manufacturers which encompassed an agreement and understanding throughout the industry that generic manufacturers would cooperate with each other on prices, customers and market shares on all
generic drugs sold in the United States, and that each manufacturer would cooperate on the “fair share” conspiracy whenever it entered or sold a drug in a specific generic drug market. As a result of this alleged “overarching conspiracy” claim, the plaintiffs claim that each defendant (including the Company) is liable for not only the damages suffered with respect to the specific drugs that a defendant sold, but is also liable for all
of the damages with respect to
all
of the drugs encompassed by the “overarching conspiracy” claim (
i.e
., all the drugs in the cases), whether a manufacturer defendant sold that drug or not.
The plaintiffs seek “treble” damages (i.e., three times the actual damages sustained) and injunctive relief, plus attorney’s fees and costs in the litigation. The plaintiffs also allege claims for disgorgement of alleged unjust enrichment of profits earned by each defendant, including the Company, and punitive damages as a result of the alleged violations. The plaintiffs in the cases fall into the following categories:
•
The Attorneys General of 49 U.S. States, the District of Columbia and the U.S. territories of Puerto Rico, Virgin Islands and Guam, which all allege that they were injured by the price fixing conspiracy in their general economies and that there were injuries suffered by consumers in their jurisdictions, seeking the disgorgement of improper profits on the generic drugs, and damages suffered by governmental agencies (such as government hospitals, agencies and prisons) that purchased generic drugs, encompassing a total of 129 generic drugs. The Company is named as to seven drugs. In addition, each of the plaintiffs seek to enforce their own state antitrust laws, which enable them to impose fines on a defendant in addition to seeking treble damages and disgorgement of alleged unjust enrichment from each defendant;

•
Class actions on behalf of all companies that directly purchased generic drugs from one or more of the defendants during a period beginning approximately in the year 2009 (the “Direct Purchaser Plaintiff” Class or “DPP” Class). This class action consists of all wholesaler/distributors, group purchasing organizations, and large pharmacies and retailers who purchased directly from one or more defendants. These claims encompass 148 drugs, of which the Company sold 11 drugs;

•
Class actions on behalf of all companies that indirectly purchased generic drug and resold them during a period beginning approximately in the year 2009 (the “Indirect Reseller Plaintiff” Class or “IRP” Class). This class consists of all pharmacies and retailers that purchased generic drugs from a wholesaler/distributor and resold the drugs. These claims encompass 179 generic drugs, of which the Company sold 20 drugs;

•
Class actions on behalf of all companies that were end payers for the purchase of generic drugs by consumers (the “End Payer Plaintiff Class” or “EPP” Class). This class consists of all health care plans, insurance companies and union welfare funds that paid for generic drugs purchased by their members (consumers). These claims encompass 152 generic drugs, of which the Company sold 12 drugs; and

•
Approximately 200 individual companies (which have opted out of the class actions), consisting of pharmacy retailers, health insurers, hospitals, counties and other local governmental agencies, (the “Direct Action Plaintiffs” or “DAPs”) have individually filed complaints and alleged claims. These claims encompass a total of more than 400 drugs, of which the Company sold 33 drugs.

All complaints in the
MDL 2724
are being simultaneously litigated together, on a consolidated basis, for all discovery and pre-trial purposes. Discovery is still proceeding. The first three cases that have been designated for the first trials in the
MDL 2724
(the so-called “bellwether” cases) do not involve the Company as a defendant.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32.
Contingenci
es (continued)

United States Antitrust Multi-District Litigations (Continued)

These bellwether cases encompass claims by the DPPs and EPPs as to two specific drugs that were not sold by the Company and claims by the Attorney Generals as to approximately 80 topical drugs and creams that were not sold by the Company. The trial dates in the bellwether cases have not yet been scheduled, but they are not anticipated to occur until 2025. After these bellwether cases are completed, it is expected that some of the DAPs will then proceed to trial on a fourth bellwether case against some of the defendants. The DAP bellwether has not yet been defined and is not expected to be completed until 2027.

In addition to the cases filed in the MDL
2724
, approximately 150 companies (consisting primarily of health insurers and health plans) have filed three praecipe
of actions in the Pennsylvania Court of Common Pleas in Philadelphia, Pennsylvania, against 52 generic drug companies, including the Company, giving notice of potential, unspecified antitrust claims against the named defendants. These praecipes
of actions have been stayed pending the developments and potential completion of the cases in the MDL
2724
.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32.
Contingencie
s (continued)

Revlimid
®
Antitrust Litigation

In 2023 and 2024, three lawsuits were filed against Dr. Reddy’s Laboratories, Inc. (“DRL Inc.”) and/or Dr. Reddy’s Laboratories Ltd. (“DRL Ltd.” and together with DRL Inc., “DRL”)) in federal court in New Jersey concerning the drug product Revlimid
®
and generic equivalents.  Litigation has been pending in that court since at least 2019 by various plaintiffs asserting antitrust claims and similar claims against Celgene Corporation (“Celgene”) and Bristol-Myers Squibb Company (“BMS”) related to Revlimid
®
,
In re Revlimid & Thalomid Purchaser Antitrust Litigation
, C.A. No. 19-cv-07532 (D.N.J.)  Starting in 2022, certain plaintiffs also filed lawsuits in this litigation against Teva Pharmaceuticals USA Inc. (“Teva”) and Natco Pharma Limited (“Natco”) as well.  Then, in 2023, plaintiffs Mayo Clinic and LifePoint Corporate Services, General Partnership filed a complaint against DRL Inc. as well as defendants Celgene, BMS, Natco, and Teva (C.A. No. 23-cv-22321 (D.N.J.)).  In a second lawsuit in 2023 (C.A. No. 23-cv-22117 (D.N.J.)), plaintiff Intermountain Health, Inc. filed a complaint against DRL Inc. and the same group of defendants Celgene, BMS, Natco, and Teva (Mayo Clinic, LifePoint Corporate Services, General Partnership, and Intermountain Health, Inc., together, the “Hospital Plaintiffs”).  In a third lawsuit, filed in 2024 (24-cv-00379 (D.N.J.)), plaintiffs Walgreen Co., Kroger Specialty Pharmacy, Inc., and CVS Pharmacy Inc. (together, the “Retailer Plaintiffs”), who previously had sued Celgene, BMS, Natco, and Teva, filed an additional complaint against DRL Inc. and DRL Ltd.

The allegations brought by the Hospital Plaintiffs and the Retailer Plaintiffs against DRL in these three cases are similar: they allege that the patent settlement agreement among DRL, Celgene and BMS concerning Revlimid
®
violated federal and state antitrust laws and state consumer protection laws by improperly delaying generic entry of Revlimid
®
through 2022 and then limiting generic competition of Revlimid
®
through 2026.  The Hospital Plaintiffs’ and Retailer Plaintiffs’ claims against DRL Inc. and/or DRL Ltd. are also substantially similar to the claims these plaintiffs have brought against defendants Celgene, BMS, Natco, and Teva.

The lawsuits naming DRL as a defendant have been consolidated with the ongoing Revlimid-related antitrust litigation.  Discovery is currently underway in the consolidated In re Revlimid action with expert discovery to follow. A trial date has not yet been scheduled. DRL has not yet responded to the complaints and its responses are stayed pending the resolution of certain motions to dismiss filed by defendants Celgene, BMS, Natco, and Teva.  On June 6, 2024, the court issued an order on the pending motions to dismiss filed by other defendants, in which the court dismissed all claims, including claims challenging the litigation settlement agreements.  The order allowed plaintiffs to file amended complaints.  The Company intends to vigorously defend its positions.  Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision has been made in the consolidated financial statements of the Company.

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

During previous years, the Company made presentations to the SEC and the DOJ in relation to the investigation in the aforementioned countries, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company. The Company continues to respond to the requests made by the SEC and the DOJ and is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions which
 can lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32.
Contingenc
ies (continued)

Environmental matters (continued)

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

On November 22, 2019, The Hon’ble High Court of Judicature at Hyderabad issued an Interim Order which stayed the demand on the condition that the Company deposit Rs.60 as the remediation fee for the fiscal year 2018-2019 payable in the fiscal year 2019-2020. The deposit of Rs.60 was made and the Interim Order is continuing. Consequently the Hon’ble High Court has disposed of the matter with a liberty to the Company to approach the NGT, if necessary.
The Company believes that any additional liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32.
Contingenci
es (continued)

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

April 2009 to March 2011	Rs.55 plus 10% penalty
The Company has filed an appeal before the Sales Tax Appellate Tribunal. The matter was remanded to the original adjudicating authority with a direction to re-calculate the eligibility for the year ended March 31, 2010.

April 2011 to March 2014	Rs.27 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favour of the Company

The Company has recorded a provision of Rs.51 as of March 31, 2024 and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
The
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

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of Rs.31 from the Goods and Service Tax (“GST”) authorities of various states pursuant to which it has recorded a provision of Rs.31 as of March 31, 2024.

In February 2022, the Company paid under protest an amount of Rs.123 towards a reversed GST charge.
 In February 2024, the Company received a GST claim notice on Form DRC-01A from the Directorate General of GST Intelligence. The Company has responded to such notice and is awaiting a further hearing on it.
The Company believes that such GST amount paid is not payable and the entire amount will be refundable to the Company upon the refund claim by the Company.

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is Rs.463. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2024.

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

33.
Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, had approved the amalgamation of Dr. Reddy’s Holdings Limited (“DRHL”), an entity held by the Promoter Group, which held 24.83% of Dr. Reddy’s Laboratories Limited (the “Company”), into the Company (the “Scheme”). This Scheme was subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal (“NCLT”) and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

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

The aforementioned Scheme was approved by the NCLT, Hyderabad Bench vide its Order dated April 5, 2022. Subsequently, the Company filed the NCLT order with the Ministry of Company Affairs on April 8, 2022. Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of Rs.5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares, face value of Rs.5 each were allotted to the shareholders of DRHL. There was no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/ cancellation of equity shares pursuant to the approved Scheme.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

34.

Geopolitical Conflicts

The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between
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

The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended March 31, 2024, the impact of this conflict on the Company’s operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic condition
s
.

35.
Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at other facilities of the Company:

Month and year	Unit	Details of observations
March 2021	API Middleburgh Plant, New York, United States	Three observations were noted. In February 2022, an Establishment Inspection Report (“EIR”) was issued by the U.S. FDA indicating the closure of the audit.
April 2021	Integrated Product Development Organization (IPDO), Bachupally, Hyderabad, India	No observations noted. EIR/Remote Record Review Summary was received on August 10, 2021 and the U.S. FDA concluded that this remote record review was closed.
October 2021	Formulations manufacturing facilities {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)} at Duvvada, Visakhapatnam, India	Eight observations were noted. In February 2022, an EIR was issued by the U.S. FDA indicating the closure of the audit.
July 2022	Formulations manufacturing facility (FTO XI) at Srikakulam, India	Two observations were noted in the U.S. FDA inspection. The Company responded to the observations in July 2022. In August 2022, an EIR was issued by the U.S. FDA indicating the closure of audit.
May 2023	API Hyderabad plant 1, Bollaram, Hyderabad, India	One observation was noted. The Company responded to the observation on May 24, 2023. On August 3, 2023, an EIR was issued by the U.S. FDA indicating the closure of audit.
May 2023	Formulations Srikakulam (SEZ) plant 2, Andhra Pradesh, India	Four observations were noted. The Company responded to the observations on June 5, 2023. On June 16, 2023, an EIR was issued by the U.S. FDA indicating the closure of audit.
June 2023	API Hyderabad plant 3, Bollaram, Hyderabad, India	No observations were noted in the U.S. FDA inspection. On September 12, 2023, an EIR was issued by the U.S. FDA indicating the closure of audit.
July 2023	API Srikakulam plant (Unit 6), Andhra Pradesh, India	No observations were noted in the U.S. FDA inspection and the Company is awaiting the EIR.
October 2023	Biologics, Hyderabad, India	Nine observations were noted in the U.S. FDA inspection. The Company responded to the observations on November 2, 2023. A Complete Response Letter (CRL) received from agency on April 2024.
October 2023	Formulations Hyderabad Plant 3, Hyderabad, India
Ten observations were noted in the U.S. FDA inspection. The Company responded to the observations on November 20, 2023. On February 9, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit.

December 2023	Integrated Product Development Organization (IPDO) at Bachupally, Hyderabad
Three observations were noted in the U.S. FDA inspection. The Company responded to the observations on January 2, 2024. On March 05, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit.

May 2024	Formulations manufacturing facilities {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)} at Duvvada, Visakhapatnam, India	Two observations were noted in the U.S. FDA inspection. The Company respond ed to the observations by June 7 , 2024.
June 2024	API Srikakulam plant (Unit 6), Andhra Pradesh, India	Four observations were noted in the U.S. FDA inspection. The Company will respond to the observations by July 1, 2024.
203

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

36.

Subsequent events

Please refer to Notes 20, 32,
35
and
37
of these consolidated financial statements for the details of subsequent events relating
to the proposed dividend, contingencies and Regulatory Inspection of facilities, and disposition of a subsidiary, respectively.

Agreement with Nestlé India

 On April 25, 2024, the Company entered into a definitive agreement with Nestlé India Limited (“Nestlé India”), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties.

The aforesaid business activities shall be carried out through Dr. Reddy’s Nutraceuticals Limited (the
“
Nutraceuticals subsidiary”) which was incorporated on March 14, 2024. The present paid-up share capital of th
e
 Nutraceuticals subsidiary is entirely held by the Company.

The aforesaid definitive agreement is subject to certain closing conditions and is expected to become effective by the quarter ended September 30, 2024, upon infusion of funds by Nestlé India and completion of other closing conditions. Post completion, the Company will hold 51% and the Nestlé India will hold 49% of the paid-up share capital in the Nutraceuticals subsidiary with shareholder rights to voting, dividend distribution and other economic rights as agreed in the aforesaid definitive agreement.

Further, Nestlé India will have a call option to increase their shareholding in the Nutraceuticals subsidiary after six years up to 60% for a payment at fair market value. However, the Company shall continue to hold at least 40% of the shareholding after Nestlé India exercises its call option.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

37.

Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company. Tabulated below is the list of subsidiaries, joint ventures and associates
as of March 31, 2024:

Name of the subsidiary/joint venture/associate	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100% (3)
Aurigene Oncology Limited ( formerly Aurigene Discovery Technologies Limited )	India	100%
Aurigene Pharmaceutical Services Limited	India	100% (3)
beta Institut gemeinnützige GmbH	Germany	100% (7)
betapharm Arzneimittel GmbH	Germany	100% (7)
Cheminor Investments Limited	India	100%
Cheminor Employees Welfare Trust	India	Refer to below footnote (13)
Chirotech Technology Limited	United Kingdom	100% (2)(5)
Dr. Reddy’s Research Foundation	India	Refer to below footnote (13)
Dr. Reddy's Employees ESOS Trust	India	Refer to below footnote (13)
Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100% (8)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100% (8)
Dr. Reddy’s Laboratories (UK) Limited	United Kingdom	100% (5)
Dr. Reddy’s Laboratories Canada, Inc.	Canada	100% (8)
Dr. Reddy's Laboratories Chile SPA.	Chile	100% (8)
Dr. Reddy’s Laboratories, Inc.	U.S.A.	100% (8)
Dr. Reddy’s Laboratories Japan KK	Japan	100% (8)
Dr. Reddy’s Laboratories Kazakhstan LLP	Kazakhstan	100% (8)
Dr. Reddy’s Laboratories Louisiana, LLC	U.S.A.	100% (1)
Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.	Malaysia	100% (8)
Dr. Reddy’s Laboratories New York, LLC	U.S.A.	100% (1)
Dr. Reddy ’ s Laboratories Philippines Inc.	Philippines	100% (8)
Dr. Reddy’s Laboratories Romania S.R.L.	Romania	100% (8)
Dr. Reddy’s Laboratories SA	Switzerland	100%
Dr. Reddy’s Laboratories Taiwan Limited	Taiwan	100% (8)
Dr. Reddy ’ s Laboratories (Thailand) Limited	Thailand	100% (8)
Dr. Reddy’s Laboratories LLC	Russia	100% (8)
Dr. Reddy’s Laboratories, LLC	Ukraine	100% (8)
Dr. Reddy’s New Zealand Limited	New Zealand	100% (8)
Dr. Reddy’s S.R.L.	Italy	100% (9)
Dr. Reddy’s Bio-Sciences Limited	India	100%
Dr. Reddy’s Laboratories (Australia) Pty. Limited	Australia	100% (8)
Dr. Reddy’s Laboratories S.A.S.	Colombia	100% (8)
Dr. Reddy’s Research and Development B.V.	Netherlands	100% (10)
Dr. Reddy’s Venezuela, C.A.	Venezuela	100% (8)(14)
Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited	China	100% (8)
Dr. Reddy’s Nutraceuticals Limited (from March 14, 2024)	India	100%
Dr. Reddy’s Laboratories Jamaica Limited (from September 25, 2023)	Jamaica	100%
DRES Energy Private Limited	India	26% (12)
DRL Impex Limited	India	100% (11)
Dr. Reddy’s Formulations Limited	India	100%
Idea2Enterprises (India) Private Limited	India	100%
Imperial Owners and Land Possessions Private Limited (formerly, Imperial Credit Private Limited)	India	100%
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33% (4)
Lacock Holdings Limited	Cyprus	100% (8)
Nimbus Health, GmbH	Germany	100% (7)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
7
. Organizational structure (continued)
Name of the subsidiary/joint venture/associate	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
O2 Renewable Energy IX Private Limited	India	26% (1 2 )
Promius Pharma, LLC	U.S.A.	100% (1)
Reddy Holding GmbH	Germany	100% (8)
Reddy Netherlands B.V.	Netherlands	100% (8)
Reddy Pharma Iberia S.A.U.	Spain	100% (8)
Reddy Pharma Italia S.R.L.	Italy	100% (6)
Reddy Pharma SAS	France	100% (8)
SVAAS Wellness Limited	India	100%

(1)	Indirectly owned through Dr. Reddy’s Laboratories, Inc.

(2)	Entity under liquidation.

(3)	Indirectly owned through Aurigene Oncology Limited.

(4)
Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary as per the Indian Companies Act, 2013, as the Company holds a 51.33% stake. However, the Company accounts for this investment by the equity method and does not consolidate it in the Company’s financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.

(6)	Indirectly owned through Lacock Holdings Limited.

(7)	Indirectly owned through Reddy Holding GmbH.

(8)	Indirectly owned through Dr. Reddy’s Laboratories SA.

(9)	Indirectly owned through Reddy Pharma Italia S.R.L.

(10)	Indirectly owned through Reddy Netherlands B.V.

(11)	Indirectly owned through Idea2Enterprises (India) Pvt. Limited.

(12)	Accounted using equity method as per IAS 28 “ Investments in Associates and Joint ventures. ”

(13)	The Company does not have any equity interests in this entity, but has significant influence or control over it.

(14)	The Company disposed of its entire stake in this entity subsequently on April 17, 2024.

ITEM 19. EXHIBITS
Exhibit Number	Description of Exhibits	Footnotes
1.1	Memorandum and Articles of Association of the Registrant dated February 4, 1984.	(1)(3)(4)
1.2	Certificate of Incorporation of the Registrant dated February 24, 1984.	(1)(3)
1.3	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.	(1)(3)
1.4	Amendment to Memorandum and Articles of Association of the Registrant dated June 12, 2009 (regarding an increase in our authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into Dr. Reddy’s Laboratories Limited, its parent company).	(5)
1.5	Amendment to Memorandum and Articles of Association of the Registrant dated July 19, 2010 Order of the Hon’ble High Court of Andhra Pradesh, India dated July 19, 2010 (regarding Amendment to Memorandum and Articles of Association of the Registrant and capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(7)
1.6	Amended and Restated Articles of Association of the Registrant dated September 17, 2015.	(8)
1.7	Amendment to Memorandum and Articles of Association of the Registrant dated April 5, 2022, and Order of Hon’ble National Company Law Tribunal, Hyderabad Bench, dated April 5, 2022 (to effect an increase in the Registrant’s authorized share capital pursuant to the amalgamation of Dr. Reddy’s Holdings Limited into the Registrant).	(10)
2.1	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.	(1)
2.2	Description of Securities registered under Section 12 of the Exchange Act.
2.3	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.	(2)
2.4	Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.	(6)
2.5	Dr. Reddy’s Employees Stock Option Scheme, 2018.	(9)
4.1	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.	(1)
8	List of subsidiaries, associates and joint ventures of the Registrant.
11.1	Code of Business Conduct and Ethics
11.2	Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons
12.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young Associates LLP).
97	Dr. Reddy’s Laboratories Limited Recovery Policy
(1)	Previously filed on March 26, 2001 with the SEC along with Form F-1.
(2)	Previously filed on October 31, 2002 with the SEC along with Form S-8.
(3)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.
(4)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.
(5)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2010.
(6)	Previously filed on March 5, 2007 with the SEC along with Form S-8.
(7)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2011.
(8)	Incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K dated September 25, 2015.
(9)	Previously filed on September 5, 2018 with the SEC along with Form S-8.
(10)	Incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K dated June 2, 2022.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
DR. REDDY’S LABORATORIES LIMITED

	By:	/s/Erez Israeli
Erez Israeli
Chief Executive Officer

	By:	/s/Parag Agarwal
Parag Agarwal
Chief Financial Officer
June 12, 2024
208