Form 20-F
period 2025-03-31
DR REDDYS LABORATORIES LTD
filed 2025-06-06
CIK 1135951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2025

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

M.V. Narasimham,
Chief Financial Officer,
+91-40-66022564, narasimhammv@drreddys.com
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

834,455,365 Equity Shares

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

No
☑

Currency of Presentation and Certain Defined Terms

In this annual report on Form 20-F, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation, references to “EUR” or “euros” are to the legal currency of the European Union and references to “CAD” are to the legal currency of Canada. Our financial statements are prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. These standards include International Accounting Standards, or “IAS”, and their interpretations issued by the International Financial Reporting Interpretations Committee, or “IFRIC”, or its predecessor, the Standing Interpretations Committee, or “SIC”. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to our “ADSs” are to our American Depositary Shares. References to “OCI” are to other comprehensive income, to “FVTOCI” are to fair value through other comprehensive income, to “FVTPL” are to fair value through profit and loss and to “NCI” are to non-controlling interests.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, to “ANDAs” are to Abbreviated New Drug Applications,
to “BLAs” are to Biologics License Applications, to “INDs” are to Investigational New Drug Applications, to “MAAs” are to Marketing Authorization Applications and to “NDSs” are to New Drug Submissions. References to the “SEC” are to the U.S. Securities and Exchange Commission.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we,” “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this annual report on Form 20-F are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holdings Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated. References to “HUF” are to a Hindu Undivided Family, a form of entity found in India among related family members.

Our financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1 = Rs.85.43, as published by Federal Reserve Board of Governors on March 31, 2025. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is
https://www.drreddys.com
. Information contained in our website,
www.drreddys.com
, is not part of this Annual Report and no portion of such information is incorporated herein.

1

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this annual report, and the reports and documents incorporated by reference in this annual report, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “
Securities
Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•
our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing, safety or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; significant sales to a limited number of customers in our U.S. market; and our ability to successfully undertake licensing opportunities;

•
our generics medicines business, including: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; and returns, allowances and chargebacks;

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

•
the effects of changes in U.S. tariffs or foreign trade laws, or retaliatory measures by other countries in response, including: increased business costs and impacts on supply chains; new operational challenges as we navigate a more complex business landscape; and business uncertainty that adversely affects macroeconomic conditions;

•	changes in U.S. laws or policies designed to facilitate most-favored-nation (“MFN”) pricing for prescription drugs;

•
current challenges associated with conducting business globally, including uncertainty regarding the conflict between India and Pakistan, in the middle east, and between Russia and Ukraine, its adverse effects or economic instability, major hostilities or terrorism;

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

2

3

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

The development process, including drug formulation, testing and regulatory approvals
, often takes many years, and is informed by factors outside of our control, including but not limited to staffing and policy changes at the
U.S. FDA and other regulatory agencies
.
In March 2025, the U.S. presidential administration announced a plan to cut 3,500 jobs from the U.S. FDA. The cuts may include staff involved with the drug review process, which may delay the approval processes and timelines for new drugs.

Additionally, if we fail to adequately protect critical proprietary or confidential information or associated intellectual property rights or fail to manage third party partners and contract research organizations that our business depends on, it might have a material adverse impact on our product development execution.

From time to time, we also acquire in-process research and development assets, which require significant resources and expenditures to continue to develop, both through our own efforts and through collaborations. Because of the inherent risk associated with research and development efforts in our industry, including the high cost and uncertainty of conducting clinical trials (where required), such efforts may not result in the successful introduction of new pharmaceutical products approved by the relevant regulatory bodies.

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

Delays in the receipt of, or failure to obtain approvals for, future products, or new indications or life cycle management activities and uses, could result in delayed realization of product revenues, reduction in revenues and substantial additional costs.

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
More generally,
unless and until an issue,
raised in
a warning letter from the U.S. FDA is resolved to the agency’s satisfaction, they may withhold approvals of new products and new drug applications, issue import alert notices and/or take additional regulatory or legal action. The delay in approvals due to moving to an alternate site or alternate vendor, or the cost incurred in connection with remedial actions, can have significant adverse impacts on ongoing business, financial results and operations. Refer to Note 35 (“Regulatory inspection of facilities”) of our consolidated financial statements for the status of U.S. FDA inspections. See also the discussion of our inspections by the China National Medical Products Administration in Item 4.B. of this report under “Our Principal areas of Operations - ‘Rest of the World’ markets of our Global Generics segment”.
We deal with numerous third party manufacturers and, despite our oversight
, any lapse in their quality practices and quality management systems could lead to similar adverse outcomes in the event of an inspection by the U.S. FDA. or other regulators.

If we fail to meet all the quality and regulatory requirements of biologic drugs and fail to successfully challenge third party patents as allowed by national patent offices, it may impact production and revenues.

A portion of our portfolio are “biologic” products. Unlike traditional “small-molecule” drugs, biologic drugs cannot be manufactured synthetically, but typically must be produced from living animal cells or micro-organisms. As a result, the production of biologic drugs that meet all quality and regulatory requirements are especially complex Failures in clinical trials or delays in the complex and costly R&D processes for biologic drugs can be a significant setback.

Typically, biological therapeutics are extensively protected by innovators and biologic therapeutics have to work around third party intellectual property rights, otherwise known as freedom to operate (“FTO”) aspects. Further, our ability to successfully challenge third party patent rights is dependent on the laws of the applicable countries.

The regulatory requirements are still evolving and are dynamic in many emerging markets where we sell or manufacture products, including our biologic drugs, and regulatory requirements may be unclear due to lack of precedents, among other reasons, which may lead to delays in product approvals, reapproval or re-licensure process, or other sanctions and, in turn, additional cost to operations. In the United States, the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created a statutory pathway and abbreviated approval processes for the approval of biosimilar versions of branded biological products. Further, several legal challenges concerning the requirements of the abbreviated biosimilar pathway, patent exchange and other provisions of BPCIA have been adjudicated in U.S. courts, legal challenges concerning FTO, patent exchange and trade matters, among others, continue.

For example, in October 2023 the U.S. FDA inspected our Biologics facility in Hyderabad, India. In November 2024, the U.S. FDA issued a complete response letter (“CRL”) with additional queries in reference to the ongoing resolution of observations arising from the October 2023 inspection, as well as certain aspects pertaining to our biologics license application (“BLA”) for a biosimilar rituximab. While we submitted a deficiency response letter for the CRL in April 2025, and resubmitted our BLA, there is no certainty on timelines as to when the U.S. FDA will ultimately approve our resubmitted BLA, or guaranty of such approval, and we could experience further delays relating to the development of the biosimilar product.

Changes in tariffs and trade policies, and any retaliatory measures by other countries, could increase business costs, impact supply chains and cause business uncertainty, any of which may adversely impact our operations, supply chain, cash flows and profitability.

Escalating trade tensions have led to increased tariffs and trade restrictions. Since taking office in January 2025, the current U.S. presidential administration has issued numerous executive orders implementing or revising tariffs and international trade policies, seeking to prioritize U.S. domestic industry and rebalance global trade dynamics.

For example, the “Liberation Day” tariffs announced on April 2, 2025 included universal tariffs on imported goods, along with additional “reciprocal” tariffs on dozens of named countries. Although these tariffs include certain pharmaceutical product exemptions, the tariffs may nevertheless have a direct and/or indirect impact on products or components that we import. Subsequently, President Trump indicated that various additional changes in U.S. tariffs and trade policies may be forthcoming, including tariffs on pharmaceutical imports, including potential tariffs pursuant to Section 232 of the Trade Expansion Act of 1962. Other countries have implemented retaliatory tariffs in response and may announce additional tariffs or trade restrictions in the future.

Any trade policy change, through the implementation of tariffs or otherwise, or uncertainty regarding their implementation or final rates can create a volatile business environment, affecting strategic planning and investment decisions, and may have a material adverse effect on global trade, macroeconomic and geopolitical conditions and the stability of global financial markets.

Tariff could increase our cost of goods, including the availability and costs of API and raw materials. Depending upon shape and form in which tariffs and new trade policies are ultimately implemented, these could result in higher business decision complexity, additional operational expenses, tax complexity and profit margin pressure. They can also complicate supplier management and adversely impact supply chain flexibility and supply chain traceability. Moreover, they can have an added burden on asset management, with lower landed cost visibility.

Changes in laws or policies related to pricing for prescription drugs, including most-favored-nation (“MFN”) requirements, could adversely affect our product prices and profit margins, and thereby our operations, revenues and profits.

The adoption in new jurisdictions of laws and policies that reduce, establish or mandate price controls or establish prices paid by government entities or programs for our products, or the implementation of more restrictive controls in existing jurisdictions, could adversely affect our product prices and profit margins, and thereby our operations, revenues and profits. The failure to establish or maintain timely or adequate pricing may also adversely impact operations, revenues and profits. We expect that pricing pressures will continue globally.

For example, On May 12, 2025, the U.S. President issued an executive order "Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients," directing executive agencies to take steps to facilitate most-favored-nation (“MFN”) pricing for prescription drugs in the United States. The executive order directs the Secretary of Health and Human Services (“HHS”) to communicate MFN pricing targets to pharmaceutical manufacturers by June 11, 2025. Manufacturers are expected to make “significant progress” toward meeting these targets. If they fail to do so, then other regulatory actions are to be pursued, including proposing rules to implement MFN pricing, working with Congress to allow for expanded drug importation, exploring U.S. FDA drug approval reforms, increased antitrust enforcement and review of drug export practices. The order does not specify which drugs would be subject to MFN pricing, which countries will be considered, how MFN targets will be set or enforced, or what qualifies as “significant progress.”

The May 12
, 2025
executive order also calls on the Secretary of Commerce and the U.S. Trade Representative to address foreign pricing practices that may harm U.S. interests, including suppressing drug prices abroad and shifting the global research burden to American consumers. Additionally, the order directs HHS to support direct-to-consumer sales at MFN prices, seeking to bypass intermediaries in the current U.S. drug supply chain. We cannot predict the ultimate effect of this executive order on our business, but this could adversely affect our product prices and profit margins, and thereby our operations, revenues and profits. The executive order may also face lawsuits challenging the enforceability of certain of its terms, the outcome of which is inherently uncertain. As the implementation of this executive order evolves, we will continue to assess its impact on us.

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

We and our third party service providers perform regular risk assessments and take precautions intended to protect against and detect such risks, but we cannot be assured that these measures will be successful in preventing the compromise and/or disruption of our information technology systems and related data, especially as the external cyber-attack threat continues to grow.

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

We maintain cybersecurity insurance to further mitigate these risks, but there can be no assurance that a policy exclusion will not apply, or that our insurance coverage limits will be sufficient to protect us against the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

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

In cases where our personnel work remotely, their dependence on secure access may cause the risk of cyber incidents to remain elevated. If our information technology systems are unsuccessfully implemented, fail, suffer errors or interruptions, or become unavailable, that might have a materially adverse impact on our business operations and our financial position or results of operations and/or cash flows.
See also the risk factors regarding artificial intelligence set forth in “EMERGING RISKS” below.

We have operations in certain countries and geographies susceptible to political and economic instability that could lead to disruption or other adverse impact on such operations.

We expect to derive an increasing portion of our sales from regions such as Latin America, Russia and other countries of the former Soviet Union, China Central Europe, Eastern Europe and South Africa, all of which may be more susceptible to political and economic instability.

In February 2022, Russia initiated military action against Ukraine. In response, the United States and certain other countries imposed significant sanctions and trade actions against Russia, which are continuing. The broader economic consequences of the military conflict, geopolitical instability, the imposition of sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia in response to such measures could adversely affect the global geopolitical and economic environment. And that could in turn adversely impact our operations, cash flows and growth in Russia and other countries of the former Soviet Union. For details on the impacts of this conflict on our business, see the discussion in Section 4.B. of this report under “Our Principal Areas of Operations - Global Generics Segment - Russia and other Countries of the former Soviet Union and Romania - Impact on our Operations due to the military conflict between Russia and Ukraine.”

If the military conflict between Russia and Ukraine results in further deterioration of their region’s economies, or if the negotiations between Russia and Ukraine to end the conflict and stand taken by the United States significantly deteriorates and the United States or other countries impose additional economic sanctions or supply chain restrictions, it could adversely impact our sales or cost of doing business in the region.

In April 2025, a major terrorist attack in Pahalgam, Jammu and Kashmir, India resulted in significant casualties and escalated military tensions between India and Pakistan. Although a ceasefire was agreed on May 10, 2025, the situation remains unpredictable
.

In addition, the war declared by Israel on Hamas in October 2023, and the military activity in the region, remain ongoing.

We continue to monitor the effects of these military conflicts, as well as to monitor significant political, legal, regulatory and other susceptible economic developments in these regions and attempt to mitigate our exposure where possible. However, mitigation is not always possible, and our domestic and international operations could be adversely affected by political, legal, regulatory and economic developments, such as changes in capital and exchange controls; expropriation and other restrictive government actions; intellectual property protection and remedy laws; trade regulations; procedures and actions affecting approval, manufacturing and production, pricing, distribution and marketing of, reimbursement for and access to our products; and intergovernmental disputes, including embargoes and/or military hostilities.

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

In certain markets, sales of a limited number of products may represent a significant portion of our net revenues, gross profit and net earnings. If the volume or pricing of such products declines in the future, or if new product approvals get delayed by regulatory bodies, our business, financial position, results of operations and/or cash flows could be materially adversely affected.

We are subject to the U.S. Foreign Corrupt Practices Act
,
similar anti-bribery laws
and other worldwide laws regarding marketing practices
, which impose restrictions and may carry substantial penalties.

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

We operate in certain jurisdictions that experience governmental corruption to some degree or, are found to be low on the Transparency International Corruption Perceptions Index and, in some circumstances, anti-bribery and anti-corruption (“ABAC”) laws may conflict with some local customs and practices. Business activities in many of these markets have historically been more susceptible to corruption. In many less-developed markets, we work with third party distributors and other agents for the marketing and distribution of our products. Our third party risk management (“TPRM”) policy sets forth the ABAC policy standards required for all of our vendors and third party agents. In addition to requiring initial due diligence screenings and ABAC training and certification, our TPRM policy mandates that contracts with these third parties include ABAC compliance obligations. Nonetheless, any lapses in complying with ABAC laws by these third parties despite our TPRM policy may adversely impact us.

If our efforts to maintain a strong TPRM policy or adequate controls fail, we could be held responsible for the non-compliance of third-party agents and distributors under applicable laws and regulations, including the U.S. Foreign Corrupt Practices Act and other anti-bribery laws. In such an event, we may be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities. Refer to Note 32 (“Contingencies - Internal Investigation”) of our consolidated financial statements for current internal investigation details.

From time to time
, any change in regulatory requirements in the key geographies in which we operate might require us, along with the rest of the industry, to make necessary corresponding changes in our approach
. Compliance
with India’s Uniform Code for
Pharmaceutical Marketing Practices (“UCPMP”) was changed from voluntary to mandatory in March 2024.

Our code of con
duct in all areas of work, including ethical marketing practices, our transparent guidelines for interaction with healthcare professionals, and our culture of adherence to all applicable laws help us in being compliant and adapt to any changes in the future.

Pharmaceutical industry associations such as the Organization of Pharmaceutical Producers of India (“OPPI”) have made presentations to the government on the difficulties of implementation of the UCPMP as it stands today. As a company, we continue to work with industry associations such as the Indian Pharmaceutical Alliance (“IPA”) and the Federation of Indian Chambers of Commerce and Industry (“FICCI”)
on such matters of policy.
T
he
m
a
nuf
a
c
t
ur
i
ng
a
nd
m
a
r
k
e
t
i
ng
of drug
s
,
d
rug
pro
d
u
c
t
s
a
nd
c
o
s
m
e
t
i
c
s
i
n Ind
i
a
i
s
go
v
e
rn
e
d
by
m
a
n
y
s
t
a
t
u
t
e
s
,
r
e
gu
l
a
t
i
ons
a
nd gu
i
d
e
l
i
n
e
s
,
i
n
c
l
u
d
i
ng
but
n
ot
l
i
m
i
t
e
d
t
o
t
he fo
l
l
o
w
i
ng:

•	The Drugs and Cosmetics Act, 1940 and the Drugs and Cosmetics Rules, 1945;
•	The Drugs and Magic Remedies (Objectionable Advertisements) Act, 1954;
•	The Narcotic Drugs and Psychotropic Substances Act, 1985;
•	The Drugs (Price Control) Order, 1995 and 2013, read in conjunction with the Essential Commodities Act, 1955;
•	The National Pharmaceuticals Pricing Policy, 2012 ; and
•	Uniform Code for Pharmaceutical Marketing Practices, 2024.

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

The ongoing macroeconomic environment and trade policy changes (i.e., tariffs imposed by the United States and retaliatory tariffs from other countries in response) or any escalation thereof, or an escalation in the currently ongoing military conflicts between India and Pakistan, in Ukraine or in the middle east, could also lead to challenges in supply fulfillment from our contract manufacturing organizations and other key suppliers of API and raw materials. That could impact our operations and delay our ability to manufacture finished dosages.

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

•
delays in construction of new facilities or the expansion of existing facilities, including those intended to support future demand for our products (the complexities associated with biosimilar facilities, especially for drug substance, increases the probability of delay);

•
the inability to supply products due to a product quality failure or regulatory agency compliance action such as license withdrawal, product recall or product seizure. For example, during the year ended March 31, 2025, we had a Class I recall of Sapropterin Dihydrochloride (Javygtor) Powder for Oral Solution and Levetiracetam Injection in the United States;

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

We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might significantly delay or prevent the achievement of our business or scientific objectives. In the United States, executive officers and key employees typically provide a very short termination notice period (usually two weeks or less) unless specified otherwise in their contracts. However, in India, employment agreements generally mandate a termination notice period of several months. At present, we are not aware of any executive officer’s or key employee’s departure - planned or otherwise - that has had or is expected to have a material impact on our operations. Competition among pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. Current or prospective employees may have changing expectations around workplace flexibility and diversity and inclusion, and a failure to meet these expectations may affect our ability to attract and retain top talent to support our business growth. There can be no assurance that we will be able to retain and attract such individuals currently or in the future on acceptable terms, or at all, and the failure to do so could have a material adverse effect on our business, financial condition, results of operations and/or cash flows.

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

The U.S. Congress also continues to consider other drug pricing legislation that, if passed and signed into law, could impact companies’ ability to increase prices for prescription drugs, even in case of increase in our input costs, to maintain our margins. For instance, the U.S. Department of Health and Human Services and U.S. FDA’s Safe Importation Action Plan was announced in July 2019. Following this framework, the U.S. FDA enacted a rule, which became effective in November 2020.  Under the rule, states or certain other non-federal governmental entities may submit importation program proposals to the U.S. FDA for review and authorization of two-year programs (with the opportunity to extend for two more years).  The FDA's Safe Importation Action Plan has been implemented, allowing states to import certain prescription drugs from Canada under specific conditions. In January 2024, Florida became the first state authorized to implement a Section 804 Importation Program to import drugs from Canada. Although the U.S. FDA has authorized Florida to import specific drugs from Canada, the plan is still in its early stages and requires further steps before it can be fully implemented. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted importation program proposals that are pending review by the U.S. FDA. Any such importation plans, when approved and implemented, may result in lower drug prices for products covered by those programs. Certain states have also proposed other measures that are designed to control the costs of pharmaceuticals for which they provide reimbursement.

The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payors are under intense pressure to control healthcare spending even more tightly than in the past.

These pressures are particularly strong given the persistently weak economic and financial environment in many countries and the increasing demand for healthcare resulting from the aging of the global population and associated increases in non-communicable diseases. These pressures are further compounded by consolidation among distributors, retailers, private insurers, managed care organizations and other private payors, which can increase their negotiating power. For example, there are three large Group Purchasing Organizations that account for a substantial majority of generics purchases in the United States in 2025. In addition, these pressures are augmented by intense publicity regarding the pricing of pharmaceuticals by our competitors, as well as government investigations and legal proceedings regarding pharmaceutical pricing practices. Refer to Note 32 (“Contingencies”) of our consolidated financial statements for current investigations and legal proceedings. In many countries in which we currently operate, pharmaceutical prices are increasingly subject to regulation.

Our products continue to be subject to increasing price and reimbursement pressure that can limit the revenues we earn from our products in many countries due to, among other things:

•	the existence of government-imposed price controls, tender systems, mandatory discounts and rebates, pricing transparency mandates and drug importation program;

•
more governments using international reference pricing to set the price of drugs based on international comparisons (Refer to “Our Principal areas of Operations - Global Generic segment” in Item 4.B. of this report);

•	increased difficulty in obtaining and maintaining satisfactory drug reimbursement rates;

•	increase in cost containment policies related to health expenses in the context of economic slowdown;

•	more demanding evaluation criteria applied by health technology assessment agencies when considering whether to cover new drugs at a certain price level; and

•
the ongoing macroeconomic environment and tariffs (i.e., tariffs imposed by the United States and retaliatory tariffs from other countries in response) or any escalation thereof could force us to evaluate our product pricing.

We expect these efforts to continue as healthcare payors around the globe, in particular government-controlled health authorities, insurance companies and managed care organizations, step up initiatives to reduce the overall cost of healthcare.

We operate in a highly competitive and rapidly consolidating industry which may adversely affect our revenues and profits.

O
u
r products face intense competition from products commercialized or under development by competitors in all of our business segments based and geographies in which we operate. Many of our competitors have greater financial resources and marketing capabilities than we do.

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

The U.S. FDA’s efforts to increase the pace at which generics enter the market has also resulted in higher competition and in a trend of many first-time generic manufacturers entering the market, which is further increasing competition in the market and increasing pressure on pricing.

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

We are subject to data protection laws and regulations in many different jurisdictions and countries where we do business, and a failure to comply by us or by our third parties acting on our behalf could result in fines, administrative and criminal penalties, reputational damage, and could adversely impact the way we operate our business.

We are
subject to laws and regulations governing the collection, use, transfer and retention of personal data, including health information. As the legislative and regulatory landscape continues to evolve around the world, there has been an increasing focus on data privacy and protection issues that may affect our business. The European Union’s (EU) General Data Protection Regulation (“GDPR”), which became fully effective in May 2018, implemented stringent requirements on how a company may gather, retain, use and manage personal and sensitive personal data, as well as mandatory data breach notification requirements. The GDPR grants national authorities the power to apply fines of up to EUR 20 million or 4% of the previous financial year’s global turnover (whichever is greater).

Additionally, the California Consumer Privacy Act (“CCPA”) of 2018, as amended by California Privacy Rights Act (“CPRA”) of 2020, created new individual privacy rights for California consumers and increased the privacy and security obligations on business entities handling personal data of consumers or households. These laws require businesses to provide new disclosures to California consumers, provide such consumers with new ways to opt-out of certain sales of personal information, and allow for a new cause of action for data breaches. Similarly, several other U.S. states have recently enacted privacy laws which are either currently in effect or are in process of being implemented.

More recently, the Digital Personal Data Protection Act of India (the “DPDP Act”) was passed in 2023, with extra-territorial scope. The DPDP Act puts several obligations on ‘data fiduciaries’ which process digital personal data collected in India or processed in connection with offering goods and services to individuals in India. As per the DPDP Act, penalties levied for data breaches can be up to Rs.2.5 billion. The DPDP Act has not yet come into force, pending notification of its final implementation rules by the Government of India.

Other countries in which we do business have, or are developing, or strengthening data protection laws that may affect our business or require us to adapt our technologies and organizational measures.

Also, data localization requirements and enforcement in countries such as Russia and China, along with the EU’s restrictions related to cross-border transfer of personal data to third countries, further limits the ease of transfer of personal data from such countries to the rest of the world.

Evolving third-party relationships beyond the traditional vendor/supplier model and the increased use of digital solutions and medical devices, including those utilizing emerging technologies such as artificial intelligence (“AI”), pose new privacy, and security challenges. These will require constant monitoring of new guidelines and regulations (e.g. the EU AI act) around the world, such as the EU AI Act
(Regulation (EU) 2024/1689 laying down harmonized rules on artificial intelligence
), as well as a need for us to assess and upgrade our capabilities in these areas.

The burdensome and often conflicting requirements under these various Data Protection laws as well as emerging AI and guidelines, require us to allocate increasingly greater resources towards ensuring compliance with them. Among other things, there is significant additional cost associated with the development, implementation and maintenance of upgrades to our information technology systems, as well as ongoing monitoring and governance efforts.

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

Our results of operations may suffer if our products are not timely developed, approved or successfully commercialized. Certain of our products were impaired during the years ended March 31, 2025, 2024 and 2023. Refer to Note 12 (“Property, plant and equipment”), Note 13 (“Goodwill”) and Note 14 (“Other intangible assets”) of our consolidated financial statements for further details.

If we fail to comply with environmental laws and regulations, or face environmental litigation, our costs may increase, or our revenues may decrease.

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

Environmental regulatory requirements in different countries where we operate continue to evolve and may require us to incur additional costs to comply with such requirements.

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

If we improperly handle any of the dangerous materials used in our business and accidents result, we could face significant liabilities that would adversely affect our business, reputation and result of operations.

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

Any of the foregoing could subject us to significant litigation, which could lower our profits in the event we were found liable and could also adversely impact our reputation.

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

A significant portion of our revenues are in currencies other than the Indian rupee, especially in the U.S. dollar, the Euro, the Russian rouble, the U.K. pound sterling, and the Brazilian reals, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these other currencies, our revenues measured in Indian rupees may decrease and our financial performance may be adversely impacted.

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

There has been substantial patent related litigation in the pharmaceutical industry concerning the manufacture, use and sale of various products. In the normal course of business, we are regularly subject to lawsuits and the ultimate outcome of litigation could adversely affect our results of operations, financial condition, and cash flow. Regardless of regulatory approval, lawsuits are periodically commenced against us with respect to alleged patent infringements by us, such suits often being triggered by our filing of an application for governmental approval, such as an ANDA or NDA.

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

The off-label use of our products may result in costly investigations, fines or sanctions by regulatory bodies if we or our distributors are deemed to have engaged in the promotion of these uses.

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

OTHER RISKS GENERALLY APPLICABLE TO OUR INDUSTRY OR THE GEOGRAPHIES IN WHICH WE OPERATE

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

Our indust
ry has been increasingly challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the internet. Third parties may illegally distribute and sell counterfeit versions of our products, which do not meet the rigorous manufacturing and testing standards that our products undergo. Counterfeit products are frequently unsafe or ineffective and can be potentially life-threatening.

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

As ESG continues to gain significance with governments, corporates and investors, there have been multiple shifts in the global ESG regulatory and reporting landscape, along with changing stakeholder expectations. Disclosure requirements are becoming more complex with constantly evolving and newly emerging ESG reporting regulations, and mandatory and voluntary frameworks such as the Corporate Sustainability Reporting Directive (CSRD) and International Sustainability Standards Board (ISSB) sustainability disclosure standards, with little or no standardization across methodologies. Many voluntary disclosures on human rights-related or climate-related issues and topics are expected due to their growing global significance and need for urgent solutions. As we engage in voluntary reporting and prepare for compliance with mandatory standards, we face greater pressure to ensure the accuracy, reliability, and verifiability of our ESG data, requiring strong internal controls and processes to internally and externally assure, and deliver timely reporting to our stakeholders.

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
Our suppliers, business partners, or other stakeholders are subject to similar expectations, which may augment or create additional risks.

We have set ambitious strategic ESG goals in line with our vision, and our targets, stated strategy, and the ability to achieve our goals are based on assumptions that are subject to change in the future. Meeting our access to medicines goals involves navigating complex factors such as government regulations, socioeconomic factors, the availability, quality, and increasing costs of medicines, healthcare expenditures etc., and may impact our ability to deliver affordable and innovative treatment to patients. Achieving our targets on carbon neutrality and renewable energy is dependent on multiple external factors including the pace of deployment of renewable energy, intermittency and variability, storage capacity and infrastructure challenges, technical challenges, the cost of carbon offsets etc. These factors may impact our ability to meet our goals or meet them within our stated timelines, including heightened stakeholder expectations, and our reputation may be harmed. Additionally, our value chain partners may not comply with our ESG commitments, and this may have a negative influence on our business.

In recent years, in addition to financial results, companies are increasingly being judged by their ESG practices. Several global and national organizations including ESG rating agencies, research analysts, and disclosure and standards organizations evaluate our work through in-depth analyses of our sustainability efforts. These include reviews of our publicly available documents, and independent quantitative and qualitative assessments, often involving discussions with our management and employees. The results of these ratings are publicly and widely available. Any negative score could adversely impact our reputation and brand value, and the trust placed in us by our stakeholders. This could negatively impact our ability to attract and retain employees, the implementation of our strategic objectives, our operational and financial results, our access to capital, and share price.

With growing pressure to improve and expand our ESG disclosures, we need to engage with our investors frequently and keep a close eye on their ESG-related concerns. Investor sentiment is also driven by global shifts, the political climate, and international policies.
Simultaneously, other stakeholders (including regulators and legislators) have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to sustainability initiatives, including the enactment or proposal of “anti-ESG” legislation or policies. These opposing views may also be adopted by our investors.

Considering the fast pace of change of external expectations and regulations, there can be no certainty that we will manage such issues successfully, that the ESG standards we currently use to measure our performance against will remain the same, or that we will successfully meet society or investors’ expectations.
An inability to manage investor sentiment or conflicting s
takeholder expectations
may negatively impact our positioning and valuation.

Stringent labor laws may adversely affect our ability to have flexible human resource policies; labor union problems could negatively affect our production capacity and overall profitability.

Labor laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business. As of March 31, 2025, approximately 1.7% of our employees belonged to a number of different labor unions. If we experience problems with our labor unions, that may adversely affect our production capacity and our overall results and operations.

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
In
the years ended March 31,
2025 and 2024, we did not experience significant impacts or delays from any pandemic or epidemic on our business operations. However, we had experienced certain disruptions relating to the COVID-19 pandemic during the year ended March 31, 2021, and we cannot be certain whether COVID-19 or other pandemics will adversely impact our business operations and results in future periods.

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

We operate in various countries, and changes in tax rate or tax laws of countries in which we have significant operations could result in a material impact on our tax liabilities and tax charges, resulting in either an increase or a reduction in financial results depending upon the nature of the change. There may be changes in tax rates in a few countries due to initiatives such as the Pillar Two Inclusive Framework on the Base Erosion and Profit Shifting (“BEPS”) project undertaken by the Organization for Economic Cooperation and Development (“OECD”), which seeks to establish a global minimum tax rate of 15%. Currently, numerous countries are drafting or have enacted legislation to implement Pillar Two rules with some effective dates as early as January 1, 2024. Tax and compliance costs are expected to be increased by the adoption of Pillar Two regulations in these countries. We continue to monitor pending OECD guidance and legislation enactment and implementation by individual countries.

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

Given the relatively recent development of AI and Generative AI and its rapidly evolving nature, new risks and opportunities continue to emerge.

Artificial intelligence (“AI”) and generative AI present opportunities to analyze data,
improve performance and productivity and generate business growth, but also poses inherent risks
.
Flaws, biases, or malfunctions in these systems could lead to operational disruptions, data loss, or erroneous decision-making, impacting our business operations, financial condition, and reputation. Ethical and legal challenges may arise, including biases or discrimination in AI outcomes, non-compliance with data protection regulations, and lack of transparency. Furthermore, the deployment of AI systems could expose us to increased cybersecurity threats, such as data breaches and unauthorized access leading to financial losses, legal liabilities, and reputational damage. We also face competitive risks if we fail to adopt AI or other machine learning technologies in a timely fashion.

There is also a rapidly evolving landscape for AI governance and compliance. There are challenges in ensuring an understanding, and implementation, of country specific regulations, managing data privacy and intellectual property and securing AI platforms. While we look forward to adapting newer AI technologies, we continue to evaluate use cases, and their risk benefit ratios, prior to operationalizing its usage.

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India, and a significant part of our infrastructure and other assets are located in India. In addition, a portion of our total revenues for the year ended March 31, 2025 continued to be derived from sales in India. As a result, the following additional risk factors apply that are not specific to our company or industry.

We may be subjected to additional compliance and litigation risks as a result of periodic amendments in certain key Indian regulations, including The Indian Companies Act, 2013, SEBI (Listing Obligations and Disclosure
Requirements) Regulations, 2015, the Foreign Exchange Management Act, 1999 and other laws, regulations, as applicable to our company.

As a company
that is incorporated in India, we are governed by certain key Indian rules and regulations, including The Companies Act, 2013. Some of the significant changes from The Companies Act, 2013 were in the areas of board and governance processes, boardroom responsibilities, disclosures, corporate social responsibility, audit matters, initiation of class action suits by shareholders or depositors, fraud reporting and whistle-blower mechanisms.

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

Our full time executive directors and members of their immediate families, in the aggregate, beneficially owned 26.64% of our issued shares as of March 31, 2025. As a result, these people, acting in concert, are likely to have the ability to exercise significant influence over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant influence by these directors and their family members could delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. As a result, the value of the equity shares and/or ADSs of our minority shareholders may be adversely affected or our minority shareholders might be deprived of a potential opportunity to sell their equity shares and/or ADSs at a premium.

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

The Government of India’s Depository Receipts Scheme, 2014, permits liberalized rules for sponsored and unsponsored secondary market issue of depository receipts, subject to the existing sectorial cap on foreign investment. Under the regulations implemented, an Indian company’s equity shares can be freely issued to a depository for the purpose of issuing depository receipts through any mode permissible for the issue of such securities to other investors. This enables us to more readily issue shares to the depositary for our ADSs and conduct U.S. securities issuances of our ADSs, which may impact the share price and available float in Indian stock exchanges as well as the price and availability of our ADSs on the NYSE. Refer to Item 10.D. of this report under “Exchange controls – ADS guidelines” for further details.

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

Key business developments:

Agreement with Nestlé India Limited (“Nestlé India”)

In April 2024, we entered into a definitive agreement with Nestlé India Limited (“Nestlé India”), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties. The aforesaid business activities are carried out through Dr. Reddy’s Nutraceuticals Limited (the “Nutraceuticals subsidiary”) which was incorporated on March 14, 2024.

Subsequently, the Nutraceuticals subsidiary’s name was changed to Dr. Reddy’s and Nestlé Health Science Limited on June 13, 2024. The closing conditions were satisfied, and the transaction was completed on August 1, 2024.

This arrangement is strategically important for both companies as it allows to combine their complementary strengths and expand their reach in the nutraceutical market.

Refer to Note 36.A. (“Business Combination -
Agreement with Nestlé India Limited”)
of our consolidated financial statements for further details.

Agreement with Alvotech hf. (''Alvotech'')

In May 2024, we entered into a license and supply agreement with Alvotech for the commercialization of 'AVT03, Alvotech’s biosimilar candidate to Prolia® and Xgeva® (denosumab). This product is intended for the treatment of various diseases, including osteoporosis in postmenopausal women, and for the prevention of skeletal-related events in adults with advanced malignancies. This collaboration combines our global commercial presence with Alvotech’s proven capabilities in developing biosimilars for worldwide markets.

Alvotech is responsible for the development and manufacturing of the product, while we are responsible for its registration and commercialization in applicable markets. As part of this agreement, we have obtained exclusive rights for the U.S. market and semi-exclusive rights for the European markets.

In March 2025, the U.S. FDA accepted a Biologic License Application submission for AVT03, which marks an important milestone in bringing this biosimilar medication to more patients throughout the U.S.

Distribution Agreement with Novartis Pharma LLC (“Novartis Pharma”)

In May 2024, we entered into a distribution agreement with Novartis Pharma LLC (“Novartis Pharma”) to sell and distribute the anti-diabetes products Galvus® and Galvus Met®, which are leading brands among Dipeptidyl Peptidase-4 (DPP4) molecules. This partnership brings us synergies in our cardio and diabetes portfolio in the
Russia territory
.

Under this agreement, Novartis Pharma will continue to own and manufacture these products and supply them to us and we will distribute the products in the retail market and work with health care professionals, using our own sales force team and pharmacy chains management.

Acquisition of business from Haleon UK Enterprises Limited (“Haleon”)

In June 2024, we entered into a definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s global portfolio outside of the United States of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”) for a total consideration of up to Rs.56,121 million (GBP 500 million), including an upfront cash payment of Rs.51,407 million (GBP 458 million) and earn-out consideration of up to Rs.4,714 million (GBP 42 million). The acquisition is structured by way of purchase of all of the shares in Northstar Switzerland SARL, a Haleon group company whose assets include intellectual property, employees, agreements with commercial manufacturing organization, marketing authorizations and other assets relating to the commercialization of brands including Nicotinell (with extensive presence in Europe, Asia including Japan, and Latin America), Nicabate (in Australia), and other brands in Canada and New Zealand.
The acquisition was inclusive of all formats such as lozenge, patch, spray and/or gum in all applicable global markets outside of the United States.

The closing conditions were satisfied, and the transaction was completed on September 30, 2024. Upon completion, we purchased 100% of the shares of Northstar Switzerland SARL and paid an upfront cash payment of Rs.51,407 million (GBP 458 million).

The integration of the operations of the acquired NRT Business into our company will happen gradually in a phased approach between April 2025 and February 2026 until the local marketing authorizations for respective geographies are transferred in our name. For the interim transition period until transfer of marketing authorisations is complete, we have entered into a Transition Distribution Services Agreement whereby Haleon will provide temporary distribution and related services up to February 2026 across all markets, subject to a potential extension as may be determined mutually by the parties.

We believe that the acquired business strengthens our position in global consumer healthcare OTC business.

Refer to Note 36.B. (“Business combination - Business transfer agreement with Haleon”) of our consolidated financial statements for further details.

Agreement with Shanghai Henlius Biotech, Inc. (''Henlius'')

In February 2025, we entered into a licensing agreement with Shanghai Henlius Biotech, Inc. (''Henlius'') to commercialize both the subcutaneous and intravenous formulations of the biosimilar product, ‘daratumumab biosimilar HLX15' in the United States and Europe. This product is intended for the treatment of multiple myeloma. This collaboration combines our global commercial presence with Henlius’ proven capabilities in developing biosimilars for markets worldwide.

Under the terms of the agreement, Henlius is responsible for the development, manufacturing and commercial supply of the product, while we are responsible for its commercialization.

We paid an upfront consideration of Rs.2,872 million (U.S.$33 million) and further milestones are payable upon achievement of commercial milestones, bringing up the total potential consideration (including upfront consideration) to Rs.11,249 million (U.S. $131.6 million). In addition, Henlius is eligible to receive royalties on annual net sales of the product upon commercialization.

Principal capital expenditures

During the years ended March 31, 2025, 2024 and 2023, we invested Rs.33,154 million, Rs.26,350 million and Rs.18,784 million (net of sales of capital assets), respectively, in capital expenditures for manufacturing, research and development facilities and other assets.

We believe that these investments will create the capacity to support our strategic growth agenda.
As of March 31, 2025,
we also had contractual commitments of Rs.14,567 million for capital expenditures. We currently intend to finance our additional capital expansion plans entirely through our internal operating cash flows and other investments.

4.B.
Business overview

Established in 1984, we are an integrated global pharmaceutical company committed to accelerating access to
affordable and innovative medicines. Our reportable operating segments are as follows:
•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Others.

Global Generics.
This segment consists of our business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of our biologics business, and the portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”) that we recently acquired is also included in this segment.

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

Others.
This segment consists of our other business operations which includes our wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and our Proprietary Products business. AOL is a specialized biotechnology company engaged in discovery and early clinical development of novel, best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. Our Proprietary Products business is focused on the research, development and commercialization of differentiated formulations and we derive revenues from such assets through event specific milestones and subsequent royalties, if any.

Our key markets include the United States, India, Russia and other countries of the former Soviet Union, and Europe.

OUR STRATEGY

Our strategy is guided by our core purpose of “Good Health
Can’t Wait” which enables us to accelerate access to affordable and innovative medicines. Escalating health care costs across the world have put many medicines out of the reach of millions of people. As a global generic pharmaceutical company, we believe that our responsibility to patients worldwide is to offer affordable alternatives to expensive medicines and to help patients better manage their health.

Our Promises and our Core Tenets:

We deliver on our purpose through a set of promises we make to our customers and partners:

•	to bring expensive medicines within reach;
•	to address unmet patient needs;
•	to help patients manage disease better;
•	to work with partners to help them succeed; and
•	to enable our partners to ensure that our products are available where needed.

The work we do to deliver on these promises is guided by our core tenets of:

•	pioneering work based on science;
•	progressive people practices; and
•	rigor in governance.

Our Product and Service Offerings

Global Generics
: We aim to provide access to affordable medication through generics, both for small and large molecules. We have also diversified into consumer health and innovative products with the
aim to improve the standard of care available to patients.

•
Branded and Unbranded Generics:
We develop, manufacture, and market a portfolio of high-quality generic drugs at an affordable price. We seek to have a portfolio of credible brands, focused on delivering first-to-market, differentiated products to doctors and patients in both branded and unbranded generics markets. Our vertical integration helps ensure that quality products are always available to patients. We have also entered into strategic partnerships with third parties to sell our products in markets where we do not have our own sales and distribution operations.

•
Biosimilars:
We seek to accelerate access to generic versions of biological products globally through our own fully integrated organization that spans development, manufacturing and marketing activities, in combination with strategic partnerships. Having launched multiple biosimilar products in India and other emerging markets, we have also taken this business into highly regulated markets.

•	Consumer Healthcare: We offer differentiated, science-backed and clinically proven consumer health products to holistically improve patients’ health outcomes and quality of life.

•
Innovation:
We seek to cater to unserved, underserved or unarticulated patient needs by leveraging our current endowments to bring innovation to the patient, including new chemical entities (“NCEs”)/ new biological entities (“NBEs”), cell and gene therapy (“CGT”) and digital therapeutics.

Pharmaceutical Services and Active Ingredients (“PSAI”)
: Our PSAI segment is comprised of our
active pharmaceutical ingredients (“API”) business and our pharmaceutical services business. Through both these businesses, we aim to offer technologically advanced products and niche product services, internally and externally.

•
API:
Our product offerings include complex, differentiated, high quality and affordable APIs, backed by strong chemistry and synthesis skills. This enables launches at competitive prices of our own products as well as of our customers.

•	Pharmaceutical Services: We aim to offer niche product service capabilities, technology platforms, and competitive cost structures to innovator and biotechnology companies.

Others
:
This segment consists of various other business operations including our wholly-owned subsidiaries, AOL and our Proprietary Products business.
AOL is a specialized biotechnology company engaged in discovery and early clinical development of novel, best-in-class therapies to treat cancer and inflammatory diseases.
Our Proprietary Products business focuses on commercialization of differentiated formulations through partnerships to maximize value.

We continue to strengthen on our core generic businesses and build on our future growth drivers to meaningfully improve the lives of patients by addressing unmet patient needs across the illness-to-wellness spectrum
.

Operating priorities

To create sustainable customer value across our operations, we have been investing in the following priorities:

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

Pillars of our growth Strategy

To maximize our impact and reach more patients, o
ur growth strategy is built on three pillars:

•
Market leadership in our chosen spaces:
We strive to increase product launches which are first to market, develop complex and differentiated products, enhance access to innovative products and deepen our market presence through new ‘go to market’ channels. We offer a strong value proposition through cost leadership, backward integration, reliable customer service, and a strong compliance track record for our customers.

•
Operational excellence and continuous improvement:
Our aim is to significantly to continually optimize productivity and resource utilization to accelerate product launches, improve cost competitiveness, and enhance responsiveness to customer needs.

•
Patient focused innovation:
We aim to offer a portfolio of innovative, differentiated products in chosen spaces through to address the unmet needs of the patient, better condition management and enhanced and consistent customer engagement.

These three pillars are underpinned by sustainability, which drives our resolve to address societal needs through our sustainability goals of:

•	being committed to environmental stewardship;
•	making our products accessible and affordable for patients;
•	contributing to a fairer and more socially inclusive world; and
•	enhancing trust with our stakeholders.

Refer to our Sustainability disclosures available on our website for more detailed information regarding our environmental goals and activities. Nothing on our website or any section thereof shall be deemed incorporated by reference into this Annual Report on Form 20-F or any other filing with the U.S. Securities and Exchange Commission.

OUR PRINCIPAL AREAS OF OPERATIONS

The following table shows our revenues and the percentage of total revenues of our business segments for the years ended March 31, 2025, 2024 and 2023, respectively:

	For the year ended March 31,
Segment	2025				2024				2023
	(Rs. in million, U.S.$ in million)
Global Generics	U.S.$	3,389	Rs.	289,552	89%	Rs.	245,453	88%	Rs.	213,768	87%
PSAI		396		33,846	10%		29,801	11%		29,069	12%
Others		25		2,137	1%		3,910	1%		3,042	1%
Total Revenue	U.S.$	3,810	Rs.	325,535	100%	Rs.	279,164	100%	Rs.	245,879	100%

Revenues by country and by therapeutic area for the years ended March 31, 2025, 2024 and 2023 are discussed in Note 5
(“Segment Reporting”)
to our consolidated financial statements
.

Global Generics Segment

Revenues from our Global Generics segment were Rs.289,522 million for the year ended March 31, 2025, an increase of 18% as compared to Rs.245,453 million for the year ended March 31, 2024. The revenue increase was in all four business geographies of this segment: North America (the United States and Canada), Europe, “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, China and Australia) and India.

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

In
d
i
a

During the year ended March 31, 2025, India accounted for
19%
of our total Global Generics segment sales. In India, our key therapeutic categories include gastro-intestinal, cardiovascular and anti-diabetic, dermatology, oncology, respiratory, stomatology, urology, nephrology, Vaccines and pain management.

As of March 31, 2025, we had a total of 443 branded products in India. Our top ten branded products together accounted for 23% of our revenues in India in the year ended March 31, 2025. According to IQVIA, a provider of market research to the pharmaceutical industry, in its moving annual total report for the twelve-month period ended March 31, 2025, our secondary sales in India grew by 8.41%. In comparison, the Indian pharmaceutical market experienced growth of 8.03% during such period. Strategic Marketing Solutions and Research Center Private Limited (“SMSRC”), a prescription market research firm, in its report measuring pharmaceutical prescriptions in India for the twelve-month period ended February 2025, ranked us 7 th
in terms of the number of prescriptions generated in India during such period.

S
a
l
e
s
,
m
a
r
k
e
t
i
ng
a
n
d
d
i
s
t
r
i
bu
t
i
on
n
e
t
w
ork

We generate demand for our products through our ~9,000 sales representatives (which include representatives engaged by us on a contract basis through a service provider) and front line managers, who frequently visit doctors to detail our related product portfolio. They also visit various pharmacies to ensure that our brands are adequately stocked.

We sell our products primarily through clearing and forwarding agents to approximately 5,900 wholesalers who decide which brands to buy based on demand. The wholesalers pay for our products within an agreed credit period and in turn sell these products to retailers. Our clearing and forwarding agents are responsible for transporting our products to the wholesalers. We pay our clearing and forwarding agents on a commission basis. We have insurance policies that cover our products during shipment and storage at clearing and forwarding locations.

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
3.1%
,
a
c
c
or
d
i
ng
t
o
I
QVIA
i
n
i
t
s
moving annual total
r
e
po
r
t
f
o
r
t
h
e
twelve-month
p
e
r
i
od
e
nd
e
d
M
a
r
c
h
31, 2025.

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

G
o
v
e
rn
m
e
n
t
r
e
g
u
l
a
ti
o
ns

From time to time, any change in regulatory requirements in the key geographies in which we operate might require us, along with the rest of the industry, to make necessary corresponding changes in our approach
. Compliance
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

Pharmaceutical industry associations such as the Organization of Pharmaceutical Producers of India (“OPPI”) have made presentations to the government on the difficulties of implementation of the UCPMP as it stands today. As a company, we continue to work with industry associations such as the Indian Pharmaceutical Alliance (“IPA”) and the Federation of Indian Chambers of Commerce and Industry (“FICCI”) on such matters of policy.
T
he
m
a
nuf
a
c
t
ur
i
ng
a
nd
m
a
r
k
e
t
i
ng
of drug
s
,
d
rug
pro
d
u
c
t
s
a
nd
c
o
s
m
e
t
i
c
s
i
n Ind
i
a
i
s
go
v
e
rn
e
d
by
m
a
n
y
s
t
a
t
u
t
e
s
,
r
e
gu
l
a
t
i
ons
a
nd gu
i
d
e
l
i
n
e
s
,
i
n
c
l
u
d
i
ng
but
n
ot
l
i
m
i
t
e
d
t
o
t
he fo
l
l
o
w
i
ng:

•	T he D rugs a nd Co s m e t i c s A c t , 1940 a nd t he D ru g s a nd C o s m e t i c s R u l e s , 1945;
•	T he D rugs a nd M a g i c R e m e d i e s ( O b j e ct i on a b l e A d v e r t i s e me n t s ) A ct , 1954;
•	T he N a r c o t i c D rugs a nd Ps y c h o t ro p i c S ub s t a n c e s A c t , 1985;
•	T he D rugs ( P r i c e Con t ro l ) O rd e r, 19 9 5 and 2013, r e a d i n c o n j un c t i on w it h t he E ss e n t i a l Co mm od i t i e s A c t , 19 5 5;
•	T he National Pharmaceuticals Pricing Policy, 2012 ; and
•	Uniform Code for Pharmaceutical Marketing Practices, 2024.

These statutes, regul
a
t
i
ons
a
nd
gu
i
d
e
l
i
n
e
s
gov
e
rn
t
he
m
a
nuf
a
ct
u
r
i
n
g
,
t
e
s
t
i
ng,
p
a
c
k
a
g
i
n
g
,
l
a
b
e
li
n
g
,
s
t
or
i
ng,
r
e
c
ord-k
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

From time to time (most recently on March 31, 2025), the NPPA has announced an upward revision in the maximum prices of various drugs, as a result of positive inflation as measured by India’s Wholesale Price Index.

Such ongoing price control changes, product bans and other changes can disrupt the Indian branded pharmaceutical market and negatively impact the revenues and profitability of our Indian business and our company.

Russia and other Countries of the former Soviet Union and Romania

Russia

Russia accounted for
9%
of our Global Generics segment’s revenues in the year ended March 31, 2025. IQVIA ranked us 17 th
in retail sales in Russia, with a market share of 1.7% for the twelve months ended March 31, 2025.

According to IQVIA, as per its moving annual total report for the twelve months ended March 31, 2025, our sales value increase was
10.0
% and our sales volume decreased by
0.5
% for such period, as compared to the Russian pharmaceutical market value growth of 14.3% for such period. The Russian pharmaceutical market’s volume also decreased by
2
.7% for such period. We were the top ranked Indian pharmaceutical company in Russia for such period.

Our top five brands, Nise
®
,
Omez
®
,
Femibion
®
, Ibuclin
®
and Nasivin
®
accounted for 58.7% of our retail sales in Russia for the 12 months ended March 31, 2025, according to IQVIA data. Nise
®
(pain management product, including systemic and topical form), Omez
®
(an anti-ulcerant product), Femibion
®
(vitamins for pregnant women), Ibuclin
®
(for cold and flu) and Nasivin
®
(for cold and flu) were ranked as the 39
th
, 65
th
, 130
h
, 102
rd
and 125
th
best-selling formulation brands, respectively, in the Russian market by IQVIA in its retail segment report for the moving twelve months ended March 31, 2025. (Note that Nasivin
®
and Femibion
®
are distributed and promoted by us under a licensing agreement and the brand is owned by the licensor). Our strategy in Russia is to focus on the gastro-intestinal, pain management, cough and cold, allergy and oncology therapeutic areas. Our focus is on building leading brands in these therapeutic areas in prescription, over-the-counter and hospital sales.

Our Global Generics segment’s revenues measured in Indian rupees, in Russia increased by 16% during the year ended March 31, 2025 as compared to the year ended March 31, 2024.
In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues in
creased by
24
% for the year ended March 31, 202
5
as compared to the year ended March 31, 202
4
.
This
revenue increase
was supported by higher volumes (9%), new products (8%) and higher prices (7%). All promoted brands (excluding certain products with production delay issues) showed double-digit growth. Such growth was driven in part by external factors, such as a more severe allergy season as well as stock shortages by certain of our competitors in the allergy and pain therapeutic areas.

Impact on our operations due to the military conflict between Russia and Ukraine

We operate in Russia through our subsidiary Dr. Reddy’s Laboratories LLC, Russia with an employee headcount of 911.

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

Other Countries of the former Soviet Union and Romania

We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus, Uzbekistan and Romania. For the year ended March 31, 2025, revenues from these countries accounted for 3% of our total Global Generics segment’s revenues. Due to the military conflict between Russia and Ukraine, there has been an imposition of martial law in Ukraine. Our business in Ukraine has been marginally impacted and currently the operations are being continued with flexible schedules. All employees have been relocated to safer locations and continue to fulfill their responsibilities in hybrid format depending on local safety consideration. We continue to ensure availability of our products in these markets. Management continues to monitor the current evolving situation and respond accordingly.

Sales, marketing and distribution network

Our marketing and promotion efforts in our Russia market is driven by a team of 565 medical representatives and 69 managers to detail our products to doctors in 70 cities in Russia. Our commercial team consists of 16 key account managers and is focused on establishing a network of relationships with key pharmacy chains. Our Russia hospital division has 32 hospital specialists focused on expanding our presence in hospitals.

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

Competition

Our principal competitors in the Russian market include Berlin-Chemie/Menarini Pharma GmbH, KRKA Pharma Limited, Teva Pharmaceutical Industries Limited, Lek-Sandoz Pharmaceuticals (an affiliate of Novartis Pharma A.G.) and Zao Ranbaxy (an affiliate of Sun Pharmaceutical Industries Limited).

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

The goal of the Pharma 2020 plan was to reduce Russia’s reliance on imported pharmaceutical products and increase Russia’s self-sufficiency in that regard. According to this program, 90% of drugs from the list of “Essential and Vital Drugs” (also known as the “ZhNVLP”) should be produced by local pharmaceutical companies. By the end of the year 2018, this target was almost achieved (84.2% vs planned 90%).

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

In September 2020, the Government of the Russian Federation approved a Strategy for the development of immunoprophylaxis for the next 15 years. The document was developed on behalf of the President of Russia and defines an action plan until 2035. The strategy focuses on the immunoprophylaxis of a number of infections, such as diphtheria, measles, rubella, viral hepatitis B, and seasonal flu. The strategy's activities are divided into six main areas:

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

Reference pricing regime

During the year ended March 31, 2010, the Russian government announced a reference pricing regime, pursuant to which a price freeze on certain drugs categorized as “essential”, based on a list of “Essential and Vital Drugs” (also known as the “ZhNVLP”, which was updated in 2019). This was implemented effective as of April 2010.

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

On April 8, 2025, Russia approved Resolution
No. 462,
 “On state regulation of prices for medicines included in the list of vital and essential medicines for medical use.”

The document establishes the possibility of accessing the aforementioned registration service electronically, including via the public services portal, and introduces some changes to process and deadlines.

The resolution comes into force on September 1, 2025 and is valid until September 1, 2031.

State Regulation of Prices for Vital and Essential Medicines

Russia’s Federal Laws No. 34-FZ dated March 8, 2015 and No. 134-FZ dated June
6
, 2019 amended the Federal Law 61-FZ “On Circulation of Medicines”. The amendments created rules for the registration, manufacture and quality control of medicines, including rules for the calculation, registration and re-registration of the maximum retail prices of vital and essential medicines established by the ZhNVLP (the “EDL”).

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

Interactions between healthcare professionals and medical product companies

Federal Law No. 323-FZ, titled “On the Fundamentals of Healthcare for Russian Citizens” imposes stringent restrictions on interactions between (i) medical and pharmaceutical workers (physicians and pharmacists), healthcare management organizations and certain other parties (collectively referred to as “healthcare professionals”) and (ii) pharmacies or companies that develop, produce or distribute drugs or medical devices (collectively referred to as “medicinal product companies”) and any representatives or intermediaries acting on their behalf (collectively referred to as “medical product representatives”).

Some of the key provisions of this law are prohibitions on:

•
one-on-one meetings and communications between healthcare professionals and medicinal product representatives, except for participation in clinical trials, pharmacovigilance, group educational events for healthcare professionals and certain other events approved by Russia’s Healthcare Organization Administration and aimed to provide information on pharmacovigilance;

•
the acceptance by a healthcare professional of gifts, monetary transactions (except for remuneration under contracts for clinical trials of medicinal products, clinical trials of medical devices, remuneration related to teaching and/or research activities of a healthcare professional) or any payment for entertainment, recreation, transportation to the place of recreation, as well as participation in entertainment events held at the expense of the medical product companies;

•	the agreement by a healthcare professional to prescribe or recommend a drug product or medical device (except for clinical trials of drugs or medical devices);

•
receipt of samples of medicinal products, medical devices from the company, company representative for delivery to patients (except for cases related to clinical trials of medicinal products, clinical trials of medical devices)

•
provision of unreliable and (or) incomplete information about the medicinal products and medical devices used when prescribing a course of treatment to a patient, including concealing information about the availability of similar medicinal products and medical devices in circulation;

•
issuance of prescriptions for medicinal products and medical devices on forms (receipts) containing information of an advertising nature, as well as on prescription forms on which the name of the medicinal product or medical device is pre-printed.

Moreover, healthcare professionals shall disclose any “conflict of interest” during their routine work or in case of development and review of clinical recommendations to head of healthcare institution or head of pharmacy, the latter shall also inform the federal executive body in 7-day period. The conflict of interest shall be settled by a federal executive body which forms a designated commission.

The Federal Law 61-FZ “On Circulation of Medicines” also restricts the same interactions as described above, but further includes regulations on interactions between pharmaceutical companies and medical professionals in connection with events sponsored by pharmaceutical companies. Under these regulations, in the event that pharmaceutical companies wish to sponsor certain scientific, medical education or similar events, they are required not to:

•	impale the competitors (companies that produce or sell medicinal products for medical use with a similar mechanism of pharmacological action) from participating in these events

•	create discriminatory conditions for some participants as compared to other participants

•
provide different amount of time for the participants' lectures, different places for demonstration of drug samples or drug advertising materials at expositions, stands, except if the time and placement difference is stipulated in the contract between organizations;

•	set the fee for participants which exceeds the cost of organizing the said events and leads to an unreasonable limitation of the number of participants.

Organizations shall make certain disclosures on their websites and to Russia’s Federal Healthcare Surveillance Service (Roszdravnadzor) two months prior to event, describing the date, place and time of the event and the plans, preliminary programs and participant’s lists for discussion.

Liability for non-compliance with such restrictions extends to both the healthcare professionals and the pharmaceutical companies. No specific liability has currently been prescribed for pharmaceutical companies, however, some transactions (such as gifts and entertainment) may fall under article 19.28 of the Code of Administrative Offences (illegal remuneration on behalf of the company).

On November 24, 2021, the Ministry of Health of the Government of Russia adopted an order No. 1094n
(effective until March 1, 2028)
that binds physicians to prescribe medicinal products by International Nonproprietary Name (“INN”) (i.e., active substance) and in case of INN absence - by grouping or chemical name. In the absence of both INN grouping or chemical name of a drug, the drug is prescribed by a physician by trade name. In case of special medical indications (i.e. individual intolerance) by decision of the medical commission of a healthcare institution drugs that are not included in the standards of medical care or clinical recommendations may be prescribed.

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

Monitoring System of Movement of Medicines, Food Supplements and Cosmetics from the Producer to the Final Consumer

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
(As per Art. 2, Federal Law No. 462-FZ dated December 27, 2019).

Under Resolution of the Government of the Russian Federation of April 29, 2021 No. 673, until February 28, 2023, an experiment on labeling serialization of food supplements took place in Russia. The mandatory labeling of certain food supplements started on October 1, 2023 under Governmental Decree No 866 dated May 31, 2023.

Governmental act of the Government of the Russian Federation from 30.11.2024 No 1681 defining the mandatory labeling of cosmetics products in Russia starting from October 1, 2025.

Antimonopoly compliance in Russia

On March 1, 2020, the Russian President signed the bill setting forth the legal framework for the internal systems of antimonopoly compliance, which amends Federal Law No. 135-FZ «On protection of competition» with article 9.1 (the "Compliance Amendments"). The Compliance Amendments came into force on March 12, 2020.

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

This Compliance system must include at minimum:

•	Requirements for the procedure to assess the risks of antitrust law violations related to the business entity's operations;

•	Measures aimed at reducing the business entity's risks of violating antitrust law during its activities

•	Measures for the business entity to monitor the functioning of the internal compliance system with antitrust requirements;

•	Procedures for informing the entity’s employees about the internal act(s);

•	Information about the official responsible for ensuring the functioning of the internal antitrust compliance system.

A Russian company may send the Compliance System to the Russian Federal Antimonopoly Service (the “FAS”) for prior approval, and approval shall be granted by the FAS in 30 calendar days. This mechanism allows minimizing risks of violation of the antimonopoly law and imposition of the respective administrative fines if the Compliance System is approved by the FAS and the company follows it in practice. This incentive was established by Clarification of FAS of Russia dated 02.07.2021 N 20 (on the system of internal compliance with antimonopoly legislation requirements).

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

Personal data protection

Russia has a number of recently enacted or amended laws on data protection, including the following:

●
Federal Law No. 421-FZ (Effective December 11, 2024): Introduced criminal penalties for the illegal use, transmission, collection, or storage of personal data. Penalties also apply to creating or operating information resources designed for such illegal activities.

●
Federal Law No. 420-FZ (Effective May 30, 2025): Imposes fines for unauthorized disclosure, misuse of biometric data, and failure to notify the Roskomnadzor (
Russian data protection authority
) of breaches. Fines for companies range from RUB 20m (U.S.$ 200,000) to RUB 500m (U. S$ 5 million) or 1–3% of annual revenue.

●
Amendments to Federal Law No. 152-FZ Stricter Localization Rules (Effective July 1, 2025): This mandates that personal data of Russian citizens must be stored on servers within Russia. Applies to both data controllers and third-party processors. Organizations must also notify the Roskomnadzor of cross-border transfers and meet compliance standards.

Recent regulatory trends in Russia include proactive enforcement, higher penalties, and an emphasis on data sovereignty and localization, reflecting a stronger regulatory approach to privacy.

North America (the United States and Canada)

During the year ended March 31, 2025, North America (the United States and Canada) accounted for 50% of our total Global Generics segment sales. In the United States, we sell generic drugs that are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA or Health Canada, as applicable, standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.

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

Through coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. During the year ended March 31, 2025, we filed 10 new Abbreviated New Drug Applications
(“
ANDAs
”)
with the U.S. FDA. As of March 31, 2025, 76 generic filings were pending approval from the U.S. FDA. These are comprised of 73 ANDAs and 3 New Drug Applications (“NDAs”) filed under Section 505(b)(2) of the U.S. Federal Food, Drug, and Cosmetic Act. Of the 73 ANDAs, 44 are Paragraph IV applications, and we believe that 20 of these have the ‘First to File’ status.

We have two ongoing Investigational New Drugs (“IND”) applications for our proposed biosimilars. For Rituximab, all clinical trials have been successfully completed, and our Biologics License Application (“BLA”) and New Drug Submission (“NDS”) are under active review with the U.S. FDA and Health Canada, respectively. We also received marketing authorizations for our Rituximab product in the European Union and the United Kingdom in 2024.  For Abatacept, our clinical studies are ongoing.

We have also filed a BLA or Marketing Authorization Application (“MAA”) for our proposed biosimilar Denosumab with the U.S. FDA and the European Medicines Agency (“EMA”), respectively and our applications have been accepted for review. We also have pre-INDs opened for two other early-stage molecules.

Our Canada business generated revenues of Rs.2,731
million during the year ended March 31, 2025. This business includes revenues from certain profit sharing arrangements with distributors who market certain of our generic products. As of March 31, 2025 we have filed a cumulative total of six
NDSs, one Drug Identification Number (“DIN-A”) Application, 80 Abbreviated New Drug Submissions (“ANDS”) and one Class III Natural Health Product (NHP) in Canada, out of which 52 were approved, one tentatively approved (with Intellectual Property Hold status), 14 were withdrawn or cancelled and 20 are pending approval. Additionally, Dr. Reddy’s Canada has expanded its presence in the Natural Health Products landscape, adding ten in-licensed Natural Health Products to its portfolio in the year ended March 31, 2025.

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

Our over-the-counter (“OTC”) division primarily markets and distributes store brand OTC products, but expanded into the branded OTC segment in May 2016, developing a new channel for our growth. This division has successfully launched over 25 products. OTC products include store brand generic equivalents of products that approved to be sold Over-the-counter in the U.S. market. Many of the products may also originally have had prescription drug status and are switched to OTC drug status by the innovator upon U.S. FDA approval (sometimes called “Rx-to-OTC switch” products). Our OTC division services a broad range of customers, including drug retailers, mass merchandisers, food chains, drug wholesalers, distributors, GPOs, and more recently, e-commerce or online retailers as well. Over last few years, we have substantially expanded our portfolio offering. We launched four new products in the market during the year ended March 31, 2025, which included OTC Esomeprazole Tabs, OTC Omeprazole and Sodium Bicarbonate Powder for Oral Suspension, OTC Acetaminophen and Ibuprofen Tabs and OTC Esomeprazole Mini Capsules.

During the year ended March 31, 2025, we continued to build out our presence in the Self-care and Wellness space by focusing on building out our consumer health brands as part of our innovation initiatives. This included ramping our e-commerce only brand HealthCareAisle, which included growing our share on base products and launching of multiple new products on the Amazon marketplace. We also started renovating our existing brands of Doan’s
®
and Habitrol
®
and we also completed the integration of the MenoLabs
®
business, which we acquired from Amyris in its Chapter 11 bankruptcy sales process back in Dec 2023. MenoLabs
®
is a leading women’s health and dietary supplement branded portfolio which includes multiple branded products designed to provide health support and address symptoms of perimenopause and menopause.

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

Government regulations

U.S. Regulatory Environment

Pharmaceutical
companies
operating in the United States are subject to extensive regulation by the U.S. Food and Drug Administration (
the “U.S.
FDA
”)
and other federal agencies under statutes such as the Federal Food, Drug, and Cosmetic Act, the Hatch-Waxman Act, and the Generic Drug Enforcement Act. These regulations govern all aspects of product development and commercialization, including testing, manufacturing, labeling, storage, distribution, and marketing
.

Our facilities and products are routinely inspected by the
U.S.
FDA to ensure compliance with current Good Manufacturing Practices
(“
cGMP
”).
Non-compliance may result in significant enforcement actions, including warning letters, product recalls, import alerts, suspension of manufacturing or distribution, and civil or criminal penalties. The
U.S.
FDA also has the authority to deny or revoke product approvals and halt operations of non-compliant facilities.

We invest substantial resources in quality systems, regulatory compliance, and manufacturing excellence to maintain high standards and ensure uninterrupted market access for our generic products in the
United States
.

U.S.
FDA approval timelines for ANDAs are influenced by patent challenges and statutory exclusivity periods, including “Pediatric Exclusivity” that adds six months to existing exclusivity if pediatric studies are conducted for eligible products, “Orphan Drug Exclusivity” that grants seven years of market exclusivity for drugs treating rare diseases and “180-Day Exclusivity” that is available to first Paragraph IV filers, subject to forfeiture under certain conditions per the Medicare Modernization Act of 2003.
These regulatory frameworks significantly impact the timing and ability to bring generic products to market in the
United States
.

The U.S. Controlled Substances Act
(“
CSA
”)
establishes a closed system for the distribution of controlled substances, overseen by the Drug Enforcement Administration
(“
DEA
”).
Entities involved in the manufacture, distribution, import, or export of controlled substances must register annually and comply with stringent requirements related to security, recordkeeping, and reporting. The DEA categorizes substances into five schedules based on potential for abuse and medical use.

Non-compliance can result in civil penalties, registration revocation, or criminal prosecution. In early 2025, the DEA introduced new regulations for prescribing controlled substances via telehealth, aiming to balance access to care with safeguards against misuse.

Title XI of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003
(“
MMA
”)

On October 6, 2016, the U.S. FDA
issued a final rule to implement new regulations that govern the approval of applications under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act
(“FD&C Act”)
in the United States, and of ANDAs. This rule
revised
and
clarified
U.S. FDA regulations as to matters such as: the procedures and requirements for providing notice to each patent owner and the NDA holder of certain patent certifications made by applicants submitting 505(b)(2) applications or ANDAs; the availability of 30-month stays of approval on 505(b)(2) applications and ANDAs that are otherwise ready to be approved; submission of amendments and supplements to 505(b)(2) applications and ANDAs; and the types of bioavailability and bioequivalence data that can be used to support these applications. This rule was effective December 5, 2016

FDA Safety and Innovation Act and User Fee Programs

The Food and Drug Administration Safety and Innovation Act
(“
FDASIA
”)
of 2012 strengthened oversight of the U.S. drug supply chain by requiring routine
U.S.
FDA inspections of both domestic and foreign manufacturers. It also introduced the Generic Drug User Fee Act
(“
GDUFA
”)
and Biosimilar User Fee Act
(“
BsUFA
”),
enabling the
U.S.
FDA to collect user fees to support the review of generic and biosimilar applications.

The FDA Reauthorization Act of 2017
(“
FDARA
”)
extended these programs through 2022, introducing new fee structures and review goals to improve efficiency. FDARA also established the Competitive Generic Therapy
(“
CGT
”)
designation to promote competition in markets with limited generic options, offering potential 180-day exclusivity.

Subsequent reauthorizations—GDUFA III and BSUFA III—effective through 2027, continue to enhance regulatory efficiency, support first-cycle approvals, and improve communication between the FDA and industry. These programs also address emerging issues such as nitrosamine impurity risk and complex product development.

The Prescription Drug User Fee Act (“PDUFA”) VII was reauthorized in 2024, which includes provisions to enhance the U.S. FDA's ability to review and approve new drugs more efficiently.

Other Recent Developments and Trends for the U.S. FDA

In recent years, the U.S. FDA has undertaken several initiatives to modernize and streamline regulatory processes. In October 2024, the agency began a reorganization aimed at improving operational efficiency. The
U.S.
FDA continues to prioritize accelerated approval pathways and is exploring the use of emerging technologies, such as artificial intelligence, in clinical trials and drug evaluations.

The agency expanded its authority over drug advertising through the implementation of a final rule aimed at improving the clarity and transparency of direct-to-consumer
(“
DTC
”)
prescription drug advertisements on television and radio. It also issued final guidance in August 2023 on acceptable intake limits for nitrosamine impurities and draft guidance in February 2024 on reporting manufacturing disruptions under section 506C of the FD&C Act.

In March 2025, the U.S. administration announced plans to reduce
U.S.
FDA staffing by 3,500 positions, potentially impacting drug review timelines. These developments reflect the
U.S.
FDA’s evolving regulatory landscape and may influence the timing and approval of generic drug applications.

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

The American Rescue Plan Act of 2021, enacted in March 2021, included a provision eliminating the statutory cap on rebates that drug manufacturers pay to Medicaid programs for Medicaid-covered drugs, which eliminated the rebate cap of 100% of the average manufacturer price (“AMP”)
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

Drug Quality and Security Act and Drug Supply Chain Security Act

The Drug Supply Chain Security Act (DSCSA), enacted in 2013, established a federal system for tracking prescription drugs through the U.S. supply chain. It mandates serialization of drug packages and electronic traceability to enhance drug distribution security and prevent counterfeit products. As of November 27, 2023, all trading partners are required to use secure, interoperable electronic systems to exchange and verify transaction data at the package level.

The law also
strengthened
licensing requirements for wholesale distributors and third-party logistics providers. In October 2024, the
U.S.
FDA granted temporary exemptions from certain DSCSA requirements to allow additional time for trading partners to implement necessary data connections.

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

21st Century Cures Act

On December 13, 2016, the 21st Century Cures Act was enacted into law in the United States, and was
intended to promote biomedical innovation and personalized medicines. The 21st Century Cures Act increased funding for the National Institutes of Health and the U.S. FDA and
provided
for the implementation of, among other reforms, enhanced pathways for medical product approval and the modernization and harmonization of clinical trial procedures over a period of several years.

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

Coronavirus Aid, Relief, and Economic Security
(“
CARES
”)
Act 2020

The CARES Act, enacted in March 2020 in response to the COVID-19 pandemic, expanded the U.S. FDA’s authority to address drug shortages and modernize regulatory oversight. It mandated
annual reporting of drug manufacturing volumes and
enhanced
supply chain transparency. The Act also introduced reforms to the regulation of over-the-counter
(“
OTC
”)
monograph drugs, replacing the rulemaking process with an administrative order system and establishing a user fee program to support timely
U.S.
FDA reviews.

Additionally, the
U.S.
FDA issued guidance on remote regulatory assessments and risk management plans to mitigate drug shortages. Although the COVID-19 public health emergency expired in May 2023, the
U.S.
FDA remains actively engaged in pandemic-related oversight and preparedness.

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

Other matters

Refer to Note 32 (“Contingencies”) of our consolidated financial statements for discussions of the following lawsuits, investigations and proceedings:

•
Ranitidine recall and litigation;

•
United States Antitrust Multi-District Litigations; and

•
Revlimid
®
Antitrust Litigation.

CANADA REGULATORY ENVIRONMENT

In Canada, we are required to file product dossiers with the Health Canada for permission to market a generic pharmaceutical product. The regulatory authorities may inspect our manufacturing facility before approval of the dossier. As of March 31, 2025 we have filed a cumulative total of six New Drug Submission (“NDS”), one Drug Identification Number (“DIN-A”) Application, 80 Abbreviated New Drug Submissions (“ANDS”) and one Class III Natural Health Product (NHP) in Canada, out of which 52 were approved, 1 tentatively approved (IP Hold), 14were withdrawn or cancelled and 20 are pending approval. Additionally, Dr. Reddy’s Canada has expanded its presence in the Natural Health Products landscape, adding ten in-licensed Natural Health Products to its portfolio in the year ended March 31, 2025.

Europe

Our sales of generic medicines in Europe for the year ended March 31, 2025 were Rs.35,882 million, which accounted for 12% of our Global Generics segment’s sales. Our principal markets in Europe are Germany, France, Italy, Spain, and United Kingdom
as well as the global portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy category which we acquired from Haleon UK Enterprises Limited (the “Acquired NRT Business”).
In addition, through distribution partners we access our portfolio of hospital customers. These markets include Austria, Albania Belgium, Czech Republic, Denmark, Finland, Ireland, Kosovo, Netherlands, Poland, Portugal, Slovakia, Norway, and Sweden.

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

Switzerland - acquisition of Haleon’s Global Portfolio of Consumer Health Brands

During the year ended March 31, 2025, we completed the acquisition of Haleon UK Enterprises Limited’s global portfolio of consumer healthcare brands, outside of the United States, in the Nicotine Replacement Therapy category. We continue to manage this business, including contract manufacturing activities, from Switzerland. (Refer to Note 36.B. (
“Business combination - Business transfer agreement with Haleon”) of our consolidated financial statements for further details).

United Kingdom and other Countries within Europe

We market our pharmaceutical products in the United Kingdom through our U.K. subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited, which was formed in 2003.We currently sell more than 65 products in the United Kingdom, covering both International Nonproprietary Name generics, branded generics, biosimilars and over-the-counter medicines. Our portfolio is sold via wholesale, retail and hospital channels, OTC products are available in mass channels and via e-commerce channels. While the retail business covers a broad range of therapeutic areas, the hospital business focuses on key areas such as oncology, anti-invective and HIV. In this fiscal year, we launched our first private label product to leading pharmacy chain continuing our efforts in OTC segment. We have successfully started distribution of the biosimilars in UK, launching bevacizumab with brand name Versavo.

Through our subsidiaries in France, Italy and Spain we have established ourselves as a trusted partner for the countries hospitals segment.

Our product mix in these markets focuses on a limited number of key therapy areas such as pulmonary hypertension, oncology, anti-infective and HIV, leveraging our portfolio.

We work with partners who make our products available in Austria, Albania Belgium, Czech Republic, Denmark, Finland, Ireland, Kosovo, Netherlands, Poland, Portugal, Slovakia, Norway, and Sweden. This strategy allows us to scale our operations across Europe.

Competition

The German market is highly competitive as a result of a large number of generic players and the predominance of a tender system which drives competition. Our key competitors within the German generics market include Sandoz International GmbH, Teva Pharmaceutical Industries Limited (“Teva”), Zentiva Pharma GmbH and Stada Arzneimittel AG.

According to the British Generic Manufacturers Association, the United Kingdom is one of the largest markets for generic pharmaceuticals in Europe, with generic penetration of around 84%, and is also one of the most price competitive markets due to a high degree of vertical integration and consolidation of buyers, as more than approximately 60% of the retail pharmacies are owned by wholesalers or are part of retail chains. In addition, the market has relatively low barriers of entry. The generic market is dominated by global pharmaceutical companies such as Teva, Accord, and Sandoz.

In Italy, Spain and France, we compete with companies such as, Zentiva, Ever Pharma, Medac, Teva and Accord Healthcare Limited (an affiliate of Intas Pharmaceuticals Ltd.), each of which has a well-established presence in the hospital segment of these countries.

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

Our U.K. facilities are licensed and periodically inspected by the U.K. Medicines and Healthcare Products Regulatory Agencies (“MHRA”) good manufacturing practice Inspectorate, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance can result in product recall, plant closure or other penalties and restrictions. In addition, the MHRA Inspectorate has approved and periodically inspected our manufacturing facilities based in Hyderabad and Vishakhapatnam, India, for the manufacture of generic medicines for supply to the United Kingdom.

All pharmaceutical companies that manufacture and market human medicinal products in Germany are subject to the applicable rules and regulations executed by the Federal Institute for Drugs and Medical devices (“BfArM”) or the Paul-Ehrlich-Institut and the supervisory authorities of the respective federal state in Germany.

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

Regulation 205B (Guidance in respect of good pharmacovigilance practice and post authorization efficacy studies) of the U.K. Human Medicines Regulations 2012, as inserted by regulation 169 of SI 2019 No. 775, states that the guidance issued by the Commission under Article 108a of the 2001 Directive on good pharmacovigilance practices (“GVP”) continues to apply to both the MHRA and U.K. marketing authorization holders until the date on which the MHRA publishes guidance on GVP. It also states that while the Commission guidance on GVP continues to apply in the United Kingdom, the MHRA may determine that specific provisions of it no longer apply in the United Kingdom or are to be read subject to modification.

The International Standards for Identification of Medicinal Products (“IDMP”), comprising five International Organization for Standardization (“ISO”) standards, were approved in calendar year 2012. These standards are designed to allow unambiguous identification of medicinal products across companies and regions in order to support and improve pharmacovigilance and other activities.

For various reasons, the implementation of IDMP has experienced a series of delays. However, the EMA has now published the Product Management Service system publicly and transferred the authorized products data from its current SIAMED and xEVMPD systems. At present, marketing authorisation holders (“MAHs”) are required to submit the data through xEVMPD. Eventually, direct updates to the new system are expected to occur after 2025.

The EMA has adopted the Health Level 7 Fast Healthcare Interoperability Resources messaging standard for the EU wide implementation of IDMP, and the full implementation will happen through four domains: Substance, Product, Organization, and Reference Data.

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

The decision for the United Kingdom to exit from the EU (the “Brexit”) and the related Windsor Framework agreement between the EU and the U.K. has impacted pharmacovigilance operations. The Brexit transition period ended as of December 31, 2020 and the MHRA issued guidance for the pharmaceutical industry to follow from January 1, 2021. The requirements include the appointment of a “Qualified Person” for pharmacovigilance for U.K. nationally authorized products. The MHRA will continue to support EU harmonized approaches for certain safety data, but require U.K. specific supplemental information to be provided. In addition, parallel, U.K. specific processes must be implemented for certain activities including adverse event reporting. These additional requirements are expected to result in increased costs for the marketing authorization holders (“MAHs”). Effective as of January 1, 2025, packaging of U.K. medicines is subject to new regulations under the Windsor Framework agreement.

In the EU, there must be at least a “Qualified Person” who is responsible for a medicinal product’s batch certification and release. Each batch of an imported medicinal product placed onto the market in the EU must be re-tested in a laboratory in the EU prior certification. The MAH’s Qualified Person, or a qualified partner, must then certify that the product is in accordance with the requirement of Annex 16 of the EU-GMP Guidelines (Certification by a Qualified Person and Batch Release) and can therefore be released to the market. As a consequence of the Brexit, this activity will no longer be able to be conducted in the United Kingdom for the EU. Following the Brexit vote, the EU moved the headquarters of the EMA from the United Kingdom to the Netherlands in March 2019.

In the European Union, the term of certain pharmaceutical patents may be extended by up to five years (subject to further patent term extension under certain conditions) through a Supplementary Patent Certificate (“SPC”). The purpose of this extension is to compensate for the patent term lost during regulatory review processes.

Effective July 2019, the European Union’s new SPC Manufacturing Waiver Regulation exempts businesses which satisfy its conditions from infringement of a pharmaceutical product protected by a SPC. The exemption covers the manufacture of a product for either the purpose of exporting it to countries outside the European Union, during the entire term of the SPC or for the purpose of manufacturing and stockpiling the product within six months before the SPC expires for launch in the European Union immediately upon SPC expiration.

“Rest of the Worl
d
” markets of our Global Generics segment

We refer to all markets
of our Global Generics segment other than North America, Europe, Russia and other countries of the former Soviet Union and Romania and India as our “Rest of the World” markets. Our significant Rest of the World markets include Brazil, South Africa, China, Vietnam, Colombia, Australia and Myanmar.

We started our operations in China in the year 2000, by setting up a joint venture in the city of Kunshan, Jiangsu Province. Over the past several years, our joint venture called Kunshan Rotam Reddy Pharmaceuticals Company Limited (“KRRP”) has commercialized several products. Some of these products are manufactured by KRRP at its manufacturing plant in Kunshan while some others are imported in bulk packs, repackaged and sold in China. In calendar year 2020, KRRP started manufacturing capacity expansion at the Kunshan facility, and commercial operations started in the second half of the calendar year 2024.

Over the last few years, we have also increased our operations with respect to the filing of dossiers and obtaining new product registrations in China. Upon successful registration and approval by the China regulatory authorities, we intend to launch these products in the coming years.

Our product Olanzapine, which we had commercialized in China through a distribution and supply agreement with a Chinese company, was successfully listed in volume based procurement program, which is a tender-style bidding system for centralized procurement of medicines in China.

For the year ended March 31, 2025, revenues from our “Rest of the World” markets accounted for 7% of our total Global Generics segment’s revenues. Our revenues from our “Rest of the World” markets were Rs.19,894 million in the year ended March 31, 2025, growth of 12% as compared to the year ended March 31, 2024. This increase was largely due to new product launches and strong business performance in Brazil and Africa.

Global Generics Manufacturing and Raw Materials

Manufacturing for our Global Generics segment entails converting API into finished dosages. As of March 31, 2025, we had ten manufacturing facilities within this segment located in India, including four in a Special Economic Zone. All of the facilities are designed in accordance with and are compliant with current cGMP requirements and are used for the manufacture of tablets, hard gelatin capsules, injections, liquids and creams for sale in India as well as other markets. All of our manufacturing sites’ laboratories and facilities are designed and maintained to meet increasingly stringent requirements of safety and quality. Each of our sites outside of India is approved by the respective regulatory body in the jurisdiction it is located.

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

In May 2024, the U.S. FDA completed a routine GMP inspection at our formulations manufacturing facilities (FTO-7 and FTO-9) in Duvvada, Visakhapatnam. We were issued a Form 483 with two observations. We responded to the observations on June 7, 2024. On August 11, 2024, an
Establishment Inspection Report (“
EIR
”)
was issued by the U.S. FDA indicating the closure of audit and the inspection of the facility was classified as Voluntary Action Indicated (“VAI”).

In August 2024, the China National Medical Products Administration (“NMPA”) conducted a remote inspection of our
formulations manufacturing facility (FTO-3) for Atomoxetine Hydrochloride Capsules, and concluded that the production quality management of Atomoxetine Hydrochloride Capsules does not meet the requirements of China's "Good Manufacturing Practice for Drugs (Revised in 2010)". The NMPA has suspended the import, sale, and use of our
Atomoxetine Hydrochloride Capsules effective August 30, 2024. Further, the
National Drug Joint Procurement Office, China (“NDJPO”), having considered the said order of the NMPA, has decided to cancel Atomoxetine Hydrochloride Capsules “won” status and list our
company on the "Violation List", suspending
our
eligibility to participate in national centralized drug procurement activities from August 30, 2024 to February 28, 2026. We have already submitted the Corrective and Preventive Action plan to the NMPA and undertaken corrective action.

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

Our PSAI segment’s revenues for the year ended March 31, 2025 were Rs.33,846 million, as compared to Rs.29,801 million for the year ended March 31, 2024. Our PSAI segment accounted for
10%
of our total revenues for the year ended March 31, 2025.

During, the year ended March 31, 2025, we filed 111 Drug Master Files (“DMFs”) worldwide, of which 14 were filed in the United States, 8 were filed in Canada, 8 were filed in Europe and 81 were filed in other countries. Cumulatively, our total active DMFs filed worldwide as of March 31, 2025 were 1,629, including 264 active DMFs filed in the United States.

We export APIs to more than 70 countries, and our main markets include North America (the United States and Canada), Europe and Southeast Asia, Middle East and Africa. The research and development group within our API business contributes to our business by creating intellectual properties, principally by developing novel and non-infringing manufacturing processes and polymorphs. Besides the development of new products, the research also focuses on further optimizing our manufacturing processes, which allows us to produce our APIs at a competitive price.

Pharmaceutical Services business – Aurigene Pharmaceutical Services Limited

Our PSAI segment also includes our Pharmaceutical Services business, which provides contract discovery (research), development, and manufacturing to global pharmaceutical companies. As a contract development and manufacturing organization (“CDMO”), the business is operated independently under its own entity Aurigene Pharmaceutical Services Limited and works on new chemical entities (“NCEs”) and new biological entities (“NBEs”) for global pharmaceutical companies and biotechnology companies. The pharmaceutical services (contract research, development and manufacturing) arm of our PSAI segment was established in 2001 to leverage our strength in research and development to serve the niche segment of the innovator pharmaceutical and biotechnology companies. Our objective is to be the preferred partner for innovator pharmaceutical companies, providing a complete range of services that are necessary to support their innovations to bring a new drug to the market quickly and efficiently.

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

Effective June 1, 2020, we carved out our discovery service business from Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and our contract development and manufacturing services business from Dr. Reddy’s Limited and the integrated business model was commenced under Aurigene Pharmaceutical Services Limited (“APSL”). APSL is a subsidiary of AOL within our group. APSL was formed to service the needs of innovator customers in the areas of discovery, development and manufacturing services for clinical and commercial needs. Our aspiration is to make APSL a global leader in offering end-to-end integrated solutions across discovery, development and manufacturing.

Sales, Marketing and Distribution

We support our local customers through our commercial offices in various markets, including Brazil, China, Europe, India, Japan, Mexico, the United States, United Arab Emirates and Russia with colleagues from regulatory affairs and commercial.

Developed Markets:
Our PSAI segment’s principal overseas markets are the United States and Europe, which contributed Rs.16,039 million and accounted for 48% of our PSAI segment’s revenue for the year ended March 31, 2025.

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

India:
India is an important market for our PSAI segment, with total sales of Rs.2,096 million, and it accounted for 7% of the PSAI segment’s revenues in the year ended March 31, 2025. The market in India is highly competitive, with severe pricing pressure and competition from lower cost foreign imports.

Other Key Markets:
Our PSAI segment’s sales to all of the other markets (excluding the United States, Europe and India) was Rs.15,711 million for the year ended March 31, 2025 and accounted for 46% of our PSAI segment’s revenues for the year.

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

With respect to our contract development and manufacturing organization (“CDMO”) services, we believe that contract research and manufacturing is a significant opportunity for Indian pharmaceutical companies, based on their strengths of a skilled workforce and low-cost manufacturing infrastructure. Key competitors in India include Syngene International Ltd., Aragen Life Sciences, Sai Life Sciences and Piramal Pharma Ltd. Key competitors from outside India include Lonza Group, Patheon Inc., Catalent Inc., Cambrex Inc., and WuXi Apptec. We offer a wide range of services spanning the entire value chain from discovery to commercial manufacturing (drug substances and drug products). Growth in contract research and manufacturing services is likely to be driven by increased outsourcing by large and medium size pharmaceutical companies. We distinguish ourselves from Indian competitors by offering a wider range of services spanning the entire pharmaceutical value chain from early discovery to final manufacturing.

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

Others Segment

Our Others segment consists of business operations of our wholly-owned subsidiary, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and our Proprietary Products business.

AOL:
AOL is a clinical stage biotech company committed to developing innovative and effective cancer therapeutics. AOL has successfully discovered 21 novel chemical entities for clinical development. Some of these molecules were developed in collaboration with global pharmaceutical and biotechnology companies while others were developed independently. We have out-licensed several first-in-class and best-in-class assets to pharmaceutical and biotechnology companies for global clinical development, while undertaking clinical proof of concept studies for a few programs on our own. Over the years, AOL has developed multiple discovery platforms, including kinase inhibitors, targeted protein degraders, antibody engineering and cell and gene therapy, resulting in a pipeline of first-in-class and best-in-class assets.

Proprietary Products:
Our Proprietary Products business, over the years, focused on the development of differentiated pharmaceutical products across multiple therapeutic areas including dermatology and central nervous system. Initially the commercialization of these products was carried out through launching in the U.S. market and subsequently through product divestiture and out-licensing to various partners in the United States and Europe. The products licensed out included not only the approved and marketed products but also the ones in the development stages. We derive revenues from these products through event specific milestones and royalties.

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

4.D.
Property, plant and equipment

Our principal executive offices are located in Hyderabad, Telangana, India. Our business operates through a number of subsidiaries having offices, research facilities and production sites throughout the world. The following table sets forth current information relating to our principal facilities:

		Approximate Area	Segments Which Primarily
Sl No.	Name/Location	(Square feet)	Use
	Within India
1	API Hyderabad Plant 1, Telangana, India	729,630	Global Generics and PSAI
2	API Hyderabad Plant 2, Telangana, India	781,379	Global Generics and PSAI
3	API Hyderabad Plant 3, Telangana, India	644,805	Global Generics and PSAI
4	API Nalgonda Plant, Telangana, India	3,397,680	Global Generics and PSAI
5	API Srikakulam Plant, Andhra Pradesh, India	4,047,595	Global Generics and PSAI
6	API Srikakulam Plant (SEZ), Andhra Pradesh, India	9,917,739	Global Generics and PSAI
7	Aurigene Pharmaceutical Services Limited, Hyderabad, Telangana, India	260,547	PSAI
8	Technology Development Centre (FTDC2) Hyderabad, Telangana, India	86,261	Global Generics and PSAI
9	Integrated Product Development Center (Pilot Plant), Telangana, India	151,997	Global Generics
10	Formulations Hyderabad Plant 2, Telangana, India	3,688,396	Global Generics
11	Formulations Baddi Plant 1, Himachal Pradesh, India	728,234	Global Generics
12	Formulations Baddi Plant 2, Himachal Pradesh, India	381,342	Global Generics
13	Formulations Baddi Plant 3, Himachal Pradesh, India	377,098	Global Generics
14	Biologics Hyderabad, Telangana, India	1,026,055	Global Generics
15	Formulations Hyderabad Plant 3, Telangana, India	1,872,397	Global Generics
16	Formulations Srikakulam Plant 1 (SEZ), Andhra Pradesh, India	879,041	Global Generics
17	Formulations Srikakulam Plant 2 (SEZ), Andhra Pradesh, India	385,298	Global Generics
18	Formulations Srikakulam Plant 11, Andhra Pradesh, India	1,554,513	Global Generics
19	Formulations Visakhapatnam Plant 1 (SEZ), Andhra Pradesh, India	582,206	Global Generics
20	Formulations Visakhapatnam Plant 2 (SEZ), Andhra Pradesh, India	544,322	Global Generics
21	Aurigene Pharmaceutical Services Limited, Bengaluru, Karnataka, India	67,414	PSAI
22	Aurigene Oncology Limited, Bengaluru, Karnataka, India	630,462	Others
23	Integrated Product Development Center, Telangana, India	271,379	Global Generics, PSAI and Others
24	Aurigene Pharmaceutical Services Limited, Hyderabad, Telangana, India (CDMO)	50,480	PSAI
25	CAR-T (Biologics), Bengaluru, Karnataka, India	17,997	Global Generics
26	Dr. Reddy’s Formulations Limited -1, Srikakulam, Andhra Pradesh, India	43,560	Global Generics
27	Dr. Reddy’s Formulations Limited -2, Srikakulam, Andhra Pradesh, India	7,40,520	Global Generics

		Approximate
		Area	Segments Which Primarily
Sl No.	Name/Location	(Square feet)	Use
	Outside India
28	API Cuernavaca Plant, Mexico	2,361,840	Global Generics and PSAI
29	API Mirfield Plant, United Kingdom	1,785,960	Global Generics and PSAI
30	API Middleburgh Plant, New York, United States	292,000	Global Generics
31	Technology Development Centre, Cambridge, United Kingdom	32,966	Global Generics and PSAI
32	Aurigene Discovery Technologies, Malaysia	5,672	Others

During the year ended March 31, 2025, we divested our Formulations Shreveport Plant at Louisiana, United States, which was part of our Global Generics Segment. Refer to Note 23 (“Other income, net”) of our consolidated financial statements for further details.

During the year ended March 31, 2023, we sold our Technology Development Centre in Leiden, the Netherlands,
which
served
our Global Generics and our PSAI segment.

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

Material plans to construct, expand and improve facilities

During the year ended March 31, 2025, we expanded the production capacity for multiple products in our API and Formulation plants located in Srikakulam, Andhra Pradesh, India
,
created new infrastructure at our Biologics facility at Hyderabad and a new leased premises
for Biologics at Bengaluru, Karnataka, India.

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

As of March 31, 2025, we had capital work-in-progress of Rs.24,837 million and capital commitments of Rs.14,567 million for expansion of our manufacturing and research facilities, primarily relating to facilities located in India. Our current capital work-in-progress and capital commitments primarily consist of projects to enhance the capacity of our formulations injectable facility at Srikakulam, Andhra Pradesh, India and new infrastructure at our Biologics facility at Hyderabad, Telangana, India. We currently intend to finance our additional expansion plans entirely through our operating cash flows, cash and cash equivalents, other investments and the cash flows from borrowings as required.
A majority of these projects are expected to be completed during the fiscal year ending March 31, 2026.

Environmental laws and regulations

We are subject to significant national and state environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from our operations at the above facilities. Non-compliance with the applicable laws and regulations may subject us to penalties and may also result in the closure of our facilities. Refer to Note 18 (“Provisions”) and Note 32 (“Contingencies - Environmental matters”) of our consolidated financial statements for details as to environmental matters and liabilities.

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

Global Generics.
This segment consists of our business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of our biologics business, and the portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”) that we recently acquired is also included in this segment.

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

Others.
This segment consists of our other business operations which includes our wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and our Proprietary Products business. AOL is a specialized biotechnology company engaged in discovery and early clinical development of novel, best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. Our Proprietary Products business is focused on the research, development and commercialization of differentiated formulations and we derive revenues from such assets through event specific milestones and subsequent royalties, if any.

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

Accounting estimates and judgments

While preparing financial statements in conformity with IFRS, we make certain estimates and assumptions that require difficult, subjective and complex judgments. These judgments affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses, the accompanying disclosures, and the disclosure of contingent liabilities at the statement of financial position date and the reported amount of income and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain.

Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information.

Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Refer to Note 2(d) (“Use of judgements, estimates and assumptions”) in our consolidated financial statements for information about significant areas of estimation uncertainty and critical judgments.

Accounting policy relating to Revenue from contracts with customers

Our revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. We have generally concluded that we are the principal in our revenue arrangements.

Accounting policies relating to revenues are as follows:

Sale of goods

Revenue is recognized when the control of the goods has been transferred to a third party. This is usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer, as per the terms agreed upon with the customer. At that point, the customer has full discretion over the channel and price to sell the products, and there are no unfulfilled obligations that could affect the customer’s acceptance of the product.

Revenue from the sale of goods is measured at the transaction price which is the consideration received or receivable, net of expected returns, taxes and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer, since we act as a principal in rendering those services.

In arriving at the transaction price, we consider the terms of the contract with the customers and our customary business practices. The transaction price is the amount of consideration we are entitled to receive in exchange for transferring promised goods or services, excluding amounts collected on behalf of third parties. The amount of consideration varies because of estimated rebates, returns and chargebacks, which are considered to be key estimates. Any amount of variable consideration is recognized as revenue only to the extent that it is highly probable that a significant reversal will not occur. We estimate the amount of variable consideration using the expected value method.

Presented below are the points of recognition of revenue with respect to our sales of goods:

Particulars	Point of recognition of revenue
Sales of generic products in India	Control is transferred upon delivery of products to distributors by clearing and forwarding agents.
Sales of active pharmaceutical ingredients and intermediates in India
Upon delivery of  products to customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

Export sales and other sales outside of India	Upon delivery or dispatch of products to customers , subject to the terms of the applicable contract.

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

60

•
Rebates
: Rebates (direct and indirect) are generally provided to customers as an incentive to stock and sell our products. Rebate amounts are based on a customer’s purchases made during an applicable period. Rebates are deductions based on contractual obligations, and include direct rebates, indirect rebates and other pricing adjustments paid to wholesalers, chain drug stores, health maintenance organizations or pharmacy buying groups under a contract with us. We determine our estimates of rebate accruals primarily based on the contracts entered into with our wholesalers and other direct customers and the information received from them for secondary sales made by them. For direct rebates, liability is accrued whenever we invoice to direct customers. For indirect rebates, the accruals are based on a representative weighted average percentage of the contracted rebate amount applied to inventory sold and delivered by us to wholesalers or other direct customers.

•
Refund Liability:
We account for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale.
This liability is based on our estimate of expected sales returns.
We deal in various products and operate in various markets.
Accordingly, our estimate of sales returns is determined primarily by our historical experience in the applicable market in which we operate.

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

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately
86
% of such “gross-to-net” adjustments for our North America Generics business for the year ended March 31, 2025. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:

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

b)
Unit pricing rate
—At any point in time, inventory volumes on which we carry our chargeback accrual represents approximately 1.0 to 1.4 month of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual only relates to such volumes. Assuming that the chargebacks were processed within such period
, we analyzed
the impact of changes of prices for the periods beginning April 1, 2024, 2023 and 2022, respectively, and ended March 31, 2025, 2024 and 2023, respectively, on our estimated inventory levels computed based on the methodology described above (see “Chargebacks” above). The impact on net sales on account of such price variation may not be significant.

A roll-forward for each major accrual for our North America Generics business is presented below for our fiscal years ended March 31, 2023, 2024 and 2025:

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability (3)
	(All amounts in U.S.$ million)
Beginning Balance: April 1, 2022	263	94	13	24
Current provisions relating to sales during the year	2,121	209	22	32
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(2,137)	(216)	(22)	(21)
Ending Balance: March 31, 2023	247	87	13	35

Beginning Balance: April 1, 2023	247	87	13	35
Current provisions relating to sales during the year (1)	2,844	322	31	21
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(2,803)	(307)	(25)	(21)
Ending Balance: March 31, 2024	288	102	19	35

Beginning Balance: April 1, 2024	288	102	19	35
Current provisions relating to sales during the year (2)	2,720	253	23	34
Provisions and adjustments relating to sales in prior years	*	*	*	*
Credits and payments**	(2,665)	(252)	(29)	(27)
Ending Balance: March 31, 2025	343	103	13	42

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

The rebate provisions and payments for the year ended March 31, 2024 were each higher as compared to the year ended March 31, 2023, primarily as a result of the aforesaid generic portfolio acquisition from Mayne Pharma Group Limited, as well as higher sales volumes for our base portfolio products.

(2)
Chargebacks provisions and payments for the year ended March 31, 2025 were each lower
as compared to the year ended March 31, 2024, primarily as a result of reduction in the invoice price to wholesalers for few of our major products. This was offset to some extent due to higher pricing rates per unit
on
chargebacks
,
on account of reductions in the contract prices through which the product is resold in the retail part of the supply chain for certain of our
products.

(3)
Our overall provision for refund liability as of March 31, 2025 relating to our
North Ameri
ca Generics business was U.S.$
42
, compared to a liability of U.S.$35 as of March 31, 2024. The refund liability created for new product launches and volume growth, were off-set by the reductions in the contract prices and by product mix changes.

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

For other details on our material accounting policies, please refer to
Note
3 of our consolidated financial statements.

5.A.
Operating results

Income Statement Data

	For the year ended March 31,
	2025		2025		2024		2023
	(Rs. in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Revenues	U.S.$	3,811	Rs.	325,535	Rs.	279,164	Rs.	245,879
Cost of revenues		1,581		135,107		115,557		106,536
Gross profit		2, 230		190,428		163,607		139,343
Selling, general and administrative expenses		1,099		93,870		77,201		68,026
Research and development expenses		320		27,380		22,873		19,381
Impairment of non-current assets, net		20		1,693		3		699
Other income, net		(51)		(4,358)		(4,199)		(5,907)
Results from operating activities		842		71,843		67,729		57,144
Finance income, net		55		4,724		3,994		2,853
Share of profit of equity accounted investees, net of tax		3		217		147		370
Profit before tax		900		76,784		71,870		60,367
Tax expense, net		229		19,539		16,186		15,300
Profit for the year	U.S.$	671	Rs.	57,245	Rs.	55,684	Rs.	45,067

Attributable to:
Equity holders of the parent company	U.S.$	663	Rs.	56,544	Rs.	55,684	Rs.	45,067
Non-controlling interests		8		701		-		-

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales			Percentage
	For the year ended March 31,			Increase/(Decrease)
	2025	2024	2023	2024 to 2025	2023 to 2024
Revenues	100.0%	100.0%	100.0%	16.6%	13.5%
Gross profit	58.5%	58.6%	56.7%	16.4%	17.4%
Selling, general and administrative expenses	28.8%	27.7%	27.7%	21.6%	13.5%
Research and development expenses	8.4%	8.2%	7.9%	19.7%	18.0%
Impairment of non-current assets	0.6%	0.0%	0.3%	56,333.3%	(99.6)%
Other expense/(income), net	(1.3)%	(1.5)%	(2.4)%	3.8%	(28.9)%
Results from operating activities	22.0%	24.3%	23.2%	6.1%	18.5%
Finance income, net	1.5%	1.4%	1.2%	18.3%	40.0%
Share of profit of equity accounted investees, net of tax	0.1%	0.1%	0.2%	47.6%	(60.3)%
Profit before tax	23.6%	25.7%	24.6%	6.8%	19.1%
Tax expense, net	6.0%	5.8%	6.2%	20.7%	5.8%
Profit for the year	17.6%	19.9%	18.3%	2.8%	23.6%

Attributable to:
Equity holders of the parent company	17.4%	19.9%	18.3%	1.5%	23.6%
Non-controlling interests	0.2%	-	-	-	-

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the year ended March 31,
	2025			2024			2023
	(Rs. in millions)
	Revenues		% of Segment revenue	Revenues		% of Segment revenue	Revenues		% of Segment revenue
Global Generics	Rs.	289,552	89%	Rs.	245,453	88%	Rs.	213,768	87%
PSAI		33,846	10%		29,801	11%		29,069	12%
Others		2,137	1%		3,910	1%		3,042	1%
Total	Rs.	325,535	100%	Rs.	279,164	100%	Rs.	245,879	100%

Fiscal Year Ended March 31, 2025 compared to Fiscal Year Ended March 31, 2024

Revenues

Our overall consolidated revenues were Rs.325,535 million for the year ended March 31, 2025, an increase of 17%, as compared to Rs.279,164 million for the year ended March 31, 2024. This revenue growth for the year ended March 31, 2025 was largely driven by a net increase in the sales volumes of certain of our existing products, and revenue contributions from acquisitions and new product launches
made during the year ended March 31, 2025
. This was partially offset by price erosion in our Global Generics segment markets of North America and Europe
.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the year ended March 31,
	2025			2024			2023
	Revenues		% of Total Revenue*	Revenues		% of Total Revenue*	Revenues		% of Total Revenue*
	(Rs. in millions)
Global Generics	Rs.	289,552	89%	Rs.	245,453	88%	Rs.	213,768	87%
North America (the United States and Canada)		145,164	50%		129,895	53%		101,704	48%
Europe		35,882^	12%		20,511	8%		17,603	8%
India		53,734	19%		46,407	19%		48,932	23%
Russia		25,958	9%		22,301	9%		21,228	10%
Other countries of the former Soviet Union and Romania		8,920	3%		8,626	4%		8,592	4%
Rest of the World		19,894	7%		17,713	7%		15,709	7%
PSAI		33,846	10%		29,801	11%		29,069	12%
Others		2,137	1%		3,910	1%		3,042	1%
Total	Rs.	325,535	100%	Rs.	279,164	100%	Rs.	245,879	100%

*
Percentages mentioned against the segments are with reference to the total revenue of our company; and percentages mentioned against geographies represent the sales in the respective geography as a percentage of the total revenue from that segment.

^	Includes revenues of Rs.12,020 million from the recently acquired Nicotine Replacement Therapy Business.

For the year ended March 31, 2025, the average exchange rate of the U.S. dollar appreciated by 2.2%, that of the Euro appreciated by 1.1%, and that of the Russian rouble depreciated by 1.9%, against the Indian rupee compared to the year ended March 31, 2024. These changes in exchange rates on an overall basis increased our reported revenues.

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.289,552 million for the year ended March 31, 2025, an increase of 18% compared to Rs.245,453 million for the year ended March 31, 2024. The revenue increase was in all four business geographies of this segment: North America (the United States and Canada), Europe, “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, China and Australia) and India.

The foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 14% resulting from a net increase in the sales volumes of certain of our existing products in this segment;

•	an increase of approximately 7% resulting from acquisitions during the year ended March 31, 2025;

•	an increase of approximately 4% resulting from new products launched during the year ended March 31, 2025; and

the foregoing was partially offset by:

•	a decrease of approximately 7% resulting from the net impact of changes in sales prices of certain of our existing products in this segment.

North America (the United States and Canada):
Our Global Generics segment’s revenues from North America were Rs.145,164 million for the year ended March 31, 2025, an increase of 12% compared to Rs.
129,895
million for the year ended March 31, 2024. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 10% for the year ended March 31, 2025, compared to the year ended March 31, 2024.

This
revenue
increase was largely attributable to
a net increase in the sales volumes of certain of our existing products, partially offset by price erosion from increased competition for certain of our existing products.

During the year ended March 31, 2025, we launched 18 new products in North America and made 10 new ANDA filings with the U.S. FDA. As of March 31, 2025, our cumulative ANDA filings were 329. As of March 31, 2025, we had 76 filings pending approval with the U.S. FDA (73 ANDAs and three NDAs under the 505(b)(2) route), including 19 tentative approvals. Of the 76 filings which are pending approval, 46 are Para graph
IV filings, and we believe that we are the first to file with respect to 20 of these filings.

Europe:
Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom, Italy, Spain and France as well as the global portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy category which we acquired from Haleon UK Enterprises Limited (the “Acquired NRT Business”). Such revenues from Europe were Rs.35,882 million for the year ended March 31, 2025, an increase of 75% compared to Rs.20,511 million for the year ended March 31, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, the foregoing increase was primarily on account of the revenues from the Acquired NRT Business of Rs.12,020 million for the year ended March 31, 2025, a net increase in sales volumes of certain of our existing products and revenues from new products launched during the year ended March 31, 2025, all of which were partially offset by price erosion in certain of our existing products.

During the year ended March 31, 2025, we launched 39 new products in Europe (excluding the Acquired NRT Business).

India:
Our Global Generics segment’s revenues from India were Rs.53,734 million for the year ended March 31, 2025, an increase of 16% compared to
Rs.46,407
million for the year ended March 31, 2024. This increase in revenues was largely attributable to revenues from distribution of the vaccines portfolio in-licensed from Sanofi Healthcare India Private Limited (“Sanofi India”), integration of the products under Dr. Reddy’s and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”), revenues from new products launched during the year ended March 31, 2025
and a net increase in the sales prices of certain of our existing products, all of which were partially offset by a net decrease in sales volumes of certain of our existing products
.

According to IQVIA in its Moving Annual Total report for the year ended March 31, 2025, our secondary sales in India grew by 8.4% during such period, compared to the India pharmaceutical market’s growth of 8.0% during the same period.

During the year ended March 31, 2025, we launched 23 new brands in India, apart from the vaccines portfolio in-licensed from Sanofi India and products under our aforementioned
Nutraceuticals subsidiary.

Emerging Markets:
Our Global Generics segment’s
re
venues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, China and Australia)
were Rs.54,772 million for the year ended March 31, 2025,
an increase of 13% compared to
compared to Rs.48,640 million for the year ended March 31, 2024.
During the year ended March 31, 2025, we launched 85 new products across geographies in Emerging Markets.

Russia:
Our Global Generics segment’s
re
venues from Russia were Rs.25,958 million for the year ended March 31, 2025
, an increase of 16%
compared to
Rs.22,301
million for the year ended
March 31, 2024
.
In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 24% for the year ended March 31, 2025, compared to the year ended March 31, 2024.
This
revenue increase in absolute currency
terms
was largely attributable to a net increase in sales volumes and prices
of certain of our existing products and
to
revenues from new products launched
during the year ended March 31, 2025
.
Our over-the-counter (“OTC”) division’s revenues from Russia for the year ended March 31, 2025 were approximately 50% of our total revenues from Russia in this segment.

According to IQVIA, as per its report
for the year ended March 31, 2025
, our sales value (in Russian roubles) growth and volume growth from Russia for such period, as compared to the Russian pharmaceutical market was as follows:

	Year ended March 31, 2025
	Increase /(Decrease)
	Dr. Reddy's		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	9.2%	(1.2)%	17.8%	0.4%
Over-the-counter (OTC)	10.9%	0.6%	10.7%	(4.4)%
Total (Rx + OTC)	10.0%	(0.5)%	14.3%	(2.7)%

As per the above referenced IQVIA report, our market shares in Russia for the years
ended March 31, 2025 and March 31, 2024 were as follows:

	Year ended March 31,
	Volume based		Value based
	2025	2024	2025	2024
Prescription (Rx)	3.8%	3.7%	1.9%	1.6%
Over-the-counter (OTC)	1.6%	1.5%	1.8%	1.8%
Total (Rx + OTC)	2.4%	2.3%	1.8%	1.7%

Other countries of the former Soviet Union and Romania:
Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.8,920 million for the year ended March 31, 2025
, an increase of 3%
compared to Rs.8,626 million for
the year ended
March 31, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, the foregoing increase was on account of a net increase in the sales prices of certain of our existing products and revenues from new products launched during the year ended March 31, 2025, both of which were partially offset by a net
decrease in sales volumes of certain of our existing products
.

“Rest of the World” Markets
:
We refer to all markets of this segment, other than North America, Europe, Russia and other countries of the former Soviet Union, Romania and India, as our “Rest of the World” markets.
Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.19,894 million for the year ended March 31, 2025, an increase of 12% compared to Rs.17,713 million for the year ended March 31, 2024. The increase is largely attributable to a net increase in the sales volumes of certain of our existing products and revenues from new products launched during the year ended March 31, 2025, both of which were partially offset by a net decrease in the sales prices of certain of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues were Rs.33,846 million for the year ended March 31, 2025, an increase of 14% compared to
Rs.
29,801
million for the year ended
March 31, 2024
.
T
he increase in revenue was largely attributable to a net increase in sales volumes of certain of our existing products and revenues from new products launched during the year ended March 31, 2025, both of which were partially offset by a net decrease in the sales prices of certain of our existing products.

During the year ended March 31, 2025, we filed 111 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total active worldwide DMFs as of March 31, 2025, were 1,629, including 264 active DMFs in the United States.

Gross Profit

Our total gross profit
was Rs.190,428 million for the year ended March 31, 2025, representing 58.5% of our revenues for that period, compared to Rs.163,607 million for the year ended
March 31, 2024
, representing 58.6% of
our
revenues
for that period.

The following table sets forth, for the period indicated, our gross profit by segment:

	For the year ended March 31,
	2025			2024			2023
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics		179,606	62.0%	Rs.	154,268	62.9%	Rs.	132,719	62.1%
PSAI		9,157	27.1%		6,919	23.2%		4,715	16.2%
Others		1,665	77.9%		2,420	61.9%		1,909	62.8%
Total	Rs.	190,428	58.5%	Rs.	163,607	58.6%	Rs.	139,343	56.7%

The gross profit as a percentage of revenue from our Global Generics segment decreased to 62.0% for the year ended March 31, 2025, from 62.9% for the year ended March 31, 2024. This decrease was largely on account of price erosion in certain of our existing products.

The gross profit as a percentage of revenue from our PSAI segment increased to 27.1% for the year ended March 31, 2025, from 23.2% for the year ended March 31, 2024. This increase was primarily on account of lower manufacturing overheads and material costs.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.93,870 million for the year ended March 31, 2025, an increase of 22% compared to Rs.77,201 million for the year ended
March 31, 2024
. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	an increase of 7% on account of higher sales and marketing expenses;

•	an increase of 6% on account of increased personnel costs, primarily on account of annual raises and new hires;

•	an increase of 3% on account of freight outward expenses;

•	an increase of 1% on account of higher legal and professional fees; and

•	an increase of 5% due to higher spending on other costs, including travel expenses, depreciation and amortization.

As a proportion of our total revenues, our selling, general and administrative expenses were at 28.8% for the year ended March 31, 2025, compared to 27.7% for the year ended March 31, 2024.

Research and development expenses

Our research and development expenses were Rs.27,380 million for the year ended March 31, 2025, an increase of 20% compared to Rs.22,873 million for the year ended March 31, 2024. This increase was primarily on account of higher development expenditures on certain products in our Global Generics segment, our biosimilars business and our PSAI segment, as well as on our novel oncology assets.

As a proportion of our total revenues, our research and development expense were higher at 8.4% for the year ended March 31, 2025, compared to 8.2% for the year ended March 31, 2024.

Impairment of non-current assets

Impairment of non-current assets were Rs.1,693 million for the year ended March 31, 2025, compared to Rs.3 million for the year ended March 31, 2024. Please refer to
Note
12 (“Property, plant and equipment”) and
Note
14 (“Other intangible assets”) of our
consolidated financial statements
for further details.

Other income, net

Our Other income, net was Rs.4,358 million for the year ended March 31, 2025, an increase of 4% compared to Rs.4,199 million for the year ended March 31, 2024. Please refer to
Note
23 (“Other income, net”) of our
consolidated financial statements
for further details.

Finance income, net

Our Finance income, net was higher at Rs.4,724 million for the year ended March 31, 2025, as compared to Rs.3,944 million for the year ended March 31, 2024.

This increase in net finance income was largely attributable to:

•	higher net foreign exchange gains of Rs.1,322 million for the year ended March 31, 2025, compared to Rs.278 million for the year ended March 31, 2024;

•
an increase in fair value changes and profit on sale of financial instruments measured at FVTPL, net of Rs.3,544 million for the year ended March 31, 2025, compared to fair value changes and profit on sale of financial instruments measured at FVTPL, net of Rs.3,149 million for the year ended March 31, 2024; and

•	a net interest expense of Rs.152 million for the year ended March 31, 2025, compared to a net interest income of Rs.567 million for the year ended March 31, 2024.

Profit before tax

As a result of the above, our profit before taxes was Rs.76,784 million for the year ended March 31, 2025, an increase of 7% compared to Rs.71,870 million for the year ended March 31, 2024.

Tax expense

Our consolidated weighted average tax rate was 25.4% for the year ended March 31, 2025, compared to 22.5% for the year ended March 31, 2024.

Our tax expense was Rs.19,539 million for the year ended March 31, 2025, compared to Rs.16,186 million for the year ended March 31, 2024.

Please refer to
Note
25 (“Income taxes”) of our
consolidated financial statements
for further details.

Profit for the year

As a result of the above, our net profit was Rs.57,245 million for the year ended March 31, 2025, representing 17.6% of our total revenues for such year, compared to Rs.55,684 million for the year ended March 31, 2024, representing 19.9% of our total revenues for such year.

Profit after tax attributable to the equity holders of the parent company was Rs.56,544 million for the year ending March 31, 2025, representing 17.4% of our total revenues for such period
.

Fiscal Year Ended March 31, 2024 compared to Fiscal Year Ended March 31, 2023

Refer to Item 5.A. of our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

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

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements, in both the short term (i.e., the 12 months following the year ended March 31, 2025) and the long term (i.e., beyond such additional 12-month period).

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the years presented:

	For the year ended March 31,
	2025		2024		2023
	( Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	46,428	Rs.	45,433	Rs.	58,875
Investing activities		(58,077)		(40,283)		(41,373)
Financing activities		18,911		(3,763)		(26,861)
Net increase/(decrease) in cash and cash equivalents	Rs.	7,262	Rs.	1,387	Rs.	(9,359)

In addition to cash, inventory and accounts receivable, we had uncommitted lines of credit of Rs.
50,904
million as of March 31, 2025 from our banks for working capital requirements. We draw upon these lines of credit based on our working capital requirements.

Cash Flow from Operating Activities

Year ended March 31, 2025 compared to year ended March 31, 2024

The result of operating activities was a net cash inflow of Rs.46,428 million for the year ended March 31, 2025, as compared to a net cash inflow of Rs.45,433 million for the year ended March 31, 2024.

The increase in net cash inflow of Rs.995 million was primarily due to a decrease in our working capital requirements.

Our average days’ sales outstanding (“DSO”) as of March 31, 2025 and March 31, 2024 were 95 days and 103 days, respectively.

Year ended March 31, 2024 compared to year ended March 31, 2023

The result of operating activities was a net cash inflow of Rs.45,433 million for the year ended
March 31, 2024,
as compared to a net cash inflow of Rs.58,875 million for the year ended
March 31, 2023
.

The decrease in net cash inflow of Rs.13,442 million was primarily due to an increase in our working capital requirements.

Our average days’ sales outstanding (“DSO”) as of March 31, 2024 and March 31, 2023 were 103 days and 103 days, respectively.

Cash Flow from Investing Activities

Year ended March 31, 2025 compared to year ended March 31, 2024

Our investing activities resulted in net cash outflows of Rs.58,077 million and Rs.40,283 million for the years ended March 31, 2025 and 2024, respectively, which was primarily on account of the following
:

•
net proceeds from sale of other investments of Rs.25,118 million for the year ended March 31, 2025, as compared to net purchases of other investments of Rs.15,704 million for the year ended March 31, 2024;

•
acquisition of property, plant and equipment, and other intangible assets, net of disposals, of Rs.33,154 million for the year ended March 31, 2025, as compared to Rs.26,350 million for the year ended March 31, 2024; and

•	the business acquisitions made of Rs.53,096 million for the year ended March 31, 2025, as compared to the business acquisitions made of Rs.0 million for the year ended March 31, 2024;

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

Cash Flow from Financing Activities

Year ended March 31, 2025 compared to year ended March 31, 2024

Our financing activities resulted in net cash inflows of Rs.18,911 million as compared to net cash outflows of Rs.3,763 million for the years ended March 31, 2025 and 2024, respectively, which was primarily on account of the following:

•
net proceeds from short-term borrowings of Rs.24,490 million for the year ended March 31, 2025, as compared to net proceeds from short-term borrowings of Rs.5,493 million for the year ended March 31, 2024;

•	payments of dividends of Rs.6,662 million for the year ended March 31, 2025, as compared to payments of dividends of Rs.6,648 million for the year ended March 31, 2024;
•	interest payments of Rs.3,483 million for the year ended March 31, 2025, as compared to interest payments of Rs.2,266 million for the year ended March 31, 2024;
•
payments of the principal portion of lease liabilities of Rs.1,294 million for the year ended March 31, 2025, as compared to payments of the principal portion of lease liabilities of Rs.1,147 million for the year ended March 31, 2024;

•
payments
made for the purchase of treasury shares of Rs.1,389 million for the year ended March 31, 2025, as
compared to
payments
made for the purchase of treasury shares of Rs.0 million for the year ended March 31, 2024
; and

•
proceeds from the issuance of
non-controlling interest (“NCI”)
equity shares in a subsidiary of Rs.7,056 million for the year ended March 31, 2025, as compared to proceeds from issuance of NCI equity shares in a subsidiary of Rs.0 million for the year ended March 31, 2024.

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

As of March 31, 2025, we had working capital of Rs.119,720 million, including cash and cash equivalents of Rs.14,654 million, investments in term deposits with banks, bonds and commercial papers of Rs.9,948 million and investments in units of mutual funds of Rs.33,186 million.

As of March 31, 2024, we had working capital of Rs.152,010 million, including cash and cash equivalents of Rs.7,107 million, investments in term deposits with banks, bonds and commercial papers of Rs.33,599 million and investments in units of mutual funds of Rs.40,597 million.

Principal debt obligations

The following table summarizes our principal debt obligations (excluding obligations under leases) outstanding as of March 31, 2025:

	Payments due by period
Principal debt obligations	Total		Less than 1 year		1-5 years		More than 5 years
	(Rs. in millions)
Short-term borrowings (includes bank overdraft)	Rs.	38,045	Rs.	38,045	Rs.	-	Rs.	-
Long-term borrowings	Rs.	3,800	Rs.	-	Rs.	3,800	Rs.	-
Total obligations	Rs.	41,845	Rs.	38,045	Rs.	3,800	Rs.	-

Annual rate of interest

The following table provides details of annual rates of interest for our principal debt obligations (excluding obligations under leases) outstanding as of March 31, 2025:

Debt	Amounts in millions		Currency (1)	Interest Rate (2)
Working capital borrowings	Rs.	5,129	RUB	Key rate + 470 bps to 590 bps
			MXN	TIIE + 1.35%
			INR	7.50%
			BRL	CDI+1.55%
Pre-shipment credit		32,855	INR	3 Month T-bill + 35 bps to 60 bps
			INR	1 Month T-bill + 35 bps
			U.S.$	6 Month SOFR + 10 bps to 65 bps
Long-term borrowings		3,800	INR	3 Months T-bill + 84 bps

(1)	“BRL” means Brazilian reals, “EUR” means Euro, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian rubles and “U.S.$” means U.S. dollars.

(2)
“CDI” means Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “SOFR” means Secured Overnight Financing Rate, “T-bill” means India Treasury bill interest rate and “TIIE” means the Equilibrium Inter-Banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

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

Cash and cash equivalents are primarily held in U.S. dollars, Euros, Indian rupees, Russian rubles, Chinese yuans (Renminbi), Romanian new leus and U.K. pounds sterling.

Material cash requirements

During the year ended March 31, 2025 our principal cash requirements were utilized for the purchase of property, plant and equipment of Rs.27,504 million, other intangible assets of Rs.6,894 million and business acquisition of Rs.53,096 million.

As of March 31, 2025, we had committed to spend Rs.14,567 million in capital expenditures under agreements to purchase property, plant and equipment. These amounts are net of capital advances paid in respect of such purchase commitments.

These commitments will be funded through the cash flows generated from operations, cash and cash equivalents, other investments and the cash flows from borrowings as required.

As of March 31, 2025 and 2024, we had uncommitted lines of credit from banks of Rs.
50,904
million and Rs.61,131 million, respectively.

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

In the years ended March 31, 2025, 2024 and 2023, we expended Rs.27,380 million, Rs.22,873 million and Rs.
19,381
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

Patents, Trademarks and Licenses

We have filed and been issued num
e
rous patents in our principal areas of operations: Global Generics and Pharmaceutical Services and Active Ingredients. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2025, we have more than 2,600 trademarks filed with the Registrar of Trademarks in India which are either registered or are pending registration. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

5.D.
Trend Information

Inflation

In recent years, there has been an accelerated rate of global inflation (a trend which might continue in the near future) that has resulted, and may continue to result, in increased costs of labor, raw materials, other supplies and freight and distribution costs, among others. For the pharmaceutical industry, the pricing dynamics of our products generally does not provide the opportunity to pass on such costs to customers. Inflation may also result in higher interest rates and increased costs of capital. For additional details, see the discussion in Item 3.D. of this report under “Risk factors - Current economic conditions may adversely affect our industry, financial position, results of operations and cash flows.”

Military conflicts

While the broader economic consequences of the military conflict between Russia and Ukraine are currently difficult to predict, geopolitical instability, the imposition of sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia in response to such measures could adversely affect the global geopolitical and economic environment, which could in turn adversely impact our operations and growth in Russia and other countries of the former Soviet Union. Similarly, the recent escalations in military tensions between India and Pakistan could worsen, which could adversely impact our operations in India and/or the global geopolitical and economic environment. Moreover, the war declared by Israel on Hamas in October 2023 and the ongoing military activity in the region could escalate and involve surrounding countries in the Middle East, which could adversely affect the global geopolitical and economic environment. For additional details, see the discussion in Item 4.B. of this report under “Our Principal Areas of Operations - Global Generics Segment - Russia and other Countries of the former Soviet Union and Romania - Impact on our Operations due to the military conflict between Russia and Ukraine” and Item 3.D. of this report under “Risk Factors - We have operations in certain countries  and geographies susceptible to political and economic instability that could lead to disruption or other adverse impact on such operations”.

Others

For additional trend information, please see “Item 5.A - Fiscal Year Ended March 31, 2025 compared to Fiscal Year Ended March 31, 2024” and “Item 4. - Information on the Company”.

5.E.
Critical Accounting Estimates

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.
Directors and senior management

The list of our directors and executive officers and their respective age and position as of March 31, 2025 was as follows:

Directors Name (1)	Age (in yrs.)	Position
Mr. K. Satish Reddy (2)(3)	57	Chairman
Mr. G.V. Prasad (2)(4)	64	Co-Chairman and Managing Director
Ms. Kalpana Morparia (5)	75	Director
Mr. Leo Puri	64	Director
Ms. Shikha Sharma	66	Director
Dr. K.P. Krishnan	65	Director
Ms. Penny Wan	59	Director
Mr. Arun M. Kumar	72	Director
Dr. Claudio Albrecht	65	Director
Dr. Alpna Seth	61	Director
Mr. Sanjiv Mehta	64	Director

(1)	Except for Mr. K. Satish Reddy and Mr. G.V. Prasad, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.
(2)	Full-time director.
(3)	Brother-in-law of Mr. G.V. Prasad.
(4)	Brother-in-law of Mr. K. Satish Reddy.
(5)	Term as a director ended on July 30, 2024.

Executive Officers

We classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is also referred to as our senior management. As of March 31, 2025, the Management Council consisted of:

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
Mr. K. Satish Reddy (1) Chairman	B. Tech., M.S. (Medicinal Chemistry)	57	33	January 18, 1993	Director, Globe Organics Limited
Mr. G.V. Prasad (2) Co-Chairman and Managing Director	B. E. (Chem. Eng.), M.S. (Indl. Admn.)	64	41	June 30, 1990	Promoter Director, Benzex Labs Private Limited
Mr. Erez Israeli Chief Executive Officer	Graduate Bar Ilan University MBA in Finance and Marketing Bar Ilan University	58	31	April 2, 2018	Executive Officer Enzymotec
Mr. Parag Agarwal Chief Financial Officer (3)	Chartered Accountant (CA), Company Secretary (CS)	59	37	November 2, 2020	CFO-Health, Reckitt Benckiser PLC
Mr. M.V. Ramana Chief Executive Officer - Branded Markets (India and Emerging Countries)	MBA	57	33	October 15, 1992	-
Ms. Archana Bhaskar Chief Human Resource Officer	MBA (IIM)	58	35	June 15, 2017	Human Resources head (Global commercial business) Royal Dutch Shell
Mr. Sanjay Sharma Global Head of Manufacturing	B. Tech (IIT), Business Leader’s program (IIM) and General Management program (IIM)	57	34	August 1, 2017	Integrated Supply Chain Operations (Coca Cola) for India and South Asia
Mr. Deepak Sapra Global Head of PSAI	B.E., PGDM, MBA	50	25	January 23, 2003	Asst. Divisional Engineer, Indian Railways
Dr. Jayanth Sridhar Global Head of Biologics	BE, M Sc, M.Sc - Technology, PhD	54	25	May 17, 2021	Senior Vice President, Biological E. Limited
Mr. Marc Kikuchi Chief Executive Officer -North America Generics (4)	MBA, BA (Molecular and Cell Biology)	56	31	February 1, 2019	CEO, Americas for Zydus Pharmaceuticals, Inc.
Mr. Patrick Aghanian Head of Generics, Europe, and Head of Consumer Health	MBA, BA	60	37	October 7, 2019	Global Head of Zentiva
Mr. Phanimitra B Chief Information Officer	Bachelors in Engineering From BITS Pilani and an MBA from IIM Bangalore	46	21	July 14, 2014	Senior Manager- Hewlett Packard
Mr. Sushrut Kulkarni Global Head of Integrated Product Development Organisation	Masters in Pharmacy	55	28	May 4, 2022	Executive Vice President and Head - Global Pharmaceutical Development, Glenmark
Mr. M.V. Narasimham Chief Financial Officer (5)	Chartered Accountant	56	33	June 12, 2000	Executive, Sanmar Group
Mr. Krishna Venkatesh Global Head - Quality and Pharmacovigilance	MS degree in Pharmaceutics from University of Mississippi and a B. Pharm degree from BITS Pilani	52	29	March 18, 2010	Director - Teva Pharmaceuticals
Mr. Milan Kalawadia Chief Executive Officer-North America Generics (6)	Bachelor of Science degree in Management Science and Information Systems from Rutgers University, School of Business; and an MBA from Carnegie Mellon University, Tepper School of Business	49	19	April 10, 2006	-

(1)	Brother-in-law of Mr. G.V. Prasad.
(2)	Brother-in-law of Mr. K. Satish Reddy.
(3)	Ceased to be Chief Financial Officer effective as of July 31, 2024.
(4)	Ceased to be member of Management Council member and Senior Management Personnel effective as of May 24, 2024
(5)	Appointed as Chief Financial Officer of the company effective as of August 1, 2024.
(6)	Appointed as Chief Executive Officer-North America Generics effective as of May 25, 2024

There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of our Management Council.

Biographies – Directors

Mr. K.
Satish Reddy
is the Chairman of our company. He joined us in 1993 and since then has held positions of increasing responsibility. He led the organization’s transition from a uni-focused manufacturer of APIs (active pharmaceutical ingredients) to a company that moved up the value-chain with a diverse product portfolio of Finished Dosage Formulations. He oversaw the expansion and establishing of a strong footprint for finished dosage products in Russia, China and other emerging markets.

As an active member of major industry associations and governmental panels, he plays a key role in shaping policies concerning the pharmaceutical sector that include India’s patent law, drug pricing and important amendments to the Drugs & Cosmetics Act. He is the Member of the CII Governing Council and a Member of the IGBA CEO Advisory Committee. He also plays a key role in shaping Skill Development in India. He is the governing board member of the Young India Skill University and in the past, he was the Chairman of the Life Sciences Skill Development Council under The National Skill Development Corporation (NSDC), an organization, working in partnership with various stakeholder groups, to serve and address the skill shortfalls in the Life Sciences Sector across India. He has also led various National Committees on the India G20 Presidency for 2023. He was the President of the Indian Pharmaceutical Alliance, a premier industry association of leading research based Indian companies from 2019-2021 & 2013-2015. He was the Chairman of the Board of Governors of NIPER Hyderabad. He was a member of the Drugs Technical Advisory Board of India, the Chairman of the Andhra Pradesh Chapter of the Confederation of Indian Industries (CII) and head of its National Committee on Pharmaceuticals. In May 2015, the Ministry of Labour and Employment, Government of India, nominated him as Chairman of the Board of Governors of the National Safety Council.

Keeping true to the legacy of
the
founder
of our company
, Dr. Anji Reddy,
he
drives
our
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
He
is also one of the Directors of Dr. Reddy’s Institute of Life Sciences, the not- for-profit institute engaged in pioneering and innovative research in unifying areas of chemistry, biology and chemical biology.
He was identified as a “Young Global Leader for 2007” by the World Economic Forum, and was presented with the “IBLA - India Corporate Citizen of the Year” award by CNBC in 2005 for his contributions to Corporate Social Responsibility. He holds a degree in Chemical Engineering from Osmania University, India, and an M.S. in Medicinal Chemistry from Purdue University, USA, where he received the 2009 Distinguished Alumnus Award from the School of Pharmacy and Pharmaceutical Sciences.

Mr. G.V. Prasad
is a member of our Board of Directors and serves as our Co-Chairman and Managing Director.
He has a Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America.
Mr.
Prasad’s emphasis on research, innovation, transparency, business ethics and leaner corporate structures has helped shape our company
into what it is today - an organization of global repute, recognized industry-wide for scientific innovation, progressive people practices and high standards of corporate governance. He is driving the necessary imperatives for our company to engage even more deeply with the human aspects of health. Mr. Prasad focuses on mentoring leaders, driving innovation in science, technology and digitalization while championing the cause of the planet, purpose, and patients. Mr.
Prasad also ensures that
our
company is well-positioned for our future, drawing upon his
36
years plus of leadership experience in the pharmaceutical industry to help our company anticipate trends and envision the future of healthcare.

Mr.
Prasad is active on the boards of public and private institutions such as the Indian School of Business
(
ISB
)
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
2015.

Mr. Leo Puri
has been a member of our Board of Directors since October 2018
, and serves as the lead independent director
. Mr. Puri was the Managing Director of UTI Asset Management Co. Ltd. from August 2013 to August 2018. Mr. Puri assumed office of the Chairman of JP Morgan Chase for South and South East Asia in late 2020 for three years. Since late 2023, he has assumed an advisory role as Co- Chairman, Asia Advisory Council. In his career of nearly four decades,
worked as Director with McKinsey and Company and as Managing Director with Warburg Pincus. Mr. Puri has worked in the United Kingdom, the United States and Asia. Since 1994, he has primarily worked in India. At McKinsey, he has advised leading financial institutions, conglomerates and investment institutions in strategy and operational issues. He has contributed to the development of knowledge and public policy through advice to regulators and government officials. At Warburg Pincus, he was responsible for leading and managing investments across industries in India. He also contributed to financial services investments in the international portfolio as a member of the global partnership. Mr. Puri is an independent
director on the Board of Hindustan Unilever Limited and
is the independent chairman of Fortis Healthcare Ltd. He served as an independent director on the board of
Tata Sons
, till the expiry of his term in March 2025.
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

Ms. Penny Wan
has been a member of our Board of Directors since January 2022. She was most recently Amgen’s Vice President of the Japan and Asia Pacific region. With over 20 years of experience in the biopharmaceuticals industry, she led Amgen’s geographic expansion efforts in the region. Since joining Amgen in 2014, she has been instrumental in building its commercial presence across the region, ensuring that innovative medicines reach patients, payers and physicians in these markets. Prior to Amgen, Ms. Wan was General Manager of Roche Pharma China, which became one of the fastest growing multinational corporations in that country. She spearheaded innovative partnership solutions with government, professional and patient groups to improve access and outcomes for patients. Ms. Wan also worked in the pharmaceuticals division of Wyeth, where she held various management, marketing and commercial positions in the United States, Hong Kong, and Taiwan. During her time in China, Ms. Wan served as an executive committee member of RDPAC (R&D based Pharmaceutical Association Committee), where she led the industry-shaping efforts in biologics and served as Vice President of the Shanghai Association of Enterprises with Foreign Investments. She received the 2013 White Magnolia Memorial Award from the Shanghai municipality in recognition of her contributions to the city. Ms. Wan brings deep experience across healthcare. She has comprehensive management experience and strategic skills in leading sales and marketing, manufacturing, business development, start-up, country and regional operations in global markets, including China and Japan in world class pharma and healthcare companies. Additionally, Ms. Wan has worked across multiple sectors in pharmaceuticals, infant formula, nutrition, vaccines, immunology, oncology, cardiovascular, bone and mental health, among others. Ms Wan co-founded and is the chairwoman of Heronova Life Sciences Holding. Ms. Wan holds a Graduate Diploma in business administration from Monash University and Chinese University of Hong Kong and a Bachelor of Science in Biochemistry and Pharmacology from Monash University of Australia.

Mr. Arun M.
Kumar
has been a member of our Board of Directors since August 2022. He is a Managing Partner at Celesta Capital, a leading deep technology venture capital firm that leverages synergies between leading centres of innovation in the United States and India to create globally impactful enterprises. In February 2022, Mr. Arun completed his five-year term as the Chairman and CEO of KPMG in India. In this role, he led a large organization of thousands of talented professionals engaged in providing assurance, tax, and advisory services, through a period of extraordinary organizational transformation and growth. He was a member of the global board of directors of KPMG as well as its Europe, Middle East and Africa (“EMA”) board. Mr. Arun previously served in President Obama’s Administration as Assistant Secretary of Commerce for Global Markets and as Director General of the U.S. & Foreign Commercial Service (“USFCS”), under the leadership of Commerce Secretary Penny Pritzker. As the Administration’s lead official to promote U.S. exports, foreign direct investment, and enhanced market access around the world, he led a team of 1,700 professionals in 78 countries and all 50 states of the United States. The Global Markets unit and USFCS saw substantial growth in coverage and impact during his tenure.

During that time, Mr. Arun also had a special focus on the U.S.-India economic relationship, helping establish high level bilateral dialogues in areas ranging from innovation to infrastructure and working closely with the U.S. India CEO Forum. Prior to his nomination by President Obama, Mr. Arun was a partner at KPMG LLP in the United States and was a member of the Board of the firm. Based in Silicon Valley, he led KPMG’s Management Consulting practice in the West. Before joining KPMG, he was a co-founder, CEO, and CFO of three technology companies in Silicon Valley; over the years, Mr. Arun has been a mentor to entrepreneurs in Silicon Valley and India. Mr. Arun is a member of the Council on Foreign Relations. Mr. Arun is an advisor to the Board of Directors of the U.S.-India Business Council. He serves on the board of Indiaspora, an organization that links accomplished and influential people of Indian origin in many countries to enhance the relationships between their country of residence and India. Mr. Arun serves as a director on the Board of our wholly owned U.S. subsidiary Dr. Reddy’s Laboratories Inc
. and serves as a Nominee Director on the Board of Agnikul Cosmos Private Limited. He is the author of “The Global Trade Paradigm,” published by HarperCollins in 2023.Mr.
Arun received his master’s degree from the MIT Sloan School of Management. He earned his undergraduate degree, in physics, as a National Science Talent Scholar, from the University of Kerala.

Dr. Claudio Albrecht
most recently was a co-founder and managing partner of Albrecht, Prock & Partners and, until August 31, 2018, was the CEO of the publicly listed STADA AG. Before this assignment Dr. Albrecht worked in and with the Generic industry for more than 30 years. Dr. Albrecht started his pharmaceutical career at Sandoz in 1987 in Austria and became General Manager of its generic businesses in the Netherlands, in Germany and the USA, before leaving to become CEO of the Ratiopharm Group in 2000. In his time as CEO of the Ratiopharm Group, he was driving the internationalization process of the German drug maker beyond Europe and was material in the initiation of the development, manufacturing and commercialization project of Ratiopharm’s Biosimilars program. Ratiopharm was first to market with the Biosimilar Filgrastim in Europe. In 2007, Dr. Albrecht founded together with Peter Prock the strategy consulting firm CoMeth in Slovakia before he was asked to assume the role of CEO and Chairman of the Board of the Actavis Group. Actavis was operating in over 50 countries worldwide with standalone 2012 revenues in excess of € 2 billion. Under his leadership, Actavis was sold to Watson for U.S.$ 6 billion, which represented an above average industry multiple. As CEO of Actavis, Dr. Albrecht initiated a total turn around process and started a joint venture for the development and commercialization of recombinant Insulin and its analogues with the objective to build the first Generic “one stop shop” in Diabetes. After the divestiture of Actavis, Dr. Albrecht founded with Peter Prock the Zug/Switzerland based Albrecht, Prock & Partners AG (“AP&P”). Together with private equity and strategic investors, AP&P worked on numerous acquisition projects amongst which the take private initiative for STADA AG was the most significant. STADA AG was the largest leveraged buyout of a German listed company ever. Dr. Albrecht agreed to manage the company for an interim period of one year and led all the necessary changes and strategic initiatives. In September 2018, Dr. Albrecht returned to AP&P. Claudio holds a PhD in law
.

Dr. Alpna Seth
served as the President and Chief Executive Officer of Nura Bio Inc., a neurology pharmaceutical company for three years, until she retired starting October 2022. Prior to this, Dr. Seth was the Chief Operating Officer of Vir Bio Inc., a biopharma pioneer for treating infectious diseases. Before that, for nearly two decades from 1998 to 2017, Dr. Seth was a senior executive at Biogen Inc., a leading global biopharmaceutical company. Here, over the years she undertook several leadership roles with increasing profit and loss responsibility, spanning research and development to commercialization of new drugs, globally. She was instrumental in establishing Biogen’s strategic expansion in Asia as a founding Managing Director in India with its HQ in Gurgaon and then returning to Biogen’s global HQ in the U.S to lead the launch of its largest multibillion-dollar neurology drug franchise world-wide. In 2014 as Senior Vice President, she moved to Europe to spearhead Biogen’s foray into biosimilars with the creation of one of the fastest growing biosimilars businesses in the industry. Along with deep and broad industry expertise in biopharma, Dr. Seth’s experience includes health care and life sciences tools, industrial biotechnology, diagnostics, and management consulting. In addition to North America, she has lived and worked in Asia and in Europe. Dr. Seth has a track-record of creating and leading new businesses across therapeutic areas and modalities including biologics, small molecules, gene therapy and RNA-based therapeutics. In addition, Dr. Seth brings extensive corporate governance and strategic oversight experience as a member of the Board of Directors of large publicly listed multinationals and VC-funded private biotech companies.
Dr. Seth previously served on the board of directors of Seagen Inc. from 2018 until its acquisition by Pfizer Inc. in December 2023.
Dr. Seth currently serves as an independent Director on the boards of two public (NASDAQ listed) companies- Bio-Techne and Keros Therapeutics. Dr. Seth received a Ph.D. in biochemistry and molecular biology from University of Massachusetts Medical School and conducted her post-doctoral research at Harvard University in immunology and structural biology, both as a Howard Hughes Medical Institute Fellow. She is also a graduate of Harvard Business School’s Advanced Management Program.

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

Biographies - Executive Officers

Mr. Erez Israeli
is Chief Executive Officer of our company and prior to that he was our Chief Operating Officer and the Global Head of Generics and PSAI business. He joined us
in 2018. With over 31 years of experience in the pharmaceutical industry, Mr. Israeli is an accomplished leader with a proven track record of achievement. Prior to joining us, Mr. Israeli was President and Chief Executive Officer of Enzymotec. Prior to that, he spent 23 years working at Teva Pharmaceutical Industries Limited (“Teva”), where he held several leadership positions in the API and pharmaceutical (Generics, Specialty and OTC) businesses. His positions of responsibility included Vice President Marketing & Sales for North America, Vice President Asia Operations, President of Teva API, Group Executive Vice President, Head of Global Quality, and President & CEO of Growth Markets. He was also the Head of the Global Quality function for Teva and has held Board positions at subsidiaries of Teva. He graduated from Bar Ilan University in Israel, majoring in art, economics and business administration, and received an MBA in Finance and Marketing from Bar Ilan University. Under Mr. Israeli leadership, our company has seen significant growth in both revenue and profitability. Our company has concluded acquisitions of key assets in India and internationally as well as launched several first-to-market products. Mr. Israeli has also steered us through our pandemic response, ensuring that commitments to supply medicines to patients and to employees’ safety are met. Under Mr. Israeli’s guidance, we have also broken new ground on digitalization across Research & Development, Manufacturing and Sales – along with our focus on innovation, this will yield significant dividends in the years to come.

Mr. M.V. Ramana
is
Chief Executive Officer,
Branded Markets (India and Emerging Markets
) and leads innovation for our company.
In this role, he leads a multicultural team
in 45
countries.
A passionate believer in the organization’s purpose of accelerating access to innovative and affordable healthcare, Mr. Ramana has spearheaded our company’s foray into several new markets and spaces and has secured its position as a leading generics player in them. He is also a member of Management Council of our company. As the CEO of Branded Markets, dealing with complex, ambiguous business environments which present a huge growth potential; Mr. Ramana has been able to think ahead and build robust strategies which have delivered market beating growth in their respective spaces. Not only has he been able to push the envelope on new therapy areas but has also built new age skills in the space of sales, marketing and portfolio building.
Mr.
Ramana has demonstrated ambidexterity and an appetite for risk as he spearheads disruptive spaces, navigating new business models and leveraging both deep science and technology platforms. Leading multiple workstreams across business units and geographies, he is currently engaged in building the Innovative Products side of the business across our company. Mr.
Ramana
joined us as a Management Trainee in
1992 in
the International Marketing division of
the
Branded Formulations business.
Since then
, he has handled various critical assignments
from
setting up the
business
in several countries across Asia, Latin America, Africa
Russia,
the Middle East
and our
joint venture in China
. He is an MBA from Osmania University, Hyderabad and has done the ISB-Kellogg management development programme
.

Ms. Archana Bhaskar
is our Chief Human Resources Officer and a member of our Management Council. Ms. Bhaskar oversees our Human Resources and Corporate Communications. She joined our company in June 2017 and has more than 33 years of people management experience across diverse industries, geographies and companies. Prior to joining us, Ms. Bhaskar was with Royal Dutch Shell, Singapore, where she was global head of Human Resources for the Commercial Businesses. Earlier, she worked with Unilever, where she held positions of European and global responsibility, as well as large Indian corporations with whom she consulted in professionalizing Human Resources policies and practices. Ms. Bhaskar is an alumna of Lady Shri Ram College, Delhi University, where she majored in Psychology and Mathematics and the Indian Institute of Management, Bengaluru from where she completed her Master’s Degree in Business Administration.

Mr. Sanjay Sharma
is our Global Head of Manufacturing.  He leads our manufacturing and supply chain, and also anchors our product selection to commercialization and our environmental, social and governance (“ESG”) efforts. Sanjay is a Transformational Leader with close to 34 years in the FMCG & Pharmaceuticals industry handling diverse set of roles spanning across Manufacturing, Supply Chain, Sales, ESG and Business Transformation in both emerging and developed markets. Sanjay holds a Bachelor’s degree in Chemical Engineering from IIT Delhi, and General Management from IIM Ahmedabad. He also completed the Advanced Management Program (AMP) from Harvard Business School.

Mr. Deepak Sapra
is the Global Head of the Pharmaceutical Services and Active Ingredients (“PSAI”) business. As part of his role, he heads the API business, the Aurigene Pharmaceutical Services Limited (“APSL”) business, public health initiatives and business to business collaborations for our company. In addition, he also heads Global Portfolio and Product Management for Dr Reddy’s. Mr. Sapra joined our company in 2003 from the Indian Institute of Management (“IIM”), Bangalore and has since then undertaken various roles in Marketing, Sales, Business Development and Portfolio covering most markets around the world. He also led the COVID initiatives for Dr Reddy’s on therapeutics as well as on vaccines. Mr. Sapra education is in engineering and management. Prior to joining our company, he worked in the Indian Railway Services, Government of India. He has also been a Fulbright fellow and a Chevening scholar. He is also a published author and his first book was published in 2018. He is also the co-founder of a charitable trust that works for people with disabilities in eastern India.

Dr. Jayanth Sridhar
is the Global Head of Biologics, having joined Dr. Reddy’s Laboratories in May 2021. With an extensive career spanning 25 years, Dr. Sridhar has progressively taken on leadership roles of increasing responsibility in Biologics at companies specializing in the development and manufacturing of vaccines, novel biologics, and biosimilars.  He has been instrumental in the development, launch and commercial manufacturing of six novel vaccines/biologics and over twenty biosimilar products in both highly regulated and emerging markets. Additionally, Dr. Sridhar has built and led teams across three continents (the United States, Europe and India) while working with renowned organizations such as Merck, BioMarin, Biocon, Cipla BioTec, Alvotech, Biological E and presently Dr. Reddy’s Biologics. Dr. Sridhar is passionate about organizational development, technical problem-solving, and people leadership and mentoring.

Mr. Patrick Aghanian
serves as Head of Generics, Europe, and Head of Consumer Health.  He has been with us since 2019, and has worked in pharmaceuticals for 30 years.  He started his career with Glaxo SmithKline Consumer Health, where he held various General Management positions for 8 years.  He then moved to the prescription business, when he joined Novartis Pharma.  After 5 years with Novartis, he joined Sanofi, where he held various senior General Management and regional head roles for 10 years. His last assignment with Sanofi was to divest the European generic business in October 2018, now known as Zentiva. Mr. Aghanian has experience spanning originator, consumer health and generic pharmaceuticals, including specialist fields such as Oncology, Diabetes and rare diseases.
Patrick earned his Master of Business Administration (MBA) from the UCLA Anderson School of Management/University of California, Los Angeles and holds a Bachelor of Arts from the University of California, Los Angeles.

Mr. Phanimitra B.
serves
as the Chief Digital and Information Officer of our company. In this role, he has global responsibility for Digital Transformation, Process Excellence and Information Technology Management of our company. Mr. Phanimitra joined our company in 2014 and played various roles – setting up the Analytics Centre of Excellence, leading corporate strategy and digital transformation for Dr. Reddy’s India and Emerging markets businesses. Before joining our company, he worked with Hewlett Packard for over 11 years with roles in strategy, analytics & transformation consulting for customers across industries in the United States, India and Asia-Pacific region. In 2021, he was listed in the Analytics India Magazine’s 50 Most Influential AI Leaders in India. He holds a Bachelors in Engineering from BITS Pilani and an MBA from IIM Bangalore.

Mr. Sushrut Kulkarni
serves as the Global Head of the Integrated Product Development Organization (“IPDO”). With more than 28 years of experience in the pharmaceutical industry, he specializes in Product Research and Development. He brings extensive expertise in diverse dosage forms, including oral solids, dermatological formulations, injectables, respiratory treatments, and transdermal systems. Mr. Kulkarni has played a pivotal role in leading technical, regulatory, and project management teams in product development, ensuring regulatory approvals, commercial launches, and subsequent life cycle management activities across various geographies. He is passionate about driving management teams to achieve new business heights. Throughout his career, Mr. Kulkarni has worked with esteemed pharmaceutical companies such as Glenmark, Zydus, Torrent, Sandoz, and Rhone Poulenc. He holds a master’s degree in pharmacy from Bombay College of Pharmacy, Mumbai University, and remains dedicated to leading management teams toward continued success.

Mr. M.V. Narasimham
serves as the Chief Financial Officer of
our company.
With a distinguished career spanning over three decades, Mr. Narasimham brings a wealth of expertise and strategic insight to the role. He is a Chartered Accountant by qualification and has held various pivotal positions within our
company since joining in 2000. In his previous capacity as Deputy Chief Financial Officer, Mr. Narasimham was responsible for global commercial business finance and global taxation, overseeing critical financial functions that spanned across geographies. His leadership was instrumental in steering the financial operations of our
Pharmaceutical Services and Active Ingredients (PSAI) and Global Generics segments from 2006 to 2012. Under his stewardship, these divisions experienced significant growth and operational efficiency. Since 2012, Mr. Narasimham has been at the helm of Corporate Finance, managing crucial areas such as Direct and Indirect Taxation, Consolidation, and Corporate Analytics. His role extended beyond traditional finance, encompassing the comprehensive management of our
Global Business finance, including both India and international operations. His deep understanding of complex financial landscapes and his commitment to excellence have consistently driven our
company’s financial strategy and performance.

Mr. Krishna Venkatesh
is the Global Head of Quality & Pharmacovigilance. Mr. Venkatesh has over 29 years of experience in the pharmaceutical industry and has been with our company for 15 years. His experiences span across areas of product development, process engineering, technology transfer and manufacturing operations. Prior to joining our company, he worked with Barr Pharmaceuticals and Teva in the United States. Mr. Venkatesh holds an MS degree in Pharmaceutics from University of Mississippi and a B. Pharm degree from BITS Pilani
.

Mr. Milan Kalawadia
serves as Chief Executive Officer, North America, and is based out of the Princeton, New Jersey office. He is responsible for leading the North America business and serves as a member of the Board of Dr. Reddy’s Laboratories, Inc. Mr. Kalawadia is an accomplished senior executive, having served our company in various positions of increasing responsibility for more than
19
years. Prior to his appointment as CEO, Milan served as Chief Commercial Officer, responsible for the customer-facing and commercialization operations for the three main verticals of the core North America business: retail Rx, hospital/institutional injectable, and private label OTC. Milan’s efforts as Chief Commercial Officer were instrumental in driving our North America business to three consecutive years of growth over the $1 billion revenue threshold. He led the early efforts to develop strategies for our Biosimilars and Self-care & Wellness business units in the United States. He also played a critical role in driving various new growth initiatives, including the acquisition of over-the-counter brands; the development of our e-commerce presence on Amazon; and engaging with alternate channel partners.  Mr. Kalawadia holds a Bachelor of Science degree in Management Science and Information Systems from Rutgers University, School of Business; and a Master of Business Administration degree from Carnegie Mellon University, Tepper School of Business.

6.B.
Compensation

Directors’ compensation

Full-Time Directors
: The compensation of our Chairman and our Co-Chairman and Managing Director (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. They are not eligible to participate in our stock option plans. The Nomination, Governance and Compensation Committee of the Board of Directors initially recommends the compensation for full-time directors. The compensation of the full-time directors is then approved by the Board. Appointment/re-appointment/compensation of the full-time directors is placed for approval of shareholders along with the proposal for their appointment or re-appointment. The salary, commission and benefits of the full-time directors for year ended March 31, 2025 were within the limits approved by our shareholders in line with the provisions of the Indian Companies Act, 2013.

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

Non-Full Time Directors:
In the year ended March 31, 2025, none of our non-full time directors were paid any sum as attendance fees. Non-full time directors are eligible to receive a commission on our net profit (as defined under the Indian Companies Act) for each fiscal year. Our shareholders have approved a maximum commission of up to 1% of the net profits (as defined under the Indian Companies Act, 2013) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were not granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002, the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 or the Dr. Reddy’s Employees Stock Option Scheme, 2018 in the year ended March 31, 2025.

For
the year ended March 31, 2025, the directors were entitled to the following amounts as compensation:

(
Amounts Rs. in millions)
Name of Directors	Commission	Overseas Travel Compensation	Salary	Perquisites	Total
Mr. K. Satish Reddy	90	-	23.74	4.49	118.23
Mr. G.V. Prasad	160	-	23.74	4.60	188.34
Ms. Kalpana Morparia (1)	6.34	-	-	-	6.34
Mr. Leo Puri (2)	16.72	3.42	-	-	20.14
Ms. Shikha Sharma	14.86	-	-	-	14.86
Dr. K.P. Krishnan	15.71	-	-	-	15.71
Ms. Penny Wan (2)	14.43	4.28	-	-	18.71
Mr. Arun M. Kumar (2)	15.72	3.42	-	-	19.14
Dr. Claudio Albrecht (2)	14.86	3.42	-	-	18.28
Dr. Alpna Seth (2)	14.43	3.42	-	-	17.85
Mr. Sanjiv Mehta	15.57	-	-	-	15.57

(1)	Compensation for part of the year, term ended on July 30, 2024.
(2)	Non Full Time Directors who are resident outside India are entitled to get overseas travel compensation for travelling for Board Meetings within the overall commission approved by the shareholders.

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

The following table presents the annual compensation paid or payable to other executive officers for services rendered to us for the year ended March 31, 2025 and stock options issued to all of our other executive officers during the year ended March 31, 2025:

Compensation for Executive Officers

		FMV Value		Par Value
Name	Compensation (1) (2) (Rs. in millions)	Exercise Price	No. of options (3)	Exercise Price	No. of options (3)
Mr. Erez Israeli (4)	174.72	1,270	213,940	-	-
Mr. Parag Agarwal (5)	80. 04	-	-	-	-
Mr. M.V. Ramana	76.89	1,270	33,310	-	-
Ms. Archana Bhaskar	59. 12	1,270	21,400	-	-
Mr. Sanjay Sharma	62. 69	1,270	27,130	-	-
Mr. Deepak Sapra	44.90	1,270	14,920	-	-
Mr. Marc Kikuchi (5)	62.63	-	-	-	-
Mr. Patrick Aghanian (4)	92.64	1,270	20,100	-	-
Mr. Sushrut Kulkarni	54. 37	1,270	15,675	-	-
Mr. M.V. Narasimham	46. 54	1,270	9,945	-	-
Mr. Jayanth Sridhar	33. 49	1,270	9,945	-	-
Mr. Krishna Venkatesh	34. 09	1,270	9,420	-	-
Mr. Phanimitra B	31. 76	1,270	9,045	-	-
Mr. Milan Kalawadia (5)	72.17	1,270	20,940	-	-

(1)	These compensation amounts do not include share based payment expense arising from stock options. However, the number of options granted during the year are mentioned separately in the above table.

(2)
These compensation amounts include superannuation benefits and provident fund benefits. The executive officers are also covered under our Gratuity and Compensated Absences Plans along with the other employees. Proportionate amounts of the cost for gratuity and compensated absences accrued under the plans have not been separately computed or included in the above disclosure, as the amount payable to the officer is inherently variable and our annual contributions to funds established to furnish such payments are lump sums based on actuarial projections for the fund as a whole. Refer to Note 27 (“Employee benefits”) of our consolidated financial statements for further details on the foregoing benefits.

(3)
The options granted during the year ended March 31, 2025 vest 100% at the end of the third year from the date of grant, subject to the employee being in continued service on the date of vesting. The options expire after five years from the date of vesting. The options are granted under the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 and the Dr. Reddy’s Employees Stock Option Scheme, 2018. For each of the foregoing options, one equity share or ADR (as applicable) will be issued upon its exercise.

(4)	These grants were in the form of options to acquire our ADRs.

(5)
These executive officers served for part of the year. Mr. Parag Agarwal and Mr. Marc Kikuchi ceased as members of the Management Council on July 31, 2024 and May 24, 2024, respectively. Mr. Milan Kalawadia was inducted into the Management Council effective as of May 25, 2024. The remuneration has been shown for the period the applicable executive officer served as a member of the Management Council.

Compensation details on executive officers Mr. K Satish Reddy and Mr. G.V. Prasad are discussed under “Directors’ Compensation” above.

6.C. Board Practices

Our Articles of Association require us to have a minimum of three and a maximum of fifteen directors. As of March 31, 2025, we had ten directors on our Board, of which eight were non-full time independent directors.

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

The terms of each of our directors and their current expected expiration dates are provided in the table below:

Name	Expiration of Current Term of Office	Term of Office	Period of Service (3)
Mr. G.V. Prasad (1)	January 29, 2026	5 years	39.2 years
Mr. K. Satish Reddy (1)	September 30, 2027	5 years	32.4 years
Mr. Leo Puri (2)	October 24, 2028	5 years	6.6 years
Ms. Shikha Sharma (2)	January 30, 2029	5 years	6.3 years
Dr. K.P. Krishnan (2)	January 6, 2027	5 years	3.4 years
Ms. Penny Wan (2)	January 28, 2027	5 years	3.3 years
Mr. Arun M. Kumar (2)	July 31, 2027	5 years	2.8 years
Dr. Claudio Albrecht (2)	May 9, 2028	5 years	2.1 years
Dr. Alpna Seth (2)	September 18, 2028	5 years	1.7 years
Mr. Sanjiv Mehta (2)	December 28, 2028	5 years	1.4 years

(1)	Full time director.
(2)	Non-full time independent director.
(3)	Reflects service through May 31, 2025.

The directors are not eligible for any termination benefit on the termination of their tenure with us. Our full time directors are subject to retirement by rotation. As a result, Mr. G.V. Prasad shall retire by rotation, and the proposal to reappoint him is being placed before our shareholders at our annual general meeting scheduled on July 24, 2025.

Committees of the Board

Committees constituted by the Board focus on specific areas and take decisions within the authority delegated to them.

The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information, review and/or approval. We had seven Board-level Committees as of March 31, 2025:

•	Audit Committee.

•	Nomination, Governance and Compensation Committee.

•	Science, Technology and Operations Committee.

•	Risk Management Committee.

•	Stakeholders’ Relationship Committee.

•	Sustainability and Corporate Social Responsibility Committee.

•	Banking , Authorisations and Allotment Committee.

We have adopted charters for our Audit Committee, Nomination, Governance and Compensation Committee, Science, Technology and Operations Committee, Risk Management Committee, Stakeholders’ Relationship Committee and Sustainability and Corporate Social Responsibility Committee, formalizing the applicable committee’s procedures and duties. Each of these charters is available on our website at
https://www.drreddys.com/investor#governance#committees-of-the-board
. The Board has also approved the Charter of the Banking,
Authorisations
and Allotment Committee.
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

The Audit Committee consisted of the following four non-full time, independent directors as of March 31, 2025:

•	Mr. Arun M. Kumar (Chairman);

•	Ms. Shikha Sharma;

•	Dr. K.P. Krishnan; and

•	Ms. Penny Wan

Ms. Kalpana Morparia ceased to be a member of the Audit Committee when her term as a Director ended on July 30, 2024. Ms. Penny Wan was appointed as a member of the Committee effective as of July 31, 2024.

Our Company Secretary is the Secretary of the Audit Committee. This Committee met six times during the year ended March 31, 2025. Our independent registered public accounting firm was present at all Audit Committee meetings during the year.

The primary responsibilities of the Audit Committee are inter alia to:

•	Supervise our financial reporting process;

•	Review our consolidated financial statements, including among other things the investments made by them;

•	Review of the consolidated financial statements of our subsidiary companies, including among other things the investments, if any, made by them;

•	Review our quarterly and annual financial results, along with related public disclosures and filings, before providing them to the Board;

•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;

•	Discuss with management our major policies with respect to risk assessment and risk management;

•	Hold discussions with external auditors on the nature, scope and process of audits and any views that they have about our financial control and reporting processes;

•	Ensure compliance with accounting standards and with listing requirements with respect to the consolidated financial statements;

•	Recommend the appointment and removal of external auditors and their remuneration;

•	Recommend the appointment of cost auditors;

•	Review the independence of auditors;

•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our subsidiaries;

•	Review and approve related party transactions;

•	Review the rationale, cost-benefits and impact of mergers, demergers, amalgamations and other reorganizations on our company and its shareholders;

•	Review the functioning of whistle blower mechanism;

•	Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002;

•	Scrutinize our inter-company loans and investments;

•	Examine the valuation of our undertakings or assets, wherever it is necessary;

•	Review compliances undertaken under insider trading laws;

•	Review the sexual harassment complaints and outcome of investigations, if any;

•	To suggest revisions to our insider trading policies to the Board and ensure the effective implementation of insider trading laws;

•	Evaluate internal financial controls; and

•	Review suspected fraud, if any, committed against our company.

Nomination, Governance and Compensation Committee.

The primary functions of the Nomination, Governance and Compensation Committee are inter alia to:

•	Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board’s effectiveness;

•	Formulate policies on remuneration of Directors, key managerial personnel and other employees, and on Board diversity;

•	Formulate criteria for evaluation of Directors and the Board as a whole and the Committees;

•
Assess our policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensuring that we are at the forefront of good governance practices; and

83

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

The Nomination, Governance and Compensation Committee also administers our Employee Stock Option Schemes.

The Nomination, Governance and Compensation Committee consisted of the following non-full time, independent directors as of March 31, 2025:

•	Mr. Sanjiv Mehta (Chairman);

•	Dr. K.P. Krishnan;

•	Mr. Arun M. Kumar; and

•	Mr. Leo Puri.

Ms. Kalpana Morparia ceased to be chairperson and a member of the Nomination, Governance and Compensation Committee when her term as a Director ended on July 30, 2024. Mr. Sanjiv Mehta was appointed as Chairman of the Committee effective as of July 31, 2024.

The corporate officer heading our Human Resources function serves as the Secretary of the Committee. The Nomination, Governance and Compensation Committee met
four
times during the year ended March 31, 2025.

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

•	Review and monitor management’s actions in creating valuable intellectual property;

•	Review safety and quality of our operations;

•	Review the status of non-infringement patent challenges; and

•	Review and monitor management’s actions and plans in building and nurturing science in our organization in line with our business strategy.

The Science, Technology and Operations Committee consisted of the following non-full time, independent directors as of March 31, 2025:

•	Dr. Claudio Albrecht (Chairman)

•	Mr. Leo Puri;

•	Dr. Alpna Seth; and

•	Mr. Sanjiv Mehta.

Ms. Penny Wan ceased to be a member of the Science, Technology and Operations Committee effective as of July 31, 2024.

The corporate officers heading our Integrated Product Development Operations, Global Manufacturing Organization, Quality and Biologics functions serve as Secretaries of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met four times during the year ended March 31, 2025.

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

•
Review and recommend changes to the Risk Management Policy and its implementation, including evaluating the adequacy of risk management systems, and associated frameworks, processes, practices and measures for risk mitigation and compliance with the risk management requirements of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015
;

•	To ensure that appropriate methodology, processes and systems are in place to monitor and evaluate risks associated with our business;

•	Be aware of and approve our company’s risk appetite including risk levels, if any, set for financial and operational risk, disaster risk and legal risk;

•
Ensure that it is apprised of our more significant risks, including certain country risks and cyber security risks, along with the risk mitigation steps implemented to ensure effective enterprise risk management; and

•	Review risk disclosure statements in any public documents or disclosures, where applicable.

The Risk Management Committee consisted of the following non-full time, independent directors as of March 31, 2025:

•	Ms. Shikha Sharma (Chairperson);

•	Ms. Penny Wan;

•	Dr. Claudio Albrecht; and

•	Dr. Alpna Seth.

Our Chief Risk Officer or, in his/her absence, our Chief Financial Officer acts as the Secretary of the Risk Management Committee. This Committee met three times during the year ended March 31, 2025.

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

•	Provide guidance on our various CSR initiatives undertaken and monitor implementation and adherence to our CSR programs and policies from time to time;

•	Recommend to the Board an Annual CSR Action Plan delineating the CSR projects or programs to be undertaken during the financial year; and

•	Appoint an independent agency/firm to carry out impact assessment study, if any.

The Sustainability and Corporate Social Responsibility Committee consisted of the following directors as of March 31, 2025:

•	Dr. K.P. Krishnan (Chairman);

•	Mr. G.V. Prasad;

•	Mr. K. Satish Reddy; and

•	Mr. Sanjiv Mehta.

Ms. Kalpana Morparia, ceased to be the member of the Sustainability and Corporate Social Responsibility Committee when her term as a Director ended on July 30, 2024.

The Company Secretary serves as the Secretary of the Committee. This Committee met four times during the year ended March 31, 2025.

Stakeholders’ Relationship Committee

The primary functions of the Stakeholders’ Relationship Committee are inter alia to:

•	Review of investor complaints and how they were redressed;

•	Review of queries received from investors;

•	Review of work done by our share transfer agent; and

•	Review of corporate actions related to our security holders.

The Stakeholders Relationship Committee consisted of the following directors as of March 31, 2025:

•	Mrs. Leo Puri (Chairman);

•	Mr. G.V. Prasad; and

•	Mr. K. Satish Reddy.

Ms. Kalpana Morparia ceased to be the chairperson and a member of the Stakeholders Relationship Committee when her term as a Director ended on July 30, 2024.

Mr. Leo Puri was inducted as Chairman of the Stakeholders Relationship Committee effective as of July 31, 2024.

Our Company Secretary is the Secretary of the Stakeholders’ Relationship Committee. This Committee met four times during the year ended March 31, 2025.

6.D.
Employees

The following table sets forth the number of our employees as of March 31, 2025, 2024 and 2023.

	As of March 31, 2025
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	10,049	74	179	385	10,687
Sales and marketing (2)	9,796	80	130	1,606	11,612
Research and development (3)	3,090	17	58	77	3,242
Others (4)	1,798	86	75	311	2,270
Total	24,733	257	442	2,379	27,811

	As of March 31, 2024
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	10,070	222	129	401	10,822
Sales and marketing (2)	9,106	75	52	1,514	10,747
Research and development (3)	3,362	18	40	78	3,498
Others (4)	1,542	100	26	313	1,981
Total	24,080	415	247	2,306	27,048

	As of March 31, 2023
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	9,771	212	161	399	10,543
Sales and marketing (2)	8,617	67	98	1,523	10,305
Research and development (3)	3,040	15	51	71	3,177
Others (4)	1,394	87	64	293	1,838
Total	22,822	381	374	2,286	25,863

(1)	Includes quality, technical services and warehouse.
(2)	Includes business development.
(3)	Includes employees engaged in contract research services provided to other companies.
(4)	Includes shared services, corporate business development and the intellectual property management team.

We did not experience any significant work stoppages in the years ended March 31, 2025, 2024 and 2023, and we consider our relationship with our employees and labor unions to be good. Approximately 1.7% of our employees belonged to labor unions as of March 31, 2025.

6.E.
Share ownership

The following table sets forth, as of March 31, 2025 for each of our directors and executive officers, the total number of our equity shares, ADRs and options owned by them:

			FMV Value																Par Value
	No. of Shares Held (1)	% of Outstanding Capital	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)
Mr. G.V. Prasad (2)	96,095,920	11.52	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. K. Satish Reddy (2)	85,738,125	10.27	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Leo Puri (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Ms. Shikha Sharma (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dr. K.P. Krishnan (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Arun M. Kumar (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Ms. Penny Wan (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dr. Claudio Albrecht (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dr. Alpna Seth (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Sanjiv Mehta (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Erez Israeli (3)(4)	-	-	-	-	-	-	-	-	781.2	295,435	-	-	981.4	263,460	1,060.2	4,225	1,270	213,940	1	28,150
Mr. M.V. Ramana	86,230	0.01	-	-	-	-	-	-	781.2	45,720	-	-	981.4	39,795	1,060.2	615	1,270	33,310	1	41,825
Ms. Archana Bhaskar	32,190	-	-	-	-	-	735.8	4,700	781.2	29,485	-	-	981.4	25,645	1,060.2	1,600	1,270	21,400	1	6,155
Mr. Sanjay Sharma	-	-	-	-	-	-	-	-	781.2	26, 215	-	-	981.4	29,945	1,060.2	440	1,270	27,130	1	2,940
Mr. Deepak Sapra	32,744	-	521.4	9,750	562.8	12,000	735.8	10,700	781.2	13,120	-	-	981.4	11,195	1,060.2	1,100	1,270	14,920	1	35,940
Mr. Patrick Aghanian (3)	-	-	-	-	-	-	735.8	12,400	781.2	26,005	-	-	981.4	22,975	1,060.2	1,500	1,270	20,100	1	47,220
Mr. Sushrut Kulkarni	70	-	-	-	-	-	-	-	781.2	28,280	-	-	981.4	14,350	-	-	1,270	15,675	-	-
Mr. M.V. Narasimham	60,330	0.01	521.4	9,750	562.8	10,875	735.8	11,600	781.2	12, 825	-	-	981.4	11,960	1,060.2	620	1,270	9,945	1	29,240
Mr. Jayanth Sridhar	4,410	-	-	-	-	-	-	-	781.2	10,495	932.5	195	981.4	10,525	-	-	1,270	9,945	1	1,275
Mr. Krishna Venkatesh	-	-	-	-	-	-	735.8	2,900	781.2	8,160	-	-	981.4	8,610	1,060.2	480	1,270	9,420	1	6,600
Mr. Phanimitra B	14,630	-	521.4	10,125	562.8	9,500	735.8	9,100	781.2	10,495	-	-	981.4	8,610	1,060.2	620	1,270	9,045	1	11,840
Mr. Milan Kalawadia (3)	-	-	-	-	-	-	735.8	5,800	781.2	10,495	-	-	981.4	8,610	1,060.2	620	1,270	20,940	1	2,020

(1)	All shares have voting rights.
(2)	Not eligible for grant of stock options.
(3)	These grants were in the form of options to acquire ADRs.
(4)	“No. of shares held” represents the shares underlying ADRs.
(5)
These include both vested and unvested
options
. The options have vested on various dates between the year ending March 31, 2020 and the year ending March 31, 2025. The unvested options will vest on various dates between the year ending March 31, 2025 and the year ending March 31, 2028.
Each option expires
after five years from vesting
and converts into
one equity share or ADR upon its exercise.

Employee Stock Incentive Plans

We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADRs, and during the year ended March 31, 2025 we operated under the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”) and the Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”). Each such option granted had an expiration date of five years from the vesting date. Dr. Reddy’s Employees Stock Option Scheme, 2002 ended in January 2022, however the options already granted under this scheme to eligible employees can be exercised for allotment of equity shares, until the end of the expiry period of such options.

During the year ended March 31, 2025, options to purchase ordinary shares and ADRs were awarded to various of our executive officers and other employees under the DRL 2007 Plan and the DRL 2018 Plan as follows:

Plan	Number of options granted (1)	Exercise Price (Rs .) (1)
DRL 2007 Plan (2)	-	1
DRL 2007 Plan (3)	272,310	1,270.00
DRL 2018 Plan (3)	685,800	1,270.00
DRL 2018 Plan (4)	16,050	1,270.00
DRL 2018 Plan (5)	4,820	1,274.00
Total	978,980

(1)	Adjusted after giving effect to the 1:5 forward stock split implemented in October 2024.
(2)	No options were granted at an exercise price of Rs.1/-.
(3)	100% vesting at the end of third year.
(4)	Equal vesting over a period of three years.
(5)	25% vesting each year over a period of four years.

The Dr. Reddy’s Employees ESOS Trust was formed to support the DRL 2018 Plan by acquiring, including through secondary market acquisitions, equity shares which are issued to eligible employees upon exercise of stock options thereunder. From the plan’s inception through March 31, 2025, we have granted an aggregate of 5,279,535 options, with a fair market value exercise price, under the DRL 2018 Plan. As of March 31, 2025, the Dr. Reddy’s Employees ESOS Trust has purchased an aggregate of 4,476,495 shares, at an average rate of Rs.802.20, for the purpose of issuing the shares to such employees upon exercise of these options under the DRL 2018 plan.

For the years ended March 31, 2025 and 2024, Rs.424 million and Rs.407 million, respectively, have been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2025 and 2024, there was Rs.430 million and Rs.469 million, respectively of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.68 years and 1.69 years, respectively. For further information regarding our options and stock option incentive plans, refer to
Note
28 (“Share-based payments”) to our consolidated financial statements.

6.F.
Disclosure of a registrant’s action to recover erroneously awarded compensation

There are no events triggering restatement and recovery of compensation. The Dr. Reddy’s Laboratories Limited Recovery Policy, our clawback policy, is included as Exhibit 97 to our annual report on Form 20-F for the year ended March 31, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.
Major shareholders

All of our equity shares have the same voting rights. As of March 31, 2025, a total of 26.64% of our equity shares were held by the following parties:

•	Mr. K. Satish Reddy (Chairman of the Board);

•	Mr. G.V. Prasad (Co-Chairman and Managing Director);

•
Mrs. Deepti Reddy, wife of Mr. K. Satish Reddy, Mrs. G. Anuradha, wife of Mr. G.V. Prasad, Mr. G. Sharathchandra Reddy, son of Mr. G.V. Prasad, and Ms. G. Vani Sanjana Reddy and Ms. G. Mallika Reddy, daughters of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”); and

•	Kallam Satish Reddy HUF, which is affiliated with Mr. K. Satish Reddy, and G.V. Prasad HUF, which is affiliated with Mr. G.V. Prasad .

Dr. Reddy’s Holdings Limited was merged with Dr. Reddy’s Laboratories Limited effective as of April 8, 2022 (see Note 33 (“Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited”) of our consolidated financial statements for further details). Consequently, the equity shares of our company held by Dr. Reddy’s Holdings Limited were cancelled and our company had issued and allotted an equal number of equity shares to the shareholders of Dr. Reddy’s Holdings Limited on April 22, 2022.

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2024 and as of March 31, 2025:

	Equity Shares Beneficially Owned (1)
	Status as on March 31, 2024		Status as on March 31, 2025 (2)
Name	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
Mr. G.V. Prasad (3)	-	-	96,095,920	11.52%
Mr. K. Satish Reddy (3)(4)	901,002	0.54%	85,738,125	10.27%
K. Satish Reddy HUF	5,523,677	3.31%	27,618,385	3.31%
G.V. Prasad HUF	2,543,418	1.52%	12,717,090	1.52%
Family Members (4)	1,147,723	0.69%	136,120	0.02%
APS Trust (3)	34,345,308	20.59%	-	-
Subtotal promoter group	44,461,128	26.65%	222,305,640	26.64%
Others/public float	122,357,138	73.35%	612,149,725	73.36%
Total number of shares outstanding	166,818,266	100.00%	834,455,365	100.00%

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

(2)	Shares mentioned as on March 31, 2025 are after giving effect to the 1:5 forward stock split effective October 28, 2024, and represent face value of Rs.1 each.

(3)
Mr. G.V. Prasad and Mr. K. Satish Reddy were the trustees of the APS Trust as on March 31, 2024. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to have beneficially owned all of the equity shares directly held by the APS Trust on such date. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held equity shares in accordance with the directions of the board of trustees of the APS Trust. As a result, each of Mr. K. Satish Reddy and Mr. G.V. Prasad may be deemed to beneficially own all of the equity shares directly held by each other or by any of the other parties to such Deed of Family Settlement. Based on the Amendment No. 4 to Schedule 13D filed with the U.S. Securities and Exchange Commission on May 2, 2022, such equity shares held by other parties to the Deed of Family Settlement consisted of, in each case as of May 2, 2022, an aggregate of 5,523,677 Equity Shares directly held by the K. Satish Reddy HUF, 2,543,418 Equity Shares directly held by the G.V. Prasad HUF, 1,120,499 equity shares directly held by Late Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy) and 9,205 equity shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

On May 22, 2024, the APS Trust transferred 15,126,124 equity shares, representing 9.07% of our outstanding equity shares, to Mr. K. Satish Reddy and 19,219,184 equity shares, representing 11.52% of our outstanding equity shares, to Mr. G.V. Prasad. There was no change in the total promoter shareholding in our company. The APS Trust no longer holds any shares in our company after May 22, 2024. Immediately after these transfers, the total shareholdings of Mr. K. Satish Reddy was 16,027,126 shares and of Mr. G.V. Prasad was 19,219,184 shares, representing 9.61% and 11.52% of our then outstanding equity shares, respectively.

Effective October 28, 2024,
we
implemented a 1:5 forward stock split, pursuant to which each of our
equity shares of Rs.5 each (each, a “Pre-Split Share”) was split into five (5) equity shares of Rs.1 each (each, a “Post-Split Share”). As a result, below is the impact of forward stock split on the shareholding of promoter group as on March 31, 2025:

Name	Pre-Split Shares	Post-Split Shares
Mr. G.V. Prasad (A)
As on April 1, 2024	-
Add: transfer from APS Trust	19,219,184
	19,219,184	96,095,920
Mr. K. Satish Reddy (B)
As on April 1, 2024	901,002
Add: transfer from APS Trust	15,126,124
Add: transmitted from Late. Mrs. K. Samrajyam (family member)	1,120,499
	17,147,625	85,738,125
K. Satish Reddy HUF (C)	5,523,677	27,618,385
G.V. Prasad HUF (D)	2,543,418	12,717,090
Family Members (E)
As on April 1, 2024	1,147,723
Less: transmitted to Mr. K. Satish Reddy	(1,120,499)
	27,224	136,120
Total (A+B+C+D+E)		222,305,640

(4)	Family members include the late Mrs. K. Samrajyam Reddy (mother of Mr. K Satish Reddy). She expired on February 19, 2025, and her shares were transmitted to Mr. K. Satish Reddy.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.

The following shareholders held more than 5% of our equity shares as of:

	March 31, 2025		March 31, 2024		March 31, 2023
Name	No. of equity shares held (1)	% of equity shares held	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held
APS Trust (2)	-	-	34,345,308	20.59%	34,345,308	20.62%
Life Insurance Corporation of India and Associates	60,015,393	7.19%	84,21,089	5.05%	16,307,344	9.79%
Mr. G.V. Prasad (2)	96,095,920	11.52%	-	-	-	-
Mr. K. Satish Reddy (2)	85,738,125	10.27%	-	-	-	-

(1)	Shares mentioned as on March 31, 2025 are after giving effect to the 1:5 forward stock split effective October 28, 2024, and represent face value of Rs.1 each.

(2)	Each of the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to have beneficially owned all of these equity shares on the applicable date.

On May 22, 2024, the APS Trust transferred 15,126,124 equity shares, representing 9.07% of our outstanding equity shares, to Mr. K. Satish Reddy and 19,219,184 equity shares, representing 11.52% of our outstanding equity shares, to Mr. G.V. Prasad. There was no change in the total promoter shareholding in our company. The APS no longer holds any shares in our company after May 22, 2024. Immediately after these transfers, the total shares directly held by Mr. K. Satish Reddy was 16,027,126 shares and by Mr. G.V. Prasad was 19,219,184 shares, representing 9.61% and 11.52% of our then outstanding equity shares, respectively.

As of March 31, 2025, we had
834,455,365
outstanding equity shares. As of March 31, 2025, there were
459,605
record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are listed on the New York Stock Exchange. Our ADSs are also listed on NSE IFSC Limited. One ADS represents one equity share of Rs.1 par value per share. As of March 31, 2025, 11.54% of our issued and outstanding equity shares were owned through ADSs, as evidenced by ADRs. On March 31, 2025 we had approximately 54 registered holders, 34,569 beneficial holders and 2,524 Small Bank and Brokers of record of our ADSs, as evidenced by ADRs, in the United States.

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

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:

•	R eport of Independent Registered Public Accounting Firm
•	Consolidated statements of financial position as of March 31, 2025 and 2024
•	Consolidated income statements for the years ended March 31, 2025, 2024 and 2023
•	Consolidated statements of comprehensive income for the years ended March 31, 2025, 2024 and 2023
•	Consolidated statements of changes in equity for the years ended March 31, 2025, 2024 and 2023
•	Consolidated statements of cash flows for the years ended March 31, 2025, 2024 and 2023
•	Notes to the consolidated financial statements

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements included herein are for our three most recent fiscal years.

Amount of Export Sales

For the year ended March 31, 2025, our export revenues (i.e., revenues from all geographies other than India) were Rs.269,705 million and accounted for 83% of our total revenues.

Legal Proceedings

Refer to Note 32 (“Contingencies”) of our consolidated financial statements.

Dividend Policy

In the years ended March 31, 2023, 2024 and 2025, we paid cash dividends (
prior to effect of stock split)
of Rs.30 per equity share, Rs.40 per equity share and Rs.40 per equity share, respectively. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. At our Board of Directors’ meeting held on May 9, 2025, the Board of Directors proposed a dividend per share of Rs.8 for the year ended March 31, 2025 and aggregating to Rs.6,676 million, all of which is subject to the approval of our shareholders.

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

The Memorandum and Articles of Association were further amended in accordance with the terms of an Order of Hon’ble National Company Law Tribunal (“NCLT”), Hyderabad Bench, dated April 5, 2022 to effect an increase in our company’s authorized share capital pursuant to the amalgamation of Dr. Reddy’s Holdings Limited into our company. The amended Memorandum and Articles of Association reflecting the foregoing is attached as Exhibit 99.2 to our Form 6-K dated June 2, 2022.

Our Board of Directors at their meeting held on July 27, 2024 approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the "stock split"), by alteration of the capital clause of our Memorandum of Association and consequently, the authorized share capital of Rs.1,450,000,000 divided into 1,450,000,000 equity shares of Rs.1/- each. Further, each of our American Depositary Shares (“ADSs”) continued to represent one underlying equity share and, therefore, the number of ADSs held by an American Depositary Receipt (“ADR”) holder consequently increased in proportion to the increase in number of equity shares. On September 12, 2024 the approval of our shareholders was obtained through a postal ballot process with a requisite majority.
Consequently, stock split was implemented effective as of the record date of October 28, 2024.
Said amendment to the Memorandum and Articles of Association is attached as Exhibit 1.8 to this Annual Report on Form 20-F.

10.C.
Material contracts

Agreement with Haleon UK Enterprises Limited for the Sale and Purchase of Northstar Switzerland SARL

In June 2024, we entered into an Agreement for the Sale and Purchase of all of the Quotas of Northstar Switzerland SARL (the “Northstar Purchase Agreement”) with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s global portfolio outside of the United States of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”) for a total consideration of up to Rs.56,121 million (GBP 500 million), including an upfront cash payment of Rs.51,407 million (GBP 458 million) and earn-out consideration of up to Rs.4,714 million (GBP 42 million). The acquisition was structured as a purchase of all of the shares in Northstar Switzerland SARL, a Haleon group company whose assets include intellectual property, employees, agreements with commercial manufacturing organization, marketing authorizations and other assets relating to the commercialization of brands including Nicotinell (with extensive presence in Europe, Asia including Japan, and Latin America), Nicabate (in Australia), and other brands in Canada and New Zealand.
The acquisition was inclusive of all formats such as lozenge, patch, spray and/or gum in all applicable global markets outside of the United States.

The closing conditions were satisfied, and the transaction was completed on September 30, 2024. Upon completion, we purchased 100% of the shares of Northstar Switzerland SARL and paid an upfront cash payment of Rs.51,407 million (GBP 458 million) as per the terms of the Northstar Purchase Agreement. In March 2025, we paid the first earn-out milestone to Haleon of Rs.1,655 million (GBP 15 million) based on the achievement of NRT Business sales targets for calendar year 2024 and meeting other parameters. Additional earn-out consideration of up to Rs.2,951 million (GBP 27 million) is payable to Haleon contingent upon achievement of agreed-upon NRT Business sales targets for calendar year 2025 and meeting other parameters. The integration of the operations of the acquired NRT Business into our company will happen gradually in a phased approach between April 2025 and February 2026 until the local marketing authorizations for respective geographies are transferred in our name. For the interim transition period until transfer of marketing authorisations is complete, we have entered into a Transition Distribution Services Agreement whereby Haleon will provide temporary distribution and related services up to February 2026 across all markets, subject to a potential extension as may be determined mutually by the parties.

The Northstar Purchase Agreement has been attached as Exhibit 4.2 to this Annual Report on Form 20-F. Such document has been included to provide you with information regarding its terms. Except for its status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the purchase transaction thereunder, we do not intend for its text to be a source of factual, business or operational information about us. Such agreement contains representations, warranties and covenants that are qualified and limited, including by information in the schedules that the parties delivered in connection with the execution of such documents. Representations and warranties may be used as a tool to allocate risks between the respective parties to such documents, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to different standards of materiality applicable to the contracting parties, which may differ from what may be viewed as material to stockholders. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this report on Form 20-F. You should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition of us or any of our affiliates.

Other than the foregoing and other than contracts entered into in the ordinary course of business, there are no material contracts to which we or any of our direct and indirect subsidiaries are a party for the two years immediately preceding the date of publication of this report.

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

As of March 31, 2025, FIIs and FPIs collectively held 25.75% of our equity shares, foreign nationals and companies held 0.02% of our equity shares and NRIs held 0.93% of our equity shares.

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

Residence.
For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year (i.e., April 1 to March 31) if he or she is in India in that year for:

•	a period or periods of at least 182 days; or
•	at least 60 days and, within the four preceding fiscal years has been in India for a period or periods amounting to at least 365 days .

The period of 60 days referred to above shall be 182 days in case of a citizen of India or a Person of Indian Origin living outside India for the purpose of employment outside India who is visiting India.

For Indian citizens or persons of Indian origin residing abroad who visit India, if their total income, excluding income from foreign sources, exceeds Rs.1.5 million, their required period of stay will be considered as 120 days instead of the above threshold of 182 days. Additionally, such individuals will be classified as Not Ordinarily Resident (“NOR”) if their stay in India is less than 182 days. In this context, foreign source income is defined as income that accrues or arises outside India, excluding income generated from a business controlled in or a profession set up in India, and income not deemed to accrue or arise in India. This provision does not apply to individuals classified as residents of India.

An Indian citizen will be deemed a resident of India if their income, excluding income from foreign sources, exceeds Rs.1.5 million during the previous year, and if they are not liable to pay income tax in any other country or territory due to domicile, residence, or similar criteria. Such individuals, deemed residents, will be classified as NOR.

A company is considered a resident of India if it is an Indian company or if its place of effective management during the relevant year is located in India. Individuals and companies that do not meet these criteria will be treated as non-residents under the provisions of the Income Tax Act.

Taxation of Distributions.

The Finance Act, 2020 made section 115-O and 115R of the Income-tax Act ineffective starting April 1, 2020. Pursuant to this amendment, the responsibility for paying taxes on dividends declared by domestic company and income distributed by equity oriented mutual funds has shifted from domestic companies/mutual funds to shareholders/unit holders. In summary, effective as of April 1, 2020, dividend distribution tax has been abolished and dividend received are now t taxable in the hands of shareholder/unit holder at their applicable income tax slab rates.

Additionally, section 10(34) and section 10(35) of the Income-tax Act, which provide tax exemption to shareholders/unit holders for dividends received from domestic company/mutual funds, ceased to be effective as of April 1, 2020. Also, section 115BBDA of the Income-tax Act, which imposed tax on dividend exceeding Rs.1,000,000 received by specified assesses, also became inoperative effective as of April 1, 2020.

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

Shares (including shares issuable on the conversion of the ADSs) held by the non-resident investor for a period of more than 12 months are treated as long term capital assets. If the shares are held for a period of less than 12 months from the date of conversion of the ADSs, the same are treated as short term capital assets.

Capital gains are taxed as follows:

•	gains from a sale of ADSs outside India by a non-resident to another non-resident are not taxable in India;
•
long-term capital gains realized by a resident from the transfer of the ADSs will be subject to tax at the rate of 10%, plus the applicable surcharges and the health and education cess. Short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, plus the applicable surcharges and the Health and Education cess. As per the Finance (No. 2) Act, 2024, the tax rate for long-term capital gains on the transfer of ADS after July 23, 2024, has been increased to 12.5%.

•
long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10%, plus applicable surcharges and the Health and Education Cess. Short-term capital gains on such a transfer will be taxed at the ordinary income tax rate applicable to the seller plus the applicable surcharges and the health and education cess, wherever applicable. As per the Finance (No. 2) Act, 2024, the tax rate for long-term capital gains on the transfer of ADS after July 23, 2024 has been increased to 12.5%.

•
The Finance Act, 2018 has amended the Income Tax Act to provide that Long Term Capital Gain exceeding Rs.100,000 arising from sale of equity shares in a company will be taxable at a rate of 10% without indexation benefits.
This applies if the transaction takes place on a recognized stock exchange and the Securities Transaction Tax (“STT”) is paid.

However, gains from sale of equity shares acquired on or prior to January 31, 2018 are grandfathered. The short-term capital gains are taxed at 15%, plus applicable surcharges and the Health and Education Cess, provided the sale occurs on a recognized stock exchange and the STT is paid.

As per the Finance (No. 2) Act, 2024, for any transfer occurring on or after July 23, 2024, the tax rate on long-term capital gains exceeding Rs.1,25,000 has been increased to 12.5% and the rate of short-term capital gains has been increased to 20%.

The applicable rate of surcharge on companies is as follows:

Total Taxable Income Range	For a Domestic Company	For a Foreign Company
More than Rs.10,000,000 but not more Rs.100,000,000	7%	2%
More than Rs . 100,000,000	12%	5%

The maximum surcharge for domestic companies opting under section 115BAA is capped at 10%, regardless of their total income.

The applicable rate of surcharge on individuals is as follows:

Total Taxable Income Range	Surcharge
Rs.5,000,000 to Rs.10,000,000	10%
Rs.10,000,000 to Rs.20,000,000	15%
Rs.20,000,000 to Rs.50,000,000	25	%*
Above Rs.50,000,000	37	%*

*The surcharge of 25% or 37% does not apply to capital gains arising from the sale of equity shares in a company or units of equity-oriented funds under sections 111A and 112A of the Income-tax Act, as well as to dividend income. Additionally, the surcharge of 25% or 37% is not levied on the income of foreign institutional investors (FIIs) from securities specified under section 115AD of the Income-tax Act.

The taxes and applicable surcharge will be increased by an incremental levy known as the ‘Health and Education Cess’ at a 4% rate.

As per the Finance Act (No.2) 2024,
the default tax regime for Individuals or HUF is the new tax regime under section 115BAC, which offers lower tax rates. However, taxpayers opting for this simplified regime will forfeit eligibility for certain specified deductions and exemptions.

As per Finance Act (No. 2) 2024, an Individual or HUF taxpayer may choose to be taxed under the old tax regime by filing their income tax return in the prescribed manner. For taxpayers with business income, once this option is exercised, it becomes mandatory for all subsequent assessment years. However, for taxpayers without business income, this option can be exercised annually while filing the income tax return under section 139(1).

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

As per the Finance (No.2) Act, 2024, in a sale and purchase of securities entered into through a recognized stock exchange, a STT may be imposed upon one or both of the parties as follows:

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

•
With respect to a sale and purchase of an option with respect to securities (i) upon the sale of the option, the seller is required to pay a STT at the rate of 0.1% % of the option premium; and (ii) upon exercise of the option, the buyer is required to pay a STT at the rate of 0.125% of the settlement price.

•	With respect to a sale and purchase of futures with respect to securities, the seller is required to pay a STT at the rate of 0.02% of the transaction value.

Any resulting taxes on capital gains arising out of such transaction may be offset by the applicable credit mechanism allowed under double tax avoidance agreements. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the ADSs or equity shares. Under the Income-tax Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on the Stock Exchange, Bombay or the National Stock Exchange, as applicable.

There is no corresponding provision under the Income-tax Act in relation to the “stepped up” basis for the purchase price of equity shares. However, to the best of our knowledge, the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

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

Buy-back of Securities.
All domestic companies are required to pay tax on the buyback of shares at the rate of 20%, plus applicable surcharges and the Health and Education Cess. Consequently, shareholders would benefit from an income tax exemption under Section 10(34A) of the Income Tax Act.

As per the Finance (No. 2) Act, 2024:

1.	The tax on the buyback of shares will no longer apply to companies for buybacks taking place on or after October 1, 2024.

2.
The definition of "dividend" has been broadened to include payments made by a company for the purchase of its own shares from shareholders, in accordance with the provisions of the Companies Act, 2013.

It is important to note that the non-resident shareholder's statutory obligation to pay tax dues on gains (if any) in the country of their tax residence remains separate and independent from the company's obligation for taxes on buyback. Shareholders are advised to consult their tax advisors regarding the tax treatment or obligations, if applicable.

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

Qualifying dividends will generally be taxed at a maximum income tax rate of 15% except for U.S. individual holders with incomes exceeding $533,400 or, in the case of taxpayers filing joint tax returns (or as a qualifying widow or widower), with incomes exceeding $600,050 which will be subject to tax at the rate of 20% on such qualifying dividends. Further, qualifying dividends received by U.S. individual holders with incomes less than $48,350 or, in the case of taxpayers filing joint returns (or as a qualifying widow or widower), $96,700 will be subject to tax at the rate of 0% on such qualifying dividends. Different amounts apply for estates and trusts. Each U.S. holder should consult his, her or its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

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

If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined utilizing the spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. h older. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the dividend date to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss. Each U.S. holder is urged to consult his, her or its own tax advisors regarding the taxation of currency gain or loss.

EACH U.S. HOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND.

Sale or exchange of our equity shares or ADSs
. Subject to the passive foreign investment company rules described below, a U.S. holder generally will recognize gain or loss on the sale or exchange of our equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in such equity shares or ADSs, as the case may be. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if such equity shares or ADSs, as the case may be, were held for more than one year (currently, for individuals and certain other non-corporate holders, long-term capital gains are taxed at a maximum rate of 20%, plus potential net investment income tax discussed below). Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. In the case of capital losses, a U.S. holder is eligible to claim a capital loss deduction subject to significant limitations. If a U.S. holder is unable to claim these losses on his, her or its U.S. federal income tax return, the U.S. holder may be eligible to carryover the amount of the unused capital loss to future years, subject to additional limitations provided under U.S. tax regulations. Capital gains realized by a U.S. holder upon the sale of our equity shares (but not ADSs) may be subject to certain tax in India. See “Taxation-Indian Taxation-Taxation of Capital Gains” set forth above in this Annual Report. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

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

Additional Tax on Investment Income
. U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds (the lesser of the U.S holder’s net investment income or modified adjusted gross income, to that extent such amount in a taxable year exceeds $200,000 (a special rule applies to a married individual filing a separate return) or, in the case of taxpayers filing joint tax returns, $250,000) will be subject to a 3.8% Medicare contribution tax on certain net investment income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our equity shares or ADSs, subject to certain limitations and exceptions.

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

Any amount withheld under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service. Certain U.S. holders are required to report information with respect to their investment in our equity shares or ADSs not held through a custodial account with a U.S. financial institution on Internal Revenue Service Form 8938, which must be attached to the U.S. holder’s annual income tax return. Investors who fail to report required information could become subject to substantial penalties.
In addition, a U.S. holder should consider the possible obligation to file online a FinCEN Form 114 – Foreign Bank and Financial Accounts Report as a result of holding ordinary shares or ADSs. Each U.S. holder should consult his, her or its tax advisor concerning his, her or its obligation to file Internal Revenue Service Form 8938 and/or FinCEN Form 114.

Passive foreign investment company
. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•
on average for the taxable year, 50% or more of the total value of its assets produce or are held for the production of passive income (generally measured as of the end of each quarter of its taxable year).

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2025. Because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, dividends would not be eligible for the preferential tax treatment applicable to qualified dividends income but would instead be taxable at rates applicable to ordinary income.

Further, if we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to:

•
pay an interest charge together with tax calculated at ordinary income rates on “excess distributions” (as the term is defined in relevant provisions of the U.S. tax laws) and on any gain on a sale or other disposition of our equity shares or ADSs;

•
if an election is made to be a “qualified electing fund” (as the term is defined in relevant provisions of the U.S. tax laws), include in their taxable income their pro rata shares of undistributed amounts of our income; or

•
if the equity shares are “marketable” and a mark-to-market election is made, to mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, recognize ordinary loss for the increase or decrease in market value for such taxable year.

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

We had the following derivative financial instruments to hedge the foreign exchange rate risk as of March 31, 2025:

Category	Instrument	Currency (1)	Cross Currency (1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	CAD	INR	CAD 1	Sell
	Forward contract	U.S.$	INR	U.S.$842	Sell
	Forward contract	ZAR	INR	ZAR 216	Sell
	Forward contract	GBP	INR	GBP 10	Sell
	Forward contract	AUD	INR	AUD 8	Sell
	Forward contract	EUR	INR	EUR 12	Sell
	Forward contract	U.S.$	BRL	U.S.$(10)	Buy
	Forward contract	U.S.$	CLP	U.S.$(4)	Buy
	Forward contract	U.S.$	COP	U.S.$(9)	Buy
	Forward contract	U.S.$	KZT	U.S.$(8)	Buy
	Forward contract	RUB	U.S.$	RUB 3,700	Sell
	Forward contract	EUR	U.S.$	EUR (78)	Buy
	Forward contract	GBP	U.S.$	GBP (31)	Buy
	Forward contract	U.S.$	AUD	U.S.$(4)	Buy
	Forward contract	U.S.$	RON	U.S.$(15)	Buy
	Interest rate swap contract	U.S.$	INR	U.S.$100	Sell
Hedges of highly probable forecast transactions	Forward contract	U.S.$	INR	U.S.$30	Sell
	Forward contract	RUB	U.S.$	RUB 2,500	Sell
	Forward contract	U.S.$	BRL	U.S.$(18)	Buy
	Option contract	U.S.$	INR	U.S.$771	Sell

(1)
“AUD” means Australian dollars, “BRL” means Brazilian reals, “CAD” means Canadian dollars, “COP” means Colombian pesos, “CLP” means Chilean pesos, “EUR” means Euros, “GBP” means U.K. pounds sterling, “INR” means Indian rupees, “
KZT”
means Kazakhstan tenge, “RON” means Romanian new leus, “RUB” means Russian roubles, “U.S.$” means United States dollars and “ZAR” means South African rands.

In respect of our forward, option contracts and currency swaps, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.6,053/(6,184) million increase/(decrease) in our hedging reserve and an approximately Rs.5,927/(5,927) million increase/(decrease) in our net profit from such contracts as of March 31, 2025.

For a detailed analysis of our foreign exchange risk, please refer to
Note
30 (“Financial instruments”) and
Note
31 (“Financial risk management”)
of
our consolidated financial statements.

Commodity Rate Risk

Our exposure to market risk with respect to commodity prices primarily arises from our purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products whose prices may fluctuate significantly over short periods of time. The prices of our raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in our active pharmaceutical ingredients business are generally more volatile. Costs of raw materials forms the largest portion of our cost of revenues. We evaluate and manage our commodity price risk exposure through our operating procedures and sourcing policies. As of March 31, 2025, we have not entered into any material derivative contracts to hedge our exposure to fluctuations in commodity prices.

Interest Rate Risk

As of March 31, 2025, we had outstanding: Rs.
22,800 million of loans carrying a floating interest rate of 3 Months T-bill + 35 bps to 84 bps; Rs.3,000 million of loans carrying a floating interest rate of 1 Months T-bill + 35 bps; Rs.10,856 million of loans carrying a floating interest rate of 6 Months SOFR + 10 bps to 65 bps; Rs.1,274 million of loans carrying a floating interest rate of Key rate + 4.7% to 5.9%; Rs.2,217 million of loans carrying a floating interest rate of TIIE + 1.35%; and Rs.595 million of loans carrying a floating interest rate of CDI + 1.55%

“CDI” means the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “SOFR” means Secured Overnight Financing Rate”, “T-bill” means India Treasury bill and “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

These loans expose us to risks of changes in interest rates. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

Interest Rate Profile
.

The interest rate profile of our short-term borrowings from banks is as follows:

As of March 31,
	2025		2024
	Currency (1)	Interest Rate (2)	Currency (1)	Interest Rate (2)
Working capital borrowings	RUB	Key rate + 470 bps to 590 bps	RUB	Key rate + 253 bps to 276 bps
	MXN	TIIE + 1.35%	MXN	TIIE + 1.35%
	INR	7.50%	INR	3 Month T-bill + 10 bps
	BRL	CDI+1.55%	EUR	4.44%
Pre-shipment credit	INR	3 Month T-bill + 35 bps to 60 bps	INR	3 Month T-bill + 5 bps
	INR	1 Month T-bill + 35 bps	-	-
	U.S.$	6 Month SOFR + 10 bps to 65 bps	-	-

The interest rate profile of our long-term borrowings (other than obligations under leases) is as follows:

	As of March 31,
	2025		2024
	Currency (1)	Interest Rate (2)	Currency (1)	Interest Rate (2)
Rupee term loan from bank	INR	3 Months T-bill + 84 bps	INR	3 Months T-bill + 84 bps

(1)	“BRL” means Brazilian reals, “EUR” means Euro, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian rubles and “U.S.$” means U.S. dollars.
(2)
“CDI” means Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “SOFR” means Secured Overnight Financing Rate, “T-bill” means India Treasury bill interest rate and “TIIE” means the Equilibrium Inter-Banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

Maturity profile
.

The aggregate maturities of interest-bearing long-term borrowings (other than obligations under leases), based on contractual maturities, as of March 31, 2025 are as follows:

Maturing in the year ending March 31,	( All amounts in Rs. Millions)
2027	Rs.	3,800
	Rs.	3,800

Counter-party risk encompasses settlement risk on derivative contracts and credit risk on cash and term deposits (i.e., certificates of deposit). Exposure to these risks is closely monitored and kept within predetermined parameters. Our group treasury department does not expect any losses from non-performance by these counter-parties.

For the year ended March 31, 2025, every 10% increase or decrease in the floating interest rate component applicable to our loans and borrowings would affect our net profit by Rs.271 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities.

Not applicable.

12.B. Warrants and Rights.

Not applicable.

12.C. Other Securities.

Not applicable.

12.D. American Depositary Shares.

Amended and Restated Deposit Agreement

In connection with the 1:5 forward stock split implemented in October 2024, we entered into an Amended and Restated Deposit Agreement with the Depositary (as defined below). For details on the Amended and Restated Deposit Agreement, see Exhibit 2.
1
(“Form of Amended and Restated Deposit Agreement”) and Exhibit 2.2 (“Description of the Securities”) to this Annual Report on Form 20-F.

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
U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the new shares deposited.
(b) Receiving or distributing dividends	Distribution of dividends.		Up to U.S.$0.05 per ADS (U.S.$5.00 per 100 ADSs).
(c) Selling or exercising rights	Distribution of securities or sale of securities in connection with a distribution.		Up to U.S.$0.05 per ADS (U.S.$5.00 per 100 ADSs).
(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited shares.		U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the shares withdrawn.
(e) General depositary services, particularly those charged on an annual basis.	Other services performed by the Depositary in administering the ADSs.		U.S.$0.05 per ADS (or portion thereof) not more than once each calendar year.
(f) Other	Expenses incurred on behalf of holders in connection with:		The amount of such expenses incurred by the Depositary or its agents.
	•	compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;
	•	the Depositary’s or its custodian’s compliance with applicable law, rule or regulation;
	•	stock transfer or other taxes and other governmental charges;
	•	SWIFT, facsimile transmission or any other method of communication and any applicable delivery charges;
	•	transfer or registration fees in connection with the deposit or withdrawal of deposited securities;
	•	expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars; or
	•	transaction fees and applicable delivery expenses for any requested cancellation of ADSs;
	•	any other charge payable by the Depositary or its agents.

As provided in the Amended and Restated Deposit Agreement, the Depositary may charge fees for making cash and other distributions to holders by deduction from distributable amounts or by selling a portion of the distributable property. The Depositary may generally refuse to provide services until its fees for those services are paid.

Fees paid by Depositary

Direct Payments

The Depositary has agreed to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with the program upon such terms and conditions as we and the Depositary may agree from time to time. In the year ended March 31, 2025, the Depositary reimbursed us for an amount of U.S.$3,179,054. The amounts the Depositary reimburses are not related to the fees collected by the Depositary from ADS holders. Under certain circumstances, we may be required to repay to the Depositary amounts reimbursed in prior periods.

The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2025.

Category of expenses	Amount reimbursed during the year ended March 31, 2025
Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	U.S.$ 3,179,054
Listing fees
Investor relations
Advertising and public relations
Broker reimbursements

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Modification in the rights of security holders

None.

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer
, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for a period not to exceed one year from the date of acquisition. Our management's evaluation and conclusion regarding internal control over financial reporting excludes the controls of Northstar Switzerland SARL and its subsidiaries (the “Northstar entities”) acquired from Haleon UK Enterprises Limited on September 30, 2024, as detailed in Note 36.B
.
"Business Transfer Agreement with Haleon," of our consolidated financial statements. The financial results of these Northstar entities have been included in our consolidated financial statements from the acquisition date. The Northstar entities accounted for approximately
3.7%
of our total revenues for the year ended March 31, 2025, and
13
%
of our total assets as of March 31, 2025, primarily consisting of Goodwill and Other intangibles.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2025, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2025 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2025.

The effectiveness of our internal control over financial reporting as of March 31, 2025 has been audited by Ernst & Young Associates LLP (“EY”), the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/ Erez Israeli	/s/ M.V. Narasimham
Chief Executive Officer	Chief Financial Officer

(c)
Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dr. Reddy’s Laboratories Limited

Opinion on Internal Control Over Financial Reporting

We have audited Dr. Reddy’s Laboratories Limited and subsidiaries’ internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Dr. Reddy’s Laboratories Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal the controls of Northstar Switzerland SARL and its subsidiaries, which is included in the March 31, 2025 consolidated financial statements of the Company and constituted 13% of total assets as at March 31, 2025 and 3.7% of revenues, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Northstar Switzerland SARL and its subsidiaries.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2025 and 2024, the related consolidated income statements, statements of comprehensive income
,
changes in equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes and our report dated June
6, 2025 expressed an unqualified opinion thereon.

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
6
, 2025

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

ITEM 16.B. CODE OF ETHICS

We have a Code of
Business Conduct and Ethics (the “COBE”), which applies to all Directors and employees of our company and its subsidiaries and affiliates. The COBE is included as Exhibit 11.1 to our annual report on Form 20-F for the year ended March 31, 2024 and is also available on our corporate website at https://www.drreddys.com/investors/governance/code-of-business-conduct-and-ethics-obe/#governance#code-of-business-conduct-and-ethics. The COBE has provisions for employees and other stakeholders to raise concerns regarding possible violations of the COBE under the Ombudsperson Policy. Reporting channels under the Ombudsperson Policy include an independent hotline, a web based reporting site (drreddys.ethicspoint.com) and dedicated email addresses for our Chief Compliance Officer and our Chief Ombudsperson. Our Non-Retaliation Policy also safeguards against retaliation of those who raise concerns in good faith.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Associates LLP served as our independent registered public accounting firm for the years ended March 31, 2025 and 2024 for which audited statements appear in this Annual Report.

The following table sets forth the aggregate fees paid to Ernst & Young Associates LLP and the various member firms of Ernst & Young Associates LLP in the years ended March 31, 2025 and 2024.

	For the year ended March 31,
Type of Service	2025		2024		Description of Services
	(Rs. in millions)
Audit fees	Rs.	119.8	Rs.	118.3	Audit and review of financial statements
Audit related fees		2.7		2.4	Statutory certifications and other matters
Tax fees		23.3		27.0	Tax and transfer pricing related services
Total	Rs.	145.8	Rs.	147.7

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

Tabulated below are the details of the equity shares acquired under such plan during the year ended March 31, 2025

Period	Total Number of Equity Shares Purchased	Average Price Paid per Equity Share (Rs.)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum number of Equity Shares that may yet be purchased under the Plans or Programs
April 1, 2024 to March 31, 2025	11,68,490	1,18 8 .93	4,476,495	(1)	8,023,505

(1)
The ESOS Trust has purchased an aggregate of 4,476,495 equity shares as of March 31, 2025. Out of these, an aggregate of 17,84,075 equity shares were transferred to employees (including 165,185 shares transferred during the year ended March 31, 2025) pursuant to exercises of stock options (cash and cashless exercises) granted under the Dr. Reddy’s Employees Stock Option Scheme, 2018. The ESOS Trust sold an aggregate of 240,160 (adjusted with effect of forward stock split) equity shares on the market during the year ended March 31, 2023 in connection with cashless exercises.

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

ITEM 16.G. CORPORATE GOVERNANCE

Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c), which are as follows:

(i)	establish an independent audit committee that has specified responsibilities;
(ii)	provide prompt certification by its chief executive officer of any non-compliance with any corporate governance rules;
(iii)	provide periodic written affirmations to the NYSE with respect to its corporate governance practices; and
(iv)	provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.

The following table compares our principal corporate governance practices to those required of U.S. NYSE listed companies.

Standard for U.S. NYSE Listed Companies	Our practice
Listed companies must have a majority of “independent directors,” as defined by the NYSE.	We comply with this standard. Eight of our ten directors are “independent directors,” as defined by the NYSE as on March 31, 2025.
The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	We comply with this standard. Our non-management directors meet periodically without management directors in scheduled executive sessions.

Standard for U.S. NYSE Listed Companies	Our practice
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

We have an Audit Committee composed of four members, all being independent directors as on March 31, 2025. The committee has a written charter that meets these requirements. We have evaluated the performance of our Audit Committee.

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

We filed our most recent annual written affirmation, in the form specified by the NYSE, on July 11, 2024. Further, an interim annual written affirmation was filed on August 12, 2024 in regard to the induction of Ms. Penny Wan, Independent Director of our company, as a member of the Audit Committee.

The annual and interim Written Affirmations must be in the form specified by the NYSE.	We have filed the annual and interim Written Affirmations in the form specified by the NYSE.
Each listed company must adopt a recovery policy for compensation erroneously paid to executive officers .
We have adopted a recovery policy for compensation erroneously paid to executive officers, a copy of which is included as Exhibit 97 to our annual report on Form 20-F for the year ended March 31, 2024.

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
Copies of these Codes are included as
Exhibits
11.1 and 11.2, respectively to our annual report on Form 20-F for the year ended March 31, 2024.

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
Our Board considers cybersecurity risk as part of its oversight function and has delegated the oversight of cybersecurity and other information technology risks to the Risk Management Committee of the Board.
The Risk Management Committee is apprised of cybersecurity risks along with the risk mitigations steps implemented by the CISO and Chief Risk Officer (“CRO”) to ensure effective enterprise risk management.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditor’s report for the year ended March 31, 2025 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

• Report of Independent Registered Public Accounting Firm (PCAOB ID: 1712)	118

• Consolidated statements of financial position as of March 31, 2025 and 2024	120

• Consolidated income statements for the years ended March 31, 2025, 2024 and 2023	121

• Consolidated statements of comprehensive income for the years ended March 31, 2025, 2024 and 2023	122

• Consolidated statements of changes in equity for the years ended March 31, 2025, 2024 and 2023	123

• Consolidated statements of cash flows for the years ended March 31, 2025, 2024 and 2023	126

• Notes to the consolidated financial statements	127

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dr. Reddy’s Laboratories Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Dr. Reddy’s Laboratories Limited (and subsidiaries) (the Company) as of March 31, 2025 and 2024, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31,
2025
, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated June
6, 2025
, expressed an unqualified opinion thereon.

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

Chargebacks related to Revenue

Description of the matter
As described in Note 3(m) and 22 to the consolidated financial statements, revenues from product sales are recognized upon transfer of control to a customer, usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer, net of estimated chargeback accruals, which are estimated at the time of sale, to reflect the amount of consideration to which the Company expects to be entitled.

Auditing the estimation of chargeback accruals, which are netted against product sales, is complex and requires significant judgment. The estimated chargeback accruals are based on assumptions and inputs used in the estimate, such as current contractual terms, wholesaler inventory levels, and historical data.

How we addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the chargeback process. This included, for example, testing controls over management’s review of significant assumptions and inputs used in the estimate of chargeback accruals, including actual sales, contractual terms, and historical data such as actual customer inventory levels of the Company’s products, and estimated sales subject to chargeback. We also tested management’s controls relating to the accuracy and completeness of the estimates used to calculate chargeback accruals.

To test management’s estimated chargeback accruals, our audit procedures included, among others, evaluating the methodology used and the underlying data used by the Company. For example, we tested management’s estimates over the determination of chargeback accruals by comparing the rates and pricing clauses used in management’s estimate to the underlying contracts and historical chargebacks data and where relevant to current payment trends. We also considered the historical accuracy of management’s estimates in prior years, and to assess the estimated amounts, we evaluated trends in actual sales and chargeback accrual balances. We also tested the underlying data used in management's calculations for accuracy and completeness, which included inspection of source data supporting product pricing, inventory levels and chargeback claims paid subsequent to period end and settled during the period.
We also evaluated the adequacy of the Company’s disclosures in relation to these matters.

Acquisition from Haleon UK Enterprises Limited
Description of the matter
As described in Note 36(B) to the consolidated financial statements, the Company completed the acquisition of Haleon UK Enterprises Limited (“Haleon”) on
September 30, 2024,
for consideration of
up to Rs.56,121 million, including an upfront cash payment of Rs.51,407 million and earn-out consideration of up to Rs.4,450 million
. This acquisition has been accounted for as a business combination. In connection with the acquisition, management recognized product related intangible assets of Rs.54,973 million.
Auditing the valuation of the product related intangible assets is complex and judgmental due to the use of subjective assumptions in the valuation model used by management when determining their estimated fair value. In particular, the fair value estimates for the product related intangible assets are sensitive to changes in assumptions for projected revenue growth rates and discount rate, which are forward looking and could be affected by future economic or market conditions.

How we addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting for business combinations process. For example, we tested controls over management’s review of the significant assumptions described above.

To test the estimated fair value of the product related intangibles acquired by the Company, we performed audit procedures that included, among others, involving our valuation specialists in assessing the appropriateness of fair value methodologies utilized by management in accordance with the requirements of IFRS 3. We evaluated management’s ability to reasonably estimate
projected revenue growth rates
by understanding management’s basis for developing such rates, evaluating historical revenue trends of the acquired business and comparing actual results to management’s forecasts.
With regard to the discount rate, we involved our valuation specialists to develop an independent estimate to assist us in evaluating such rates used by the Company. We also performed sensitivity analyses of the significant assumptions to evaluate the changes in the fair value estimates of the product related intangible assets that would result from changes in such assumptions. In addition, we evaluated the adequacy of the Company’s disclosures, as described in notes 3(d) and 36(B) of consolidated financial statements.

/s/ Ernst & Young Associates LLP

We have served as the Company’s auditor since 2018.

Hyderabad, India
June
6, 2025

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2025		March 31, 2025		March 31, 2024
		Unaudited convenience translation into U.S.$ (See Note 2(c))
ASSETS
Current assets
Cash and cash equivalents	7	U.S.$	172	Rs.	14,654	Rs.	7,107
Other investments	8		506		43,254		74,363
Trade and other receivables	9		1,058		90,420		80,298
Inventories	10		832		71,085		63,552
Derivative financial instruments	30		7		557		169
Other current assets	11		353		30,142		22,560
Total current assets		U.S.$	2,928	Rs.	250,112	Rs.	248,049
Non-current assets
Property, plant and equipment	12	U.S.$	1,144	Rs.	97,761	Rs.	76,886
Goodwill	13		138		11,810		4,253
Other intangible assets	14		1,134		96,803		36,951
Investment in equity accounted investees	15		56		4,811		4,196
Other investments	8		122		10,391		1,059
Deferred tax assets	25		217		18,508		10,774
Tax assets			21		1,821		3,718
Other non-current assets	11		12		972		1,632
Total non-current assets		U.S.$	2,844	Rs.	242,877	Rs.	139,469
Total assets		U.S.$	5,772	Rs.	492,989	Rs.	387,518
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	16	U.S.$	417	Rs.	35,523	Rs.	30,919
Short-term borrowings	17		445		38,045		12,723
Long-term borrowings, current portion	17		10		857		1,307
Provisions	18		72		6,168		5,383
Tax liabilities			35		3,028		2,342
Derivative financial instruments	30		15		1,286		468
Other current liabilities	19		533		45,485		42,897
Total current liabilities		U.S.$	1,527	Rs.	130,392	Rs.	96,039
Non-current liabilities
Long-term borrowings	17	U.S.$	92	Rs.	7,864	Rs.	5,990
Deferred tax liabilities	25		165		14,108		909
Provisions	18		2		156		61
Other non-current liabilities	19		39		3,303		3,969
Total non-current liabilities		U.S.$	298	Rs.	25,431	Rs.	10,929
Total liabilities		U.S.$	1,825	Rs.	155,823	Rs.	106,968
Equity
Share capital	20	U.S.$	10	Rs.	834	Rs.	834
Treasury shares			(27)		(2,264)		(991)
Share premium			130		11,133		10,765
Share-based payment reserve			19		1,642		1,508
Capital redemption reserve			2		173		173
Special economic zone re-investment reserve			-		-		653
Retained earnings			3,697		315,793		265,257
Other reserves			47		3,979		-
Other components of equity			25		2,098		2,351
Equity attributable to equity holders of the parent company		U.S.$	3,903	Rs.	333,388	Rs.	280,550
Non-controlling interests	36		44		3,778		-
Total equity			3,947		337,166	Rs.	280,550
Total liabilities and equity		U.S.$	5,772	Rs.	492,989	Rs.	387,518

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(in millions, except share and per share data)

		For the Years Ended March 31,
Particulars	Note	2025		2025		2024		2023
		Unaudited convenience translation into U.S.$ (See Note 2(c))
Revenues	22	U.S.$	3,811	Rs.	325,535	Rs.	279,164	Rs.	245,879
Cost of revenues			1,581		135,107		115,557		106,536
Gross profit			2,230		190,428		163,607		139,343
Selling, general and administrative expenses			1,099		93,870		77,201		68,026
Research and development expenses			320		27,380		22,873		19,381
Impairment of non-current assets, net			20		1,693		3		699
Other income, net	23		(51)		(4,358)		(4,199)		(5,907)
Total operating expenses			1,388		118,585		95,878		82,199
Results from operating activities (A)			842		71,843		67,729		57,144
Finance income			88		7,553		5,705		4,281
Finance expense			(33)		(2,829)		(1,711)		(1,428)
Finance income, net (B)	24		55		4,724		3,994		2,853
Share of profit of equity accounted investees, net of tax (C)	15		3		217		147		370
Profit before tax [(A)+(B)+(C)]			900		76,784		71,870		60,367
Tax expense, net	25		229		19,539		16,186		15,300
Profit for the year		U.S.$	671	Rs.	57,245	Rs.	55,684	Rs.	45,067

Attributable to:
Equity holders of the parent company		U.S.$	663	Rs.	56,544	Rs.	55,684	Rs.	45,067
Non-controlling interests			8		701		-		-

Earnings per share attributable to equity holders of the parent company*
Basic earnings per share of Rs.1/- each	21	U.S.$	0.79	Rs.	67.88	Rs.	66.93	Rs.	54.28
Diluted earnings per share of Rs.1/- each	21	U.S.$	0.79	Rs.	67.78	Rs.	66.80	Rs.	54.17

*
Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 20 of these consolidated financial statements for further details regarding such stock split.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions, except share and per share data)

	For the Years Ended March 31,
Particulars	2025		2025		2024		2023
	Unaudited convenience translation int o U.S.$ (See Note 2(c))
Profit for the year	U.S.$	671	Rs.	57,245	Rs.	55,684	Rs.	45,067
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(2)	Rs.	(199)	Rs.	(18)	Rs.	(718)
Actuarial gains/(losses) on post-employment benefit obligations		(1)		(94)		(10)		57
Tax impact on above items		-		24		4		(69)
Total of items that will not be reclassified to the consolidated income statement	U.S.$	(3)	Rs.	(269)	Rs.	(24)	Rs.	(730)
Items that will be reclassified subsequently to the consolidated income statement:
Changes in fair value of financial instruments	U.S.$	-	Rs.	-	Rs.	6	Rs.	(6)
Foreign currency translation adjustments		16		1,353		(318)		946
Foreign currency translation reserve re-classified to the income statement on divestment of foreign operation		(18)		(1,513)		-		-
Effective portion of changes in fair value of cash flow hedges		29		2,432		(470)		(905)
Tax impact on above items		(1)		(58)		117		306
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	26	Rs.	2,214	Rs.	(665)	Rs.	341
Other comprehensive loss for the year, net of tax	U.S.$	23	Rs.	1,945	Rs.	(689)	Rs.	(389)
Total comprehensive income for the year, net of tax	U.S.$	694	Rs.	59,190	Rs.	54,995	Rs.	44,678

Attributable to:
Equity holders of the parent company	U.S.$	686	Rs.	58,489	Rs.	54,995	Rs.	44,678
Non-controlling interests		8		701		-		-

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve (1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve (2)		Actuarial gains /(losses)		Retained earnings		Other Reserves (6)		Total		Non- controlling interests		Total Equity
Balance as of April 1, 2024 (A)	Rs.	834	Rs.	10,765	Rs.	(991)	Rs.	1,508	Rs.	(2,452)	Rs.	5,415	Rs.	(69)	Rs.	173	Rs.	653	Rs.	(543)	Rs.	265,257	Rs.	-	Rs.	280,550	Rs.	-	Rs.	280,550
Profit for the year		-		-		-		-		-		-		-		-		-		-		56,544		-		56,544		701		57,245
Net change in fair value of equity and debt instruments		-		-		-		-		(199)		-		-		-		-		-		-		-		(199)		-		(199)
Foreign currency translation adjustments, net of tax expense of Rs. 0		-		-		-		-		-		1,353		-		-		-		-		-		-		1,353		-		1,353
Reclassification adjustment upon divestment, net of tax expense of Rs. 0 (9)		-		-		-		-		-		(1,513)		-		-		-		-		-		-		(1,513)		-		(1,513)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs. 58		-		-		-		-		-		-		2,374		-		-		-		-		-		2,374		-		2,374
Actuarial gain/(loss) on post - employment benefit obligations, net of tax benefit of Rs. 24		-		-		-		-		-		-		-		-		-		(70)		-		-		(70)		-		(70)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(199)	Rs.	(160)	Rs.	2,374	Rs.	-	Rs.	-	Rs.	(70)	Rs.	56,544	Rs.	-	Rs.	58,489	Rs.	701	Rs.	59,190
Acquisition of interest by NCI in subsidiary (4)		-		-		-		-		-		-		-		-		-		-		-		3,979		3,979		3,077		7,056
Issue of equity shares on exercise of options		-		368		116		(290)		-		-		-		-		-		-		-		-		194		-		194
Purchase of treasury shares		-		-		(1,389)																				(1,389)				(1,389)
Share-based payment expense		-		-		-		424		-		-		-		-		-		-		-		-		424		-		424
Dividend paid #		-		-		-		-		-		-		-		-		-		-		(6,662)		-		(6,662)		-		(6,662)
Total transactions (C)	Rs.	-	Rs.	368	Rs.	(1,273)	Rs.	134	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,662)	Rs.	3,979	Rs.	(3,454)	Rs.	3,077	Rs.	(377)
Adjustment of cash flow hedge gain to purchase consideration (5)		-		-		-		-		-		-		(2,197)		-		-		-		-		-		(2,197)		-		(2,197)
Transfer from special economic zone re-investment reserve on utilization		-		-		-		-		-		-		-		-		(653)		-		653		-		-		-		-
Total transfers (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(2,197)	Rs.	-	Rs.	(653)	Rs.	-	Rs.	653	Rs.	-	Rs.	(2,197)	Rs.	-	Rs.	(2,197)
Balance as of March 31, 2025 [(A)+(B)+(C)+(D)]	Rs.	834	Rs.	11,133	Rs.	(2,264)	Rs.	1,642	Rs.	(2,651)	Rs.	5,255	Rs.	108	Rs.	173	Rs.	-	Rs.	(613)	Rs.	315,793	Rs.	3,979	Rs.	333,388	Rs.	3,778	Rs.	337,166
Convenience translation (See note 2(e))	U.S.$	10	U.S.$	130	U.S.$	(27)	U.S.$	19	U.S.$	(31)	U.S.$	62	U.S.$	1	U.S.$	2	U.S.$	-	U.S.$	(7)	U.S.$	3,697	U.S.$	47	U.S.$	3,903	U.S.$	44	U.S.$	3,947

[Continued from above table, first column repeated]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
Particulars	Share capital (8)		Share premium (8)		Treasury Shares		Share based payment reserve		Fair value reserve (1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve (2)		Debenture redemption reserve (3)		Actuarial gains/ (losses)		Retained earnings		Total
Balance as of April 1, 2023 (A)	Rs.	833	Rs.	9,688	Rs.	(1,269)	Rs.	1,652	Rs.	(2,425)	Rs.	5,733	Rs.	284	Rs.	173	Rs.	886	Rs.	380	Rs.	(537)	Rs.	215,593	Rs.	230,991
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	55,684	Rs.	55,684
Net change in fair value of equity and debt instruments		-		-		-		-		(27)		-		-		-		-		-		-		15 (7)		(12)
Foreign currency translation adjustments, net of tax expense of Rs. 0		-		-		-		-		-		(318)		-		-		-		-		-		-		(318)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs. 117		-		-		-		-		-		-		(353)		-		-		-		-		-		(353)
Actuarial loss on post-employment benefit obligations, net of tax benefit of Rs. 4		-		-		-		-		-		-		-		-		-		-		(6)		-		(6)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(27)	Rs.	(318)	Rs.	(353)	Rs.	-	Rs.	-	Rs.	-	Rs.	(6)	Rs.	55,699	Rs.	54,995
Issue of equity shares on exercise of options		1		1,077		278		(551)		-		-		-		-		-		-		-		-		805
Share-based payment expense		-		-		-		407		-		-		-		-		-		-		-		-		407
Dividend paid #		-		-		-		-		-		-		-		-		-		-		-		(6,648)		(6,648)
Total transactions with owners of the Company (C)	Rs.	1	Rs.	1,077	Rs.	278	Rs.	(144)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,648)	Rs.	(5,436)
Transfer from special economic zone re-investment reserve on utilization		-		-		-		-		-		-		-		-		(233)		-		-		233		-
Transfer to/(from) debenture redemption reserve		-		-		-		-		-		-		-		-		-		(380)		-		380		-
Total (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(233)	Rs.	(380)	Rs.	-	Rs.	613	Rs.	-
Balance as of March 31, 2024 [(A)+(B)+(C)+(D)]	Rs.	834	Rs.	10,765	Rs.	(991)	Rs.	1,508	Rs.	(2,452)	Rs.	5,415	Rs.	(69)	Rs.	173	Rs.	653	Rs.	-	Rs.	(543)	Rs.	265,257	Rs.	280,550

Balance as of April 1, 2022 (A)	Rs.	832	Rs.	9,280	Rs.	(1,601)	Rs.	1,628	Rs.	(1,701)	Rs.	4,835	Rs.	835	Rs.	173	Rs.	755	Rs.	304	Rs.	(525)	Rs.	175,712	Rs.	190,527
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	45,067	Rs.	45,067
Net change in fair value of equity and debt instruments		-		-		-		-		(724)		-		-		-		-		-		-		-		(724)
Foreign currency translation adjustments, net of tax expense of Rs. 48		-		-		-		-		-		898		-		-		-		-		-		-		898
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs. 354		-		-		-		-		-		-		(551)		-		-		-		-		-		(551)
Actuarial loss on post-employment benefit obligations, net of tax expense of Rs. 69		-		-		-		-		-		-		-		-		-		-		(12)		-		(12)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(724)	Rs.	898	Rs.	(551)	Rs.	-	Rs.	-	Rs.	-	Rs.	(12)	Rs.	45,067	Rs.	44,678
Issue of equity shares on exercise of options		1		361		168		(373)		-		-		-		-		-		-		-		-		157
Share-based payment expense		-		-		-		397		-		-		-		-		-		-		-		-		397
Sale of treasury shares		-		47		164		-		-		-		-		-		-		-		-		-		211
Dividend paid #		-		-		-		-		-		-		-		-		-		-		-		(4,979)		(4,979)
Total transactions with owners of the Company (C)	Rs.	1	Rs.	408	Rs.	332	Rs.	24	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,979)	Rs.	(4,214)
Transfer to special economic zone re-investment reserve		-		-		-		-		-		-		-		-		752		-		-		(752)		-
Transfer from special economic zone re-investment reserve on utilization		-		-		-		-		-		-		-		-		(621)		-		-		621		-
Transfer to debenture redemption reserve		-		-		-		-		-		-		-		-		-		76		-		(76)		-
Total (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	131	Rs.	76	Rs.	-	Rs.	(207)	Rs.	-
Balance as of March 31, 2023 [(A)+(B)+(C)+(D)]	Rs.	833	Rs.	9,688	Rs.	(1,269)	Rs.	1,652	Rs.	(2,425)	Rs.	5,733	Rs.	284	Rs.	173	Rs.	886	Rs.	380	Rs.	(537)	Rs.	215,593	Rs.	230,991

*
Rounded to the nearest million
#
excluding dividend paid on treasury shares

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

(2)
The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve was utilized by the Company for acquiring plant and machinery in accordance with Section 10AA(2) of such Act.

(3)
The Company had created a Debenture Redemption Reserve out of profits of its subsidiary Aurigene Pharmaceutical Services Limited that issued debentures in accordance with the terms of Sections 18(7)(iv) and 18(7)(v) AA(1) of the Companies (Share Capital and Debentures) Rules, 2014.
During the year ended March 31, 2024, upon redemption of debentures the Company has transferred the balance from the Debenture Redemption Reserve to Retained earnings.

(4)	Refer to Note 36.A of these consolidated financial statements for details regarding non-controlling interests.
(5)	Refer to Note 36.B of these consolidated financial statements for details regarding cash flow hedge gain.
(6)
Following the acquisition of a non-controlling interest (“NCI”) in the Nutraceuticals subsidiary by Nestle India, the difference between cash consideration received from such NCI and the proportionate share of net assets is recognized in “Other reserves” within equity.

(7)	Represents gain on disposal of equity instrument classified as FVTOCI instrument, which was subsequently classified to retained earnings.
(8)	Refer to Note 33 (“Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited”) of these consolidated financial statements.
(9)
Includes reclassification of cumulative amount of foreign exchange gain from
f
oreign currency translation reserve to the income statement upon divestment or liquidation of foreign operations during the year ended March 31, 2025. Refer to Note 23 of these consolidated financial statements for details.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS
 OF CASH FLOWS
(in millions, except share and per share data)

	For the Years Ended March 31,
	2025		2025		2024		2023
Particulars	Unaudited convenience translation into U.S.$ (See Note 2(c))
Cash flows from/(used in) operating activities:
Profit for the year	U.S.$	671	Rs.	57,245	Rs.	55,684	Rs.	45,067
Adjustments for:
Tax expense, net		229		19,539		16,186		15,300
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(42)		(3,554)		(3,149)		(876)
Depreciation and amortization		200		17,058		14,841		12,636
Impairment of non-current assets, net		20		1,693		3		699
Allowance for credit losses (on trade receivables and other advances)		2		161		275		205
(Profit)/ Loss on sale/disposal of assets, net		(18)		(1,522)		(900)		208
Share of profit of equity accounted investees		(3)		(217)		(147)		(370)
Unrealized exchange (gain)/loss, net		2		211		(534)		(939)
Interest (income)/expense, net		2		152		(567)		248
Inventories write-down		61		5,220		3,563		4,869
Equity settled share-based payment expense		5		424		407		397
Dividend income		-		-		-*		-*
Changes in operating assets and liabilities:
Trade and other receivables		(120)		(10,283)		(8,054)		(5,752)
Inventories		(149)		(12,753)		(18,445)		(2,654)
Trade and other payables		4		340		3,460		23
Other assets and other liabilities, net		(85)		(7,293)		2,857		528
Cash generated from operations		779		66,421		65,480		69,589
Income tax paid, net		(234)		(19,993)		(20,047)		(10,714)
Net cash from operating activities	U.S.$	545	Rs.	46,428	Rs.	45,433	Rs.	58,875
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment	U.S.$	(322)	Rs.	(27,504)	Rs.	(16,403)	Rs.	(11,323)
Proceeds from sale of property, plant and equipment		6		512		1,064		82
Purchase of other intangible assets		(81)		(6,894)		(11,032)		(7,543)
Proceeds from sale of other intangible assets		9		732		21		-
Payment for acquisition of businesses (Refer to Note 36 for details)		(622)		(53,096)		-		-
Investment in associates		(4)		(317)		(12)		-
Purchase of other investments (including bank deposits)		(2,979)		(254,458)		(145,488)		(136,171)
Proceeds from sale of other investments (including bank deposits)		3,273		279,576		129,784		112,805
Dividends received from equity accounted investees		-		-		445		-
Interest and dividend received		38		3,372		1,338		777
Net cash used in investing activities	U.S.$	(682)	Rs.	(58,077)	Rs.	(40,283)	Rs.	(41,373)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares (including treasury shares)	U.S.$	2	Rs.	193		805		157
Purchase of treasury shares		(16)		(1,389)		-		-
Proceeds from sale of treasury shares		-		-		-		211
Proceeds from/(repayment of) short-term borrowings, net		287		24,490		5,493		(19,382)
Proceeds from long-term borrowings (Refer to Note 17 for details)		-		-		3,800		-
Repayment of long-term borrowings (Refer to Note 17 for details)		-		-		(3,800)		-
Proceeds from issuance of equity shares in subsidiary to Non-controlling interest (Refer to Note 36.A for details)		83		7,056		-		-
Payment of principal portion of lease liabilities (Refer to Note 17 for details)		(15)		(1,294)		(1,147)		(1,015)
Dividend paid		(78)		(6,662)		(6,648)		(4,979)
Interest paid		(41)		(3,483)		(2,266)		(1,853)
Net cash from//(used) in financing activities	U.S.$	222	Rs.	18,911	Rs.	(3,763)	Rs.	(26,861)
Net increase/(decrease) in cash and cash equivalents		85		7,262		1,387		(9,359)
Effect of exchange rate changes on cash and cash equivalents		1		224		(59)		286
Cash and cash equivalents at the beginning of the year		85		7,107		5,779		14,852
Cash and cash equivalents at the end of the year (Refer to Note 7 for details)**	U.S.$	171	Rs.	14,593	Rs.	7,107	Rs.	5,779

* Rounded to the nearest million.
**Adjusted for bank overdraft of Rs.61 for the year ended March 31, 2025.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

1. Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients (“APIs”), generics, branded generics, biosimilars, over the counter (“OTC”) products and pharmaceutical services.

The Company’s
principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico and Mirfield in the United Kingdom; and its principal markets are in India, Russia, and Germany. The Company’s shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a. Statement of compliance

These consolidated financial statements as of and for the year ended March 31, 2025 comply in all material aspects with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements provide comparative information in respect of the previous period.

These consolidated financial statements have been prepared by the Company as a going concern on the basis of relevant IFRS that are effective at the Company’s annual reporting date, March 31, 2025. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on June 6
, 2025
.

b. Basis of measurement

These consolidated financial statements have been prepared on the historical cost convention, except for the following material items in the statement of financial position which are measured on the basis stated below and in accordance with the respective accounting policies
:

•	derivative financial instruments are measured at fair value;
•	financial assets and financial liabilities are measured either at fair value or at amortized cost, depending on the classification based on accounting policy;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value on the acquisition date; and
•	contingent consideration arising out of business combination are measured at fair value.

c. Convenience translation (unaudited)

These consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these consolidated financial statements as of and for the year ended March 31, 2025 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.85.43, as published by the Federal Reserve Board of Governors on March 31, 2025. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to audit by the Company’s Independent Registered Public Accounting Firm.

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

•	Notes 3(a) and 15 — Evaluation of joint arrangements;
•	Note 3(b) — Assessment of functional currency;
•	Notes 3(c), 30 and 31 — Financial instruments;
•	Notes 3(d) — Business combinations;
•	Notes 3(e) and (f) — Useful lives of property, plant and equipment and intangible assets;
•	Notes 3(h) and 10— Valuation of inventories;
•	Notes 3(i), 12, 13 and 14— Measurement of recoverable amounts of cash-generating units;
•	Note 3(l) and 18 — Provisions and other accruals;
•	Note 3(m) — Measurement of transaction price in a revenue transaction (sales returns, rebates, medicaid and chargeback provisions);
•	Note 3(p) and 25 — Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
•	Note 3(l) and 32 — Contingencies.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3. Material accounting policies information

New Standards, interpretations and amendments adopted by the Company effective from April 1, 2024

The Company applied for the first time the below amendments, which are effective for annual periods beginning on or after January 1, 2024. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

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

This amendment had no impact on these consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, “
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
This amendment did not affect the classification or disclosures in these consolidated financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

The amendments to IAS 7, “
Statement of Cash Flows”
and IFRS 7
“Financial Instruments: Disclosures
”, issued by the IASB in May 2023 clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

This amendment had no impact on these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3. Material accounting policies information (continued)

Standards issued but not yet effective

The new and amended standards that are issued, but not yet effective, up to the date of issuance of these consolidated financial statements are disclosed below.
The Company intends to adopt these new and amended standards, if applicable, when they become effective.

Amendments to IAS 21: Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

The amendments also require disclosure of information that enables users of an entity’s financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

This amendment is not expected to have a material impact on the consolidated financial statements.

IFRS 18, “
Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “
Presentation and Disclosure in Financial Statements
”, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals.

Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. The first three categories are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, are effective retrospectively for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted, but will need to be disclosed.

The Company is currently assessing the impact of adopting IFRS 18 and other amendments on these consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 for Classification and Measurement of financial instruments

On May 30, 2024, the IASB issued amendments to IFRS 9, “
Financial Instruments
”, and IFRS 7, “
Financial Instruments: Disclosures
”, relating to the classification and measurement of financial instruments, which:

•
clarify that a financial liability is derecognized on the 'settlement date' - i.e., the date when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for derecognition. They also introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date, if certain conditions are met;

•	clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”) linked features and other similar contingent features;
•	clarify the treatment of non-recourse assets and contractually linked instruments; and
•
require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income (“FVTOCI”).

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3. Material accounting policies information (continued)

Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued amendments to IFRS 9 “
Financial Instruments”
and IFRS 7 “
Financial Instruments: Disclosures”
, to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements.

Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions.

The amendments include:

•	clarifying the application of the ‘own-use’ requirements for in-scope contracts;
•	permitting hedge accounting if these contracts are used as hedging instruments; and
•	adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, but will need to be disclosed. The IFRS 7 disclosure amendments must be applied when the IFRS 9 amendments are applied. The Company is currently assessing the impact of adopting IFRS 9 and IFRS 7 on these consolidated financial statements.

Summary of material accounting policies

a. Basis of consolidation

Subsidiaries

The consolidated financial statements comprise the consolidated financial statements of the parent company and its subsidiaries as at March 31, 2025. Subsidiaries are all entities that are controlled by the Company. Control exists when the Company
(i) has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii)
is exposed to, or has rights to variable returns from its involvement with the entity and (iii) has the ability to affect those returns through power over the entity.

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

Subsequent to initial recognition, the investment includes the Company’s share of the profit or loss and Other Comprehensive Income (“OCI”) of equity accounted investees, until the date on which joint control ceases.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3. Material accounting policies information (continued)

a. Basis of consolidation (continued)

Changes in ownership interests:

Acquisition of some or all of the NCIs in an entity and changes in the interests in subsidiaries that do not result in a loss of control are accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration received and the carrying value of the NCI is recorded as an adjustment to Other reserves that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

Profit, loss, and equity attributed to NCIs in subsidiaries are shown separately in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of financial position, respectively.

Consolidation procedure

Assets, liabilities, income and expenses of a subsidiary during the year are included in the consolidated financial statements. Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

For the purpose of preparing these consolidated financial statements, the accounting policies of subsidiaries, joint ventures and associates have been changed where necessary to align them with the policies adopted by the Company. Furthermore, the consolidated financial statements of subsidiaries, joint ventures and associates are prepared for the same reporting period as of the Company.

If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss
.

b. Foreign currency

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

However, foreign currency differences arising from the translation of the following items are recognized in OCI:

•	certain equity instruments where the Company had made an irrevocable election to present subsequent changes in the fair value in OCI; and
•	qualifying cash flow hedges, to the extent that the hedges are effective.

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

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (e.g., regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

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
133

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

The consideration transferred for the acquisition is comprise
d
 of:

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

Acquisition-related costs are expensed as incurred.

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

e. Property, plant and equipment (continued)

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

Depreciation

Depreciation is recognized in the consolidated income statement on a straight-line basis over the estimated useful lives of property, plant and equipment. The depreciation expense is included in the costs of the functions using the asset. Land is not depreciated but subject to impairment.

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

As of March 31, 2025, none of the development expenditure amounts have met the aforesaid recognition criteria for capitalization.

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

Payments for intangible assets that are acquired by the Company from third parties as in-licensed or purchased intellectual property rights, compounds and products are capitalized. If additional payments are made to the originator company to continue performing research and development (“R&D”) activities an evaluation is made as to the nature of the payments. Such additional payments will be expensed if they represent the compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to the Company. Such additional payments will be capitalized if they represent the compensation for the transfer to the Company of additional intellectual property developed at the risk of the originator company.

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

The Company’s net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value by independent actuaries using the projected unit credit method. The current service cost, past service cost as well as re‑measurements are recognized in the consolidated income statement in the period in which they arise.

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

Contingent assets are not recognized in the consolidated financial statements. A contingent asset is disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognized in the period in which the change occurs.

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

Export sales and other sales outside of India	Upon delivery or dispatch of products to customers, subject to the terms of the applicable contract.

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

Provision for chargeback, rebates and discounts

Provisions for chargeback, rebates, discounts and Medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Rebates are deductions based on contractual obligations and may include direct rebates, indirect rebates and other pricing adjustments. Provisions for such chargebacks, rebates and discounts are accrued and estimated based on the terms of the agreement with the wholesaler, historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and estimated inventory holding by the wholesaler. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these revenue deductions.

Shelf stock adjustments

Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company, and accruals for shelf stock adjustments are recognized when the customer has a material right to them under the terms of the applicable contract. Such right is often contingent upon future events such as a decline in the prices of certain products as a result of price competition or new competitive launches. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

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

Borrowing costs are recognized in the consolidated income statement using the effective interest method unless capitalization criteria are met as per the accounting policy on Property, plant and equipment. The associated cash flows are classified as financing activities in the statement of cash flows.

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

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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

t. Rounding of amounts

All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest million currency units unless otherwise stated.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

4
. Determination of fair values

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

(i) Intangible assets

The fair value of brands, product related intangibles and other intangible assets acquired in business combinations are determined using the multi-period excess earnings method (i.e., a form of the income approach). Under this method, values are estimated as the present value of the benefits anticipated from ownership of the intangible assets in excess of the returns required or the investment in the contributory assets necessary to realize those benefits.

(ii) Inventories

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(iii) Investment in equity and debt securities and units of mutual funds

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

5
.
Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Company’s Chief Executive Officer (“CEO”) is currently the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Other s.

Global Generics.
This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business and the portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”) that we recently acquired is also included in this segment
.

Pharmaceutical Services and Active Ingredients
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

Others.
This segment consists of the Company’s other business operations, which includes the Company’s wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and the Company’s Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

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

Segment information:	For the Year Ended March 31,
Reportable segments	Global Generics						PSAI						Others						Total
	2025		2024		2023		2025		2024		2023		2025		2024		2023		2025		2024		2023
Revenues (1)	Rs.	289,552	Rs.	245,453	Rs.	213,768	Rs.	33,846	Rs.	29,801	Rs.	29,069	Rs.	2,137	Rs.	3,910	Rs.	3,042	Rs.	325,535	Rs.	279,164	Rs.	245,879
Gross profit	Rs.	179,606	Rs.	154,268	Rs.	132,719	Rs.	9,157	Rs.	6,919	Rs.	4,715	Rs.	1,665	Rs.	2,420	Rs.	1,909	Rs.	190,428	Rs.	163,607	Rs.	139,343
Selling, general and administrative expenses																				93,870		77,201		68,026
Research and development expenses																				27,380		22,873		19,381
Impairment of non-current assets, net																				1,693		3		699
Other income, net																				(4,358)		(4,199)		(5,907)
Results from operating activities																			Rs.	71,843	Rs.	67,729	Rs.	57,144
Finance income, net																				4,724		3,994		2,853
Share of profit of equity accounted investees, net of tax																				217		147		370
Profit before tax																			Rs.	76,784	Rs.	71,870	Rs.	60,367
Tax expense, net																				19,539		16,186		15,300
Profit for the year																			Rs.	57,245	Rs.	55,684	Rs.	45,067

(1)
Revenues for the year ended March 31, 2025 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.9,389 (as compared to Rs.10,707 and Rs.7,321 for the years ended March 31, 2024 and 2023, respectively) and from the PSAI segment to the Others segment which amount to Rs.0 (as compared to Rs.72 and Rs.128 for the years ended March 31, 2024 and 2023, respectively)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

5. Segment reporting (continued)

Revenues within the Global Generics segment:

Revenues by therapeutic areas in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2025		2024		2023
Oncology	Rs.	85,798	Rs.	67,563	Rs.	48,671
Nervous System		43,345		29,760		27,888
Pain Management		27,552		23,990		23,585
Gastrointestinal		25,315		23,368		23,439
Respiratory		18,551		17,291		17,074
Cardiovascular		17,034		16,326		16,187
Anti-Infective		12,774		15,896		17,066
Dermatology		9,130		7,691		6,749
Hematology		8,628		10,949		10,316
Diabetology		7,452		5,336		4,888
Nutraceuticals		6,427		5,680		5,876
Others		27,546		21,603		12,029
To t al	Rs.	289,552	Rs.	245,453	Rs.	213,768

Revenues within the PSAI segment:

Revenues by therapeutic areas in the Company’s PSAI segment is given below
:

	For the Year Ended March 31,
	2025		2024		2023
Cardiovascular	Rs.	7,060	Rs.	6,915	Rs.	6,625
Nervous System		3,722		2,907		3,753
Pain Management		3,668		4,221		3,729
Oncology		3,398		3,558		4,252
Hematology		2,458		646		428
Diabetology		2,039		1,609		998
Anti-Infective		1,677		1,456		2,346
Gastrointestinal		1,220		1,108		1,064
Dermatology		742		862		716
Respiratory		667		899		810
Genitourinary		416		367		637
Others		6,779		5,253		3,711
Total		33,846		29,801	Rs.	29,069

Revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the Year Ended March 31,
Country	2025		2024		2023
United States	Rs.	149,351	Rs	135,565	Rs	106,683
India		55,830		48,473		50,499
Russia		25,958		22,301		21,228
Others (1)		94,396		72,825		67,469
	Rs.	325,535	Rs.	279,164	Rs.	245,879

(1)	Others include Germany, the United Kingdom, Ukraine, Romania, Brazil, South Africa, China, Canada and other countries across the world.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

5. Segment reporting (continued)

Assets by geography:

The following table shows the distribution of the Company’s non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

	As of March 31,
Country	2025		2024
Ind i a	Rs.	120,850	Rs.	100,340
Switzerland		73,624		10,889
United States		4,343		3,656
Germany		657		648
O t h e rs		11,808		7,173
	Rs.	211,282	Rs.	122,706

The following table shows the distribution of the Company’s property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

	For the Year Ended March 31,
Country	2025		2024
Ind i a	Rs.	31,448	Rs.	19,572
Switzerland		61,867		7,724
United States		2,118		1,285
Others		3,948		2,752
	Rs.	99,381	Rs.	31,333

Depreciation and amortization, included in cost of revenues, by reportable segments:

	For the Year Ended March 31,
	2025		2024		2023
Global Generics	Rs.	4,155	Rs.	3,892	Rs.	3,269
PSAI		2,956		2,813		2,773
Others		-		37		69
	Rs.	7,111	Rs.	6,742	Rs.	6,111
Information about major customers

There are no customers which individually accounted for more than 10% of the Company’s revenues during the years ended March 31, 2025 and 2024.

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

The acquisition was consummated on April 6, 2023, upon the completion of all closing conditions. Under the terms of the agreement, the Company acquired a portfolio of product-related intangible assets for an upfront cash consideration of U.S.$90, and inventories valued at U.S.$24 for additional contingent consideration (net of accrued channel liabilities), which were determined as of the closing date.

During the year ended March 31, 2025 certain intangible assets from this portfolio were impaired.

Refer to Note 14 for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

7. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2025		2024
Cash on hand	Rs.	1	Rs.	1
Balances with banks		12,142		4,521
Term deposits with banks (original maturities less than 3 months)		2,511		2,585
Cash and cash equivalents in the statement of financial position	Rs.	14,654	Rs.	7,107
Bank overdrafts used for cash management purposes		61		-
Cash and cash equivalents in the statement of cash flow s	Rs.	14,593	Rs.	7,107
Restricted cash balances included above
Balance in unclaimed dividend	Rs.	80	Rs.	87
Other restricted cash balances		464		213
Total restricted cash balances	Rs.	544	Rs.	300

8. Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding three months). The details of such investments as of March 31, 2025 and 2024 are as follows:

	As of March 31, 2025							As of March 31, 2024
	Category	Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost		Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost
Current portion
In units of mutual funds	FVTPL	Rs.	30,364	Rs.	2,822	Rs.	33,186	Rs.	37,943	Rs.	2,654	Rs.	40,597
In term deposits with banks	Amortized cost		9,948		-		9,948		30,313		-		30,313
In bonds	Amortized cost		-		-		-		974		-		974
In commercial paper	Amortized cost		-		-		-		2,312		-		2,312
In equity securities	FVTPL		96		(9)		87		174		(38)		136
Others	Amortized cost		33		-		33		31		-		31
		Rs.	40,441	Rs.	2,813	Rs.	43,254	Rs.	71,747	Rs.	2,616	Rs.	74,363
Non-current portion
In equity securities (1)	FVTOCI	Rs.	2,700	Rs.	(2,651)	Rs.	49	Rs.	2,700	Rs.	(2,451)	Rs.	249
In limited liability partnership firms	FVTPL		989		133		1,122		797		(153)		644
In term deposits with banks and financial institution	Amortized cost		8,000		-		8,000		-		-		-
In bonds	Amortized cost		1,001		-		1,001		-		-		-
Others	FVTPL		219		-		219		166		-		166
		Rs.	12,909	Rs.	(2,518)	Rs.	10,391	Rs.	3,663	Rs.	(2,604)	Rs.	1,059

(1)
Primarily represents the investment in shares of Curis, Inc. The cost of acquisition was Rs.2,699. As of March 31, 2025 and 2024, the Company has recognized an unrealized loss of Rs.2,651 and Rs.2,451, respectively, in the OCI for the fair value changes.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

9.
Trade and other receivables

	As of March 31,
	2025		2024
Current
Trade and other receivables, gross	Rs.	91,898	Rs.	81,749
Less: Allowance for credit losses		(1,478)		(1,451)
Trade and other receivables, net	Rs.	90,420	Rs.	80,298

Pursuant to certain arrangements with banks, the Company has periodically sold to these bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective bank, and accordingly, the same were derecognized in the statements of financial position.
During the years ended
March 31, 2025 and 2024, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.13,739 and Rs.14,790, respectively.

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

The details of changes in allowance for credit losses during the years ended March 31, 2025 and 2024, are as follows:

	For the Year Ended March 31,
	2025		2024
Balance at the beginning of the year	Rs.	1,451	Rs.	1,258
Provision made during the year, net of reversals		159		242
Trade and other receivables written off & exchange differences		(132)		(49)
Balance at the end of the year	Rs.	1,478	Rs.	1,451

10.
Inventories

Inventories consist of the following:

	As of March 31,
	2025		2024
Raw materials	Rs.	20,165	Rs.	19,030
Work-in-progress		16,525		14,222
Finished goods (includes stock-in-trade)		28,395		25,249
Packing materials, stores and spares		6,000		5,051
	Rs.	71,085	Rs.	63,552

Details of inventories recognized in the consolidated income statement are as follows:

	For the Year Ended March 31,
	2025		2024		2023
Raw materials, consumables and changes in finished goods and work in progress	Rs.	94,580	Rs.	78,526	Rs.	71,708
Inventories write-down		5,220		3,563		4,869

During the years ended March 31, 2025 and 2024, amounts of Rs.3,331 and Rs.4,232, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

11.
Other assets

	As of March 31,
	2025		2024
Current
Balances and receivables from statutory authorities (1)	Rs.	16,405	Rs.	12,132
Government incentives receivable (2)		2,967		2,908
Prepaid expenses		1,883		1,947
Advances to vendors and employees		4,885		2,802
Others (3)		4,002		2,771
	Rs.	30,142	Rs.	22,560
Non-current
Security deposits	Rs.	750	Rs.	747
Others (4)		222		885
	Rs.	972	Rs.	1,632

(1)	Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”), value added tax, and from customs authorities of India.

(2)	Primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company and other incentives.

(3)	Others primarily includes claims receivable and security deposits.

(4)	During the year ended March 31, 2024, Others primarily includes advances to vendors
Refer to Note 30 for further details and a breakup of financial and
n
on-financial assets.

12.
Property, plant and equipment

The following is a summary of the changes in carrying value of property, plant and equipment:

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as of April 1, 2023	Rs.	4,318	Rs.	29,724	Rs.	98,643	Rs.	7,652	Rs.	1,976	Rs.	142,313
Additions		25		3,342		10,354		1,169		812		15,702
Disposals		(43)		(85)		(1,852)		(458)		(411)		(2,849)
Effect of changes in foreign exchange rates		9		51		556		6		(109)		513
Balance as of March 31, 2024	Rs.	4,309	Rs.	33,032	Rs.	107,701	Rs.	8,369	Rs.	2,268	Rs.	155,679

Balance as of April 1, 2024	Rs.	4,309	Rs.	33,032	Rs.	107,701	Rs.	8,369	Rs.	2,268	Rs.	155,679
Additions		85		4,972		14,396		1,583		1,073		22,109
Disposals (1)		(133)		(3,502)		(6,092)		(1,720)		(598)		(12,045)
Effect of changes in foreign exchange rates		(18)		151		(463)		9		120		(201)
Balance as of March 31, 2025	Rs.	4,243	Rs.	34,653	Rs.	115,542	Rs.	8,241	Rs.	2,863	Rs.	165,542

Accumulated Depreciation/Impairment loss
Balance as of April 1, 2023	Rs.	68	Rs.	13,693	Rs.	65,006	Rs.	6,044	Rs.	996	Rs.	85,807
Depreciation for the year		-		1,990		6,322		858		406		9,576
Impairment (1)		-		-		43		3		-		46
Disposals		-		(56)		(1,702)		(454)		(346)		(2,558)
Effect of changes in foreign exchange rates		2		27		395		5		(45)		384
Balance as of March 31, 2024	Rs.	70	Rs.	15,654	Rs.	70,064	Rs.	6,456	Rs.	1,011	Rs.	93,255

Balance as of April 1, 2024	Rs.	70	Rs.	15,654	Rs.	70,064	Rs.	6,456	Rs.	1,011	Rs.	93,255
Depreciation for the year		-		2,114		6,956		1,012		423		10,505
Impairment (1)		-		-		3		-		-		3
Disposals (1)		(73)		(3,323)		(6,000)		(1,283)		(345)		(11,024)
Effect of changes in foreign exchange rates		3		86		(244)		8		26		(121)
Balance as of March 31, 2025	Rs.	-	Rs.	14,531	Rs.	70,779	Rs.	6,193	Rs.	1,115	Rs.	92,618

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

12. Property, plant and equipment (continued)

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Net carrying value
As of March 31, 2023	Rs.	4,250	Rs.	16,031	Rs.	33,637	Rs.	1,608	Rs.	980	Rs.	56,506
As of March 31, 2024	Rs.	4,239	Rs.	17,378	Rs.	37,637	Rs.	1,913	Rs.	1,257	Rs.	62,424
Add: Capital-work-in-progress											Rs.	14,460
Add: Impairment reversal of Capital-work-in-progress (1)(2)												2
Total as of March 31, 2024											Rs.	76,886
As of March 31, 2025	Rs.	4,243	Rs.	20,122	Rs.	44,763	Rs.	2,048	Rs.	1,748	Rs.	72,924
Add: Capital-work-in-progress											Rs.	24,838
Less: Impairment of Capital-work-in-progress (1)												(1)
Total as of March 31, 2025											Rs.	97,761

(1)
This represents the impairment loss recognized on additions made during the year in respect of the subsidiary, Dr. Reddy’s Laboratories Louisiana, LLC, as the recoverable amount remained lower than the carrying amount. The subsidiary had been fully impaired during the previous year ended March 31, 2022.

During the year ended March 31, 2025, the Company divested its membership interest in this subsidiary and accordingly derecognized property, plant, and equipment that were fully depreciated and impaired. As a result, an amount of
Rs.6,038
was reduced from both the gross carrying amount and accumulated depreciation.

(Refer to Note 23 of these consolidated financial statements for further details on the divestment of Dr. Reddy’s Laboratories Louisiana, LLC.)

(2)	Reversal of impairment on capitalization of assets for the Shreveport Cash Generating Unit.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

12.Property, plant and equipment (continued)

Leases

Below are the carrying amounts of right-of-use assets recognized and the movements during the year included in the above property, plant and equipment.

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as of April 1, 2023	Rs.	84	Rs.	3,205	Rs.	3	Rs.	85	Rs.	978	Rs.	4,355
Additions		-		1,941		-		23		456		2,420
Disposals		-		(70)		-		(27)		(257)		(354)
Effect of changes in foreign exchange rates		1		(36)		-		1		(6)		(40)
Balance as of March 31, 2024	Rs.	85	Rs.	5,040	Rs.	3	Rs.	82	Rs.	1,171	Rs.	6,381

Balance as of April 1, 2024	Rs.	85	Rs.	5,040	Rs.	3		82		1,171	Rs.	6,381
Additions		-		2,353		-		-		614		2,967
Disposals		-		(1,215)		(3)		(82)		(443)		(1,743)
Effect of changes in foreign exchange rates		2		140		-		-		1		143
Balance as of March 31, 2025	Rs.	87	Rs.	6,318	Rs.	-	Rs.	-	Rs.	1,343	Rs.	7,748

Accumulated Depreciation
Balance as of April 1, 2023	Rs.	-	Rs.	2,006	Rs.	3	Rs.	49	Rs.	491	Rs.	2,549
Depreciation for the year		-		802		-		15		326		1,143
Disposals		-		(44)		-		(27)		(213)		(284)
Effect of changes in foreign exchange rates		-		(32)		-		1		(3)		(34)
Balance as of March 31, 2024	Rs.	-	Rs	2,732	Rs.	3	Rs.	38	Rs.	601	Rs.	3,374

Balance as of April 1, 2024	Rs.	-		2,732	Rs.	3	Rs.	38	Rs.	601	Rs.	3,374
Depreciation for the year		-		944		-		-		305		1,249
Disposals		-		(1,061)		(3)		(38)		(251)		(1,353)
Effect of changes in foreign exchange rates		-		52		-		-		(1)		51
Balance as of March 31, 2025	Rs.	-	Rs.	2,667	Rs.	-	Rs.	-	Rs.	654	Rs.	3,321

Net carrying value
As of April 1, 2023	Rs.	84	Rs.	1,199	Rs.	-	Rs.	36	Rs.	487	Rs.	1,806
As of March 31, 2024	Rs.	85	Rs.	2,308	Rs.	-	Rs.	44	Rs.	570	Rs.	3,007
As of March 31, 2025	Rs.	87	Rs.	3,651	Rs.	-	Rs.	-	Rs.	689	Rs.	4,427

The following are the amounts recognized in income statement:

	For the Year Ended March 31,
	2025		2024
Depreciation expense of right-of-use assets	Rs.	1,249	Rs.	1,143
Interest expense on lease liabilities		391		256

The Company had total cash outflows for leases of Rs.2,186, Rs.1,807 and Rs.1,571 during the years ended March 31, 2025, 2024 and 2023, respectively. The maturity analysis of lease liabilities is disclosed in Note 17 of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

12. Property, plant and equipment (continued)

Capital commitments

As of March 31, 2025 and 2024, the Company was committed to spend Rs.14,567 and Rs.18,177, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalization

During the years ended March 31, 2025 and 2024, the Company capitalized interest cost of Rs.729 and Rs.488, respectively, with respect to qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2025 and 2024 was approximately 7.01% and 9.31%, respectively.

13.
Goodwill

Goodwill arising upon business combinations is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the years ended March 31, 2025 and 2024:

	As of March 31,
	2025		2024
Opening balance, gross	Rs.	21,201	Rs.	21,193
Goodwill arising on business combinations (1)		7,377		-
Effect of translation adjustments		180		8
Impairment loss (2)		(16,948)		(16,948)
Closing balance	Rs.	11,810	Rs.	4,253

The carrying amount of goodwill (other than those arising upon investment in a joint venture) was allocated to the cash generating units as follows:

	As of March 31,
	2025		2024
PSAI-Active Pharmaceutical Operations	Rs.	997	Rs.	997
Global Generics-Complex Injectables		1,526		1,489
Global Generics-North America Operations		631		631
Global Generics-Branded Formulations (1)		1,229		1,022
Global Generics-Consumer Healthcare Business (1)		7,313		-
Others		114		114
	Rs.	11,810	Rs.	4,253

(1)	Refer to Note 36 of these consolidated financial statements for details regarding goodwill arising on business combinations.
(2)	The impairment loss of Rs.16,948 includes the following:

•
Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

•	Rs.272 pertaining to the Company’s Nimbus Heath business, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the year ended March 31, 2023.

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

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value in use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a)	Estimated cash flows for five years, based on management’s projections.
b )	The post- tax discount rates used are based on the Company’s weighted average cost of capital.
c )
Terminal value is arrived at by extrapolating the last forecasted year cash flows to perpetuity, using constant long-term growth rate of
1.50% for Consumer Healthcare Business CGU and
0% for other CGU’s. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

d)	The post-tax discount rates and pre-tax discount rates used for Active Pharmaceutical Operations and Branded Formulations are 10.88% and 14.54% respectively.
e)	The post-tax discount rates and pre-tax discount rates used for Complex Injectables and North America Operations are 7.44% and 8.55% respectively.
f)	The post-tax discount rates and pre-tax discount rates used for Consumer Healthcare Business is 11.00% and 12.73% respectively.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

14.
Other intangible assets

The following is a summary of changes in the carrying value of intangible assets:

	Product related intangibles		Customer related intangibles		Others		Total
Gross carrying value
Balance as of April 1, 2023	Rs.	113,430	Rs.	105	Rs.	5,217	Rs.	118,752
Additions (1)		9,714		-		1,448		11,162
Effect of changes in foreign exchange rates		869		1		2		872
Balance as of March 31, 2024	Rs.	124,013	Rs.	106	Rs.	6,667	Rs.	130,786

Balance as of April 1, 2024	Rs.	124,013	Rs.	106	Rs.	6,667	Rs.	130,786
Additions (1)		9,081		-		908		9,989
Assets acquired through business combinations (2)		56,955		-		-		56,955
Disposals/De-recognitions		(380)		-		(7)		(387)
Effect of changes in foreign exchange rates		3,013		3		-		3,016
Balance as of March 31, 2025	Rs.	192,682	Rs.	109	Rs.	7,568	Rs.	200,359

Amortization/impairment loss
Balance as of April 1, 2023	Rs.	84,966	Rs.	105	Rs.	2,832	Rs.	87,903
Amortization for the year		4,864		-		401		5,265
Impairment loss, net (4)		(59)		-		18		(41)
Effect of changes in foreign exchange rates		705		1		2		708
Balance as of March 31, 2024	Rs.	90,476	Rs.	106	Rs.	3,253	Rs.	93,835

Balance as of April 1, 2024	Rs.	90,476	Rs.	106	Rs.	3,253	Rs.	93,835
Amortization for the year		6,146		-		407		6,553
Impairment loss, net (3)		1,689		-		-		1,689
Disposals/De-recognitions		(75)		-		-		(75)
Effect of changes in foreign exchange rates		1,544		3		7		1,554
Balance as of March 31, 2025	Rs.	99,780	Rs.	109	Rs.	3,667	Rs.	103,556

Net carrying value
As of March 31, 2023	Rs.	28,464	Rs.	-	Rs.	2,385	Rs.	30,849
As of March 31, 2024	Rs.	33,537	Rs.	-	Rs.	3,414	Rs.	36,951
As of March 31, 2025	Rs.	92,902	Rs.	-	Rs.	3,901	Rs.	96,803

(1)	Additions during the year ended March 31, 2025, primarily consists of:

•
Rs.5,025 (U.S.$58) pertaining to the upfront consideration paid and other additional milestone consideration pursuant to the acquisition of exclusive rights to commercialize daratumumab biosimilar HLX 15 in
the United States and
Europe from Shanghai Henlius Biotech, Inc. (“Henlius”). Under the terms of the agreement, Henlius will be responsible for development, manufacturing and commercial supply, and is eligible to receive consideration upon achievement of commercial milestones, bringing the total potential consideration (including upfront consideration and milestone payments) of up to
Rs.11,243 (U.S.$131.6). In addition, Henlius is eligible to receive royalties on annual net sales of the product upon commercialization.

•
Rs.1,764 (U.S.$ 20.70) paid as upfront consideration and additional milestone consideration for the acquisition of exclusive rights in the United States, and semi-exclusive rights in Europe and the United Kingdom, to commercialize AVT03 (denosumab), a biosimilar candidate to Prolia® and Xgeva®.

•	The acquisition of the rights to commercialize Helinorm, a food supplement product, in Russia and other countries, for a consideration of Rs.820 (RUB 970).

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

14.
Other intangible assets (continued)

(2)	Refer to Note 36 of these consolidated financial statements for details regarding assets acquired through business combinations during the year ended March 31, 2025.

In-process research and development assets (“IPR&D”)

Tabulated below is the reconciliation of amounts relating to in-process research and development assets as at the beginning and at the end of the year:

	As of March 31,
	2025		2024
Opening balance	Rs.	683	Rs.	663
Add: Additions during the year		85		206
Less: Capitalizations during the year		(70)		(192)
Less : Impairment		(43)		-
Effect of changes in foreign exchange rates		7		6
Closing balance	Rs.	662	Rs.	683

(3)	Impairment losses recorded for the year ended March 31, 2025

Impairment of intangibles pertaining to acquisition from Mayne consists of:

•
an amount of Rs.907 towards Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value.

•	an amount of Rs.270 pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.

Other impairments:

During the year ended March 31, 2025, consequent to adverse market conditions with respect to certain product related intangibles, the company assessed the recoverable value of certain products and recognized impairment loss of Rs.512 primarily pertaining to business in India and Europe.

The above impairment charge pertains to the Company’s Global Generics segment.

(4)	Impairment losses recorded for the year ended March 31, 2024

Impairment of intangibles pertaining to saxagliptin/metformin and enalaprilat:

•
For the year ended March 31, 2024, the Company recorded a reversal of impairment loss of Rs.226 with respect to saxagliptin/metformin (a generic version of Kombiglyze
®
- XR) and enalaprilat (a generic version of Vasotec
®
) pursuant to the launches of these two products during the year.

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

Other impairments:

•
Consequent to adverse market conditions with respect to certain products related intangibles and software platforms, the Company assessed the recoverable amount and recognized impairment loss of Rs.86 and Rs.99 forming part of the Company’s Global Generics segment and Others segment, respectively, for the year ended March 31, 2024.

The Company used the discounted cash flow approach to calculate the value-in-use which considered assumptions such as revenue projections, rate of generic penetration, estimated price erosion, the useful life of the asset and the net cash flows have been discounted based on post tax discount rate.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

14. Other intangible assets (continued)

Details of significant acquired intangible assets as of March 31, 2025 are as follows:

Particulars of the asset	Acquired from	Carrying net book value
Consumer Healthcare Portfolio of Nicotine Replacement Therapy	Haleon UK Enterprises Limited	Rs.54,881
Select portfolio of branded generics business	Wockhardt Limited	10,945
daratamumab biosimilar HLX 15	Shanghai Henlius Biotechz,Inc	4,958
Cardiovascular brand Cidmus ® in India	Novartis AG	4,195
Portfolio of generic prescription products	Mayne Pharma Group Limited	3,527
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	2,556

15.
Investment in equity accounted investees

Details of Investment in equity accounted investees:

	As of March 31,
	2025		2024
Investment in unquoted equity shares
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China	Rs.	4,428	Rs.	4,130
Equity shares held in DRES Energy Private Limited, India		58		55
Equity shares held in O2 Renewable Energy IX Private Limited, India		136		4
Equity shares held in Clean Renewable Energy KK2A Private Limited, India		17		-
	Rs.	4,639	Rs.	4,189
Investment in compulsory convertible debentures
Compulsory convertible debentures in O2 Renewable Energy IX Private Limited, India	Rs.	172	Rs.	7
	Rs.	172	Rs.	7
Total Investment in equity accounted investees	Rs.	4,811	Rs.	4,196

Details of the Company’s investment in Kunshan Rotam Reddy Pharmaceuticals Company Limited:

Kunshan Rotam Reddy Pharmaceuticals Company Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of finished dosages in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2025 and 2024. Four directors of the Company are on the board of Reddy Kunshan, which consists of eight directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the eight directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participation rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the Year Ended March 31,
	2025		2024		2023
Ownership		51.3%		51.3%		51.3%
Current assets	Rs.	6,551	Rs.	6,447	Rs.	6,972
Non-current assets		4,514		3,799		3,372
Total assets	Rs.	11,065	Rs.	10,246	Rs.	10,344
Equity	Rs.	8,273	Rs.	7,692	Rs.	8,696
Liabilities		2,792		2,554		1,648
Total equity and liabilities	Rs.	11,065	Rs.	10,246	Rs.	10,344
Revenues	Rs.	9,317	Rs.	9,688	Rs.	9,323
Expenses		8,892		9,396		8,598
Profit for the year	Rs.	425	Rs.	292	Rs.	725
Company’s share of profits for the year	Rs.	218	Rs.	150	Rs.	372
Carrying value of the Company’s investment (1)	Rs.	4,428	Rs.	4,130	Rs.	4,645
Translation adjustment arising out of translation of foreign currency balances	Rs.	552	Rs.	472	Rs.	692

(1)	Includes Rs.181 representing the goodwill on acquisition of investment.

The Company recognized an amount of Rs.0 and Rs.445 as of March 31, 2025 and 2024, respectively, representing its share of dividend declared by its equity accounted investee, Reddy Kunshan. The amount of dividend is adjusted against the carrying amount of investment in the consolidated statement of financial position
.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

15. Investment in equity accounted investees (continued)

Details of the Company’s investment in DRES Energy Private Limited:

	As of/for the Year Ended March 31,
	2025		2024		2023
Carrying value of the Company’s investment	Rs.	58	Rs.	55	Rs.	57
Company’s share of Profit/(loss) for the year		3		(2)		(2)

Details of the Company’s investment in O2 Renewable Energy IX Private Limited:

	As of/for the Year Ended March 31,
	2025			2024		2023
Carrying value of the Company’s investment	Rs.	308		Rs.	11	Rs.	-
Company’s share of loss for the year		(0	)*		(1)		-

*	Rounded to the nearest million

Details of the Company’s investment in
Clean Renewable Energy KK2A Private Limited:

	As of/for the Year Ended March 31,
	2025		2024		2023
Carrying value of the Company’s investment	Rs.	17	Rs.	-	Rs.	-
Company’s share of loss for the year		(4)		-		-

16.
Trade and other payables

Trade and other payables consist of the following:

	As of March 31,
	2025		2024
Trade payables	Rs.	20,053	Rs.	21,547
Due to creditors for expenses		6,431		4,598
Due to capital creditors		9,039		4,774
	Rs.	35,523	Rs.	30,919

For details regarding the Company’s exposure to currency and liquidity risks, see Note 31 of these consolidated financial statements under “Liquidity risk”.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

17.
Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by parent company and certain of its subsidiaries in Russia, Brazil and Mexico which are repayable within 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of March 31,
	2025		2024
Pre-shipment credit	Rs.	32,855	Rs.	2,500
Working capital borrowings		5,129		10,223
Bank overdraft		61		-
	Rs.	38,045	Rs.	12,723

The interest rate profile of short-term borrowings from banks is given below:

	As of March 31,
	2025		2024
	Currency (1)	Interest Rate (2)	Currency (1)	Interest Rate (2)
Working capital borrowings	RUB	Key rate + 470 bps to 590 bps	RUB	Key rate + 253 bps to 276 bps
	MXN	TIIE + 1.35%	MXN	TIIE + 1.35%
	INR	7.50%	INR	3 Month T-bill + 10 bps
	BRL	CDI+1.55%	EUR	4.44%
Pre-shipment credit	INR	3 Month T-bill + 35 bps to 60 bps	INR	3 Month T-bill + 5 bps
	INR	1 Month T-bill + 35 bps	-	-
	U.S.$	6 Month SOFR + 10 bps to 65 bps	-	-

(1)	“BRL” means Brazilian reals, “EUR” means Euro, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian rubles and “U.S.$” means U.S. dollars.

(2)
“CDI” means Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “SOFR” means Secured Overnight Financing Rate, “T-bill” means India Treasury bill interest rate and  “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

Long-term borrowings

Long-term borrowings consist of the following:

	As of March 31, 2025				As of March 31, 2024
	Non-current		Current		Non-current		Current
Rupee term loan from bank to subsidiary (1)	Rs.	3,800	Rs.	-	Rs.	3,800	Rs.	-
Obligations under leases		4,064		857		2,190		1,307
	Rs.	7,864	Rs.	857	Rs.	5,990	Rs.	1,307

(1)
The Rupee term loan obtained from
a
bank by the
Company’s
subsidiary, Aurigene Pharmaceutical Services Limited is subject to certain covenants that are required to be maintained on a consolidated basis during the period of the loan. The covenant is to be tested on an annual basis at the end of each financial year. As at March 31, 2025 and March 31, 2024, the Company is in compliance with the covenants and has no indication that it will have difficulty in complying with the same.

The interest rate profiles of long-term borrowings (other than obligations under leases) as of March 31, 2025 and 2024 were as follows:

	As of March 31,
	2025		2024
	Currency (1)	Interest Rate (2)	Currency (1)	Interest Rate (2)
Rupee term loan from bank	INR	3 Months T-bill + 84 bps	INR	3 Months T-bill + 84 bps

(1)	“INR” means Indian rupees.
(2)	“T-bill” means India Treasury bill interest rate.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

17. Loans and borrowings (continued)

The aggregate maturities of long-term loans and borrowings, based on contractual maturities, as of March 31, 2025 were as follows:

Maturing in	Long term borrowings		Obligations under leases		Total
Less than 1 year	Rs.	-	Rs.	1,104	Rs.	1,104
1-2 years		3,800		911		4,711
2-3 years		-		840		840
3-4 years		-		594		594
4-5 years		-		539		539
Thereafter		-		2,736		2,736
	Rs.	3,800	Rs.	6,724	Rs.	10,524
Less: Finance component		-		(1,803)		(1,803)
	Rs.	3,800	Rs.	4,921	Rs.	8,721

The aggregate maturities of long-term loans and borrowings, based on contractual maturities, as of March 31, 2024 were as follows:

Maturing in	Non-convertible debentures		Obligations under leases		Total
Less than 1 year	Rs.	-	Rs.	1,529	Rs.	1,529
1-2 years		-		910		910
2-3 years		3,800		491		4,291
3-4 years		-		391		391
4-5 years		-		201		201
Thereafter		-		709		709
	Rs.	3,800	Rs.	4,231	Rs.	8,031
Less: Finance component		-		(734)		(734)
	Rs.	3,800	Rs.	3,497	Rs.	7,297

Uncommitted lines of credit from banks

The Company has uncommitted lines of credit of Rs.50,904 and Rs.61,131 as of March 31, 2025 and 2024, respectively, from its banks for working capital requirements. The Company draw upon these lines of credit based on its working capital requirements.

Reconciliation of liabilities arising from financing activities during the year ended March 31, 2025:

Particulars	Long-term borrowings (1)		Short-term borrowings (2)		Total
Opening balance	Rs.	7,297	Rs.	12,723	Rs.	20,020
Recognition of right-of-use liability during the year		2,576		-		2,576
Payment of principal portion of lease liabilities		(1,294)		-		(1,294)
Borrowings made during the year		-		80,646		80,646
Borrowings repaid during the year		-		(56,156)		(56,156)
Effect of changes in foreign exchange rates		142		771		913
Closing balance	Rs.	8,721	Rs.	37,984	Rs.	46,705

Reconciliation of liabilities arising from financing activities during the year ended March 31, 2024:

Particulars	Long-term borrowings (1)		Short-term borrowings		Total
Opening balance	Rs.	6,082	Rs.	7,390	Rs.	13,472
Recognition of right-of-use liability during the year		2,348		-		2,348
Payment of principal portion of lease liabilities		(1,147)		-		(1,147)
Borrowings made during the year		3,800		15,566		19,366
Borrowings repaid during the year		(3,800)		(10,073)		(13,873)
Effect of changes in foreign exchange rates		14		(160)		146
Closing balance	Rs.	7,297	Rs.	12,723	Rs.	20,020

(1)	Includes current portion.
(2)	Does not include movement in bank overdraft.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

18.
Provisions

The details of changes in provisions during the year ended March 31, 2025 are as follows:

Particulars	Refund Liability (1)		Environmental liability (2)		Legal and others (3)		Total
Balance as at beginning of the year	Rs.	4,579	Rs.	61	Rs.	804	Rs.	5,444
Provision made during the year, net of reversals		4,784				159		4,943
Provision used during the year		(4,129)		-		-		(4,129)
Effect of changes in foreign exchange rates		63		3		-		66
Balance as at end of the year	Rs.	5,297	Rs.	64	Rs.	963	Rs.	6,324
Current	Rs.	5,297	Rs.	-	Rs.	871	Rs.	6,168
Non-current		-		64		92		156
	Rs.	5,297	Rs.	64	Rs.	963	Rs.	6,324

(1)
Refund liability is accounted for by recording a provision based on the Company’s estimate of expected sales returns. See Note 3.m of these consolidated financial statements for the Company’s accounting policy on refund liability.

(2)
As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of Rs.39 (carrying value Rs.64). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in the consolidated statements of financial position.

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

19.
Other liabilities

Other liabilities consist of the following:

	As of March 31,
	2025		2024
Current
Accrued expenses	Rs.	25,135	Rs.	24,783
Employee benefits payable		7,352		6,945
Statutory dues payable		4,946		4,168
Deferred revenue (1)		421		374
Advance from customers		1,562		1,061
Others (2)		6,069		5,566
	Rs.	45,485	Rs.	42,897
Non-current
Deferred revenue (1)	Rs.	1,162	Rs.	1,193
Others		2,141		2,776
	Rs.	3,303	Rs.	3,969

(1)	Refer to Note 22 (“Revenue from contracts with customers and trade receivables”) of these consolidated financial statements for details of deferred revenue.

(2)	Includes earn-out consideration payable to Haleon UK Enterprises Limited. Refer to Note 36.B of these consolidated financial statements for further details.

Refer to Note 30 for further details and a breakup of financial and non-financial liabilities.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

20.
Share Capital

	For the Year Ended
	March 31, 2025			March 31, 2024
	No. of shares of (Rs.1 each)	Amount		No. of shares of (Rs.5 each)	Amount
Authorized share capital	1,450,000,000	Rs.	1,450	290,000,000	Rs.	1,450
Fully paid up share capital
Opening number of outstanding equity shares/share capital (face value of Rs.5 each)	166,818,266	Rs.	834	166,527,876	Rs.	833
Add: Equity shares issued pursuant to employee stock option plans (1) prior to stock split	58,680		-*	290,390		1
Add: Increase in outstanding shares on account of stock split **	667,507,784		-	Not applicable
Add: Equity shares issued pursuant to employee stock option plans (1) after stock split	70,635		-*	-		-
Closing number of outstanding equity shares/share capital **	834,455,365	Rs.	834	166,818,266	Rs.	834
Treasury shares (2)	2,452,260	Rs.	2,264	289,791	Rs.	991

*	Rounded to the nearest million.

**
The Board of Directors of the Company at their meeting held on July 27,2024 approved the sub-division/ stock split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share (“ADS”) of the Company continued to represent one underlying equity share and, therefore, the number of ADSs held by an American Depositary Receipt (“ADR”) holder consequently increased in proportion to the increase in number of equity shares. On September 12, 2024, the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority. Consequently, the authorized share capital, the outstanding shares and Treasury shares were sub-divided into equity shares having a face value of Rupees One each effective as of the record date of October 28, 2024.

(1)
During the years ended March 31, 2025, and March 31, 2024, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.2,607, Rs.
3,679
or Rs.
5,301
(prior to stock split) and Rs.
1
(after stock split) per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “securities premium” in the Consolidated Statement of Changes in Equity.

(2)
Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the year ended March 31, 2025, 1,168,490 shares were acquired from the open market. The total amount paid to acquire these shares was Rs
.
1,389. During the years ended March 31, 2025 and March 31, 2024, an aggregate of 22,077 (prior to stock split) and 54,800 (after stock split) and 81,353 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607, Rs.2,814, Rs.3,679, Rs. 3,906, Rs.4,212, Rs.4,663 or Rs,5,301 (prior to stock split) and Rs.521, Rs.563, Rs.736, Rs. 889, Rs.933, Rs.981 and Rs.1,060 (after stock split) per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “securities premium” in the statement of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “securities premium.”

As of March 31, 2025 and 2024, the ESOS Trust had outstanding 2,452,260 (after stock split) and 289,791 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.2,264 and Rs.991, respectively. Refer to Note 28 of these consolidated financial statements for further details on the Dr. Reddy’s Employees Stock Option Scheme, 2018.

The Company has only one class of equity shares having a par value of Rs.1 per share after giving effect to the aforementioned stock split (prior to such stock split, the par value was Rs.5 per share). For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held.

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

The details of dividends paid by the Company are as follows:

	During the Year Ended March 31,
	2025		2024		2023
Dividend per share prior to effect of stock split (in absolute Rs.)	Rs.	40	Rs.	40	Rs.	30
Dividend paid during the year*		6,662		6,648		4,979
Towards the fiscal year		2024		2023		2022

*	Excluding dividend paid on treasury shares

Proposed dividend

At the Company’s Board of Directors’ meeting held on May 9, 2025, the Board proposed a dividend of Rs.8 per share and aggregating to Rs.6,676, which is subject to the approval of the Company’s shareholders.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

21.
Earnings per share

The calculation of basic and diluted earnings per share for the years ended March 31, 2025, 2024 and 2023 was based on the profit attributable to equity shareholders of the Company, being Rs.56,544, Rs.55,684 and Rs.45,067, respectively.

The weighted average number of equity shares outstanding, used for calculating the basic earnings per share, are as follows:

	For the Year Ended March 31,
	2025	2024 *	2023 *
Number of equity shares at the beginning of the year (excluding treasury shares)	832,642,375	830,783,660	829,786,890
Effect of treasury shares sold during the year	-	-	10,690
Effect of equity shares issued on exercise of stock options	308,031	1,184,855	376,870
Weighted average number of equity shares – Basic	832,950,406	831,968,515	830,174,450
Earnings per share of par value Rs.1 – Basic	67.88	66.93	54.28

*

Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 20 of these consolidated financial statements for further details regarding such stock split.

The weighted average number of equity shares outstanding, used for calculating the diluted earnings per share, are as follows:

	For the Year Ended March 31,
	2025	2024	2023
Weighted average number of equity shares – Basic	832,950,406	831,968,515	830,174,450
Dilutive effect of stock options outstanding (1)	1,228,728	1,569,165	1,766,400
Weighted average number of equity shares – Diluted	834,179,134	833,537,680	831,940,850
Earnings per share of par value Rs.1 – Diluted	67.78	66.80	54.17

(1)
As of March 31, 2025, 2024 and 2023, 941,080, 1,227,725 and 1,432,665 options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company’s shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.

22.
Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

	For the Year Ended March 31,
	2025		2024		2023
Sales	Rs.	316,320	Rs.	271,396	Rs.	234,595
Service income		5,426		5,655		4,508
License fees (1)		3,789		2,113		6,776
	Rs.	325,535	Rs.	279,164	Rs.	245,879

(1)
During the year ended March 31, 2025, the license fees includes an amount of
Rs.1,266 (U.S.$15)
as a milestone payment receivable upon U.S. FDA approval of DFD 29, in accordance with the license and collaboration agreement dated June 29, 2021 with Journey Medical Corporation. This transaction pertains to the Company’s Others segment.

During the year ended March 31, 2023,
the license fee primarily includes the following amounts:
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

Refer to Note 5 (“Segment reporting”) of these consolidated financial statements for details on revenues by therapeutic area, and revenues by geography.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

22. Revenue from contracts with customers and trade receivables (continued)

Deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended March 31, 2025 and 2024.

	For the Year Ended March 31,
	2025		2024
Balance as of April 1	Rs.	1,567	Rs.	2,367
Revenue recognized during the year		(1,799)		(1,768)
Milestone payment received during the year		1,815		968
Balance as of March 31	Rs.	1,583	Rs.	1,567
Current		421		374
Non-current		1,162		1,193

Significant gross to net adjustments relating to Company’s North America Generics business (amounts in U.S.$ millions):

A roll-forward for each major accrual for the Company’s North America Generics business for the fiscal years ended March 31, 2023, 2024 and 2025 is as follows:

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability (3)
	(All amounts in U.S.$)
Beginning Balance: April 1, 2022	263	94	13	24
Current provisions relating to sales during the year	2,121	209	22	32
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(2,137)	(216)	(22)	(21)
Ending Balance: March 31, 2023	247	87	13	35

Beginning Balance: April 1, 2023	247	87	13	35
Current provisions relating to sales during the year (1)	2,844	322	31	21
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(2,803)	(307)	(25)	(21)
Ending Balance: March 31, 2024	288	102	19	35

Beginning Balance: April 1, 2024	288	102	19	35
Current provisions relating to sales during the year (2)	2,720	253	23	34
Provisions and adjustments relating to sales in prior years	-*	-*	-*	-*
Credits and payments**	(2,665)	(252)	(29)	(27)
Ending Balance: March 31, 2025	343	103	13	42

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

(1)
C
hargebacks provisions and payments for the year ended March 31, 2024 were each higher as compared to the year ended March 31, 2023, primarily as a result of the Company’s acquisition of a U.S. generic prescription products portfolio from Mayne Pharma Group Limited in April 2023, higher sales volumes and also due to higher pricing rates per unit for chargebacks. Such higher pricing rates were on account of reductions in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company’s products.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

22. Revenue from contracts with customers and trade receivables (continued)

(2)
Chargebacks provisions and payments for the year ended March 31, 2025 were each lower as compared to the year ended March 31, 2024, primarily as a result of reduction in the invoice price to wholesalers for few of the Company’s major products. This was offset to some extent due to higher pricing rates per unit on chargebacks, on account of reductions in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company’s products.

(3)
The Company’s overall provision for refund liability as of March 31, 2025 relating to the Company’s North America Generics business was U.S.$42, compared to a liability of U.S.$35 as of March 31, 2024. The refund liability created for new product launches and volume growth, were off-set by the reductions in the contract prices and by product mix changes.

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

Refund liabilities:

	For the Year Ended March 31,
	2025		2024
Balance at the beginning of the year	Rs.	4,579	Rs.	4,716
Provision made during the year, net of reversals		4,784		3,321
Provision used during the year		(4,129)		(3,502)
Effect of changes in foreign exchange rates		63		44
Balance at the closing of the year	Rs.	5,297	Rs.	4,579
Current	Rs.	5,297	Rs.	4,579
Non-current		-		-

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

As of March 31, 2025 and 2024, the Company had Rs.51 and Rs.48, respectively, as contract assets representing the right to returned goods.

Contract liabilities:

	As of March 31,
	2025		2024
Advance from customers	Rs.	1,562	Rs.	1,061
	Rs.	1,562	Rs.	1,061

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

23.
Other income, net

Other income, net consists of the following:

	For the Year Ended March 31,
	2025		2024		2023
(Gain)/loss on sale/disposal of non-current assets, net (1)	Rs.	(1,522)	Rs.	(900)	Rs.	1,211
Sale of spent chemicals		(437)		(489)		(391)
Scrap sales		(323)		(338)		(280)
Miscellaneous income, net (2)		(2,076)		(2,472)		(6,447)
	Rs.	(4,358)	Rs.	(4,199)	Rs.	(5,907)

(1)
Included in the year ended March 31, 2025,
is a
cumulative amount of foreign exchange gains of Rs.1,551, reclassified from the foreign currency translation reserve
,
and a loss of Rs.52 due to turn around fees paid upon divestment of the membership interest in the subsidiary “Dr. Reddy’s Laboratories Louisiana LLC”, including the manufacturing facility and related assets, to Jaguar Labs Holdings LLC.

In addition to the above, in connection with this divestment the Company also has recognized an amount of Rs.293, primarily comprising severance payments to employees in the consolidated income statement. This transaction pertains to the Company’s Global Generics Segment.

Included in the year ended March 31, 2023,
is
an amount of Rs.991 (EUR 11.36) representing the loss on sale of assets, pursuant to an agreement with Delpharm Development Leiden B.V for the transfer of certain assets, liabilities and employees at its site at Leiden, Netherlands. This transaction pertains to the Company’s Global Generics segment.

(2)	Miscellaneous income for the year ended March 31, 2024 includes:

•	Rs.984 recognized pursuant to a settlement of product related litigation by the Company and its affiliates in the United Kingdom; and
•
Rs.540 recognized pursuant to a settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga
®
(Abiraterone).

Miscellaneous income for the year ended March 31, 2023 includes an amount of Rs.5,638 (U.S.$71.39 discounted to present value) towards the settlement of an ongoing patent litigation relating to the launch of a product with Indivior Inc., Indivior UK Limited, and Aquestive Therapeutics, Inc.

24.
Finance income, net

Finance income, net consists of the following:

	For the Year Ended March 31,
	2025		2024		2023
In t e r e s t i n c o me	Rs.	2,677	Rs.	2,278	Rs.	1,180
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		3,554		3,149		876
F or e i gn e x c h a nge g a i n, net		1,322		278		2,225
Finance income (A)	Rs.	7,553	Rs.	5,705	Rs.	4,281
In t e r e s t e xp e n s e	Rs.	(2,829)	Rs.	(1,711)	Rs.	(1,428)
Finance expense (B)	Rs.	(2,829)	Rs.	(1,711)	Rs.	(1,428)
Finance income, net [(A)+(B)]	Rs.	4,724	Rs.	3,994	Rs.	2,853

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

25.
Income taxes

a.
Income tax expense/(benefit) recognized in the consolidated income statement consists of the following:

	For the Year Ended March 31,
	2025		2024		2023
Current taxes
Domestic	Rs.	17,909	Rs.	13,874	Rs.	8,768
Foreign		4,672		5,584		4,090
	Rs.	22,581	Rs.	19,458	Rs.	12,858
Deferred taxes
Domestic	Rs.	(1,074)	Rs.	968	Rs.	3,891
Foreign		(1,968)		(4,240)		(1,449)
	Rs.	(3,042)	Rs.	(3,272)	Rs.	2,442
Tax expense, net	Rs.	19,539	Rs.	16,186	Rs.	15,300

b.
Income tax expense/(benefit) recognized directly in other comprehensive (loss)/ income

Income tax expense/(benefit) recognized directly in other comprehensive (loss)/income consists of the following:

	For the Year Ended March 31,
	2025		2024		2023
Tax effect on changes in fair value of other investments	Rs.	-	Rs.	-	Rs.	-
Tax effect on effective portion of change in fair value of cash flow hedges		58		(117)		(354)
Tax effect on foreign currency translation differences		-		-		48
Tax effect on actuarial gains/losses on defined benefit obligations		(24)		(4)		69
	Rs.	34	Rs.	(121)	Rs.	(237)

c.
Reconciliation of effective tax rate

The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2025, 2024 and 2023:

	For the Year Ended March 31,
	2025		2024		2023
Profit before income taxes	Rs.	76,784	Rs.	71,870	Rs.	60,367
Enacted tax rate in India		25.17%		25.17%		34.94%
Computed expected tax expense	Rs.	19,327	Rs.	18,090	Rs.	21,092
Effect of:
Differences between Indian and foreign tax rates	Rs.	(241)	Rs.	(749)	Rs.	(3,807)
Unrecognized deferred tax assets/(recognition of previously unrecognized deferred tax assets, net)		2		(817)		(757)
Expenses not deductible for tax purposes		860		612		201
Income exempt from income taxes		(483)		(39)		(769)
Foreign exchange differences		(124)		(89)		(204)
Reversal of deferred tax asset on Indexation of land		473		-		-
Income from sale of capital assets		(242)		(48)		(602)
Others		(33)		(774)		146
Income tax expense	Rs.	19,539	Rs.	16,186	Rs.	15,300
Effective tax rate		25%		23%		25%

The Company’s effective tax rate for the year ended March 31, 2025, was higher as compared to the year ended March 31, 2024. This increase was primarily on account of:

a)	the reversal of a previously recognized deferred tax asset on indexation of land, consequent to amendments made pursuant to the Finance Act (No.2) 2024 to the Income Tax Act, 1961 in India;
b)	the recognition of a previously unrecognized deferred tax asset on operating tax losses, primarily pertaining to Dr. Reddy’s Laboratories SA, Switzerland during the year ended March 31, 2024; and
c)
an increase in the proportion of the Company’s profits coming from higher tax jurisdictions and a decrease in the proportion of profits from lower tax jurisdictions for the period ended March 31, 2025, as compared to the period ended March 31, 2024.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

25.
Income taxes (continued)

The Company’s effective tax rate for the year ended March 31, 2024 was lower as compared to year ended March 31, 2023. This reduction was primarily on account of a decrease in the corporate income tax rate of the parent company as a result of the adoption of the corporate tax rate under section 115BAA of the Income Tax Act of India. Also, the tax expense/(benefit), net recorded for the year ended March 31, 2024, include certain credits and reversals arising on account of resolution/conclusion of tax matters pertaining to past assessment years. However, the impact of such decrease in the corporate income tax rate was partially offset by the following factors:

a)
changes in the jurisdictional mix of earnings (i.e., an increase in the proportion of the Company’s profits coming from higher tax jurisdictions and a decrease in the proportion of profits from lower tax jurisdictions) for the year ended March 31, 2024, as compared to the year ended March 31, 2023;

b)	the Company had higher income from sale of capital assets in the year ended March 31, 2023 which was taxed at a lower rate compared to the corporate tax rate; and
c)
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

d. Unrecognized deferred tax assets

The details of unrecognized deferred tax assets are summarized below:

	As of March 31,
	2025		2024
Deductible temporary differences, net	Rs.	235	Rs.	225
Operating tax loss carry-forward		1,587		3,393
	Rs.	1,822	Rs.	3,618

Deferred tax liability is not provided on undistributed earnings of Rs.43,442 and Rs.39,949 as of March 31, 2025 and 2024, respectively of subsidiaries and joint ventures, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all of the accumulated undistributed earnings of subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its subsidiaries.

e.
Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	As of March 31,				As of March 31,
	2025				2024
Deferred tax assets/(liabilities):	Asset		Liability		Asset		Liability
Inventories	Rs.	4,650	Rs.	(24)	Rs.	4,394	Rs.	(22)
Trade and other receivables		8,390		-		5,815		-
Operating/other tax loss carry-forward		2,844		-		2,398		-
Other current assets and other current liabilities, net		733		(192)		747		(102)
Lease liabilities		1,205		-		854		-
Property, plant and equipment		-		(5,067)		690		(4,311)
Right of use asset		-		(1,102)		-		(750)
Other intangible assets		1,533		(8,583)		195		(93)
Others		878		(865)		833		(783)
Tax assets/(liabilities)		20,233		(15,833)		15,926		(6,061)
Set-off of taxes		(1,725)		1,725		(5,152)		5,152
Net tax assets/(liabilities)		18,508		(14,108)		10,774		(909)

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

Operating loss carry-forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2026 through 2041.

f.
Movement in deferred tax assets and liabilities during the years ended March 31, 2025 and
2024
.

	As of March 31, 2024		Recognized in income statement		Recognized in OCI		Recognized on business combination	As of March 31, 2025
Deferred tax assets/(liabilities):
Inventories	Rs.	4,372	Rs.	254		-	-	Rs.	4,626
Trade and other receivables		5,815		2,575		-	-		8,390
Operating/other tax loss carry-forward		2,398		446		-	-		2,844
Other current assets and other current liabilities, net		645		(104)		-	-		541
Lease liabilities		854		351		-	-		1,205
Right of use asset		(750)		(352)		-	-		(1,102)
Property, plant and equipment		(3,621)		(1,446)		-	-		(5,067)
Other intangible assets		102		1,331		-	(8,483)		(7,050)
Others		50		(3)		(34)	-		13
Net deferred tax assets	Rs.	9,865	Rs.	3,052	Rs.	(34)	(8,483)	Rs.	4,400

The details of movement in deferred tax assets and liabilities are summarized below:

	As of March 31, 2023		Recognized in income statement		Recognized in OCI		As of March 31, 2024
Deferred tax assets/(liabilities):
Inventories	Rs.	3,363	Rs.	1,009	Rs.	-	Rs.	4,372
Trade and other receivables		2,808		3,007		-		5,815
Operating/other tax loss carry-forward		2,086		312		-		2,398
Other current assets and other current liabilities, net		935		(290)		-		645
Lease liabilities		539		315		-		854
Right of use asset		(427)		(323)		-		(750)
Property, plant and equipment		(3,251)		(370)		-		(3,621)
Other intangible assets		138		(36)		-		102
Others		172		(243)		121		50
Net deferred tax assets	Rs.	6,363	Rs.	3,381	Rs.	121	Rs.	9,865

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

25.
Income taxes (continued)

The amounts recognized in the consolidated income statement for the years ended March 31, 2025 and 2024 include Rs
.
10
and Rs.
109
, respectively, which represent exchange differences arising due to foreign currency translations.

g.
Uncertain tax positions – Tax litigations

The Company is contesting various disallowances by the Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by tax authorities is Rs.
2,875
and Rs.
2,965
as of
March 31, 2025 and 2024, respectively.
Accordingly, no provision is made in these consolidated financial statements as of March 31, 2025.

h.
Assessment of exposure to Pillar Two rules

Legislation to implement the Pillar Two model rules of the OECD has been enacted or substantively enacted in certain jurisdictions where the Company operates. The legislation will be effective for the Company’s reporting year beginning April 1, 2024. The Company is within the scope of the enacted or substantively enacted legislation.

The Company’s assessment of the potential exposure to Pillar Two income taxes is based on the most recent country-by-country reporting, income tax returns and financial statements of the constituent entities within the Company.

Based on the assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the Company operates are above 15%, and thus Pillar Two income taxes would not apply. However, there are a limited number of jurisdictions where the transitional safe harbour relief does not apply, and the Pillar Two effective tax rate is lower than 15%. The Company does not expect a material exposure to Pillar Two income taxes in those jurisdictions.

26.
Nature of Expense

The following table shows supplemental information related to certain “nature of expense” items for the years ended March 31, 2025, 2024 and 2023:

Employee benefits	For the Year Ended March 31,
	2025		2024		2023
Cost of revenues	Rs.	15,662	Rs.	15,101	Rs.	13,571
Selling, general and administrative expenses		33,805		29,235		27,505
Research and development expenses		6,333		5,964		5,389
	Rs.	55,800	Rs.	50,300	Rs.	46,465

	For the Year Ended March 31,
Depreciation	2025		2024		2023
Cost of revenues	Rs.	7,111	Rs.	6,742	Rs.	6,111
Selling, general and administrative expenses		2,099		1,707		1,511
Research and development expenses		1,295		1,127		993
	Rs.	10,505	Rs.	9,576	Rs.	8,615

	For the Year Ended March 31,
Amortization	2025		2024		2023
Cost of revenues	Rs.	-	Rs.	-	Rs.	-
Selling, general and administrative expenses		6,502		5,220		3,997
Research and development expenses		51		45		24
	Rs.	6,553	Rs.	5,265	Rs.	4,021

In addition, for details relating to costs of material consumed, refer to Note 10 of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27.
Employee benefits

Total employee benefits expenses, including share-based payments, incurred during the years ended March 31, 2025, 2024 and 2023 amounted to Rs.55,800, Rs.50,300 and Rs.46,465, respectively.

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

The components of gratuity cost recognized in the income statement for the years ended March 31, 2025, 2024 and 2023 consist of the following:

	For the Year Ended March 31,
	2025		2024		2023
Current service cost	Rs.	432	Rs.	389	Rs.	364
Interest on defined benefit liability		19		(7)		30
Past service cost		-		-		17
Gratuity cost recognized in income statement	Rs.	451	Rs.	382	Rs.	411

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2025		2024
P r e s e nt v a l ue of funded ob l i g a t i ons	Rs.	3,863	Rs.	3,404
F a i r v a l ue of p l a n a ss e t s		(3,339)		(3,064)
Net defined benefit liability r e c og n i z e d	Rs.	524	Rs.	340

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2025		2024
D e f i n e d b e n e f i t o b l i g a t i ons a t t he b e g i nn i ng of t he y e a r	Rs.	3,404	Rs.	3,076
Current s e r v i c e c o s t		432		389
In t e r e s t on defined obligations		225		206
Past service cost				-
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		102		(154)
Actuarial loss/(gain) due to demographic assumptions		(35)		47
Actuarial loss/(gain) due to experience changes		72		98
B e n e f it s p a i d		(330)		(249)
Liabilities transferred (1)		(7)		(9)
D e f i n e d b e n e f i t o b l i g a t i ons a t t he e nd o f t he y e a r	Rs.	3,863	Rs.	3,404

(1)	Liabilities transferred:
•
During the year ended March 31, 2025, an amount of Rs.7 (rounded to the nearest million) represents the transfer of liabilities on account of transfer of employees between the parent company and its subsidiaries.

•
During the year ended March 31, 2024, an amount of Rs.9 (rounded to the nearest million) represents the transfer of liabilities on account of transfer of employees between the parent company and its subsidiaries.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27.

Employee benefits (continued)

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2 025		2024
Fair value of plan assets at the beginning of the year	Rs.	3,064	Rs.	3,093
Employer contributions		362		-
Interest on plan assets		206		213
Re-measurements due to:
Return on plan assets excluding interest on plan assets		37		16
Benefits paid		(330)		(249)
Assets transferred (1)		-		(9)
Plan assets at the end of the year	Rs.	3,339	Rs.	3,064

(1)	Assets transferred:
•	During the year ended March 31, 2025, an amount of Rs.0 represents the transfer of plan assets on account of the transfer of employees between the parent company and its subsidiaries.
•	During the year ended March 31, 2024, an amount of Rs.(9) represents the transfer of plan assets on account of the transfer of employees between the parent company and its subsidiaries.

Sensitivity Analysis:

As of March 31, 2025
Defined benefit obligation without effect of projected salary growth	2,618
Add: Effect of salary growth	1,245
Defined benefit obligation with projected salary growth	3,863
Defined benefit obligation, using salary growth rate plus 50 basis points	3,967
Defined benefit obligation, using salary growth rate minus 50 basis points	3,762
Defined benefit obligation, using discount rate minus 50 basis points	3,970
Defined benefit obligation, using discount rate plus 50 basis points	3,761

Summary of the actuarial assumptions:
The actuarial assumptions used in accounting for the Gratuity plan are as follows:

	For the Year Ended March 31,
	2025	2024	2023
Discount rate	6.65%	7.15%	7.30%
Rate of compensation increase	8.10%	8.10%	9.00%

Disaggregation of plan assets:
The Gratuity Plan’s weighted-average asset allocation as of March 31, 2025 and 2024, by asset category, was as follows:

	As of March 31,
	2025	2024
Funds managed by insurers	100%	100%

The expected future cash flows in respect of gratuity as of March 31, 2025 were as follows:

Expected contribution	Amount
During the year ended March 31, 2026 (estimated)	Rs.91

Expected future benefit payments
March 31, 2027	674
March 31, 2028	586
March 31, 2029	552
March 31, 2030	521
Thereafter	3,587

The weighted average duration to the payment of these cash flows at the year ended March 31, 2025 is
5.40
years (March 31, 2024 :
5.91
years)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27.

Employee benefits (continued)

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.1,464, Rs.1,316 and Rs.1,142 to the provident fund plan during the years ended March 31, 2025, 2024 and 2023, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.151, Rs.133 and Rs.127 to the superannuation plan during the years ended March 31, 2025, 2024 and 2023, respectively.

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed Rs.241, Rs.225 and Rs.171 to the 401(k) retirement savings plan during the years ended March 31, 2025, 2024 and 2023, respectively. The Company has no further obligations under the plan beyond its monthly matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.293, Rs.251 and Rs.214 to the National Insurance during the years ended March 31, 2025, 2024 and 2023, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.939 and Rs.1,205 as of March 31, 2025 and 2024, respectively.

28.
Share-based payments

Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, “eligible employees”). The Nomination, Governance and Compensation Committee of the Board of the parent company (the “Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one
and four years and generally have a maximum contractual term of five years from the vesting date.

The DRL 2002 Plan, as amended at annual general meetings of shareholders held on July 28, 2004 and on July 27, 2005, provides for stock option grants in two categories:

Category A
: 1,500,000 stock options out of the total of 11,477,390 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B
: 9,977,390 stock options out of the total of 11,477,390 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.1 per option).

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28. Share-based payments (continued)

After the stock split effected in the form of a stock dividend issued by the Company in August 2006 and October 2024, the DRL 2002 Plan provides for stock option grants in the above two categories as follows:

Particulars	Number of options reserved under category A	Number of options reserved under category B	Total
Options reserved under original Plan	1,500,000	9,977,390	11,477,390
Options exercised prior to stock dividend date (A)	470,305	738,965	1,209,270
Balance of shares that can be allotted on exercise of options (B)	1,029,695	9,238,425	10,268,120
Options arising from stock dividend (C)	1,029,695	9,238,425	10,268,120
Options reserved after stock dividend (A+B+C)	2,529,695	19,215,815	21,745,510

The term of the DRL 2002 plan was extended for a period of 10 years effective as of January 29, 2012 by the shareholders at the Company’s Annual General Meeting held on July 20, 2012.

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2025 and 2024 is as follows:

Category A — Fair Market Value Options:
There was no stock activity under this category
during the years ended March 31, 2025 and 2024, and there were no stock options outstanding under this category as of March 31, 2025 and 2024.

Category B — Par Value Options:
Stock options activity under this category during the years ended March 31, 2025 and 2024 was as set forth in the below table after giving effect to the
stock split in October 2024.

	For the Year Ended March 31, 2025
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	501,045	Rs.	1.00	Rs.	1.00	55
Expired/forfeited during the year	(17,725)		1.00		1.00	-
Exercised during the year	(165,820)		1.00		1.00	-
Outstanding at the end of the year	317,500	Rs.	1.00	Rs.	1.00	43
Exercisable at the end of the year	249,455	Rs.	1.00	Rs.	1.00	37

	For the Year Ended March 31, 2024
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	761,680	Rs.	1.00	Rs.	1.00	65
Expired/forfeited during the year	(47,950)		1.00		1.00	-
Exercised during the year	(212,685)		1.00		1.00	-
Outstanding at the end of the year	501,045	Rs.	1.00	Rs.	1.00	55
Exercisable at the end of the year	260,530	Rs.	1.00	Rs.	1.00	43

The weighted average share price on the date of allotment of options during the years ended March 31, 2025 and 2024 was Rs.1,242 and Rs.1,047 per share, respectively.

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
from vesting date.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28. Share-based payments (continued)

The DRL 2007 Plan provides for option grants in two categories:
Category A
: 1,913,475 stock options out of the total of 7,653,895 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B
: 5,740,420 stock options out of the total of 7,653,895 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.1 per option).

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended March 31, 2025 and 2024 was as follows after giving effect to the
s
tock split in October 2024:

	For the Year Ended March 31, 2025
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,080,420	Rs.521.40 to Rs.1,171.20	845.25	72
Granted during the year	272,310	1,270.00	1,270.00	96
Expired/forfeited during the year	(232,970)	562.80 to 1,270.00	828.05	-
Exercised during the year	(104,465)	Rs.521.40 to Rs.1,060.20	763.78	-
Outstanding at the end of the year	1,015,295	Rs.521.40 to 1,270.00	971.50	70
Exercisable at the end of the year	57,945	Rs.521.40 to 1,171.20	728.47	33

	For the Year Ended March 31, 2024
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,780,905	Rs.396.40 to Rs.1,060.20	621.64	54
Granted during the year	405,045	981.40 to 1,171.20	986.62	96
Expired/forfeited during the year	(47,980)	735.80 to 1,060.20	856.20	-
Exercised during the year	(1,057,550)	396.40 to 735.80	522.35	-
Outstanding at the end of the year	1,080,420	Rs.521.40 to Rs.1,171.20	845.25	72
Exercisable at the end of the year	123,615	Rs.521.40 to Rs.1,060.20	709.07	37

The weighted average grant date fair value of options granted during the years ended March 31, 2025 and 2024 was Rs.455 and Rs.362 per option, respectively. The weighted average share prices on the date of allotment of options during the years ended March 31, 2025 and 2024 was Rs.1,383 and Rs.1,134 per share, respectively.

	For the Year Ended March 31, 2025
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	302,575	Rs.	1.00	Rs.	1.00	61
Expired/forfeited during the year	(83,885)		1.00		1.00	-
Exercised during the year	(93,750)		1.00		1.00	-
Outstanding at the end of the year	124,940		1.00		1.00	43
Exercisable at the end of the year	71,130		1.00		1.00	29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28. Share-based payments (continued)

	For the Year Ended March 31, 2024
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	504,480	Rs.	1.00	Rs.	1.00	68
Expired/forfeited during the year	(20,190)		1.00		1.00	-
Exercised during the year	(181,715)		1.00		1.00	-
Outstanding at the end of the year	302,575		1.00		1.00	61
Exercisable at the end of the year	70,965	Rs.	1.00	Rs.	1.00	36

The weighted average grant date fair value of options granted during the years ended March 31, 2025 and 2024 was Rs.0 and Rs.0, respectively. The weighted average share price on the date of allotment of options during the years ended March 31, 2025 and 2024 was Rs.1,363 and Rs.1,101 per share, respectively.

Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”)

The Company instituted the DRL 2018 Plan for all eligible employees pursuant to the special resolution approved by the shareholders at the Annual General Meeting held on July 27, 2018. The DRL 2018 Plan covers all employees and directors (excluding independent and promoter directors) of the parent company and its subsidiaries (collectively, “eligible employees”). Upon the exercise of options granted under the DRL 2018 Plan, the applicable equity shares may be issued directly by the Company to the eligible employee or may be transferred from the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) to the eligible employee. The ESOS Trust may acquire such equity shares through primary issuances by the Company and/or by way of secondary market acquisitions funded through loans from the Company. The Nomination, Governance and Compensation Committee of the Board of the parent company (the “Compensation Committee”) administers the DRL 2018 Plan and grants stock options to eligible employees, but may delegate functions and powers relating to the administration of the DRL 2018 Plan to the ESOS Trust. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2018 Plan vest in periods ranging between the end of one
and five years, and generally have a maximum contractual term of five years from vesting date.

The DRL 2018 Plan provides for option grants having an exercise price equal to the fair market value of the underlying equity shares on the date of grant are as follows after giving effect of stock split in October 2024:

Particulars	Number of securities to be acquired from secondary market	Number of securities to be issued by the Company	Total
Options reserved against equity shares	12,500,000	7,500,000	20,000,000
Options reserved against ADRs	-	5,000,000	5,000,000
Total	12,500,000	12,500,000	25,000,000

The outstanding shares purchased from secondary market as of March 31,2025 and 2024, are 2,452,260 and 289,791 shares for an aggregate consideration of Rs.2,264 and Rs.991, respectively.

Stock option activity under the DRL 2018 Plan during the years ended March 31, 2025 and 2024 was as follows:

	For the Year Ended March 31, 2025
Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	2,087,265	521.40 to 1,102.80	832.80	70
Granted during the year	706,670	1,270.00 and 1,274.00	1,270.00	96
Expired/forfeited during the year	(217,800)	521.40 to 1,270.00	960.37	-
Exercised during the year	(165,185)	521.40 to 1,060.20	692.69	-
Outstanding at the end of the year	2,410,950	521.40 to 1,274.00	959.01	67
Exercisable at the end of the year	366,630	521.40 to 1,102.80	671.83	31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28. Share-based payments (continued
)

	For the Year Ended March 31, 2024
Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,834,385	Rs.521.40 to Rs.1,060.20	Rs. 714.98	69
Granted during the year	809,540	981.40 to 1,102.80	986.90	96
Expired/forfeited during the year	(149,895)	521.40 to 1,060.20	790.64	-
Exercised during the year	(406,765)	521.40 to 1,060.20	623.69	-
Outstanding at the end of the year	2,087,265	521.40 to 1,102.80	832.80	70
Exercisable at the end of the year	386,110	521.40 to 1,060.20	633.72	36

The weighted average grant date fair value of options granted during the years ended March 31,2025 and 2024 was Rs.454 and Rs.362 per option, respectively. The weighted average share price on the date of allotment of options during the years ended March 31,2025 and 2024 was Rs.1,290 and Rs.1,085 per share, respectively.

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

The weighted average inputs used in computing the fair value of options granted were as follows:

	November 04, 2024		May 06, 2024		May 06, 2024
Expected volatility		23.89%		24.65%		25.47%
Exercise price	Rs.	1,274.00	Rs.	1,270.00	Rs.	1,270.00
Option life		5.0 Years		4.5 Years		5.5 Years
Risk-free interest rate		6.79%		7.18%		7.19%
Expected dividends		0.63%		0.64%		0.64%
Grant date share price	Rs.	1,268.30	Rs.	1,258.69	Rs.	1,258.69

	January 29, 2024		October 26, 2023		October 26, 2023
Expected volatility		25.15%		26.12%		25.75%
Exercise price	Rs.	1,171.20	Rs.	1,102.80	Rs.	1,102.80
Option life		4.5 Years		5.0 Years		4.5 Years
Risk-free interest rate		7.07%		7.39%		7.38%
Expected dividends		0.68%		0.74%		0.74%
Grant date share price	Rs.	1,168.74	Rs.	1,084.39	Rs.	1,084.39

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28. Share-based payments (continued)

	May 9, 2023		May 9, 2023
Expected volatility		27.15%		26.95%
Exercise price	Rs.	981.40	Rs.	981.40
Option life		5.5 Years		5.0 Years
Risk-free interest rate		7.02%		7.01%
Expected dividends		0.81%		0.81%
Grant date share price	Rs.	986.65	Rs.	986.65

Share-based payment expense

	For the Year Ended March 31,
	2025		2024		2023
Equity settled share-based payment expense (1)	Rs.	424	Rs.	407	Rs.	397
Cash settled share-based payment expense (2)		372		414		247
	Rs.	796	Rs.	821	Rs.	644

(1)
As of March 31,2025 and 2024, there was Rs.430 and Rs.469, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.68 years and 1.69 years, respectively.

(2)
Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of March 31, 2025 and 2024, there was Rs.366 and Rs.453, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.57 years and 1.81 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

29.
Related parties

The Company has entered into transactions with the following related parties:

Enterprises over which key management personnel have control or significant influence
•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	Stamlo Industries Limited for hotel services;
•	Iosynth Labs Private Limited for research and development services;
•	AverQ Inc. for professional consulting services; (ceased to be related party effective as of July 30, 2024);
•	Araku Originals Private Limited for the purchase of coffee powder; and
•	Zenfold Sustainable Technology Private Limited for sale and purchase of goods .

Joint Venture and Associates

•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods, for research and development services and for dividend income received;
•	Kunshan Rotam Reddy Medicine Company Limited (a subsidiary of Kunshan Rotam Reddy Pharmaceuticals Company Limited) for sales of goods;
•	O2 Renewable Energy IX Private Limited for an investment;
•	Clean Renewable Energy KK2A Private Limited for an investment; and
•	DRES Energy Private Limited for the purchase of solar power and lease rentals received.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

29. Related parties (continued)

The following is a summary of significant related party transactions:

	As of March 31,
	2025		2024		2023
Transactions with relatives of key management personnel or enterprises over which key management personnel have control or significant influence
Catering expenses paid	Rs.	481	Rs.	454	Rs.	367
Civil works		380		13		33
Contributions towards social development		626		587		482
Research and development services received		277		214		134
Hotel expenses paid		53		67		35
Facility management services paid		46		46		39
Lease rentals paid		39		37		39
Salaries to relatives of key management personnel		21		15		16
Lease rentals received		1		1		1
Professional consultancy services paid		-		3		2
Procurement of goods		58		-		-
Sale of goods		8		-		-
Sale of assets		1		-		-

Transactions with Joint Ventures and Associates
Investment in O2 Renewable Energy IX Private Limited	296	12	-
Dividend income	-	445	-
Purchase of solar power	145	123	121
Investment in Clean Renewable Energy KK2A Private Limited	21	-	-
Sale of goods	67	21	110
Research and development services provided	-	83	62
Others	-	1	5

The Company had the following amounts due from related parties:

	As of March 31,
	2025		2024
Kunshan Rotam Reddy Pharmaceuticals Company Limited	Rs.	41	Rs.	49
DRES Energy Private Limited		1		-
Key management personnel and close members of their families		8		8

The Company had the following amounts due to related parties:

	As of March 31,
	2025		2024
Zenfold Sustainable Technology Private Limited	Rs.	22	Rs.	-
Indus Projects Private Limited		20		4
Green Park Hospitality Services Private Limited		17		4
DRES Energy Private Limited		3		14
Green Park Hotels and Resorts Limited		-*		1
Stamlo Industries Limited		-*		1

*	Rounded to the nearest million.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

29. Related parties (continued)

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable year ended:

	For the Year Ended March 31,
	2025		2024		2023
S a l a r i e s a nd o t h e r b e n e f it s	Rs.	861	Rs.	891	Rs.	912
Co n t r i bu t i ons t o d e f i n e d c on t r i bu t i on p l a ns		36		36		30
Co mm i ss i on t o d i r e c t o r s		379		416		378
S h a r e -b a s e d p a y m e n t s expense		179		182		194
	Rs.	1,455	Rs.	1,525	Rs.	1,514

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

30.
Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of March 31, 2025 and 2024, respectively were as follows:

	As of March 31, 2025					As of March 31, 2024
	Category	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Amortized cost	Rs.	14,654	Rs.	14,654	Rs.	7,107	Rs.	7,107
Other investments	Refer to Note 8		53,645		53,645		75,422		75,422
Trade and other receivables	Amortized cost		90,420		90,420		80,298		80,298
Derivative financial instruments	FVTPL		557		557		169		169
Other assets (1)	Amortized cost		3,952		3,952		3,594		3,594
Total		Rs.	163,228	Rs.	163,228	Rs.	166,590	Rs.	166,590
Liabilities:
Trade and other payables	Amortized cost	Rs.	35,523	Rs.	35,523	Rs.	30,919	Rs.	30,919
Derivative financial instrument	FVTPL		1,286		1,286		468		468
Long-term borrowings	Amortized cost		8,721		8,721		7,297		7,297
Short-term borrowings	Amortized cost		38,045		38,045		12,723		12,723
Other liabilities and provisions (2)	See below discussion in this Note 30		36,917		36,917		30,575		30,575
Total		Rs.	120,492	Rs.	120,492	Rs.	81,982	Rs.	81,982

(1)
Other assets that are not financial assets (such as receivables from statutory authorities, government incentives receivable, prepaid expenses, advances paid and certain other receivables) of Rs.27,162 and Rs.20,598 as of March 31, 2025 and 2024, respectively, are not included.

(2)
Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.18,195 and Rs.21,735 as of March 31, 2025 and 2024, respectively, are not included.

Other liabilities and provisions includes amount measured at amortized cost of Rs.34,001 and Rs.30,388 as of March 31, 2025 and 2024, respectively, and contingent consideration measured at FVTPL of Rs.2,916 and Rs.187 as of March 31, 2025 and 2024, respectively.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

30. Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2025:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	33,186	Rs.	-	Rs.	-	Rs.	33,186
FVTPL - Financial asset - Investment in limited liability partnership firm (2)		-		-		1,122		1,122
FVTPL - Financial asset - Investments in equity securities		86		-		1		87
FVTPL – Financial asset - Investments in others		-		-		219		219
FVTOCI - Financial asset - Investments in equity securities		49		-		-		49
Derivative financial instruments - net loss on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts (1)		-		(729)		-		(729)
FVTPL – Financial liability - Contingent consideration		-		-		(2,916)		(2,916)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2024:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	40,597	Rs.	-	Rs.	-	Rs.	40,597
FVTPL - Financial asset - Investment in limited liability partnership firm (2)		-		-		644		644
FVTPL - Financial asset - Investments in equity securities		135		-		1		136
FVTPL – Financial asset - Investments in others		-		-		166		166
FVTOCI - Financial asset - Investments in equity securities		249		-		-		249
Derivative financial instruments - net loss on outstanding foreign exchange forward, option and swap contracts (1)		-		(299)		-		(299)
FVTPL – Financial liability - Contingent consideration		-		-		(187)		(187)

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

As of March 31, 2025 and 2024, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Derivative financial instruments

The Company had a derivative financial asset and derivative financial liability of Rs.557 and Rs.1,286, respectively, as of March 31, 2025, as compared to derivative financial asset and derivative financial liability of Rs.169 and Rs.468, respectively, as of March 31, 2024, towards these derivative financial instruments.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts to hedge highly probable forecast transactions during the applicable year ended:

	For the Year Ended March 31,
	2025		2024		2023
Net loss recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(64)	Rs.	(9)	Rs.	62
Net (loss)/gain recognized in OCI in respect of hedges of highly probable forecast transactions (refer to Note 36.B for details)		2,432		(470)		(905)
Net (loss)/gain reclassified from OCI and recognized as component of revenue upon occurrence of forecasted transaction		(759)		1,368		(4,375)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.143 as of March 31, 2025, compared to a loss of Rs.91 as of March 31, 2024.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

30. Financial instruments (continued)

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2025.

Category	Instrument	Currency (1)	Cross Currency (1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	CAD	INR	CAD 1	Sell
	Forward contract	U.S.$	INR	U.S.$ 842	Sell
	Forward contract	ZAR	INR	ZAR 216	Sell
	Forward contract	GBP	INR	GBP 10	Sell
	Forward contract	AUD	INR	AUD 8	Sell
	Forward contract	EUR	INR	EUR 12	Sell
	Forward contract	U.S.$	BRL	U.S.$ (10)	Buy
	Forward contract	U.S.$	CLP	U.S.$ (4)	Buy
	Forward contract	U.S.$	COP	U.S.$ (9)	Buy
	Forward contract	U.S.$	KZT	U.S.$ (8)	Buy
	Forward contract	RUB	U.S.$	RUB 3,700	Sell
	Forward contract	EUR	U.S.$	EUR (78)	Buy
	Forward contract	GBP	U.S.$	GBP (31)	Buy
	Forward contract	U.S.$	AUD	U.S.$ (4)	Buy
	Forward contract	U.S.$	RON	U.S.$ (15)	Buy
	Interest rate swap contract	U.S.$	INR	U.S.$ 100	Sell
Hedges of highly probable forecast transactions	Forward contract	U.S.$	INR	U.S.$ 30	Sell
	Forward contract	RUB	U.S.$	RUB 2,500	Sell
	Forward contract	U.S.$	BRL	U.S.$ (18)	Buy
	Option contract	U.S.$	INR	U.S.$ 771	Sell

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2024.

Category	Instrument	Currency (1)	Cross Currency (1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	RUB	INR	RUB 1,227	Sell
	Forward contract	U.S.$	INR	U.S.$ 445	Sell
	Forward contract	ZAR	INR	ZAR 133	Sell
	Forward contract	GBP	INR	GBP 17	Sell
	Forward contract	AUD	INR	AUD 7	Sell
	Forward contract	EUR	INR	EUR 5	Sell
	Forward contract	U.S.$	BRL	U.S.$ 6	Buy
	Forward contract	U.S.$	CLP	U.S.$ 3	Buy
	Forward contract	U.S.$	COP	U.S.$ 11	Buy
	Forward contract	U.S.$	RON	U.S.$ 20	Buy
	Forward contract	EUR	U.S.$	EUR 99	Buy
	Forward contract	GBP	U.S.$	GBP 55	Buy
	Forward contract	U.S.$	AUD	U.S.$ 4	Buy
	Option contract	U.S.$	INR	U.S.$ 20	Sell
	Option contract	RUB	U.S.$	RUB 2,000	Sell
	Currency Swap	EUR	BRL	EUR 7	Buy
Hedges of highly probable forecast transactions	Forward contract	U.S.$	INR	U.S.$ 11	Sell
	Forward contract	RUB	INR	RUB 1,500	Sell
	Option contract	U.S.$	INR	U.S.$ 903	Sell
	Option contract	RUB	U.S.$	RUB 1,050	Sell

(1)
“AUD” means Australian dollars, “BRL” means Brazilian reals, “CAD” means Canadian dollars, “COP” means Colombian pesos, “CLP” means Chilean pesos, “EUR” means Euros, “GBP” means U.K. pounds sterling, “INR” means Indian rupees, “
KZT”
means Kazakhstan tenge, “RON” means Romanian new leus, “RUB” means Russian roubles, “U.S.$” means United States dollars and “ZAR” means South African rands.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

30. Financial instruments (continued)

The table below summarizes the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

	As of March 31,
	2025		2024
Cash flows in U.S dollars
Not later than one month	Rs.	6,535	Rs.	7,256
Later than one month and not later than three months		13,069		14,512
Later than three months and not later than six months		18,616		19,267
Later than six months and not later than one year		30,258		34,279
	Rs.	68,478	Rs.	75,315
Cash flows in Russian roubles
Not later than one month	Rs.	716	Rs.	767
Later than one month and not later than three months		1,841		1,535
Later than three months and not later than six months		-		-
Later than six months and not later than one year		-		-
	Rs.	2,557	Rs.	2,302
Cash flows in Brazilian reals
Not later than one month	Rs.	(256)	Rs.	-
Later than one month and not later than three months		(513)		-
Later than three months and not later than six months		(756)		-
Later than six months and not later than one year		-		-
	Rs.	(1,525)	Rs.	-

Hedges of changes in the interest rates:

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

A net gain/(loss) of Rs.0 for each of the years ended March 31, 2025, 2024 and 2023, representing the changes in the fair value of interest rate swaps used as hedging instrument in a cash flow hedge is recognized in the statement of comprehensive income. For balance interest rate swaps, the changes in fair value (including cross currency interest rate swaps) are recognized as part of the finance costs. Accordingly, the Company has recorded, as part of finance cost, a net (loss)/gain of Rs.0, Rs.(77) and Rs.0 for the years ended March 31, 2025, 2024 and 2023, respectively.

31.Financial risk management

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
of
these consolidated financial statements.

In respect of the Company’s forward, option contracts and currency swaps, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:
•	a Rs.6,053/(6,184) increase/(decrease) in the Company’s hedging reserve and a Rs.5,927/(5,927) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2025;
•	a Rs.7,041/(7,269) increase/(decrease) in the Company’s hedging reserve and a Rs.2,203/(2,315) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2024; and
•	as Rs.5,902/(5,905) increase/(decrease) in the Company’s hedging reserve and a Rs.3,118/(3,118) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2023.

The following table analyzes foreign currency risk from non-derivative financial instruments as of March 31, 2025:

	U.S. dollars		Euro		Russian roubles		Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	4,098	Rs.	390	Rs.	143	Rs.	272	Rs.	4,903
Other investments		210		104		-		-		314
Trade and other receivables		59,076		498		2,865		2,133		64,572
Other assets		797		17		3		34		851
Total	Rs.	64,181	Rs.	1,009	Rs.	3,011	Rs.	2,439	Rs.	70,640
Liabilities:
Trade and other payables	Rs.	8,298	Rs.	1,660	Rs.	528	Rs.	234	Rs.	10,720
Short-term borrowings		10,898		-		-		38		10,936
Long-term borrowings		1,851		242		18		38		2,149
Other liabilities and provisions		8,640		149		111		512		9,412
Total	Rs.	29,687	Rs.	2,051	Rs.	657	Rs.	822	Rs.	33,217

(1)	Other primarily consists of Swiss francs, U.K. pounds sterling, Chinese yuans (Renminbi) and Romanian leu.

The following table analyzes foreign currency risk from non-derivative financial instruments as of March 31, 2024:

	U.S. dollars		Euro		Russian roubles		Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	336	Rs.	200	Rs.	70	Rs.	70	Rs.	676
Other investments		415		-		-		-		415
Trade and other receivables		60,435		246		1,161		279		62,121
Other assets		247		5		3		17		272
Total	Rs.	61,433	Rs.	451	Rs.	1,234	Rs.	366	Rs.	63,484
Liabilities:
Trade and other payables	Rs.	10,700	Rs.	2,614	Rs.	468	Rs.	332	Rs.	14,114
Short-term borrowings		-		646		-		-		646
Long-term borrowings		1,165		207		16		78		1,466
Other liabilities and provisions		9,334		-		549		393		10,276
Total	Rs.	21,199	Rs.	3,467	Rs.	1,033	Rs.	803	Rs.	26,502

(1)	Others primarily consists of Romanian new leus, Chinese yuans (Renminbi), U.K. pounds sterling and Japanese yen.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

31. Financial risk management (continued)

For the years ended March 31, 2025 and 2024, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company’s net profit by Rs.3,742 and Rs.3,698, respectively.

Interest rate risk

As of March 31, 2025, the Company had loans with floating interest rates as follows:

•	Rs.22,800 of loans carrying a floating interest rate of 3 Months T-bill + 35 bps to 84 bps;
•	Rs.3,000 of loans carrying a floating interest rate of 1 Months T-bill + 35 bps;
•	Rs.10,856 of loans carrying a floating interest rate of 6 Months SOFR + 10 bps to 65 bps;
•	Rs.1,274 of loans carrying a floating interest rate of Key rate + 4.7% to 5.9%;
•	Rs.2,217 of loans carrying a floating interest rate of TIIE + 1.35%; and
•	Rs.595 of loans carrying a floating interest rate of CDI + 1.55%.

As of March 31, 2024, the Company had loans with floating interest rates as follows:

•	Rs.10,900 of loans carrying a floating interest rate of the 3 Months T-bill + 5 bps to 84 bps;
•	Rs.2,302 of loans carrying a floating interest rate of the Key Rate + 253 bps to 276 bps; and
•	Rs.2,673 of loans carrying a floating interest rate of TIIE + 1.35%.

For details of the Company’s short-term and long-term loans and borrowings, including interest rate profiles, refer to Note 17 of these consolidated financial statements.

For the years ended March 31, 2025 and 2024, every 10% increase or decrease in the floating interest rate component applicable to its loans and borrowings would affect the Company’s net profit by Rs.271 and Rs.144 respectively.
The carrying value of the Company’s borrowings, interest component of which was designated in a cash flow hedge, was Rs.0 as of March 31, 2025 and 2024.

The Company’s investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Note that “CDI” means the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “SOFR” means Secured Overnight Financing Rate, “T-bill” means the India Treasury bill and “TIIE” means the Equilibrium Inter-Banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company’s purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company’s raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company’s active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company’s cost of revenues. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of March 31, 2025, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

31. Financial risk management (continued)

Details of financial assets – not due, past due and impaired

None of the Company’s cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as of March 31, 2025 and March 31, 2024. The Company’s credit period for trade and other receivables payable by its customers generally ranges from 20 - 180 days.

The aging of trade and other receivables is given below:

	As of March 31,
Particulars	2025		2024
Neither past due nor impaired	Rs.	81,010	Rs.	71,350
Past due
Less than 365 days		9,070		8,648
More than 365 days		467		412
Past due – impaired
Less than 365 days		-		32
More than 365 days		1,351		1,307
	Rs.	91,898	Rs.	81,749
Less : Allowance for credit losses		(1,478)		(1,451)
Total	Rs.	90,420	Rs.	80,298

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

As of March 31, 2025 and 2024, the Company had uncommitted lines of credit from banks of Rs.50,904 and Rs.61,131 respectively.

As of March 31, 2025,
the
C
ompany
 had working capital of Rs.119,720 million, including cash and cash equivalents of Rs.14,654 million, investments in term deposits with banks, bonds and commercial papers of Rs.9,948 million and investments in units of mutual funds of Rs.33,186 million.

As of March 31, 2024, the Company had
working capital of Rs.152,010, including cash and cash equivalents of Rs.7,107, investments in term deposits with banks, bonds and commercial papers of Rs.33,599 and investments in units of mutual funds of Rs.40,597.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in Note 17 to these consolidated financial statements) as of March 31, 2025:

Particulars	2026		2027		2028		2029		Thereafter		Total
Trade and other payables	Rs.	35,523	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	35,523
Short-term borrowings		38,045		-		-		-		-		38,045
Derivative financial instruments		1,286		-		-		-		-		1,286
Other liabilities and provisions		35,870		97		51		50		849		36,917

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

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the “DPCO”), the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favour of the Company; however, it subsequently dismissed the case in April 2004.

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

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company has filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as “specified products” under the DPCO and the related demand notices issued thereunder. These matters were consolidated with the Norfloxacin matter and have been adjourned to July 29, 2025 for hearing.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32. Contingencies(Continued)

Litigation relating to Cardiovascular and Anti-diabetic formulations (Continued)

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

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of Rs.776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit Rs.100 and furnish a bank guarantee for Rs.676. Pursuant to the order, the Company deposited Rs.100 on September 13, 2017 and submitted a bank guarantee of Rs.676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to July 08, 2025 for hearing.

Based on its best estimate, the Company has recorded a cumulative provision of Rs.479 (Rs.437 through March 31, 2024) under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Other product and patent related matters

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its generic ranitidine products sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On April 1, 2020, the U.S. FDA requested manufacturers to withdraw all ranitidine products from the market immediately.

Federal Multidistrict Litigation - MDL 2924

On February 6, 2020, the Judicial Panel for Multidistrict Litigation established MDL 2924,
In re Zantac (Ranitidine) Products Liability Litigation
, in the United States District Court for the Southern District of Florida (the “MDL 2924”). Federal court cases, including personal injury lawsuits and putative class actions, were transferred to the MDL 2924 and consolidated for pre-trial purposes. To date, the Company (and/or one or more of its affiliates) has been named as a defendant in more than 3,275 lawsuits in the MDL 2924.

On December 31, 2020, the MDL 2924 Court granted the generic manufacturers’ motion to dismiss all claims alleged against generic manufacturers in all the master complaints based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims were dismissed with prejudice, but the Court permitted plaintiffs to amend their pleadings as to all other claims. Plaintiffs elected not to file an amended master complaint for the third-party payor class action. For all other remaining claims, plaintiffs filed amended master complaints. The defendants filed a second round of motions to dismiss on March 24, 2021. On July 8, 2021, the Court dismissed all remaining claims against the generic manufacturers with prejudice based on federal preemption. The MDL 2924 Court’s preemption rulings as to the generic manufacturer defendants were appealed in piecemeal fashion to the United States Court of Appeals for the 11th Circuit. On November 7, 2022, the 11th Circuit affirmed the dismissal of the third-party payor claims. All other appeals related to the generic defendants were stayed for many months in light of bankruptcy proceedings involving other defendants.

The brand manufacturers continued to litigate in the MDL 2924 following dismissal of the generic manufacturers. On December 6, 2022, the MDL 2924 Court entered an Order granting the brand defendants’ motions to exclude all plaintiffs’ expert witnesses and entering summary judgment in favor of the brand defendants as to all claims involving bladder, esophageal, gastric, liver, and pancreatic cancers (the “designated cancers”). The MDL 2924 Court then set a deadline of April 12, 2023 for plaintiffs to identify general causation experts as to any non-designated cancers. On May 15, 2023, the MDL 2924 Court entered summary judgment on the basis of Daubert as to all defendants (including generics) in all cases alleging designated cancers. On July 14, 2023, the MDL 2924 Court entered an Order dismissing all non-designated cancer cases with prejudice as to all defendants (including generic manufacturers) based on plaintiffs’ failure to disclose experts. The MDL 2924 Court dismissed all economic loss class action cases on July 26, 2023 for lack of standing and granted summary judgment in defendants’ favor on the medical monitoring class action cases in light of Daubert.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32. Contingencies (continued)

Ranitidine recall and litigation (continued)

The MDL 2924 Court’s Orders on Daubert and summary judgment did not apply to cases for which plaintiffs had already filed a Notice of Appeal, because the MDL 2924 Court lacked jurisdiction over those cases. To streamline the appeals, the MDL 2924 Court issued an indicative ruling, finding that, if the 11th Circuit were to return jurisdiction to the MDL 2924 Court, the MDL 2924 Court would grant summary judgment in favor of the generic manufacturer defendants based on Daubert. In light of the indicative ruling, the non-brand manufacturer defendants asked the 11th Circuit to remand the pending appeals back to the MDL 2924 Court. On September 8, 2023, the 11th Circuit severed the bankrupt defendant entities and remanded all appeals of cases naming branded and generic manufacturer defendants (“mixed-use cases”). On September 26, 2023, the MDL 2924 Court entered Rule 58 final judgment in favor of all defendants as to all designated cancer cases. On November 14, 2023, the MDL 2924 Court entered Rule 58 final judgment in favor of all defendants in non-designated cancer cases. On December 26, 2023, the 11th Circuit consolidated the appeals arising from the MDL 2924 for disposition before the same panel. The Court ordered the parties to brief generic preemption separately, but on the same schedule with all the other issues on appeal. Plaintiffs filed their opening merits briefs on April 10, 2024. Defendants’ briefs were filed on July 25, 2024. Plaintiffs’ reply briefs were filed on November 8, 2024. Oral argument will take place during the week of July 28, 2025.  An exact date and time will be set 6 to 8 weeks in advance.

State Court Ranitidine-related Actions
Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary and multiple other manufacturers and retailers asserting public nuisance and negligence claims. The court denied the generic defendants’ preemption motion to dismiss. Trial was scheduled for September 15, 2025, but the parties have requested a continuance. The City of Baltimore filed a similar public nuisance action, but the Maryland state court granted the generic defendants’ preemption motion to dismiss with prejudice. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health (“CFEH”) in the Superior Court of Alameda County, California. The Company and other defendants filed preemption demurrers and on May 7, 2021, the Court granted the generic manufacturer defendants’ demurrers without leave to amend. Plaintiff appealed that decision and lost in the appellate court. The Supreme Court of California denied plaintiff’s petition for review.

More than 360 plaintiffs filed suit against the Company in California, Illinois, New Jersey, New York, and Pennsylvania state courts. Generally, they alleged failure to warn, design defect, and negligence claims. The Company has been voluntarily dismissed from all cases filed against it in New Jersey, New York, and Pennsylvania. In Illinois, all cases alleging personal injuries from Zantac/ranitidine were consolidated for pre-trial purposes in Cook County. On August 17, 2023, the judge presiding over the consolidated Illinois state court proceedings granted the generic manufacturers’ motion to dismiss all claims in the Master Complaint with prejudice based on federal preemption. Plaintiffs filed an appeal in Valadez, the first ranitidine case to go to trial. In Valadez, the plaintiffs did not appeal the defense verdict in favor of the brands, but they did appeal the pre-trial dismissal of the generic defendants on preemption grounds. The defendants’ merits brief in Valadez was filed on April 3, 2025. Separately, plaintiffs filed a Rule 304(a) motion seeking an interlocutory appeal of Judge Trevino’s preemption decision as to the generic manufacturer defendants in all Illinois state court cases. That appellate briefing was completed on May 1, 2025, and the case now is ripe for decision by the First District Court of Appeals in Illinois. The Valadez Court denied the motion without prejudice on February 10, 2025. In California, the Company was named in approximately 214 cases. All the California cases were transferred to the existing Judicial Council Coordination Proceedings (“JCCP”) in Alameda County. After multiple rounds of demurrers on preemption, the JCCP Court allowed several of plaintiffs’ claims to proceed against generic manufacturer defendants, including negligent storage and transportation, negligent product containers, failure to warn the U.S. FDA through adverse event reporting, and manufacturing defects. On December 23, 2024, the Company and plaintiffs’ counsel executed a confidential master settlement agreement to resolve the California cases pending against the Company.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these consolidated financial statements
.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Sections 45 and 46 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company’s U.S. and Canadian subsidiaries on January 15, 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs. On June 1, 2023, plaintiffs served and filed a Motion Record for Certification of the proposed class action. On January 15, 2024, the plaintiffs served and filed a Third Fresh as Amended Statement of Claim, clarifying the proposed class as including: consumers who purchased generic drugs at pharmacies; prescription drug plan holders or sponsors including employers, businesses, governments, and individual plan holders or sponsors; private insurers and insurance companies that purchase or reimburse for generic drugs; and corporate and other entities that purchase or reimburse for generic drugs in the private sector. It also clarifies the proposed class as excluding distributors, wholesalers, and pharmacies. On June 17, 2024, the plaintiffs served and filed a Supplementary Motion Record for Certification.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32. Contingencies (continued)

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada
(continued)

The Company’s and all defendants’ responding evidence to the certification motion was delivered on August 2, 2024. The plaintiffs’ reply evidence for the certification motion was delivered November 15, 2024. At the same time, the plaintiffs delivered a further amended claim (the Fourth Amended Statement of Claim), which advances new allegations representing a significant shift in the core conspiracy claim and theory of the case. In addition to the alleged market allocation conspiracy, the plaintiffs now allege that the defendant generic drug manufacturers also conspired with pharmacies to “fix invoice prices for generic drugs in Canada at the maximum formulary price,” and that the defendants facilitated this alleged conspiracy through the use of “illegal and anticompetitive kickbacks” paid to pharmacies.

The certification motion previously set by the court for five days was rescheduled to the week of October 27, 2025. Defendants’ sur-reply evidence is was filed on April 25, 2025, and the plaintiffs’ sur-sur-reply evidence was filed on May 23, 2025. Cross-examinations on the affidavits are to be completed by June 27, 2025. The plaintiffs’ and defendants’ written arguments are to be delivered by August 1, 2025 and September 12, 2025, respectively.

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

As of the date of this report, there are approximately 250 plaintiffs having filed a total of 206 cases. The claims in all the cases encompass a total of 404 generic drugs sold during a period beginning approximately in the year 2009. The Company (through its U.S. subsidiary, Dr. Reddy’s Laboratories, Inc.) is named specifically as a defendant with respect to 23 generic drugs that it sold during this period of time.

In addition, even though each defendant (including the Company) did not sell all the drugs encompassed by the claims, the plaintiffs assert that there was an “overarching conspiracy” among the generic manufacturers which encompassed an agreement and understanding throughout the industry that generic manufacturers would cooperate with each other on prices, customers and market shares on all
generic drugs sold in the United States, and that each manufacturer would cooperate on the “fair share” conspiracy whenever it entered or sold a drug in a specific generic drug market. As a result of this alleged “overarching conspiracy” claim, the plaintiffs claim that each defendant (including the Company) is liable for not only the damages suffered with respect to the specific drugs that a defendant sold, but is also liable for all
of the damages with respect to
all
of the drugs alleged in a case whether a manufacturer defendant sold that drug or not.

The plaintiffs seek “treble” damages (i.e., three times the actual damages sustained) and injunctive relief, plus attorney’s fees and costs in the litigation. The plaintiffs also allege claims for disgorgement of alleged unjust enrichment of profits earned by each defendant, including the Company, and punitive damages as a result of the alleged violations. The plaintiffs in the cases fall into the following categories:

•
The Attorneys General of 49 U.S. States, the District of Columbia and the U.S. territories of Puerto Rico, Virgin Islands and Guam, which all allege that they were injured by the price fixing, customer allocation and bid rigging conspiracy in their general economies and that there were injuries suffered by consumers in their jurisdictions, seeking the disgorgement of improper profits on the generic drugs, and damages suffered by governmental agencies (such as government hospitals, agencies and prisons) that purchased generic drugs, encompassing a total of 129 generic drugs. The Company is named as to seven drugs. In addition, each of the plaintiffs seek to enforce their own state antitrust laws, which enable them to impose fines on a defendant in addition to seeking treble damages and disgorgement of alleged unjust enrichment from each defendant;

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

•
Class actions on behalf of all companies and consumers that were end payers for the purchase of generic drugs by consumers (the “End Payer Plaintiff Class” or “EPP” Class). This class consists of all health care plans, insurance companies and union welfare funds that paid for generic drugs purchased by their members (consumers). These claims encompass 152 generic drugs, of which the Company sold 12 drugs
; and

•
Approximately 200 individual companies (which have opted out of the class actions), consisting of pharmacy retailers, health insurers, self-insured health plan employers, hospitals, counties and other local governmental agencies, (the “Direct Action Plaintiffs” or “DAPs”) have individually filed complaints and alleged claims. These claims encompass a total of more than 400 drugs, of which the Company sold 23 drugs
.

All complaints in the
MDL 2724
are being simultaneously litigated together, on a consolidated basis, for all discovery and pre-trial purposes, except the Attorneys General Cases which were remanded back to the District of Connecticut and will no longer be included in the MDL 2774 in the Eastern District of Pennsylvania. Discovery is still proceeding. The first three cases that have been designated for the first trials in the
MDL 2724
(the so-called “bellwether” cases) do not involve the Company’s US subsidiary as a defendant. These bellwether cases encompass claims by the DPPs and EPPs as to two specific drugs that were not sold by the Company’s US subsidiary and claims by the Attorney Generals as to approximately 80 topical drugs and creams that were not sold by the Company’s U.S. subsidiary. The trials in these bellwether cases are anticipated to occur in 2025.

A second round of three bellwether cases have been selected which are expected to be tried in in late-2026 or 2027. They include: a case encompassing a single drug that does not involve the Company’s U.S. subsidiary as a defendant; a case by the Attorney Generals encompassing 15 drugs in which the Company’s U.S. subsidiary is named as to two drugs (meprobamate and zoledronic acid); and a case brought by Humana, Inc., encompassing 15 drugs in which the Company’s U.S. subsidiary is named as to one drug (divalproex). In both of the last two cases, the plaintiffs seek damages (including treble damages) encompassing the drugs that the Company’s U.S. subsidiary sold, plus joint and several liability for the damages suffered on all of the drugs in the cases based on the allegation of participation in an industry-wide “overarching conspiracy.”

In addition to the cases filed in the MDL 2724, approximately 150 companies (consisting primarily of health insurers, and health plans) have filed three praecipe
of actions in the Pennsylvania Court of Common Pleas in Philadelphia, Pennsylvania, against 52 generic drug companies, including the Company’s U.S. subsidiary, giving notice of potential, unspecified antitrust claims against the named defendants. These praecipes
of actions have been stayed pending the developments and potential completion of the cases in the MDL 2724.

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

Revlimid
®
Antitrust Litigation

In 2023 and 2024, three lawsuits were filed against Dr. Reddy’s Laboratories, Inc. (“DRL Inc.”) and/or Dr. Reddy’s Laboratories Ltd. (“DRL Ltd.” and together with DRL Inc., “DRL”), and three additional groups of plaintiffs sought to add DRL to their pending actions and/or through additional lawsuits, in federal court in New Jersey concerning the drug product Revlimid® and generic equivalents. Litigation has been pending in that court since at least 2019 by various plaintiffs asserting antitrust claims and similar claims against Celgene Corporation (“Celgene”) and Bristol-Myers Squibb Company (“BMS”) related to Revlimid®,
In re Revlimid & Thalomid Purchaser Antitrust Litigation
, C.A. No. 19-cv-07532 (D.N.J.) (“In re Revlimid action”). Starting in 2022, certain plaintiffs also filed lawsuits in this litigation against Teva Pharmaceuticals USA Inc. (“Teva”) and Natco Pharma Limited (“Natco”) as well. Then, in 2023, plaintiffs Mayo Clinic and LifePoint Corporate Services, General Partnership filed a complaint against DRL Inc. as well as defendants Celgene, BMS, Natco, and Teva (C.A. No. 23-cv-22321 (D.N.J.)). In a second lawsuit in 2023 (C.A. No. 23-cv-22117 (D.N.J.)), plaintiff Intermountain Health, Inc. filed a complaint against DRL Inc. and the same group of defendants Celgene, BMS, Natco, and Teva (Mayo Clinic, LifePoint Corporate Services, General Partnership, and Intermountain Health, Inc., together, the “Hospital Plaintiffs”). The Hospital Plaintiffs have subsequently added DRL Ltd. as a defendant to their lawsuits. In a third lawsuit, filed in 2024 (C.A. No. 24-cv-00379 (D.N.J.)), plaintiffs Walgreen Co., Kroger Specialty Pharmacy, Inc., and CVS Pharmacy Inc. (together, the “Retailer Plaintiffs”), who previously had sued Celgene, BMS, Natco, and Teva, filed an additional complaint against DRL Inc. and DRL Ltd. The Hospital Plaintiffs’ and Retailer Plaintiffs’ actions against DRL have been consolidated with the In re Revlimid action. Subsequently, through amended complaints, three additional groups of plaintiffs have sought to add DRL as a defendant in their already pending lawsuits previously consolidated into the In re Revlimid action. The first such plaintiff is United Healthcare Services, Inc. (“United”) (C.A. No. 20-cv-18531 (D.N.J.)).

The second such group of plaintiffs is composed of Cigna Corp., Humana Inc., Blue Cross Blue Shield Association, Health Care Service Corporation, Blue Cross and Blue Shield of Florida, Inc., and Molina Healthcare, Inc. (C.A. Nos. 19-cv-07532 (D.N.J.), 21-cv-11686 (D.N.J.), 21-cv-10187 (D.N.J.), 21-cv-06668 (D.N.J.), and 22-cv-04561(D.N.J.)) (together, the “Insurer Plaintiffs”). The third such group of plaintiffs is composed of Jacksonville Police Officers and Fire Fighters Health Insurance Trust, Carpenters and Joiners Welfare Fund, Teamsters Local 237 Welfare Fund and Teamsters Local 237 Retirees’ Benefit Fund, and Teamsters Western Region and New Jersey Health Care Fund, who bring their claims on behalf of a purported class of end-payors of Revlimid® and generic equivalents (C.A. No. 22-cv-06694 (D.N.J.)) (the “EPP Plaintiffs”).

The allegations brought by the Hospital Plaintiffs, the Retailer Plaintiffs, United, the Insurer Plaintiffs, and the EPP Plaintiffs (collectively, “Plaintiffs”) against DRL in these cases are similar: they allege that the patent settlement agreement among DRL, Celgene and BMS concerning Revlimid® violated federal and state antitrust laws and state consumer protection laws by improperly delaying generic entry of Revlimid® through 2022 and then limiting generic competition of Revlimid® through 2026. The Plaintiffs’ claims against DRL are also substantially similar to the claims these plaintiffs have brought against defendants Celgene, BMS, Natco, and Teva.

Each of these lawsuits naming DRL as a defendant have been consolidated with the ongoing In re Revlimid action. A trial date has not yet been scheduled. On June 6, 2024, the court issued an order on the pending motions to dismiss filed by other defendants, in which the court dismissed all claims at issue in that motion, including claims challenging the patent settlement agreements. The order allowed plaintiffs to file amended complaints. On August 5, 2024, all Plaintiffs filed amended complaints, including the amended complaints filed by United, Insurer Plaintiffs, and EPP Plaintiffs, described above, which sought to add DRL as a defendant in those actions for the first time. On October 7, 2024, DRL and all other defendants to the In re Revlimid action filed motions to dismiss each of Plaintiffs’ lawsuits in their entirety. Those motions are pending, and discovery currently is stayed.

On December 16, 2024, several of the Insurer Plaintiffs also filed substantially similar complaints to those already pending in the In re Revlimid action against DRL, Natco, Teva, and AbbVie Inc. (C.A. Nos. 24-cv-11168 (D.N.J.); 24-cv-11169 (D.N.J.); 24-cv-11176 (D.N.J.); 24-cv-1121 (D.N.J.); 24-cv-11230 (D.N.J.)) (the “Standalone Actions”). On January 13, 2025, DRL and all other defendants to the Standalone Actions filed a letter requesting the court that they be allowed to brief a motion to dismiss the Standalone Actions, including for substantially the same reasons already briefed in the motion to dismiss the claims raised in the In re Revlimid action.

The Company intends to vigorously defend its positions. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision has been made in these consolidated financial statements of the Company.

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

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

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

The Company has recorded a provision of Rs.51 as of March 31, 2025 and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

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

(continued)

The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of Rs.31 from the Goods and Service Tax (“GST”) authorities of various states pursuant to which it has recorded a provision of Rs.31 as of March 31, 2025.

In February 2022, the Company paid under protest an amount of Rs.123 towards a GST reverse charge. In January 2025, the Additional Commissioner of GST passed an order confirming the demand as per the show cause notice dated July 5, 2024. The Company believes that the demand in such order is not enforceable and will not have any significant impact on the Company. The Company is in process of filing an appeal against such order.

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is Rs.482. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2025.

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

In relation to this merger approved by the NCLT, the Company received a show cause notice on April 4, 2025, under Section 148A(1) of the Income-tax Act, 1961. The notice sought an explanation as to why a reassessment notice under Section 148 should not be issued for income alleged to have escaped assessment due to the merger. Subsequent to the submission of the reply in response to the above notice, the Company received an order 148A(3) and a notice under section 148 of the Income Tax Act on May 30, 2025 from the tax authorities, proposing to assess or reassess the income for the relevant year.

The Company strongly believes that there is no escapement of tax pursuant to the said merger scheme as the amalgamation was carried out for the above stated purpose. Further, it was carried out in compliance with various applicable laws in India and after taking with applicable regulatory approvals. The Company will take suitable action to defend its position as required, appropriately.

The said scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

34.
Geopolitical Conflicts

The Company considered the uncertainties relating to the conflict between India and Pakistan, in the middle east, and military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the conflict is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the conflict including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these consolidated financial statements.

The Company based on its judgments, estimates and assumptions expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended March 31, 2025, the impact of this conflict on the Company’s operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

35.
Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections of facilities of the Company which were carried out or remained open during the year ended March 31, 2025:

Month and year	Unit	Details of observations
October 2023	Biologics, Hyderabad, India	Nine observations were noted in the U.S. FDA inspection. The Company responded to the observations and is awaiting the Establishment Inspection Report (“EIR”).
May 2024	Formulations manufacturing facilities {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)} at Duvvada, Visakhapatnam, India
Two observations were noted in the U.S. FDA inspection. The Company responded to the observations by June 7, 2024. On August 11, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection of the facility was classified as Voluntary Action Indicated (“VAI”).

June 2024	API Srikakulam plant (Unit 6), Andhra Pradesh, India
Four observations were noted in the U.S. FDA inspection. The Company responded to the observations on June 30, 2024. On September 6, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection of the facility was classified as VAI.

August 2024	Formulations Srikakulam (SEZ) plant 1, Andhra Pradesh, India	There was a Pre-Approval Inspection of the site by the U.S. FDA and three observations were noted in the inspection.
September 2024	Integrated Product Development Organization (IPDO), Bachupally, Hyderabad, India	No observations were noted in the U.S. FDA inspection. The Company is awaiting the EIR.
November 2024	API Bollaram (CTO Unit-II) plant, Telangana, Hyderabad, India
Seven observations were noted in the U.S. FDA inspection.
The Company responded to the observations, and an EIR was issued by the U.S. FDA on February 24, 2025 indicating the closure of audit and the inspection of the facility was classified as VAI.

May 2025	API Miryalaguda (CTO Unit-V) plant, Telangana, India	Two observations were noted in the U.S. FDA inspection, conducted from May 19, 2025 to May 24, 2025, to which the Company will respond within the stipulated timeline.
May 2025	API Middleburgh plant, New York, U.S.A.	Two observations were noted in the U.S. FDA inspection, conducted from May 12, 2025 to May 16, 2025, to which the Company will respond within the stipulated timeline.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

36.
Business Combination

A.
Agreement with Nestlé India
 Limited

On April 25, 2024, the parent company entered into a definitive agreement with Nestlé India Limited (“Nestlé India”), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties. The aforesaid business activities are carried out through Dr. Reddy’s Nutraceuticals Limited (the “Nutraceuticals subsidiary”) which was incorporated on March 14, 2024. Subsequently, the Nutraceuticals subsidiary’s name was changed to Dr. Reddy’s and Nestlé Health Science Limited on June 13, 2024. This arrangement is strategically important for both companies as it allows them to combine their complementary strengths and expand their reach in the nutraceutical market.

The aforesaid definitive agreement was subject to certain closing conditions. The closing conditions were satisfied, and the transaction was completed on August 1, 2024.

Following the closing, Nestlé India and the parent company contributed subscription amounts of Rs.7,056 and Rs.7,344 respectively, to the Nutraceuticals subsidiary. After giving effect to such infusion of subscription amounts:

a.
Nestlé India was issued shares of the Nutraceuticals subsidiary, representing a 49% ownership stake. The parent company holds the remaining 51% of the Nutraceuticals subsidiary. Further, Nestlé India has a call option to increase their shareholding to up to 60% after six years from the closing date for a purchase price based on fair market value;

b.
the Nutraceuticals subsidiary acquired the licenses to nutraceutical products and a supplements portfolio from Nestlé India along with employees for a cash consideration of Rs.2,231. Additionally, a royalty is payable to Nestlé India at 4.5% of post-closing net sales that are based upon the licensed rights; and

c.
the parent company transferred its nutraceuticals and supplements portfolio along with employees to the Nutraceuticals subsidiary for cash consideration of Rs.8,217. As this represents a transaction with a subsidiary under the control of the parent company, the transfer of nutraceuticals and supplements business by the parent company to the Nutraceuticals subsidiary has been eliminated in these consolidated financial statements.

The parent company has accounted for the transaction pertaining to the acquisition from Nestlé
India under IFRS 3, “Business Combinations”.

The parent company completed the purchase price allocation for this acquisition. Tabulated below are the fair values of the assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Purchase consideration (A)	2,231
Property, Plant and Equipment and other assets	42
Product related intangibles	1,982
Assets acquired (B)	2,024
Goodwill (A-B)	207

The significant assumptions used in the valuation model to fair value acquired intangible assets in estimating future cash flows included projected revenue growth rates and the respective discount rates.

Goodwill of Rs.207 has been recognized in connection with this acquisition, representing the excess of consideration transferred over the fair values of the net identifiable assets acquired. The goodwill is attributable to new growth opportunities, workforce and synergies of the combined business operations, and it is not expected to be deductible for tax purposes.
This goodwill has been allocated entirely to the Company’s Global Generics segment.

The amount of revenue included in the consolidated income statements since August 1, 2024 pertaining to the business acquired from Nestlé India was Rs.503 during the year ended March 31, 2025.

No pro-forma information is disclosed in these consolidated financial statements, as the impact of this acquisition on these consolidated financial statements is not material.

The associated acquisition costs were not material and have been charged to the income statement when incurred.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

36.
Business Combination (continued)

A. Agreement with Nestlé India Limited (continued):

Non-Controlling interest:

Nestlé India’s 49% ownership stake in the Nutraceuticals subsidiary is reported as a NCI in the consolidated financial statements.

As of March 31, 2025, the carrying value of this NCI is Rs.3,778, arising from the initial measurement at the Nestlé India’s proportionate share of identifiable net assets as of the acquisition date and subsequently adjusted with the share of profit based on ownership percentage.

The NCI share of profit after tax for the year ended March 31, 2025 is Rs.701. This primarily includes the portion of a deferred tax asset recognized by the Nutraceuticals subsidiary and consequently allocated to NCI. This deferred tax asset pertains to business acquired from the parent company and recognized by the Nutraceuticals subsidiary at the carrying amount as appearing in the consolidated financial statements of the parent company. However, the tax base of these identifiable assets is based on fair values as at the closing date.

B.
Business transfer agreement with Haleon:

On June 26, 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s global portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”) outside of the United States of America for a total consideration of up to Rs.
56,121
(GBP 500), including an upfront cash payment of Rs.51,407 (GBP 458) and earn-out consideration of up to Rs.4,714 (GBP 42).

The acquisition was structured as a purchase all of the shares of Northstar Switzerland SARL, a Haleon group company whose assets includes intellectual property, employees, agreements with commercial manufacturing organizations, marketing authorizations, and other assets related to the commercialization of brands such as Nicotinell (with extensive presence in Europe, Asia, including Japan, and Latin America), Nicabate (in Australia), and other brands in New Zealand and Canada. The acquisition included all formats such as lozenge, patch, spray, and gum in all applicable global markets outside of the United States of America.

The closing conditions were satisfied, and the transaction was completed on September 30, 2024. Upon completion, the Company purchased 100% of the shares of NorthStar Switzerland SARL and paid Haleon an upfront cash payment of Rs.51,407 (GBP 458). During the three months ended March 31, 2025, the Company paid Haleon the first earnout milestone of approximately Rs.1,655 (GBP 15) for achieving specified NRT Business sales targets in calendar year 2024 and meeting other parameters. Additional earnout consideration of up to Rs.2,951 (GBP 27) is payable to Haleon contingent upon achieving agreed-upon NRT Business sales targets in calendar year 2025, and meeting other parameters. The Company believes that the acquired business strengthens the Company’s position in the global consumer healthcare OTC business.

The Company has accounted for the transaction under IFRS 3, “Business Combinations” using the acquisition method.

Considering the size, complexity and timing of the acquisition, the Company was in the process of finalizing the fair values of assets acquired and liabilities assumed. Therefore, the fair values disclosed as of September 30, 2024 were provisional based on facts that existed at the acquisition’s completion date.

During the three months ended March 31, 2025, the Company completed the purchase price allocation. Tabulated below are the fair values of assets acquired and liabilities assumed as of the acquisition’s completion date:

Particulars	Amount
Identifiable assets acquired
Product related intangibles (A)	54,973
Liabilities assumed
Deferred tax liabilities (B)	(8,483)
Net identifiable assets acquired (C= A-B)	46,490
Purchase consideration
- upfront consideration	51,407
- earn-out contingent consideration (at fair value)	4,450
- c ash flow hedge gain	(2,197)
Total Purchase consideration (D)	53,660
Goodwill (D) - (C)	7,170

The significant assumptions used in the valuation model to fair value acquired intangible assets in estimating future cash flows included projected revenue growth rates and the respective discount rates.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

36. Business Combination (continued)

B. Business transfer agreement with Haleon (continued):

Goodwill of Rs.7,170
(GBP 63.88) representing the excess of consideration paid above the fair value of the acquired assets and liabilities, comprises the value of further growth opportunities, including the expected synergies arising from the acquisition and an assembled workforce, which do not meet the criteria for recognition as intangible asset.

The entire amount of goodwill and intangibles are not expected to be deductible for tax purposes. This goodwill includes deferred tax liability recognized at acquisition, due to the difference between the fair value of the acquired brands and their corresponding tax base.

This goodwill has been allocated entirely to the Company’s Global Generics segment.

The Company executed a forward exchange contract to hedge the foreign exchange exposure related to the consideration payable in GBP. This forward contract was designated as a cash flow hedge, and the effective portion of the gain on the hedging instrument was recognized in the statement of other comprehensive income during the hedging period. Upon maturity, the hedge gains of Rs. 2,197 (GBP 19.57) from this forward contract were reclassified from the cash flow hedge reserves and adjusted in the consideration paid upon completion of the transaction.

At the acquisition’s completion date, the contingent consideration was recognized at its fair value of Rs.4,450.The fair value was estimated using the discounted cash flows technique, which considers the present value of the expected future earn-out payment discounted from their respective payment dates using a risk-adjusted discount rate. The significant unobservable inputs in the valuation is the estimated sales forecast. The Company has estimated that the prescribed sales target will be met. The Company has also estimated that any reasonably possible change in the sales for the calendar years 2024 and 2025 will not result in a material change in the fair value of the contingent consideration. The contingent consideration is classified as a financial liability and any subsequent changes in its value including due to time value of money are recognised in the consolidated income statement.

Transitional Distribution Services Agreement (TDSA):

The integration of the operations of the acquired NRT Business into the Company will happen gradually in a phased approach between April 2025 and February 2026 until the local marketing authorizations for respective geographies are transferred in the Company’s name. For the interim transition period until transfer of marketing authorisations is complete, the Company has entered into TDSA where by Haleon Group will provide temporary distribution and related services up to February 2026 across all markets, subject to a potential extension as determined mutually by the parties.

The amount of revenue and profit before tax (derived after amortization of NRT brands and integration expense) pertaining to the business acquired from Haleon since the acquisition date (i.e., September 30, 2024) was Rs
.
12,020 and Rs.2,375 respectively, during the six months ended March 31, 2025. Acquisition related costs amounting to Rs.1,017 and Rs.280 were recognized as expenses under “Selling, general and administrative expenses” in the consolidated income statement for the year ended March 31, 2025 and March 31, 2024, respectively.

The estimated contribution to revenue and profit before tax from the NRT business for the year ended March 3
1, 2025, had the acquisition occurred on April 1, 2024 would have been Rs.24,480 and Rs.4,800 (without the effect of acquisition related costs) respectively.

37.
Subsequent Events

Please refer to Notes 20, 32, 33 and 35 of these consolidated financial statements for the details of subsequent events relating to the proposed dividend, contingencies, Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited and Regulatory Inspection of facilities respectively.

38.

Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company. Tabulated below is the list of subsidiaries, joint ventures and associates as of March 31, 2025:

Name of the subsidiaries/associates/joint ventures	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100% (1)
Aurigene Oncology Limited (formerly, Aurigene Discovery Technologies Limited)	India	100%
Aurigene Pharmaceutical Services Limited	India	100% (1)
beta Institute gemeinnützige GmbH	Germany	100% (6)
betapharm Arzneimittel GmbH	Germany	100% (6)
Cheminor Employees Welfare Trust	India	Refer to below footnote (12)
Cheminor Investments Limited	India	100%
Chirotech Technology Limited (dissolved on September 18, 2024).	United Kingdom	100%
Clean Renewable Energy KK 2A Private Limited (from July 31, 2024)	India	26.99% (10)
Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited	China	100% (7)
Dr. Reddy’s and Nestlé Health Science Limited (formerly, Dr. Reddy’s Nutraceuticals Limited) (refer note 36.A for details)	India	51%
Dr. Reddy’s Bio-Sciences Limited	India	100%
Dr. Reddy’s Employees ESOS Trust	India	Refer to below footnote (12)
Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy’s Finland Oy (from December 20, 2024)	Finland	100% (7)
Dr. Reddy’s Formulations Limited	India	100%
Dr. Reddy’s Laboratories (Australia) Pty. Limited	Australia	100% (7)
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100% (7)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100% (7)
Dr. Reddy’s Laboratories (Thailand) Limited	Thailand	100% (7)
Dr. Reddy’s Laboratories (UK) Limited	United Kingdom	100% (3)
Dr. Reddy’s Laboratories Canada, Inc.	Canada	100% (7)
Dr. Reddy’s Laboratories Chile SPA.	Chile	100% (7)
Dr. Reddy’s Laboratories Inc.	U.S.A.	100% (7)
Dr. Reddy’s Laboratories Jamaica Limited (from September 25, 2023)	Jamaica	100% (7)
Dr. Reddy’s Laboratories Japan KK	Japan	100% (7)
Dr. Reddy’s Laboratories Kazakhstan LLP	Kazakhstan	100% (7)
Dr. Reddy’s Laboratories LLC	Russia	100% (7)
Dr. Reddy’s Laboratories LLC, Ukraine	Ukraine	100% (7)
Dr. Reddy’s Laboratories Louisiana LLC (divested on March 21, 2025)	U.S.A.	100% (4)
Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.	Malaysia	100% (7)
Dr. Reddy’s Laboratories New York, LLC	U.S.A.	100% (7)
Dr. Reddy’s Laboratories Philippines Inc.	Philippines	100% (7)
Dr. Reddy’s Laboratories Romania Srl	Romania	100% (7)
Dr. Reddy’s Laboratories SA	Switzerland	100%
Dr. Reddy’s Laboratories SAS	Colombia	100% (7)
Dr. Reddy’s Laboratories Taiwan Limited	Taiwan	100% (7)
Dr. Reddy’s New Zealand Limited.	New Zealand	100% (7)
Dr. Reddy’s Research Foundation	India	Refer to below footnote (7)
Dr. Reddy’s Srl	Italy	100% (7)
Dr. Reddy’s Venezuela, C.A. (dissolved on June 5, 2024)	Venezuela	100%
Dr. Reddy's Denmark ApS (from October 4, 2024)	Denmark	100% (7)
Dr. Reddy's Netherlands B.V. (formerly Dr.Reddy’s Research and Development B.V.)	Netherlands	100% (7)
DRES Energy Private Limited	India	26% (7)
DRL Impex Limited	India	100% (7)
Idea2Enterprises (India) Pvt. Limited	India	100%
Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited) (entity under liquidation)	India	100%
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Kunshan Rotam Reddy Medicine Company Limited	China	51.33% (2)(10)(14)
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33% (2)(10)
Lacock Holdings Limited	Cyprus	100%(7)
Nimbus Health GmbH	Germany	100% (6)
North Star OpCo Limited (from September 30, 2024)	United Kingdom	100% (13)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

North Star Sweden AB (from September 30, 2024)	Sweden	100% (13)
Northstar Switzerland SARL (from September 30, 2024)	Switzerland	100% (7)
O2 Renewable Energy IX Private Limited	India	26% (10)
Promius Pharma LLC	U.S.A.	100% (4)
Reddy Holding GmbH	Germany	100% (7)
Reddy Netherlands B.V.	Netherlands	100% (7)
Reddy Pharma Iberia SAU	Spain	100% (7)
Reddy Pharma Italia S.R.L.	Italy	100% (7)
Reddy Pharma SAS	France	100% (7)
Svaas Wellness Limited	India	100%

(1)	Indirectly owned through Aurigene Oncology Limited ( Formerly, Aurigene Discovery Technologies Limited) .

(2)
Kunshan Rotam Reddy Pharmaceutical Co. Limited and Kunshan Rotam Reddy Medicine Company Limited are subsidiaries as per Indian Companies Act, 2013, as the Company holds a 51.33% stake. However, the Company accounts for this investment by the equity method and does not consolidate it in the Company’s financial statements.

(3)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.

(4)	Indirectly owned through Dr. Reddy’s Laboratories Inc.

(5)	Indirectly owned through Lacock Holdings Limited.

(6)	Indirectly owned through Reddy Holding GmbH.

(7)	Indirectly owned through Dr. Reddy’s Laboratories SA.

(8)	Indirectly owned through Reddy Pharma Italia S.R.L.

(9)	Indirectly owned through Reddy Netherlands B.V.

(10)	Accounted using equity method as per IAS 28, “ Investment in Associates and Joint Ventures”.

(11)	Indirectly owned through Idea2Enterprises (India) Pvt. Limited.

(12)	The Company does not have any equity interests in this entity but has significant influence or control over it.

(13)	Indirectly owned through North Star Switzerland SARL.

(1 4 )	Indirectly owned and wholly owned subsidiary of Kunshan Rotam Reddy Pharmaceutical Co. Limited.

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
1.8
Amendment to Memorandum and Articles of Association of the Registrant dated September 12, 2024 (to effect an increase in the Registrant’s authorized share capital pursuant to the 1:5 forward stock split effected on October 28, 2024).

2.1	Form of Amended and Restated Deposit Agreement, including the form of American Depositary Receipt, by and among the Registrant, JP Morgan Chase Bank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Receipts issued thereunder.	(11)
2.2	Description of Securities registered under Section 12 of the Exchange Act.
2.3	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.	(2)
2.4	Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.	(6)
2.5	Dr. Reddy’s Employees Stock Option Scheme, 2018.	(9)
4.1	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.	(1)
4.2	Agreement for the Sale and Purchase of all of the Quotas of Northstar Switzerland SARL dated June 26, 2024 between Dr. Reddy's Laboratories SA and Haleon UK Enterprises Limited.
8	List of subsidiaries, associates and joint ventures of the Registrant.
11.1	Code of Business Conduct and Ethics	(12)
11.2	Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons	(12)
12.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young Associates LLP).
97	Dr. Reddy’s Laboratories Limited Recovery Policy	(12)

(1)	Previously filed on March 26, 2001 with the SEC along with Form F-1.
(2)	Previously filed on October 31, 2002 with the SEC along with Form S-8.
(3)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.
(4)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.
(5)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2010.
(6)	Previously filed on March 5, 2007 with the SEC along with Form S-8.
(7)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2011.
(8)	Incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K dated September 25, 2015.
(9)	Previously filed on September 5, 2018 with the SEC along with Form S-8.
(10)	Incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K dated June 2, 2022.
(11)	Previously filed on October 23, 2024 with the SEC along with Form F-6.
(12)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DR. REDDY’S LABORATORIES LIMITED

By:	/s/Erez Israeli
Erez Israeli
Chief Executive Officer

By:	/s/M . V . Narasimham
M . V . Narasimham
Chief Financial Officer

June
6, 2025

