Form 20-F
period 2026-03-31
DR REDDYS LABORATORIES LTD
filed 2026-05-29
CIK 1135951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2026

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

834,656,970 Equity Shares

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

Our financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1 = Rs.93.83, as published by Federal Reserve Board of Governors on March 31, 2026. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is
https://www.drreddys.com
. Information contained in our website,
www.drreddys.com
, is not part of this Annual Report and no portion of such information is incorporated herein.

2

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this annual report, and the reports and documents incorporated by reference in this annual report, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

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

•
current challenges associated with conducting business globally, including uncertainty related to ongoing geopolitical instability and armed conflict and hostilities (including between Russia and Ukraine and conflicts in the Middle East) and its adverse effects on the global supply chain, or economic instability, major hostilities or terrorism;

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

•
the effects of changes in U.S. tariffs or foreign trade laws (including laws designed to facilitate most-favored-nation (“MFN”) pricing requirements) or retaliatory measures by other countries in response, including increased business costs and impacts on supply chains; new operational challenges as we navigate a more complex business landscape; and business uncertainty that adversely affects macroeconomic conditions;

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

•	risks of reputational damage and other adverse effects in the event of inadequate performance and management of sustainability and climate change topics; and
•	those discussed in the sections entitled “risk factors”, “business overview” and “operating and financial review and prospects” and elsewhere in this report.

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

3.C. Reasons for the offer and use of proceeds
Not applicable.

3.D. Risk factors

You should carefully consider all of the information set forth in this Form 20-F and in other documents we file with or furnish to the SEC, including the following risk factors that we face and that are faced by our industry. The risks below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial may also affect our business operations. Our business, financial condition, results of operations and/or cash flows could be materially or adversely affected by any of these risks. This Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this report and our other SEC filings. For a summary of the risk factors included in this Item 3.D. and for further details on our forward-looking statements, see “Forward-Looking Statements and Risk Factors Summary” on page 3.

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

Our results of operations may suffer if these products are not timely developed, approved or successfully commercialized. Refer to Note 11 (“Property, plant and equipment”), Note 12 (“Goodwill”) and Note 13 (“Other intangible assets”) of our consolidated financial statements for details of impairment of non-current assets.

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

If we fail to comply fully with regulations or to maintain continuing regulatory oversight applicable to our research and development activities or if a regulatory agency delays or denies approvals for new products, it may affect realization of product revenues.

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

Countries and regions experiencing political and economic instability or armed conflicts
can have adverse business, operational or financial impacts on us. For example, geopolitical instability and armed conflict and hostilities in the Russia, Ukraine and the Middle East have disrupted and may continue to disrupt global supply chains, trade routes, energy markets, and transportation infrastructure.

Current instability in the region has contributed to volatility in crude oil, natural gas, and petrochemical markets, which directly and indirectly affect the cost and availability of key pharmaceutical inputs, including solvents, intermediates, excipients, and packaging materials. Increases in energy‑linked input costs and related supply interruptions could materially raise our cost of goods sold, compress margins, and adversely impact profitability, especially for products subject to fixed pricing, regulated pricing environments, or long‑term supply contracts.

In addition, the region is a critical corridor for international maritime and air cargo traffic, including key trans‑shipment hubs and shipping lanes used to procure raw materials and deliver pharmaceutical products worldwide.

The Middle East also represents an important distribution corridor for supplying customers in other regions, including the United States, Europe, Africa, and parts of Asia. Prolonged disruption could delay shipments, increase working capital requirements, and strain inventory and logistics planning. Evolving sanctions, trade restrictions, or compliance requirements arising from geopolitical developments could limit sourcing, logistics options, or market access, and increase regulatory and operational risks.

In February 2022, Russia initiated military operations against Ukraine. The armed conflict has continued since that time, with no comprehensive resolution, and has resulted in sustained geopolitical instability in Eastern Europe and beyond. In response, the United States, the European Union, the United Kingdom and other countries have imposed extensive and evolving sanctions, export controls and other restrictive trade and financial measures against Russia and certain Russian entities and individuals, many of which remain in effect and have been expanded or tightened over time.

For details on the impacts of this conflict on our business, see the discussion in Section 4.B. of this report under “Our Principal Areas of Operations - Global Generics Segment - Russia and other Countries of the former Soviet Union and Romania.”

We continue to monitor the effects of these geopolitical instability and armed conflict and hostilities, as well as to monitor significant political, legal, regulatory and other susceptible economic developments in these regions and attempt to mitigate our exposure where possible. Adverse macroeconomic conditions, including persistent inflationary pressures, elevated interest rates, currency volatility, and disruptions to energy and commodity markets, driven in part by ongoing unresolved geopolitical and regional conflicts, could materially affect our supply chain, financial condition, and results of operations. These conditions may increase input, manufacturing, logistics and financing costs, disrupt supply chains, and reduce demand across key markets. In addition, prolonged uncertainty may lead to tighter credit environments, reduced healthcare spending, delays in tendering and procurement cycles, and heightened pricing pressure from payers and customers. Our ability to offset these impacts through pricing actions, cost efficiencies or supply chain adjustments may be limited, particularly in regulated or highly competitive markets, which could adversely affect our margins and operational performance.

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

Typically, biological therapeutics are extensively protected by innovators and biologic therapeutics have to work around third party intellectual property rights, otherwise known as freedom to operate (“FTO”) aspects. Further, our ability to successfully challenge third party patent rights is dependent on the laws of applicable countries.

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

For example, in October 2023 the U.S. FDA inspected our Biologics facility in Hyderabad, India. In November 2024, the U.S. FDA issued a complete response letter (“CRL”) with additional queries in reference to the ongoing resolution of observations arising from the October 2023 inspection, as well as certain aspects pertaining to our biologics license application (“BLA”) for a biosimilar rituximab. We submitted a deficiency response letter for the CRL in April 2025 and an additional CRL response in February 2026. The BLA is under review, and there is no certainty on timelines as to when the U.S. FDA will ultimately approve our resubmitted BLA, or guarantee of such approval, and we could experience further delays relating to the development of this biosimilar product.

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
More generally,
unless and until an issue,
raised in
a warning letter from the U.S. FDA is resolved to the agency’s satisfaction, they may withhold approvals of new products and new drug applications, issue import alert notices and/or take additional regulatory or legal action. The delay in approvals due to moving to an alternate site or alternate vendor, or the cost incurred in connection with remedial actions, can have significant adverse impacts on ongoing business, financial results and operations. Refer to Note 34 (“Regulatory inspection of facilities”) of our consolidated financial statements for the status of our U.S. FDA inspections. We deal with numerous third-party manufacturers and, despite our oversight, any lapse in their quality practices and quality management systems could lead to similar adverse outcomes in the event of an inspection by the U.S. FDA. or other regulators.

Significant disruptions of information technology systems, breaches of data security or other cyber-attacks could adversely affect our business.

Our business depends on increasingly complex and interconnected information technology (“IT”) systems, including internet-based and cloud platforms, as well as third-party service providers, to support our operations, communications, and data exchange. The size, complexity, and interconnectivity of these systems, combined with our growing reliance on outsourcing and collaboration, increase our exposure to system failures, cybersecurity incidents, and other disruptions. Increased reliance on outsourcing arrangements and cloud-based services requires robust and continuously enhanced security controls to protect against threats to data availability, integrity, confidentiality, and privacy, including the risk of sabotage or unauthorized access. Regulators are increasingly focused on data integrity, cybersecurity, and data privacy requirements, and such requirements are reflected in applicable laws, regulations, and contractual obligations. While we have made significant investments in information security controls and data protection measures, there can be no assurance that our controls, or those of our third-party service providers, will be sufficient to prevent data loss, corruption, or unauthorized access in the event of a cybersecurity incident.

Despite implementing measures designed to assess, monitor, and mitigate such risks, including cybersecurity safeguards, risk assessments, and disaster recovery planning, these measures may not be effective in preventing or detecting all vulnerabilities, particularly as cyber threats continue to evolve and increase in sophistication. Any compromise, disruption, or failure of our IT systems or those of our third-party providers could result in unauthorized access to, loss, theft, or corruption of confidential or sensitive data, including personal data, intellectual property, and material non-public information. Furthermore, in circumstances where our personnel work remotely, reliance on secure remote access technologies may elevate the risk of cybersecurity incidents.

While we maintain cybersecurity insurance as part of our risk mitigation strategy, but there can be no assurance that a policy exclusion will not apply or that our insurance coverage limits will be sufficient to fully recompense us for losses
. Such events could also disrupt critical business processes, including research and development activities, clinical trials, regulatory submissions, manufacturing, supply chain operations, financial reporting, and compliance with legal and regulatory obligations. Additionally, our increasing use of automation and ongoing change management initiatives across key functions, and our reliance on outsourced IT infrastructure and cloud-based services, heighten the risk of operational disruption if such initiatives are not effectively implemented or governed, or if third-party providers fail to deliver services in a timely and secure manner.

Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

If there is delay and/or failure in supplies of materials, services and finished goods from third parties or failure of finished goods from our key manufacturing sites, it may adversely affect our business and results of operations.

In some of our businesses, we rely on third parties for the timely supply of active pharmaceutical ingredients, specified raw materials, equipment, formulation or packaging services and maintenance services, and in some cases, there could be a single source of supply.

Although we actively manage these third-party relationships to ensure continuity of supplies and services on time and to our required specifications, events beyond our control could result in the complete or partial failure of supplies and services or in supplies and services not being delivered on time.

We collaborate with several third-party contract research organizations and contract manufacturing organizations to facilitate the development and commercialization of certain drugs. However, any financial limitations or compliance challenges encountered by these external partners may lead to delays in product launches or cancellation of planned launches. If we experience a shortage in our supply of raw materials, we might be unable to fulfill all of active pharmaceutical ingredients and other raw material needs of our Global Generics segment, which could result in a loss of production capacity for this segment. Moreover, we may continue to be dependent on vendors, strategic partners and alliance partners for supplies of some of our existing products and new generic launches.

Any unanticipated capacity or supply related constraints affecting such vendors, strategic partners or alliance partners can adversely affect our business or results of operations. Our key generics manufacturing sites also may have capacity constraints, and, at times, we may not be able to generate sufficient supplies of finished goods.

Disruption in global trade routes and transportation infrastructure arising from ongoing
conflicts between Russia, Ukraine and in the Middle East
could lead to challenges in supply fulfillment from our contract manufacturing organizations and other key suppliers of API and raw materials. That could impact our operations and delay our ability to manufacture finished dosages.

If we fail to maintain adequate supply of and quality products
,
it
may adversely affect our reputation and business
.

We may experience difficulties, delays and interruptions in the manufacturing and supply of our products for various reasons, including among other reasons:

•	demand that significantly exceeds the forecasted demand, which may lead to supply shortages (this is particularly challenging before the launch of a new product);

•	supply chain disruptions, including those due to natural or man-made disasters at one of our facilities or at a critical supplier or vendor.

•
delays in construction of new facilities or the expansion of existing facilities, including those intended to support future demand for our products (the complexities associated with biosimilar facilities, especially for drug substances, increase the probability of delays).

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

Our results of operations may suffer if our products are not timely developed, approved or successfully commercialized. Certain of our products were impaired during the years ended March 31, 2026, 2025 and 2024. Refer to Note 11 (“Property, plant and equipment”), Note 12 (“Goodwill”) and Note 13 (“Other intangible assets”) of our consolidated financial statements for further details.

We are subject to the U.S. Foreign Corrupt Practices Act, similar anti-bribery laws and other worldwide laws regarding marketing practices, which impose restrictions and may carry substantial penalties.

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

Refer to Note 31 (“Contingencies - Internal Investigation”) of our consolidated financial statements for current internal investigation details.

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

For example, the “Liberation Day” tariffs announced on April 2, 2025 included universal tariffs on imported goods, along with additional “reciprocal” tariffs on dozens of named countries. Although these tariffs include certain pharmaceutical product exemptions, such exemptions were identified by the U.S. administration as potentially temporary and subject to further review.

Any trade policy change, through the implementation of tariffs or otherwise, or uncertainty regarding their implementation or final rates can create a volatile business environment, affecting strategic planning and investment decisions, and may have a material adverse effect on global trade, macroeconomic and geopolitical conditions and the stability of global financial markets.

Tariffs and related trade actions could increase our cost of goods sold, including through higher costs or reduced availability of active pharmaceutical ingredients, packaging components and other raw materials.

These factors, individually or collectively, could adversely affect our business, financial condition, results of operations and cash flows.

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

The May 12, 2025 executive order also calls on the Secretary of Commerce and the U.S. Trade Representative to address foreign pricing practices that may harm U.S. interests, including suppressing drug prices abroad and shifting the global research burden to American consumers. Additionally, the order directs HHS to support direct-to-consumer sales at MFN prices, seeking to bypass intermediaries in the current U.S. drug supply chain. We cannot predict the ultimate effect of this executive order on our business, but this could adversely affect our product prices and profit margins, and thereby our operations, revenues and profits. The executive order may also face lawsuits challenging the enforceability of certain of its terms, the outcome of which is inherently uncertain. As the implementation of this executive order evolves, we will continue to assess its impact on us.

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

For example, in the United States, Congress passed the Inflation Reduction Act of 2022 (the “IRA”), which makes significant changes to how drugs are covered and paid for under the Medicare program, including the creation of new rebates and financial penalties for drugs (including single-source generics)
whose prices rise faster than the rate of inflation, redesign of the Medicare Part D program to require manufacturers to bear more of the liability for certain drug benefits, and government price-setting for certain Medicare Part D drugs, starting in 2025, and Medicare Part B drugs starting in 2028. The long-term implications of the IRA remain uncertain and we are continuing to evaluate this law and its impact on our business.

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

These pressures are particularly strong given the persistently weak economic and financial environment in many countries and the increasing demand for healthcare resulting from the aging of the global population and associated increases in non-communicable diseases. These pressures are further compounded by consolidation among distributors, retailers, private insurers, managed care organizations and other private payors, which can increase their negotiating power. For example, there are three large Group Purchasing Organizations that account for a substantial majority of generics purchases in the United States in 2025. In addition, these pressures are augmented by intense publicity regarding the pricing of pharmaceuticals by our competitors, as well as government investigations and legal proceedings regarding pharmaceutical pricing practices. Refer to Note 31 (“Contingencies”) of our consolidated financial statements for current investigations and legal proceedings. In many countries in which we currently operate, pharmaceutical prices are increasingly subject to regulation.

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

A limited number of products may account for a significant portion of our revenues, and declines in demand, pricing or related inventory adjustments for such products could adversely affect our results.

Sales of a relatively small number of products may at times represent a significant portion of our net revenues, gross profit and/or net earnings in certain markets. Any reduction in the volume or pricing of these products, delays in regulatory approvals for new or replacement products, or increased competition could have a material adverse effect on our business, financial position and results of operations. In addition, consistent with industry practice, we may provide shelf stock or other inventory-related adjustments to customers in connection with product price reductions. The magnitude and timing of such adjustments are inherently uncertain and depend on factors beyond our control, including competitive pricing dynamics, new product launches and customer inventory levels. If actual adjustments differ from our estimates, or if significant price erosion occurs, our revenues, margins, profits and cash flows may be adversely affected.

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

More recently, in India, the Digital Personal Data Protection Act of India (the “DPDP Act”) and the related Digital Personal Data Protection Rules, 2025 (“DPDP Rules”) puts several obligations on ‘data fiduciaries’ which process digital personal data collected in India or processed in connection with offering goods and services to individuals in India. As per the DPDP Act, penalties levied for data breaches can be up to INR 2.5 billion. Under the DPDP Rules, ‘data fiduciaries’ have been given a timeline of up to 18 months (i.e., until May 2027) to comply.

Other countries in which we do business have, or are developing, or strengthening data protection laws that may affect our business or require us to adapt our technologies and organizational measures.

Also, data localization requirements and enforcement in certain countries (including Russia, some countries of the former soviet union, and China), as well as the European Union’s restrictions related to cross-border transfer of personal data to third countries, further limits the ease of transfer of personal data from such countries to the rest of the world.

Evolving third-party relationships beyond the traditional vendor/supplier model and the increased use of digital solutions and medical devices, including those utilizing emerging technologies such as artificial intelligence (“AI”), pose new privacy, and security challenges. These will require constant monitoring of new guidelines and regulations (e.g. the EU AI act) around the world, such as the EU AI Act
(Regulation (EU) 2024/1689 laying down harmonized rules on artificial intelligence), as well as a need for us to assess and upgrade our capabilities in these areas.

The burdensome and often conflicting requirements under these various Data Protection laws as well as emerging AI laws and guidelines, require us to allocate increasingly greater resources towards ensuring compliance with them. Among other things, there is significant additional cost associated with the development, implementation and maintenance of upgrades to our information technology systems, as well as ongoing monitoring and governance efforts.

If we fail to comply with environmental laws and regulations, or face environmental litigation, our costs may increase, or our revenues may decrease.

We may incur substantial costs complying with requirements of environmental laws and regulations. In addition, we may discover currently unknown environmental problems or conditions. In all countries where we have production facilities, we are subject to significant environmental laws and regulations that govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from our operations. In the normal course of our business, we are exposed to risks relating to possible releases of hazardous substances into the environment, which could cause environmental or property damage or personal injuries, and that could require remediation of contaminated soil and groundwater, which could cause us to incur substantial remediation costs that could adversely affect our consolidated financial position, results of operations or liquidity. Refer to Note 31 (“Contingencies - Environmental matters”) of our consolidated financial statements for further details on current environmental matters.

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

At times we seek approval to market generic products before the expiration of patents for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, we might be involved in patent litigation, the outcome of which could materially adversely affect our business. Based upon a complex analysis of a variety of legal and commercial factors, we may elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent we elect to proceed in this manner, if the final court decision is adverse to us, we could be required to cease the sale of the infringing products and face substantial liability for patent infringement. These damages may be significant as they may be measured by lost profits of the patent holder, a royalty on our sales or by such damages as may be awarded by the court as a result of final litigation outcome. Because of the discount pricing typically involved with generic pharmaceutical products, patented brand products generally realize a significantly higher profit margin than generic pharmaceutical products and, as a result, a lost profits damages award may exceed the profits we earned on a generic product. Refer to Note 31 (“Contingencies”) for further details on our current product and patent related litigations.

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

California passed the Preserving Access to Affordable Drugs (AB-824), legislation that could adversely impact our ability to settle patent litigations. The law, which took effect on January 1, 2020, creates a presumption that a patent settlement has anti-competitive effects, and thus violates California's state antitrust law, if it provides for the generic pharmaceutical company to receive “anything of value” from the branded pharmaceutical company and if the generic pharmaceutical company agrees to delay the launch of a generic product for any period of time. The law specifically identifies exclusive licenses and agreements by the branded pharmaceutical company “not to launch an authorized generic version” of its branded product as things of value that would trigger the presumption. Such presumption may make it more difficult to negotiate settlement agreements which are subject to this law.

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

OTHER RISKS GENERALLY APPLICABLE TO OUR INDUSTRY OR THE GEOGRAPHIES IN WHICH WE OPERATE

With an increased focus from key stakeholders on climate-related and other sustainability disclosures, an inadequate performance and management of sustainability topics could adversely affect our business.

As sustainability continues to gain significance with governments, companies and investors, there have been multiple shifts in the global sustainability regulatory and reporting landscape, along with changing stakeholder expectations. Disclosure requirements are becoming more complex with constantly evolving and newly emerging sustainability reporting regulations, and mandatory and voluntary frameworks such as the Corporate Sustainability Reporting Directive (CSRD) and International Sustainability Standards Board (ISSB) sustainability disclosure standards. There is little or no standardization across methodologies and a shift in compliance timelines. Many voluntary disclosures on human rights-related or climate-related issues and topics are expected due to their growing global significance and need for urgent solutions. As we engage in voluntary reporting and prepare for compliance with mandatory standards, we face greater pressure to ensure the accuracy, reliability, and verifiability of our sustainability data, requiring strong internal controls and processes to internally and externally assure, and deliver timely reporting to our stakeholders.

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

We are an integrated pharmaceutical company operating in multiple geographies such as India, Mexico, and the United Kingdom. Several of our operations can be exposed to different climate-related regulations. In addition, current or emerging laws or regulations intended to limit greenhouse gas emissions or water usage, such as carbon pricing, taxes on emissions, fuel and energy, or to mitigate the impacts of climate change may become more prevalent, which could increase our operating costs and the costs charged by suppliers. These events could have a material adverse effect on our business. Our customers conduct audits on a continual basis on matters related to sustainability including climate change adaptation and mitigation. Inadequate management of environmental resources could lead to loss of revenue, higher operational costs, and incidents that could harm our communities and the environment, leading to financial and reputational implications. Moving to new, more sustainable solutions for resource conservation may require increased capital expenditure.

We are subject to various laws and regulations concerning, among other things: employee safety; product safety; the handling, transportation, storage, use and disposal of chemicals; and the discharge of regulated materials and pollutants into the environment. Failure to adapt to or comply with existing or new regulatory requirements, or investor or stakeholder expectations and standards, on these sustainability matters could negatively impact our reputation or harm our business.
Our suppliers, business partners, or other stakeholders are subject to similar expectations, which may augment or create additional risks.

We have set ambitious strategic sustainability goals in line with our vision, and our targets, stated strategy, and the ability to achieve our goals are based on assumptions that are subject to change in the future. Meeting our access to medicines goals involves navigating complex factors such as government regulations, socioeconomic factors, the availability, quality, and increasing costs of medicines, healthcare expenditures etc., and may impact our ability to deliver affordable and innovative treatment to patients. This year we have set an ambitious goal of achieving net zero emissions by fiscal year 2045, in addition to our targets on carbon neutrality and renewable energy. Achieving these goals is dependent on multiple external factors, including the pace of deployment of renewable energy, intermittency and variability, storage capacity and infrastructure challenges, technical challenges and the cost of carbon offsets. These factors may impact our ability to meet our goals or meet them within our stated timelines, including heightened stakeholder expectations, and our reputation may be harmed.

In recent years, in addition to financial results, companies are increasingly being judged by their sustainability practices. Several global and national organizations including sustainability rating agencies, research analysts, and disclosure and standards organizations evaluate our work through in-depth analyses of our sustainability efforts. These include reviews of our publicly available documents, and independent quantitative and qualitative assessments, often involving discussions with our management and employees. The results of these ratings are publicly and widely available.

Investor sentiment is also driven by global shifts, the political climate, and international policies.
Considering the fast pace of change of external expectations and regulations, there can be no certainty that we will manage such issues successfully, that the sustainability
standards we currently use to measure our performance against will remain the same, or that we will successfully meet society or investors’ expectations.
An inability to manage investor sentiment or conflicting stakeholder expectations may lead to audits, other enforcement action or liabilities and reputational damage.

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

Labor laws may restrict our human resource policies and impact our ability to react swiftly to the needs of our business. As of March 31, 2026, approximately 1.6% of our employees belonged to various labor unions. If we experience problems with our labor unions, that may adversely affect our production capacity and our overall results and operations.

The Code on Social Security, 2020 and other new labor codes have been recently enacted in India, and the corresponding rules have been issued; however, the implementation of these codes remains subject to evolving regulatory guidance, including state-level rulemaking, interpretational uncertainties, and phased enforcement mechanisms. As a result, the full impact of these changes on our operations, compliance obligations, employee costs and administrative processes remains uncertain.

Refer to Note 26 (“Employee benefits”) of our consolidated financial statements for a discussion of the impacts of these new labor codes in India.

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

We operate in various countries, and changes in tax rate or tax laws of countries in which we have significant operations could result in a material impact on our tax liabilities and tax charges, resulting in either an increase or a reduction in financial results depending upon the nature of the change. There may be changes in tax rates in a few countries due to initiatives such as the Pillar Two Inclusive Framework on the Base Erosion and Profit Shifting (“BEPS”) project undertaken by the Organization for Economic Cooperation and Development (“OECD”), which seeks to establish a global minimum tax rate of 15%. Currently, numerous countries are drafting or have enacted legislation to implement Pillar Two rules with some effective dates as early as January 1, 2024. Tax and compliance costs are expected to be increased by the adoption of Pillar Two regulations in these countries. We continue to monitor developments in OECD guidance and the enactment and implementation of Pillar Two legislation across various jurisdictions and its impact.

In July 2025, the
One Big Beautiful Bill Act (“OBBBA”) was signed into law in the United States, introducing significant changes to U.S. corporate tax rules. The OBBBA includes provisions affecting the deductibility of interest expense for U.S. federal tax purposes, the treatment of research and development costs and other depreciable property, among other changes to U.S. corporate tax law. Although the OBBBA did not have a material effect on our consolidated financial statements for the year ended March 31, 2026, future interpretations, regulatory guidance, or changes in our business operations could result in increased tax liabilities, reduced deductions, or other adverse effects on our effective tax rate and financial condition.

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

The increasing adoption of AI and generative AI technologies subjects us to evolving operational, regulatory, and competitive risks.

Given the relatively recent development of
artificial intelligence
(“
AI
”)
and generative AI and its rapidly evolving nature, new risks and opportunities continue to emerge. AI and generative AI present opportunities to analy
z
e data, improve performance and productivity and generate business growth, but also pose inherent risks. These include, among others:

•	AI systems may produce inaccurate, biased, or fabricated outputs that may not be readily detectable, potentially leading to flawed decisions or adverse outcomes in operational or regulatory contexts

•	AI technologies are increasingly being leveraged to conduct more sophisticated cyber-attacks, and AI systems themselves may be vulnerable to adversarial manipulation or unauthorized data extraction

•
The use of AI tools could inadvertently lead to disclosure of confidential or proprietary information or raise concerns regarding infringement of third-party intellectual property rights. AI applications involving personal data may implicate data protection laws across multiple jurisdictions in which we operate.

•
The legal and regulatory landscape governing AI is rapidly evolving. Compliance with new or changing AI-related laws and regulations may impose significant costs, require modifications to our AI applications, or limit our ability to deploy certain AI technologies. The use of AI in GxP-regulated environments may attract additional scrutiny related to validation, explainability, and change control; and

•
If we are unable to develop or scale AI capabilities as effectively as our competitors, or if competitors secure superior AI models or technology partnerships, we could face a loss of competitive advantage.

We have adopted internal governance standards for the responsible use of AI, including evaluation of use cases and their risk-benefit profiles prior to deployment. However, no assurance can be provided that such measures will identify or mitigate all risks associated with AI technologies.

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India, and a significant part of our infrastructure and other assets are located in India. In addition, a portion of our total revenues for the year ended March 31, 2026 continued to be derived from sales in India. As a result, the following additional risk factors apply that are not specific to our company or industry.

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

Our full time executive directors and members of their immediate families, in the aggregate, beneficially owned 26.63% of our issued shares as of
March 31, 2026
. As a result, these people, acting in concert, are likely to have the ability to exercise significant influence over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant influence by these directors and their family members could delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. As a result, the value of the equity shares and/or ADSs of our minority shareholders may be adversely affected or our minority shareholders might be deprived of a potential opportunity to sell their equity shares and/or ADSs at a premium.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A.
History and development of the Company

Dr. Reddy’s Laboratories Limited was incorporated in India under the Companies Act, 1956, by its promoter and our former Chairman, the late Dr. K. Anji Reddy, as a Private Limited Company on February 24, 1984, with the objective of developing and supplying high‑quality pharmaceutical products at affordable prices. Our equity shares have been listed on the BSE Limited and the National Stock Exchange of India Limited since December 6, 1985. Our American Depositary Shares have been listed on the New York Stock Exchange since April 11, 2001 and have a secondary listing on NSE International Exchange (NSE IFSC) in GIFT City, India, since December 9, 2020. We are registered with the Registrar of Companies, Hyderabad, Telangana, India as Company Identification No. L85195TG1984PLC004507. Our registered office is situated at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India and the telephone number of our registered office is +91-40-49002900. Our registered agent in the United States is Dr. Reddy’s Laboratories, Inc., 600 College Road East, Princeton, New Jersey 08540.  Our corporate website is
https://www.drreddys.com
.

Over the last few years, we have strengthened our core generics business while expanding into consumer healthcare and biosimilars through a mix of internal development, partnerships and selective acquisitions. We have continued to invest in scientific, manufacturing and regulatory capabilities to support a portfolio that includes generics, biosimilars, branded formulations, over‑the‑counter products and consumer healthcare. We have focused on strengthening its core business while selectively expanding into adjacent growth platforms.

The global generics business has remained the largest contributor to revenues, with increased focus on complex products, injectables and specialty molecules, particularly in regulated markets such as the United States and Europe. At the same time, we have expanded our presence in biosimilars, primarily through development and commercialization partnerships.

The SEC maintains an Internet website (at www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. This annual report on Form 20-F and other information filed by us with or furnished by us to the SEC can be accessed via such website. Certain (but not all) of such materials are also available on our website, at
www.drreddys.com
, as soon as reasonably practicable after having been electronically filed with or furnished to the SEC. Information contained in our website,
www.drreddys.co
m, is not part of this annual report on Form 20-F and no portion of such information is incorporated herein or any other materials filed with or furnished to the SEC.

Key business developments:

•
We completed the acquisition of Haleon
UK Enterprises Limited
’s global nicotine replacement therapy (“NRT”) business outside the United States through the purchase of Northstar Switzerland SARL in September 2024. The acquired portfolio includes established consumer healthcare brands such as Nicotinell, Nicabate and related products across multiple geographies. This transaction represents a key step in building a global consumer healthcare and OTC platform, with integration planned in a phased manner. Refer to Note 35.B to the Consolidated Financial Statements for additional details on this acquisition.

•
We entered into an agreement with Nestlé Health Science India to commercialize nutritional and wellness products in India. This partnership provides access to complementary capabilities and supports our strategy to expand in consumer‑oriented health and nutrition categories. Refer to Note 35.A to the Consolidated Financial Statements for additional details on this partnership.

•
We have expanded our participation in biosimilars
primarily through development and commercialization partnerships, , such as our 2024 partnership with Alvotech for the commercialization of a biosimilar candidate to Prolia® and Xgeva® (denosumab) in the United States and Europe, and our 2025 partnership with Shanghai Henlius Biotech, Inc. for the commercialization of the biosimilar product, ‘daratumumab biosimilar HLX15' in the United States and Europe. This approach allows us to enter complex and higher‑value categories while managing development risk and capital intensity.

Principal capital expenditures

We made capital expenditures of Rs. 36,715 million, Rs. 33,154 million and Rs. 26,350 million during the years ended March 31, 2026, 2025 and 2024, respectively. These expenditures are intended primarily for manufacturing facilities, research and development facilities and other fixed assets.

As of March 31, 2026, we had contractual capital commitments of Rs. 9,716 million, primarily relating to capacity creation in support of our business strategy
which is expected to be incurred over the next twelve months
. We expect to fund these commitments and our planned capital expenditures through internal operating cash flows and existing investments.
Actual capital expenditures may vary based on business conditions and execution timelines.

4.B.
Business overview

Established in 1984, we are an integrated global pharmaceutical company committed to accelerating access to
affordable and innovative medicines. Our reportable operating segments are as follows:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients (“PSAI”); and

•	Others.

Global Generics.
This segment consists of our business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of our biologics business, and the portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy acquired from Haleon UK Enterprises Limited (the “NRT Business”).

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

OUR STRATEGY

Our strategy is anchored in our purpose of “Good Health
Can’t Wait” which guides our efforts to accelerate access to affordable and innovative medicines. Rising health care costs globally have placed many medicines beyond the reach of millions of patients. As a global generic pharmaceutical company, we consider it our responsibility to help address this challenge by providing cost‑effective alternatives to high‑priced medicines and enabling patients worldwide to better manage their health outcomes.

Our Promises and Core Tenets:

We deliver on our purpose through the following commitments to customers and partners:

•	to bring expensive medicines within reach;

•	to address unmet patient needs;

•	to help patients manage disease better;

•	to work with partners to help them succeed; and

•	to enable our partners to ensure that our products are available where needed.

Our Product and Service Offerings

Global Generics
: We seek to improve access to affordable medicines through a broad portfolio of small‑ and large‑molecule generics, complemented by consumer healthcare and selected innovative products.

•
Branded and Unbranded Generics:
We develop, manufacture, and market high‑quality generic medicines at affordable prices, with a focus on credible brands, first‑to‑market launches, and differentiated offerings. Our vertically integrated operations support quality and supply reliability, supplemented by strategic partnerships in markets where we do not have direct commercial presence.

•
Biosimilars:
We aim to expand global access to biosimilars through our integrated capabilities across development, manufacturing, and commercialization, supported by strategic collaborations. Following launches in India and other emerging markets, we have expanded into highly regulated markets
.

•	Consumer Healthcare: We offer differentiated, science‑based and clinically supported consumer healthcare products to improve health outcomes and quality of life.

•
Innovation:
We focus on unserved, underserved, or unarticulated patient needs by leveraging our capabilities across new chemical entities (“NCEs”)/ new biological entities (“NBEs”) as well as cell and gene therapies (“CGT”).

Pharmaceutical Services and Active Ingredients (“PSAI”)
: Our PSAI segment includes our
active pharmaceutical ingredients (“API”) business and our pharmaceutical services business. Through both these businesses, we aim to offer technologically advanced products and integrated customized services, for internal consumption as well as external customers.

•	API: Our API portfolio comprises complex, differentiated, high‑quality and cost‑competitive products backed by strong chemistry and synthesis capabilities.

•	Pharmaceutical Services: We provide niche service capabilities, technology platforms, and competitive cost structures to innovator and biotechnology companies.

Others
: This segment includes other businesses, including our wholly owned subsidiary Aurigene Oncology Limited (“AOL”) and our Proprietary Products business. AOL focuses on discovery and early‑stage clinical development of novel therapies for cancer and inflammatory diseases. The Proprietary Products business commercializes differentiated formulations through partnerships.

We continue to strengthen our core generics businesses while building future growth drivers to address unmet patient needs across the illness‑to‑wellness spectrum.

Operating priorities

To drive value across operations, we continue to focus on:

•	Safety: We integrate safety practices across our operations and are committed to maintaining safe work environments through ongoing improvements in infrastructure, work practices, and behaviors.

•
Quality:
We maintain robust quality systems across our development and manufacturing operations and embed Quality by Design principles to ensure the highest standards of safety, quality, and efficacy while minimizing process risks.

•	Productivity: We pursue continuous improvement to enhance efficiency, cost competitiveness, and responsiveness, supported by a culture of innovation and disciplined waste elimination.

•
Leadership Development:
We build leadership capability through structured development programs, maintain a strong culture of integrity and transparency, and leverage our global expertise to create value for stakeholders.

Pillars of our growth Strategy

Our growth strategy is designed to expand our reach and impact and is built on three pillars:

•
Market leadership in our chosen spaces:
We seek to increase first‑to‑market launches, develop complex and differentiated products, enhance access to innovative offerings, and deepen market presence through new go‑to‑market channels. Our value proposition is supported by cost leadership, backward integration, reliable customer service, and a strong compliance track record.

•
Operational excellence and continuous improvement:
We aim to continuously optimize productivity and resource utilization to accelerate product launches, improve cost competitiveness, and respond more effectively to customer needs.

•
Patient focused innovation:
We strive to build a portfolio of innovative and differentiated products in selected areas to address unmet patient needs and to while strengthening our consumer health focus to broaden the continuum from treatment to prevention and overall well‑being.

These pillars are underpinned by our sustainability agenda, focused on environmental stewardship, access and affordability, social inclusion, and strengthening stakeholder trust.

Refer to our Sustainability disclosures available on our website for more detailed information regarding our environmental goals and activities. Nothing on our website or any section thereof shall be deemed incorporated by reference into this Annual Report on Form 20-F or any other filing with the U.S. Securities and Exchange Commission.

OUR PRINCIPAL AREAS OF OPERATIONS

The following table shows our revenues and the percentage of total revenues of our business segments for the years ended March 31, 2026, 2025 and 2024, respectively:

	For the year ended March 31,
Segment	2026					2025			2024
	(Rs. in million, U.S.$ in million)
Global Generics	U.S.$	3,189	Rs.	299,033	89%	Rs.	289,552	89%	Rs.	245,453	88%
PSAI		368		34,773	10%		33,846	10%		29,801	11%
Others		23		2,127	1%		2,137	1%		3,910	1%
Total Revenue	U.S.$	3,580	Rs.	335,933	100%	Rs.	325,535	100%	Rs.	279,164	100%

Revenues by country and by therapeutic area for the years ended March 31, 2026, 2025 and 2024 are discussed in Note 5 (“Segment Reporting”) to our consolidated financial statements.

Global Generics Segment

Revenues from our Global Generics segment were Rs.299,033 million for the year ended March 31, 2026, an increase of 3% as compared to Rs.289,552 million for the year ended March 31, 2025. The increase was in three of four business geographies of this segment: Europe (which also includes the “NRT Business”), “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, Vietnam, China, and Colombia), and India. The foregoing were partially offset by a decline in revenues from North America (the United States and Canada).

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

India

During the year ended March 31, 2026, India accounted for 21% of our total Global Generics segment sales. In India, our key therapeutic categories include gastro-intestinal, cardiovascular and anti-diabetic, dermatology, oncology, respiratory, stomatology, urology, nephrology, vaccines, vitamins & minerals and pain management.

As of March 31, 2026, we had a total of 530 branded products in India. Our top ten branded products together accounted for 22% of our revenues in India in the year ended March 31, 2026. According to IQVIA, a provider of market research to the pharmaceutical industry, in its moving annual total report for the twelve-month period ended March 31, 2026, our secondary sales in India grew by 12.1%. In comparison, the Indian pharmaceutical market experienced growth of 9.9% during such period. Strategic Marketing Solutions and Research Center Private Limited (“SMSRC”), a prescription market research firm, in its report measuring pharmaceutical prescriptions in India for the twelve-month period ended February 2026, ranked us 9 th
in terms of the number of prescriptions generated in India during such period.

Sales, marketing and distribution network

We generate demand for our products through our ~10,000 sales representatives (which include representatives engaged by us on a contract basis through a service provider) and frontline managers, who frequently visit doctors to detail our related product portfolio. They also visit various pharmacies to ensure that our brands are adequately stocked.

We sell our products primarily through clearing and forwarding agents to approximately 6,500 wholesalers who decide which brands to buy based on demand. The wholesalers pay for our products within an agreed credit period and in turn sell these products to retailers. Our clearing and forwarding agents are responsible for transporting our products to the wholesalers. We pay our clearing and forwarding agents on a commission basis. We have insurance policies that cover our products during shipment and storage at clearing and forwarding locations.

Competition

We compete with different companies in the Indian formulations market, depending upon therapeutic and product categories and, within each category, upon dosage strengths and drug delivery. On the basis of sales, we were the 10 th
largest pharmaceutical company in India, with a market share of 3.2%, according to IQVIA in its moving annual total report for the twelve-month period ended March 31, 2026.

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

Government regulations

T
he
m
a
nuf
a
c
t
ur
i
ng
a
nd
m
a
r
k
e
t
i
ng
of drug
s
,
d
rug
pro
d
u
c
t
s
a
nd
c
o
s
m
e
t
i
c
s
i
n Ind
i
a
i
s
go
v
e
rn
e
d
by
m
a
n
y
s
t
a
t
u
t
e
s
,
r
e
gu
l
a
t
i
ons
a
nd gu
i
d
e
l
i
n
e
s
,
i
n
c
l
u
d
i
ng
but
n
ot
l
i
m
i
t
e
d
t
o
t
he fo
l
l
o
w
i
ng:

•	T he D rugs a nd Co s m e t i c s A c t , 1940 a nd t he D ru g s a nd C o s m e t i c s R u l e s , 1945;
•	T he D rugs a nd M a g i c R e m e d i e s ( O b j e ct i on a b l e A d v e r t i s e me n t s ) A ct , 1954;
•	T he N a r c o t i c D rugs a nd Ps y c h o t ro p i c S ub s t a n c e s A c t , 1985;
•	T he D rugs ( P r i c e Con t ro l ) O rd e r, 19 9 5 and 2013, r e a d i n c o n j un c t i on w it h t he E ss e n t i a l Co mm od i t i e s A c t , 19 5 5;
•	T he National Pharmaceuticals Pricing Policy, 2012; and
•	Uniform Code for Pharmaceutical Marketing Practices, 2024.

From time to time, any change in regulatory requirements in the key geographies in which we operate might require us, along with the rest of the industry, to make necessary corresponding changes in our approach. For example, compliance with India’s Uniform Code for Pharmaceutical Marketing Practices (“UCPMP”) was changed from voluntary to mandatory in March 2024.

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

These statutes, regulations and guidelines govern the manufacturing, testing, packaging, labeling, storing, record‑keeping, safety, approval, pricing, advertising, promotion, sale and distribution of pharmaceutical products.

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

On March 22, 2005, the Government of India passed the Patents (Amendment) Bill, 2005 (the “2005 Amendment”), introducing a product patent regime for food, chemicals and pharmaceuticals in India. The 2005 Amendment specifically provides that new medicines (patentability of which is not specifically excluded) for which a patent has been applied for in India on or after January 1, 1995 and for which a patent is granted cannot be manufactured or sold in India by anyone other than the patent holder and its assignees and licensees. T his has reduced new product introductions by Indian pharmaceutical companies engaged in generic formulations and APIs.
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

On March 12, 2016, the Department of Health and Family Welfare under the Ministry of Health and Family Welfare of Government of India banned 344 fixed dose combination drugs (i.e., two or more active drugs combined in a fixed ratio into a single dosage). Subsequent reviews resulted in a ban of 328 fixed dose combination drugs in September 2018. The impact of this ban was negligible on our revenues.

On February 27, 2019, the NPPA brought 42 non-scheduled anti-cancer medications under price control by capping their trade margin (the difference between the price at which the manufacturers sell the medicines to distributors and the price paid by the end user) at 30%. This had no material financial impact on our revenues.

In November 2022, the Government of India issued the Drug (Prices Control) Amendment Order 2013, revising ceiling prices which reduced the maximum retail prices for various formulations listed in the DPCO.

From time to time (most recently on March 31, 2026), the NPPA has announced an upward revision in the maximum prices of various drugs, as a result of positive inflation as measured by India’s Wholesale Price Index.

Such ongoing price control changes, product bans and other changes can disrupt the Indian branded pharmaceutical market and negatively impact the revenues and profitability of our Indian business and our company.

Russia and other Countries of the former Soviet Union and Romania

Russia

Russia accounted for 12% of our Global Generics segment’s revenues in the year ended March 31, 2026. IQVIA ranked us 14 th
in retail sales in Russia, with a market share of 1.8% for the twelve months ended March 31, 2026.

According to IQVIA, as per its moving annual total report for the twelve months ended March 31, 2026, our sales value increased by 11.1% and our sales volume increased by 4.4% for such period, as compared to the Russian pharmaceutical market value growth of 13.1% for such period. The Russian pharmaceutical market’s volume also increased by 0.7% for such period. We were the top ranked Indian pharmaceutical company in Russia for such period.

Our top five brands, Nise
®
, Omez
®
, Femibion
®
, Ibuclin
®
and Nasivin
®
accounted for 48.3% of our retail sales in Russia for the 12 months ended March 31, 2026, according to IQVIA data. Nise
®
(pain management product, including systemic and topical form), Omez
®
(an anti-ulcerant product), Femibion
®
(vitamins for pregnant women), Ibuclin
®
(for cold and flu) and Nasivin
®
(for cold and flu) were ranked as the 35
th
, 58
th
, 145
h
, 72
rd
and 106
th
best-selling formulation brands, respectively, in the Russian market by IQVIA in its retail segment report for the moving twelve months ended March 31, 2026. (Note that Nasivin
®
and Femibion
®
are distributed and promoted by us under a licensing agreement and the brand is owned by the licensor). Our strategy in Russia is to focus on the gastro-intestinal, pain management, cough and cold, allergy and oncology therapeutic areas. Our focus is on building leading brands in these therapeutic areas in prescription, over-the-counter and hospital sales.

Our Global Generics segment’s revenues measured in Indian rupees, in Russia increased by 34% during the year ended March 31, 2026 as compared to the year ended March 31, 2025.
In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues in
creased by
15
% for the year ended March 31, 2026 as compared to the year ended March 31, 202
5
.
This
revenue increase
was supported by higher volumes (4%), new products (4%) and higher prices (7%).
All significantly promoted brands (excluding certain products with production delay issues) showed double-digit growth.

Impact on our operations due to the military conflict between Russia and Ukraine

We operate in Russia through our subsidiary Dr. Reddy’s Laboratories LLC, Russia with an employee headcount of 937.

Since the beginning of the military conflict between Russia and Ukraine, we are continuously monitoring emerging risks in the areas of safety of employees, supply chain disruption, repatriation of funds and information technology, including cyber security related risks.

Other Countries of the former Soviet Union and Romania

We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus, Uzbekistan and Romania. For the year ended March 31, 2026, revenues from these countries accounted for 2% of our total Global Generics segment’s revenues. Due to the military conflict between Russia and Ukraine, there has been an imposition of martial law in Ukraine. Our business in Ukraine has been marginally impacted and currently the operations are being continued with flexible schedules. All employees have been relocated to safer locations and continue to fulfill their responsibilities in hybrid format depending on local safety consideration. We continue to ensure availability of our products in these markets. Management continues to monitor the current evolving situation and respond accordingly.

Sales, marketing and distribution network

Our marketing and promotion efforts in our Russia market is driven by a team of 583 medical representatives and 71 managers to detail our products to doctors in 70 cities in Russia. Our commercial team consists of 17 key account managers  and is focused on establishing a network of relationships with key pharmacy chains. Our Russia hospital division has 19 hospital specialists focused on expanding our presence in hospitals.

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

Competition

Our principal competitors in the Russian market include Berlin-Chemie/Menarini Pharma GmbH, KRKA Pharma Limited, Teva Pharmaceutical Industries Limited, Lek-Sandoz Pharmaceuticals and Zao Ranbaxy (an affiliate of Sun Pharmaceutical Industries Limited).

Government regulations

Russia

Government Policies on Healthcare and Pharmaceutical Industry Development

The Russian healthcare and pharmaceutical sectors are subject to extensive government regulation, including significant state involvement through industrial policy, price controls and market access restrictions.

The Russian government has implemented policies and programs aimed at supporting the domestic pharmaceutical industry and reducing reliance on imported medicines. These initiatives emphasize localization of production, expansion of domestic manufacturing capacity, and increased availability of medicines produced within the Russian Federation.

Current policy priorities continue to support local pharmaceutical manufacturing, including development of full-cycle production of strategically important medicines and expansion of export capabilities. Broader industrial development programs further promote technological advancement, financial support measures for domestic manufacturers, and modernization of infrastructure, including laboratory and research facilities.

In addition, national healthcare programs establish priorities for improving access to medical care, increasing life expectancy, and expanding preventive healthcare measures. In this context, the government has adopted strategies to strengthen certain therapeutic areas, including immunization, through measures such as localization of vaccine production, expansion of vaccination coverage, and enhancement of pharmacovigilance systems.

These regulatory frameworks form the overall operating environment for pharmaceutical companies in Russia and may influence strategic decisions related to manufacturing footprint, supply chain structure, and participation in the healthcare system.

State price regulation of Medicines

Prices for certain drugs categorized as “essential”, based on a list of “Essential and Vital Drugs” (also known as the “ZhNVLP”) are subject to state regulation. A reference pricing regime has been in force since 2010, under which maximum ex
‑
factory prices must be registered with, and approved by, the federal authorities.

Federal Law No. 134
‑
FZ requires registration and periodic re
‑
registration of maximum prices for reference medicines, with automatic price reductions applied to generics and biosimilars through established coefficients. In April 2025, the Russian Government adopted Resolution No. 462, introducing procedural updates including electronic submissions and revised administrative timelines. The resolution will apply from September 1, 2025 through September 1, 2031.

The ZhNVLP list is updated annually by the Government and plays a critical role in price regulation, reimbursement eligibility and access to public procurement.

Restrictions on foreign medicines and Public Procurement

Russian public procurement policy favors domestically manufactured medicines. Measures supporting import substitution have been implemented since 2015, including restrictions on access of foreign medicines to state tenders where sufficient local alternatives exist.

Since January 1, 2025, a strengthened procurement rule (“second excessive participant” rule) applies under Government Decree No. 1875. Under this rule, if at least one Russian
‑
origin product is admitted to a procurement tender, bids offering foreign
‑
origin products are excluded regardless of price or technical characteristics. These measures may limit market access for foreign manufacturers and adversely affect competitive dynamics.

Interactions with healthcare professionals

Interactions between pharmaceutical companies and healthcare professionals are strictly regulated under Federal Law No. 323
‑
FZ and Federal Law No. 61
‑
FZ. The regulatory framework prohibits, among other things, improper inducements, gifts, promotional payments, misleading information and individual promotional contacts outside permitted formats.

Healthcare professionals are required to disclose conflicts of interest, and pharmaceutical companies must comply with transparency and reporting obligations related to sponsored scientific and educational events. Violations may result in administrative or other liability, including under anti
‑
corruption provisions.

Prescribing of medicines is generally required to be performed by international non
‑
proprietary name (“INN”), subject to limited exceptions.

Eurasian Economic Union (EAEU) Regulation

Russia is a member of the Eurasian Economic Union (“EAEU”), which has established a common regulatory framework for the circulation of medicinal products. Since 2021, registration of new medicinal products in Russia must generally be conducted under EAEU procedures.

National registrations remain valid until expiration but no later than December 31, 2025. Legislative amendments adopted in 2024 further harmonized Russian law with EAEU rules, including data exclusivity protection for reference products and restrictions on the timing of generic and biosimilar applications.

Serialization and Product Traceability

Russia operates a mandatory track
‑
and
‑
trace system for medicines (“MDLP” or “Chestny ZNAK”), requiring serialization and reporting across the supply chain. Mandatory labeling applies to prescription and over
‑
the
‑
counter medicines, as well as to selected categories of food supplements (from October 2023) and cosmetics (from October 2025). Non
‑
compliance may result in administrative sanctions and restrictions on circulation.

Antimonopoly compliance in Russia

Russian antimonopoly law provides for voluntary internal antimonopoly compliance systems. Adoption and proper implementation of such systems may serve as a mitigating factor in enforcement proceedings. While voluntary, antimonopoly compliance has become an important component of regulatory risk management for companies operating in Russia.

E-Commerce for Medical Products

Online retail sale of over
‑
the
‑
counter medicines is permitted in Russia. Remote sale of prescription medicines is allowed only in limited circumstances and subject to regulatory approvals. E
‑
commerce activities remain subject to licensing, pharmacovigilance and reporting requirements, and the regulatory framework continues to evolve.

Personal data protection

Businesses operating in Russia or targeting Russian individuals are subject to Russian data protection laws, including Federal Law No. 152-FZ “On Personal Data,” which regulates the collection, processing, storage, and transfer of personal data. Recent legislative amendments and regulatory developments have significantly expanded and tightened these requirements.

In particular, amendments effective in 2025 strengthen existing data localization obligations by requiring that the collection and initial recording of personal data of individuals located in Russia be conducted using databases located within Russia. These requirements may effectively prohibit the use of foreign-based infrastructure for the primary collection of such data and extend to third-party service providers and data processors engaged by the data controllers. As a result, the businesses may be required to restructure its information technology systems, localize data storage, or engage local service providers.

In addition, updated legal requirements impose more stringent conditions on obtaining consent from data subjects, including requirements that consent be presented separately from other contractual documentation and include detailed, specific disclosures.

Furthermore, recent legal developments require organizations, in certain circumstances, to provide anonymized datasets to Russian state information systems upon request.

Russian authorities have also increased administrative penalties for violations of personal data laws, and enforcement activity has intensified in recent periods. Non-compliance could result in substantial fines, restrictions on our ability to process personal data, blocking of our online services, or other regulatory measures.

Recent regulatory trends in Russia include proactive enforcement, higher penalties, and an emphasis on data sovereignty and localization, reflecting a stronger regulatory approach to privacy.

North America (the United States and Canada)

During the year ended March 31, 2026, North America (the United States and Canada) accounted for 38% of our total Global Generics segment sales. In the United States, we sell generic drugs that are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA or Health Canada, as applicable, standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.

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

Through coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. During the year ended March 31, 2026, we filed 15 new Abbreviated New Drug Applications (“ANDAs”) with the U.S. FDA. As of March 31, 2026, 77 generic filings were pending approval from the U.S. FDA. These are comprised of 75 ANDAs and 2 New Drug Applications (“NDAs”) filed under Section 505(b)(2) of the U.S. Federal Food, Drug, and Cosmetic Act. Of the 75 ANDAs, 43 are Paragraph IV applications, and we believe that 22 of these have the ‘First to File’ status.

As of March 31, 2026, we have three ongoing Biologics License Applications (“BLA”) pending approval with the U.S. FDA for our proposed biosimilar-Abatacept (for intravenous presentation), Rituximab and Denosumab.

For Rituximab, all clinical trials have been successfully completed, and our BLA is under active review with the U.S. FDA. We received marketing authorizations for our Rituximab product (DRL_RI) in Health Canada as of February 2026. In addition, the product (DRL_RI) was approved in the European Union in September 2024, the United Kingdom since 2024, and in Switzerland as of January 2026.

We received a “complete response” from the U.S. FDA in December 2025 for our Denosumab BLA. Resubmission is targeted during 2026. The Denosumab Marketing Authorization Application (MAA) was approved by the European Medicines Agency (“EMA”) in November 2025 and subsequently by the United Kingdom authority in December 2025.

We also have active pre-IND applications for three other early-stage molecules.

Our Canada business generated revenues of Rs.3,035
million during the year ended March 31, 2026. This business includes revenues from certain profit sharing arrangements with distributors who market certain of our generic products. As of March 31, 2026 we have filed a cumulative total of six
New Drug Submissions (“NDS”), one Drug Identification Number (“DIN-A”) Application, 73 Abbreviated New Drug Submissions (“ANDS”) and one Class III Natural Health Product (NHP) in Canada, out of which 48 were approved, three tentatively approved (with Intellectual Property Hold status), 13 were withdrawn or cancelled and 16 are pending approval. This portfolio includes the approval of the first biosimilar submission for Rituximab for Injection, granted on February 13, 2026, marking a significant milestone for our Canadian business. Additionally, Dr. Reddy’s Canada has expanded its presence in the Natural Health Products landscape, adding 22 in-licensed Natural Health Products to its portfolio in the year ended March 31, 2026.

We are the first company to receive marketing authorization for our generic Semaglutide Injection in Canada covering the strengths of 2 mg / pen (1.34 mg / mL) and 4 mg / pen (1.34 mg / mL). The product is launched in May 2026.

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

The majority of revenue from our North America Generics business is derived from sales of various products to retail chains, wholesalers and private labels, as well as sales of oral solids to other categories of customers. The product portfolio includes a wide range of therapeutic areas.

A portion of our revenues are derived from the sale of injectable products in the therapeutic areas of oncology and critical care. We have also expanded our presence from drug wholesalers to specialty distributors, integrated distribution networks, clinics, and hospitals to market these products. We also supply products for private label customers for injectable prescription products.

Our over-the-counter (“OTC”) division primarily markets and distributes store brand OTC products, but expanded into the branded OTC segment in May 2016, developing a new channel for our growth. This division has successfully launched over 26 products. OTC products include store brand generic equivalents of products that approved to be sold Over-the-counter in the U.S. market. Many of the products may also originally have had prescription drug status and are switched to OTC drug status by the innovator upon U.S. FDA approval (sometimes called “Rx-to-OTC switch” products). Our OTC division services a broad range of customers, including drug retailers, mass merchandisers, food chains, drug wholesalers, distributors, GPOs, and more recently, e-commerce or online retailers as well. Over last few years, we have substantially expanded our portfolio offering. We launched four new products in the market during the year ended March 31, 2026.

During the year ended March 31, 2026, we continued to strengthen our presence in the Self‑Care and Wellness space, with a focus on building and scaling our consumer health brands through targeted innovation initiatives. A key priority was accelerating the growth of our e‑commerce–only brand, HealthCareAisle®, driven by share expansion in core products and the launch of multiple new offerings on the Amazon marketplace.

We also continued to revive and invest in our established brands, Doan’s® and Habitrol®, with a focus on channel expansion and product innovation. For Habitrol®, we expanded retail distribution of Habitrol Patch products to all Walmart stores nationwide in September 2025 and, during the same period, launched Habitrol Gum in select Walmart locations. For Doan’s®, we broadened the portfolio with the introduction of Doan’s 100‑count tablets, now available at multiple retailers, with additional retail expansion planned in the coming months.

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

In addition, the other competitive factors critical to this business include price, product quality, consistent and reliable product supplies, customer service and reputation. Our major competitors in the United States include Teva, Viatris Inc., Sandoz, Sun Pharmaceuticals Limited and Hikma Pharmaceuticals plc.

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

Government regulations

U.S. Regulatory Environment

Pharmaceutical companies operating in the United States are subject to extensive regulation by the U.S. Food and Drug Administration (the “U.S. FDA”) and other federal agencies under statutes such as the Federal Food, Drug, and Cosmetic Act Act (“FD&C Act”), the Hatch-Waxman Act, and the Generic Drug Enforcement Act. These regulations govern all aspects of product development and commercialization, including testing, manufacturing, labeling, storage, distribution, and marketing.

Our facilities and products are routinely inspected by the U.S. FDA to ensure compliance with current Good Manufacturing Practices (“cGMP”). Non-compliance may result in significant enforcement actions, including warning letters, product recalls, import alerts, suspension of manufacturing or distribution, and civil or criminal penalties. The U.S. FDA also has the authority to deny or revoke product approvals and halt operations of non-compliant facilities.

We invest substantial resources in quality systems, regulatory compliance, and manufacturing excellence to maintain high standards and ensure uninterrupted market access for our generic products in the United States.

U.S. FDA approval timelines for ANDAs are influenced by patent challenges and statutory exclusivity periods, including “Pediatric Exclusivity” that adds six months to existing exclusivity if pediatric studies are conducted for eligible products, “Orphan Drug Exclusivity” that grants seven years of market exclusivity for drugs treating rare diseases and “180-Day Exclusivity” that is available to first Paragraph IV filers, subject to forfeiture under certain conditions per the Medicare Modernization Act of 2003. These regulatory frameworks significantly impact the timing and ability to bring generic products to market in the United States.

Section 505(b)(2) of the FD&C Act provides a regulatory pathway to U.S. FDA approval for new or improved formulations or new uses of previously approved drug products. Specifically, Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference, or use from the person by or for whom the investigations were conducted. The applicant may rely upon the FDA’s prior findings of safety and efficacy for an approved product that acts as the reference listed drug for purposes of a 505(b)(2) NDA. The FDA may also require 505(b)(2) applicants to perform additional studies or measurements to support any changes from the reference listed drug. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication sought by the 505(b)(2) applicant.  The FDA Reauthorization Act of 2017 also established the Competitive Generic Therapy designation to promote competition in markets with limited generic options, offering potential 180-day exclusivity.

The U.S. Controlled Substances Act (“CSA”) establishes a closed system for the distribution of controlled substances, overseen by the Drug Enforcement Administration (“DEA”). Entities involved in the manufacture, distribution, import, or export of controlled substances must register annually and comply with stringent requirements related to security, recordkeeping, and reporting. The DEA categorizes substances into five schedules based on potential for abuse and medical use.

Non-compliance can result in civil penalties, registration revocation, or criminal prosecution. In early 2025, the DEA introduced new regulations for prescribing controlled substances via telehealth, aiming to balance access to care with safeguards against misuse.

FDA Safety and Innovation Act and User Fee Programs

The U.S. FDA is authorized to collect user fees under a number of laws and subsequent reauthorizations, including among others The Food and Drug Administration Safety and Innovation Act, the Generic Drug User Fee Act, the Biosimilar User Fee Act, the Prescription Drug User Fee Act, and the FDA Reauthorization Act of 2017 (“FDARA”). These fees support the review of generic and biosimilar applications, enhance regulatory efficiency, improve communication between the FDA and industry and help address emerging issues such as complex product development.

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

Various state Medicaid programs have implemented voluntary supplemental drug rebate programs that may provide states with additional manufacturer rebates in exchange for preferred status on a state’s formulary or for patient populations that are not included in the traditional Medicaid drug benefit coverage. There have been extensive judicial, Congressional and executive branch challenges to certain aspects of the ACA, as well as efforts and proposals to revise or repeal the law and its application,. For example, on July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.

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

Though the U.S. FDA has issued and updated various technical guidance documents addressing quality considerations, scientific considerations and questions and answers regarding commonly posed issues to assist the biopharmaceutical industry in developing biosimilar products in compliance with the BPCIA, there remains some uncertainty regarding the abbreviated pathway. On December 11, 2018, the U.S. FDA released final guidance defining biologics, transitioning biological products approved under an NDA to a deemed BLA, and outlining an abbreviated pathway for biosimilar licensure. As part of the publication of the final guidance, the U.S. FDA is allowing for ongoing comments from the public, which may result in further changes or revisions to such guidance. On May 10, 2019, the U.S. FDA issued final guidance on “Considerations in Demonstrating Interchangeability with a Reference Product,” which is intended to provide guidance as to how to demonstrate that a proposed therapeutic protein product is interchangeable with a reference product for the purposes of submitting a marketing application or supplement under section 351(k) of the Public Health Service Act (PHS Act) (42 U.S.C. 262(k)). In October 2025, the U.S. FDA published a major draft guidance impacting filing pathways for biosimilars, in which it highlighted that comparative clinical efficacy studies may no longer be a requirement. FDA’s view is that modern analytical technologies should be able to detect differences between the branded and proposed biosimilar and have more sensitivity than clinical trials.

Blueprint to Lower Drug Prices and Safe Importation Action Plan

In May 2018, U.S. President Trump released “American Patients First: The Trump Administration Blueprint to Lower Drug Prices and Reduce Out-of-Pocket Costs,” which outlined actions that his administration proposed to take to lower prescription drug prices, including certain actions that would be taken immediately by the U.S. Department of Health and Human Services (“HHS”) and issues on which HHS would solicit public feedback before determining any additional reform proposals. This blueprint sought to increase competition, improve negotiation, and incentivize lower list prices and lower out-of-pocket costs while calling for, among other things, greater transparency of drug prices, better informing consumers about prescription drugs, increased promotion of generic drugs and experimenting with value-based payment.

Since July 2019, CMS rules have required direct-to-consumer television advertisements for prescription pharmaceuticals covered by Medicare or Medicaid to include the list price if such price is equal to or greater than $35 for a month’s supply or the usual course of therapy.

The U.S. Department of Health and Human Services and U.S. FDA’s Safe Importation Action Plan and rules finalized in 2020 allow importation of certain lower-cost prescription drugs from Canada, although its implementation has been delayed and its impact is uncertain, in part because lawsuits have been filed challenging the government’s authority to promulgate it.

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

The Inflation Reduction Act and Certain Government Programs

The Inflation Reduction Act (“IRA”) of 2022  restructured Medicare’s benefit design and requires manufacturers of certain drugs to engage in price negotiations with Medicare, imposes rebates and discount requirements under Medicare Part B and Medicare Part D, and replaced the Part D coverage gap discount program with a new discounting program. In particular, the U.S. Department of Health and Human Services (“HHS”) was directed to negotiate a subset of medicines with the highest annual expenditures to Medicare Parts B and D that have been on the market for 9 years (or 13 years for biologics) without an available generic (or biosimilar) on the market. Exemptions from the direct negotiation requirement are available for any drugs with an available generic or biosimilar, certain drugs that represent a limited portion of Medicare program spending, drugs with an orphan designation as their only U.S. FDA approved indication, and all plasma-derived products. The law allows HHS to levy an excise tax and civil monetary penalties against non-compliant manufacturers or those who refuse to negotiate.

The IRA also imposes rebate requirements on manufacturers of single-source generics and other drugs covered under Medicare Part B and Part D if the price increases of the drug outpaces inflation. Multisource generics are excluded from Medicare inflation rebate requirements. Additionally, certain low-spend drugs, defined as those with average annual Medicare spending of $100 or less, per beneficiary, are also exempt. The Centers for Medicare and Medicaid Services (“CMS”) will monitor for products with price increases higher than the rate of inflation on a quarterly basis. Rebates will be calculated as the total number of units sold multiplied by the amount the product exceeds the inflation-adjusted price, with 2021 as the base year to measure cumulative changes relative to inflation. Noncompliant manufacturers will be subject to a civil monetary penalty of at least 125% of the calculated rebate amount.

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

The agency expanded its authority over drug advertising through the implementation of a final rule aimed at improving the clarity and transparency of direct-to-consumer (“DTC”) prescription drug advertisements on television and radio. It also issued final guidance in August 2023 on acceptable intake limits for nitrosamine impurities and draft guidance in February 2024 on reporting manufacturing disruptions under section 506C of the FD&C Act.

Staffing at the U.S. FDA was significantly reduced in 2025, potentially impacting drug review timelines. These developments reflect the U.S. FDA’s evolving regulatory landscape and may influence the timing and approval of generic drug applications.

Other matters

Refer to Note 31 (“Contingencies”) of our consolidated financial statements for discussions of the following lawsuits, investigations and proceedings:

•	Ranitidine recall and litigation;
•	United States Antitrust Multi-District Litigations; and
•	Revlimid ® Antitrust Litigation.

CANADA REGULATORY ENVIRONMENT

In Canada, we are required to file product dossiers with the Health Canada for permission to market a generic pharmaceutical product. The regulatory authorities may inspect our manufacturing facility before approval of the dossier. As of March 31, 2026 we have filed a cumulative total of six New Drug Submission (“NDS”), one Drug Identification Number (“DIN-A”) Application, 73 Abbreviated New Drug Submissions (“ANDS”) and one Class III Natural Health Product (NHP) in Canada, out of which 48 were approved, 3 tentatively approved (IP Hold), 14 were withdrawn or cancelled and 16 are pending approval. This portfolio includes the approval of the first biosimilar submission for Rituximab for Injection, granted on February 13, 2026, marking a significant milestone for our Canadian business. Additionally, Dr. Reddy’s Canada has expanded its presence in the Natural Health Products landscape, adding 22 in-licensed Natural Health Products to its portfolio in the year ended March 31, 2026.

Prime Minister Mark Carney has positioned regulatory streamlining (“red tape reduction”) as a cornerstone of his economic agenda. In December 2025, Health Canada pre-published the Ministerial Reliance Order (“MRO”) proposing a framework under the Food and Drugs Act that would allow the agency to rely on decisions, assessments, or documents produced by trusted foreign regulatory authorities when reviewing certain drug submissions. The MRO is intended to accelerate access to drugs in Canada, reduce duplicative regulatory work, and strengthen international regulatory collaboration, while maintaining Canadian standards for safety, efficacy, and quality.

In addition, on June 10, 2025, Health Canada published a draft update to its guidance, “Information and Submission Requirements for Biosimilar Biologic Drugs,” for public consultation. This new draft represents significant updates to the biosimilar regulatory approval process, shifting toward an analytics‑first, risk‑based model. Under this approach, biosimilarity would mainly be demonstrated through thorough comparative quality and functional assessments, along with pharmacokinetic and immunogenicity data. Routine phase III clinical efficacy trials would generally not be required; instead, clinical efficacy and safety studies would only be needed in rare cases where there is remaining uncertainty that must be scientifically justified. Approval for multiple indications would depend on the overall body of evidence, rather than separate clinical trials for each indication. These changes align Canada’s regulatory framework with evolving EMA and FDA requirements, reducing the development workload without compromising standards for safety, efficacy, or quality.

Europe

Our sales of generic medicines in Europe for the year ended March 31, 2026 were Rs.55,501 million, which accounted for 19% of our Global Generics segment’s sales. Our principal markets in Europe are Germany, France, Italy, Spain, and United Kingdom as well as the global portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy category which we acquired from Haleon UK Enterprises Limited (the “Acquired NRT Business”). In addition, through distribution partners we access our portfolio of hospital customers. These markets include Austria, Albania Belgium, Czech Republic, Denmark, Finland, Ireland, Kosovo, Netherlands, Poland, Portugal, Slovakia, Norway, and Sweden.

Consumer healthcare brands in the NRT business

During the year ended March 31, 2025, we acquired Haleon UK Enterprises Limited’s global portfolio of consumer healthcare brands outside of the United States, in the Nicotine Replacement Therapy category. We substantially completed the integration of this acquired business, with majority of markets transitioned and local marketing authorizations transferred in our name. We continue to manage this business, including contract manufacturing activities, from Switzerland. (Refer to Note 35.B (
“Business combination - Business transfer agreement with Haleon”) of our consolidated financial statements for further details).

Our NRT business generated revenues of Rs. 28,189 million for the year ended March 31, 2026, which accounted for 9% of our total Global Generics segment sales and
51% of the total Europe business sales of our Global Generics segment
. The NRT business operates across key developed markets including the United Kingdom, France, Finland, Sweden, Denmark, Australia, Canada, and New Zealand.

This business is focused on offering a diversified OTC portfolio of smoking cessation products across multiple formats, including gum, lozenges, mini-lozenges, patches and sprays. The NRT business leverages our strong portfolio of global brands led by Nicotinell, which accounts for approximately 80% of the total sales of our NRT business, alongside other brands such as Nicabate, Thrive and Habitrol.

Germany
– acquisition of medical Cannabis Business Nimbus Health

In February 2022, we acquired Nimbus Health GmbH (“Nimbus Health”), marking our entry into the medical cannabis sector in Germany. In April 2024, Germany legalized the possession and consumption of limited quantities of cannabis, marking another shift in the legal treatment and cultural acceptance of cannabis.

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

Consumer healthcare brands in the NRT business

We
operate our NRT business primarily through pharmacy and retail channels, with approximately 60% of sales generated through pharmacy channels, complemented by mass market retail and e-commerce. In key markets such as the United Kingdom and Nordic countries, distribution is supported through large retail chains and pharmacy networks, while markets such as Australia, France, and Canada are more focused on pharmacy channels.

United Kingdom and other Countries within Europe

We market our pharmaceutical products in the United Kingdom through our U.K. subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited, which was formed in 2003.We currently sell more than 65 products in the United Kingdom, covering both International Nonproprietary Name generics, branded generics, biosimilars and over-the-counter medicines. Our portfolio is sold via wholesale, retail and hospital channels, OTC products are available in mass channels and via e-commerce channels. While the retail business covers a broad range of therapeutic areas, the hospital business focuses on key areas such as oncology, anti-invective and HIV. During the year ended March 31, 2025, we launched our first private label product to leading pharmacy chain continuing our efforts in OTC segment. We have successfully started distribution of the biosimilars in UK, launching bevacizumab with brand name Versavo.

Through our subsidiaries in France, Italy and Spain we have established ourselves as a trusted partner for the countries hospitals segment.

Our product mix in these markets focuses on a limited number of key therapy areas such as pulmonary hypertension, oncology, anti-infective and HIV, leveraging our portfolio. We are also introducing biosimilars across these countries, leveraging on our hospital relationships and entering the retail market with new capabilities established in France and Spain.

We work with partners who make our products available in Austria, Albania Belgium, Czech Republic, Denmark, Finland, Ireland, Kosovo, Netherlands, Poland, Portugal, Slovakia, Norway, and Sweden. This strategy allows us to scale our operations across Europe.

Competition

Germany

The German market is highly competitive as a result of a large number of generic companies and the predominance of a tender system which drives competition. Our key competitors within the German generics market include Sandoz International GmbH, Teva Pharmaceutical Industries Limited (“Teva”), Zentiva Pharma GmbH and Stada Arzneimittel AG.

Consumer healthcare brands in the NRT business

The NRT category is relatively concentrated, with key competitors including Kenvue’s Nicorette product and Perrigo’s NiQuitin product, alongside private label offerings. On the basis of NRT product sales, we were the 2nd largest company in the NRT category worldwide (excluding the United States), with a market share of 22% for the twelve-month period ended March 31, 2026, according to Euromonitor, a global market research firm.

United Kingdom and other Countries within Europe

According to the Medicines UK Association, the United Kingdom is one of the largest markets for generic pharmaceuticals in Europe, with generic penetration of around 85%, and is also one of the most price competitive markets due to a high degree of vertical integration and consolidation of buyers. In our estimate, 50% of the U.K. pharmacies are independent and community pharmacies. In addition, the market has relatively low barriers of entry. The generic market is dominated by global pharmaceutical companies such as Teva, Viatris, Accord, Sandoz and Thornton & Ross (an affiliate of Stada).

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

An abridged application can be filed for obtaining EU marketing authorization for a generic/biosimilar drug. Generic or abridged applications contain limited non-clinical and clinical data, depending upon the legal basis of the application or to address a specific issue. However, the applicant is required to demonstrate that its generic product contains the same active pharmaceutical ingredients in an equivalent dosage form for the same indication as the innovator product.

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

The German Social Code’s price freeze imposed on reimbursable drugs, which was due to expire at the end of 2017, was extended until December 31, 2026 for all patent free drugs launched before August 1, 2010, although the continued price freeze will not apply to medicines subject to internal reference pricing.

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

Consumer healthcare brands in the NRT business

Nicotine Replacement Therapy (“NRT”) products are subject to extensive and evolving regulatory requirements in the countries where we operate. National and regional health authorities oversee these rules to ensure product safety, quality, efficacy, and appropriate consumer use. These are generally regulated as OTC medicines. However classification varies by jurisdiction and in certain markets, NRT products may be subject to alternative regulatory frameworks.

Applicable regulations govern product approvals, registrations or marketing authorizations, product formulation and quality standards, labelling and patient information requirements, and conditions of sale and distribution.

The marketing and promotion of NRT products are subject to strict regulation, including requirements that all efficacy and safety claims are supported by appropriate scientific evidence. Regulations impose limitations on consumer-facing product claims, advertising content, and engagement with healthcare professionals.

Regulatory frameworks in several markets impose restrictions on the distribution and sale of NRT products, including requirements that certain products be dispensed only through pharmacies or under the supervision of healthcare professionals.

In certain jurisdictions, NRT products may be included in government-led smoking cessation programs or subject to public health initiatives. Regulatory authorities may influence pricing, reimbursement of eligibility, and procurement mechanisms.

NRT products are subject to pharmacovigilance and product safety requirements, including the monitoring and reporting of adverse events. NRT products may expose the Company to product liability claims in the event of alleged safety concerns.

The regulatory environment for NRT products continues to evolve, with increasing focus on consumer safety, transparency, and evidence-based claims. Changes in regulatory frameworks or public health policy may affect demand or commercialization of NRT products.

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

Our products Olanzapine, Clopidogrel and Abiraterone together with few other products which we had commercialized in China through a distribution and supply agreement with a Chinese company, were successfully listed in a volume based procurement program, which is a tender-style bidding system for centralized procurement of medicines in China.

For the year ended March 31, 2026, revenues from our “Rest of the World” markets accounted for 8% of our total Global Generics segment’s revenues. Our revenues from our “Rest of the World” markets were Rs.23,749 million in the year ended March 31, 2026, growth of 19% as compared to the year ended March 31, 2025. This increase was largely due to new product launches and strong business performance in Brazil, Colombia and Africa.

Global Generics Manufacturing and Raw Materials

Manufacturing for our Global Generics segment entails converting API into finished dosages. As of March 31, 2026, we had 14 manufacturing facilities within this segment located in India, including four in a Special Economic Zone. All of the facilities are designed in accordance with and are compliant with current cGMP requirements and are used for the manufacture of tablets, hard gelatin capsules, injections, liquids and creams for sale in India as well as other markets. All of our manufacturing sites’ laboratories and facilities are designed and maintained to meet increasingly stringent requirements of safety and quality. Each of our sites outside of India is approved by the respective regulatory body in the jurisdiction it is located.

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

In July 2025 and December 2025, the U.S. FDA completed a routine GMP inspection at our formulations manufacturing facilities (Formulations Srikakulam plant 1 (SEZ) and Formulations Srikakulam plant 11) in Srikakulam, Andhra Pradesh respectively. We were issued a Form 483 with seven and five observations. We responded to the observations within stipulated timelines. Accordingly, an Establishment Inspection Report (“EIR”) was issued by the U.S. FDA and the inspection of the facilities were classified as Voluntary Action Indicated (“VAI”).

In August 2024, the China National Medical Products Administration (“NMPA”) conducted a remote inspection of our formulations manufacturing facility (FTO-3) for Atomoxetine Hydrochloride Capsules, and concluded that the production quality management of Atomoxetine Hydrochloride Capsules does not meet the requirements of China's "Good Manufacturing Practice for Drugs (Revised in 2010)". The NMPA has suspended the import, sale, and use of our Atomoxetine Hydrochloride Capsules effective August 30, 2024. Further, the National Drug Joint Procurement Office, China (“NDJPO”), having considered the said order of the NMPA, has decided to cancel Atomoxetine Hydrochloride Capsules “won” status and list our company on the "Violation List", suspending our eligibility to participate in national centralized drug procurement activities from August 30, 2024 to February 28, 2026. We have already submitted the Corrective and Preventive Action plan to the NMPA and undertaken corrective action. However, our import of Atomoxetine Hydrochloride Capsules into China is subject to a successful on-site audit completion which is scheduled in November 2026 by the NMPA.

Pharmaceutical Services and Active Ingredients (“PSAI”) segment

Our
P
SAI segment primarily includes our business of manufacturing and marketing active pharmaceutical ingredients (“APIs”) including intermediates, as well as our pharmaceutical services business.

Active Pharmaceutical Ingredients

With more than 150 APIs supported by regulatory approvals in numerous global markets, we enable our generic manufacturing partners to supply high-quality finished dosage forms—such as tablets, capsules, and injectables—to patients across the world. Our backward-integrated capabilities also allow us to supply intermediates—the precursor stages of final APIs—to our customers. In addition to serving external partners, our API business supports our own generics portfolio.

Our PSAI segment’s revenues for the year ended March 31, 2026 were Rs.34,773 million, as compared to Rs. 33,846 million for the year ended March 31, 2025. Our PSAI segment accounted for 10% of our total revenues for the year ended March 31, 2026.

During, the year ended March 31, 2026, we filed 128 Drug Master Files (“DMFs”) worldwide, of which 16 were filed in the United States, 3 were filed in Canada, 16 were filed in Europe and 92 were filed in other countries.
Cumulatively, our total active DMFs filed worldwide as of March 31, 2026 were 1,748, including 280 active DMFs filed in the United States.

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

Pharmaceutical Services business – Aurigene Pharmaceutical Services Limited

Our PSAI segment also includes our pharmaceutical services business, which provides contract discovery (research), development, and manufacturing to global pharmaceutical companies. As a contract development and manufacturing organization (“CDMO”), the business is operated independently under its own entity Aurigene Pharmaceutical Services Limited and works on new chemical entities (“NCEs”) and new biological entities (“NBEs”) for global pharmaceutical and biotechnology companies. The pharmaceutical services (contract research, development and manufacturing) arm of our PSAI segment was established in 2001, leveraging our strength in research and development to serve the niche segment of the innovator pharmaceutical and biotechnology companies. Our objective is to be the preferred partner for innovator pharmaceutical companies, providing a complete range of services that are necessary to support their innovations to bring a new drug to the market quickly and efficiently.

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

Developed Markets:
Our PSAI segment’s principal overseas markets are the United States and Europe, which contributed Rs.16,143 million and accounted for 46% of our PSAI segment’s revenue for the year ended March 31, 2026.

In the United States and Europe, while a significant wave of patent expirations for high‑value branded pharmaceutical products has occurred and is expected to continue, the nature of resulting opportunities has evolved. As growth is shifting towards  complex, development-linked and speciality APIs, the addressable opportunities set becomes narrower. At the same time, intense price competition, rapid post patent commoditization and rising regulatory and compliance costs are increasingly compressing margins for customers in the PSAI value chain.
Our subsidiaries in the United States and Europe manage the full spectrum of our marketing activities in these territories and support customers’ in their regulatory approval process, with a strong focus on building long-term relationships through service excellence.

India:
India is an important market for our PSAI segment, with total sales of Rs.2,352 million, and it accounted for 7% of the PSAI segment’s revenues in the year ended March 31, 2026. The market in India is highly competitive, with severe pricing pressure and competition from lower cost foreign imports.

Other Key Markets:
Our PSAI segment’s sales to all of the other markets (excluding the United States, Europe and India) was Rs.16,279 million for the year ended March 31, 2026 and accounted for 47% of our PSAI segment’s revenues for the year.

China is a strategically important market where our local presence and regulatory expertise offer a structural advantage. Exports nonetheless face severe price pressure from scale-led, subsidized Chinese companies, making margin‑accretive growth selective.

Other key markets include Brazil, Mexico Korea and Japan. In select markets we work through our agents supported by local marketing and regulatory teams who act as a key interface to understand and serve customers.

For our contract development and manufacturing services line of business, we have focused business development teams dedicated to our key geographies of North America (the United States and Canada), the European Union and the Asia Pacific region. These teams target large, medium and emerging innovator companies to build long-term business relationships focused on catering to their outsourcing needs from discovery to commercialization.

Going forward, we expect our PSAI segment to show growth supported by investments in technologies and platforms such as peptides. We are further pursuing a partnership-led model to help customers access global markets faster by leveraging our cost leadership and global footprint. These efforts are complemented by continued investments in digital solutions to enhance customer engagement and transparency building on a strong foundational base.

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

Raw Materials

Raw material expense forms the largest portion of our cost of revenues in our PSAI segment. Raw materials consist of fine and specialty chemicals, bulk chemicals, solvents, catalysts, and basic and advanced intermediates. The prices of these raw materials generally fluctuate in line with commodity cycles, demand supply situations, changes to government policies and geo-political conflicts.
The recent geopolitical tension is expected to increase raw material prices and shipping delays, which could lead to longer lead times and selective shortages. Rising energy costs and freight disruptions is expected to push up input prices, with suppliers initiating price increases. Our endeavour would be to ensure continuity of serviceability to our customers demand to ensure serviceability to the patients.

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

AOL:
AOL is a clinical stage biotech company committed to developing innovative and effective cancer therapeutics. AOL has successfully discovered 22 novel chemical entities for clinical development. Some of these molecules were developed in collaboration with global pharmaceutical and biotechnology companies while others were developed independently. We have out-licensed several first-in-class and best-in-class assets to pharmaceutical and biotechnology companies for global clinical development, while undertaking clinical proof of concept studies for a few programs on our own. Over the years, AOL has developed multiple discovery platforms, including kinase inhibitors, targeted protein degraders, antibody engineering and cell and gene therapy, resulting in a pipeline of first-in-class and best-in-class assets.

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

4.D.
Property, plant and equipment

Our principal executive offices are located in Hyderabad, Telangana, India. Our business operates through a number of subsidiaries having offices, research facilities and production sites throughout the world. The following table sets forth current information relating to our principal facilities:

Sl No.	Name/Location	Approximate	Segments Which Primarily Use
		Area
		(Square feet)
	Within India
1	API Hyderabad Plant 1, Telangana, India	729,630	Global Generics and PSAI
2	API Hyderabad Plant 2, Telangana, India	781,379	Global Generics and PSAI
3	API Hyderabad Plant 3, Telangana, India	644,805	Global Generics and PSAI
4	API Nalgonda Plant, Telangana, India	3,397,680	Global Generics and PSAI
5	API Srikakulam Plant, Andhra Pradesh, India	4,047,595	Global Generics and PSAI
6	API Srikakulam Plant (SEZ), Andhra Pradesh, India	9,917,739	Global Generics and PSAI
7	Aurigene Pharmaceutical Services Limited, Hyderabad, Telangana, India	260,547	PSAI
8	Technology Development Centre (FTDC2) Hyderabad, Telangana, India	86,261	Global Generics and PSAI
9	Integrated Product Development Center (Pilot Plant), Telangana, India	151,997	Global Generics
10	Formulations Hyderabad Plant 2, Telangana, India	3,688,396	Global Generics
11	Formulations Baddi Plant 1, Himachal Pradesh, India	728,234	Global Generics
12	Formulations Baddi Plant 2, Himachal Pradesh, India	381,342	Global Generics
13	Formulations Baddi Plant 3, Himachal Pradesh, India	377,098	Global Generics
14	Biologics, Bachupally, Hyderabad, Telangana, India	1,026,055	Global Generics
15	Formulations Hyderabad Plant 3, Telangana, India	1,872,397	Global Generics
16	Formulations Srikakulam Plant 1 (SEZ), Andhra Pradesh, India	879,041	Global Generics
17	Formulations Srikakulam Plant 2 (SEZ), Andhra Pradesh, India	385,298	Global Generics
18	Formulations Srikakulam Plant 11, Andhra Pradesh, India	1,554,513	Global Generics
19	Formulations Visakhapatnam Plant 1 (SEZ), Andhra Pradesh, India	582,413	Global Generics
20	Formulations Visakhapatnam Plant 2 (SEZ), Andhra Pradesh, India	561,876	Global Generics
21	Aurigene Pharmaceutical Services Limited, Bengaluru, Karnataka, India	67,414	PSAI
22	Aurigene Oncology Limited, Bengaluru, Karnataka, India	630,462	Others
23	Integrated Product Development Center, Telangana, India	271,379	Global Generics, PSAI and Others
24	Aurigene Pharmaceutical Services Limited, Hyderabad, Telangana, India (CDMO)	50,480	PSAI
25	CAR-T (Biologics), Bengaluru, Karnataka, India	19,100	Global Generics
26	Dr. Reddy’s Formulations Limited -1, Srikakulam, Andhra Pradesh, India	43,560	Global Generics
27	Dr. Reddy’s Formulations Limited -2, Srikakulam, Andhra Pradesh, India	740,520	Global Generics
28	Biologics, Genome Valley, Hyderabad, India	72,834	Global Generics

Sl No.	Name/Location	Approximate	Segments Which Primarily Use
	Area
	(Square feet)
	Outside India
28	API Cuernavaca Plant, Mexico	2,361,840	Global Generics and PSAI
29	API Mirfield Plant, United Kingdom	1,785,960	Global Generics and PSAI
30	API Middleburgh Plant, New York, United States	292,000	Global Generics
31	Technology Development Centre, Cambridge, United Kingdom	32,966	Global Generics and PSAI
32	Aurigene Discovery Technologies, Malaysia	5,672	Others

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

Material plans to construct, expand and improve facilities

During the year ended March 31, 2026, we expanded the production capacity for multiple products in our
“
Formulations Srikakulam Plant 11” and “API Srikakulam Plant”,
each located at Andhra Pradesh, India, and added a new leased premises for Biologics at Hyderabad, Telangana, India.

During the year ended March 31, 2025, we expanded the production capacity for multiple products in our
“
Formulations Srikakulam Plant 11” and “API Srikakulam Plant”,
each located at Andhra Pradesh, India, and created new infrastructure at our Biologics facility at Hyderabad and added new leased premises for Biologics at Bengaluru, Karnataka, India.

During the year ended March 31, 2024, we enhanced the capacity for multiple products in our API Srikakulam Plants located in Andhra Pradesh, India. We also incurred substantial capital expenditures to enhance the capacity of both our “Formulations Visakhapatnam Plant 2” and our “Formulations Srikakulam Plant 11”, each located in Andhra Pradesh, India.

As of March 31, 2026, we had capital work-in-progress of Rs.15,409 million and capital commitments of Rs.9,716 million for expansion of our manufacturing and research facilities, primarily relating to facilities located in India. Our current capital work-in-progress and capital commitments primarily consists of projects to enhance the capacity of our “
Formulations Srikakulam Plant 11”, Formulations Visakhapatnam Plant 2 (SEZ)” and “API Srikakulam Plant”,
each located at Andhra Pradesh, India and new infrastructure at our Biologics facility at Hyderabad, Telangana, India. We currently intend to finance our additional expansion plans entirely through our operating cash flows, cash and cash equivalents, other investments and the cash flows from borrowings as required.
A majority of these projects are expected to be completed during the fiscal year ending March 31, 2027.

Environmental laws and regulations

We are subject to significant national and state environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from our operations at the above facilities. Non-compliance with the applicable laws and regulations may subject us to penalties and may also result in the closure of our facilities. Refer to Note 17 (“Provisions”) and Note 31 (“Contingencies - Environmental matters”) of our consolidated financial statements for details as to environmental matters and liabilities.

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

Global Generics.
This segment consists of our business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of our biologics business, and the portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”).

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

•
Chargebacks
: Chargebacks are issued to wholesalers for the difference between our invoice price to the wholesaler and the contract price through which the product is resold in the retail part of the supply chain. The information that we consider for establishing a chargeback accrual includes the historical average chargeback rate over a period of time, current contract prices with wholesalers and other customers, and estimated inventory holding by the wholesaler. With this methodology, we believe that the results are more realistic and closest to the potential chargeback claims that may be received in the future period relating to inventory on which a claim is yet to be received as at the end of the reporting period. In addition, as part of our book closure process, a chargeback validation is performed in which we track and reconcile the volume of inventory for which we should carry an appropriate provision for chargeback. We procure the inventory holding statements and data from our wholesalers (representing approximately 99% of the total value of chargebacks outstanding at every year end reporting date) as part of this reconciliation. On the basis of this volume reconciliation, chargeback accrual is validated. For the chargeback rate computation, we consider different contract prices for each product across our customer base. This chargeback rate is adjusted (if necessary) on a periodic basis for expected future price reductions.

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

50

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

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 86% of such “gross-to-net” adjustments for our North America Generics business for the year ended March 31, 2026. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:

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

b)
Unit pricing rate
—At any point in time, inventory volumes on which we carry our chargeback accrual represents approximately 1.0 to 1.4 month of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual only relates to such volumes. Assuming that the chargebacks were processed within such period
, we analyzed
the impact of changes of prices for the periods beginning April 1, 2025, 2024 and 2023, respectively, and ended March 31, 2026, 2025 and 2024, respectively, on our estimated inventory levels computed based on the methodology described above (see “Chargebacks” above). The impact on net sales on account of such price variation may not be significant.

A roll-forward for each major accrual for our North America Generics business is presented below for our fiscal years ended March 31, 2024, 2025 and 2026:

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability (3)
	(All amounts in U.S.$ million)
Beginning Balance: April 1, 2023	247	87	13	35
Current provisions relating to sales during the year	2,844	322	31	21
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(2,803)	(307)	(25)	(21)
Ending Balance: March 31, 2024	288	102	19	35

Beginning Balance: April 1, 2024	288	102	19	35
Current provisions relating to sales during the year (1)	2,720	253	23	34
Provisions and adjustments relating to sales in prior years	-*	-*	-*	-*
Credits and payments**	(2,665)	(252)	(29)	(27)
Ending Balance: March 31, 2025	343	103	13	42

Beginning Balance: April 1, 2025	343	103	13	42
Current provisions relating to sales during the year (2)	2,439	226	24	38
Provisions and adjustments relating to sales in prior years	-*	-*	-*	-*
Credits and payments**	(2,506)	(237)	(27)	(33)
Ending Balance: March 31, 2026	276	92	10	47

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

(2)
Chargebacks provisions and payments for the year ended March 31, 2026 were each lower as compared to the year ended March 31, 2025, primarily as a result of reduction in the invoice price to wholesalers for few of our major products. This was offset to some extent due to higher pricing rates per unit on chargebacks, on account of reductions in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products.

(3)
Our overall provision for refund liability as of March 31, 2026 relating to our North America Generics business was U.S.$47, compared to a liability of U.S.$42 as of March 31, 2025. The refund liability created for new product launches and volume growth, were off-set by the reductions in the contract prices and by product mix changes.

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

5.A.
Operating results

Income Statement Data

		For the year ended March 31,
		2026	2026		2025		2024
		(Rs. in millions, U.S.$ in millions)
		Convenience translation into U.S.$
Revenues	U.S.$	3,580	Rs.	335,933	Rs.	325,535	Rs.	279,164
Cost of revenues		1,691		158,669		135,107		115,557
Gross profit		1,889		177,264		190,428		163,607
Selling, general and administrative expenses		1,137		106,763		93,870		77,201
Research and development expenses		256		24,058		27,380		22,873
Impairment of non-current assets, net		38		3,519		1,693		3
Other income, net		(81)		(7,627)		(4,358)		(4,199)
Results from operating activities		539		50,551		71,843		67,729
Finance income, net		44		4,132		4,724		3,994
Share of profit of equity accounted investees, net of tax		1		134		217		147
Profit before tax		584		54,817		76,784		71,870
Tax expense, net		132		12,351		19,539		16,186
Profit for the year	U.S.$	452	Rs.	42,466	Rs.	57,245	Rs.	55,684

Attributable to:
Equity holders of the parent company	U.S.$	457	Rs.	42,850	Rs.	56,544	Rs.	55,684
Non-controlling interests		(4)		(384)		701		-

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales			Percentage
	For the year ended March 31,			Increase/(Decrease)
	2026	2025	2024	2025 to 2026	2024 to 2025
Revenues	100.0%	100.0%	100.0%	3.2%	16.6%
Gross profit	52.8%	58.5%	58.6%	(6.9%)	16.4%
Selling, general and administrative expenses	31.8%	28.8%	27.7%	13.7%	21.6%
Research and development expenses	7.2%	8.4%	8.2%	(12.1%)	19.7%
Impairment of non-current assets	1.0%	0.6%	0.0%	107.9	56,333.3%
Other income, net	(2.3%)	(1.3%)	(1.5%)	75.0	3.8%
Results from operating activities	15.0%	22.0%	24.3%	(29.6)	6.1%
Finance income, net	1.2%	1.5%	1.4%	(12.5)	18.3%
Share of profit of equity accounted investees, net of tax	0.0%	0.1%	0.1%	(38.2)	47.6%
Profit before tax	16.3%	23.6%	25.7%	(28.6)	6.8%
Tax expense, net	3.7%	6.0%	5.8%	(36.8)	20.7%
Profit for the year	12.6%	17.6%	19.9%	(25.8)	2.8%

Attributable to:
Equity holders of the parent company	12.8%	17.4%	19.9%	(24.2%)	1.5%
Non-controlling interests	(0.1%)	0.2%	-	(154.8%)	-

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

		For the year ended March 31,
		2026		2025			2024
		(Rs. in millions)
		Revenues	% of Segment revenue	Revenues		% of Segment revenue	Revenues		% of Segment revenue
Global Generics	Rs.	299,033	89%	Rs.	289,552	89%	Rs.	245,453	88%
PSAI		34,773	10%		33,846	10%		29,801	11%
Others		2,127	1%		2,137	1%		3,910	1%
Total	Rs.	335,933	100%	Rs.	325,535	100%	Rs.	279,164	100%

Fiscal Year Ended March 31, 2026 compared to Fiscal Year Ended March 31, 2025

Revenues

Our overall consolidated revenues were Rs.335,933 million for the year ended March 31, 2026, an increase of 3%, as compared to Rs.325,535 million for the year ended March 31, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, such revenues declined by 2% during the year ended March 31, 2026. This decrease was primarily on account of net decrease in sales prices of certain of our existing products including Lenalidomide in the United States.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the year ended March 31,
	2026				2025				2024
	Revenues			% of Total Revenue*	Revenues			% of Total Revenue*	Revenues		% of Total Revenue*
	(Rs. in millions)
Global Generics	Rs.	299,033		89%	Rs.	289,552		89%	Rs.	245,453	88%
North America (the United States and Canada)		113,737		38%		145,164		50%		129,895	53%
Europe		55,501	^	19%		35,882	^	12%		20,511	8%
India		62,186		21%		53,734		19%		46,407	19%
Russia		34,786		12%		25,958		9%		22,301	9%
Other countries of the former Soviet Union and Romania		9,074		3%		8,920		3%		8,626	4%
Rest of the World		23,749		8%		19,894		7%		17,713	7%
PSAI		34,773		10%		33,846		10%		29,801	11%
Others		2,127		1%		2,137		1%		3,910	1%
Total	Rs.	335,933		100%	Rs.	325,535		100%	Rs.	279,164	100%

*
Percentages mentioned against the segments are with reference to the total revenue of our company; and percentages mentioned against geographies represent the sales in the respective geography as a percentage of the total revenue from that segment.

^
Includes revenues of Rs.28,189 million for the year ended March 31, 2026 and Rs.12,020 million for the year ended March 31, 2025 from the global portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy category acquired from Haleon UK Enterprises Limited (the “NRT Business”).

For the year ended March 31, 2026, the average exchange rate of the U.S. dollar appreciated by 4.5%, that of the Euro appreciated by 12.8%, and that of the Russian rouble appreciated by 21.8%, against the Indian rupee compared to the year ended March 31, 2025. These changes in exchange rates on an overall basis increased our reported revenues.

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.299,033 million for the year ended March 31, 2026, an increase of 3% compared to Rs.289,552 million for the year ended March 31, 2025. The increase was in three of four business geographies of this segment: Europe (which also includes the “NRT business”), “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, Vietnam, China, and Colombia), and India. The foregoing were partially offset by a decline in revenues from North America (the United States and Canada).

Excluding the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, such revenues declined by 2% during the year ended March 31, 2026, primarily on account of the following factors:

•
a decrease of approximately 10% resulting from the net impact of changes in sales prices of certain of our existing products in this segment, including the impact of the shelf stock adjustment claim (“SSA Claim”) following a reduction in the price of our generic product Lenalidomide in the United States;

the foregoing was partially offset by

•	an increase of approximately 5% resulting from a net increase in the sales volumes of certain of our existing products in this segment; and

•	an increase of approximately 3% resulting from additional revenues from new products launched between April 1, 2025 and March 31, 2026.

North America (the United States and Canada):
Our Global Generics segment’s revenues from North America were Rs.113,737 million for the year ended March 31, 2026, a decrease of 22% compared to Rs.145,164 million for the year ended March 31, 2025. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 24% for the year ended March 31, 2026, compared to the year ended March 31, 2025.
This
revenue
decrease was largely attributable to
a net decrease in the sales prices of certain of our existing products, including the impact of the SSA Claim.

During the year ended March 31, 2026, we launched 25 new products in North America and made 15 new ANDA filings with the U.S. FDA. As of March 31, 2026, our cumulative ANDA filings were 339. As of March 31, 2026, we had 77 filings pending approval with the U.S. FDA (75 ANDAs and two NDAs under the 505(b)(2) route), including 21 tentative approvals. Of the 77 filings which are pending approval, 44 are Para graph
IV filings, and we believe that we are the first to file with respect to 22 of these filings.

Europe:
Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom, Italy, Spain and France as well as the NRT Business. Such revenues from Europe were Rs.55,501 million for the year ended March 31, 2026, an increase of 55% compared to Rs.35,882 million for the year ended March 31, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, the foregoing increase was primarily on account of inclusion of revenues from the NRT Business for the full year ended March 31, 2026 as compared to revenues for the period subsequent to the acquisition during the year ended March 31, 2025, a net increase in sales volumes of certain of our existing products and additional revenues from new products launched between April 1, 2025 and March 31, 2026, all of which were partially offset by price erosion in certain of our existing products.

During the year ended March 31, 2026, we launched 38 new products in Europe (excluding the NRT Business).

India:
Our Global Generics segment’s revenues from India were Rs.62,186 million for the year ended March 31, 2026, an increase of 16% compared to
Rs.53,734
million for the year ended March 31, 2025. This increase in revenues was largely attributable to a net increase in the sales prices and volumes of certain of our existing products
.

According to IQVIA in its Moving Annual Total report for the year ended March 31, 2026, our secondary sales in India grew by 12.1% during such period, compared to the India pharmaceutical market’s growth of 9.9% during the same period.

During the year ended March 31, 2026, we launched 28 new brands in India
.

Emerging Markets
:
Our Global Generics segment’s
re
venues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, Colombia, Vietnam, and China)
were Rs.67,608 million for the year ended March 31, 2025,
an increase of 23% compared to compared to Rs.54,772 million for the year ended March 31, 2025.
Excluding
the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase was largely attributable to a net increase in sales volumes of certain of our existing products and additional revenues from new products launched between April 1, 2025 and March 31, 2026.
During the year ended March 31, 2026, we launched 179 new products across geographies in Emerging Markets.

Russia:
Our Global Generics segment’s
re
venues from Russia were Rs.34,786 million for the year ended March 31, 2026
, an increase of 34%
compared to
Rs.25,958
million for the year ended
March 31, 2025
.
In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 15% for the year ended March 31, 2026, compared to the year ended March 31, 2025.
This
increase in absolute currency terms
was largely attributable to a net increase in sales prices and volumes of certain of our existing products and to additional revenues from new products launched between April 1, 2025 and March 31, 2026
.
Our over-the-counter (“OTC”) division’s revenues from Russia for the year ended March 31, 2025 were approximately 54% of our total revenues from Russia in this segment.

According to IQVIA, as per its report
for the year ended March 31, 2026
, our sales value (in Russian roubles) growth and volume growth from Russia for such period, as compared to the Russian pharmaceutical market was as follows:

	Year ended March 31, 2026
	Increase /(Decrease)
	Dr. Reddy's		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	11.0%	3.0%	17.0%	2.1%
Over-the-counter (OTC)	8.8%	2.3%	6.6%	(4.5)%
Total (Rx + OTC)	10.0%	2.7%	12.1%	(2.0)%

As per the above referenced IQVIA report, our market shares in Russia for the years
ended March 31, 2026 and March 31, 2025 were as follows:

	Year ended March 31,
	Volume based		Value based
	2026	2025	2026	2025
Prescription (Rx)	3.8%	3.8%	1.8%	1.9%
Over-the-counter (OTC)	1.7%	1.6%	1.9%	1.8%
Total (Rx + OTC)	2.5%	2.4%	1.8%	1.8%

Other countries of the former Soviet Union and Romania:
Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.9,074 million for the year ended March 31, 2026
, an increase of 2%
compared to Rs.8,920 million for
the year ended
March 31, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, the foregoing revenues declined for the year ended March 31, 2026, primarily on account of a net decrease in the sales volumes of certain of our existing products
.

“Rest of the World” Markets
:
We refer to all markets of this segment, other than North America, Europe, Russia and other countries of the former Soviet Union, Romania and India, as our “Rest of the World” markets.
Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.23,749 million for the year ended March 31, 2026, an increase of 19% compared to Rs.19,894 million for the year ended March 31, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, the foregoing increase is largely attributable to a net increase in the sales volumes of certain of our existing products and additional revenues from new products launched between April 1, 2025 and March 31, 2026
, both of which were partially offset by a net decrease in the sales prices of certain of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues were Rs.34,773 million for the year ended March 31, 2026, an increase of 3% compared to Rs.33,846 million for the year ended March 31, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, the forgoing revenues declined by 1% for the year ended March 31, 2026, largely on account of a net decrease in sales prices of certain of our existing products.

During the year ended March 31, 2026, we filed 128 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total active worldwide DMFs as of March 31, 2026, were 1,748, including 280 active DMFs in the United States.

Gross Profit

Our total gross profit was Rs.177,264 million for the year ended March 31, 2026, representing 52.8% of our revenues for that period, compared to Rs.190,428 million for the year ended
March 31, 2025
, representing 58.5% of
our
revenues
for that period.

The following table sets forth, for the period indicated, our gross profit by segment:

		For the year ended March 31,
		2026		2025			2024
		(Rs. in millions)
		Gross Profit	% of Segment Revenue	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	169,698	56.7%		179,606	62.0%	Rs.	154,268	62.9%
PSAI		5,984	17.2%		9,157	27.1%		6,919	23.2%
Others		1,582	74.4%		1,665	77.9%		2,420	61.9%
Total	Rs.	177,264	52.8%	Rs.	190,428	58.5%	Rs.	163,607	58.6%

The gross profit as a percentage of revenue from our Global Generics segment decreased to 56.7% for the year ended March 31, 2026, from 62.0% for the year ended March 31, 2025. This decrease was largely on account of price erosion in certain of our existing products, including the impact of the SSA Claim.

The gross profit as a percentage of revenue from our PSAI segment decreased to 17.2% for the year ended March 31, 2026, from 27.1% for the year ended March 31, 2025. This decrease was primarily on account of lower operating leverage during the year ended March 31, 2026, as compared to the year ended March 31, 2025, unfavorable changes in our product mix (i.e., a decrease in the proportion of our profits from products with higher profit margins and an increase in the proportion from products with lower profit margins) and price erosion in certain of our existing products.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.106,763 million for the year ended March 31, 2026, an increase of 14% compared to Rs.93,870 million for the year ended
March 31, 2025. This increase was largely attributable to the following:

•
an increase of 8% on account of higher sales and marketing expenses, including a provision related to a field tax audit report from the Federal Tax Service authority in respect of one of our foreign subsidiaries (as described in Note 31 of these consolidated financial statements);

•
an increase of 5% on account of increased personnel costs including incremental cost towards employee benefits arising from the implementation of New Labour Codes in India (as described in Note 26 of these consolidated financial statements) as well as on account of annual raises and new hires;

•	an increase of 3% due to higher spending on other costs, including travel expenses, depreciation and amortization; and
•	the foregoing were partially offset by a decrease of 2% on account of lower legal and professional fees and freight outward expenses.

As a proportion of our total revenues, our selling, general and administrative expenses were higher at 31.8% for the year ended March 31, 2026, compared to 28.8% for the year ended March 31, 2025.

Research and development expenses

Our research and development expenses were Rs.24,058 million for the year ended March 31, 2026, a decrease of 12% compared to Rs.27,380 million for the year ended March 31, 2025. This decrease was primarily on account of lower development expenditures on certain products in our Global Generics segment, including our biosimilars business as well as in our PSAI segment.

As a proportion of our total revenues, our research and development expense were lower at 7.2% for the year ended March 31, 2026, compared to 8.4% for the year ended March 31, 2025.

Impairment of non-current assets

Impairment of non-current assets were Rs.3,519 million for the year ended March 31, 2026, compared to Rs.1,693 million for the year ended March 31, 2025. The impairment charge for the year ended March 31, 2026 was higher on account of

•	discontinuation of certain of the research and development programs associated with our Chimeric Antigen Receptor T cell (CAR T) therapy portfolio resulting in an impairment of Rs.1,291 million; and
•
impairment of intangible related to Eftilagimod Alfa pursuant to discontinuation of the Phase III study in first line non‑small cell lung cancer following the results of a futility analysis, resulting in an impairment of Rs.914 million.

Please refer to Note 11 (“Property, plant and equipment”) and Note 13 (“Other intangible assets”) of our consolidated financial statements
for further details.

Other income, net

Our other income, net was Rs.7,627 million for the year ended March 31, 2026, an increase of 75% compared to Rs.4,358 million for the year ended March 31, 2025. Our other income for the year ended March 31, 2026 was higher largely on account of gain on sale of non-current assets of Rs.1,890 million towards divestment of certain product related intangibles (i.e., trademarks). Please refer to Note 22 (“Other income, net”) of our consolidated financial statements
for further details.

Finance income, net

Our finance income, net was lower at Rs.4,132 million for the year ended March 31, 2026, as compared to Rs.4,724 million for the year ended March 31, 2025.

This decrease in net finance income was largely attributable to:

•
a decrease in fair value changes and profit on sale of financial instruments measured at FVTPL, net of Rs. 2,359 million for the year ended March 31, 2026, compared to fair value changes and profit on sale of financial instruments measured at FVTPL, net of Rs.3,544 million for the year ended March 31, 2025;

partially offset by

•	higher net foreign exchange gains of Rs.1,785 million for the year ended March 31, 2026, compared to Rs.1,322 million for the year ended March 31, 2025; and
•	lower net interest expense of Rs.12 million for the year ended March 31, 2025, compared to Rs.152 million for the year ended March 31, 2025.

Profit before tax

As a result of the above, our profit before taxes was Rs.54,817 million for the year ended March 31, 2026, a decrease of 29% compared to Rs.76,784 million for the year ended March 31, 2025.

Tax expense

Our consolidated weighted average tax rate was 22.5% for the year ended March 31, 2026, compared to 25.4% for the year ended March 31, 2025.

Our tax expense was Rs.12,351 million for the year ended March 31, 2026, compared to Rs.19,539 million for the year ended March 31, 2025.

Please refer to Note 24 (“Income taxes”) of our
consolidated financial statements
for further details.

Profit for the year

As a result of the above, our net profit was Rs.42,466 million for the year ended March 31, 2026, representing 12.6% of our total revenues for such year, compared to Rs.57,245 million for the year ended March 31, 2025, representing 17.6% of our total revenues for such year.

Profit after tax attributable to the equity holders of the parent company was Rs.42,850 million for the year ending March 31, 2026, representing 12.8% of our total revenues for such period, compared to Rs.56,544 million for the year ending March 31, 2025, representing 17.4% of our total revenues for such period.

Fiscal Year Ended March 31, 2025 compared to Fiscal Year Ended March 31, 2024

Refer to Item 5.A. of our Annual Report on Form 20-F for the fiscal year ended March 31, 2025.

Fiscal Year Ended March 31, 2024 compared to Fiscal Year Ended March 31, 2023

Refer to Item 5.A. of our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

5.B.
Liquidity and capital resources

Liquidity and working capital

We manage our liquidity by ensuring, to the extent possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to our reputation.

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development. Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements, in both the short term (i.e., the 12 months following the year ended March 31, 2026) and the long term (i.e., beyond such additional 12-month period).

As of March 31, 2026, we had working capital of Rs.134,409 million, including cash and cash equivalents of Rs.15,368 million, investments in term deposits with banks, bonds and commercial papers of Rs.36,534 million and investments in units of mutual funds of Rs.35,912 million. As of March 31, 2025, we had working capital of Rs.119,720 million, including cash and cash equivalents of Rs.14,654 million, investments in term deposits with banks, bonds and commercial papers of Rs.9,948 million and investments in units of mutual funds of Rs.33,186 million.

Our cash and cash equivalents are comprised of deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. These cash and cash equivalents included a restricted cash balance of Rs.369 million and Rs.544 million as of March 31, 2026 and 2025, respectively. These restrictions are primarily on account of balances held in unclaimed dividend accounts and other bank balances earmarked for specific purposes. Cash and cash equivalents are primarily held in U.S. dollars, Euros, Indian rupees, Russian rubles, Canadian Dollar, Australian Dollar, Chinese yuans (Renminbi), Romanian new leus and U.K. pounds sterling.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the years presented:

	For the year ended March 31,
	2026		2025		2024
	( Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	56,755	Rs.	46,428	Rs.	45,433
Investing activities		(65,513)		(58,077)		(40,283)
Financing activities		8,290		18,911		(3,763)
Net increase/(decrease) in cash and cash equivalents	Rs.	(468)	Rs.	7,262	Rs.	1,387

In addition to cash, inventory and accounts receivable, we had uncommitted lines of credit of Rs.49,109 million as of March 31, 2026 from our banks for working capital requirements. We draw upon these lines of credit based on our working capital requirements.

Cash Flow from Operating Activities

Year ended March 31, 2026 compared to year ended March 31, 2025

Our operating activities resulted in net cash inflows of Rs.56,755 million and Rs.46,428 million for the years ended March 31, 2026 and 2025, respectively.

The increase in net cash inflow of Rs.10,327 million was primarily due to a decrease in our working capital requirements, largely on account of:

•
a decrease in other assets and other liabilities, net by Rs.897 million for year ended March 31, 2026, as compared to an increase in other assets and other liabilities, net of Rs.7,293 million for the year ended March 31, 2025. Such decrease was primarily due to a decrease in our balances in government incentives receivable and an increase in other current liabilities during the year ended March 31, 2026; and

•	an increase in inventories by Rs.8,601 million for the year ended March 31, 2026, as compared to Rs.12,753 million for the year ended March 31, 2025.

Our average days’ sales outstanding (“DSO”) as of March 31, 2026 and March 31, 2025 were 108 days and 95 days, respectively. The increase in our DSO was primarily on account of (a) changes in the mix of our receivables, due to an increase in the proportion of our receivables having longer credit periods in the United States during the year ended March 31, 2026, (b) a decrease in the proportion of our trade receivables being de-recognized pursuant to a factoring arrangement with certain banks in Russia during the year ended March 31, 2026, as compared to the de-recognition for the year ended March 31, 2025, and (c) an increase in trade receivables from customers in our NRT business during the year ended March 31, 2026.

Year ended March 31, 2025 compared to year ended March 31, 2024

Our operating activities resulted in net cash inflows of Rs.46,428 million and Rs.45,433 million for the years ended March 31, 2025 and 2024, respectively.

The increase in net cash inflow of Rs.995 million was primarily due to a decrease in our working capital requirements.

Our average days’ sales outstanding (“DSO”) as of March 31, 2025 and March 31, 2024 were 95 days and 103 days, respectively.

Cash Flow from Investing Activities

Year ended March 31, 2026 compared to year ended March 31, 2025

Our investing activities resulted in net cash outflows of Rs.65,513 million and Rs.58,077 million for the years ended March 31, 2026 and 2025, respectively, the increase was primarily on account of the following:

•
net purchases of other investments of Rs.27,116 million for the year ended March 31, 2026, as compared to net proceeds from sale of other investments of Rs.25,118 million for the year ended March 31, 2025; and

•
acquisition of property, plant and equipment, and other intangible assets, net of disposals, of Rs.36,715 million for the year ended March 31, 2026, as compared to Rs.33,154 million for the year ended March 31, 2025. The amount spent during the year ended March 31, 2026 includes:

o
Rs.23,017 million towards property, plant and equipment to expand our production capacity for multiple products in various manufacturing and research and development facilities, primarily in our “Formulations Srikakulam Plant 11” and “API Srikakulam Plant”; and

o	Rs.7,478 million for the acquisition of STUGERON® and Progynova® trademarks in India.
(Refer to Note 13 of these consolidated financial statements for further details).

•
the above increases in cash outflow towards investing activities during the year ended March 31, 2026 were partially offset due to the payment of Rs.53,096 million to Haleon UK Enterprises Limited for the acquisition of consumer healthcare brands in NRT category during the year ended March 31, 2025, as compared to Rs.3,152 million during the year ended March 31, 2026. (Refer to Note 35.B of these consolidated financial statements for further details)

Year ended March 31, 2025 compared to year ended March 31, 2024

Our investing activities resulted in net cash outflows of Rs.58,077 million and Rs.40,283 million for the years ended March 31, 2025 and 2024, respectively, the increase was primarily on account of the following
:

•
net proceeds from sale of other investments of Rs.25,118 million for the year ended March 31, 2025, as compared to net purchases of other investments of Rs.15,704 million for the year ended March 31, 2024;

•
acquisition of property, plant and equipment, and other intangible assets, net of disposals, of Rs.33,154 million for the year ended March 31, 2025, as compared to Rs.26,350 million for the year ended March 31, 2024; and

•	business acquisitions made of Rs.53,096 million for the year ended March 31, 2025, as compared to the business acquisitions made of Rs.0 million for the year ended March 31, 2024.

Cash Flow from Financing Activities

Year ended March 31, 2026 compared to year ended March 31, 2025

Our financing activities resulted in net cash inflows of Rs.8,290 million as compared to net cash outflows of Rs.18,911 million for the years ended March 31, 2026 and 2025, respectively, the increase was primarily on account of the following:

•
net proceeds from short-term borrowings of Rs.20,257 million for the year ended March 31, 2026, as compared to net proceeds from short-term borrowings of Rs.24,490 million for the year ended March 31, 2025;

•	payments of dividends of Rs.6,659 million for the year ended March 31, 2026, as compared to payments of dividends of Rs.6,662 million for the year ended March 31, 2025;
•	interest payments of Rs.4,441 million for the year ended March 31, 2026, as compared to interest payments of Rs.3,483 million for the year ended March 31, 2025;
•
payments of the principal portion of lease liabilities of Rs.1,263 million for the year ended March 31, 2026, as compared to payments of the principal portion of lease liabilities of Rs.1,294 million for the year ended March 31, 2025;

•
payments
made for the purchase of treasury shares of Rs.0 million for the year ended March 31, 2026, as
compared to
payments
made for the purchase of treasury shares of Rs.1,389 million for the year ended March 31, 2025; and

•
proceeds from the issuance of
non-controlling interest (“NCI”)
equity shares in a subsidiary of Rs.0 million for the year ended March 31, 2026, as compared to proceeds from issuance of NCI equity shares in a subsidiary of Rs.7,056 million for the year ended March 31, 2025.

Year ended March 31, 2025 compared to year ended March 31, 2024

Our financing activities resulted in net cash inflows of Rs.18,911 million as compared to net cash outflows of Rs.3,763 million for the years ended March 31, 2025 and 2024, respectively, the increase was primarily on account of the following:

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

•
payments
made for the purchase of treasury shares of Rs.1,389 million for the year ended March 31, 2025, as
compared to
payments
made for the purchase of treasury shares of Rs.0 million for the year ended March 31, 2024; and

•
proceeds from the issuance of
non-controlling interest (“NCI”)
equity shares in a subsidiary of Rs.7,056 million for the year ended March 31, 2025, as compared to proceeds from issuance of NCI equity shares in a subsidiary of Rs.0 million for the year ended March 31, 2024.

Principal debt obligations

The following table summarizes our principal debt obligations (excluding obligations under leases) outstanding as of March 31, 2026:

	Payments due by period
Principal debt obligations	Total		Less than 1 year		1-5 years		More than 5 years
	(Rs. in millions)
Short-term borrowings (includes bank overdraft)	Rs.	59,135	Rs.	59,135	Rs.	-	Rs.	-
Long-term borrowings	Rs.	3,799	Rs.	3,799	Rs.	-	Rs.	-
Total obligations	Rs.	62,934	Rs.	62,934	Rs.	-	Rs.	-

Annual rate of interest

The following table provides details of annual rates of interest for our principal debt obligations (excluding obligations under leases) outstanding as of March 31, 2026:

Debt	Amounts in Millions	Currency (1)	Interest Rate (2)
Working capital borrowings And Pre-shipment credit	59,135	RUB	Key rate + 348 bps to 398 bps
		MXN	TIIE + 1.35%
		INR	T-bill + 35 bps to 55 bps
			REPO + 75 bps
		BRL	CDI+1.55%
Long term borrowings	3,799	INR	3 Months T-bill + 84 bps

(1)	“BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos and “RUB” means Russian rubles.
(2)
“CDI” means Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia,
“REPO” means the “Repurchasing option”
rate published by the Reserve Bank of India , “SOFR” means Secured Overnight Financing Rate, “T-bill” means India Treasury bill interest rate, “TIIE” means the Equilibrium Inter-Banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

Our short-term borrowings from banks are repayable within 6 to 12 months from the date of drawdown. Our objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and continuing availability of funds.

Subject to obtaining certain regulatory approvals, there are no legal or economic restrictions on the transfer of funds between us and our subsidiaries or for the transfer of funds in the form of cash dividends, loans or advances.

Consistent with our risk management policy, we use interest rate swaps to mitigate the risk of changes in interest rates.

Material cash requirements

During the year ended March 31, 2026 our principal cash requirements were utilized for the purchase of property, plant and equipment of Rs.23,017 million, other intangible assets of Rs.13,698 million and investments of Rs.27,116 million.

As of March 31, 2026, we had committed to spend Rs.9,716 million in capital expenditures under agreements to purchase property, plant and equipment. These amounts are net of capital advances paid in respect of such purchase commitments.

These commitments will be funded through the cash flows generated from operations, cash and cash equivalents, other investments and the cash flows from borrowings as required.

As of March 31, 2026 and 2025, we had uncommitted lines of credit from banks of Rs.49,109 million and Rs.50,904 million, respectively.

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

In the years ended March 31, 2026, 2025 and 2024, we expended Rs.24,058 million, Rs.27,380 million and Rs.22,873 million, respectively, on research and development activities. These increases were primarily on account of higher developmental expenditures in our Global Generics business and PSAI business. Each of these business segments has its own research and development and patent policies, and has numerous products in various stages of development. For further information on these policies and these products, see “Item 4. Information on the Company - Item 4.B Business overview.”

Patents, Trademarks and Licenses

We have filed and been issued num
e
rous patents in our principal areas of operations: Global Generics and Pharmaceutical Services and Active Ingredients. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2026, we have more than 2,676 trademarks filed with the Registrar of Trademarks in India which are either registered or are pending registration. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

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

Military conflicts

Countries and regions experiencing political and economic instability or armed conflicts (including Russia, Ukraine and the Middle East) can have adverse business, operational or financial impacts on us. For example, geopolitical instability and armed conflict and hostilities have disrupted and may continue to disrupt global supply chains, trade routes, energy markets, and transportation infrastructure. Current instability in the region has contributed to volatility in crude oil, natural gas, and petrochemical markets, which directly and indirectly affect the cost and availability of key pharmaceutical inputs, including solvents, intermediates, excipients, and packaging materials. Increases in energy linked input costs and related supply interruptions could raise our cost of goods sold, compress margins, and adversely impact profitability coverage, especially for products subject to fixed pricing, regulated pricing environments, or long term supply contracts.

We are exploring several strategies to strengthen our business continuity safeguards, including diversified supply procurement and alternative coverage solutions.

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

Others

For additional trend information, please see “Item 5.A - Fiscal Year Ended March 31, 2026 compared to Fiscal Year Ended March 31, 2025” and “Item 4. - Information on the Company”.

5.E.
Critical Accounting Estimates

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.
Directors and senior management

The list of our directors and executive officers and their respective age and position as of March 31, 2026 was as follows:

Directors Name (1)	Age (in yrs.)	Position
Mr. K. Satish Reddy (2)(3)	58	Chairman
Mr. G.V. Prasad (2)(4)	65	Co-Chairman and Managing Director
Mr. Leo Puri	65	Director
Ms. Shikha Sharma	67	Director
Dr. K.P. Krishnan	66	Director
Ms. Penny Wan	60	Director
Mr. Arun M. Kumar	73	Director
Dr. Claudio Albrecht	66	Director
Dr. Alpna Seth	62	Director
Mr. Sanjiv Mehta	65	Director

(1)	Except for Mr. K. Satish Reddy and Mr. G.V. Prasad, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.
(2)	Full-time director.
(3)	Brother-in-law of Mr. G.V. Prasad.
(4)	Brother-in-law of Mr. K. Satish Reddy.

The Board of Directors at its meeting held on May 12, 2026, approved the appointment of Mr. Srikanth Velamakanni as an Additional Director, categorized as an Independent Director. Such appointment is for a term of five consecutive years, from July 1, 2026 to June 30, 2031, not liable to retire by rotation. Such appointment is subject to the approval of the shareholders at the ensuing annual general meeting.

Executive Officers

We classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is also referred to as our senior management. The list of our executive officers and their details as of March 31, 2026 was as follows:

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
Mr. K. Satish Reddy Chairman	B. Tech., M.S. (Medicinal Chemistry)	58	34	January 18, 1993	Promoter Director, Globe Organics Limited
Mr. G.V. Prasad Co-Chairman and Managing Director	B. E. (Chem. Eng.), M.S. (Indl. Admn.)	65	42	June 30, 1990	Promoter Director, Benzex Labs Private Limited
Mr. Erez Israeli Chief Executive Officer	Graduate Bar Ilan University MBA in Finance and Marketing Bar Ilan University	59	32	April 2, 2018	Executive Officer, Enzymotec
Mr. M.V. Narasimham Chief Financial Officer	Chartered Accountant	57	34	June 12, 2000	Executive, Sanmar Group
Mr. M.V. Ramana Chief Executive Officer, Global Generics (1)	MBA	57	34	October 15, 1992	-
Mr. Sanjay Sharma Chief Operating Officer (2)	B. Tech (IIT), Business Leader’s program (IIM) and General Management program (IIM)	57	35	August 1, 2017	Integrated Supply Chain Operations (Coca Cola) for India and South Asia
Mr. Deepak Sapra Chief Executive Officer – API and Services	B.E., PGDM, MBA	51	26	January 23, 2003	Asst. Divisional Engineer, Indian Railways
Mr. Patrick Aghanian Head - Consumer Health Organization (3)	MBA, BA	61	38	October 7, 2019	Global Head of Zentiva
Mr. Phanimitra B Chief Digital and Information Officer	Bachelors in Engineering From BITS Pilani and an MBA from IIM Bangalore	46	22	July 14, 2014	Senior Manager- Hewlett Packard
Mr. Krishna Venkatesh Global Head – Integrated Product Development Organisation (4)	MS degree in Pharmaceutics from University of Mississippi and a B. Pharm degree from BITS Pilani	52	30	March 18, 2010	Director - Teva Pharmaceuticals
Mr. Sushrut Kulkarni Global Head – Integrated Product Development Organisation (5)	Masters in Pharmacy	56	29	May 4, 2022	Executive Vice President and Head - Global Pharmaceutical Development, Glenmark
Mr. Milan Kalawadia Chief Executive Officer, North America	Bachelor of Science degree in Management Science and Information Systems from Rutgers University, School of Business; and an MBA from Carnegie Mellon University, Tepper School of Business	50	20	April 10, 2006	-
Ms. Archana Bhaskar Chief Human Resource Officer (6)	MBA (IIM)	58	36	June 15, 2017	Human Resources head (Global commercial business) Royal Dutch Shell
Dr. Jayanth Sridhar Global Head of Biologics (7)	BE, M Sc, M.Sc - Technology, PhD	55	26	May 17, 2021	Senior Vice President, Biological E. Limited
Mr. M.S. Madhu Sundar Global Head - Quality and Pharmacovigilance (8)	M. Tech (IIT)	52	28	October 23, 2017	Proprietor, Quest Consulting
Mr. Sandeep Khandelwal, Global Generics India Head (9)	MBA (NMIMS)	51	28	October 3, 2018	Commercial Director (Women’s Health, Gastroenterology, Hepatic Care & OTC) Abbott India Limited

(1)	The designation of Mr. M.V. Ramana has changed from Chief Executive Officer, Branded Markets (India and Emerging Countries) to Chief Executive Officer, Global Generics, effective from April 1, 2026.
(2)	The designation of Mr. Sanjay Sharma has changed from Global Head Operations and Chief Human Resources Officer (CHRO) to Chief Operating Officer, effective from April 1, 2026.
(3)	The designation of Mr. Patrick Aghanian has changed from Chief Executive Officer, Europe Generics to Head - Consumer Health Organization, effective from April 1, 2026.
(4)	The designation of Mr. Krishna Venkatesh has changed from Global Head of Quality & Pharmacovigilance to Global Head - Integrated Product Development Organisation , effective from April 1, 2026.
(5)	Mr. Sushrut Kulkarni resigned from the position of Global Head of Integrated Product Development Organsiation effective as of close of business hours on May 8, 2026.
(6)	Ms. Archana Bhaskar resigned from the position of Chief Human Resource Officer effective as of close of business hours on November 30, 2025.
(7)	Dr. Jayanth Sridhar resigned from the position of Global Head of Biologics effective as of close of business hours on January 31, 2026.
(8)	Mr. M.S. Madhu Sundar was elevated as Global Head of Quality and Pharmacovigilance and was also inducted as a member of our Management Council, effective from April 1, 2026.
(9)	Mr. Sandeep Khandelwal, our Global Generics India Head, was inducted as a member of our Management Council, effective as of May 12, 2026.

There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of our Management Council.

Mr. K. Satish Reddy
is the Chairman of our company. He joined us in 1993 and since then has held positions of increasing responsibility. He led the organization’s transition from a uni-focused manufacturer of active pharmaceutical ingredients (API) to a company that moved up the value-chain with a diverse product portfolio of Finished Dosage Formulations. He oversaw the expansion and establishing of a strong footprint for finished dosage products in Russia, China and other emerging markets.

As an active member of various major pharmaceutical industry associations and governmental panels, Mr. K. Satish Reddy plays a key role in shaping policies concerning the pharmaceutical sector that include India’s patent law, drug pricing and important amendments to India’s Drugs & Cosmetics Act. He is the Member of the Confederation of Indian Industry (“CII”) Governing Council and a Member of the International Generic and Biosimilar Medicines Association (“IGBA”) CEO Advisory Committee. He also plays a key role in shaping skill development in India. Mr. K. Satish Reddy is the governing board member of the Young India Skill University and in the past, he was the Chairman of the Life Sciences Skill Development Council under The National Skill Development Corporation (“NSDC”), an organization, working in partnership with various stakeholder groups, to serve and address the skill shortfalls in the life sciences sector across India. He has also led various National Committees on the India G20 Presidency for 2023. He was the President of the Indian Pharmaceutical Alliance, a premier industry association of leading research based Indian companies from 2019-2021 and 2013-2015. He was the Chairman of the Board of Governors of the National Institute of Pharmaceutical Education and Research (“NIPER”) Hyderabad. He was a member of the Drugs Technical Advisory Board of India, the Chairman of the Andhra Pradesh Chapter of the CII and head of its National Committee on Pharmaceuticals. In May 2015, the Ministry of Labour and Employment, Government of India, nominated him as Chairman of the Board of Governors of the National Safety Council.

Keeping true to the legacy of the founder of our company, Dr. Anji Reddy, he drives our Corporate Social Responsibility initiatives. The Dr. Reddy’s Foundation, of which Mr. K. Satish Reddy is Chairman, works to help the less privileged create sustainable livelihoods through appropriate vocational education. He is a Trustee of the Naandi Foundation, which works in the areas of child rights and education, safe drinking water, agriculture export marketing support and other much needed empowerment initiatives that India need. He is also one of the Directors of Dr. Reddy’s Institute of Life Sciences, the not-for-profit institute engaged in pioneering and innovative research in unifying areas of chemistry, biology and chemical biology. Mr. K. Satish Reddy was identified as a “Young Global Leader for 2007” by the World Economic Forum, and was presented with the “IBLA - India Corporate Citizen of the Year” award by CNBC in 2005 for his contributions to Corporate Social Responsibility. He holds a degree in Chemical Engineering from Osmania University, India, and an M.S. in Medicinal Chemistry from Purdue University, USA, where he received the 2009 Distinguished Alumnus Award from the School of Pharmacy and Pharmaceutical Sciences.

Mr. G.V.
Prasad
holds a graduate degree in Industrial Administration from Purdue University and an undergraduate degree in Chemical Engineering from the Illinois Institute of Technology, Chicago.

He has been associated with Dr. Reddy’s since 1986 as a Board Member and has been in a full-time executive role since 1990. Under his leadership, Dr. Reddy’s has evolved from a midsized domestic enterprise into a diversified and trusted global pharmaceutical company, with revenues of nearly U.S.$3.6 billion in the year ended March 31, 2026. Mr. Prasad strongly emphasizes Deep Science, Good Governance, Progressive People Practices, and Sustainability, and actively mentors leaders to help them realize their full potential while contributing meaningfully to society.

He is deeply engaged in social and environmental initiatives and is actively involved with non-governmental organizations such as Aakar Asha Trust, which operates a free hospital providing corrective surgeries for children with deformities, and the World Wide Fund for Nature (“WWF”), Telangana Chapter. He also serves as a Board Member of the Indian School of Business (“ISB”).

Mr. Prasad has been serving as the Honorary Consul of the Kingdom of Belgium in Hyderabad since April 2019, contributing to the strengthening of bilateral economic, academic, and cultural ties between Belgium and India.

Outside of his professional commitments, he is a photography enthusiast, avid birdwatcher, and keen traveller, with a particular interest in wilderness destinations.

In recognition of his leadership and impact, Mr. Prasad was named among the “Top 50 CEOs India Has Ever Had” by Outlook magazine in 2017 and was recognized as one of the “Top 5 Most Valuable CEOs of India” by Businessworld in 2016. He was also featured in the Medicine Maker 2018 Power List of influential professionals shaping the future of drug development and was named India Business Leader of the Year by CNBC Asia in 2014 and 2015.

Mr. Leo Puri
has been a member of our Board of Directors since October 2018, and serves as the lead independent director. Mr. Puri was the Managing Director of UTI Asset Management Co. Ltd. from August 2013 to August 2018. Mr. Puri served as the Chairman of JP Morgan Chase for South and South East Asia in 2020-2024.

In his career of
nearly four decades, he worked as Director with McKinsey and Company and as Managing Director with Warburg Pincus. Mr. Puri has worked in the United Kingdom, the United States and Asia. Since 1994, he has primarily worked in India. At McKinsey, he has advised leading financial institutions, conglomerates and investment institutions in strategy and operational issues. He has contributed to the development of knowledge and public policy through advice to regulators and government officials. At Warburg Pincus, he was responsible for leading and managing investments across industries in India. He also contributed to financial services investments in the international portfolio as a member of the global partnership. Mr. Puri is an independent director on the Board of Amadeus IT group based in Madrid, and is the independent chairman of Fortis Healthcare Ltd. He has served as an independent director on the boards of Tata Sons, Hindustan Unilever, and Infosys in the past. Mr. Puri has a Master’s degree in P.P.E. from University of Oxford, and a Master’s degree in Law from University of Cambridge.

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

Ms. Sharma was a member of the Reserve Bank of India (“RBI”) Technical Advisory Committee, the RBI’s panel on Financial Inclusion, and the RBI’s Committee on Comprehensive Financial Services for Small Businesses and Low-Income Household. She chaired CII’s National Committee on Banking from 2015-2017. Ms. Sharma holds an MBA from the Indian Institute of Management, Ahmedabad, B.A. (Hons.) in Economics and a Post Graduate Diploma in Software Technology from National Centre for Software Technology (“NCST”), Mumbai. Ms. Sharma is also a director on the Boards of Mahindra and Mahindra Ltd, Mahindra Electric Automobile Ltd, Piramal Finance Limited, Tata Consumer Products Ltd, Tata Digital Private Ltd and Tech Mahindra Ltd. She is also an advisor to Piramal Finance Ltd
.

Dr. K.P. Krishnan
served in the Indian Administrative Service (“IAS”) for 37 years and retired on 12/31/2019. In his IAS career, he served in various positions in the Government of Karnataka, in the Government of India and at the World Bank. Besides field positions like District Collector Mangalore, he served in Government of Karnataka departments dealing with agriculture, co-operatives and marketing, urban development and infrastructure, commercial taxes and finance.

His key roles in the Government of India include:

1.	Secretary, Ministry of Skill Development and Entrepreneurship (2/1/2017 to 12/31/2019);

2.	Special/Additional Secretary, Department of Land Resources, Ministry of Rural Development (2014-2017);

3.	Additional Secretary, Department of Economic Affairs, Ministry of Finance (2013- 2014);

4.	Secretary, Prime Minister’s Economic Advisory Council (2010- 2012); and

5.	Joint Secretary, Department of Economic Affairs, Ministry of Finance (2005-2010).

In these positions, he served on the boards of corporations, banks as well as boards of statutory regulatory authorities.

In parallel with his government career, Dr. Krishnan has been a strong researcher and academic. Besides being visiting faculty at IIM Bangalore, ISB and Ashoka University, he held the prestigious Bok Visiting Professorship of Regulation at the University of Pennsylvania Law School in 2012-13. From 8/7/2020 until 12/31/2021, he served as the IEPF Chair Professor of Economics at the National Council of Applied Economic Research (NAER) New Delhi. From Feb, 2022 to Feb., 2024, he also served as Honorary Research Professor at the Centre for Policy Research (CPR) New Delhi and at present he is Distinguished Fellow at the Isaac Centre for Public Policy, Ashoka University.

At present, he is an independent Director/advisory board member of both for-profit companies and non-profit organizations, including Tata Consumer Products Ltd., Dr. Reddy’s Laboratories Ltd., Shriram Capital Pvt. Limited, ASREC India Ltd, Helios Trustee Private Ltd., CUPDF, IIHS, Razorpay Advisory Board and Sanmar Group Corporate Board.  Dr. Krishnan was educated in Economics at St. Stephens College and Law at the Campus Law Centre University of Delhi. He joined IIM Bangalore in 1999 and was awarded FPM (Ph.D) in Economics in the 2003 graduation ceremony.

Ms. Penny Wan
has been a member of our Board of Directors since January 2022. She previously served as Amgen’s Vice President of the Japan and Asia Pacific region. With over 20 years of experience in the biopharmaceuticals industry, she led Amgen’s geographic expansion efforts in the region. Since joining Amgen in 2014, she has been instrumental in building its commercial presence across the region, ensuring that innovative medicines reach patients, payers and physicians in these markets. Prior to Amgen, Ms. Wan was General Manager of Roche Pharma China, which became one of the fastest growing multinational corporations in that country. She spearheaded innovative partnership solutions with government, professional and patient groups to improve access and outcomes for patients. Ms. Wan also worked in the pharmaceuticals division of Wyeth, where she held various management, marketing and commercial positions in the United States, Hong Kong, and Taiwan. During her time in China, Ms. Wan served as an executive committee member of RDPAC (R&D based Pharmaceutical Association Committee), where she led the industry-shaping efforts in biologics and served as Vice President of the Shanghai Association of Enterprises with Foreign Investments. She received the 2013 White Magnolia Memorial Award from the Shanghai municipality in recognition of her contributions to the city. Ms. Wan brings deep experience across healthcare. She has comprehensive management experience and strategic skills in leading sales and marketing, manufacturing, business development, start-up, country and regional operations in global markets, including China and Japan in world class pharma and healthcare companies. Additionally, Ms. Wan has worked across multiple sectors in pharmaceuticals, infant formula, nutrition, vaccines, immunology, oncology, cardiovascular, bone and mental health, among others. Ms Wan co-founded and is the chairwoman of Heranova Life Sciences Holding. Ms. Wan holds a Graduate Diploma in business administration from Monash University and Chinese University of Hong Kong and a Bachelor of Science in Biochemistry and Pharmacology from Monash University of Australia.

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

During that time, Mr. Arun also had a special focus on the U.S.-India economic relationship, helping establish high level bilateral dialogues in areas ranging from innovation to infrastructure and working closely with the U.S. India CEO Forum. Prior to his nomination by President Obama, Mr. Arun was a partner at KPMG LLP in the United States and was a member of the Board of the firm. Based in Silicon Valley, he led KPMG’s Management Consulting practice in the West. Before joining KPMG, he was a co-founder, CEO, and CFO of three technology companies in Silicon Valley; over the years, Mr. Arun has been a mentor to entrepreneurs in Silicon Valley and India. Mr. Arun is a member of the Council on Foreign Relations. Mr. Arun is an advisor to the Board of Directors of the U.S.-India Business Council. He serves on the board of Indiaspora, an organization that links accomplished and influential people of Indian origin in many countries to enhance the relationships between their country of residence and India. Mr. Arun serves as a director on the Board of our wholly owned U.S. subsidiary Dr. Reddy’s Laboratories Inc. and serves as a Nominee Director on the Board of Agnikul Cosmos Private Limited. He is the author of “The Global Trade Paradigm,” published by HarperCollins in 2023. Mr. Arun received his master’s degree from the MIT Sloan School of Management. He earned his undergraduate degree, in physics, as a National Science Talent Scholar, from the University of Kerala.

Dr. Claudio Albrecht
most recently is a co-founder and managing partner of Albrecht, Prock & Partners and, until August 31, 2018, was the CEO of the publicly listed STADA AG. Before this assignment Dr. Albrecht worked in and with the Generic industry for more than 30 years. Dr. Albrecht started his pharmaceutical career at Sandoz in 1987 in Austria and became General Manager of its generic businesses in the Netherlands, in Germany and the USA, before leaving to become CEO of the Ratiopharm Group in 2000. In his time as CEO of the Ratiopharm Group, he was driving the internationalization process of the German drug maker beyond Europe and was material in the initiation of the development, manufacturing and commercialization project of Ratiopharm’s Biosimilars program. Ratiopharm was first to market with the Biosimilar Filgrastim in Europe. In 2007, Dr. Albrecht founded together with Peter Prock the strategy consulting firm CoMeth in Slovakia before he was asked to assume the role of CEO and Chairman of the Board of the Actavis Group. Actavis was operating in over 50 countries worldwide with standalone 2012 revenues in excess of € 2 billion. Under his leadership, Actavis was sold to Watson for U.S.$ 6 billion, which represented an above average industry multiple. As CEO of Actavis, Dr. Albrecht initiated a total turn around process and started a joint venture for the development and commercialization of recombinant Insulin and its analogues with the objective to build the first Generic “one stop shop” in Diabetes. After the divestiture of Actavis, Dr. Albrecht founded with Peter Prock the Zug/Switzerland based Albrecht, Prock & Partners AG (“AP&P”). Together with private equity and strategic investors, AP&P worked on numerous acquisition projects amongst which, the Take Private initiative for STADA AG was the most significant. STADA AG was the largest leveraged buyout of a German listed company ever. Dr. Albrecht agreed to manage the company for an interim period of one year and led all the necessary changes and strategic initiatives. In September 2018, Dr. Albrecht returned to AP&P. Claudio holds a PhD in law.

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

Biographies - Executive Officers

Mr. Erez Israeli
is Chief Executive Officer of our company and prior to that he was our Chief Operating Officer and the Global Head of Generics and PSAI business. He joined us in 2018. With over 32 years of experience in the pharmaceutical industry, Mr. Israeli is an accomplished leader with a proven track record of achievement. Prior to joining us, Mr. Israeli was President and Chief Executive Officer of Enzymotec. Prior to that, he spent 23 years working at Teva Pharmaceutical Industries Limited (“Teva”), where he held several leadership positions in the API and pharmaceutical (Generics, Specialty and OTC) businesses. His positions of responsibility included Vice President Marketing & Sales for North America, Vice President Asia Operations, President of Teva API, Group Executive Vice President, Head of Global Quality, and President & CEO of Growth Markets. He was also the Head of the Global Quality function for Teva and has held Board positions at subsidiaries of Teva. He graduated from Bar Ilan University in Israel, majoring in art, economics and business administration, and received an MBA in Finance and Marketing from Bar Ilan University. Under Mr. Israeli leadership, our company has seen significant growth in both revenue and profitability. Our company has concluded acquisitions of key assets in India and internationally as well as launched several first-to-market products. Mr. Israeli has also steered us through our pandemic response, ensuring that commitments to supply medicines to patients and to employees’ safety are met. Under Mr. Israeli’s guidance, we have also broken new ground on digitalization across Research & Development, Manufacturing and Sales – along with our focus on innovation, this will yield significant dividends in the years to come.

Mr. M.V. Ramana
is our Chief Executive Officer, Global Generics and leads innovation for our company. In this role, he leads a multicultural team in 45 countries. A passionate believer in the organization’s purpose of accelerating access to innovative and affordable healthcare, Mr. Ramana has spearheaded our company’s foray into several new markets and spaces and has secured its position as an established generics leader in them. He is also a member of the Management Council of our company. As the CEO of Branded Markets, Mr. Ramana is responsible for dealing with complex, ambiguous business environments which present a huge growth potential. In doing so, Mr. Ramana has been able to think ahead and build robust strategies which have delivered market beating growth in their respective spaces. Not only has he been able to push the envelope on new therapy areas, but has also built new age skills in the space of sales, marketing and portfolio building. Mr. Ramana has demonstrated ambidexterity and an appetite for risk as he spearheads disruptive spaces, navigating new business models and leveraging both deep science and technology platforms. Leading multiple workstreams across business units and geographies, he is currently engaged in building the Innovative Products side of the business across our company. Mr. Ramana joined us as a Management Trainee in 1992 in the International Marketing division of our Branded Formulations business. Since then, he has handled various critical assignments such as setting up the business in several countries across Asia, Latin America, Africa Russia, and the Middle East, as well as our joint venture in China. He holds an MBA from Osmania University, Hyderabad and is a graduate of the ISB-Kellogg management development program.

Mr. Sanjay Sharma
is our Chief Operations Officer.  He is a transformational leader with close to 35 years in the fast moving consumer goods and pharmaceuticals industries, handling a diverse set of roles spanning across Manufacturing, Supply Chain, Procurement, Sales, Portfolio Management and E
nvironmental, Social and Governance
(“ESG”) functions in both emerging and developed markets. In his present role, he is our head of Global Manufacturing Operations and leads our Product Selection to Commercialization, end-to-end Operations and ESG .  He also handles the responsibility of Chief Human Resources Officer (“CHRO”).

Prior to joining our company, he worked with Hindustan Coca-Cola as a Whole Time Director, where he led their Integrated Supply Chain Operations for India and South Asia.

Sanjay holds a bachelor’s degree in Chemical Engineering from IIT Delhi, and General Management from IIM Ahmedabad. He recently completed the Advanced Management Program (AMP) at Harvard Business School.

Mr. Deepak Sapra
is the Chief Executive Officer of API and Services. As part of his role, he heads our API business, the Aurigene Pharmaceutical Services Limited (“APSL”) business, public health initiatives and business-to-business collaborations for our company.

Mr. Sapra joined our company in 2003 from the Indian Institute of Management (“IIM”), Bangalore and has since then undertaken various roles in Marketing, Sales, Business Development and Portfolio covering most markets around the world. He also led our COVID initiatives on therapeutics as well as on vaccines. Mr. Sapra’s education is in engineering and management.

Prior to joining our company, he worked in the Indian Railway Services, Government of India. He has also been a Fulbright fellow and a Chevening scholar. He is a published author and his first book was published in 2018. He is also the co-founder of a charitable trust that works for people with disabilities in eastern India.

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

Mr. Phanimitra B.
serves as the Chief Digital and Information Officer of our company. In this role, he has global responsibility for Digital Transformation, Process Excellence and Information Technology Management of our company. Mr. Phanimitra joined our company in 2014 and played various roles – setting up the Analytics Centre of Excellence, leading corporate strategy and digital transformation for Dr. Reddy’s India and our Emerging Markets businesses. Before joining our company, he worked with Hewlett Packard for over 11 years with roles in strategy, analytics & transformation consulting for customers across industries in the United States, India and Asia-Pacific region. In 2021, he was listed in the Analytics India Magazine’s 50 Most Influential AI Leaders in India. He holds a Bachelors in Engineering from BITS Pilani and an MBA from IIM Bangalore.

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

Mr. M.V. Narasimham
serves as the Chief Financial Officer of our company. With a distinguished career spanning over three decades, he brings a wealth of expertise and strategic insights to the role. He is a Chartered Accountant by qualification and has held various pivotal positions within our company since joining in 2000. In his previous capacity as Deputy Chief Financial Officer of the company, he was responsible for global commercial business finance and global taxation, overseeing critical financial functions that spanned across geographies. His leadership was instrumental in steering the financial operations of our Pharmaceutical Services and Active Ingredients (PSAI) and Global Generics segments from 2006 to 2012. Under his stewardship, these businesses experienced significant growth and operational efficiencies. Since 2012, Mr. Narasimham has been at the helm of Corporate Finance, managing crucial areas such as Direct and Indirect Taxation, Consolidation, and Corporate Analytics. His role extended beyond traditional finance, encompassing the comprehensive management of our Global Business finance, including both India and international operations. His deep understanding of complex financial landscapes and his commitment to excellence have consistently driven our company’s financial strategy and performance.

Mr. Krishna Venkatesh
serves as our Global Head of the Integrated Product Development Organization (“IPDO”). With over 29 years of experience in the pharmaceutical industry, he brings deep expertise across product development, process engineering, technology transfer, quality, and manufacturing operations.

Mr. Venkatesh is passionate about building and enabling high‑performing management teams to drive sustainable business growth and operational excellence. He remains strongly committed to delivering long‑term value through innovation, collaboration, and disciplined execution.

Over the course of his distinguished career, he has worked with leading global pharmaceutical organizations, including Barr Pharmaceuticals and Teva Pharmaceuticals in the United States.

Mr. Venkatesh is a graduate of the General Management Program at Harvard Business School. He holds a Master’s degree in Pharmaceutical Sciences from the University of Mississippi and a Bachelor of Pharmacy (B.Pharm) from BITS Pilani.

Mr. Milan Kalawadia
serves as Chief Executive Officer, North America, and is based out of our Princeton, New Jersey office. He is responsible for leading our North America business and serves as a member of the Board of Dr. Reddy’s Laboratories, Inc. Mr. Kalawadia is an accomplished senior executive, having served our company in various positions of increasing responsibility for more than 20 years. Prior to his appointment as CEO-North America, Mr. Kalawadia served as Chief Commercial Officer-North America, responsible for the customer-facing and commercialization operations for the three main verticals of the core North America business: retail Rx, hospital/institutional injectable, and private label OTC. Mr. Kalawadia’s efforts as Chief Commercial Officer-North America were instrumental in driving our North America business to three consecutive years of growth over the $1 billion revenue threshold. He led the early efforts to develop strategies for our Biosimilars and Self-care & Wellness business units in the United States. He also played a critical role in driving various new growth initiatives, including the acquisition of over-the-counter brands; the development of our e-commerce presence on Amazon; and engaging with alternate channel partners.  Mr. Kalawadia holds a Bachelor of Science degree in Management Science and Information Systems from Rutgers University, School of Business; and a Master of Business Administration degree from Carnegie Mellon University, Tepper School of Business.

Mr. Madhu Sundar
joined the company in October 2017 as the site head of the Pydibimavaram oral solid dose (“OSD”) cluster and has assumed responsibilities of increasing significance since. His last role was Head of Manufacturing for its OSD sites of the manufacturing network. His professional experience of 28 years span across manufacturing, Research & Development, Quality and Regulatory affairs between API and dosage forms. Among his professional interests are exploring the latest trends of digital in manufacturing, process analytical technologies and Lean. Mr. Madhu is a post graduate in Chemistry and a M. Tech in Chemical Analysis from IIT Delhi.

Mr. Sandeep Khandelwal
serves as our
Global Generics India Head
and leads the company’s business across Asia-Pacific, Australia, Africa, Ukraine, Romania and other countries of the former soviet union (other than Russia). Sandeep brings 28 years of leadership experience across General Management, Sales, Marketing and functional roles, with deep sectoral expertise spanning pharmaceuticals, OTC products, fast moving consumer goods (FMCG) and consumer durables.

Prior to joining our company, Mr. Khandelwal held leadership positions at Abbott India, Marico Limited & Godrej-GE Appliances. He represents the organization at leading industry forums such as The Federation of Indian Chambers of Commerce and Industry (FICCI) and the Indian Pharmaceutical Alliance (IPA). He holds a Bachelors in Engineering from Mumbai University and an MBA from the Narsee Monjee Institute of Management Studies (NMIMS)
.

6.B.
Compensation

Directors’ compensation

Full-Time Directors
: The compensation of our Chairman and our Co-Chairman and Managing Director (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. They are not eligible to participate in our stock option plans. The Nomination, Governance and Compensation Committee of the Board of Directors recommends the compensation for full-time directors. The compensation of the full-time directors is then approved by the Board. Appointment/re-appointment/compensation of the full-time directors is placed for approval of shareholders along with the proposal for their appointment or re-appointment. The salary, commission and benefits of the full-time directors for year ended March 31, 2026 were within the limits approved by our shareholders in line with the provisions of the Indian Companies Act, 2013.

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

Non-Full Time Directors:
In the year ended March 31, 2026, none of our non-full time directors were paid any sum as attendance fees. Non-full time directors are eligible to receive a commission on our net profit (as defined under the Indian Companies Act) for each fiscal year. Our shareholders have approved a maximum commission of up to 1% of the net profits (as defined under the Indian Companies Act, 2013) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were not granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002, the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 or the Dr. Reddy’s Employees Stock Option Scheme, 2018 in the year ended March 31, 2026.

For the year ended March 31, 2026, the directors were entitled to the following amounts as compensation:

(
Amounts Rs. in millions)
Name of Directors	Commission	Overseas Travel Compensation	Salary	Perquisites	Total
Mr. K. Satish Reddy	73.80	-	22.02	4.84	100.66
Mr. G.V. Prasad	131.20	-	22.02	4.95	158.17
Mr. Leo Puri (1)	19.77	2.85.	-	-	22.62
Ms. Shikha Sharma	16.45	-	-	-	16.45
Dr. K.P. Krishnan	17.40	-	-	-	17.40
Ms. Penny Wan (1)	15.98	4.74	-	-	20.72
Mr. Arun M. Kumar (1)	17.40	4.74	-	-	22.14
Dr. Claudio Albrecht (1)	16.45	3.79	-	-	20.24
Dr. Alpna Seth (1)	15.98	3.79	-	-	19.77
Mr. Sanjiv Mehta	17.40	-	-	-	17.40

(1)	Non Full Time Directors who are resident outside India are entitled to get overseas travel compensation for travelling for Board Meetings within the overall commission approved by the shareholders.

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

We also have three employee stock option schemes: The Dr. Reddy’s Employees Stock Option Scheme, 2002, the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 and the Dr. Reddy’s Employees Stock Option Scheme, 2018. The Dr. Reddy’s Employees Stock Option Scheme, 2002 ended in January 2022, however the options already granted under this scheme to eligible employees can be exercised for allotment of equity shares, until the expiration of such options. The stock option schemes are applicable to all of our employees including directors, and employees and directors of our subsidiaries.

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

The following table presents the annual compensation paid or payable to other executive officers for services rendered to us for the year ended March 31, 2026 and stock options granted to all of our other executive officers during the year ended March 31, 2026:

Compensation for Executive Officers
		FMV Value		Par Value
Name	Compensation (1) (2) (Rs. in millions)	Exercise Price	No. of options (3)	Exercise Price	No. of options (3)
Mr. Erez Israeli (4)	230.33	1,162	259,793	-	-
Mr. M.V. Narasimham	72.48	1,162	27,030	-	-
Mr. M.V. Ramana	89.25	1,162	43,461	-	-
Mr. Sanjay Sharma	71.07	1,162	35,334	-	-
Mr. Deepak Sapra	50.89	1,162	21,554	-	-
Mr. Patrick Aghanian (4)	107.54	1,162	29,294	-	-
Mr. Sushrut Kulkarni	56.46	1,162	19,610	-	-
Mr. Krishna Venkatesh	41.18	1,162	13,250	-	-
Mr. Phanimitra B	37.54	1,162	11,307	-	-
Mr. Milan Kalawadia	86.78	1,162	46,304	-	-
Ms. Archana Bhaskar (5)	54.15	1,162	26,854	-	-
Dr. Jayanth Sridhar (6)	38.03	1,162	12,544	-	-

(1)	These compensation amounts do not include share based payment expense arising from stock options. However, the number of options granted during the year are mentioned separately in the above table.

(2)
These compensation amounts include superannuation benefits and provident fund benefits. The executive officers are also covered under our Gratuity and Compensated Absences Plans along with the other employees. Proportionate amounts of the cost for gratuity and compensated absences accrued under the plans have not been separately computed or included in the above disclosure, as the amount payable to the officer is inherently variable and our annual contributions to funds established to furnish such payments are lump sums based on actuarial projections for the fund as a whole. Refer to Note 26 (“Employee benefits”) of our consolidated financial statements for further details on the foregoing benefits.

(3)
The options granted during the year ended March 31, 2026 vest 100% at the end of the third year from the date of grant, subject to the employee being in continued service on the date of vesting. The options expire after five years from the date of vesting. The options are granted under the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 and the Dr. Reddy’s Employees Stock Option Scheme, 2018. For each of the foregoing options, one equity share or ADR (as applicable) will be issued upon its exercise.

(4)	These grants were in the form of options to acquire our ADRs.

(5)	Ms. Archana Bhaskar ceased to be Chief Human Resource Officer of our company effective as of the close of business on November 30, 2025.

(6)	Dr. Jayanth Sridhar ceased to be Global Head of Biologics of our company effective as of the close of business on January 31, 2026.

Compensation details on executive officers Mr. K Satish Reddy and Mr. G.V. Prasad are discussed under “Directors’ Compensation” above.

6.C. Board Practices

Our Articles of Association require us to have a minimum of three and a maximum of fifteen directors. As of March 31, 2026, we had ten directors on our Board, of which eight were non-full time independent directors.

The Indian Companies Act, 2013 and our Articles of Association require that at least two-thirds of our directors be subject to re-election by our shareholders in rotation and that, at every annual general meeting, one-third of the directors who are subject to re-election must retire from the Board. However, if eligible for re-election, they may be re-elected by our shareholders at the annual general meeting.

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

The terms of each of our directors and their current expected expiration dates are provided in the table below:

Name	Expiration of Current Term of Office	Term of Office	Period of Service (3)
Mr. G.V. Prasad (1)(4)	January 29, 2031	5 years	40.0 years
Mr. K. Satish Reddy (1)	September 30, 2027	5 years	33.2 years
Mr. Leo Puri (2)	October 24, 2028	5 years	7.4 years
Ms. Shikha Sharma (2)	January 30, 2029	5 years	7.2 years
Dr. K.P. Krishnan (2)	January 6, 2027	5 years	4.3 years
Ms. Penny Wan (2)	January 27, 2027	5 years	4.2 years
Mr. Arun M. Kumar (2)	July 31, 2027	5 years	3.7 years
Dr. Claudio Albrecht (2)	May 9, 2028	5 years	2.9 years
Dr. Alpna Seth (2)	September 18, 2028	5 years	2.6 years
Mr. Sanjiv Mehta (2)	December 28, 2028	5 years	2.3 years

(1)	Full time director.
(2)	Non-full time independent director.
(3)	Reflects service through Ma rch 31, 2026.
(4)
At the 41
st
Annual General Meeting of Shareholders held on July 24, 2025, Mr. G V Prasad was re-elected as a full-time director and designated as Co-Chairman and Managing Director of our company for a further period of five years, with effect from January 30, 2026, until January 29, 2031, subject to retirement by rotation.

The directors are not eligible for any termination benefit on the termination of their tenure with us. Our full-time directors are subject to retirement by rotation. As a result, Mr. K. Satish Reddy is scheduled to retire by rotation and the proposal to reappoint him will be placed before our shareholders at our upcoming Annual General meeting scheduled on July 23, 2026. At the same Annual General meeting, a proposal will also be placed before our shareholders to reappoint Dr. K.P. Krishnan as an Independent Director, for a second term of five years from January 7, 2027 until January 6, 2032, not subject to retirement by rotation.

Committees of the Board

Committees constituted by the Board focus on specific areas and take decisions within the authority delegated to them.

The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information, review and/or approval. We had seven Board-level Committees as of March 31, 2026:

•	Audit Committee.
•	Nomination, Governance and Compensation Committee.
•	Science, Technology and Operations Committee.
•	Risk Management Committee.
•	Stakeholders’ Relationship Committee.
•	Sustainability and Corporate Social Responsibility Committee.
•	Banking, Authorisations and Allotment Committee.

We have adopted charters for our Audit Committee, Nomination, Governance and Compensation Committee, Science, Technology and Operations Committee, Risk Management Committee, Stakeholders’ Relationship Committee and Sustainability and Corporate Social Responsibility Committee, formalizing the applicable committee’s procedures and duties. Each of these charters is available on our website at
https://www.drreddys.com/investor#governance#committees-of-the-board
. The Board has also approved the Charter of the Banking, Authorizations and Allotment Committee.

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

The Audit Committee consisted of the following four non-full time, independent directors as of March 31, 2026:

•	Mr. Arun M. Kumar (Chairman);
•	Ms. Shikha Sharma;
•	Dr. K.P. Krishnan; and
•	Ms. Penny Wan

Our Company Secretary is the Secretary of the Audit Committee. This Committee met six times during the year ended March 31, 2026. Our independent registered public accounting firm was present at all Audit Committee meetings during the year.

The primary responsibilities of the Audit Committee are inter alia to:

•	Supervise our financial reporting process;
•	Review our consolidated financial statements, including among other things the investments made by them;
•	Review of the consolidated financial statements of our subsidiary companies, including among other things the investments, if any, made by them;
•	Review our quarterly and annual financial results, along with related public disclosures and filings, before providing them to the Board;
•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;
•	Discuss with management our major policies with respect to risk assessment and risk management;
•	Hold discussions with external auditors on the nature, scope and process of audits and any views that they have about our financial control and reporting processes;
•	Ensure compliance with accounting standards and with listing requirements with respect to the consolidated financial statements;
•	Recommend the appointment and removal of external auditors and their remuneration;
•	Recommend the appointment of cost auditors;
•	Review the independence of auditors;
•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our subsidiaries;
•	Review and approve related party transactions;
•	Review the rationale, cost-benefits and impact of mergers, demergers, amalgamations and other reorganizations on our company and its shareholders;
•	Review the functioning of our whistle blower mechanism;
•	Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002;
•	Scrutinize our inter-company loans and investments;
•	Examine the valuation of our undertakings or assets, wherever it is necessary;
•	Review compliances undertaken under insider trading laws;
•	Review the sexual harassment complaints and outcome of investigations, if any;
•	Suggest revisions to our insider trading policies to the Board and ensure the effective implementation of insider trading laws;
•	Evaluate internal financial controls; and
•	Review suspected fraud, if any, committed against our company.

Nomination, Governance and Compensation Committee.

The primary functions of the Nomination, Governance and Compensation Committee are inter alia to:

•	Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board’s effectiveness;
•	Formulate policies on remuneration of Directors, key managerial personnel and other employees, and on Board diversity;
•	Formulate criteria for evaluation of Directors and the Board as a whole and the Committees;
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

The Nomination, Governance and Compensation Committee also administers our Employee Stock Option Schemes.

The Nomination, Governance and Compensation Committee consisted of the following non-full time, independent directors as of March 31, 2026:

•	Mr. Sanjiv Mehta (Chairman);
•	Dr. K.P. Krishnan;
•	Mr. Arun M. Kumar; and
•	Mr. Leo Puri.

The corporate officer heading our Human Resources function serves as the Secretary of the Committee. The Nomination, Governance and Compensation Committee met three times during the year ended March 31, 2026.

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

The Science, Technology and Operations Committee consisted of the following non-full time, independent directors as of March 31, 2026:

•	Dr. Claudio Albrecht (Chairman)
•	Mr. Leo Puri;
•	Dr. Alpna Seth; and
•	Mr. Sanjiv Mehta.

The corporate officers heading our Integrated Product Development Operations, Global Manufacturing Organization, Quality and Biologics functions serve as Secretaries of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met four times during the year ended March 31, 2026.

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
•
Review and recommend changes to the Risk Management Policy and its implementation, including evaluating the adequacy of risk management systems, and associated frameworks, processes, practices and measures for risk mitigation and compliance with the risk management requirements of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015;

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

The Risk Management Committee consisted of the following non-full time, independent directors as of March 31, 2026:

•	Ms. Shikha Sharma (Chairperson);
•	Ms. Penny Wan;
•	Dr. Claudio Albrecht; and
•	Dr. Alpna Seth.

Our Chief Risk Officer or, in his/her absence, our Chief Financial Officer acts as the Secretary of the Risk Management Committee. This Committee met three times during the year ended March 31, 2026.

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

The Sustainability and Corporate Social Responsibility Committee consisted of the following directors as of March 31, 2026:

•	Dr. K.P. Krishnan (Chairman);
•	Mr. G.V. Prasad;
•	Mr. K. Satish Reddy; and
•	Mr. Sanjiv Mehta.

The Company Secretary serves as the Secretary of the Committee. This Committee met four times during the year ended March 31, 2026.

Stakeholders’ Relationship Committee

The primary functions of the Stakeholders’ Relationship Committee are inter alia to:

•	Review of investor complaints and how they were redressed;
•	Review of queries received from investors;
•	Review of work done by our share transfer agent; and

•	Review of corporate actions related to our security holders.

The Stakeholders Relationship Committee consisted of the following directors as of March 31, 2026:

•	Mrs. Leo Puri (Chairman);
•	Mr. G.V. Prasad; and
•	Mr. K. Satish Reddy.

Our Company Secretary is the Secretary of the Stakeholders’ Relationship Committee. This Committee met four times during the year ended March 31, 2026.

6.D.
Employees

The following table sets forth the number of our employees as of March 31, 2026, 2025 and 2024.

	As of March 31, 2026
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	9,307	52	170	221	9,750
Sales and marketing (2)	10,417	68	161	1,625	12,271
Research and development (3)	3,028	13	53	74	3,168
Others (4)	1,898	74	78	288	2,338
Total	24,650	207	462	2,208	27,527

	As of March 31, 2025
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	10,049	74	179	385	10,687
Sales and marketing (2)	9,796	80	130	1,606	11,612
Research and development (3)	3,090	17	58	77	3,242
Others (4)	1,798	86	75	311	2,270
Total	24,733	257	442	2,379	27,811

	As of March 31, 2024
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	10,070	222	129	401	10,822
Sales and marketing (2)	9,106	75	52	1,514	10,747
Research and development (3)	3,362	18	40	78	3,498
Others (4)	1,542	100	26	313	1,981
Total	24,080	415	247	2,306	27,048

(1)	Includes quality, technical services and warehouse.
(2)	Includes business development.
(3)	Includes employees engaged in contract research services provided to other companies.
(4)	Includes shared services, corporate business development and the intellectual property management team.

We did not experience any significant work stoppages in the years ended March 31, 2026, 2025 and 2024, and we consider our relationship with our employees and labor unions to be good. Approximately 1.6% of our employees belonged to labor unions as of March 31, 2026.

6.E.
Share ownership

The following table sets forth, as of March 31, 2026 for each of our directors and executive officers, the total number of our equity shares, ADRs and options owned by them:

			FMV Value																Par Value
	No. of Shares Held (1)	% of Outstanding Capital	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of opti ons held (5)	Exercise Price	No. of options held (5)
Mr. G.V. Prasad (2)(6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. K. Satish Reddy (2)(6)	10,107,505	1.21	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Leo Puri (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Ms. Shikha Sharma (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dr. K.P. Krishnan (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Arun M. Kumar (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Ms. Penny Wan (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dr. Claudio Albrecht (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dr. Alpna Seth (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Sanjiv Mehta (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Erez Israeli (3)(4)	-	-	-	-	-	-	-	-	781.2	295,435	981.4	263,460	1,060.2	4,225	1,162	259,793	1,270	213,940	1	28,150
Mr. M.V. Ramana	68,230	0.01	-	-	-	-	-	-	781.2	45,720	981.4	39,795	1,060.2	615	1,162	43,461	1,270	33,310	1	41,825
Ms. Archana Bhaskar	19,249	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Sanjay Sharma	-	-	-	-	-	-	-	-	-	-	981.4	29,945	1,060.2	440	1,162	35,334	1,270	27,130	-	-
Mr. Deepak Sapra	75,624	-	-	-	-	-	-	-	-	-	981.4	11,195	1,060.2	1,100	1,162	21,554	1,270	14,920	-	-
Mr. Patrick Aghanian (3)	8,450	-	-	-	-	-	735.8	9,300	781.2	26,005	981.4	22,975	1,060.2	1,500	1,162	29,294	1,270	20,100	1	41,870
Mr. Sushrut Kulkarni	70	-	-	-	-	-	-	-	781.2	28,280	981.4	14,350	-	-	1,162	19,610	1,270	15,675	-	-
Mr. M.V. Narasimham	61,245	0.01	521.40	9,750	562.8	10,875	735.8	11,600	781.2	12,825	981.4	11,960	1,060.2	620	1,162	27,030	1,270	9,945	1	13,325
Mr. Jayanth Sridhar	7,923	-			-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Krishna Venkatesh	-	-			-	-	735.8	2,900	781.2	8,160	981.4	8,610	1,060.2	480	1,162	13,250	1,270	9,420	1	6,600
Mr. Phanimitra B	8,712	-	521.40	6,750	562.8	4,750	735.8	6,825	781.2	10,495	981.4	8,610	1,060.2	620	1,162	11,307	1,270	9,045	1	11,840
Mr. Milan Kalawadia (3)	47,325	-	-	-	-	-	-	-	781.2	10,495	981.4	8,610	-	-	1,162	46,304	1,270	20,940	-	-

(1)	All shares have voting rights.
(2)	Not eligible for grant of stock options.
(3)	These grants were in the form of options to acquire ADRs.
(4)	“No. of shares held” represents the shares underlying ADRs.
(5)
These include both vested and unvested options. The options have vested on various dates between the year ending March 31, 2020 and the year ending March 31, 2026. The unvested options will vest on various dates between the year ending March 31, 2026 and the year ending March 31, 2029. Each option expires after five years from vesting and converts into one equity share or ADR upon its exercise.

(6)	According to an amendment No. 6 to Schedule 13D filed with the U.S. Securities and Exchange Commission on September 18, 2025:

i.	Mr. K. Satish Reddy transferred 75,630,620 equity shares to the VSD Family Trust on September 17, 2025, and
ii.	Mr. G.V. Prasad transferred 96,095,920 equity shares to the GVP Family Trust on September 17, 2025.

The foregoing shares have been transferred by these Promoters to the said trusts pursuant to an exemption provided by SEBI Order dated December 31, 2024, bearing reference number WTM/ASB/CFD/16/2024-25.

Employee Stock Incentive Plans

We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADRs, and during the year ended March 31,
2026
we operated under the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”) and the Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”). Each such option granted had an expiration date of five years from the vesting date. Dr. Reddy’s Employees Stock Option Scheme, 2002 ended in January 2022, however the options already granted under this scheme to eligible employees can be exercised for allotment of equity shares, until the end of the expiration of such options.

During the year ended March 31, 2026, options to purchase ordinary shares and ADRs were awarded to various of our executive officers and other employees under the DRL 2007 Plan and the DRL 2018 Plan as follows:

Plan	Number of options granted	Exercise Price (Rs.)
DRL 2007 Plan (1)	-	1
DRL 2007 Plan (2)	353,057	1,162.00
DRL 2018 Plan (2)	915,763	1,162.00
Total	1,268,820

(1)	No options were granted at an exercise price of Rs.1/-.
(2)	100% vesting at the end of third year.

The Dr. Reddy’s Employees ESOS Trust was formed to support the DRL 2018 Plan by acquiring, including through secondary market acquisitions, equity shares which are issued to eligible employees upon exercise of stock options thereunder. From the plan’s inception through March 31, 2026, we have granted an aggregate of 6,195,298 options, with a fair market value exercise price, under the DRL 2018 Plan. As of March 31, 2026, the Dr. Reddy’s Employees ESOS Trust has purchased an aggregate of 4,476,495 shares, at an average rate of Rs.802.20, for the purpose of issuing the shares to such employees upon exercise of these options under the DRL 2018 plan.

For the years ended March 31, 2026 and 2025, Rs.326 million and Rs.424 million, respectively, have been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2026 and 2025, there was Rs.433 million and Rs.430 million, respectively of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.72 years and 1.68 years, respectively. For further information regarding our options and stock option incentive plans, refer to Note 27 (“Share-based payments”) to our consolidated financial statements.

6.F.
Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.
Major shareholders

All of our equity shares have the same voting rights. As of March 31, 2026, a total of 26.63% of our equity shares were held by the following parties:

•	Mr. K. Satish Reddy (Chairman of the Board) (1) ;
•
Mrs. Deepti Reddy Kallam, wife of Mr. K. Satish Reddy, Mrs. G. Anuradha, wife of Mr. G.V. Prasad
(Co-Chairman and Managing Director)
, Mr. G. Sharathchandra Reddy, son of Mr. G.V. Prasad, and Ms. G. Vani Sanjana Reddy and Ms. G. Mallika Reddy, daughters of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”); and

•	Kallam Satish Reddy HUF, which is affiliated with Mr. K. Satish Reddy;
•	G.V. Prasad HUF, which is affiliated with Mr. G.V. Prasad;
•	VSD Family Trust, which is affiliated with Mr. K. Satish Reddy and Mrs. Deepti Reddy Kallam as Trustees (1) ; and
•	GVP Family Trust, which is affiliated with Mr. G. V. Prasad and Mrs. G. Anuradha as Trustees. (1)

(1)
Refer to Item 6.E. (Share Ownership) for further details of transfer of shares by Mr. K. Satish Reddy and Mr. G.V. Prasad to their respective family trusts.

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2025 and as of March 31, 2026:

	Equity Shares Beneficially Owned (1)
	Status as on March 31, 2026		Status as on March 31, 2025
Name	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
Mr. G.V. Prasad	-	-	96,095,920	11.52%
Mr. K. Satish Reddy (2)	10,107,505	1.21%	85,738,125	10.27%
K. Satish Reddy HUF	27,618,385	3.31%	27,618,385	3.31%
G.V. Prasad HUF	12,717,090	1.52%	12,717,090	1.52%
VSD Family Trust	75,630,620	9.06%	-	-
GVP Family Trust	96,095,920	11.51%	-	-
Family Members (2)	136,120	0.02%	136,120	0.02%
Subtotal promoter group	222,305,640	26.63%	222,305,640	26.64%
Others/public float	614,316,905	73.37%	612,149,725	73.36%
Total number of shares outstanding	834,656,970	100.00%	834,455,365	100.00%

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

(2)
See above definition of “Family Members”.
Family members include the late Mrs. K. Samrajyam Reddy (mother of Mr. K. Satish Reddy). She expired on February 19, 2025, and her shares were transmitted to Mr. K. Satish Reddy.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.

The following shareholders
had
beneficially owne
rship
of
more than 5% of our equity shares as of:

	March 31, 2026		March 31, 2025		March 31, 2024
Name	No. of equity shares held	% of equity shares held	No. of equity shares held (1)	% of equity shares held	No. of equity shares held	% of equity shares held
APS Trust (2)	-	-	-	-	34,345,308	20.59%
Life Insurance Corporation of India and Associates	101 , 502,343	12.16%	60,015,393	7.19%	8,421,089	5.05%
Mr. G.V. Prasad (2)	-	-	96,095,920	11.52%	-	-
Mr. K. Satish Reddy (2)	10,107,505	1.21%	85,738,125	10.27%	-	-
VSD Family Trust (3)	75,630,620	9.06%	-	-	-	-
GVP Family Trust (3)	96,095,920	11.51%	-	-	-	-

(1)	Shares mentioned as on March 31, 2025 are after giving effect to the 1:5 forward stock split effective October 28, 2024, and represent face value of Rs.1 each.
(2)	Each of the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to have beneficially owned all of these equity shares on the applicable date.
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
(3)	According to an amendment No. 6 to Schedule 13D filed with the U.S. Securities and Exchange Commission on September 18, 2025:

i.	Mr. K. Satish Reddy transferred 75,630,620 equity shares to the VSD Family Trust on September 17, 2025, and
ii.	Mr. G.V. Prasad transferred 96,095,920 equity shares to the GVP Family Trust on September 17, 2025.

The foregoing shares have been transferred by the Promoters to the said trusts pursuant to an exemption provided by SEBI Order dated December 31, 2024, bearing reference number WTM/ASB/CFD/16/2024-25.

Further Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to have beneficially owned all of the equity shares held by GVP Family Trust and VSD Family Trust, respectively.

As of March 31, 2026, we had
834,656,970
outstanding equity shares. As of March 31, 2026, there were
449,665
record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are listed on the New York Stock Exchange. Our ADSs are also listed on NSE IFSC Limited. One ADS represents one equity share of Rs.1 par value per share. As of March 31, 2026, 11.94% of our issued and outstanding equity shares were owned through ADSs, as evidenced by ADRs. On March 31, 2026 we had approximately 52  registered holders, 87,059 beneficial holders and 1,955 Small Bank and Brokers of record of our ADSs, as evidenced by ADRs, in the United States.

7.B.
Related party transactions

Refer to Note 28 (“Related parties”) of our consolidated financial statements.

7.C.
Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm
•	Consolidated statements of financial position as of March 31, 2026 and 2025
•	Consolidated income statements for the years ended March 31, 2026, 2025 and 2024
•	Consolidated statements of comprehensive income for the years ended March 31, 2026, 2025 and 2024
•	Consolidated statements of changes in equity for the years ended March 31, 2026, 2025 and 2024
•	Consolidated statements of cash flows for the years ended March 31, 2026, 2025 and 2024
•	Notes to the consolidated financial statements

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements included herein are for our three most recent fiscal years.

Amount of Export Sales

For the year ended March 31, 2026, our export revenues (i.e., revenues from all geographies other than India) were Rs.271,396 million and accounted for
81
% of our total revenues.

Legal Proceedings

Refer to Note 31 (“Contingencies”) of our consolidated financial statements.

Dividend Policy

In the years ended March 31, 2024, 2025 and 2026, we paid cash dividends of Rs.40 per equity share (prior to effect of stock split), Rs.40 per equity share (prior to effect of stock split) and Rs.8 per equity share, respectively.

Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. At our Board of Directors’ meeting held on May 12, 2026, the Board of Directors proposed a dividend per share of Rs.8 for the year ended March 31, 2026 and aggregating to Rs.6,677 million, all of which is subject to the approval of our shareholders.

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
Consequently, stock split was implemented effective as of the record date of October 28, 2024. Said amendment to the Memorandum and Articles of Association is attached as Exhibit 1.8 to our Annual Report on Form 20-F for the year ended March 31, 2025.

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

We paid earn‑out milestones of GBP 15 million in March 2025 and GBP 27 million in March 2026 upon achievement of NRT Business sales targets for calendar years 2024 and 2025, respectively, and satisfaction of other specified conditions.

We have substantially completed the integration of the acquired NRT Business, with the majority of markets transitioned and local marketing authorizations transferred to us. For the limited markets still under transition, we continue to obtain distribution and related services under a Transitional Distribution Services Agreement with the Haleon Group until the remaining transfers are completed.

The NorthStar Purchase Agreement has been attached as Exhibits 4.2 to our annual report on Form 20-F for the year ended March 31, 2025.

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

As of March 31, 2026, FIIs and FPIs collectively held 21.14% of our equity shares, foreign nationals and companies held 0.01% of our equity shares and NRIs held 0.92% of our equity shares.

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

88

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

The Income-tax Act, 2025 (“New Income Tax Act”) replaced the Income-tax Act, 1961 (“Previous Income Tax Act”) with effect from April 1, 2026. Accordingly, the provisions of the Income-tax Act, 1961 govern taxation up to March 31, 2026, while the provisions of the Income-tax Act, 2025 appl ies thereafter
. The New Income Tax Act is considered substantially the same as the Previous Income
Tax
Act in terms of its underlying tax policy as
discussed in
this section, but it has undergone a material structural overhaul, including re‑casting and re‑grouping of provisions, aimed at simplifying and rationalizing the legislative framework.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT TAX ADVISORS WITH RESPECT TO TAXATION IN INDIA OR THEIR RESPECTIVE LOCATIONS ON ACQUISITION, OWNERSHIP OR DISPOSING OF EQUITY SHARES OR ADSs.

Residence.
For purposes of the Income-tax Act, an individual is considered to be a resident of India during any tax year (i.e., April 1 to March 31) if he or she is in India in that year for:

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

Taxation of Distributions.

The Finance Act, 2020 made section 115-O and 115R of the Income-tax Act ineffective starting April 1, 2020. Pursuant to this amendment, the responsibility for paying taxes on dividends declared by domestic company and income distributed by equity oriented mutual funds has shifted from domestic companies/mutual funds to shareholders/unit holders. In summary, effective as of April 1, 2020, dividend distribution tax has been abolished and dividend received are now taxable in the hands of shareholder/unit holder at their applicable income tax slab rates.

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

•
As per the Finance (No.2) Act, 2024
long-term capital gains realized by a resident from the transfer of the ADSs will be subject to tax at the rate of 12.5%, plus the applicable surcharges and the health and education cess. Short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, plus the applicable surcharges and the Health and Education cess.

•
As per the Finance (No.2) Act, 2024
long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 12.5%, plus applicable surcharges and the Health and Education Cess. Short-term capital gains on such a transfer will be taxed at the ordinary income tax rate applicable to the seller plus the applicable surcharges and the health and education cess, wherever applicable.

•
The Finance (No.2) Act, 2024
has amended the Income Tax Act to provide that Long Term Capital Gain exceeding Rs.125,000 arising from sale of equity shares in a company will be taxable at a rate of 12.5% without indexation benefits. This applies if the transaction takes place on a recognized stock exchange and the Securities Transaction Tax (“STT”) is paid.

However, gains from sale of equity shares acquired on or prior to January 31, 2018 are grandfathered. The short-term capital gains are taxed at 20%, plus applicable surcharges and the Health and Education Cess, provided the sale occurs on a recognized stock exchange and the STT is paid.

The applicable rate of surcharge on companies is as follows:

Total Taxable Income Range	For a Domestic Company	For a Foreign Company
More than Rs.10,000,000 but not more Rs.100,000,000	7%	2%
More than Rs.100,000,000	12%	5%

The maximum surcharge for domestic companies opting under section 115BAA is capped at 10%, regardless of their total income.

The applicable rate of surcharge on individuals is as follows:

Total Taxable Income Range	Surcharge
Rs.5,000,000 to Rs.10,000,000	10%
Rs.10,000,000 to Rs.20,000,000	15%
Rs.20,000,000 to Rs.50,000,000	25%*
Above Rs.50,000,000	37%*

*
The surcharge of 25% or 37% does not apply to capital gains arising from the sale of equity shares in a company or units of equity-oriented funds under sections 111A and 112A of the Income-tax Act, as well as to dividend income. Additionally, the surcharge of 25% or 37% is not levied on the income of foreign institutional investors (FIIs) from securities specified under section 115AD of the Income-tax Act.

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

As per the Finance Act, 2026, in a sale and purchase of securities entered into through a recognized stock exchange, a STT may be imposed upon one or both of the parties as follows:

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

•
With respect to a sale and purchase of an option with respect to securities (i) upon the sale of the option, the seller is required to pay a STT at the rate of 0.15%
of the option premium; and (ii) upon exercise of the option, the buyer is required to pay a STT at the rate of 0.15% of the settlement price.

•	With respect to a sale and purchase of futures with respect to securities, the seller is required to pay a STT at the rate of 0.05% of the transaction value.

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

Buy-back of Securities.
As per the Finance Act, 2026 (effective from April 1, 2026), the taxation framework applicable to the
buy-back of shares has been revised. Under the revised regime, consideration received by shareholders on buy-back of shares undertaken by a company in accordance with Section 68 of the Companies Act, 2013 is taxable under the head “Capital Gains” and is no longer treated as dividend income.

Capital gains tax shall apply only on the gains (i.e., buy-back consideration minus the cost of acquisition of shares), consistent with general capital gains principles.

For non-promoter shareholders, capital gains arising on buy-back of listed equity shares shall be taxable in accordance with the applicable long-term capital gains (“LTCG”) or short-term capital gains (“STCG”) provisions, including the rates specified under sections 111A and 112A of the Income-tax Act or corresponding provisions of the Income-tax Act, 2025.

In the case of promoter shareholders, the Finance Act, 2026 provides as follow:

	Promoter (Domestic company)		Promoter (Other than domestic company)
Particulars	LTCG	STCG	LTCG	STCG
Capital gains tax rate on buy back of listed shares	22.0%*		30.0%*

*Excluding applicable surcharge and education cess.

‘
Promoter’ means a “promoter” as defined in the SEBI (Buyback of Securities) Regulations (in case of listed shares), or as defined in the Companies Act/who holds (directly or indirectly) more than 10 percent shareholding in the company (in case of unlisted shares).

The additional tax on promoters is restricted to buy-backs undertaken in accordance with Section 68 of the Companies Act, 2013.

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

With respect to certain non-corporate U.S. holders, subject to certain limitations, including certain limitations based on taxable income and filing status, qualified dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes and certain holding period requirements are met (including the requirement that the non-corporate U.S. holder holds the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date). A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, it’s ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below) for either its taxable year in which the dividend is paid or the preceding taxable year. Our ADSs are traded on the New York Stock Exchange, an established securities market in the United States as identified by Internal Revenue Service guidance. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on the New York Stock Exchange. Nonetheless, we may be eligible for benefits under the Treaty.

Qualified dividends will generally be taxed at a maximum income tax rate of 15% except for U.S. individual holders with incomes exceeding $545,500 or, in the case of taxpayers filing joint tax returns (or as a qualifying widow or widower), with incomes exceeding $613,700 which will be subject to tax at the rate of 20% on such qualified dividends. Further, qualified dividends received by U.S. individual holders with incomes less than $49,450 or, in the case of taxpayers filing joint returns (or as a qualifying widow or widower), $98,900 will be subject to tax at the rate of 0% on such qualified dividends. Different amounts apply for estates and trusts. Each U.S. holder should consult his, her or its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

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

Sale or exchange of our equity shares or ADSs
. Subject to the passive foreign investment company rules described below, a U.S. holder generally will recognize gain or loss on the sale or exchange of our equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in such equity shares or ADSs, as the case may be. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if such equity shares or ADSs, as the case may be, were held for more than one year. Currently, for individuals and certain other non-corporate holders, long-term capital gains are taxed at a maximum rate of 20%, plus potential net investment income tax discussed below. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. In the case of capital losses, a U.S. holder is eligible to claim a capital loss deduction subject to significant limitations. If a U.S. holder is unable to claim these losses on his, her or its U.S. federal income tax return, the U.S. holder may be eligible to carryover the amount of the unused capital loss to future years, subject to additional limitations provided under U.S. tax regulations. Capital gains realized by a U.S. holder upon the sale of our equity shares (but not ADSs) may be subject to certain tax in India. See “Taxation-Indian Taxation-Taxation of Capital Gains” set forth above in this Annual Report. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

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

Net Investment Income Tax
. U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds (the lesser of the U.S holder’s net investment income or modified adjusted gross income, to that extent such amount in a taxable year exceeds $200,000 (a special rule applies to a married individual filing a separate return) or, in the case of taxpayers filing joint tax returns, $250,000) will be subject to a 3.8% net investment income tax on certain net investment income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our equity shares or ADSs, subject to certain limitations and exceptions.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2026. Because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, dividends would not be eligible for the preferential tax treatment applicable to qualified dividends income but would instead be taxable at rates applicable to ordinary income.

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

10.I.
Subsidiary information

For details of our subsidiaries, please refer to Note 37 (“Organizational Structure”) of our consolidated financial statements.

10.J.
Annual Report to Security Holders

We intend to submit any annual report to security holders required to be furnished on Form 6-K in electronic format in accordance with the EDGAR Filer Manual.

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

Components of Market Risk

Foreign Exchange Risk

Our foreign exchange risk arises from our foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, Russian roubles, U.K. pounds sterling, Brazilian reals, Swiss francs, Euros and Mexican pesos), foreign currency investments (primarily in U.S. dollars and Euros) and foreign currency borrowings (in Russian roubles, Mexican pesos and Brazilian reals). A significant portion of our revenues are in these foreign currencies, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, our revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, we use both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of our highly probable forecast transactions and recognized assets and liabilities. We do not use derivative financial instruments for trading or speculative purposes.

In respect of our forward option contracts and currency swaps, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.4,059/(3,688) million increase/(decrease) in our hedging reserve and an approximately Rs.7,294/(7,192) million increase/(decrease) in our net profit from such contracts as of March 31, 2026.

For
details on derivative financial instruments
to hedge the foreign exchange rate risk and
a detailed analysis of our foreign exchange risk, please refer to Note
2
9
(“Financial instruments”) and Note
30
(“Financial risk management”) of our consolidated financial statements.

Commodity Rate Risk

Our exposure to market risk with respect to commodity prices primarily arises from our purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products whose prices may fluctuate significantly over short periods of time. The prices of our raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in our active pharmaceutical ingredients business are generally more volatile. Costs of raw materials forms the largest portion of our cost of revenues. We evaluate and manage our commodity price risk exposure through our operating procedures and sourcing policies. As of March 31, 2026, we have not entered into any material derivative contracts to hedge our exposure to fluctuations in commodity prices.

Interest Rate Risk

As of March 31, 2026, we had outstanding Rs.
3,799 million of loans carrying a floating interest rate of 3 Months T-bill + 84 bps; Rs.
41
,500 million of loans carrying a floating interest rate of T-bill + 35 to 55
bps; Rs.12,690 million of loans carrying a floating interest rate of REPO + 75 bps; Rs.1,423 million of loans carrying a floating interest rate of Key rate + 3.48% to 3.98%; Rs.2,795 million of loans carrying a floating interest rate of TIIE + 1.35%; and Rs.727 million of loans carrying a floating interest rate of CDI + 1.55%

“CDI” means the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “REPO” means the “Repurchasing option” rate published by the Reserve Bank of India,  “SOFR” means Secured Overnight Financing Rate”, “T-bill” means India Treasury bill and “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

These loans expose us to risks of changes in interest rates. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

Interest Rate Profile
.

The interest rate profile of our short-term borrowings from banks is as follows:

As of March 31,
2026		2025
Currency (1)	Interest Rate (2)	Currency (1)	Interest Rate (2)
RUB	Key rate + 348 bps to 398 bps	RUB	Key rate + 470 bps to 590 bps
MXN	TIIE + 1.35%	MXN	TIIE + 1.35%
INR	T-bill + 35 bps to 55 bps	INR	7.50%
	REPO + 75 bps		T-bill + 35 bps to 70 bps
BRL	CDI+1.55%	BRL	CDI+1.55%
		U.S.$	6 Month SOFR + 10 bps to 65 bps

The interest rate profile of our long-term borrowings (other than obligations under leases) is as follows:

	As of March 31,
	2026		2025
	Currency (1)	Interest Rate (2)	Currency (1)	Interest Rate (2)
Rupee term loan from bank	INR	3 Months T-bill + 84 bps	INR	3 Months T-bill + 84 bps

(1)	“BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian rubles and “U.S.$” means U.S. dollars.
(2)
“CDI” means Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “REPO” means the “Repurchasing option” rate published by the Reserve Bank of India, “SOFR” means Secured Overnight Financing Rate, “T-bill” means India Treasury bill interest rate and “TIIE” means the Equilibrium Inter-Banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

Maturity profile
.

The aggregate maturities of interest-bearing long-term borrowings (other than obligations under leases), based on contractual maturities, as of March 31, 2026 are as follows:

Maturing in the year ending March 31,	( All amounts in Rs. Millions)
2027	Rs.	3,799
	Rs.	3,799

Counter-party risk encompasses settlement risk on derivative contracts and credit risk on cash and term deposits (i.e., certificates of deposit). Exposure to these risks is closely monitored and kept within predetermined parameters. Our group treasury department does not expect any losses from non-performance by these counter-parties.

For the year ended March 31, 2026, every 10% increase or decrease in the floating interest rate component applicable to our loans and borrowings would affect our net profit by Rs.347 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities.

Not applicable.

12.B. Warrants and Rights.

Not applicable.

12.C. Other Securities.

Not applicable.

12.D. American Depositary Shares.

Amended and Restated Deposit Agreement

In connection with the 1:5 forward stock split implemented in October 2024, we entered into an Amended and Restated Deposit Agreement with the Depositary (as defined below). For details on the Amended and Restated Deposit Agreement, see Exhibit 2.1 (“Form of Amended and Restated Deposit Agreement”) to our annual report on Form 20-F for the year ended March 31, 2025 and Exhibit 2.2 (“Description of the Securities”) to this annual report on Form 20-F.

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
The amount of such expenses incurred by the Depositary or its agents.

As provided in the Amended and Restated Deposit Agreement, the Depositary may charge fees for making cash and other distributions to holders by deduction from distributable amounts or by selling a portion of the distributable property. The Depositary may generally refuse to provide services until its fees for those services are paid.

Fees paid by Depositary

Direct Payments

During the year end
ed
March 31, 2026, the Depository has reimbursed us an amount of U.S $3,595,283 in accordance with the terms of the Amended and Restated Deposit Agreement. These reimbursements may be utilized for investor relations related activities in connection with the ADS program, including, inter alia, preparation and distribution of annual reports, Form 20‑F filings, stock exchange listing fees, and other communications with ADS holders, broker conferences, and analyst events
. Further, under certain circumstances, we may be required to repay to the Depositary amounts reimbursed in prior periods, in accordance with the terms of the Amended and Restated Deposit Agreement.

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2026, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2026 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2026.

The effectiveness of our internal control over financial reporting as of March 31, 2026 has been audited by Ernst & Young Associates LLP (“EY”), the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/Erez Israeli	/s/ M.V. Narasimham
Chief Executive Officer	Chief Financial Officer

(c)
Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Dr. Reddy’s Laboratories Limited

Opinion on Internal Control Over Financial Reporting

We have audited
Dr. Reddy’s Laboratories Limited
and subsidiaries’
internal control over financial reporting as of
March
31,
2026
, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(
2013 framework
),
(the COSO criteria). In our opinion,
Dr. Reddy’s Laboratories Limited
and
subsidiaries
(the Company) maintained, in all material respects, effective internal control over financial reporting as of
March
31,
2026
, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of
the Company as of
March
31,
2026
and
2025
, the related consolidated
income statements,
statements of comprehensive income
,
changes in
equity and cash flows for each of the three years in the period ended
March
31
2026
, and the related notes
and our report dated
May 29, 2026
expressed an unqualified opinion thereon
.

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
May 29, 2026

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

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of our Board of Directors is entirely composed of independent directors and brings in expertise in the fields of finance, economics, human resource development, strategy and management. Please see “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee of our Board of Directors. Our Board of Directors has determined that Mr. Arun M. Kumar is an audit committee financial expert, as defined in Item 401(h) of Regulation S-K, and is independent pursuant to applicable NYSE rules.

ITEM 16.B. CODE OF ETHICS

We have a Code of Business Conduct and Ethics (the “COBE”), which applies to all Directors and employees of our company and its subsidiaries and affiliates. The COBE is included as Exhibit 11.1 to our annual report on Form 20-F for the year ended March 31, 2024 and is also available on our corporate website at
https://www.drreddys.com/cms/sites/default/files/media-library/docs/cobe-booklet-v40.pdf
. The COBE has provisions for employees and other stakeholders to raise concerns regarding possible violations of the COBE under the Ombudsperson Policy. Reporting channels under the Ombudsperson Policy include an independent hotline, a web based reporting site (drreddys.ethicspoint.com) and dedicated email addresses for our Chief Compliance Officer and our Chief Ombudsperson. Our Non-Retaliation Policy also safeguards against retaliation of those who raise concerns in good faith.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Associates LLP served as our independent registered public accounting firm for the years ended March 31, 202
6
and 202
5
for which audited statements appear in this Annual Report.

The following table sets forth the aggregate fees paid to Ernst & Young Associates LLP and the various member firms of Ernst & Young Associates LLP in the years ended March 31, 2026 and 2025.

	For the year ended March 31,
Type of Service	2026		2025		Description of Services
	(Rs. in millions)
Audit fees	Rs.	117.6	Rs.	119.8	Audit and review of financial statements
Audit related fees		2.4		2.7	Statutory certifications and other matters
Tax fees		21.4		23.3	Tax and transfer pricing related services
Total	Rs.	141.4	Rs.	145.8

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

Tabulated below are the details of the equity shares acquired under such plan during the year ended March 31, 2026

Period	Total Number of Equity Shares Purchased	Average Price Paid per Equity Share (Rs.)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum number of Equity Shares that may yet be purchased under the Plans or Programs
April 1, 2025 to March 31, 2026	-	-	4,476,495	(1)	8,023,505

(1)
The ESOS Trust has purchased an aggregate of 4,476,495 equity shares as of March 31, 2026. Out of these, an aggregate of 2,270,760 equity shares were transferred to employees (including 486,685 shares transferred during the year ended March 31,
2026
) pursuant to exercises of stock options (cash and cashless exercises) granted under the Dr. Reddy’s Employees Stock Option Scheme, 2018.

Refer to Note 27 (“Share-based payments”) of our consolidated financial statements for further details on the Dr. Reddy’s Employees Stock Option Scheme, 2018.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c), which are as follows:

(i)	establish an independent audit committee that has specified responsibilities;
(ii)	provide prompt certification by its chief executive officer of any non-compliance with any corporate governance rules;
(iii)	provide periodic written affirmations to the NYSE with respect to its corporate governance practices; and
(iv)	provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.

The following table compares our principal corporate governance practices to those required of U.S. NYSE listed companies.

Standard for U.S. NYSE Listed Companies	Our practice
Listed companies must have a majority of “independent directors,” as defined by the NYSE.	We comply with this standard. Eight of our ten directors are “independent directors,” as defined by the NYSE as on March 31, 2026.
The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	We comply with this standard. Our non-management directors meet quarterly without management directors in scheduled executive sessions.
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

We have a Nomination, Governance and Compensation Committee composed entirely of independent directors which looks into nomination, governance and compensation matters. The committee has a written charter, which is available on our website. On an annual basis, the committee’s performance is evaluated.

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

We have a Nomination, Governance and Compensation Committee composed entirely of independent directors that meets these requirements. The committee has a written charter that meets these requirements and is available on our website. On an annual basis, the committee’s performance is evaluated.

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

We have an Audit Committee composed of four members, all being independent directors as on March 31, 2026. The committee has a written charter that meets these requirements. On an annual basis, the Committee’s performance is being evaluated.

Each listed company must have an internal audit function.	We have an Internal audit function in place. Our Audit Committee supervises the functioning of our internal audit department.
Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We comply with this standard. Our Employee Stock Option Plans were approved by our shareholders.
Listed companies must adopt and disclose corporate governance guidelines.
We have not adopted corporate governance guidelines. But we adhere to the applicable corporate governance requirements under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Indian Companies Act, 2013.

We disclose our corporate governance guidelines in the corporate governance report which forms part of our glossy annual report to shareholders..

All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees that is made available on the listed company’s website and, promptly disclose any waivers of the code for directors or executive officers.
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

This is not applicable to us
 as a Foreign Private Issuer
. But we adhere to the applicable corporate governance requirements under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Indian Companies Act, 2013.

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
We filed our most recent annual written affirmation, in the form specified by the NYSE, on July 4, 2025.
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
Each listed company must adopt a recovery policy for compensation erroneously paid to executive officers.
We have adopted a recovery policy for compensation erroneously paid to executive officers, a copy of which is included as Exhibit 97 to our annual report on Form 20-F for the year ended March 31, 2024.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16.J. Insider Trading Policies

In addition to the insider trading policies included in our Code of Business Conduct and Ethics (see Item 16.
B
. above), we have adopted a Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons.  These codes contain insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that is reasonably designed to promote compliance with all applicable insider trading laws, rules and regulations, and all applicable listing standards.
Copies of these Codes are included as Exhibits 11.1 and 11.2, respectively to our annual report on Form 20-F for the year ended March 31, 2024.

ITEM 16.K. CYBERSECURITY

Risk Management and Strategy

Our Information Security Management System is designed in alignment with internationally recognized frameworks, including the ISO/IEC 27001 standard published by the International Organization for Standardization and the Cybersecurity Framework published by the U.S. National Institute of Standards and Technology (“NIST”). We deploy a comprehensive technology and control infrastructure to implement these frameworks and conduct periodic independent assessments to evaluate the design and effectiveness of our cybersecurity controls. Identified control gaps are assessed through an established enterprise risk management process and addressed in accordance with defined remediation plans.

Our cybersecurity risk management program is structured around three core pillars: (1) Cyber Risk, (2) Cyber Defense, and (3) Strategy and Governance. The Cyber Risk pillar focuses on identifying the evolving threat landscape and potential attack vectors. The Cyber Defense pillar is responsible for continuous monitoring of security systems, identifying anomalies, and coordinating timely response and containment activities in collaboration with relevant technology and business teams. The Strategy and Governance pillar oversees risk tracking, remediation progress, and the establishment of appropriate governance, policies, and oversight mechanisms.

These cybersecurity services are supported by external cybersecurity advisors, including a leading global consulting firm. Delivery and execution are overseen by the respective functional leaders under the direction of our Chief Information Security Officer (“CISO”). We also conduct regular internal and external penetration testing and simulated cyber‑attack exercises to assess readiness, validate incident response capabilities, and support continuous improvement.

Governance of Cybersecurity Risk

Cybersecurity risk governance is conducted at multiple organizational levels. The CISO is responsible for the day‑to‑day management and execution of the cybersecurity program. The CISO holds monthly governance meetings with technology leadership, including the Chief Information Officer (“CIO”), to review cybersecurity posture, incidents, and remediation activities. Both the CIO and CISO bring extensive experience from services, industry, and consulting organizations, with nearly two decades of domain‑specific expertise each.

Cybersecurity matters, including risk posture and mitigation activities, are reported to the Chief Executive Officer (“CEO”) on a quarterly basis. The Board of Directors oversees cybersecurity risk as part of its broader enterprise risk oversight responsibilities and has delegated primary oversight of cybersecurity and information technology risks to the Risk Management Committee of the Board.
The Risk Management Committee receives regular updates on key cybersecurity risks, incidents, and mitigation actions from the CISO and the Chief Risk Officer (“CRO”) to support effective enterprise‑wide risk management.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditor’s report for the year ended March 31, 202
6
are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dr. Reddy’s Laboratories Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Dr. Reddy’s Laboratories Limited (and subsidiaries) (the Company) as of March 31, 2026 and 2025, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2026, and the related notes  (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2026, and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 29, 2026, expressed an unqualified opinion thereon.

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

Contingencies, including litigations

Description of the matter
As described in Note 3(
l
) and 3
1
 to the consolidated financial statements, the Company is involved in disputes, lawsuits, claims, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company recognizes a liability for those legal contingencies for which it has a possible or a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The Company based on internal and external legal advice, assesses the need to make provision or discloses information with respect to the nature and facts of the case.

Auditing management's determination of whether a loss for a contingency is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective and requires significant judgment.

How we addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls related to the completeness, valuation, presentation and disclosure of legal contingencies. This included testing controls related to the Company's process for identification, recognition, valuation and disclosure of contingencies, including litigations.

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

Chargebacks related to Revenue

Description of the matter
As described in Note 3(m) and 2
1
 to the consolidated financial statements, revenues from product sales are recognized upon transfer of control to a customer, usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer, net of estimated chargeback accruals, which are estimated at the time of sale, to reflect the amount of consideration to which the Company expects to be entitled.

Auditing the estimation of chargeback accruals, which are netted against product sales, is complex and requires significant judgment. The estimated chargeback accruals are based on assumptions and inputs used in the estimate, such as current contractual terms, wholesaler inventory levels, and historical data.

How we addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the chargeback process. This included testing controls over management’s review of significant assumptions and inputs used in the estimate of chargeback accruals, including actual sales, contractual terms, and historical data such as actual customer inventory levels of the Company’s products, and estimated sales subject to chargeback. We also tested management’s controls relating to the accuracy and completeness of the estimates used to calculate chargeback accruals.

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
May
29
, 202
6

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
		March 31, 2026		March 31, 2026		March 31, 2025
Particulars	Note	Unaudited convenience translation into U.S.$ (See Note 2(c))
ASSETS
Current assets
Cash and cash equivalents	6	U.S.$	164	Rs.	15,368	Rs.	14,654
Other investments	7		772		72,446		43,254
Trade and other receivables	8		1,079		101,219		90,420
Inventories	9		816		76,531		71,085
Derivative financial instruments	29		2		155		557
Other current assets	10		386		36,256		30,142
Total current assets		U.S.$	3,219	Rs.	301,975	Rs.	250,112
Non-current assets
Property, plant and equipment	11	U.S.$	1,236	Rs.	115,930	Rs.	97,761
Goodwill	12		137		12,893		11,810
Other intangible assets	13		1,120		105,059		96,803
Investment in equity accounted investees	14		60		5,673		4,811
Other investments	7		114		10,695		10,391
Deferred tax assets	24		239		22,436		18,508
Tax assets			37		3,459		1,821
Other non-current assets	10		13		1,226		972
Total non-current assets		U.S.$	2,956	Rs.	277,371	Rs.	242,877
Total assets		U.S.$	6,175	Rs.	579,346	Rs.	492,989
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	15	U.S.$	356	Rs.	33,411	Rs.	35,523
Short-term borrowings	16		630		59,135		38,045
Long-term borrowings, current portion	16		64		6,003		857
Provisions	17		80		7,550		6,168
Tax liabilities			46		4,310		3,028
Derivative financial instruments	29		74		6,898		1,286
Other current liabilities	18		537		50,259		45,485
Total current liabilities		U.S.$	1,787	Rs.	167,566	Rs.	130,392
Non-current liabilities
Long-term borrowings	16	U.S.$	130	Rs.	12,203	Rs.	7,864
Deferred tax liabilities	24		166		15,568		14,108
Provisions	17		1		109		156
Other non-current liabilities	18		37		3,443		3,303
Total non-current liabilities		U.S.$	334	Rs.	31,323	Rs.	25,431
Total liabilities		U.S.$	2,121	Rs.	198,889	Rs.	155,823
Equity
Share capital	19	U.S.$	9	Rs.	835	Rs.	834
Treasury shares			(19)		(1,815)		(2,264)
Share premium			121		11,364		11,133
Share-based payment reserve			18		1,684		1,642
Capital redemption reserve			2		173		173
Retained earnings			3,751		351,984		315,793
Other reserves			42		3,979		3,979
Other components of equity			94		8,859		2,098
Equity attributable to equity holders of the parent company		U.S.$	4,018	Rs.	377,063	Rs.	333,388
Non-controlling interests	35		36		3,394		3,778
Total equity			4,054		380,457		337,166
Total liabilities and equity		U.S.$	6,175	Rs.	579,346	Rs.	492,989

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(in millions, except share and per share data)

		For the Years Ended March 31,
		2026		2026		2025		2024
Particulars	Note	Unaudited convenience translation into U.S.$ (See Note 2(c))
Revenues	21	U.S.$	3,580	Rs.	335,933	Rs.	325,535	Rs.	279,164
Cost of revenues			1,691		158,669		135,107		115,557
Gross profit			1,889		177,264		190,428		163,607
Selling, general and administrative expenses			1,137		106,763		93,870		77,201
Research and development expenses			256		24,058		27,380		22,873
Impairment of non-current assets, net			38		3,519		1,693		3
Other income, net	22		(81)		(7,627)		(4,358)		(4,199)
Total operating expenses			1,350		126,713		118,585		95,878
Results from operating activities (A)			539		50,551		71,843		67,729
Finance income			84		7,870		7,553		5,705
Finance expense			(40)		(3,738)		(2,829)		(1,711)
Finance income, net (B)	23		44		4,132		4,724		3,994
Share of profit of equity accounted investees, net of tax (C)	14		1		134		217		147
Profit before tax [(A)+(B)+(C)]			584		54,817		76,784		71,870
Tax expense, net	24		132		12,351		19,539		16,186
Profit for the year		U.S.$	452	Rs.	42,466	Rs.	57,245	Rs.	55,684

Attributable to:
Equity holders of the parent company		U.S.$	456	Rs.	42,850	Rs.	56,544	Rs.	55,684
Non-controlling interests			(4)		(384)		701		-

Earnings per share attributable to equity holders of the parent company*
Basic earnings per share of Rs.1/- each	20	U.S.$	0.55	Rs.	51.48	Rs.	67.88	Rs.	66.93
Diluted earnings per share of Rs.1/- each	20	U.S.$	0.55	Rs.	51.42	Rs.	67.78	Rs.	66.80

*
Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 19 of these consolidated financial statements for further details regarding such stock split.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions, except share and per share data)

	For the Years Ended March 31,
	2026			2026		2025		2024
Particulars	Unaudited convenience translation into U.S.$ (See Note 2(c))
Profit for the year	U.S.$	452		Rs.	42,466	Rs.	57,245	Rs.	55,684
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	-	*	Rs.	(35)	Rs.	(199)	Rs.	(18)
Actuarial gains/(losses) on post-employment benefit obligations		2			168		(94)		(10)
Tax impact on above items		-	*		(45)		24		4
Total of items that will not be reclassified to the consolidated income statement	U.S.$	1		Rs.	88	Rs.	(269)	Rs.	(24)
Items that will be reclassified subsequently to the consolidated income statement:
Changes in fair value of financial instruments	U.S.$	-		Rs.	-	Rs.	-	Rs.	6
Foreign currency translation adjustments		85			7,943		1,353		(318)
Foreign currency translation reserve re-classified to the income statement on divestment of foreign operation		-			-		(1,513)		-
Effective portion of changes in fair value of cash flow hedges		(18)			(1,699)		2,432		(470)
Tax impact on above items		5			428		(58)		117
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	72		Rs.	6,672	Rs.	2,214	Rs.	(665)
Other comprehensive income / (loss) for the year, net of tax	U.S.$	73		Rs.	6,760	Rs.	1,945	Rs.	(689)
Total comprehensive income / (loss) for the year, net of tax	U.S.$	525		Rs.	49,226	Rs.	59,190	Rs.	54,995

Attributable to:
Equity holders of the parent company	U.S.$	529		Rs.	49,610	Rs.	58,489	Rs.	54,995
Non-controlling interests		(4)			(384)		701		-

*
Rounded off to nearest million.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions, except share and per share data)

	Share capital		Share premium		Treasury shares		Share-based payment reserve		Fair value reserve (1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains /(losses)		Retained earnings		Other Reserves (5)		Total		Non- controlling interests (4)		Total Equity
Balance as of April 1, 2025 (A)	Rs.	834	Rs.	11,133	Rs.	(2,264)	Rs.	1,642	Rs.	(2,651)	Rs.	5,255	Rs.	108	Rs.	173	Rs.	(613)	Rs.	315,793	Rs.	3,979	Rs.	333,388	Rs.	3,778	Rs.	337,166
Profit for the year		-		-		-		-		-		-		-		-		-		42,850		-		42,850		(384)		42,466
Net change in fair value of equity instruments, net of tax benefit of Rs.0		-		-		-		-		(35)		-		-		-		-		-		-		(35)		-		(35)
Foreign currency translation adjustments, net of tax expense of Rs.0		-		-		-		-		-		7,943		-		-		-		-		-		7,943		-		7,943
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.428		-		-		-		-		-		-		(1,271)		-		-		-		-		(1,271)		-		(1,271)
Actuarial gain/(loss) on post - employment benefit obligations, net of tax expense of Rs.45		-		-		-		-		-		-		-		-		123		-		-		123		-		123
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(35)	Rs.	7,943	Rs.	(1,271)	Rs.	-	Rs.	123	Rs.	42,850	Rs.	-	Rs.	49,610	Rs.	(384)	Rs.	49,226
Issue of equity shares on exercise of options		1		231		449		(284)		-		-		-		-		-		-		-		397		-		397
Share-based payment expense		-		-		-		326		-		-		-		-		-		-		-		326		-		326
Dividend paid #		-		-		-		-		-		-		-		-		-		(6,659)		-		(6,659)		-		(6,659)
Total transactions (C)	Rs.	1	Rs.	231	Rs.	449	Rs.	42	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,659)	Rs.	-	Rs.	(5,936)	Rs.	-	Rs.	(5,936)
Balance as of March 31, 2026 [(A)+(B)+(C)]	Rs.	835	Rs.	11,364	Rs.	(1,815)	Rs.	1,684	Rs.	(2,686)	Rs.	13,198	Rs.	(1,163)	Rs.	173	Rs.	(490)	Rs.	351,984	Rs.	3,979	Rs.	377,063	Rs.	3,394	Rs.	380,457
Convenience translation (See note 2(e))	U.S.$	9	U.S.$	121	U.S.$	(19)	U.S.$	18	U.S.$	(29)	U.S.$	141	U.S.$	12	U.S.$	2	U.S.$	(5)	U.S.$	3,751	U.S.$	42	U.S.$	4,019	U.S.$	36	U.S.$	4,054

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions, except share and per share data)

	Share capital		Share premium		Treasury shares		Share-based payment reserve		Fair value reserve (1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone reinvestment reserve		Actuarial gains /(losses)		Retained earnings		Other Reserves (5)		Total		Non- controlling interests (4)		Total Equity
Balance as of April 1, 2024 (A)	Rs.	834	Rs.	10,765	Rs.	(991)	Rs.	1,508	Rs.	(2,452)	Rs.	5,415	Rs.	(69)	Rs.	173	Rs.	653	Rs.	(543)	Rs.	265,257	Rs.	-	Rs.	280,550	Rs.	-	Rs.	280,550
Profit for the year		-		-		-		-		-		-		-		-		-		-		56,544		-		56,544		701		57,245
Net change in fair value of equity and debt instruments		-		-		-		-		(199)		-		-		-		-		-		-		-		(199)		-		(199)
Foreign currency translation adjustments, net of tax expense of Rs. 0		-		-		-		-		-		1,353		-		-		-		-		-		-		1,353		-		1,353
Reclassification adjustment upon divestment, net of tax expense of Rs. 0 (6)		-		-		-		-		-		(1,513)		-		-		-		-		-		-		(1,513)		-		(1,513)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs. 58		-		-		-		-		-		-		2,374		-		-		-		-		-		2,374		-		2,374
Actuarial gain/(loss) on post - employment benefit obligations, net of tax benefit of Rs. 24		-		-		-		-		-		-		-		-		-		(70)		-		-		(70)		-		(70)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(199)	Rs.	(160)	Rs.	2,374	Rs.	-	Rs.	-	Rs.	(70)	Rs.	56,544	Rs.	-	Rs.	58,489	Rs.	701	Rs.	59,190
Issuance of shares comprising NCI (4)		-		-		-		-		-		-		-		-		-		-		-		3,979		3,979		3,077		7,056
Issue of equity shares on exercise of options		-		368		116		(290)		-		-		-		-		-		-		-		-		194		-		194
Purchase of treasury shares		-		-		(1,389)		-		-		-		-		-		-		-		-		-		(1,389)				(1,389)
Share-based payment expense		-		-		-		424		-		-		-		-		-		-		-		-		424		-		424
Dividend paid #		-		-		-		-		-		-		-		-		-		-		(6,662)		-		(6,662)		-		(6,662)
Total transactions (C)	Rs.	-	Rs.	368	Rs.	(1,273)	Rs.	134	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,662)	Rs.	3,979	Rs.	(3,454)	Rs.	3,077	Rs.	(377)
Adjustment of cash flow hedge gain to purchase consideration (3)		-		-		-		-		-		-		(2,197)		-		-		-		-		-		(2,197)		-		(2,197)
Transfer from special economic zone re-investment reserve on utilization		-		-		-		-		-		-		-		-		(653)		-		653		-		-		-		-
Total transfers (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(2,197)	Rs.	-	Rs.	-	Rs.	-	Rs.	653	Rs.	-	Rs.	(2,197)	Rs.	-	Rs.	(2,197)
Balance as of March 31, 2025 [(A)+(B)+(C)+(D)]	Rs.	834	Rs.	11,133	Rs.	(2,264)	Rs.	1,642	Rs.	(2,651)	Rs.	5,255	Rs.	108	Rs.	173			Rs.	(613)	Rs.	315,793	Rs.	3,979	Rs.	333,388	Rs.	3,778	Rs.	337,166

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
Particulars	S hare capital (8)		Share premium (8)		Treasury Shares		Share based payment reserve		Fair value reserve (1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re-investment reserve (2)		Debenture redemption reserve (7)		Actuarial gains/ (losses)		Retained earnings		Total
Balance as of April 1, 2023 (A)	Rs.	833	Rs.	9,688	Rs.	(1,269)	Rs.	1,652	Rs.	(2,425)	Rs.	5,733	Rs.	284	Rs.	173	Rs.	886	Rs.	380	Rs.	(537)	Rs.	215,593	Rs.	230,991
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	55,684	Rs.	55,684
Net change in fair value of equity and debt instruments		-		-		-		-		(27)		-		-		-		-		-		-		15 (7)		(12)
Foreign currency translation adjustments, net of tax expense of Rs. 0		-		-		-		-		-		(318)		-		-		-		-		-		-		(318)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs. 117		-		-		-		-		-		-		(353)		-		-		-		-		-		(353)
Actuarial loss on post-employment benefit obligations, net of tax benefit of Rs. 4		-		-		-		-		-		-		-		-		-		-		(6)		-		(6)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(27)	Rs.	(318)	Rs.	(353)	Rs.	-	Rs.	-	Rs.	-	Rs.	(6)	Rs.	55,699	Rs.	54,995
Issue of equity shares on exercise of options		1		1,077		278		(551)		-		-		-		-		-		-		-		-		805
Share-based payment expense		-		-		-		407		-		-		-		-		-		-		-		-		407
Dividend paid #		-		-		-		-		-		-		-		-		-		-		-		(6,648)		(6,648)
Total transactions with owners of the Company (C)	Rs.	1	Rs.	1,077	Rs.	278	Rs.	(144)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,648)	Rs.	(5,436)
Transfer from special economic zone re-investment reserve on utilization		-		-		-		-		-		-		-		-		(233)		-		-		233		-
Transfer to/(from) debenture redemption reserve		-		-		-		-		-		-		-		-		-		(380)		-		380		-
Total (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(233)	Rs.	(380)	Rs.	-	Rs.	613	Rs.	-
Balance as of March 31, 2024 [(A)+(B)+(C)+(D)]	Rs.	834	Rs.	10,765	Rs.	(991)	Rs.	1,508	Rs.	(2,452)	Rs.	5,415	Rs.	(69)	Rs.	173	Rs.	653	Rs.	-	Rs.	(543)	Rs.	265,257	Rs.	280,550

#
Excluding dividend paid on treasury shares.

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

(3)
Represents the effective portion of the gain on the forward exchange contract executed in connection with the Company’s acquisition of Haleon’s nicotine replacement therapy business. Such forward exchange contract was intended to hedge the foreign currency exposure related to the consideration payable in GBP pursuant to Business Transfer Agreement with Haleon. Upon completion of the transaction, the hedge gains from this forward contract were reclassified from the cash flow hedge reserves and adjusted in the consideration paid. Refer to Note 35.B of these consolidate
d
financial statements for details.

(4)
Represents the 49% ownership stake held by
Nestlé India Limited in Dr. Reddy’s and Nestlé Health Science Limited (which the Company sometimes refers to as its “Nutraceuticals subsidiary”). Refer to Note 35.A of these consolidated financial statements for details.

(5)
Following the acquisition of a non-controlling interest (“NCI”) in the Nutraceuticals subsidiary by
Nestlé
India, the difference between cash consideration received from such NCI and the proportionate share of net assets is recognized in “Other reserves” within equity.

(6)
Includes reclassification of the cumulative amount of foreign exchange gain from foreign currency translation reserve to the income statement upon divestment of foreign operations during the year ended March 31, 2025. Refer to Note 22 of these consolidated financial statements for details.

(7)
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except share and per share data)

	For the Years Ended March 31,
	2026		2026		2025		2024
Particulars	Unaudited convenience translation into U.S.$ (See Note 2(c))
Cash flows from/(used in) operating activities:
Profit for the year	U.S.$	452	Rs.	42,466	Rs.	57,245	Rs.	55,684
Adjustments for:
Tax expense, net		132		12,351		19,539		16,186
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(25)		(2,359)		(3,554)		(3,149)
Depreciation and amortization		220		20,605		17,058		14,841
Impairment of non-current assets, net		38		3,519		1,693		3
Allowance for credit losses (on trade receivables and other advances)		8		690		161		275
(Profit)/ Loss on sale/disposal of assets, net		(27)		(2,547)		(1,522)		(900)
Share of profit of equity accounted investees		(1)		(134)		(217)		(147)
Unrealized exchange (gain)/loss, net		(6)		(529)		211		(534)
Interest (income)/expense, net		-*		12		152		(567)
Inventories write-down		80		7,517		5,220		3,563
Equity settled share-based payment expense		3		326		424		407
Dividend income		-		-		-		-*
Changes in operating assets and liabilities:
Trade and other receivables		(72)		(6,722)		(10,283)		(8,054)
Inventories		(92)		(8,601)		(12,753)		(18,445)
Trade and other payables		30		2,790		340		3,460
Other assets and other liabilities, net		11		897		(7,293)		2,857
Cash generated from operations		751		70,281		66,421		65,480
Income tax paid, net		(144)		(13,526)		(19,993)		(20,047)
Net cash from operating activities	U.S.$	607	Rs.	56,755	Rs.	46,428	Rs.	45,433
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment	U.S.$	(249)	Rs.	(23,326)	Rs.	(27,504)	Rs.	(16,403)
Proceeds from sale of property, plant and equipment		3		309		512		1,064
Purchase of other intangible assets		(161)		(15,099)		(6,894)		(11,032)
Proceeds from sale of other intangible assets		15		1,401		732		21
Payment for acquisition of businesses (Refer to Note 35 for details)		(34)		(3,152)		(53,096)		-
Investment in associates		(1)		(51)		(317)		(12)
Purchase of other investments (including bank deposits)		(498)		(46,718)		(28,492)		(41,648)
Proceeds from sale of other investments (including bank deposits)		209		19,602		53,610		25,944
Dividends received from equity accounted investees		-		-		-		445
Interest and dividend received		16		1,521		3,372		1,338
Net cash used in investing activities	U.S.$	(700)	Rs.	(65,513)	Rs.	(58,077)	Rs.	(40,283)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares (including treasury shares)		U.S.$4	Rs.	397	Rs.	193		805
Purchase of treasury shares		-		-		(1,389)		-
Proceeds from/(repayment of) short-term borrowings, net		215		20,257		24,490		5,493
Proceeds from long-term borrowings (Refer to Note 16 for details)		-		-		-		3,800
Repayment of long-term borrowings (Refer to Note 16 for details)		-*		(1)		-		(3,800)
Proceeds from issuance of equity shares in subsidiary comprising NCI (Refer to Note 35.A for details)		-		-		7,056		-
Payment of principal portion of lease liabilities (Refer to Note 16 for details)		(13)		(1,263)		(1,294)		(1,147)
Dividend paid		(71)		(6,659)		(6,662)		(6,648)
Interest paid		(47)		(4,441)		(3,483)		(2,266)
Net cash from/(used) in financing activities	U.S.$	88	Rs.	8,290	Rs.	18,911	Rs.	(3,763)
Net increase/(decrease) in cash and cash equivalents		(5)		(468)		7,262		1,387
Effect of exchange rate changes on cash and cash equivalents		13		1,243		224		(59)
Cash and cash equivalents at the beginning of the year		156		14,593		7,107		5,779
Cash and cash equivalents at the end of the year (Refer to Note 6 for details)**	U.S.$	164	Rs.	15,368	Rs.	14,593	Rs.	7,107
* Rounded to the nearest million.
** Adjusted for bank overdraft of Rs.61 for the year ended March 31, 2025.

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
-
the
-
counter (“OTC”) products and pharmaceutical services.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico and Mirfield in the United Kingdom; and its principal markets are in India, Russia, the Unites States and Germany. The Company’s shares are listed on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2.
Basis of preparation of financial statements

a. Statement of compliance

These consolidated financial statements as of and for the year ended March 31, 2026 comply in all material aspects with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements provide comparative information in respect of the previous period.

These consolidated financial statements have been prepared by the Company as a going concern on the basis of relevant IFRS that are effective at the Company’s annual reporting date, March 31, 2026. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on
May
29
, 2026.

b. Basis of measurement

These consolidated financial statements have been prepared on the historical cost convention, except for the following material items in the statement of financial position which are measured on the basis stated below and in accordance with the respective accounting policies:

•	derivative financial instruments are measured at fair value;
•	financial assets and financial liabilities are measured either at fair value or at amortized cost, depending on the classification based on accounting policy;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value on the acquisition date;
•	contingent consideration arising out of business combination are measured at fair value; and
•	equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively.

c. Convenience translation (unaudited)

These consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these consolidated financial statements as of and for the year ended March 31, 2026 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.93.83, as published by the Federal Reserve Board of Governors on March 31, 2026. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to audit by the Company’s Independent Registered Public Accounting Firm.

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

•	Notes 3(a) and 15 — Evaluation of joint arrangements;
•	Note 3(b) — Assessment of functional currency;
•	Notes 3(c), 29 and 3 0 — Financial instruments;
•	Notes 3(d) — Business combinations;
•	Notes 3(e) and (f) — Useful lives of property, plant and equipment and intangible assets;
•	Notes 3(h) and 9 — Valuation of inventories;
•	Notes 3(i), 1 1 , 1 2 and 1 3 — Measurement of recoverable amounts of cash-generating units;
•	Note 3(l) and 1 7 — Provisions and other accruals;
•	Note 3(m) — Measurement of transaction price in a revenue transaction (sales returns, rebates, medicaid and chargeback provisions);
•	Note 3(p) and 2 4 — Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
•	Note 3(l) and 3 1 — Contingencies.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information

New Standards, interpretations and amendments adopted by the Company effective from April 1, 2025

The Company applied for the first time the below amendments, which are effective for annual periods beginning on or after January 1, 2025. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IAS 21: Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21,
“The Effects of Changes in Foreign Exchange Rates”,
to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

The amendments also require disclosure of information that enables users of an entity’s financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

This amendment had no material impact on the consolidated financial statements.

Standards and Amendments issued but not yet effective

Certain new standards and amendments to standards that are issued, but not yet effective up to the date of issuance of these consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards, if applicable, when they become effective.

IFRS 18, “
Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “
Presentation and Disclosure in Financial Statements
”, which replaces IAS 1
Presentation of Financial Statements
. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals.

Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations.
The first three categories are new.

The standard also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7
Statement of Cash Flows
, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, are effective retrospectively for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted, but will need to be disclosed.

The Company is currently assessing the impact of adopting IFRS 18 and other amendments on the consolidated financial statements.

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

The amendments are effective for annual periods starting on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company does not anticipate that the amendments will have a material effect on the consolidated financial statements.

122

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

The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, but will need to be disclosed. The IFRS 7 disclosure amendments must be applied when the IFRS 9 amendments are applied. The Company is currently assessing the impact of adopting IFRS 9 and IFRS 7 and these amendments are not expected to have a material impact on the consolidated financial statements.

Annual Improvements to IFRS Accounting Standards - Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1,
“First-time Adoption of International Financial Reporting Standards”
, IFRS 7,
“Financial Instruments: Disclosure”
and its accompanying Guidance on implementing IFRS 7, IFRS 9,
“Financial Instruments”
, IFRS 10,
“Consolidated Financial Statements”
and IAS 7
, “Statements of Cash Flows”.

The amendments will be effective for reporting periods beginning on or after January 1, 2026. Earlier application is permitted and must be disclosed. The amendments are not expected to have a material impact on the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.
Material accounting policies information (continued)

Summary of material accounting policies

a. Basis of consolidation

Subsidiaries

The consolidated financial statements comprise the consolidated financial statements of the parent company and its subsidiaries as at March 31, 2026. Subsidiaries are all entities that are controlled by the Company. Control exists when the Company
(i) has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii)
is exposed to, or has rights to variable returns from its involvement with the entity and (iii) has the ability to affect those returns through power over the entity.

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

In respect of subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

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
126

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

•
both (1) the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement
;
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

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Mexican pesos and Brazilian reals.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units or the group of cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units and is subjected to impairment testing at each reporting date.

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

As of March 31, 202
6
, none of the development expenditure amounts have met the aforesaid recognition criteria for capitalization.

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

I
ntangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognized immediately in the consolidated income statement under “Impairment of non-current assets”.

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

The Company’s net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value by independent actuaries using the projected unit credit method. The current service cost, past service cost as well as re-measurements are recognized in the consolidated income statement in the period in which they arise.

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

Shelf stock adjustments

Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company, and accruals for shelf stock adjustments are recognized as a reduction from revenues when the customer has a material right to them under the terms of the applicable contract. Such right is often contingent upon future events such as a decline in the prices of certain products as a result of price competition or new competitive launches. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

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

Global Generics.
This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business, and the portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy that the Company acquired from Haleon UK Enterprises Limited (the “NRT Business”).

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

5. Segment reporting (continued)

Segment information:	For the Year Ended March 31,
Reportable segments	Global Generics						PSAI						Others						Total
	2026		2025		2024		2026		2025		2024		2026		2025		2024		2026		2025		2024
Revenues (1)	Rs.	299,033	Rs.	289,552	Rs.	245,453	Rs.	34,773	Rs.	33,846	Rs.	29,801	Rs.	2,127	Rs.	2,137	Rs.	3,910	Rs.	335,933	Rs.	325,535	Rs.	279,164
Gross profit	Rs.	169,698	Rs.	179,606	Rs.	154,268	Rs.	5,984	Rs.	9,157	Rs.	6,919	Rs.	1,582	Rs.	1,665	Rs.	2,420	Rs.	177,264	Rs.	190,428	Rs.	163,607
Selling, general and administrative expenses																				106,763		93,870		77,201
Research and development expenses																				24,058		27,380		22,873
Impairment of non-current assets, net																				3,519		1,693		3
Other income, net																				(7,627)		(4,358)		(4,199)
Results from operating activities																			Rs.	50,551	Rs.	71,843	Rs.	67,729
Finance income, net																				4,132		4,724		3,994
Share of profit of equity accounted investees, net of tax																				134		217		147
Profit before tax																			Rs.	54,817	Rs.	76,784	Rs.	71,870
Tax expense, net																				12,351		19,539		16,186
Profit for the year																			Rs.	42,466	Rs.	57,245	Rs.	55,684

(1)
Revenues for the year ended March 31, 2026 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, of Rs.7,270 (as compared to Rs.9,389 and Rs.10,707 for the years ended March 31, 2025 and 2024, respectively) and from the PSAI segment to the Others segment of Rs.0 (as compared to Rs.0 and Rs.72 for the years ended March 31, 2025 and 2024, respectively)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

5. Segment reporting (continued)

Revenues within the Global Generics segment:

Revenues by therapeutic areas in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2026		2025		2024
Oncology	Rs.	63,131	Rs.	85,798	Rs.	67,563
Nervous System		61,292		43,345		29,760
Pain Management		30,114		27,552		23,990
Gastrointestinal		27,620		25,315		23,368
Cardiovascular		21,868		17,034		16,326
Respiratory		21,204		18,551		17,291
Anti-Infective		13,196		12,774		15,896
Diabetology		12,432		7,452		5,336
Hematology		8,346		8,628		10,949
Nutraceuticals		8,132		6,427		5,680
Dermatology		8,020		9,130		7,691
Others		23,678		27,546		21,603
To t al	Rs.	299,033	Rs.	289,552	Rs.	245,453

Revenues within the PSAI segment:

Revenues by therapeutic areas in the Company’s PSAI segment is given below:

	For the Year Ended March 31,
	2026		2025		2024
Cardiovascular	Rs.	5,227	Rs.	7,060	Rs.	6,915
Oncology		5,176		3,398		3,558
Nervous System		4,087		3,722		2,907
Pain Management		3,930		3,668		4,221
Diabetology		1,808		2,039		1,609
Hematology		1,753		2,458		646
Anti-Infective		1,739		1,677		1,456
Gastrointestinal		919		1,220		1,108
Dermatology		561		742		862
Respiratory		541		667		899
Genitourinary		475		416		367
Others		8,557		6,779		5,253
Total		34,773		33,846		29,801

Revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the Year Ended March 31,
Country	2026		2025		2024
United States	Rs.	117,892	Rs.	149,351	Rs	135,565
India		64,537		55,830		48,473
Russia		34,786		25,958		22,301
Others (1)		118,718		94,396		72,825
	Rs.	335,933	Rs.	325,535	Rs.	279,164

(1)	Others include Germany, the United Kingdom, Ukraine, Romania, Brazil and other countries across the world.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

5. Segment reporting (continued)

Assets by geography:

The following table shows the distribution of the Company’s non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

	As of March 31,
Country	2026		2025
Ind i a	Rs.	138,777	Rs.	120,850
Switzerland		76,961		73,624
United States		9,223		4,343
Russia		3,299		2,837
O t h e rs		11,616		9,628
	Rs.	239,876	Rs.	211,282

The following table shows the distribution of the Company’s property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

	For the Year Ended March 31,
Country	2026		2025
Ind i a	Rs.	32,150	Rs.	31,448
Switzerland		2,802		61,867
United States		6,695		2,118
Others		2,054		3,948
	Rs.	43,701	Rs.	99,381

Depreciation and amortization, included in cost of revenues, by reportable segments:

	For the Year Ended March 31,
	2026		2025		2024
Global Generics	Rs.	4,868	Rs.	4,155	Rs.	3,892
PSAI		3,735		2,956		2,813
Others		-		-		37
	Rs.	8,603	Rs.	7,111	Rs.	6,742

Information about major customers

There are no customers which individually accounted for more than 10% of the Company’s revenues for the years ended March 31, 2026 and 2025.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

6. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2026		2025
Cash on hand	Rs.	1	Rs.	1
Balances with banks		14,249		12,142
Term deposits with banks (original maturities less than 3 months)		1,118		2,511
Cash and cash equivalents in the statement of financial position	Rs.	15,368	Rs.	14,654
Bank overdrafts used for cash management purposes		-		61
Cash and cash equivalents in the statement of cash flows	Rs.	15,368	Rs.	14,593
Restricted cash balances included above
Balance in unclaimed dividend account	Rs.	73	Rs.	80
Other restricted cash balances		296		464
Total restricted cash balances	Rs.	369	Rs.	544

7. Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding three months). The details of such investments as of March 31, 2026 and 2025 are as follows:

		As of March 31, 2026						As of March 31, 2025
	Category	Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost		Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost
Current portion
In units of mutual funds	FVTPL	Rs.	31,462	Rs.	4,450	Rs.	35,912	Rs.	30,364	Rs.	2,822	Rs.	33,186
In term deposits with banks	Amortized cost		34,331		-		34,331		9,948		-		9,948
In bonds	Amortized cost		2,203		-		2,203		-		-		-
In equity securities	FVTPL		-		-		-		96		(9)		87
Others	Amortized cost		-		-		-		33		-		33
		Rs.	68,176	Rs.	4,450	Rs.	72,446	Rs.	40,441	Rs.	2,813	Rs.	43,254
Non-current portion
In equity securities (1)	FVTOCI	Rs.	2,700	Rs.	(2,685)	Rs.	15	Rs.	2,700	Rs.	(2,651)	Rs.	49
In equity securities	FVTPL		920		(104)		816		-		-		-
In limited liability partnership firms	FVTPL		1,116		333		1,449		989		133		1,122
In term deposits with banks and financial institution	Amortized cost		2,000		-		2,000		8,000		-		8,000
In bonds	Amortized cost		5,943		-		5,943		1,001		-		1,001
Others	FVTPL		480		(8)		472		219		-		219
		Rs.	13,159	Rs.	(2,464)	Rs.	10,695	Rs.	12,909	Rs.	(2,518)	Rs.	10,391

(1)
Primarily represents the investment in shares of Curis, Inc. The cost of acquisition was Rs.2,699. As of March 31, 2026 and 2025, the Company has recognized an unrealized loss of Rs.2,685 and Rs.2,651, respectively, in the OCI for the fair value changes.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

8. Trade and other receivables

	As of March 31,
	2026		2025
Current
Trade and other receivables, gross	Rs.	103,066	Rs.	91,898
Less: Allowance for credit losses		(1,847)		(1,478)
Trade and other receivables, net	Rs.	101,219	Rs.	90,420

Pursuant to certain arrangements with banks, the Company has periodically sold to these bank
s
certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective bank, and accordingly, the same were derecognized in the statements of financial position. As of March 31, 2026 and 2025, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.2,626 and Rs.4,092, respectively.

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

The details of changes in allowance for credit losses during the years ended March 31, 2026 and 2025, are as follows:

	For the Year Ended March 31,
	2026		2025
Balance at the beginning of the year	Rs.	1,478	Rs.	1,451
Provision made during the year, net of reversals		346		159
Trade and other receivables written off & exchange differences		23		(132)
Balance at the end of the year	Rs.	1,847	Rs.	1,478

9. Inventories

Inventories consist of the following:

	As of March 31,
	2026		2025
Raw materials	Rs.	19,337	Rs.	20,165
Work-in-progress		16,054		16,525
Finished goods (includes stock-in-trade)		33,100		28,395
Packing materials, stores and spares		8,040		6,000
	Rs.	76,531	Rs.	71,085

Details of inventories recognized in the consolidated income statement are as follows:

	For the Year Ended March 31,
	2026		2025		2024
Raw materials, consumables and changes in finished goods and work in progress	Rs.	114,875	Rs.	94,580	Rs.	78,526
Inventory write-downs		7,517		5,220		3,563

For the years ended March 31, 2026 and 2025, amounts of Rs.1,181 and Rs.3,331, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

10. Other assets

	As of March 31,
	2026		2025
Current
Balances and receivables from statutory authorities (1)	Rs.	21,509	Rs.	16,405
Government incentives receivables (2)		444		2,967
Prepaid expenses		2,075		1,883
Advances to vendors and employees		6,205		6,121
Others (3)		6,023		2,766
	Rs.	36,256	Rs.	30,142
Non-current
Security deposits	Rs.	904	Rs.	750
Others		322		222
	Rs.	1,226	Rs.	972

(1)	Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”), value added tax, and from customs authorities of India.
(2)	Primarily consist of amounts receivable from various government authorities of India towards incentives under various government programs.
(3)	Others primarily include security deposits , claims and other receivable s .

Refer to Note 29 for further details and a breakup of financial and non-financial assets.

11. Property, plant and equipment

A.	The following is a summary of the changes in carrying value of property, plant and equipment including right-of-use assets:

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as of April 1, 2024	Rs.	4,309	Rs.	33,032	Rs.	107,701	Rs.	8,369	Rs.	2,268	Rs.	155,679
Additions		85		4,972		14,396		1,583		1,073		22,109
Disposals (2)		(133)		(3,502)		(6,092)		(1,720)		(598)		(12,045)
Effect of changes in foreign exchange rates		(18)		151		(463)		9		120		(201)
Balance as of March 31, 2025	Rs.	4,243	Rs.	34,653	Rs.	115,542	Rs.	8,241	Rs.	2,863	Rs.	165,542

Balance as on April 1, 2025	Rs.	4,243	Rs.	34,653	Rs.	115,542	Rs.	8,241	Rs.	2,863	Rs.	165,542
Additions		-		12,499		26,270		1,289		1,185		41,243
Disposals		-		(2,960)		(1,316)		(264)		(555)		(5,095)
Effect of changes in foreign exchange rates		103		648		1,493		209		243		2,696
Balance as of March 31, 2026	Rs.	4,346	Rs.	44,840	Rs.	141,989	Rs.	9,475	Rs.	3,736	Rs.	204,386

Accumulated Depreciation/Impairment loss
Balance as of April 1, 2024	Rs.	70	Rs.	15,654	Rs.	70,064	Rs.	6,456	Rs.	1,011	Rs.	93,255
Depreciation for the year		-		2,114		6,956		1,012		423		10,505
Impairment (2)		-		-		3		-		-		3
Disposals (2)		(73)		(3,323)		(6,000)		(1,283)		(345)		(11,024)
Effect of changes in foreign exchange rates		3		86		(244)		8		26		(121)
Balance as of March 31, 2025	Rs.	-	Rs.	14,531	Rs.	70,779	Rs.	6,193	Rs.	1,115	Rs.	92,618

Balance as of April 1, 2025	Rs.	-	Rs.	14,531	Rs.	70,779	Rs.	6,193	Rs.	1,115	Rs.	92,618
Depreciation for the year		-		2,619		8,446		1,090		615		12,770
Impairment (1)		35		375		716		85		-		1,211
Disposals (1.b)		-		(2,462)		(1,312)		(265)		(474)		(4,513)
Effect of changes in foreign exchange rates		2		297		1,175		175		87		1,636
Balance as of March 31, 2026	Rs.	37	Rs.	15,360	Rs.	79,704	Rs.	7,278	Rs.	1,343	Rs.	103,722

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

11. Property, plant and equipment (continued)

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Net carrying value
As of March 31, 2024	Rs.	4,239	Rs.	17,378	Rs.	37,637	Rs.	1,913	Rs.	1,257	Rs.	62,424
As of March 31, 2025	Rs.	4,243	Rs.	20,122	Rs.	44,763	Rs.	2,048	Rs.	1,748	Rs.	72,924
Add: Capital-work-in-progress											Rs.	24,838
Less: Impairment of Capital-work-in-progress (2)												(1)
Total as of March 31, 2025											Rs.	97,761
As of March 31, 2026	Rs.	4,309	Rs.	29,480	Rs.	62,285	Rs.	2,197	Rs.	2,393	Rs.	100,664
Add: Capital-work-in-progress											Rs.	15,409
Less: Impairment of Capital-work-in-progress (1.b)												(144)
Total as of March 31, 2026											Rs.	115,930

(1)	Impairment losses recorded for the year ended March 31, 2026 include the following:

a.
Consequent to certain technical challenges in product development, the Company discontinued development of conjugated estrogen at its site in Middleburgh, New York and recorded an impairment loss of Rs.535 in the Company’s Global Generics segment representing the full carrying value of the property, plant and equipment at this site.

In addition, the Company recorded the following impacts in the consolidated income statements:

-	Inventory related provisions of Rs.260;
-	Other development program related wind down costs of Rs.129; and
-	Gain recognized under Other Income, net from the write back of liabilities no longer required of Rs.877.

b.
During the year ended March 31, 2026, the Company has decided to discontinue certain of its research and development programs associated with its
Chimeric Antigen Receptor T-cell (CAR-T) therapy portfolio in light of the current development status and recent clinical trial outcomes. Consequent to this decision, the Company has recognized a net loss of Rs.885 relating to property, plant and equipment (including Capital-work-in-progress and Right
-
of
-
use assets) in the Company's Global Generic segment.

In addition, the Company recorded the following impacts in the consolidated income statements:

-	Impairment of intangible assets Rs.406; and
-	Other development program related wind down costs under Selling, general and administrative expenses of Rs.59.

(2)
This represents the impairment loss recognized on additions made during the year in respect of the Company’s subsidiary, Dr. Reddy’s Laboratories Louisiana, LLC, as the recoverable amount remained lower than the carrying amount. The subsidiary had been fully impaired during the previous year ended March 31, 2022.

During the year ended March 31, 2025, the Company divested its membership interest in this subsidiary and accordingly derecognized property, plant, and equipment that were fully depreciated and impaired. As a result, an amount of Rs.6,038 was reduced from both the gross carrying amount and accumulated depreciation.

(Refer to Note 22 of these consolidated financial statements for further details on the divestment of Dr. Reddy’s Laboratories Louisiana, LLC.)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

11. Property, plant and equipment (continued)

B.	Right-of-use assets

Below are the carrying amounts of right-of-use assets recognized and the movements during the year included in the above property, plant and equipment.

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as of April 1, 2024	Rs.	85	Rs.	5,040	Rs.	3		82		1,171	Rs.	6,381
Additions		-		2,353		-		-		614		2,967
Disposals		-		(1,215)		(3)		(82)		(443)		(1,743)
Effect of changes in foreign exchange rates		2		140		-		-		1		143
Balance as of March 31, 2025	Rs.	87	Rs.	6,318	Rs.	-	Rs.	-	Rs.	1,343	Rs.	7,748

Balance as of April 1, 2025	Rs.	87	Rs.	6,318	Rs.	-	Rs.	-	Rs.	1,343	Rs.	7,748
Additions (1)		-		9,382		-		-		998		10,380
Disposals		-		(2,941)		-		-		(468)		(3,409)
Effect of changes in foreign exchange rates		16		330		-		-		61		407
Balance as of March 31, 2026	Rs.	103	Rs.	13,089		-		-	Rs.	1,934	Rs.	15,126

Accumulated Depreciation
Balance as of April 1, 2024	Rs.	-		2,732	Rs.	3	Rs.	38	Rs.	601	Rs.	3,374
Depreciation for the year		-		944		-		-		305		1,249
Disposals		-		(1,061)		(3)		(38)		(251)		(1,353)
Effect of changes in foreign exchange rates		-		52		-		-		(1)		51
Balance as of March 31, 2025	Rs.	-	Rs.	2,667	Rs.	-	Rs.	-	Rs.	654	Rs.	3,321

Balance as of April 1, 2025	Rs.	-	Rs.	2,667	Rs.	-	Rs.	-	Rs.	654	Rs.	3,321
Depreciation for the year		-		1,278		-		-		424		1,702
Impairment (2)		-		95		-		-		-		95
Disposals		-		(2,445)		-		-		(406)		(2,851)
Effect of changes in foreign exchange rates		-		80		-		-		36		116
Balance as of March 31, 2026		-	Rs.	1,702		-		-	Rs.	708	Rs.	2,410

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Net carrying value
As of April 1, 2024	Rs.	85	Rs.	2,308	Rs.	-	Rs.	44	Rs.	570	Rs.	3,007
As of March 31, 2025	Rs.	87	Rs.	3,651	Rs.	-	Rs.	-	Rs.	689	Rs.	4,427
As of March 31, 2026	Rs.	103	Rs.	11,414	Rs.	-	Rs.	-	Rs.	1,226	Rs.	12,743

The following are the amounts recognized in income statement:

	For the Year Ended March 31,
	2026		2025		2024
Depreciation expense of right-of-use assets	Rs.	1,702	Rs.	1,249	Rs.	1,143
Interest expense on lease liabilities		802		391		256

(1)	Additions to right-of-use assets for buildings during the year ended March 31, 2026 primarily consist of:

a.	the lease of an additional facility in India, amounting to Rs.1,825, with a lease term of 10 years, and
b.
the modification of an existing lease arrangement for a warehouse in the United States, which extended the lease term by an additional 10 years. The lease modification resulted in a re-measurement of the lease liability
with a
 corresponding
 adjustment to right-of-
use assets
of
Rs.5,436.

(2)	Refer to N ote 11 A ( Property, plant and equipment ) for further details on impairment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

11. Property, plant and equipment (continued)

Capital commitments

As of March 31, 2026 and 2025, the Company was committed to spend Rs.9,716 and Rs.14,567, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalization

During the years ended March 31, 2026 and 2025, the Company capitalized interest cost of Rs.983 and Rs.729, respectively, with respect to qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2026 and 2025 was approximately 6.48% and 7.01%, respectively.

12.       Goodwill

Goodwill arising upon business combinations is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the years ended March 31, 2026 and 2025:

	As of March 31,
	2026		2025
Opening balance, gross	Rs.	28,758	Rs.	21,201
Goodwill arising on business combinations (1)		-		7,377
Effect of changes in foreign exchange rates		1,083		180
Impairment loss (2)		(16,948)		(16,948)
Closing balance, net	Rs.	12,893	Rs.	11,810

The carrying amount of goodwill (other than those arising upon investment in a joint venture) was allocated to the cash generating units (each, a “CGU”) as follows:

	As of March 31,
	2026		2025
PSAI-Active Pharmaceutical Operations	Rs.	997	Rs.	997
Global Generics-Complex Injectables		1,806		1,526
Global Generics-North America Operations		631		631
Global Generics-Branded Formulations (1)		1,229		1,229
Global Generics-Consumer Healthcare Business (1)		8,114		7,313
Others		116		114
	Rs.	12,893	Rs.	11,810

(1)	Refer to Note 35 of these consolidated financial statements for details regarding goodwill arising on business combinations.
(2)	The impairment loss of Rs.16,948 includes the following:

•
Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010; and

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

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value in use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:
a)	Estimated cash flows for five years, based on management’s projections.
b)	The post-tax discount rates used are based on the Company’s weighted average cost of capital.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

12. Goodwill (continued)

c)
Terminal value is arrived at by extrapolating the last forecasted year cash flows to perpetuity, using constant long-term growth rate of 1.50% for the Consumer Healthcare Business CGU and 0% for other CGU’s. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

d)	The post-tax discount rates and pre-tax discount rates used for the Active Pharmaceutical Operations CGU and the Branded Formulations CGU are 10.51% and 14.05% , respectively.
e)	The post-tax discount rates and pre-tax discount rates used for the Complex Injectables CGU and the North America Operations CGU are 8.12% and 9.34% , respectively.
f)	The post-tax discount rates and pre-tax discount rates used for the Consumer Healthcare Business CGU are 10.59% and 12.53% , respectively.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.
149

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

13.
Other intangible assets

The following is a summary of changes in the carrying value of intangible assets:

	Product related intangibles		Customer related intangibles		Others		Total
Gross carrying value
Balance as of April 1, 2024	Rs.	124,013	Rs.	106	Rs.	6,667	Rs.	130,786
Additions (1)		9,081		-		908		9,989
Assets acquired through business combinations (2)		56,955		-		-		56,955
Disposals/De-recognitions		(380)		-		(7)		(387)
Effect of changes in foreign exchange rates		3,013		3		-		3,016
Balance as of March 31, 2025	Rs.	192,682	Rs.	109	Rs.	7,568	Rs.	200,359

Balance as of April 1, 2025	Rs.	192,682	Rs.	109	Rs.	7,568	Rs.	200,359
Additions (1)		11,296		-		829		12,125
Assets acquired through business combinations (2)		-		-		-		-
Disposals/De-recognitions		(1,335)		-		(178)		(1,513)
Effect of changes in foreign exchange rates		16,323		20		20		16,363
Balance as of March 31, 2026	Rs.	218,992	Rs.	129	Rs.	8,213	Rs.	227,334

Amortization/impairment loss
Balance as of April 1, 2024	Rs.	90,476	Rs.	106	Rs.	3,253	Rs.	93,835
Amortization for the year		6,146		-		407		6,553
Impairment loss, net (4)		1,689		-		-		1,689
Disposals/De-recognitions		(75)		-		-		(75)
Effect of changes in foreign exchange rates		1,544		3		7		1,554
Balance as of March 31, 2025	Rs.	99,780	Rs.	109	Rs.	3,667	Rs.	103,556

Balance as of April 1, 2025	Rs.	99,780	Rs.	109	Rs.	3,667	Rs.	103,556
Amortization for the year		7,448		-		537		7,985
Impairment loss, net (3)		2,164		-		-		2,164
Disposals/De-recognitions		(280)		-		(22)		(302)
Effect of changes in foreign exchange rates		8,848		20		4		8,872
Balance as of March 31, 2026	Rs.	117,962	Rs.	129	Rs.	4,184	Rs.	122,275
Net carrying value
As of March 31, 2024	Rs.	33,537	Rs.	-	Rs.	3,414	Rs.	36,951
As of March 31, 2025	Rs.	92,902	Rs.	-	Rs.	3,901	Rs.	96,803
As of March 31, 2026	Rs.	101,030		-	Rs.	4,029	Rs.	105,059

In-process research and development assets (“IPR&D”)

Tabulated below is the reconciliation of amounts relating to in-process research and development assets as at the beginning and at the end of the year:

	As of March 31,
	2026		2025
Opening balance	Rs.	662	Rs.	683
Add: Additions during the year		-		85
Less: Capitalizations during the year		(267)		(70)
Less : Impairment (3)		(406)		(43)
Effect of changes in foreign exchange rates		11		7
Closing balance	Rs.	-	Rs.	662

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

13.
Other intangible assets (continued)

(1)	Additions during the year ended March 31, 2026, primarily consists of:

•
Rs.4,464 (U.S.$50.50) paid as consideration for the acquisition of STUGERON® and its locally recognized brands covering 18 markets in the Asia-Pacific and Europe, Middle East, and Africa regions, with India and Vietnam as the key markets.

•	Rs.3,014 (U.S.$.32.15) paid as consideration to acquire the trademarks and related assets for Progynova® and Cyclo-Progynova® in India.
•
Rs.1,781 (U.S.$20) pertaining to the upfront consideration pursuant to the acquisition of exclusive commercialization rights to eftilagimod alfa from Immutep Limited (“Immutep”) in all the territories outside North America, Europe, Japan and Greater China. Of this amount, U.S.$10 was refundable if the futility analysis performed by Immutep provides an unsatisfactory outcome.

(Refer to Impairment recorded during the year ended March 31, 2026 for further details).

Additions during the year ended March 31, 2025, primarily consists of:

•
Rs.5,025 (U.S.$58) pertaining to the upfront consideration and other additional milestone consideration paid pursuant to the acquisition of exclusive rights to commercialize daratumumab biosimilar HLX 15 in the United States and Europe from Shanghai Henlius Biotech, Inc. (“Henlius”). Under the terms of the agreement, Henlius is responsible for development, manufacturing and commercial supply, and is eligible to receive consideration upon achievement of commercial milestones, bringing the total potential consideration (including upfront consideration and milestone payments) of up to Rs.11,243 (U.S.$131.6). In addition, Henlius is eligible to receive royalties on annual net sales of the product upon commercialization.

•
Rs.1,764 (U.S.$ 20.70) paid as upfront consideration and additional milestone consideration for the acquisition of exclusive rights in the United States, and semi-exclusive rights in Europe and the United Kingdom, to commercialize AVT03 (denosumab), a biosimilar candidate to Prolia® and Xgeva®.

•	The acquisition of the rights to commercialize Helinorm, a food supplement product, in Russia and other countries, for a consideration of Rs.820 (RUB 970).

(2)	Refer to Note 35 of these consolidated financial statements for details regarding assets acquired through business combinations during the year ended March 31, 2025.

(3)	Impairment losses recorded for the year ended March 31, 2026

•
In March 2026, Immutep announced the discontinuation of the Phase III study in first line non-small cell lung cancer following the results of the futility analysis. As a result, the Company recorded an impairment loss of Rs.914 (U.S.$10) in the consolidated income statements forming part of the Global Generics segment
.

•
Consequent to a decision to discontinue the research and development programs relating to its CAR-T program, the Company recorded impairment loss of Rs. 406 pertaining to product related intangibles associated with CAR-T program. (Refer to Note 11
.
A
of these consolidated
financial
statements for further details).

•
Consequent to adverse market conditions affecting certain
product
 related
intangible assets acquired from Mayne Pharma Group Limited (“Mayne”), the Company recognized an impairment loss of Rs.702 within its Global Generics segment.

(4)	Impairment losses recorded for the year ended March 31, 2025

Impairment of intangibles pertaining to the acquisition from Mayne consists of:

•
an amount of Rs.907 towards Haloette® (a generic equivalent to Nuvaring®), a product related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value; and

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

The Company used the discounted cash flow approach to calculate the value-in-use which considered assumptions such as revenue projections, rate of generic penetration, estimated price erosion, and the useful life of the asset. The net cash flows have been discounted based on a post-tax discount rate.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

13. Other intangible assets (continued)

Details of significant acquired intangible assets as of March 31, 2026 are as follows:

Particulars of the asset	Acquired from	Carrying net book value
Consumer Healthcare Portfolio of Nicotine Replacement Therapy	Haleon UK Enterprises Limited	Rs.	58,245
Select portfolio of branded generics business	Wockhardt Limited		10,022
daratamumab biosimilar HLX 15	Shanghai Henlius Biotechz,Inc		5,500
Antivertigo Brand Stugeron® in India	Janssen Pharmaceutica NV		4,350
Cardiovascular brand Cidmus ® in India	Novartis AG		4,005
Progynova® and Cyclo-Progynova® in India	Mercury Pharma Group Limited		3,014

14.
Investment in equity accounted investees

Details of Investment in equity accounted investees:

	As of March 31,
	2026		2025
Investment in unquoted equity shares
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China	Rs.	5,263	Rs.	4,428
Equity shares held in DRES Energy Private Limited, India		57		58
Equity shares held in O2 Renewable Energy IX Private Limited, India		167		136
Equity shares held in Clean Renewable Energy KK2A Private Limited, India		14		17
	Rs.	5,501	Rs.	4,639
Investment in compulsory convertible debentures
Compulsory convertible debentures in O2 Renewable Energy IX Private Limited, India	Rs.	172	Rs.	172
	Rs.	172	Rs.	172
Total Investment in equity accounted investees	Rs.	5,673	Rs.	4,811

Details of the Company’s investment in Kunshan Rotam Reddy Pharmaceuticals Company Limited:

Kunshan Rotam Reddy Pharmaceuticals Company Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of finished dosages in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2026 and 2025. Five directors of the Company are on the board of Reddy Kunshan, which consists of ten directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least seven of the ten directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participation rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the Year Ended March 31,
	2026		2025		2024
Ownership		51.3%		51.3%		51.3%
Current assets	Rs.	7,794	Rs.	6,551	Rs.	6,447
Non-current assets		5,448		4,514		3,799
Total assets	Rs.	13,242	Rs.	11,065	Rs.	10,246
Equity	Rs.	9,942	Rs.	8,273	Rs.	7,692
Liabilities		3,301		2,792		2,554
Total equity and liabilities	Rs.	13,242	Rs.	11,065	Rs.	10,246
Revenues	Rs.	8,339	Rs.	9,317	Rs.	9,688
Expenses		8,031		8,892		9,396
Profit for the year	Rs.	308	Rs.	425	Rs.	292
Company’s share of profits for the year	Rs.	158	Rs.	218	Rs.	150
Carrying value of the Company’s investment (1)	Rs.	5,263	Rs.	4,428	Rs.	4,130
Translation adjustment arising out of translation of foreign currency balances	Rs.	1,229	Rs.	552	Rs.	472
(1)	Includes Rs.181 representing the goodwill on acquisition of investment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

14. Investment in equity accounted investees (continued)

Details of the Company’s investment in DRES Energy Private Limited:

	As of/for the Year Ended March 31,
	2026		2025		2024
Carrying value of the Company’s investment	Rs.	57	Rs.	58	Rs.	55
Company’s share of profit/(loss) for the year		(1)		3		(2)

Details of the Company’s investment in O2 Renewable Energy IX Private Limited:

	As of/for the Year Ended March 31,
	2026		2025			2024
Carrying value of the Company’s investment	Rs.	339	Rs.	308		Rs.	11
Company’s share of loss for the year		(20)		-	*		(1)

*
Rounded to the nearest million

Details of the Company’s investment in Clean Renewable Energy KK2A Private Limited:

	As of/for the Year Ended March 31,
	2026		2025		2024
Carrying value of the Company’s investment	Rs.	14	Rs.	17	Rs.	-
Company’s share of loss for the year		(3)		(4)		-

15.
Trade and other payables

Trade and other payables consist of the following:

	As of March 31,
	2026		2025
Trade payables	Rs.	22,362	Rs.	20,053
Due to creditors for expenses		8,023		6,431
Due to capital creditors		3,026		9,039
	Rs.	33,411	Rs.	35,523

For details regarding the Company’s exposure to currency and liquidity risks, see Note 3
0
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

Short-term borrowings consist of the following:

	As of March 31,
	2026		2025
Pre-shipment credit	Rs.	19,600	Rs.	32,855
Working capital borrowings		39,535		5,129
Bank overdraft		-		61
	Rs.	59,135	Rs.	38,045

The interest rate profile of short-term borrowings from banks is given below:

Currency (1)	Interest Rate (2)
	As of March 31, 2026	As of March 31, 2025
RUB	Key rate + 348 bps to 398 bps	Key rate + 470 bps to 590 bps
MXN	TIIE + 1.35%	TIIE + 1.35%
INR	T-bill + 35 bps to 55 bps	7.50%
	Repo + 75 bps	T-bill + 35 bps to 70 bps
BRL	CDI+1.55%	CDI+1.55%
U.S.$	-	6 Month SOFR + 10 bps to 65 bps

(1)
“BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian rubles and “U.S.$” means U.S. dollars.

(2)
“CDI” means Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “REPO” means the “Repurchasing option” rate published by the Reserve Bank of India, “SOFR” means Secured Overnight Financing Rate, “T-bill” means India Treasury bill interest rate and “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

Long-term borrowings

Long-term borrowings consist of the following:

	As of March 31,
	2026				2025
	Non – current		Current		Non – current		Current
Rupee term loan from bank to subsidiary (1)	Rs.	-	Rs.	3,799	Rs.	3,800	Rs.	-
Obligations under leases (2)		12,203		2,204		4,064		857
	Rs.	12,203	Rs.	6,003	Rs.	7,864	Rs.	857

(1)
The Rupee term loan obtained from a bank by the Company’s subsidiary, Aurigene Pharmaceutical Services Limited is subject to certain covenants that are required to be maintained on a consolidated basis during the period of the loan. The covenant is to be tested on an annual basis at the end of each financial year. As at March 31, 2026 and March 31, 2025, the Company is in compliance with the covenants and has no indication that it will have difficulty in complying with the same.

(2)	Refer to N ote 11.B of these consolidated financial statements for further details.

The interest rate profiles of long-term borrowings (other than obligations under leases) as of March 31, 2026 and 2025 were as follows:

	As of March 31,
	2026		2025
	Currency (1)	Interest Rate (2)	Interest rate (2)
Rupee term loan from bank	INR	3 Months T-bill + 84 bps	3 Months T-bill + 84 bps

(1)	“INR” means Indian rupees.
(2)	“T-bill” means India Treasury bill interest rate.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

16. Loans and borrowings (continued)

The aggregate maturities of long-term loans and borrowings, based on contractual maturities were as follows:

	As of March 31, 2026						As of March 31, 2025
Maturing in	Long term borrowings		Obligations under leases		Total		Long term borrowings		Obligations under leases		Total
Less than 1 year	Rs.	3,799	Rs.	2,582	Rs.	6,381	Rs.	-	Rs.	1,104	Rs.	1,104
1-2 years		-		2,272		2,272		3,800		911		4,711
2-3 years		-		2,131		2,131		-		840		840
3-4 years		-		1,977		1,977		-		594		594
4-5 years		-		1,861		1,861		-		539		539
Thereafter		-		8,214		8,214		-		2,736		2,736
	Rs.	3,799	Rs.	19,037	Rs.	22,836	Rs.	3,800	Rs.	6,724	Rs.	10,524
Less: Finance component		-		(4,630)		(4,630)		-		(1,803)		(1,803)
	Rs.	3,799	Rs.	14,407	Rs.	18,206	Rs.	3,800	Rs.	4,921	Rs.	8,721

Uncommitted lines of credit from banks

The Company has uncommitted lines of credit of Rs.49,109 and Rs.50,904 as of March 31, 2026 and 2025, respectively, from its banks for working capital requirements. The Company draw upon these lines of credit based on its working capital requirements.

Reconciliation of liabilities arising from financing activities during the year ended March 31, 2026:

Particulars	Long-term borrowings (1)		Short-term borrowings (2)		Total
Opening balance	Rs.	8,721	Rs.	37,984	Rs.	46,705
Recognition of lease liabilit ies during the year		9,709		-		9,709
Payment of principal portion of lease liabilities		(1,263)		-		(1,263)
Borrowings made during the year		-		119,829		119,829
Borrowings repaid during the year		(1)		(99,572)		(99,573)
Effect of changes in foreign exchange rates		1,040		894		1,934
Closing balance	Rs.	18,206	Rs.	59,135	Rs.	77,341

Reconciliation of liabilities arising from financing activities during the year ended March 31, 2025:

Particulars	Long-term borrowings (1)		Short-term borrowings		Total
Opening balance	Rs.	7,297	Rs.	12,723	Rs.	20,020
Recognition of lease liabilit ies during the year		2,576		-		2,576
Payment of principal portion of lease liabilities		(1,294)		-		(1,294)
Borrowings made during the year		-		80,646		80,646
Borrowings repaid during the year		-		(56,156)		(56,156)
Effect of changes in foreign exchange rates		142		771		913
Closing balance	Rs.	8,721	Rs.	37,984	Rs.	46,705

(1)	Includes current portion.
(2)	Does not include movement in bank overdraft.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

17.
Provisions

The details of changes in provisions during the year ended March 31, 2026 are as follows:

Particulars	Refund Liability (1)		Environmental liability (2)		Legal and others (3)		Total
Balance as at beginning of the year	Rs.	5,297	Rs.	64	Rs.	963	Rs.	6,324
Provision made during the year, net of reversals		5,666		(64)		65		5,667
Provision used during the year		(4,816)		-		-		(4,816)
Effect of changes in foreign exchange rates		467		-		17		484
Balance as at end of the year	Rs.	6,614	Rs.	-	Rs.	1,045	Rs.	7,659
Current	Rs.	6,614	Rs.	-	Rs.	936	Rs.	7,550
Non-current		-		-		109		109
	Rs.	6,614	Rs.	-	Rs.	1,045	Rs.	7,659

(1)
Refund liability is accounted for by recording a provision based on the Company’s estimate of expected sales returns. See Note 3
(
m
)
of these consolidated financial statements for the Company’s accounting policy on refund liability.

(2)
As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of Rs.39 (carrying value Rs.64). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in the consolidated statements of financial position.

During the year ended March 31, 2026, the Company was released from this obligation, resulting in the reversal of the environmental liability with a corresponding adjustment to the related indemnification asset.

(3)
Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer to Note 31 (“Contingencies”) of these consolidated financial statements under “Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority and Litigation relating to Cardiovascular and Anti-diabetic formulations” for further details.

18.
Other liabilities

Other liabilities consist of the following:

	As of March 31,
	2026		2025
Current
Accrued expenses	Rs.	27,920	Rs.	25,135
Employee benefits payable		6,102		7,352
Statutory dues payable		5,417		4,946
Deferred revenue (1)		260		421
Advance from customers		1,321		1,562
Others (2)		9,239		6,069
	Rs.	50,259	Rs.	45,485
Non-current
Deferred revenue (1)	Rs.	2,436	Rs.	1,162
Others		1,007		2,141
	Rs.	3,443	Rs.	3,303

(1)	Refer to Note 21 (“Revenue from contracts with customers and trade receivables”) of these consolidated financial statements for details of deferred revenue.
(2)	Others include tender rebates payable, book overdraft and other liabilities linked to volume based arrangements.

As of March 31, 2025, Others includes earn-out consideration payable to Haleon UK Enterprises Limited. Refer to Note 35.B of these consolidated financial statements for further details.

Refer to Note 29 for further details and a breakup of financial and non-financial liabilities.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

19.
Share Capital

Particulars	No. of shares	Amount
Authorized share capital	1,450,000,000	Rs.	1,450
Opening number of outstanding equity shares/share capital (face value of Rs.5 each) as on April 1, 2024	166,818,266	Rs.	834
Add: Equity shares issued pursuant to employee stock option plans (1) prior to stock split	58,680		-*
Add: Increase in outstanding shares on account of stock split**	667,507,784		-
Add: Equity shares issued pursuant to employee stock option plans (1) after stock split	70,635		-*
Closing number of outstanding equity shares/share capital ** (face value of Rs.1 each) as on March 31, 2025	834,455,365	Rs.	834
Treasury shares (1) as on March 31, 2025	2,452,260	Rs.	2,264

Opening number of outstanding equity shares/share capital (face value of Rs.1 each) as on April 1, 2025	834,455,365	Rs.	834
Add: Equity shares issued pursuant to employee stock option plans (1)	201,605		1
Closing number of outstanding equity shares/share capital (face value of Rs.1 each) as on March 31, 2026	834,656,970	Rs.	835
Treasury shares (1) as on March 31, 2026	1,965,575	Rs.	1,815

*Rounded to the nearest million.

** Effective as of the record date of October 28, 2024, the Company implemented a sub-division/ stock split of each equity share having a face value of Rupees Five each, fully paid-up, into five equity shares having a face value of Rupees One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Each American Depositary Share (“ADS”) of the Company continued to represent one underlying equity share and, therefore, the number of ADSs held by an American Depositary Receipt (“ADR”) holder consequently increased in proportion to the increase in number of equity shares.

(1)	Refer to Note 27 of these consolidated financial statements for further details regarding treasury shares and employee stock option plans.

The Company has only one class of equity shares having a par value of Rs.1 per share after giving effect to the stock split (prior to such stock split, the par value was Rs.5 per share). For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held.

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

The details of dividends paid by the Company are as follows:

	During the Year Ended March 31,
	2026		2025		2024
Dividend per share (in absolute Rs.)*	Rs.	8	Rs.	8	Rs.	8
Dividend paid during the year (excluding dividend paid on treasury shares)		6,659		6,662		6,648
Towards the fiscal year		2025		2024		2023

* Dividend per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024

Proposed dividend

At the Company’s Board of Directors’ meeting held on May 12, 2026, the Board proposed a dividend of Rs.8 per share and aggregating to Rs.6,677, which is subject to the approval of the Company’s shareholders.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

20.
Earnings per share

The calculation of basic and diluted earnings per share for the years ended March 31, 2026, 2025 and 2024 was based on the profit attributable to equity shareholders of the Company, being Rs.42,850, Rs.56,544 and Rs.55,684, respectively.

The weighted average number of equity shares outstanding, used for calculating the basic earnings per share, are as follows:

	For the Year Ended March 31,
	2026	2025	2024*
Number of equity shares at the beginning of the year (excluding treasury shares)	832,003,105	832,642,375	830,783,660
Effect of equity shares issued on exercise of stock options	437,482	308,031	1,184,855
Weighted average number of equity shares – Basic	832,440,587	832,950,406	831,968,515
Earnings per share of par value Rs.1 – Basic	51.48	67.88	66.93

*Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 19 of these consolidated financial statements for further details regarding such stock split.

The weighted average number of equity shares outstanding, used for calculating the diluted earnings per share, are as follows:

	For the Year Ended March 31,
	2026	2025	2024
Weighted average number of equity shares – Basic	832,440,587	832,950,406	831,968,515
Dilutive effect of stock options outstanding (1)	891,102	1,228,728	1,569,165
Weighted average number of equity shares – Diluted	833,331,689	834,179,134	833,537,680
Earnings per share of par value Rs.1 – Diluted	51.42	67.78	66.80

(1)
As of March 31, 2026, 2025, and 2024, 1,983,310, 941,080, and 1,227,725 options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company’s shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.

21.
Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

	For the Year Ended March 31,
	2026		2025		2024
Sales (1)	Rs.	326,213	Rs.	316,320	Rs.	271,396
Service income		5,217		5,426		5,655
License fees (2)		4,503		3,789		2,113
	Rs.	335,933	Rs.	325,535	Rs.	279,164

(1)
For the year ended March 31, 2026, consequent to resolution of a shelf stock adjustment claim arising from
a
reduction in
the
price of its generic product Lenalidomide in the United States, the Company recorded an amount of Rs.4,530 (U.S.$ 50) as a reduction of “Revenue from sale of goods” in the Company's Global Generics Segment.

(2)
For the year ended March 31, 2025, the license fees includes an amount of Rs.1,266 (U.S.$15) as a milestone payment receivable upon U.S. FDA approval of DFD 29, in accordance with the license and collaboration agreement dated June 29, 2021 with Journey Medical Corporation. This transaction pertains to the Company’s Others segment.

Refer to Note 5 (“Segment reporting”) of these consolidated financial statements for details on revenues by therapeutic area, and revenues by geography.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

21. Revenue from contracts with customers and trade receivables (continued)

Deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended March 31, 2026 and 2025.

	For the Year Ended March 31,
	2026		2025
Balance as of April 1	Rs.	1,583	Rs.	1,567
Revenue recognized during the year		(653)		(1,799)
Milestone payment received during the year		1,766		1,815
Balance as of March 31	Rs.	2,696	Rs.	1,583
Current		260		421
Non-current		2,436		1,162

Significant gross to net adjustments relating to Company’s North America Generics business (amounts in U.S.$ millions):

A roll-forward for each major accrual for the Company’s North America Generics business for the fiscal years ended March 31, 2024, 2025 and 2026 is as follows:

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability (2)
	(All amounts in U.S.$)
Beginning Balance: April 1, 2023	247	87	13	35
Current provisions relating to sales during the year *	2,844	322	31	21
Provisions and adjustments relating to sales in prior years	-	-	-	-
Credits and payments**	(2,803)	(307)	(25)	(21)
Ending Balance: March 31, 2024	288	102	19	35

Beginning Balance: April 1, 2024	288	102	19	35
Current provisions relating to sales during the year (1)	2,720	253	23	34
Provisions and adjustments relating to sales in prior years *	-	-	-	-
Credits and payments**	(2,665)	(252)	(29)	(27)
Ending Balance: March 31, 2025	343	103	13	42

Beginning Balance: April 1, 2025	343	103	13	42
Current provisions relating to sales during the year (1)	2,439	226	24	38
Provisions and adjustments relating to sales in prior years *	-	-	-	-
Credits and payments**	(2,506)	(237)	(27)	(33)
Ending Balance: March 31, 2026	276	92	10	47

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

(1)
Chargebacks provisions and payments for the year ended March 31, 2025 and March 31, 2026 were each lower as compared to the years ended March 31, 2024 and March 31, 2025, primarily as a result of reduction in the invoice price to wholesalers for few of the Company’s major products. This was offset to some extent due to higher pricing rates per unit on chargebacks, on account of reductions in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company’s products.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

21. Revenue from contracts with customers and trade receivables (continued)

(2)
The Company’s overall provision for refund liability as of March 31, 2026 relating to the Company’s North America Generics business was U.S.$47, compared to a liability of U.S.$42 as of March 31, 2025. The refund liability created for new product launches and volume growth, were off-set by the reductions in the contract prices and by product mix changes.

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

Refund liabilities:

	For the Year Ended March 31,
	2026		2025
Balance at the beginning of the year	Rs.	5,297	Rs.	4,579
Provision made during the year, net of reversals		5,666		4,784
Provision used during the year		(4,816)		(4,129)
Effect of changes in foreign exchange rates		467		63
Balance at the closing of the year	Rs.	6,614	Rs.	5,297
Current	Rs.	6,614	Rs.	5,297
Non-current		-		-

Contract asset:

As mentioned in the accounting policies for refund liability set forth in Note 3
(
m
)
 of these consolidated financial statements, the Company recognizes an asset (i.e., the right to the returned goods), for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods. Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

As of March 31, 2026 and 2025, the Company had Rs.64 and Rs.51, respectively, as contract assets representing the right to returned goods.

Contract liabilities:

	As of March 31,
	2026		2025
Advance from customers	Rs.	1,321	Rs.	1,562
	Rs.	1,321	Rs.	1,562

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

22. Other income, net

Other income, net consists of the following:

	For the Year Ended March 31,
	2026		2025		2024
Gain on sale/disposal of non-current assets, net (1)	Rs.	(2,547)	Rs.	(1,522)	Rs.	(900)
Sale of spent chemicals		(385)		(437)		(489)
Scrap sales		(362)		(323)		(338)
Miscellaneous income, net (2)		(4,333)		(2,076)		(2,472)
	Rs.	(7,627)	Rs.	(4,358)	Rs.	(4,199)

(1)	Gain on sale/disposal of non-current assets, net for the year end ed March 31, 2026 includes :

•	Rs.1,890 towards divestment of certain product related intangibles i.e., trademarks during the year ended March 31, 2026.

Gain on sale/disposal of non-current assets, net for the year end ed
March 31, 2025 includes:

•
A
c
umulative amount of foreign exchange gains of Rs.1,551, reclassified from the foreign currency translation reserve, and a loss of Rs.52 due to turn around fees paid upon divestment of the membership interest in the subsidiary “Dr. Reddy’s Laboratories Louisiana LLC”, including the manufacturing facility and related assets, to Jaguar Labs Holdings LLC.

In addition to the above, in connection with this divestment the Company also has recognized an amount of Rs.293, primarily comprising severance payments to employees in the consolidated income statement. This divest
ment
transaction pertains to the Company’s Global Generics Segment.

(2)	Miscellaneous income for the year ended March 31, 2026 includes:

•
Rs.877 towards gain recognized from the write back of liabilities no longer required pursuant to the discontinuance of development of conjugated estrogen at the Company’s site in Middleburgh, New York. Refer to
N
ote 11 of these consolidated financial statements for further details; and

•
Rs.1,400 recogni
z
ed pursuant to settlement of product related litigations representing payment for avoided litigation costs by the Company and its affiliates in the United States and the United Kingdom during the year ended March 31, 2026.

Miscellaneous income for the year ended March 31, 2024 includes

•	Rs.984 recognized pursuant to a settlement of product related litigation representing payment for avoided litigation costs by the Company and its affiliates in the United Kingdom; and
•
Rs.540 recognized pursuant to a settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga® (Abiraterone).

23.
Finance income, net

Finance income, net consists of the following:

	For the Year Ended March 31,
	2026		2025		2024
Interest income	Rs.	3,726	Rs.	2,677	Rs.	2,278
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		2,359		3,554		3,149
Foreign exchange gain/(loss), net		1,785		1,322		278
Finance income (A)	Rs.	7,870	Rs.	7,553	Rs.	5,705
Interest expense		(3,738)		(2,829)		(1,711)
Finance expense (B)	Rs.	(3,738)	Rs.	(2,829)	Rs.	(1,711)
Finance income, net [(A)+(B)]	Rs.	4,132	Rs.	4,724	Rs.	3,994

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

24.
Income taxes

a.
Income tax expense/(benefit) recognized in the consolidated income statement consists of the following:
	For the Year Ended March 31,
	2026		2025		2024
Current taxes
Domestic	Rs.	9,599	Rs.	17,909	Rs.	13,874
Foreign		4,347		4,672		5,584
	Rs.	13,946	Rs.	22,581	Rs.	19,458
Deferred taxes
Domestic	Rs.	945	Rs.	(1,074)	Rs.	968
Foreign		(2,540)		(1,968)		(4,240)
	Rs.	(1,595)	Rs.	(3,042)	Rs.	(3,272)
Tax expense, net	Rs.	12,351	Rs.	19,539	Rs.	16,186

b.
Income tax expense/(benefit) recognized directly in other comprehensive (loss)/ income

Income tax expense/(benefit) recognized directly in other comprehensive (loss)/income consists of the following:

	For the Year Ended March 31,
	2026		2025		2024
Tax effect on changes in fair value of other investments	Rs.	-	Rs.	-	Rs.	-
Tax effect on effective portion of change in fair value of cash flow hedges		(428)		58		(117)
Tax effect on foreign currency translation differences		-		-		-
Tax effect on actuarial gains/losses on defined benefit obligations		45		(24)		(4)
	Rs.	(383)	Rs.	34	Rs.	(121)

c.
Reconciliation of effective tax rate

The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2026, 2026 and 2025:

	For the Year Ended March 31,
	2026		2025		2024
Profit before income taxes	Rs.	54,817	Rs.	76,784	Rs.	71,870
Enacted tax rate in India		25.17%		25.17%		25.17%
Computed expected tax expense	Rs.	13,797	Rs.	19,327	Rs.	18,090
Effect of:
Differences between Indian and foreign tax rates	Rs.	(577)	Rs.	(241)	Rs.	(749)
Unrecognized deferred tax assets/(recognition of previously unrecognized deferred tax assets, net)		(267)		2		(817)
Expenses not deductible for tax purposes		921		860		612
Income exempt from income taxes		(199)		(483)		(39)
Foreign exchange differences		(424)		(124)		(89)
Reversal of deferred tax asset on Indexation of land		-		473		-
Income from sale of capital assets		(53)		(242)		(48)
Others		(847)		(33)		(774)
Income tax expense	Rs.	12,351	Rs.	19,539	Rs.	16,186
Effective tax rate		23%		25%		23%

The Company’s effective tax rate for the year ended March 31, 2026, was lower as compared to the year ended March 31, 2025. This decrease was primarily on account of:

a)
an increase in the proportion of the Company’s profits coming from lower tax jurisdictions and a decrease in the proportion of profits from higher tax jurisdictions for the period ended March 31, 2026, as compared to the period ended March 31, 2025; and

b)	the reversal of deferred tax on Indexation of land during the year ended March 31, 2025; and
c)	the recognition of a previously unrecognized deferred tax asset on operating tax losses, during the year ended March 31, 2026.

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

d.
Unrecognized deferred tax assets

The details of unrecognized deferred tax assets are summarized below:

	As of March 31,
	2026		2025
Deductible temporary differences, net	Rs.	328	Rs.	235
Operating tax loss carry-forward		1,457		1,587
	Rs.	1,785	Rs.	1,822

Deferred tax liability is not provided on undistributed earnings of Rs.48,978 and Rs.43,442 as of March 31, 2026 and 2025, respectively of subsidiaries and joint ventures, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all of the accumulated undistributed earnings of subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its subsidiaries.

e.
Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	As of March 31,				As of March 31,
	2026				2025
Deferred tax assets/(liabilities):	Asset		Liability		Asset		Liability
Inventories	Rs.	6,674	Rs.	(44)	Rs.	4,650	Rs.	(24)
Trade and other receivables		9,637		-		8,390		-
Operating/other tax loss carry-forward		3,191		-		2,844		-
Other current assets and other current liabilities, net		912		(79)		733		(192)
Lease liabilities		3,518		-		1,205		-
Property, plant and equipment		-		(6,090)		-		(5,067)
Right of use asset		-		(3,117)		-		(1,102)
Other intangible assets		1,098		(9,173)		1,533		(8,583)
Others		1,564		(1,223)		878		(865)
Tax assets/(liabilities)		26,594		(19,726)		20,233		(15,833)
Set-off of taxes		(4,158)		4,158		(1,725)		1,725
Net tax assets/(liabilities)		22,436		(15,568)		18,508		(14,108)

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

Operating loss carry-forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2027 through 2042.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

24.
Income taxes (continued)

f.
Movement in deferred tax assets and liabilities during the years ended March 31, 2026 and 2025
.
	As of March 31, 2025		Recognized in income statement		Recognized in OCI		As of March 31, 2026
Deferred tax assets/(liabilities):
Inventories	Rs.	4,626	Rs.	2,004		-	Rs.	6,630
Trade and other receivables		8,390		1,247		-		9,637
Operating/other tax loss carry-forward		2,844		347		-		3,191
Other current assets and other current liabilities, net		541		292		-		833
Lease liabilities		1,205		2,313		-		3,518
Right of use asset		(1,102)		(2,015)		-		(3,117)
Property, plant and equipment		(5,067)		(1,023)		-		(6,090)
Other intangible assets		(7,050)		(1,025)		-		(8,075)
Others		13		(55)		383		341
Net deferred tax assets	Rs.	4,400	Rs.	2,085	Rs.	383	Rs.	6,868

The details of movement in deferred tax assets and liabilities are summarized below:

	As of March 31, 2024		Recognized in income statement		Recognized in OCI		Recognized on business combination	As of March 31, 2025
Deferred tax assets/(liabilities):
Inventories	Rs.	4,372	Rs.	254		-	-	Rs.	4,626
Trade and other receivables		5,815		2,575		-	-		8,390
Operating/other tax loss carry-forward		2,398		446		-	-		2,844
Other current assets and other current liabilities, net		645		(104)		-	-		541
Lease liabilities		854		351		-	-		1,205
Right of use asset		(750)		(352)		-	-		(1,102)
Property, plant and equipment		(3,621)		(1,446)		-	-		(5,067)
Other intangible assets		102		1,331		-	(8,483)		(7,050)
Others		50		(3)		(34)	-		13
Net deferred tax assets	Rs.	9,865	Rs.	3,052	Rs.	(34)	(8,483)	Rs.	4,400

The amounts recognized in the consolidated income statement for the years ended March 31, 2026 and 2025 include Rs.490 and Rs.10, respectively, which represent exchange differences arising due to foreign currency translations.

g.
Uncertain tax positions – Tax litigations

The Company is contesting various disallowances by the Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by tax authorities is Rs.2,935 and Rs.2,875 as of March 31, 2026 and 2025, respectively. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2026.

h.
Assessment of exposure to Pillar Two rules

Legislation to implement the Pillar Two model rules of the OECD has been enacted or substantively enacted in certain jurisdictions where the Company operates. The legislation is effective for the Company’s reporting year beginning April 1, 2024. The Company is within the scope of the enacted or substantively enacted legislation.

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
This amendment had no material impact on the
se
consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

25. Nature of Expense

The following table shows supplemental information related to certain “nature of expense” items for the years ended March 31, 2026, 2025 and 2024:

	For the Year Ended March 31,
Employee benefits (1)	2026		2025		2024
Cost of revenues	Rs.	14,955	Rs.	15,662	Rs.	15,101
Selling, general and administrative expenses		38,495		33,805		29,235
Research and development expenses		6,459		6,333		5,964
	Rs.	59,909	Rs.	55,800	Rs.	50,300

	For the Year Ended March 31,
Depreciation	2026 (2)		2025		2024
Cost of revenues	Rs.	8,603	Rs.	7,111	Rs.	6,742
Selling, general and administrative expenses		2,650		2,099		1,707
Research and development expenses		1,367		1295		1127
	Rs.	12,620	Rs.	10,505	Rs.	9,576

	For the Year Ended March 31,
Amortization	2026		2025		2024
Cost of revenues	Rs.	-	Rs.	-	Rs.	-
Selling, general and administrative expenses		7,934		6,502		5,220
Research and development expenses		51		51		45
	Rs.	7,985	Rs.	6,553	Rs.	5,265

(1)	Refer to Note 26 regarding the impact of the New Labour Codes during the year ended March 31, 2026.
(2)	During the year ended March 31, 2026, the Company capitalized depreciation cost of Rs.150 with respect to qualifying assets under Property, plant and equipment.

In addition, for details relating to costs of material consumed, refer to Note 9 of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

26.
Employee benefits

Total employee benefits expenses, including share-based payments, incurred during the years ended March 31, 2026, 2025 and 2024 amounted to Rs.59,909, Rs.55,800, and Rs.50,300, respectively.

A.
Impact of the New Labour Codes:

The Government of India has consolidated 29 existing labour legislations into a unified framework comprising four labour codes as follows: Code on Wages, 2019, Code on Social Security, 2020, Industrial Relations Code, 2020 and Occupational Safety, Health and Working Conditions Code 2020 (collectively referred to as the “New Labour Codes”). The New Labour Codes are effective from November 21, 2025 and introduce changes that include, among other things, setting a uniform definition of wages. The New Labour Codes have implications on employee benefits including gratuity, leave encashment, and other related obligations.

The Company has assessed the implications of the New Labour Codes and has recognized an incremental cost of Rs.1,170 towards employee benefits during the year ended March 31, 2026. The Company continues to monitor the developments pertaining to the implementation of the New Labour Codes, including related rules there to and the impact of these will be accounted in accordance with applicable accounting standards.

B.
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

The components of gratuity cost recognized in the income statement for the years ended March 31, 2026, 2025 and 2024 consist of the following:

	For the Year Ended March 31,
	2026		2025		2024
Current service cost	Rs.	512	Rs.	432	Rs.	389
Interest on defined benefit liability		27		19		(7)
Past service cost		901		-		-
Gratuity cost recognized in income statement	Rs.	1,440	Rs.	451	Rs.	382

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2026		2025
P r e s e nt v a l ue of funded ob l i g a t i ons	Rs.	4,965	Rs.	3,863
F a i r v a l ue of p l a n a ss e t s		(4,981)		(3,339)
Net defined benefit liability r e c og n i z e d	Rs.	(16)	Rs.	524

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2026		2025
D e f i n e d b e n e f i t o b l i g a t i ons a t t he b e g i nn i ng of t he y e a r	Rs.	3,863	Rs.	3,404
Current s e r v i c e c o s t		512		432
In t e r e s t on defined obligations		256		225
Past service cost		901		-
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		(109)		102
Actuarial loss/(gain) due to demographic assumptions		92		(35)
Actuarial loss/(gain) due to experience changes		(63)		72
B e n e f it s p a i d		(484)		(330)
Liabilities transferred (1)		(3)		(7)
D e f i n e d b e n e f i t o b l i g a t i ons a t t he e nd o f t he y e a r	Rs.	4,965	Rs.	3,863

(1)
Liabilities transferred:
•
During the year ended March 31, 2026, an amount of Rs.3 (rounded to the nearest million) represents the transfer of liabilities on account of transfer of employees between the parent company and its subsidiaries.

•
During the year ended March 31, 2025, an amount of Rs.7 (rounded to the nearest million) represents the transfer of liabilities on account of transfer of employees between the parent company and its subsidiaries.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

26. Employee benefits (continued)

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2 026		2 025
Fair value of plan assets at the beginning of the year	Rs.	3,339	Rs.	3,064
Employer contributions		1,844		362
Interest on plan assets		229		206
Re-measurements due to:
Return on plan assets excluding interest on plan assets		54		37
Benefits paid		(484)		(330)
Assets transferred (1)		(1)		-
Plan assets at the end of the year	Rs.	4,981	Rs.	3,339

(1)
 Assets transferred:
•	During the year ended March 31, 2026, an amount of Rs.1 represents the transfer of plan assets on account of the transfer of employees between the parent company and its subsidiaries.
•	During the year ended March 31, 2025, an amount of Rs.0 represents the transfer of plan assets on account of the transfer of employees between the parent company and its subsidiaries.

Sensitivity Analysis:

As of March 31, 2026
Defined benefit obligation without effect of projected salary growth	3,212
Add: Effect of salary growth	1,753
Defined benefit obligation with projected salary growth	4,965
Defined benefit obligation, using salary growth rate plus 50 basis points	5,121
Defined benefit obligation, using salary growth rate minus 50 basis points	4,816
Defined benefit obligation, using discount rate minus 50 basis points	5,123
Defined benefit obligation, using discount rate plus 50 basis points	4,815

Summary of the actuarial assumptions:
The actuarial assumptions used in accounting for the Gratuity plan are as follows:

	For the Year Ended March 31,
	2026	2025	2024
Discount rate	6.90%	6.65%	7.15%
Rate of compensation increase	8.00%	8.10%	8.10%

Disaggregation of plan assets:
The Gratuity Plan’s weighted-average asset allocation as of March 31, 2026 and 2025, by asset category, was as follows:

	As of March 31,
	2026	2025
Funds managed by insurers	100%	100%

The expected future cash flows in respect of gratuity as of March 31, 2026 were as follows:

Expected contribution	Amount
During the year ended March 31, 2027 (estimated)	Rs.	-

Expected future benefit payments
March 31, 2028		743
March 31, 2029		709
March 31, 2030		633
March 31, 2031		570
Thereafter		5,682

The weighted average duration to the payment of these cash flows at the year ended March 31, 2026 is 6.19 years (March 31, 2025 : 5.40 years)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

26. Employee benefits (continued)

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.1,594, Rs.1,464 and Rs.1,316 to the provident fund plan during the years ended March 31, 2026, 2025 and 2024, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.142, Rs.151, and Rs.133 to the superannuation plan during the years ended March 31, 2026, 2025 and 2024, respectively.

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed Rs.163, Rs.241 and Rs.225 to the 401(k) retirement savings plan during the years ended March 31, 2026, 2025 and 2024, respectively. The Company has no further obligations under the plan beyond its monthly matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.194, Rs.293 and Rs.251 to the National Insurance during the years ended March 31, 2026, 2025 and 2024, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,018 and Rs.939 as of March 31, 2026 and 2025, respectively.

27. Share-based payments

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

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2025 and 2024 is as follows:

Category A — Fair Market Value Options:
There was no stock activity under this category during the years ended March 31, 2026 and 2025, and there were no stock options outstanding under this category as of March 31, 2026 and 2025.

Category B — Par Value Options:
Stock options activity under this category during the years ended March 31, 2026 and 2025 was as set forth in the below table after giving effect to the stock split in October 2024.

	For the Year Ended March 31, 2026
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	313,790	Rs.	1.00	Rs.	1.00	44
Expired/forfeited during the year	(3,910)		1.00		1.00	-
Exercised during the year	(128,895)		1.00		1.00	-
Outstanding at the end of the year	180,985	Rs.	1.00	Rs.	1.00	32
Exercisable at the end of the year	167,660	Rs.	1.00	Rs.	1.00	29

	For the Year Ended March 31, 2025
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	501,045	Rs.	1.00	Rs.	1.00	55
Expired/forfeited during the year	(21,435)		1.00		1.00	-
Exercised during the year	(165,820)		1.00		1.00	-
Outstanding at the end of the year	313,790	Rs.	1.00	Rs.	1.00	44
Exercisable at the end of the year	245,745	Rs.	1.00	Rs.	1.00	38

The weighted average share price on the date of allotment of options during the years ended March 31, 2026 and 2025 was Rs.1,283 and Rs.1,242 per share, respectively.

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

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended March 31, 2026 and 2025 was as follows after giving effect to the stock split in October 2024:

	For the Year Ended March 31, 2026
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,015,295	Rs.521.40 to 1,270.00	971.50	70
Granted during the year	353,057	1,162.00	1,162.00	96
Expired/forfeited during the year	(7,055)	981.40 & 1,060.20	985.42	-
Exercised during the year	(46,405)	Rs.521.40 to Rs.1,060.20	694.26	-
Outstanding at the end of the year	1,314,892	Rs.562.80 to 1,270.00	1,032.36	66
Exercisable at the end of the year	388,360	Rs.562.80 to 1,171.20	789.96	48

	For the Year Ended March 31, 2025
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,080,420	Rs.521.40 to Rs.1,171.20	845.25	72
Granted during the year	272,310	1,270.00	1,270.00	96
Expired/forfeited during the year	(232,970)	562.80 to 1,270.00	828.05	-
Exercised during the year	(104,465)	Rs.521.40 to Rs.1,060.20	763.78	-
Outstanding at the end of the year	1,015,295	Rs.521.40 to 1,270.00	971.50	70
Exercisable at the end of the year	57,945	Rs.521.40 to 1,171.20	728.47	33

The weighted average grant date fair value of options granted during the years ended March 31, 2026 and 2025 was Rs.388 and Rs.455 per option, respectively. The weighted average share prices on the date of allotment of options during the years ended March 31, 2026 and 2025 was Rs.1,306 and Rs.1,383 per share, respectively.

	For the Year Ended March 31, 2026
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	124,940	Rs.	1.00	Rs.	1.00	43
Expired/forfeited during the year	(9,725)		1.00		1.00	-
Exercised during the year	(26,305)		1.00		1.00	-
Outstanding at the end of the year	88,910		1.00		1.00	34
Exercisable at the end of the year	88,910		1.00		1.00	34

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27. Share-based payments (continued)

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

The weighted average grant date fair value of options granted during the years ended March 31, 2026 and 2025 was Rs.0 and Rs.0, respectively. The weighted average share price on the date of allotment of options during the years ended March 31, 2026 and 2025 was Rs.1,329 and Rs.1,363 per share, respectively.

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

The outstanding shares purchased from secondary market as of March 31,2026 and 2025, are 1,965,575 and 2,452,260 shares for an aggregate consideration of Rs.1,815 and Rs.2,264, respectively.

Stock option activity under the DRL 2018 Plan during the years ended March 31, 2026 and 2025 was as follows:

	For the Year Ended March 31, 2026
Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	2,399,070	Rs. 521.40 to 1,274.00	959.34	67
Granted during the year	915,763	1,162.00	1,162.00	96
Expired/forfeited during the year	(371,675)	521.40 to 1,270.00	1,093.04	-
Exercised during the year	(486,685)	521.40 to 1,060.20	750.23	-
Outstanding at the end of the year	2,456,473	Rs.521.40 to 1,274.00	1,056.09	67
Exercisable at the end of the year	536,635	Rs.521.40 to 1,274.00	757.05	38

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27. Share-based payments (continued
)

	For the Year Ended March 31, 2025
Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	2,087,265	Rs.521.40 to 1,102.80	832.80	70
Granted during the year	706,670	1,270.00 and 1,274.00	1,270.00	96
Expired/forfeited during the year	(229,680)	521.40 to 1,270.00	956.89	-
Exercised during the year	(165,185)	521.40 to 1,060.20	692.69	-
Outstanding at the end of the year	2,399,070	Rs.521.40 to 1,274.00	959.34	67
Exercisable at the end of the year	366,420	Rs.521.40 to 1,102.80	671.61	31

The weighted average grant date fair value of options granted during the years ended March 31,2026 and 2025 was Rs.388 and Rs.454 per option, respectively. The weighted average share price on the date of allotment of options during the years ended March 31,2026 and 2025 was Rs.1,262 and Rs.1,290 per share, respectively.

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

As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

The estimated fair value of stock options is recognized in the consolidated income statement on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The weighted average inputs used in computing the fair value of options granted were as follows:

	May 9, 2025		November 4, 2024		May 6, 2024		May 6, 2024
Expected volatility		24.99%		23.89%		24.65%		25.47%
Exercise price	Rs.	1,162.00	Rs.	1,274.00	Rs.	1,270.00	Rs.	1,270.00
Option life		5.5 years		5.0 Years		4.5 Years		5.5 Years
Risk-free interest rate		6.16%		6.79%		7.18%		7.19%
Expected dividends		0.69%		0.63%		0.64%		0.64%
Grant date share price	Rs.	1,155.90	Rs.	1,268.30	Rs.	1,258.69	Rs.	1,258.69

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

27.  Share-based payments (continued)

Share-based payment expense

	For the Year Ended March 31,
	2026		2025		2024
Equity settled share-based payment expense (1)	Rs.	326	Rs.	424	Rs.	407
Cash settled share-based payment expense (2)		297		372		414
	Rs.	623	Rs.	796	Rs.	821

(1)
As of March 31,2026 and 2025, there was Rs.433 and Rs.430, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.72 years and 1.68 years, respectively.

(2)
Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of March 31, 2026 and 2025, there was Rs.396 and Rs.366, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.87 years and 1.57 years , respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

28.

Related parties

The Company has entered into transactions with the following related parties:

Enterprises over which key management personnel have control or significant influence

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services availed;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	Dr. Reddy’s Institute of Life Sciences for research and development services availed;
•	Stamlo Industries Limited for hotel services;
•	Iosynth Labs Private Limited for research and development services; and
•	AverQ Inc. for professional consulting services (ceased to be a related party effective as of July 30, 2024);
•	Araku Originals Private Limited for the purchase of coffee powder; and
•	Zenfold Sustainable Technology Private Limited for sale and purchase of goods (a related party effective as of July 27, 2024).

Joint Venture and Associates

•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods, for research and development services;
•	Kunshan Rotam Reddy Medicine Company Limited (a subsidiary of Kunshan Rotam Reddy Pharmaceuticals Company Limited) for sale of goods;
•	O2 Renewable Energy IX Private Limited for an investment;
•	Clean Renewable Energy KK2A Private Limited for purchase of solar power and for an investment; and
•	DRES Energy Private Limited for the purchase of solar power and lease rentals received.

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
6
of these consolidated financial statements for information on transactions between the Company and the Gratuity Fund.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28. Related parties (continued)

The following is a summary of significant related party transactions:

	As of March 31,
	2026		2025		2024
Transactions with relatives of key management personnel or enterprises over which key management personnel have control or significant influence
Catering expenses	Rs.	490	Rs.	481	Rs.	454
Civil works		262		380		13
Contributions towards social development		744		626		587
Research and development services received		164		277		214
Hotel expenses		61		53		67
Facility management services		46		46		46
Lease rentals paid		41		39		37
Salaries to relatives of key management personnel		28		21		15
Professional consultancy services paid		-		-		3
Procurement of goods		88		58		-
Sale of goods		8		8		-
Sale of assets		-		1		-
Transactions with Joint Ventures and Associates
Investment in O2 Renewable Energy IX Private Limited	51	296	12
Dividend income	-	-	445
Purchase of solar power	225	145	123
Investment in Clean Renewable Energy KK2A Private Limited	-	21	-
Sale of goods	190	67	21
Research and development services provided	-	-	83
Lease rentals received	1	1	1
Others	-	-	1

The Company had the following amounts due from related parties:

	As of March 31,
	2026		2025
Kunshan Rotam Reddy Pharmaceuticals Company Limited	Rs.	45	Rs.	41
Kunshan Rotam Reddy Medicine Company Limited		62		-
DRES Energy Private Limited		-		1
Key management personnel and close members of their families		8		8

The Company had the following amounts due to related parties:

	As of March 31,
	2026			2025
Zenfold Sustainable Technology Private Limited	Rs.	12		Rs.	22
Indus Projects Private Limited		19			20
Green Park Hospitality Services Private Limited		-	*		17
DRES Energy Private Limited		16			3
Green Park Hotels and Resorts Limited		-	*		-	*
Stamlo Industries Limited		-			-	*

* Rounded to the nearest million.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

28. Related parties (continued)

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable year ended:

	For the Year Ended March 31,
	2026		2025		2024
S a l a r i e s a nd o t h e r b e n e f it s	Rs.	843	Rs.	861	Rs.	891
Co n t r i bu t i ons t o d e f i n e d c on t r i bu t i on p l a ns		52		36		36
Co mm i ss i on t o d i r e c t o r s		399		379		416
S h a r e -b a s e d p a y m e n t s expense		173		179		182
	Rs.	1,467	Rs.	1,455	Rs.	1,525

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

29.
Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of March 31, 2026 and 2025, respectively were as follows:

		As of March 31, 2026				As of March 31, 2025
	Category	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Amortized cost	Rs.	15,368	Rs.	15,368	Rs.	14,654	Rs.	14,654
Other investments	Refer to Note 7		83,141		83,141		53,645		53,645
Trade and other receivables	Amortized cost		101,219		101,219		90,420		90,420
Derivative financial instruments	FVTPL		155		155		557		557
Other assets (1)	Amortized cost		7,267		7,267		3,952		3,952
Total		Rs.	207,150	Rs.	207,150	Rs.	163,228	Rs.	163,228
Liabilities:
Trade and other payables	Amortized cost	Rs.	33,411	Rs.	33,411	Rs.	35,523	Rs.	35,523
Derivative financial instrument	FVTPL		6,898		6,898		1,286		1,286
Long-term borrowings	Amortized cost		18,206		18,206		8,721		8,721
Short-term borrowings	Amortized cost		59,135		59,135		38,045		38,045
Other liabilities and provisions (2)	See below discussion in this Note 30		44,012		44,012		36,917		36,917
Total		Rs.	161,662	Rs.	161,662	Rs.	120,492	Rs.	120,492

(1)
Other assets that are not financial assets (such as receivables from statutory authorities, government incentives receivable, prepaid expenses, advances paid and certain other receivables) of Rs.30,215 and Rs.27,162 as of March 31, 2026 and 2025, respectively, are not included.

(2)
Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.17,239 and Rs.18,195 as of March 31, 2026 and 2025, respectively, are not included.

Other liabilities and provisions includes amount measured at amortized cost of Rs.43,792 and Rs.34,001 as of March 31, 2026 and 2025, respectively, and contingent consideration measured at FVTPL of Rs.220 and Rs.2,916 as of March 31, 2026 and 2025, respectively.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

29. Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2026:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	35,912	Rs.	-	Rs.	-	Rs.	35,912
FVTPL - Financial asset - Investment in limited liability partnership firm (2)		-		-		1,449		1,449
FVTPL - Financial asset - Investments in equity securities		816		-		-		816
FVTPL – Financial asset - Investments in others		-		-		472		472
FVTOCI - Financial asset - Investments in equity securities		14		-		1		15
Derivative financial instruments - net loss on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts (1)		-		(6,743)		-		(6,743)
FVTPL – Financial liability - Contingent consideration		-		-		(220)		(220)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2025:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	33,186	Rs.	-	Rs.	-	Rs.	33,186
FVTPL - Financial asset - Investment in limited liability partnership firm (2)		-		-		1,122		1,122
FVTPL - Financial asset - Investments in equity securities		86		-		1		87
FVTPL – Financial asset - Investments in others		-		-		219		219
FVTOCI - Financial asset - Investments in equity securities		49		-		-		49
Derivative financial instruments - net loss on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts (1)		-		(729)		-		(729)
FVTPL – Financial liability - Contingent consideration		-		-		(2,916)		(2,916)

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

As of March 31, 2026 and 2025, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Derivative financial instruments

The Company had a derivative financial asset and derivative financial liability of Rs.155  and Rs.6,898, respectively, as of March 31, 2026, as compared to a derivative financial asset and derivative financial liability of Rs.557 and Rs.1,286, respectively, as of March 31, 2025, attributable to these derivative financial instruments.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in
respect
of the gain/(loss) recognized in respect of derivative contracts to hedge highly probable forecast transactions during the applicable year ended:

	For the Year Ended March 31,
	2026		2025		2024
Net loss recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(249)	Rs.	(64)	Rs.	(9)
Net (loss)/gain recognized in OCI in respect of hedges of highly probable forecast transactions		(1,699)		2,432		(470)
Net (loss)/gain reclassified from OCI and recognized as component of revenue upon occurrence of forecasted transaction		(2,973)		(759)		1,368

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact is a loss of Rs.1,555 as of March 31, 2026, as compared to a gain of Rs.143 as of March 31, 2025.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

29. Financial instruments (continued)

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2026.

Category	Instrument	Currency (1)	Cross Currency (1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	CAD	INR	CAD 11	Sell
	Forward contract	U.S.$	INR	U.S.$914	Sell
	Forward contract	ZAR	INR	ZAR 231	Sell
	Forward contract	GBP	INR	GBP 11	Sell
	Forward contract	AUD	INR	AUD 4	Sell
	Forward contract	EUR	INR	EUR 26	Sell
	Forward contract	U.S.$	MXN	U.S.$13	Sell
	Forward contract	U.S.$	BRL	U.S.$(17)	Buy
	Forward contract	U.S.$	CLP	U.S.$(4)	Buy
	Forward contract	U.S.$	COP	U.S.$(3)	Buy
	Forward contract	U.S.$	KZT	U.S.$(12)	Buy
	Forward contract	RUB	U.S.$	RUB 1,000	Sell
	Forward contract	AUD	GBP	AUD 8	Sell
	Forward contract	EUR	DKK	EUR 3	Sell
	Forward contract	EUR	U.S.$	EUR (65)	Buy
	Forward contract	U.S.$	DKK	U.S.$(28)	Buy
	Forward contract	GBP	U.S.$	GBP (19)	Buy
	Forward contract	AUD	U.S.$	AUD 27	Sell
	Forward contract	U.S.$	RON	U.S.$(23)	Buy
	Forward contract	U.S.$	CAD	U.S.$(15)	Buy
	Principle only swap	U.S.$	INR	U.S.$100	Swap
Hedges of highly probable forecast transactions	Forward contract	U.S.$	INR	U.S.$228	Sell
	Forward contract	RUB	U.S.$	RUB 1,610	Sell
	Forward contract	BRL	U.S.$	U.S.$5	Sell
	Option contract	U.S.$	INR	U.S.$255	Sell

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2025.

Category	Instrument	Currency (1)	Cross Currency (1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	CAD	INR	CAD 1	Sell
	Forward contract	U.S.$	INR	U.S.$842	Sell
	Forward contract	ZAR	INR	ZAR 216	Sell
	Forward contract	GBP	INR	GBP 10	Sell
	Forward contract	AUD	INR	AUD 8	Sell
	Forward contract	EUR	INR	EUR 12	Sell
	Forward contract	U.S.$	BRL	U.S.$(10)	Buy
	Forward contract	U.S.$	CLP	U.S.$(4)	Buy
	Forward contract	U.S.$	COP	U.S.$(9)	Buy
	Forward contract	U.S.$	KZT	U.S.$(8)	Buy
	Forward contract	RUB	U.S.$	RUB 3,700	Sell
	Forward contract	EUR	U.S.$	EUR (78)	Buy
	Forward contract	GBP	U.S.$	GBP (31)	Buy
	Forward contract	U.S.$	AUD	U.S.$(4)	Buy
	Forward contract	U.S.$	RON	U.S.$(15)	Buy
	Principal only swap	U.S.$	INR	U.S.$100	Sell
Hedges of highly probable forecast transactions	Forward contract	U.S.$	INR	U.S.$30	Sell
	Forward contract	RUB	U.S.$	RUB 2,500	Sell
	Forward contract	U.S.$	BRL	U.S.$(18)	Buy
	Option contract	U.S.$	INR	U.S.$771	Sell

•
“AUD” means Australian dollars, “BRL” means Brazilian reals, “CAD” means Canadian dollars, “COP” means Colombian pesos, “CLP” means Chilean pesos, “DKK” means Danish Krones, “EUR” means Euros, “GBP” means U.K. pounds sterling, “INR” means Indian rupees, “KZT” means Kazakhstan tenge, “MXN” means Mexican pesos, “RON” means Romanian new leus, “RUB” means Russian roubles, “U.S.$” means United States dollars and “ZAR” means South African rands.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

29. Financial instruments (continued)

The table below summarizes the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

	As of March 31,
	2026		2025
Cash flows in U.S dollars
Not later than one month	Rs.	4,770	Rs.	6,535
Later than one month and not later than three months		9,996		13,069
Later than three months and not later than six months		11,949		18,616
Later than six months and not later than one year		19,062		30,258
	Rs.	45,777	Rs.	68,478
Cash flows in Russian roubles
Not later than one month	Rs.	419	Rs.	716
Later than one month and not later than three months		1,455		1,841
Later than three months and not later than six months		-		-
Later than six months and not later than one year		-		-
	Rs.	1,874	Rs.	2,557
Cash flows in Brazilian reals
Not later than one month	Rs.	90	Rs.	(256)
Later than one month and not later than three months		-		(513)
Later than three months and not later than six months		-		(756)
Later than six months and not later than one year		-		-
	Rs.	90	Rs.	(1,525)

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

30. Financial risk management (continued)

Foreign exchange risk

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, Euros and Mexican pesos, and foreign currency debt in Russian roubles, Mexican pesos and Brazilian reals. A significant portion of the Company’s revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company’s revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognized assets and liabilities.

The details in respect of the outstanding foreign exchange forward contracts, option contracts and currency swaps are given in Note
29
of these consolidated financial statements.

In respect of the Company’s forward, option contracts and currency swaps, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

•	a Rs.4,059/(3,688) increase/(decrease) in the Company’s hedging reserve and a Rs.7,294/(7,192) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2026; and
•	a Rs.6,053/(6,184) increase/(decrease) in the Company’s hedging reserve and a Rs.5,927/(5,927) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2025; and
•	a Rs.7,041/(7,269) increase/(decrease) in the Company’s hedging reserve and a Rs.2,203/(2,315) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2024.

The following table analyzes foreign currency risk from non-derivative financial instruments as of March 31, 2026:

	U.S. dollars		Euro		Russian roubles		Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	4,566	Rs.	-	Rs.	88	Rs.	-	Rs.	4,654
Other investments		849		-		-		-		849
Trade and other receivables		52,042		1,174		2,680		2,176		58,072
Other assets		854		2		5		-		861
Total	Rs.	58,311	Rs.	1,176	Rs.	2,773	Rs.	2,176	Rs.	64,436
Liabilities:
Trade and other payables	Rs.	7,798	Rs.	1,241	Rs.	564	Rs.	1,512	Rs.	11,115
Long-term borrowings		8,562		147		3		181		8,893
Other liabilities and provisions		11,775		322		68		635		12,800
Total	Rs.	28,135	Rs.	1,710	Rs.	635	Rs.	2,328	Rs.	32,808

(1)	Other s primarily consists of Swiss francs, U.K. pounds sterling, Chinese yuans (Renminbi) and Romanian leu.

The following table analyzes foreign currency risk from non-derivative financial instruments as of March 31, 2025:

	U.S. dollars		Euro		Russian roubles		Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	4,098	Rs.	390	Rs.	143	Rs.	272	Rs.	4,903
Other investments		210		104		-		-		314
Trade and other receivables		59,076		498		2,865		2,133		64,572
Other assets		797		17		3		34		851
Total	Rs.	64,181	Rs.	1,009	Rs.	3,011	Rs.	2,439	Rs.	70,640
Liabilities:
Trade and other payables	Rs.	8,298	Rs.	1,660	Rs.	528	Rs.	234	Rs.	10,720
Short-term borrowings		10,898		-		-		38		10,936
Long-term borrowings		1,851		242		18		38		2,149
Other liabilities and provisions		8,640		149		111		512		9,412
Total	Rs.	29,687	Rs.	2,051	Rs.	657	Rs.	822	Rs.	33,217

(1)	Others primarily consists of Romanian new leus, Chinese yuans (Renminbi), U.K. pounds sterling and Japanese yen.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

30. Financial risk management (continued)

For the years ended March 31, 2026 and 2025, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company’s net profit by Rs.3,163 and Rs.3,742, respectively.

Interest rate risk

As of March 31, 2026, the Company had loans with floating interest rates as follows:

•	Rs.41,500 of loans carrying a floating interest rate of T-bill + 35bps to 55 bps;
•	Rs.12,690 of loans carrying a floating interest rate of REPO rate + 75bps
•	Rs.3,799 of loans carrying a floating interest rate of 3 Months T-bill + 84 bps;
•	Rs.1,423 of loans carrying a floating interest rate of Key rate + 3.48% to 3.98%;
•	Rs.2,795 of loans carrying a floating interest rate of TIIE + 1.35%; and
•	Rs.727 of loans carrying a floating interest rate of CDI + 1.55%.

As of March 31, 2025, the Company had loans with floating interest rates as follows:

•	Rs.22,000 of loans carrying a floating interest rate of T-bill + 35 bps to 70 bps;
•	Rs.3,800 of loans carrying a floating interest rate of 3 Month T-bill + 84 bps;
•	Rs.10,856 of loans carrying a floating interest rate of 6 Months SOFR + 10 bps to 65 bps;
•	Rs.1,274 of loans carrying a floating interest rate of Key rate + 4.7% to 5.9%;
•	Rs.2,217 of loans carrying a floating interest rate of TIIE + 1.35%; and
•	Rs.595 of loans carrying a floating interest rate of CDI + 1.55%.

For details of the Company’s short-term and long-term loans and borrowings, including interest rate profiles, refer to Note 16 of these consolidated financial statements.

For the years ended March 31, 2026 and 2025, every 10% increase or decrease in the floating interest rate component applicable to its loans and borrowings would affect the Company’s net profit by Rs.347 and Rs.271 respectively.

The carrying value of the Company’s borrowings, the interest component of which was designated in a cash flow hedge, was Rs.0 as of March 31, 2026 and 2025.

The Company’s investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Note that “CDI” means the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “REPO” means the “Repurchasing option” rate published by the Reserve Bank of India, “SOFR” means Secured Overnight Financing Rate, “T-bill” means the India Treasury bill and “TIIE” means the Equilibrium Inter-Banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company’s purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company’s raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company’s active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company’s cost of revenues. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of March 31, 2026, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

30. Financial risk management (continued)

Details of financial assets – not due, past due and impaired

None of the Company’s cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as of March 31, 2026 and March 31, 2025. The Company’s credit period for trade and other receivables payable by its customers generally ranges from 20 - 180 days.

The aging of trade and other receivables is given below:

	As of March 31,
Particulars	2026		2025
Neither past due nor impaired	Rs.	86,003	Rs.	81,010
Past due
Less than 365 days		14,623		9,070
More than 365 days		905		467
Past due – impaired
Less than 365 days		141		-
More than 365 days		1,394		1,351
	Rs.	103,066	Rs.	91,898
Less : Allowance for credit losses		(1,847)		(1,478)
Total	Rs.	101,219	Rs.	90,420

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

As of March 31, 2026 and 2025, the Company had uncommitted lines of credit from banks of Rs.49,109 and Rs.50,904 respectively.

As of March 31, 2026, the Company had working capital of Rs.134,409, including cash and cash equivalents of Rs.15,368, investments in term deposits with banks, bonds and commercial papers of Rs.36,534 and investments in units of mutual funds of Rs.35,912.

As of March 31, 2025, the Company had working capital of Rs.119,720, including cash and cash equivalents of Rs.14654, investments in term deposits with banks, bonds and commercial papers of Rs.9,948 and investments in units of mutual funds of Rs.33,186.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in Note 1
6
to these consolidated financial statements) as of March 31, 2026:

Particulars	2027		2028		2029		2030		Thereafter		Total
Trade and other payables	Rs.	33,411	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	33,411
Short-term borrowings		59,135		-		-		-		-		59,135
Derivative financial instruments		6,898		-		-		-		-		6,898
Other liabilities and provisions		43,582		357		73		-		-		44,012

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in Note 1
6
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

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company has filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as “specified products” under the DPCO and the related demand notices issued thereunder. These matters were consolidated with the Norfloxacin matter and have been adjourned to
October 2
8, 2026, for hearing.

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

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of Rs.776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit Rs.100 and furnish a bank guarantee for Rs.676. Pursuant to the order, the Company deposited Rs.100 on September 13, 2017 and submitted a bank guarantee of Rs.676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The Union of India filed an Affidavit on July 8, 2025, conceding the ground on 10% increase on Maximum Retail Price for every 12 months basis the Bard Judgement (Bharat Serums and Vaccines Limited vs Union of India & Ors.) of the Delhi High Court dated November 8, 2023, and shared the recomputed demand for Rs.664 in place of the original demand of Rs.776. The matter has been adjourned to August 11, 2026 for hearing.

Based on its best estimate, the Company has recorded a cumulative provision of Rs.521 (Rs.479 through March 31, 2025) under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Other product and patent related matters

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall in the United States of its generic ranitidine products, at the retail level for over-the-counter products and at the consumer level for prescription products, due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. Food and Drug Administration (“U.S. FDA”). On April 1, 2020, the U.S. FDA requested manufacturers to withdraw all ranitidine products from the U.S. market.

Federal Multidistrict Litigation - MDL 2924

The Company and/or one or more of its affiliates were named as defendants in thousands of federal lawsuits related to ranitidine. In 2020, these lawsuits were consolidated for pre-trial purposes into
In re Zantac (Ranitidine) Products Liability Litigation (MDL No. 2924)
(“MDL 2924”)
,
a multi-district litigation in the U.S. District Court for the Southern District of Florida.

On December 31, 2020, the MDL 2924 court dismissed all claims asserted against generic manufacturers based on federal preemption, with leave to amend certain causes of action. On July 8, 2021, all the amended causes of action against generic manufacturers were dismissed with prejudice. On November 7, 2022, the U.S. Court of Appeals for the 11th Circuit affirmed dismissal of the third-party payor claims. On December 6, 2022, May 15, 2023, and July 14, 2023, the MDL 2924 court entered Daubert and summary judgment rulings dismissing all designated and non-designated cancer personal injury claims against all defendants, including generic manufacturers, and on July 26, 2023, dismissed all economic loss class actions and granted summary judgment in medical monitoring class actions. Final judgments in favor of all defendants were entered on September 26, 2023 and November 14, 2023.

On December 26, 2023, the 11th Circuit consolidated the MDL 2924 appeals. Plaintiffs filed opening briefs on April 10, 2024, defendants filed briefs on July 25, 2024, and plaintiffs filed reply briefs on November 8, 2024. Oral argument occurred on October 10, 2025.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these consolidated financial statements.

State Court Ranitidine-related Actions

Ranitidine-related actions were also filed against the Company in various U.S. state courts. The New Mexico Attorney General filed an action asserting public nuisance and negligence claims, and the court denied the generic defendants’ preemption motion to dismiss; trial was scheduled for September 15, 2025, and the parties requested a continuance. The City of Baltimore filed a similar action, which was dismissed with prejudice as to the generics. In January 2021, the Company was served in a California Proposition 65 action, and on May 7, 2021, the court dismissed the claims against generic manufacturers without leave to amend; the dismissal was affirmed on appeal, and the California Supreme Court denied review.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

31.
Contingencies (continued)

Other product and patent related matters (continued)

Ranitidine recall and litigation (continued)

More than 360 private plaintiffs filed ranitidine-related actions against the Company in California, Illinois, New Jersey, New York, and Pennsylvania. The Company has been voluntarily dismissed from all cases filed in New Jersey, New York, and Pennsylvania. In Illinois, the cases were consolidated for pre-trial proceedings, and on August 17, 2023, the trial court dismissed all claims against generic manufacturers with prejudice based on federal preemption. On June 30, 2025, the Illinois First District affirmed judgment in favor of the generic manufacturers in the Valadez matter, and on September 24, 2025, the Illinois Supreme Court denied the petition for leave to appeal. In California, approximately 214 cases against the Company were coordinated in Judicial Council Coordination Proceedings in Alameda County, and on December 23, 2024, the Company entered into a confidential master settlement agreement to resolve the California cases pending against it.
As of May
5
, 2026, all of those cases have been dismissed pursuant to the settlement
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

The certification motion previously set by the court for five days was rescheduled to the week of October 27, 2025. Defendants’ sur-reply evidence was filed on April 25, 2025, and the plaintiffs’ sur-sur-reply evidence was filed on May 23, 2025. Cross-examinations on the affidavits, including the experts’ reports, were completed in June 2025. The plaintiff’s written arguments were delivered on August 1, 2025, the defendants’ responding written arguments were delivered on September 12, 2025, and the plaintiff's reply written arguments were delivered on October 3, 2025. The certification motion was heard from October 27 through October 31, 2025.

On February 20, 2026 the Federal Court denied certification against the Company and all other defendants. Plaintiffs did not appeal this decision within the required timeline, and the matter is therefore effectively terminated, as it cannot proceed as a class action and the plaintiff's individual claim was found to disclose no cause of action.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

31. Contingencies (continued)

Other product and patent related matters (continued)

United States Antitrust Multi-District Litigations (continued)

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

The plaintiffs seek “treble” damages (i.e., three times the actual damages sustained) of the claimed anticompetitive “overcharge” during the period 2009-2020 on the drugs at issue allegedly caused by the alleged conspiracies plus injunctive relief, and attorney’s fees and costs in the litigation. The plaintiffs also allege claims for disgorgement of alleged unjust enrichment of profits earned by each defendant, including the Company, and punitive damages as a result of the alleged violations. The plaintiffs in the cases fall into the following categories:

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

•
Class actions on behalf of all companies and consumers that were end payers for the purchase of generic drugs by consumers (the “End Payer Plaintiff Class” or “EPP” Class). This class consists of all health care plans, insurance companies and union welfare funds that paid for generic drugs purchased by their members (consumers). These claims encompass 152 generic drugs, of which the Company sold 12 drugs; and

•
Approximately 200 individual companies (which have opted out of the class actions), consisting of pharmacy retailers, health insurers, self-insured health plan employers, hospitals, counties and other local governmental agencies, (the “Direct Action Plaintiffs” or “DAPs”) have individually filed complaints and alleged claims. These claims encompass a total of more than 400 drugs, of which the Company sold 23 drugs.

All complaints in the MDL 2724 are being simultaneously litigated together, on a consolidated basis, for all discovery and pre-trial purposes, except the Attorneys General Cases which were remanded back to the District of Connecticut and will no longer be included in the MDL 2774 in the Eastern District of Pennsylvania. Discovery is still proceeding. The first three cases that have been designated for the first trials in the MDL 2724 (the so-called “bellwether” cases) do not involve the Company’s U.S. subsidiary as a defendant. These bellwether cases encompass claims by the DPPs and EPPs as to two specific drugs that were not sold by the Company’s U.S. subsidiary and claims by the Attorney Generals as to approximately 80 topical drugs and creams that were not sold by the Company’s U.S. subsidiary. The trials in these bellwether cases are anticipated to occur in 202
7
.

A second round of three bellwether cases have been selected which are expected to be tried in late-2026 or 2027. They include: a case encompassing a single drug that does not involve the Company’s U.S. subsidiary as a defendant; a case by the Attorney Generals encompassing 15 drugs in which the Company’s U.S. subsidiary is named as to two drugs (meprobamate and zoledronic acid); and a case brought by Humana, Inc., encompassing 15 drugs in which the Company’s U.S. subsidiary is named as to one drug (divalproex). In both of the last two cases, the plaintiffs seek joint and several liability for the claimed damages (including claimed treble damages) and state civil penalties encompassing the drugs that the Company’s U.S. subsidiary sold, plus joint and several liability for the claimed damages (including claimed treble damages) and state civil penalties suffered on all of the drugs in the cases based on the allegation of participation in an industry-wide “overarching conspiracy.”

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

31.
Contingencies (continued)

Other product and patent related matters (continued)

United States Antitrust Multi-District Litigations (continued)

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

Civil litigation with Mezzion

On January 13, 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, “Mezzion”) filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient (“API”) for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA’s current Good Manufacturing Practices (“cGMP”) at the time of manufacture of the API and finished dosage forms of udenafil and that, as a result, in January 2016, this caused the U.S.FDA to deny Mezzion’s New Drug Application (“NDA”) for udenafil for an erectile dysfunction (“ED”) indication. The Company filed a motion to dismiss Mezzion’s complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company’s motion to dismiss the complaint on the jurisdictional matter. The Company’s interlocutory appeal of said denial was also denied. The case is continuing in pretrial discovery. A trial date for the same is yet to be scheduled.

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

31. Contingencies (continued)

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

On May 5, 2025, the cases were reassigned from Judge Esther Salas to Judge Michael Farbiarz, also of the District of New Jersey.  A trial date has not been set.

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

The Company engaged with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which included enhancement initiatives undertaken by the Company, and the Company complied with its listing obligations as it relates to updating the regulatory agencies. On February 23, 2026 the Company received a letter from the SEC stating that, based on the information available to it, the SEC has concluded its investigation and does not intend to recommend any enforcement action against the Company at this time. On March 5, 2026, the Company received a letter from the DOJ stating that, based on the information available to it, the DOJ has closed its inquiry.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

31. Contingencies (continued)

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against Union of India and others in the Supreme court of India for safety of people living in the Patancheru and Bollaram areas of the Medak district. Such writ named the Company among the list of alleged polluting industries. In 1996, the Andhra Pradesh District Judge ordered the alleged polluting industries to compensate affected farmers at prescribed rates of Rs.0.0013 per acre of dry land and Rs.0.0017 per acre for wet land. Pursuant to this order, the Company paid total compensation of Rs.3 to the affected farmers. The Andhra Pradesh High Court dismissed the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (the “NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT, and a Fact Finding Committee was constituted in October 2015 through an order by the NGT.

The NGT allowed the alleged polluting industries to nominate a representative to the Fact Finding Committee. However, the Company, along with others, challenged the Committee’s constitution and composition, and the NGT directed that the Committee not commence operations until such challenges are disposed of. The NGT, Chennai disposed of the challenge on October 24, 2017, following which the Bulk Drug Manufacturers Association of India, in which the Company is a member, filed a review petition against the judgment on various aspects.

In another case (in which the Company was not a party), the NGT, Delhi issued a judgment dated November 16, 2017  directing the continuation of the Fact Finding Committee’s moratorium imposed in the Patancheru and Bollaram areas until the Ministry of Environment, Forest and Climate Change passes an order. The Company filed an appeal challenging this judgment before the High Court of Hyderabad.

In June 2022, the Hon’ble High Court of Hyderabad disposed of the appeal, allowing the Company to seek remedies available under the NGT Act, 2010 before the Supreme Court of India.

On April 24, 2019, the Government of Telangana issued Government Order Manuscript (G.O.Ms.) No. 24, permitting the expansion of existing units in the Patancheru–Bollaram area upon payment of an amount equal to 1% of the annual turnover of the applicable unit for the fiscal year ended March 31, 2019, based on the NGT’s October 24, 2017 order. Accordingly, the Company accordingly made a provision of Rs.29.4 for the year ended March 31, 2019 representing the estimated probable cost of its planned expansion of industrial units in the area.

Subsequently, in September 2019, the Telangana State Pollution Control Board (“TSPCB”) issued operational guidelines requiring a retrospective levy on industrial units equal to 0.5% of their annual turnover for fiscal years 2016-2017 to 2018–2019 for the purposes of restoration of such affected area. The Company has four industrial units in the area and is contesting these guidelines. The TSPCB recommended the issuance of a Consent For Operation for the change in product mix for one of the Company’s industrial units, subject to payment of an amount equal to 0.5% of the annual turnover of such unit for fiscal years 2016–2017 to 2018-2019. The Company vigorously defend itself against the operational guidelines.

In November 2019, the TSPCB issued demand notices to certain industrial units of the Company seeking a remediation fee of 0.5% of prior year turnover for fiscal years 2015–2016 to 2018–2019, based on its operational guidelines and relevant orders. On November 22, 2019, the Hon’ble High Court of Judicature at Hyderabad issued an interim order which stayed the demands on the condition that the Company deposit Rs.60 as the remediation fee for fiscal year 2018–2019, which the Company has paid. The stay continues, and the Hon’ble High Court has since disposed of the interim order with liberty for the Company to approach the NGT, if necessary.

The Company believes that any additional liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in the consolidated financial statements.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (
the
"APERC") has issued
various
orders approving
the
levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from
April 1, 2008 to March 31, 2013. The Company has challenged the validity of such lev ies
 through writ petitions, which are pending before the High Court of Andhra Pradesh and the Hon’ble Supreme Court of India. The total amount approved by the
APERC in respect of FSA charges is Rs.482. The Company has recogni
z
ed Rs.219 as potential liability towards FSA charges after taking into account all of the available information and legal provisions.

However, the Company has paid Rs.354 under protest pursuant to demands raised by power distribution companies
through electricity bills. The Company remains exposed to additional liability should the APERC orders be upheld by the Courts
.

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

Indirect taxes related matters

The Company received a field tax audit report from the Federal Tax Service authority in respect of one of its foreign subsidiaries for the period from January 2020 to December 2022. The report concluded that certain services were subject to value-added tax (VAT). The Company filed objections to the findings, and a revised audit report was issued on September 15, 2025 with a reduced VAT liability. Based on its best estimate, the Company had recorded a provision of Rs. 695 under “Selling, General and Administrative Expenses” for the three months ended September 30, 2025.

The Company continued to defend its position and submitted further objections, asserting that the specified services should not be subject to VAT. On March 23, 2026, the Company received the final order from the Federal Tax Service authorities, pursuant to which the originally proposed VAT liability was substantially reduced.

During the three months ended March 31, 2026, based on the final order, the Company has recorded an additional provision of Rs.1,141 (
bringing
the cumulative provision recorded during the year ended March 31, 2026 to Rs.1,836) under “Selling, general and administrative expenses” including  applicable interest and penalties and covering the periods both under audit as well as subsequent period from calendar year 2023 through March 31, 2026.

The Company believes that the likelihood of any further liability that may arise on account of this field tax audit is not probable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

a.
In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly claimed an
input tax credit of Rs.307. The Company then received an order from the Additional Commissioner of Goods and Services Tax in favor of the Company’s right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order with the Commissioner of Goods and Services Tax (Appeals). The Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company’s right to claim such input tax credit. The Company filed an appeal against such order before the Hon’ble High Court of Telangana.

The Company believes that it has correctly distributed and claimed the input tax credit within the provisions of applicable laws and hence no additional liability will accrue in this regard.

b.
The Company has also received an order from
Goods and Services Tax (“GST”) authorities of various states in respect of its claimed input tax credit on education cess. The Company has filed an appeal against these orders before the Hon’ble High Court of Telangana and recorded a provision of Rs.31 as of March 31, 2026.

In both the above-mentioned cases, pursuant to the constitution of the Goods and Services Tax Appellate Tribunal (“GSTAT”), which is the designated appellate authority under the GST law, the Company has withdrawn the appeal pending before the Hon’ble High Court of Telangana and is in the process of filing the appeal before the GSTAT.

c.
In February 2022, the Company paid under protest an amount of Rs.123 towards a GST reverse charge. In January 2025, the Additional Commissioner of GST passed an order confirming the demand as per the show-cause notice dated July 5, 2024. Aggrieved by the order, the Company filed an appeal before the first appellate authority. The appellate authority passed an order on February 27, 2026 sustaining the demand confirmed by the Additional Commissioner of GST.

The Company is in the process of filing a further appeal against the appellate order before GSTAT and believes the demand in such order is not enforceable and the likelihood of any liability is not probable.

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The total disputed amount is Rs.482. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are not probable. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2026.

Tax claim for Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited

The Company received a reassessment notice from the Income Tax Department of India for income alleged to have escaped assessment due to the merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited. For details, see Note 3
2
below.

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

32.
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

In relation to this merger approved by the NCLT, the Company received a show cause notice from the Income Tax Department of India on April 4, 2025, under Section 148A(1) of the Income-tax Act, 1961. The notice sought an explanation as to why a reassessment notice under Section 148 should not be issued for income alleged to have escaped assessment due to the merger. Subsequent to the submission of the reply in response to the above notice, the Company received an order 148A(3) and a notice under section 148 of the Income Tax Act on May 30, 2025 from the tax authorities, proposing to assess or reassess the income for the relevant year.

The Company has filed a writ petition before the Hon’ble High Court for the State of Telangana, challenging the validity of the order passed under Section 148A(3) of the Income-tax Act, 1961 and the consequent notice issued under Section 148, both dated May 30, 2025. Pending disposal of the writ petition, the Hon’ble High Court has, by way of interim relief, granted a stay on further proceedings pursuant to the order under Section 148A(3) and the notice under Section 148. The stay shall remain in force until the next date of hearing. The matter is currently scheduled for hearing on June 18, 2026.

The Company believes that there is no escaped tax pursuant to the said merger scheme as the amalgamation was carried out for the above stated purpose. Further, it was carried out in compliance with various applicable laws in India and after taking with applicable regulatory approvals. The Company will take suitable action to defend its position, and believes that the chances of any liability arising from such orders are less than probable. Accordingly, no provision is made in the consolidated financial statements as of March 31, 2026.

Further, the said merger scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

3
3
.
Geopolitical Conflicts

The Company considered the uncertainties relating to ongoing geopolitical instability and armed conflicts and hostilities (including in Russia, Ukraine and the Middle East) in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the conflict is difficult to predict, and any of them could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of these conflicts including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia, as well as disruptions in global trade routes and transportation infrastructure arising from ongoing conflicts in the Middle East. For this purpose, the Company considered internal and external sources of information up to the date of approval of these consolidated financial statements
(i.e.,
M
ay

29
, 2026)
.

Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended March 31, 2026, the impact of such instability, conflicts and disruptions on the Company’s operations and financial condition was not material. The Company will continue to closely monitor any material changes to future geopolitical and economic conditions.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
4
.
Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections of facilities of the Company which were carried out or remained open during the year ended March 31, 2026:

	Unit	Details of observations
October 2023 and September 2025	Biologics, Hyderabad, India
Nine observations were noted in the U.S. FDA inspection. The Company responded to the observations.
Further to this inspection, five observations were noted in the Pre-Approval Inspection (“PAI”) conducted by the U.S. FDA from September 4-12, 2025, to which the Company has responded within the stipulated timelines. The Company has received a Post Application Action Letter (“PAAL”) from the U.S. FDA on January 9, 2026 to which the Company has responded within the stipulated timelines and has received dates for inspection.

May 2025	API Miryalaguda (CTO Unit-V) plant, Telangana, India
Two observations were noted in the U.S. FDA inspection, conducted from May 19-24, 2025, to which the Company has responded on June 13, 2025.
The Company received an Establishment Inspection Report (“EIR”), from the U.S. FDA and the facility was classified as Voluntary Action Indicated.

May 2025	API Middleburgh plant, New York, U.S.A.
Two observations were noted in the U.S. FDA inspection, conducted from May 12-16, 2025, to which the Company has responded on June 9, 2025. The Company received an EIR on July 21, 2025, from the U.S. FDA and the facility was classified as Voluntary Action Indicated.

July 2025	Formulations Srikakulam plant 11, Andhra Pradesh, India
Seven observations were noted in the U.S. FDA inspection conducted from July 10-18, 2025, to which the Company has responded on August 8, 2025. The Company received an EIR on October 20, 2025, from the U.S. FDA and the facility was classified as Voluntary Action Indicated.

September 2025	API Mirfield, Yorkshire, UK	Seven observations were noted in the U.S. FDA inspection conducted from September 1-5, 2025. The Company has responded to all related communications within the stipulated timelines.
November 2025	API Srikakulam Plant (SEZ), Andhra Pradesh, India
No observations were noted in the U.S. FDA inspection conducted from November 10-14, 2025. The Company received an EIR on March 2, 2026, from the U.S. FDA and the facility was classified as No Action Indicated.

December 2025	Formulations Srikakulam plant 1 (SEZ), Andhra Pradesh, India
Five observations were noted in the U.S. FDA inspection conducted from December 4-12, 2025, to which the Company has responded within the stipulated timelines
.
The Company received an EIR on March 5, 2026, from the U.S. FDA and the facility was classified as Voluntary Action Indicated.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
5
.
Business Combination

A.
Agreement with Nestlé India Limited

On April 25, 2024, the parent company entered into a definitive agreement with Nestlé India Limited (“Nestlé India”), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties. The aforesaid business activities are carried out through Dr. Reddy’s and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”). This arrangement is strategically important for both companies as it allows to combine their complementary strengths and expand their reach in the nutraceutical market.

The transaction was concluded on August 1, 2024. The parent company invested Rs.7,344 in the Nutraceuticals subsidiary, while Nestlé India contributed Rs.7,056, and as a result the parent company and Nestlé India hold ownership stakes of 51% and 49% respectively. Further, Nestlé India has a call option to increase their shareholding to
60
% after six years from the closing date for a purchase price based on fair market value. Subsequently, the Nutraceutical subsidiary acquired Nestlé India’s nutraceuticals and supplements portfolio, including product licenses, teams and employees, for Rs.2,231. Additionally, a royalty is payable to Nestlé India equal to 4.5% of post-closing net sales of such portfolio.

The parent company accounted for the acquisition from Nestlé India under IFRS 3, “Business Combinations”. Accordingly, the parent company allocated purchase consideration and recognized product related intangibles and other intangibles of Rs.1,982, property, plant and equipment and current assets of Rs.42 and goodwill of Rs.207, on the acquisition date (i.e., August 1, 2024).

The related acquisition costs were not material and have been charged to the consolidated income statement for the year ended March 31, 2025.

No pro-forma information is disclosed in these consolidated financial statements, as the impact of this acquisition on these consolidated financial statements is not material.

Non-Controlling interest:

Nestlé India’s 49% ownership stake in the Nutraceuticals subsidiary is reported as a NCI in the consolidated financial statements.

The carrying amount of the 49% shareholding held by Nestlé India, recorded under non-controlling interest, is
Rs.3,394

and Rs.3,778 as of March 31, 2026 and March 31, 2025, respectively,

Such carrying amount
aris
es
 from the initial measurement at the Nestlé India’s proportionate share of identifiable net assets as of the acquisition date and is
subsequently adjusted with the share of profit based on ownership percentage.

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

The acquisition was structured as a purchase of 100% of the shares of NorthStar Switzerland SARL, whose assets includes intellectual property, employees, agreements with commercial manufacturing organizations, marketing authorizations, and other assets related to the commercialization of brands of the NRT Business. The acquisition included all formats such as lozenge, patch, spray, and gum in all applicable global markets outside of the United States of America.

The transaction was completed on September 30, 2024. At closing, the Company paid Haleon an upfront cash consideration of Rs. 51,407 (GBP 458). The agreement also includes contingent consideration of up to Rs. 4,714 million (GBP
42
million), payable upon achieving specified sales targets in calendar years 2024 and 2025, bringing the total potential consideration to Rs.56,121 million (GBP 500 million).

The Company accounted for the transaction under IFRS 3, “Business Combinations” using the acquisition method. The fair value of the consideration transferred was Rs.53,660. Based on the purchase price allocation, the Company recognized product related intangible assets (brands) of Rs.54,973, deferred tax liabilities of Rs.8,483, and goodwill of Rs.7,170. This acquisition pertains to the Company’s Global Generics segment.

The fair value was estimated using the discounted cash flows technique, which considers the present value of the expected future earn-out payment discounted from their respective payment dates using a risk-adjusted discount rate. The significant unobservable inputs in the valuation is the estimated sales forecast. The Company has estimated that the prescribed sales target will be met.

The Company paid earn-out consideration of Rs.1,655 (GBP 15) and Rs.3,389 (GBP 27) during the three months ended March 31, 2025 and March 31, 2026, respectively, upon achieving the specified NRT Business sales targets for calendar years 2024 and 2025.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

B.	Business transfer agreement with Haleon (continued)

The Company substantially completed the integration of the acquired NRT Business, with the majority of markets transitioned and local marketing authorizations transferred to the Company. For the limited markets still under transition, the Company continues to obtain distribution and related services under Transitional Distribution Services Agreement with the Haleon Group until the rem
a
ining transfers are completed.

The amount of revenue
and profit before tax
included in the consolidated income statements pertaining to the acquired NRT business since September 30, 2024 is Rs.12,020
and
Rs.
1,011 (after the effect of acquisition related expenses) respectively for the year ended March 31, 202
5
.

3
6
.
Subsequent Events

Please refer to Notes 19, 31 and 34 of these consolidated financial statements for the details of subsequent events relating to the proposed dividend, contingencies and regulatory inspection of facilities respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

37.
Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company. Tabulated below is the list of subsidiaries, joint ventures and associates as of March 31, 2026:

Name of the subsidiaries/associates/joint ventures	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100% (1)
Aurigene Oncology Limited ( Formerly, Aurigene Discovery Technologies Limited)	India	100%
Aurigene Pharmaceutical Services Limited	India	100% (1)
beta Institut gemeinnützige GmbH	Germany	100% (6)
betapharm Arzneimittel GmbH	Germany	100% (6)
Cheminor Investments Limited	India	100%
Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100% (7)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100% (7)
Dr. Reddy’s Laboratories (UK) Limited	United Kingdom	100% (3)
Dr. Reddy’s Laboratories Canada, Inc.	Canada	100% (7)
Dr. Reddy’s Laboratories Chile SPA.	Chile	100% (7)
Dr. Reddy’s Laboratories Inc.	U.S.A.	100% (7)
Dr. Reddy’s Laboratories Japan KK	Japan	100% (7)
Dr. Reddy’s Laboratories Kazakhstan LLP	Kazakhstan	100% (7)
Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.	Malaysia	100% (7)
Dr. Reddy’s Laboratories New York, LLC	U.S.A.	100% (4)
Dr. Reddy’s Laboratories Philippines Inc.	Philippines	100% (7)
Dr. Reddy’s Laboratories Romania Srl	Romania	100% (7)
Dr. Reddy’s Laboratories SA	Switzerland	100%
Dr. Reddy’s Laboratories Taiwan Limited	Taiwan	100% (7)
Dr. Reddy’s Laboratories (Thailand) Limited	Thailand	100% (7)
Dr. Reddy’s Laboratories LLC, Ukraine	Ukraine	100% (7)
Dr. Reddy’s New Zealand Limited.	New Zealand	100% (7)
Dr. Reddy’s Srl	Italy	100% (8)
Dr. Reddy’s Bio-Sciences Limited	India	100%
Dr. Reddy’s Laboratories (Australia) Pty. Limited	Australia	100% (7)
Dr. Reddy’s Laboratories SAS	Colombia	100% (7)
Dr. Reddy's Netherlands B.V. (formerly Dr. Reddy’s Research and Development B.V.)	Netherlands	100% (9)
Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited	China	100% (7)
DRES Energy Private Limited	India	26% (10)
DRL Impex Limited	India	100% (11)
Dr. Reddy’s Formulations Limited	India	100%
Idea2Enterprises (India) Pvt. Limited	India	100%
Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited) (Dissolved on August 5, 2025)	India	100%
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33% (2)
Lacock Holdings Limited	Cyprus	100% (7)
Dr. Reddy’s Laboratories LLC	Russia	100% (7)(14)
Promius Pharma LLC	U.S.A.	100% (4)
Reddy Holding GmbH	Germany	100% (7)
Reddy Netherlands B.V.	Netherlands	100% (7)
Reddy Pharma Iberia SAU	Spain	100% (7)
Reddy Pharma Italia S.R.L.	Italy	100% (5)
Reddy Pharma SAS	France	100% (7)
Svaas Wellness Limited (Divested on April 7, 2026)	India	100%
Nimbus Health GmbH	Germany	100% (6)
Dr. Reddy’s Laboratories Jamaica Limited	Jamaica	100% (7)
O2 Renewable Energy IX Private Limited	India	26% (10)
Dr. Reddy’s and Nestle Health Science Limited (Formerly, Dr. Reddy’s Nutraceuticals Limited) (Refer t o Note 35.A of these consolidated financial statements for further details)	India	51%
Dr. Reddy’s Employees ESOS Trust	India	Refer to below footnote (13)
Cheminor Employees Welfare Trust	India	Refer to below footnote (13)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

Dr. Reddy’s Research Foundation	India	Refer to below footnote (13)
Clean Renewable Energy KK 2A Private Limited (From July 31, 2024)	India	26.99% (10)
Northstar Switzerland SARL (From September 30, 2024)	Switzerland	100% (7)
North Star OpCo Limited (From September 30, 2024)	United Kingdom	100% (12)
North Star Sweden AB (From September 30, 2024)	Sweden	100% (12)
Dr. Reddy's Denmark ApS (From October 4, 2024)	Denmark	100% (7)
Dr. Reddy’s Finland Oy (From December 20, 2024)	Finland	100% (7)
Kunshan Rotam Reddy Medicine Company Limited	China	51.33% (2)(15)
Dr. Reddy’s Laboratories (Vietnam) Company Limited (From May 9, 2025)	Vietnam	100% (7)

(1)	Indirectly owned through Aurigene Oncology Limited ( Formerly, Aurigene Discovery Technologies Limited) .
(2)
Kunshan Rotam Reddy Pharmaceutical Co. Limited and Kunshan Rotam Reddy Medicine Company Limited are subsidiaries as per the
Indian Companies Act, 2013, as the Company holds a 51.33% stake. However, the Company accounts for this investment in accordance with IFRS 11,
“Joint Arrangements”
using
 the
equity
 method and does not consolidate it in the Company’s financial statements.

(3)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.
(4)	Indirectly owned through Dr. Reddy’s Laboratories Inc.
(5)	Indirectly owned through Lacock Holdings Limited.
(6)	Indirectly owned through Reddy Holding GmbH.
(7)	Indirectly owned through Dr. Reddy’s Laboratories SA.
(8)	Indirectly owned through Reddy Pharma Italia S.R.L.
(9)	Indirectly owned through Reddy Netherlands B.V.
(10)	Accounted for using the equity method as per IAS 28, “ Investments in Associates and Joint Ventures ”.
(11)	Indirectly owned through Idea2Enterprises (India) Pvt. Limited.
(12)	Indirectly owned through Northstar Switzerland SARL.
(13)	The Company does not have any equity interests in this entity but has significant influence or control over it.
(14)	45.19% held directly by Dr. Reddy’s Laboratories Limited.
(15)	Indirectly owned through Kunshan Rotam Reddy Pharmaceutical Co. Limited.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits	Footnotes
1.1	Memorandum and Articles of Association of the Registrant dated February 4, 1984.	(1)(3)(4)
1.2	Certificate of Incorporation of the Registrant dated February 24, 1984.	(1)(3)
1.3	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.	(1)(3)
1.4	Amendment to Memorandum and Articles of Association of the Registrant dated June 12, 2009 (regarding an increase in the Company’s authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into Dr. Reddy’s Laboratories Limited, its parent company).	(5)
1.5	Amendment to Memorandum and Articles of Association of the Registrant dated July 19, 2010 Order of the Hon’ble High Court of Andhra Pradesh, India dated July 19, 2010 (regarding Amendment to Memorandum and Articles of Association of the Registrant and capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(7)
1.6	Amended and Restated Articles of Association of the Registrant dated September 17, 2015.	(8)
1.7	Amendment to Memorandum and Articles of Association of the Registrant dated April 5, 2022, and Order of Hon’ble National Company Law Tribunal, Hyderabad Bench, dated April 5, 2022 (to effect an increase in the Registrant’s authorized share capital pursuant to the amalgamation of Dr. Reddy’s Holdings Limited into the Registrant).	(10)
1.8
Amendment to Memorandum and Articles of Association of the Registrant dated September 12, 2024 (to effect an increase in the Registrant’s authorized share capital pursuant to the 1:5 forward stock split effected on October 28, 2024).

2.1	Form of Amended and Restated Deposit Agreement, including the form of American Depositary Receipt, by and among the Registrant, JP Morgan Chase Bank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Receipts issued thereunder.	(11)
2.2	Description of Securities registered under Section 12 of the Exchange Act.
2.3	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.	(2)
2.4	Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.	(6)
2.5	Dr. Reddy’s Employees Stock Option Scheme, 2018.	(9)
4.1	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.	(1)
4.2	Agreement for the Sale and Purchase of all of the Quotas of Northstar Switzerland SARL dated June 26, 2024 between Dr. Reddy's Laboratories SA and Haleon UK Enterprises Limited.	(13)
8	List of subsidiaries, associates and joint ventures of the Registrant.
11.1	Code of Business Conduct and Ethics	(12)
11.2	Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons	(12)
12.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young Associates LLP).
97	Dr. Reddy’s Laboratories Limited Recovery Policy	(12)

(1)	Previously filed on March 26, 2001 with the SEC along with Form F-1.
(2)	Previously filed on October 31, 2002 with the SEC along with Form S-8.
(3)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.
(4)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.
(5)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2010.
(6)	Previously filed on March 5, 2007 with the SEC along with Form S-8.
(7)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2011.
(8)	Incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K dated September 25, 2015.
(9)	Previously filed on September 5, 2018 with the SEC along with Form S-8.
(10)	Incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K dated June 2, 2022.
(11)	Previously filed on October 23, 2024 with the SEC along with Form F-6.
(12)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2024.
(13)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DR. REDDY’S LABORATORIES LIMITED

	By:	/s/Erez Israeli
Erez Israeli
Chief Executive Officer

	By:	/s/M.V. Narasimham
M.V. Narasimham
Chief Financial Officer
May 29, 2026

